

CONSOLTEX INC.
(formerly Consoltex Group Inc.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

Consoltex Inc.
8555, route Transcanadienne
Saint-Laurent, Quebec, Canada
H4S 1Z6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   December 31, 1999

OR
[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number:

CONSOLTEX INC.
(formerly Groupe Consoltex Inc./Consoltex Group Inc.

(Exact name of registrant as specified in its charter)

New Brunswick, CANADA
(Jurisdiction of incorporation or organization)

8555, route Transcanadienne, Saint-Laurent, Quebec, Canada H4S 1Z6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE
(Title of Class)

Securities registered or to be registered pursuant to Section12(g) of the Act:
NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

11% Series B Senior Subordinated Notes due 2003
(Title of Class)

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:

Title of Class	Issued and Outstanding as of the date hereof
Multiple Voting Shares	3,140,000
Subordinate Voting Shares	14,887,551

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X   NO

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X   Item 18

TABLE OF CONTENTS

EXCHANGE RATE DATA

Consoltex Inc. publishes its consolidated financial statements in Canadian dollars. All amounts are expressed, unless otherwise specified, in Canadian dollars. Commencing with its consolidated financial statements for the first quarter of 2000, Consoltex Inc. will start publishing its Consolidated Financial Statements in United States dollars.

The Company's primary currencies include the Canadian dollar, the United States dollar and the Mexican peso.

The Canadian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Canadian currency between Canada and the United States. The following table sets forth certain exchange rate information (expressed in terms of U.S. dollars per Canadian dollar) for the five years ended December 31, 1999. Such rates are the inverse of the Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On June 21, 2000, the inverse of the Noon Buying Rate was US$0.6789= Cdn$1.00.

	Years ended December 31				
	1995	1996	1997	1998	1999
Exchange rate at end of period	0.7323	0.7296	0.6997	0.6534	0.6929
Average exchange rate during period [1]	0.7307	0.7334	0.7233	0.6720	0.6712
Highest exchange rate during period	0.7462	0.7526	0.7487	0.7067	0.6929
Lowest exchange rate during period	0.7096	0.7212	0.6945	0.6378	0.6522

[1] Average of the exchange rate on the last day of each month during the applicable period.

In this Report on Form 20-F, unless the context otherwise requires, the "Corporation" refers to Consoltex Inc. and "Consoltex" or the "Company" refers to Consoltex Inc. together with its subsidiaries and divisions and their respective predecessors.

PART I

ITEM 1 - DESCRIPTION OF BUSINESS

General

Consoltex is a North American textile and packaging company. Its activities are divided between the Polypropylene and Textile Operations located in the United States, Canada, Mexico and Costa Rica. Consoltex is vertically integrated, from the production of yarn, in its Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating and production of end products such as large bulk bags and small bags. It also conducts its own research and development and maintains its own sales and marketing network. Consoltex has 20 manufacturing plants and employs approximately 7,100 associates. Consoltex supplements production from its 20 manufacturing facilities with fabric converted in the United States as well as raw materials and fabric imported from Asia and Europe.

The Polypropylene Operations includes LINQ Industrial Fabrics, Inc. ("LINQ") in South Carolina, Marino Technologies, Inc. ("Marino") in Florida, New Jersey, Illinois and Texas, Rafytek, S.A. de C.V. ("Rafytek"), Marino Technologies de Mexico, S.A. de C.V. ("Marino Mexico") and Vera Pak, S.A. de C.V. ("VeraPak") in Mexico and Rafytica, S.A. ("Rafytica") in Costa Rica. The Polypropylene Operations a) extrudes polypropylene yarn and weaves, finishes, and distributes polypropylene-based fabrics for flexible intermediate bulk containers ("FIBC"), agrotextiles, woven and non-woven geotextiles, primary carpet backing and cotton bale and fibre wrap and b) manufactures end products such as FIBC bags for the chemical, agricultural and food industries and small bags for sugar, fertilizer, flour, animal feed, and other uses.

The Textile Operations includes Consoltex Inc. in Canada, The Balson-Hercules Group, Ltd. ("Balson-Hercules") in the United States and Royalton Mexicana, S.A. de C.V. ("Royalton") in Mexico. The Textile Operations manufactures, converts and imports a diverse range of man-made broad woven fabrics. In Canada, it manufactures primarily polyester, polyester rayon, voile and nylon based fabrics in its Fashion, Home Furnishings, Outerwear and Industrial divisions. In the United States it operates as an importer and converter for its Craft Home Sewing, Apparel Linings, Seatex, and John King divisions of Balson-Hercules. Royalton Mexicana, S.A. de C.V. ("Royalton") in Mexico makes garments primarily for the United States and Mexican markets.

The registered office of Consoltex Inc. is at 44 Chipman Hill, 10th Floor, Saint John, New Brunswick, E2L 4S6 and its principal office is at 8555, route Transcanadienne, Saint-Laurent, Quebec, Canada, H4S 1Z6.

The following chart sets forth the name and jurisdiction of incorporation of the material subsidiaries of the Corporation as of the date hereof, all of which are wholly owned.



Consoltex Inc.
(Canada)
Consoltex (USA) Inc.
(New York)
Marino Technologies, Inc.
(Florida)
The Balson-Hercules Group Ltd.
(Rhode Island)
LINQ Industrial Fabrics, Inc.
(Delaware)
Consoltex Mexico, SA. de C.V.
(Mexico)
Rafytica, SA.
(Costa Rica)
Marino Technologies de Mexico, SA.
Mexico
Rafytek, SA. de C.V.
(Mexico)
VeraPak, S.A. de C.V.
(Mexico)
Royalton Mexicana, SA. de C.V.
(Mexico)

Development of the Business

Consoltex Inc. (formerly Consoltex Group Inc.) was incorporated under the Canada Business Corporations Act by Certificate of Incorporation dated September 16, 1992. By Certificate of Amendment dated December 17, 1992, the existing authorized share capital of the Corporation consisting of an unlimited number of common shares was modified to (i) create an unlimited number of Multiple Voting Shares, without par value, an unlimited number of Subordinate Voting Shares, without par value, an unlimited number of First Preferred Shares, issuable in series, without par value and an unlimited number of Second Preferred Shares, issuable in series, without par value, (ii) convert the 4,000,000 common shares then outstanding into 4,000,000 Multiple Voting Shares on a one-for-one basis and (iii) remove the authorized class of unissued common shares. Consoltex Inc. was continued under the Business Corporations Act, New Brunswick on December 16, 1999 and changed its name from Consoltex Group Inc. to Consoltex Inc. on January 3, 2000.

In March 1993, the Corporation completed a $55 million initial public offering of Subordinate Voting Shares in Canada and in September 1993 the Corporation and its subsidiary, Consoltex (USA) Inc. (collectively, the "Issuers"), completed an offering in the United States of Series A 11% Senior Subordinated Notes due in the year 2003 (the "Series A Subordinated Notes") for proceeds of US$120 million which were used to acquire LINQ and to pay off Consoltex's fixed rate and working capital indebtedness. The Series A Subordinated Notes are guaranteed by the Corporation's principal subsidiaries.

On May 20, 1994, the Issuers completed an Exchange Offer in respect of the Series A Subordinated Notes, whereby the Issuers exchanged such notes for Series B 11% Senior Subordinated Notes (the "Series B Subordinated Notes") which are identical in all material respects to the Series A Subordinated Notes, except that the Series B Subordinated Notes are registered under the Securities Act of 1933 (U.S.).

On March 19, 1996, Consoltex refinanced all its senior bank debt with a US$85 million bank facility including a US$50 million working capital revolving line of credit and a US$35 million five year term loan (the "Senior Bank Facility"). The proceeds of the new facility were used to repay all indebtedness at March 19, 1996 except the Series B Subordinated Notes. This refinancing had no effect on the Series B Subordinated Notes.

On January 13, 1997, the Corporation issued, through a private placement, 3.4 million Subordinate Voting Shares to Clairvest Group Inc. ("Clairvest") for $6.1 million. The net proceeds from this share issue were used to repay a portion of Consoltex's term bank debt. At the same time, Les Gantiers Holding B.V., the controlling shareholder, converted 860,000 Multiple Voting Shares on a one-for-one basis into Subordinate Voting Shares and sold these shares to Clairvest.

On October 20, 1999 (and subsequently by way of the compulsory acquisition provisions of the *Canada Business Corporations Act*) AIP/CGI NB Acquisition Corp. ("AIP") acquired 100% of the Subordinate Voting Shares of Consoltex Inc. (the "AIP Acquisition") for $5.60 per share. As a result, 100% of the Consoltex Inc. Subordinate Voting Shares, previously listed on the Montreal and Toronto stock exchanges, are now held by AIP. Consoltex Inc. accordingly ceased to be a reporting issuer with Canadian securities regulatory authorities. Consoltex Inc. is still controlled by Les Gantiers Holding B.V. through its ownership of 100% of Consoltex Inc.'s Multiple Voting Shares. For more information on share ownership, refer to "Item 4 – Control of Registrant" of this Form 20-F.

On January 1, 2000, the former subsidiary of the Corporation, Consoltex Inc. (as it was then known) was wound up into the Corporation in that the Corporation acquired all of the assets and assumed all of the liabilities of the former Consoltex Inc. The former Consoltex Inc. is to be dissolved.

Consoltex's sales grew from $446.9 million for the year ended December 31, 1995 to $510.3 million for the year ended December 31, 1999. This growth was principally the result of the acquisitions (the "Acquisitions") of certain assets of N. Erlanger Blumgart & Co., Inc. ("Erlanger Blumgart") on May 1, 1996, Royalton on February 26, 1999, Marino on July 1, 1999 and the assets of Atlas Bag on October 1, 1999. The Marino and Royalton acquisitions were by way of share purchase and the Atlas acquisition was the acquisition of the operating assets of Atlas Bag, Inc. by Marino, to become a division of Marino. The Company financed these acquisitions through additional term loans totalling US$43 million from its Senior Bank facility.

Earnings from operations increased slightly from $31.5 million for the year ended December 31, 1995 to $32.2 million in for the year-ended December 31, 1999. From 1998 to 1999, earnings from operations decreased from $39.2 million to $32.2 million. The Company reported a loss of $5.1 million in 1999 compared to a profit of $5.5 million in 1998.

The decrease in the Company's 1999 earnings is principally caused by a) $4.4 million in shareholder value enhancing costs incurred as part of the process which resulted in the Company going private in 1999, b) 2.5% decrease in sales (excluding the effect of the Royalton, Marino and Atlas acquisitions) resulting from increased import competition on certain apparel product lines, c) the negative impact of intense price competition in the Polypropylene Operations, and d) the increase in both depreciation expense on capital expenditures, and amortization charges relating to additional goodwill and deferred financing expenses.

Business Strategy

Consoltex believes there are significant opportunities to expand its market share and develop new businesses in the North American textile industry. Consoltex's business strategy is three-fold: to emphasize high quality differentiated and specialty man-made fabrics; to increase penetration of fabric and fabric packaging in the United States; and to continue growth through globalization.

Emphasizing High Quality Differentiated and Specialty Man-made Fabrics. Consoltex focuses its manufacturing, marketing and research and development on high quality differentiated and specialty man-made fabrics which typically have higher profit margins than commodity products. As a result of its state-of-the-art technology, flexible manufacturing processes and experience in developing specialized products, Consoltex's product lines are well-positioned to capitalize on future growth in new and existing markets for man-made fabrics. These fabrics are less susceptible to import competition due to the significant level of customer interaction required to develop fabrics of this type. In addition, these fabrics tend to be ordered in small quantities and are well suited to the Company's short run capabilities.

Technological advances have resulted in man-made fibers outperforming competing fabric types. This has resulted in the opening of many new markets in environmental, military, safety, medical, construction, packaging, transportation, industrial and technically driven end-use markets.

Through research and development and through licensing and other agreements, Consoltex is manufacturing and supplying unique proprietary-type fabrics for specialized industrial and domestic uses and seeks to continue to expand in this area.

Increased Penetration of Fabric and Fabric Packaging in the United States. Consoltex is actively pursuing increased penetration of the substantially larger U.S. market from its subsidiaries in both Canada and Mexico. This strategy capitalizes on Consoltex's vertical integration, strong converting network, growing Mexican manufacturing capacity and improving international sourcing contacts which provides Consoltex with cost and service advantages in the U.S. market.

This business strategy has been enhanced by the Free Trade Agreement ("FTA") and North American Free Trade Agreement ("NAFTA") which came into effect in 1989 and 1994, respectively. The FTA provided for a decreased level of import tariffs for Canadian exports to the United States. Consequently, the FTA permitted Consoltex to compete against U.S. manufacturers and converters on a more equitable basis while providing a major advantage for Consoltex over exporters from most other countries to the U.S. market. The FTA was expanded by NAFTA which enlarged the trading zone to include Mexico. As a result of the FTA's staged duty reductions, which continued under NAFTA, Consoltex's Canadian exports to the United States were duty free effective January 1, 1998, for NAFTA origin goods, while imports into the United States from most other countries were assessed a 16.2% duty in 1999. Duty on Mexican polypropylene fabric exports to the United States, which were subject to a 2.6% duty rate in 1998 ceased to exist on January 1, 1999.

Consoltex also obtains some benefits from the comprehensive U.S. quota system which establishes quotas on the import of various fabrics from many low cost countries into the United States, thereby limiting access of many other countries to certain of Consoltex's target markets. These benefits will, however, diminish as a result of the January 1, 1995 Agreement on Textiles and Clothing (the "Transition Agreement") concluded during the Uruguay Round of the General Agreement on Tariffs and Trade ("GATT"). The agreement provides that, at the end of the ten-year transition period created for the integration of textiles and clothing into GATT rules, the United States (and any other GATT member countries presently having quotas) shall no longer have such quotas in place. However, as indicated under "Regulatory Environment - Transition Agreement" of this Form 20-F, Consoltex believes that it will be able to withstand any increase in competition caused by regulatory changes.

Continued growth through globalization. Consoltex no longer operates purely in a North American marketplace, but rather a global marketplace, and Consoltex is adjusting its strategy in acknowledgement of this reality. This concept of a global marketplace presents some threats to the Canadian and U.S. textile industry, but it also affords opportunities for growth. The increase in globalization means that textile companies are facing new competitors on a daily basis. Today, most countries produce textiles and apparel for a world market that has grown moderately in the last 20 years. The low cost of skilled and semi-skilled labour in many countries is causing these countries to become major forces in the global economy. These foreign textile companies have the ability to produce low cost, quality commodity textiles and garments, but do not necessarily understand or have easy access to the U.S. market. Consoltex, on the other hand, has developed a strong sales, marketing and distribution system throughout the NAFTA marketplace.

There are several ways for Consoltex to enhance its global presence. These include licensing, franchising, direct imports or exports, contractual arrangements, joint ventures, investments and sourcing and selling fabrics in countries with low cost labour. Consoltex seeks such global opportunities that would provide it with the ability to use its strengths, being modern production facilities, technological expertise, strong management and a strong sales, marketing and distribution network in North America. The "globalization" of Consoltex is taking place as Consoltex's activities include both expanding sales offshore and searching offshore for purchase of raw materials, such as polypropylene resin, fabrics, and FIBC bags and nylon, polyester and other synthetic yarns and semi-finished greige fabrics. Activities also include importing finished fabric to supplement Consoltex's production capacity as a service to Consoltex's North American customers. Consoltex is also sourcing and shipping fabric off shore to destinations where garments and other end products are being assembled for shipment to the United States.

Business Sectors

The following chart sets forth the structure of Consoltex:



Polypropylene Operations
Textile Operations
LINQ
Rafytek
Marino
Atlas Division
Rafytica
Manufacturing
Converting/Importing
Consoltex Inc.
Fashion Division
Home Furnishings Division
Outerwear Division
Industrial Division
Royalton
Balson-Hercules
John King Division
Seatex Division
Apparel Linings Division
Craft Home Sewing Division

Consoltex has two operations, namely, the Polypropylene Operations and the Textile Operations. Each of these two operations functions as an independent business unit responsible for its own strategy, research and development, production, marketing and sales. The following table sets forth each operation, together with its major product lines, major customers, end uses and sales for the years ended December 31, 1999 and 1998.

Business Sectors	Major Product Lines	Major Customers	End Uses	Sales for the year ended December 31, 1999		Sales for the year ended December 31, 1998	
				Amount (in millions of dollars)	Percentage	Amount (in millions of dollars)	Percentage
Polypropylene Operations	Woven fabrics for FIBC bags, geotextiles, agrotextiles, cotton bale wrap, primary carpet backing, non-woven fabrics for geotextiles, FIBC bags, small bags, leno bags, valve bags and fiber boxes	FIBC manufacturers, construction suppliers, carpet manufacturers, nurseries, cotton growers, chemical, and agricultural companies, sugar and flour producers and fertilizer manufacturers	Containers for dry flowable goods, construction supplies, carpets, landscaping, cotton bale and fibre wrap, mesh bags for fruits and vegetables, bulk bags and small bags for chemicals, bulk foodstuff, agricultural and fertilizer products	$193.2	37.9%	$166.6	34.6%
Textile Operations	Polyester and polyester blend fabrics, high twist polyester, microfiber nylon and polyester, jacquard, wide width polyester voile, nylon and acetate fabrics and blends, acetate, cotton and polyester, craft home sewing printed fabrics	Apparel manufacturers and designers, home furnishings manufacturers, retailers Fabric wholesalers, industrial and sport manufacturers and retailers, home sewing, crafts and quilt industries	Men's and ladies slacks, suits, skirts, coordinates, suits and dresses; children's sportswear; curtains, drapes, bedspreads and home accessories Winter outerwear, skiwear, outer jackets, rainwear, men's and women's suit linings, printed fabrics, non-apparel and industrial nylon and polyester specialized fabrics, fabrics for sports, military, medical, industrial and recreational products	317.1	62.1%	314.7	65.4%
TOTAL				$510.3	100.0%	$481.3	100.0%

Polypropylene Operations

The Polypropylene Operations is comprised of LINQ in South Carolina, Marino in Florida, New Jersey, Illinois and Texas, Rafytek, Marino Mexico and VeraPak in Mexico and Rafytica in Costa Rica.

Product Range. The Polypropylene Operations designs, manufactures, distributes and sells polypropylene-based woven and non-woven industrial textiles for specialty and commodity applications. The Polypropylene Operations' specialty industrial textiles consist of FIBC fabrics and bulk bags, agrotextiles and geotextiles. The Polypropylene Operations has a leading market share in each of its three specialty textile segments. Its commodity industrial textiles include primary carpet backing; cotton bale and fibre wrap; small bags for sugar, fertilizer, flour, animal feed and mesh bags for fruits and vegetables.

FIBC fabric is used in the production of large, flexible, woven polypropylene bags. FIBC bags are used to transport virtually any dry flowable product. FIBC bags offer significant cost savings and enhanced performance compared to alternative products because of their size and ease of use. FIBC bags significantly decrease material handling costs for users as (i) one FIBC bag holds approximately the same amount of material as 4.5 steel or fiber drums; (ii) FIBC bags eliminate the need for pallets, strapping or stretchwrap; and (iii) a single large FIBC bag can be used instead of numerous smaller bags. FIBC bags provide superior moisture and dust infiltration reduction compared to alternative products. FIBC bags can be recycled, reused and easily reshipped once the contents of the bag have been emptied.

Geotextile products are woven and non-woven fabrics used in the construction industry to a) stabilize and prolong surface life of roads and sidewalks, b) enhance drainage protection to maintain flow of drains and septic systems, c) contain and control soil during excavations, d) provide strength for soil reinforcement, e) assist in exposure control, and f) help contain environment waste in landfills.

Agrotextile products are woven fabrics used for ground cover, winterization, and landscaping. Agrotextiles are primarily used to prevent weed growth and allow water penetration. Needle-punched landscape fabrics are designed to prevent the penetration of sunlight while allowing the absorption of water into the underlying soil.

Primary carpet backing is a woven fabric used in the production of household and industrial tufted carpeting. The carpet fiber is tufted into a layer of this primary carpet backing.

Cotton bale wrap is a woven ultraviolet-stabilized fabric used to wrap cotton bales and synthetic fibers. Since the early 1980s, woven polypropylene bale wrap has replaced jute as the primary means for wrapping cotton. Polypropylene provides superior protection from moisture, dirt and other contaminants, thereby improving the quality of the cotton to the end user.

The Polypropylene Operations' Mexican operations produce woven polypropylene bags (also referred to as small bags) for the sugar, fertilizer, flour, chemical and agricultural industries. Products include 25 to 50 kilogram sacks for packaging sugar, fertilizer and flour and open mesh sacks used for agricultural produce. Other product lines ("Specialty Products") include postal service bags, open mesh sacks, fiber boxes (cube shaped bags for packing fiber), valve bags, FIBC bags and FIBC fabric.

Customer Base. The Polypropylene Operations' fabric customers are comprised of both fabricators and distributors who resell the Polypropylene Operations' products to end-users such as producers and manufacturers of agricultural and industrial products. The Polypropylene Operations sells FIBC fabric to more than 15 bag manufacturers in the United States and Mexico who cut and sew the fabric into FIBC bags. The Polypropylene Operations also makes and sells its own FIBC bags for sale to chemical, agricultural and industrial companies. The Polypropylene Operations provides geotextiles to construction supply companies and contractors through an extensive and well-developed distributor network. Agrotextile fabric is sold to distributors in rolls. The fabric is then cut into smaller quantities for sale to nurseries, do-it-yourself retailers and landscaping stores. Customers for commodity products are large carpet manufacturers, suppliers to cotton gins as well as, agricultural, sugar, fertilizer, flour and chemical producers. The Polypropylene Operations has over 1,000 customers located in the United States, Mexico, Central and South America. The Polypropylene Operations's largest customer accounted for 4% of the total sales in the Operations during 1999 while the top five customers accounted for approximately 15% of the Operations's total sales.

Competition. In the U.S. market, as a manufacturer of polypropylene-based woven and non-woven industrial textile products, LINQ is one of the top three or four manufacturers in terms of sales in four of its five product lines. In its FIBC fabric, cotton bale wrap and primary carpet backing lines, LINQ competes primarily with Amoco Fabrics and Fibers Co. ("Amoco"). In FIBC fabrics, LINQ has the leading market share. In cotton bale wrap, LINQ is one of only two major suppliers of polypropylene fabric in this market. In geotextiles, LINQ is one of the four significant producers. In agrotextiles, LINQ is within the top three of five significant producers but is a market leader in woven landscaping fabric. In primary carpet backing, LINQ's market share is now approximately 1% in a market dominated by three significant producers. In FIBC bags, the combined operations of Marino and Rafytek give the Polypropylene Operations the leading market share in the fabrics market. Certain of the Polypropylene Operations' U.S. competitors, including Amoco and Synthetic Industries, are significantly larger and have substantially greater resources. The pricing policies of the Polypropylene Operations' competitors have at certain times in the past limited the Polypropylene Operations' ability to increase its prices or have caused it to lower the prices of certain of its products.

In the Mexican market for small bags, Rafytek has over a dozen local competitors. Rafytek is the largest manufacturer and supplier of small bags in Mexico.

In the area of Specialty Products in Mexico, Rafytek has four other major competitors but it is usually able to differentiate itself from its competition through its technical, service and marketing capabilities.

Textile Operations

The Textile Operations is comprised of Consoltex Inc. in Canada including its Fashion, Home Furnishings, Outerwear and Industrial Divisions, Balson-Hercules in the United States including its John King, Seatex, Apparel Linings and Craft Home Sewing Divisions and Royalton in Mexico.

Product Range. The Textile Operations specializes in the design and manufacture of a diverse range of high quality, specialty fabrics made with nylon and nylon blends, polyester and blends of polyester and rayon. A variety of products are developed by using specialized yarns to produce unusual two and three color yarn dye effects and utilizing looms equipped with dobby attachments to create intricate patterns. With the recent addition of narrow and wide-width jacquard looms, the Textile Operations can produce intricate jacquard designed fabrics.

The Textile Operations also converts and imports a wide range of basic nylon and specialized fabrics for cold and wet-weather apparel, athletic wear, sports and recreation uses, medical uses, military uses and various industrial applications. It also operates as a converter of apparel lining fabrics such as acetate and Bemberg rayon for men's and women's wear, and sells printed acetate, polyester and cotton fabrics to the home sewing market. A converter is a purchaser of unfinished goods from a weaving mill who subcontracts the dyeing, printing and finishing required for such goods to a commission dyer and printer. The Textile Operations also operates as an importer of finished and unfinished fabrics into the United States from Asia and as a distributor of fabrics within Asia and Europe to low cost labour countries where fabrics are cut and sewn into garments and exported to the United States. Royalton manufactures brand name outerwear garments in Mexico for sale in Mexico and private label garments for distribution to the Textile Operations' existing customer base in the United States.

For the home furnishings market, the Textile Operations pioneered the production of wide-width voile in North America using polyester high twist yarns and produces various weights and constructions of polyester, sheer and poly-rayon blends with a variety of finishing techniques such as "burnout" and "crushing". Wide-width voile is a curtaining fabric used for large windows. It enables the fabric to be used sideways, avoiding seams in curtains.

Customer Base. Textile Operations' customer base consists primarily of U.S. and Canadian skiwear, rainwear, golf bag, recreational and fashion apparel manufacturers, with major end-uses being outerwear, skiwear, industrial, military uniforms, women's, men's and children's-wear manufacturers of sportswear, coordinates, pants, suits and dresses. The Textile Operations also sells to the home furnishings market where it supplies U.S. and Canadian wholesale distributors and manufacturers who supply or make draperies, tablecloths, curtains, bedspreads and home accessories. The Apparel lining business sells its products principally to the major men's clothing manufacturers in the United States as well as large retailers for the cut and sew market. The Textile Operations serves a wide customer base with over 1,500 customers in Canada and over 4,000 customers in the United States. The Textile Operations' largest customer accounted for 3.1% of the Textile Operations' total 1999 sales while the top five customers accounted for approximately 13.4% of the Textile Operations' total sales.

Competition. The Textile Operations' competition in nylon and technical fabrics and polyester-based apparel-fabric markets is fragmented. U.S. converters, large U.S. mills and imported fabric manufactures are the Company's primary competitors. Imported garments also compete indirectly with certain of the divisions as they displace consumption of the products of Consoltex's North American customers thereby reducing demand for Consoltex's fabrics. The competition in high quality wide-width voile fabrics is mainly from European producers while competition for other home furnishings fabrics and accessories are from a wide range of Canadian, Mexican and U.S. manufacturers.

Product Development

Textile manufacturers generally engage in product development rather than basic research. The Textile Operations' product development is carried out on a divisional basis with specialists who focus their efforts on process and product development to meet the specific needs of customers. Product development involves ongoing plant trials, product testing, sample preparations, reviews and fine-tuning with customers, suppliers and end-users.

Textile Operations' emphasis on new product development extends throughout its manufacturing operations where special equipment is dedicated to making sample runs and product trials are given priority status on weaving and finishing equipment.

In the Fashion and Home Furnishings divisions, in approximately 90% of cases, the Company develops fabric patterns and finishes with the customer selecting colours. The plants have their own product development center for the development and testing of new fabrics, dyes and finishes. Product development works closely with the merchandising department which is responsible for researching fashion trends and developing new product lines each season based on expectations of consumer preferences. Pattern and finish combinations are analyzed by the product development group which determines whether the plants have the capability to manufacture the fabric and at what cost. These determinations, combined with an estimate of the size of the market and expected selling price, enable management to decide if the product is worth producing. In the Outerwear and Industrial divisions, new products include improved waterproof breathable fabrics, wicking fabrics, mechanical and LYCRA® stretch fabrics, fire retardant apparel fabrics, medical fabrics and anti-static fabrics. For example, the Company has developed a static-proof camouflage netting for the military to protect radar installations.

New fabrics sold by Consoltex's U.S. converting business are developed by Consoltex's in-house stylists and through collaboration with third-party weaving mills and finishing plants. Having the ability to choose among third-party mills or finishing plants to develop a new fabric for its customer provides Consoltex with a unique competitive advantage. Consoltex also works actively with third-party Asian companies to develop new fabrics for the U.S. sports, outdoor and recreational markets.

The Polypropylene Operations continues to develop new products based on market needs. LINQ's recent innovations include reinforced circular and anti-static fabrics for the FIBC market, needle-punch non-woven geotextile fabrics, agrotextile fabrics with lower light transmissivity (resulting in reduced weed germination) and fabric for recreational vehicles. LINQ's current product development projects include new FIBC products, non-woven fabrics and lightweight cotton bale wrap fabrics. LINQ strives to be a technical leader in product development and has successfully developed products such as CROHMIQ®-Blue.

Electrostatic hazards range from simple nuisance shocks to major fires and catastrophic explosions. With CROHMIQ®-Blue, the practical application of FIBC bags in hazardous environments is now possible. CROHMIQ®-Blue is a second-generation product that evolved from the success of Baxon Blue fabric (originally introduced by Exxon Chemical Company). CROHMIQ®-Blue contains a new anti-static fiber jointly developed by LINQ and E.I. Dupont de Nemours and Company.

LINQ has a small full-time in-house staff dedicated to product development. This staff is supplemented by third-party specialists contracted in areas where LINQ wishes to develop new products.

Marino and Atlas product development focus is on manufacturing better FIBC bags and developing new applications for such bags. New applications for Marino and Atlas FIBC bags include bags for transportation of liquids, trees, pipe sacks, and slings for unloading freight from freighters.

Rafytek focuses its product development on finding new uses for existing products, determining customers' needs for new products and developing new products to replace traditional packaging methods and materials. Specifically, Rafytek has added printed designs on packaging and liners that increase the efficiency and aesthetics of products to accommodate their customers' needs and has developed new packaging for transportation of potatoes.

Consoltex's research and development expenditures totaled $3.7 million in 1999, $3.5 million in 1998 and $2.5 million in 1997.

Marketing

The Textile Operations markets its products in Canada through its own salesforce, operating from branch offices in Montreal, Toronto, Winnipeg and Vancouver. U.S. sales are handled by a combination of Consoltex sales representatives and independent selling agents located in New York, California, Georgia and Utah. Latin American sales are handled through independent selling agents located in Mexico, Brazil and Chile. European sales are handled through agents in the United Kingdom. Consoltex's sales associates sell only Consoltex products and are trained in technical areas specific to their products. Independent agents offer Consoltex's products alongside those of other non-competing companies and provide the Company with representation over a wide geographic area.

The Polypropylene Operations has a dedicated sales force for each of its product lines. The end users for each product operate in distinct industries and require a high level of customer service. The Polypropylene Operations also markets its products through a direct sales force and through a network of independent third party representatives in the United States and Mexico. Marino markets and sells its FIBC bags through Smurfit Stone Container Corporation. Rafytek markets its product through a direct sales force with sales offices located in Mexico City and several key local markets throughout Mexico. Export sales from Mexico are handled by the sales office in Mexico City and in conjunction with LINQ in South Carolina.

Raw Materials

Yarn is the main raw material sourced by the Textile Operations and is important in the production of cost-competitive and quality products. To achieve the variety and quality required for its specialized product lines, the Textile Operations source yarns from major producers in North America, Asia and Europe. The major yarn types used by the Textile Operations are nylon, polyester, acetate and a variety of fancy rayon, cotton and acrylic blended yarns.

The Textile Operations has shifted a major part of its yarn sourcing from Asia and Europe to North American suppliers to satisfy the NAFTA rules of origin criteria which require the use of North American yarns for Canadian produced fabric exports to qualify for tariff and quota free access to the U.S. market. This has resulted in U.S. yarn sourcing increasing from 29% of Consoltex Inc.'s total yarn purchases in 1990 to 53% in 1999. Canadian sources represented 22% of Consoltex Inc.'s yarn supplies in 1999 while European and Asian producers accounted for the remaining 25%.

Other raw materials used by the Textile Operations include greige fabrics, dyes and chemicals. Consoltex Inc. purchases significant quantities of chemicals and dyestuffs for its manufacturing processes and is supplied by major producers.

Polypropylene resin, an inert plastic derived from petroleum, is the basic raw material used in the manufacture of polypropylene products and is supplied by petrochemical companies. Polypropylene resin is obtained in pellet form and it is extruded into various types of yarns that are used to manufacture woven fabrics. Polypropylene resin purchases account for approximately 30% of the Polypropylene Operations' cost of sales for 1999. The price of polypropylene resin fluctuates based on North American and international supply and demand for this product. There was a substantial increase in polypropylene resin prices which started in 1994 and peaked in August 1995 and subsequently settled at a relatively lower price in early 1996. The price then rose again from early 1996 peaking in August 1996 and has come down gradually from that date to July 1999. Since then it has risen significantly, due in part to the rapidly increasing price of oil. Based on the significant announced polypropylene resin capacity expansions over the next few years and the expectation of gradually decreasing oil prices, management does not currently expect prices of resin to rise significantly over the next year.

Equipment and Technology

The Textile Operations' strategic focus is on being a short-run manufacturer of high margin, specialty fabrics. The majority of fabrics sold are manufactured when the order is received. Textile Operations has invested in modern equipment and has an experienced, flexible workforce which permits it to manufacture a variety of fabrics through the innovative use of many different yarns and the development of new weave patterns while minimizing product change-over down-time. The Company has acquired technologically advanced and versatile high-speed air jet weaving equipment controlled by computerized dobby systems with quick change capabilities and state-of-the-art high-speed jacquard looms. Further fabric variety and special effects are achieved through advanced cross-dyeing techniques, specialized finishing and coating applications, customized prints and crushing and burn-out techniques. Significant investments have also been made in technologically advanced batch dyeing machines with microprocessor controls. These investments have substantially increased the number of product lines Consoltex is able to offer and have permitted the introduction of many new fashion, home furnishings and technically difficult industrial fabric blends, while maintaining manufacturing efficiencies, quality and cost-competitiveness and improving customer response time.

The Textile Operations' primary manufacturing facilities are located in Canada. Consoltex's manufacturing processes include air texturizing, twisting, beaming, weaving, dyeing, finishing and coating plants, and two cut and sew garment manufacturing plants in Mexico which were part of the Royalton acquisition in February 1999. Its manufacturing processes are specialized to meet the production needs of each division, however, flexibility and versatility are the prime requirements in equipment purchases. This enables the Textile Operations to provide quick turnaround for short runs, repeat orders and specialized niche products. It has also enabled the Company to use equipment from one division to service another division's customers depending on margins, available capacity and timing.

The Textile Operations' weaving facilities include a variety of machinery types. The Company's looms include air jet, water jet, rapier and jacquard. The majority of its weaving output comes from modern, high-speed, shuttleless looms. The Textile Operations produces both regular and wide-width fabrics ranging from 60 to 90 inches for apparel fabric markets and 120 inches and 135 inches for certain wide-width applications such as curtaining fabrics. Many of its looms are equipped with electronic attachments which allow a wide range of specialized patterns to be woven into the fabric. In addition, each weaving facility has computerized loom monitoring systems which provide real time information and facilitate production planning.

The Textile Operations' dyeing technologies include jet, beam, jig and pad dyeing processes, and specialized wide-width dyeing and finishing equipment. The dyeing operations are computer-controlled and have computerized shade matching systems which permit colour consistency within very stringent standards. Lot sizes range from 500 metres to 10,000 metres, providing important flexibility and enhancing Consoltex's servicing capabilities. Dyeing and finishing operations are also specialized according to divisional product/market characteristics but are centered on batch processing technologies.

The Textile Operations' finishing operations employ a range of specialized equipment to achieve specific fabric effects and appearances such as brushed, sueded, sanded, crinkled and burnout looks. This specialized equipment also enables it to perform advanced coating operations which achieve very sophisticated performance capabilities in its products, including fire-retardant, waterproof, shock resistant, radar impenetrable or breathable characteristics.

The Polypropylene Operations' manufacturing capabilities include extrusion, beaming, weaving, needle-punching and finishing and, in its converting operations, also include cutting, stitching and printing of small bags, valve bags and FIBC bags. All U.S. fabric manufacturing is performed by LINQ and is done in Summerville, South Carolina within a single facility. Two Mexican facilities in Rafytek also produce fabric. The remaining 10 facilities manufacture small bags, valve bags, mail bags and FIBC bags.

The Polypropylene Operations is vertically integrated and its operations are extremely flexible, as there is a high degree of interchangeability among its equipment. Equipment used to manufacture a particular product line can be readily shifted into the manufacture of most of its other product lines. LINQ's finishing operations include rewinding, slitting, extrusion, coating, tentering (heat setting), and needle-punching. LINQ's various finishing operations enable it to convert goods into customer-specific products. Each of the Polypropylene Operations' extruders is capable of manufacturing yarns for most of its product lines, allowing for flexible production and efficient yarn inventory balancing. LINQ's flat looms are capable of achieving full-width production ranging up to 210 inches. It also has a number of large circular looms which produce tubular fabric for the manufacture of FIBC bags. It is transferring these large circular looms to Rafytek in 2000 as these looms are generally more labour intensive to operate and can generate better returns by using Polypropylene Operations' Mexican labour force. In 1998, LINQ also added a new needle-punch non-woven manufacturing line for use in the geotextile market.

The Polypropylene Operations' manufacturing in Mexico is performed by Rafytek, VeraPak and Marino Mexico and in Costa Rica by Rafytica. Rafytek's manufacturing operations, which include VeraPak, are vertically integrated from the production of yarn through extrusion, beaming, weaving, rewinding, slitting, extrusion coating and cutting, sewing and printing of fabrics into small bags and FIBC bags. Rafytek's weaving facilities include 130 to 159 inch width flat looms and a few large and many small circular weaving looms. Marino has one Mexican plant and four U.S. plants specializing in cutting, sewing, printing and refurbishing of FIBC bags. Rafytica is a small operation which sources its fabrics from Rafytek then performs the cutting, sewing and printing of small and FIBC bags for sale in Costa Rica.

Capital Expenditures

Most textile mills are on a continuum of machinery replacement and it is typical for textile mills to replace their equipment as its cost-effectiveness diminishes. As such, Consoltex's capital expenditure policies have resulted in a gradual replacement of equipment and are focused on improving market-responsiveness and increasing cost-competitiveness. Consoltex's recent investments in its Textile Operations were principally oriented towards technologically advanced equipment for both its weaving and finishing operations and specialized equipment for new products. These investments in advanced manufacturing equipment and processes have supported Consoltex's market-driven business strategy. Recent expenditures in the Polypropylene Operations were directed towards adding capacity as well as introducing new production capabilities such as the manufacturing of needle-punched non-woven geotextiles.

In the three years ended December 31, 1999, Consoltex has invested $57.3 million in the purchase of fixed assets.

In 1999, Textile Operations invested $6.4 million in the purchase of fixed assets for its Canadian plants to expand curtaining fabrics production capacity and upgrade the inspection process. Overall, these investments enhance the Textile Operations' capacity to service the North American textile market. In 1999, the Polypropylene Operations invested $9.4 million to expand manufacturing capabilities for non-woven geotextiles, increase extrusion capacity and upgrade its management information and production system technology.

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Consoltex's future investment plan is to continue to build on its market-responsive capabilities, while lowering unit production costs. Consoltex believes that capital expenditures over the next few years will generate improvements in gross margins, enable it to enter new markets and enhance its production capacity.

Employees

As of December 31, 1999, Consoltex employed 6,647 associates; 982 in Canada, 1,151 in the United States 4,474 in Mexico and 40 in Costa Rica.

In Canada, 702 associates were represented by five collective bargaining agreements, one expired in 1999 covering 45 associates, two expire in 2000 covering 161 associates, one expires in 2002 covering 128 associates and one expires in 2003 covering 368 associates. In the United States, 180 Florida associates are covered by a collective bargaining agreement which expires on July 31, 2000 and one New York associate is covered by a collective bargaining agreement. In Mexico, 4,361 associates are represented by seven collective bargaining agreements which all expire in January 2002 with annual salary revisions conducted each January.

Consoltex has developed good relations with its associates, unions and union representatives. Consoltex is not aware of any difficulties in renewing any of the collective bargaining agreements it is a party to.

Regulatory Environment

The North American textile and apparel industries have relied on the General Agreement on Tariffs and Trade ("GATT"), to set the framework for trading tariffs between countries. Prior to 1995, the Multi-Fiber Arrangement ("MFA"), within the framework of the GATT, resulted in a large number of bilateral agreements between developed countries, such as Canada, the United States and less developed countries, which set quantitative limits (quotas) on imports from less developed countries. In 1989, the FTA was implemented between Canada and the United States, resulting in the gradual phasing out of tariffs over a ten-year period on textiles traded between the two countries. In 1992, the Canadian government implemented the recommendation of the Canadian International Trade Tribunal ("CITT"), a governmental administration trade tribunal which reduced tariffs on textile fibers, yarns and fabrics. On January 1, 1994, NAFTA was implemented, enlarging the trading zone under the FTA to include Mexico. In 1995, the Transition Agreement concluded under the Uruguay Round agreements, replaced the MFA. The Transition Agreement results in the reduction of tariffs and the elimination of quotas on textiles among participating governments over a ten-year period. Currently, Canada has significantly fewer quotas on the importation of fabrics from less developed countries than Europe and the United States, while the United States has strict quotas covering most fabrics imported into the United States from many different countries.

FTA. Under the FTA, tariffs on most textiles and apparel products are being phased out in 10 equal annual stages, the first of which began in January 1989. Consequently, as of January 1, 1998, tariffs no longer exist on textiles and apparel products produced within and traded between Canada and the United States. The FTA has been an important and favourable development for Canadian woven textile manufacturers such as Consoltex. From its coming into force in 1989 to the end of 1999, annual export shipments of Canadian woven textile fabrics to the United States have increased by 379% from $175 million to $838 million. The Canadian apparel industry, which is a major customer group for the Canadian textile fabric industry, has shown a positive trade balance with the United States in apparel garments made from woven textile fabrics since the FTA was implemented. Exports to the United States of Canadian apparel made from woven fabrics have risen from $92 million in 1989 to $1.1 billion in 1999, representing an almost eleven-fold increase.

CITT. In December 1992, the Canadian federal government announced its decision to implement the 1990 CITT recommendations to reduce tariffs on textile fibers, yarns and fabrics to maximum rates of 5%, 10% and 16%, respectively. Current Canadian rates on these products are, on average, 8%, 13% and 25%, respectively. For imported man-made fabrics, other than from the United States and Mexico, the reductions have been phased in at a rate of 1.5% per year, beginning January 1, 1993 and in 1999 were 14.5%.

NAFTA. Under NAFTA, the trading zone under the FTA had been enlarged to include Mexico. The provisions of FTA/NAFTA that are of primary importance to the North American textile industry are tariff and quota elimination, rules of origin for fabrics and apparel and exemptions to these rules. The tariff elimination schedule, as set out in the FTA, remained unchanged under NAFTA. Under NAFTA, tariff elimination commenced January 1, 1994. Between Canada and Mexico, tariff elimination for textiles is taking place over eight years and for apparel, over ten years. Between the United States and Mexico, tariff elimination is taking place over six years. The tariff rates are as follows:

TARIFF ELIMINATION SCHEDULE

		1999	2000
Man-Made Textiles	Canada to Mexico and vice versa	NIL	NIL
Man-Made Apparel	Canada to Mexico	8.0%	6.0%
Man-Made Apparel	Mexico to Canada	7.5%	5.0%
Man-Made Textile or Apparel	U.S. to Mexico and vice versa	NIL	NIL
Man-Made Textile or Apparel	Canada to U.S. and vice versa	NIL	NIL

Specific rules of origin apply to textiles and apparel products imported into North America from countries other than in North America. These rules set forth the requirements to qualify for the preferential North American tariff rates. For most products, the rule of origin is "yarn-forward" which means that textile and apparel goods must be made from yarn made in a NAFTA country in order to benefit from the preferential treatment. NAFTA generally provides for stricter rules of origin than the rules of origin outside of the applicability of NAFTA as NAFTA requires greater sourcing of textiles in North America. However, exemptions to these rules of origin have been agreed upon under NAFTA whereby a quantity of fabric, a quantity of yarn and a quantity of apparel (such limits are referred to as "Tariff Preference Levels" or "TPLs") can be made from non-North American inputs and still qualify for the preferential tariff rates. The impact of the stricter rules of origin under NAFTA will be offset in part by increased TPLs. As a result of the implementation of NAFTA, Canadian textile and clothing industries using offshore inputs under the system of TPLs have longer-term improved access to the United States market. Most TPLs increase by 2% per year for five years starting in 1994.

The implementation of NAFTA has resulted in increased trade among the United States, Canada and Mexico. The elimination of tariffs among the United States, Canada and Mexico, with respect to textiles and apparels, will provide Consoltex with additional opportunities to export a variety of its products into Mexico, particularly those from its specialty product lines, as well as increase the export sales of Consoltex's Mexican operations. As part of a NAFTA expansion, Canada has signed a Free Trade Agreement with Chile ("CCFTA") which came into effect July 1997. The agreement phases out Canadian and Chilean duties, for most man-made textiles, on a five-year basis to become duty-free by 2001. Nevertheless, the Canadian/Chilean duties are to follow the Canadian/Mexican duty rate, in the case of any acceleration of tariff elimination between Canada and Mexico. In such case, Canadian/Chilean duties will also be eliminated regardless of what was scheduled. CCFTA should increase Canadian trade with Chile.

Transition Agreement. In December 1993, the Uruguay Round of Multilateral Trade Negotiations resulted in a series of agreements to reduce tariffs and eliminate quotas. The World Trade Organization and a common framework for international trade among 117 participating countries was established. The final agreement embodying the new rules was implemented on January 1, 1995. A key objective of the Uruguay Round was to return the textiles and apparel sectors to the GATT under improved rules, and the participating governments agreed to do so over a ten-year period. Thus, on January 1, 1995, the MFA regime was replaced by the Transition Agreement which is effective for a period of ten years; during that time, textile and clothing industry trade is integrated into the regular GATT rules which provide for the elimination of quotas and prohibit bilateral quantitative restrictions. Despite the gradual elimination of quotas and reduction of tariffs (currently at 16.2% outside NAFTA in the U.S. and 16% outside NAFTA in Canada for man-made fabrics in 1999) under the Transition Agreement, Consoltex believes that its status as a supplier of specialty products requiring fast turnaround times will shield it from competition resulting from greater imports into the Canadian and U.S. markets from developing countries. The Company expects that its knowledge of its customers' specialized needs should allow it to further increase its customer base and withstand any increase in competition caused by regulatory changes. Moreover, Consoltex will continue to enjoy duty-reduced or duty-free access to the North American market, and Consoltex's physical proximity to this market should allow it better response and delivery times compared to its competitors abroad.

Bilateral Agreement. A bilateral free trade agreement was signed between Canada and Israel. The agreement came into effect on January 7, 1997 and provided for immediate duty-free access to the Israeli market.

U.S. Trade Legislation on "CBI/Sub-Saharan Africa." Effective October 1, 2000, the U.S. Trade and Development Act of 2000, will provide duty-free and quota-free entry into the United States for apparel assembled or made in the Caribbean Basin or sub-Saharan Africa from U.S. fabrics made from U.S. yarns (the "CBI/SS"). The Canada/U.S. FTA and NAFTA-enhanced opportunities for Canadian textile producers exporting to the United States are diminished by the CBI/SS. The provisions of the new program require the use of U.S. fabrics and yarns in order for the apparel to benefit from duty-free and quota-free entry. Canadian fabrics are not eligible under the program. The CBI/SS is expected to decrease purchases of Canadian manufactured fabrics by U.S. apparel manufacturers in favour of U.S. manufactured fabrics; negatively affecting the Textile Operations' sales of Canadian-produced fabric to the United States and positively affecting the Textile Operations' fabric converting operations in the United States.

Environmental Regulation

Consoltex is subject to regulation under various federal, provincial, state and local laws in Canada, the United States, Mexico and Costa Rica relating to employee safety and health, and to the generation, storage, transportation, disposal and emission into the environment of various substances. Consoltex is also subject to regulation which permits regulatory authorities to compel cleanup of environmental contamination. Consoltex believes it is in substantial compliance with such laws.

Consoltex has a corporate environmental policy which recognizes the importance of the relationship between Consoltex's business and the environment. Consoltex has an environmental committee, reporting to the Corporation's Board of Directors, whose responsibility it is to monitor and review all of Consoltex's Canadian and U.S. plants for compliance with existing and anticipated legislative requirements. Environmental compliance by the plants in Mexico and Costa Rica is monitored by local management of Rafytek, Marino, VeraPak and Rafytica, respectively, and is reviewed by the Chairman of the Environmental Committee who, in turn, reports to the Corporation's Board. To assist the Environmental Committee and the Chairman of the Environmental Committee in carrying out their responsibilities, a quarterly report is prepared for each plant on various aspects of its operations as they relate to the environment.

Based upon its current knowledge, Consoltex does not anticipate that future environmental costs related to its existing operations will have a material adverse effect on Consoltex's capital expenditures, earnings or financial or competitive position.

ITEM 2 -   DESCRIPTION OF PROPERTY

The following list sets forth the addresses of the principal properties **owned** by Consoltex.

Address	Types of Products	Type of Installation	Approximate Floor Space (sq.ft)
400 Willard Street Cowansville, Quebec	Fashion and home furnishing fabrics	Dyeing, finishing and printing	295,000
110 4th Avenue Montmagny, Quebec	Outerwear, home furnishings and industrial fabrics	Air-texturizing, yarn preparation and weaving	285,000
201 des Textiles Street Cowansville, Quebec	Fashion and home furnishing fabrics	Yarn preparation and weaving	210,000
200 St. George Street Alexandria, Ontario	Outerwear, home furnishings and industrial fabrics	Dyeing, coating and finishing	185,000
4015 Brodeur Street Sherbrooke, Quebec	Home furnishing fabrics	Yarn preparation, twisting, and weaving	60,000
2550 West Fifth North Street Summerville, South Carolina	Polypropylene-based woven and non-woven industrial fabrics	Extrusion, beaming, weaving, coating, finishing and general and sales office	690,000
Parque Industrial Atlacomulco, Mexico	Polypropylene-based woven industrial fabrics and small bags	Extrusion, beaming, weaving, finishing, sewing and printing	431,600
Fraccionamiento Parque Industrial Santiago Tianguistengo, Mexico	Polypropylene-based woven industrial fabrics and IBC bags	Extrusion, beaming, weaving, coating, finishing, sewing and printing	131,900
Avenida Homero 1425-901 Colonia Polanco, Mexico 11560, D.F. Mexico	None	General and sales office	2,333
APDO 714-1007 Centro Colon San José, Costa Rica	Polypropylene-cut and sew small bags	Finishing, sewing and printing	55,028

The following list sets forth the principal properties **leased** by Consoltex.

Address	Types of Product	Approximate Floor Space (sq.ft)	Expiry Year

8555 route Transcanadienne Saint-Laurent, Quebec	Head office	37,500	2010
5585 Royal Mount Avenue Town of Mont-Royal, Quebec	Warehouse and sales office	28,000	2003
1040 Avenue of the Americas New York, New York	General and sales office	50,400	2003
499 7th Avenue New York, New York	Sales office	4,500	2003
5432 E Slauson Avenue Commerce, California	Warehouse	24,863	2005
5434 E. Slauson Avenue Commerce, California	General, purchase and sales office	19,142	2005
304 South Leighton Avenue Anniston, Alabama	Warehouse	10,000	2003
2490 West Fifth North Street Summerville, South Carolina	Polypropylene-fabric warehouse	50,400	2003
217 Industrial Boulevard Summerville, South Carolina	Polypropylene-fabric Warehouse	34,600	2000
13260 N.W. 45th Avenue Opa-Locka, Florida	Polypropylene – cut & sew FIBC bags	75,000	2001
4111 N.W. 132nd St., Unit E Opa-Locka, Florida	Polypropylene – refurbishing FIBC bags	22,470	2001
13245 N.W. 47th Avenue Opa-Locka, Florida	Polypropylene – refurbishing FIBC bags	20,000	2001
13230 N.W. 45th Avenue Opa-Locka, Florida	Polypropylene – refurbishing and warehouse FIBC bags	10,000	2001
320 Highland Drive Westampton, New Jersey	Polypropylene – cut and sew FIBC bags	50,700	2002
1701 South Wintrop Drive Des Plaines, Illinois	Polypropylene – cut and sew FIBC bags	92,000	2014
1730 Stebbins Houston, Texas	Polypropylene – cut and sew FIBC bags	40,000	2002
Av. 11 calle 39 Col. Pino Svarez Cordoba, Veracruz	Polypropylene – cut and sew small and FIBC bags	79,700	2004
Av. 7 calle 11 Col Centro Cordoba, Veracruz	Polypropylene – cut and sew small and FIBC bags	60,000	2001
Av. 5, Col. Centro Cordoba, Veracruz	Polypropylene – cut and sew small and FIBC bag	25,000	2000
Parque Industrial Naucalpan Textil No. 20 Naucalpan, State of Mexico	Manufacture of garments and sales office	49,500	2009

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Parque Industrial Naucalpan Proton No. 17 Naucalpan, State of Mexico	Manufacture of garments	8,600	2009
Parque Industrial Pueblo Viajes Carr San Luis – Zac 12.5 San Luis de Potosi	Polypropylene – cut and sew FIBC bags	114,000	2003

Consoltex's plant facilities have all been configured and equipped to be suitable for the manufacture of the products for each of their respective operations. All of Consoltex's plants are being actively utilized. In 1998 and 1999, the Textile Operations' investments were used to expand curtaining fabrics production capacity. In order to address capacity and extrusion constraints, investments were made to expand manufacturing capabilities for non-woven geotextiles and increase extrusion capacity. All of Consoltex's plants have sufficient capacity to service existing demand.

ITEM 3 -   LEGAL PROCEEDINGS

From time to time, the Corporation and its subsidiaries are involved in routine legal and administrative proceedings incidental to the conduct of its business. Management does not believe that any of these proceedings will have a material adverse effect on the financial condition or results of operations of the Corporation.

ITEM 4 -   CONTROL OF REGISTRANT

The outstanding capital stock of the Corporation is made up as to approximately 82.6% of Subordinate Voting Shares and as to approximately 17.4% of Multiple Voting Shares. The Multiple Voting Shares and the Subordinate Voting Shares are identical in all respects except that the Subordinate Voting Shares have one vote per share and the Multiple Voting Shares have five votes per share and are convertible at any time into Subordinate Voting Shares on a share-for-share basis. At December 31, 1999 and to date, Les Gantiers Holding B.V. ("LGBV"), a Netherlands corporation ultimately controlled by a trust for the benefit of certain children of Richard H. Willett ("Trust"), owned approximately 17.4% of the Corporation's outstanding capital stock and approximately 51.3% of the voting power of the Corporation. The Corporation is not directly or indirectly owned or controlled by a foreign government. LGBV, Les Gantiers Limited, LGL and Trust have granted to AIP an irrevocable option ending on October 1, 2003, to purchase all, but not less than all 3,140,000 Multiple Voting Shares held by LGBV.

ITEM 5 -   NATURE OF TRADING MARKET

The Corporation's Series B Notes are traded in the over-the-counter market in the United States.

ITEM 6 -   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls. There are no foreign exchange restrictions on the payments of interest or other payments to holders of the Notes who are non-residents of Canada.

ITEM 7 -   TAXATION

Canadian Taxation

Under the Income Tax Act (Canada) (the "Act"), the Regulations adopted thereunder and the administrative practice of Revenue Canada, as they exist as of the date hereof, the payments of interest on the Series B Notes by the Issuers to a holder who is a non-resident of Canada and with whom the Issuers are dealing at arm's length at the time of making the payments will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will generally be payable by holders who are neither residents nor deemed to be residents of Canada and who do not use or hold and are not deemed or considered by such laws to use or hold the Series B Notes in carrying on business in Canada in respect of the holding or disposition of any Series B Note or in respect of interest thereon. In certain circumstances, holders of the Series B Notes who are non-resident insurers carrying on an insurance business in Canada and elsewhere may, in particular, be subject to such taxes.

This summary, which deals only with Series A Notes and Series B Notes that are or were held as capital property, is not exhaustive of all possible income tax considerations.

United States Taxation

The following summary describes the material U.S. federal income tax consequences to holders of the Series B Notes who hold the Series B Notes as an investment and not for sale to customers in the ordinary course of a trade or business. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings and judicial decisions now in effect, all of which are subject to change. The following does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of his particular investment circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws (for example, S corporations, life insurance companies, tax-exempt organizations, broker-dealers and others who do not hold their Series B Notes as "capital assets" within the meaning of Section 1221 of the Code, taxpayers subject to the alternative minimum tax and non-U.S. taxpayers) and does not discuss any aspects of state, local or foreign tax laws or any estate or gift tax considerations. Investors should consult their own tax advisors regarding the United States federal, state, local, and foreign income and other tax considerations of owning the Series B Notes.

Payment of Interest on the Series B Notes

A holder of a Series B Note is required to report as income for federal income tax purposes interest earned on the Series B Note in accordance with the holder's method of tax accounting. A holder of a Series B Note using the accrual method of accounting for tax purposes is required to include interest in ordinary income as such interest accrues, while a cash basis holder must include interest in income when payments are received (or made available for receipt) by him. Interest is considered to be 54.17% from U.S. sources which is the extent of the portion of the Series B Notes allocated to Consoltex (USA) Inc. under the Intercompany Agreement and 45.83% from foreign sources which is the extent of the portion of the Series B Notes allocated to the Corporation under such agreement.

Sale, Exchange or Retirement of the Series B Notes

A holder of a Series B Note generally would have a tax basis in the Series B Note equal to the price paid for the Series B Note or the Series A Note exchanged therefor. A holder of a Series B Note generally will recognize gain or loss on the sale, exchange, redemption or retirement of the Series B Note equal to the difference (if any) between the amount realized from such sale, exchange, redemption or retirement and the holder's basis in the Note. Such gain or loss will generally be long-term capital gain or loss if the Note has been held for more than one year (including any holding period with respect to a Series A Note exchanged therefor) and otherwise will be short-term capital gain or loss (but see discussion of market discount below). Non-corporate taxpayers should consult their own tax advisors as it relates to the calculation of their gains or losses.

Market Discount

A purchaser of either a Series A Note subsequent to its initial issue or a Series B Note, in either case, at a price that is less than the stated redemption price of the Series B Note at maturity will generally be subject to the market discount provisions of sections 1276 through 1278 of the Code. Market discount is generally equal to the excess of the stated redemption price of the Series B Note at maturity over the holder's tax basis in such Note. Market discount will be considered to be zero if such market discount is less than 0.25% of the stated redemption price at maturity of the Series B Note times the number of complete years to maturity (that remain after the holder's acquisition of the Series B Note).

If a holder realizes a gain upon disposition of a Series B Note, the lesser of (i) the excess of the amount received on such disposition over the holder's tax basis in the Series B Note or (ii) the portion of the market discount that accrued while the Note was held by such holder (including any holding period with respect to a Series A Note exchanged therefor) and that was not previously included in income generally will be treated as ordinary interest income at the time of disposition. If a holder disposes of a Series B Note in any transaction other than a sale, exchange or involuntary conversion (e.g., as a gift), that holder generally will be treated as having realized an amount equal to the fair market value of the Series B Note and will be required to recognize as ordinary income any gain on disposition to the extent of the accrued market discount. As a result, a holder could be required to recognize ordinary interest income, even though the disposition would not otherwise be taxable. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the holder elects to accrue on the basis of semiannual compounding.

A holder will generally be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such Note until the maturity of the Series B Note or its earlier disposition in a taxable transaction.

A holder may elect to include market discount in income currently as it accrues (on either a ratable or a semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Series B Note and regarding the deferral of interest deductions will not apply.

Amortizable Bond Premium

If a holder's tax basis in a Series B Note immediately after such holder acquires it exceeds the amount payable at maturity, such holder should consult a tax advisor to determine the availability of an election to deduct the excess as amortizable bond premium pursuant to section 171 of the Code.

Backup Withholding

A holder of a Series B Note may be subject to backup withholding at the rate of 31% with respect to certain payments of principal, premium, if any, and interest, on the Series B Notes, and to proceeds of the sale or redemption of the Series B Notes, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of a Series B Note who does not provide the Corporation with his correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the holder's income tax liability.

ITEM 8 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following Selected Consolidated Financial Data for the five years ended December 31, 1999, have been derived from the audited Consolidated Financial Statements of the Corporation, for such periods.

Consoltex Inc. (1)

(in thousands of dollars)

	Year ended December 31				
	1995	1996 (2)	1997 (3)	1998 (3)	1999 (4)
Earnings Statement Data:	(Restated)	(Restated)	(Restated)	(Restated)	
Sales	$446,882	$494,352	$509,447	$481,299	$510,343
Cost of sales	352,330	392,630	398,100	368,244	396,819
Selling and administrative expenses	44,130	46,231	50,141	49,296	56,229
Foreign exchange (gain) loss	68	40	(509)	3,434	(110)
Depreciation and amortization	18,895	20,127	19,256	21,077	25,182
Earnings from operations	31,459	35,324	42,459	39,248	32,223
Other income (expense) – net	10,733	(910)	—	(255)	(4,435)
Financing costs	29,488	32,713	28,004	29,906	32,680
Earnings (loss) before income taxes	12,704	1,701	14,455	9,087	(4,892)
Provision for income taxes	3,967	2,357	3,625	3,631	241
Net earnings (loss)	$8,737	$(656)	$10,830	$5,456	$(5,133)
Balance Sheet Data (at end of period) :					
Working capital	$37,980	$59,831	$63,576	$60,117	$(1,557)
Total assets	386,304	389,477	397,284	423,084	499,503
Long-term debt	186,401	204,048	198,646	202,026	173,184
Shareholders' equity	52,939	52,037	68,422	74,272	76,987

(1)   No cash dividends on the Corporation's outstanding shares were paid during the financial periods shown in this table.

(2)   Includes the eight-month results of the Erlanger Blumgart assets acquired by Balson-Hercules on May 1, 1996.

(3)   In 1999, the Company retroactively adopted new recommendations for the accounting for income taxes which requires the use of the asset and liability method.

(4)   Includes the results of the following acquisitions – Royalton on February 26, 1999, Marino on July 1, 1999 and Atlas on October 1, 1999.

Quarterly Consolidated Financial Information
(in thousands of dollars)
(unaudited)

| | Quarter ended | | | | Year ended |
	March 31, 1999	June 30, 1999	September 30, 1999	December 31, 1999	December 31, 1999
Sales	$114,944	$126,604	$126,232	$142,563	$510,343
Earnings from operations	$8,909	$9,349	$7,964	$6,001	$32,223
Earnings (loss) before income taxes	$1,652	$1,927	$(3,011)	$(5,460)	$(4,892)
Net earnings (loss) for the period	$1,134	$268	$(2,793)	$(3,742)	$(5,133)

Dividends

The Corporation currently intends to retain earnings to finance the growth and development of its business and does not intend to pay dividends on its Multiple Voting Shares and Subordinate Voting Shares (collectively, the "Equity Shares") in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Corporation. In addition, the indenture pursuant to which the Corporation issued the Series B Subordinated Notes and the Corporation's senior credit facility both contain restrictions limiting the payment of dividends on the Equity Shares.

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company reported a loss of $5.1 million in 1999 compared to net earnings of $5.5 million in 1998. The decrease in profitability is principally due to a) $4.4 million of shareholder value enhancing costs incurred as part of the process which resulted in the Company going private, b) 2.5% decrease in sales, excluding the effect of the Royalton, Marino and Atlas acquisitions, resulting from increased import competition on certain product lines, c) the negative impact of intense price competition in the Polypropylene Operations, and d) the increase in both depreciation expense and amortization charges relating to additional goodwill and deferred financing expenses.

The Company successfully completed three acquisitions in 1999 – Royalton on February 26, 1999, a Mexican apparel manufacturer of outerwear and fashion apparel, and Marino and Atlas, effective July 1, 1999 and October 1, 1999, respectively, FIBC bag manufacturers and distributors. These acquisitions are all strategic for the Company's current and future operations. Royalton is a strategic acquisition, in that it provides the Company's U.S. fabric customers an alternative enabling them to source garments in North America using the Company's fabrics, rather than sourcing their garments in Asia where it is much more difficult to have the Company's fabrics included as part of the garment construction. The acquisition of Marino and Atlas are strategic as they give the Company a secure market for its fabric sales, as well as catapults the Company to be the North American industry leader in this market.

The Company continued to suffer in certain of its commodity segment markets in 1999 as a result of severe import competition from both imported fabrics and garments. This resulted in a decrease in sales and operating profits in the Company's Canadian vertical textile facilities. Consoltex is responding to this import challenge by focusing on fabrics which are more import restrained, due to their technical nature and customer service requirements, and by competition against imports through Consoltex's U.S. converting and importing network.

In 1999, the Company retroactively adopted new recommendations by the Canadian Institute of Chartered Accounts ("CICA") for the accounting for income taxes which requires the use of the asset and liability method.   Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statements carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is "more likely than none" to be realized.

In 1999, the Company retroactively adopted the CICA's new recommendations concerning statements of cash flows.

PERFORMANCE BY SECTOR

The Company conducts its business in two principal operating businesses i) the Polypropylene Operations, which manufactures polypropylene-based fabrics and bags for industrial and agricultural purposes and ii) the Textile Operations, which manufactures, distributes and imports polyester, polyester rayon, voile, nylon and acetate-based fabrics for a wide variety of apparel, industrial, home furnishings and recreational uses.

The following table sets forth certain information summarizing segment results for fiscal years 1999, 1998, and 1997.

	1999	1998 (1)	1997 (1)
	(In thousands of dollars)		
Sales :			
Textile Operations	$317,087	$314,652	$329,950
Polypropylene Operations	193,256	166,647	179,497
Total :	510,343	481,299	509,447
EBITDA (2):			
Textile Operations	37,258	42,662	38,255
Polypropylene Operations	25,678	26,170	30,075
Corporate	(5,245)	(5,073)	(7,124)
Total :	57,691	63,759	61,206
As a percentage of sales	11.3%	13.2%	12.0%
American Industrial Partners – Management Fee	(396)	–	–
Foreign exchange gain (loss)	110	(3,434)	509
Depreciation and amortization	(25,182)	(21,077)	(19,256)
Other expense	(4,435)	(255)	–
Financing costs	(32,680)	(29,906)	(28,004)
Income tax expense	(241)	(3,631)	(3,625)
Net earnings (loss)	$ (5,133)	$ 5,456	$ 10,830

(1) In 1999, the Company retroactively adopted new recommendations for the accounting for income taxes which requires the use of the asset and liability method. As a result of these recommendations, prior years' financial statements have been restated.

(2) EBITDA is defined as earnings before interest, taxes, depreciation, amortization and foreign exchange (excluding non-recurring items and the American Industrial Partners Management Fee).

RESULTS OF OPERATIONS
COMPARISON OF YEARS 1999 AND 1998

Sales

Sales for the year 1999 totaled $510.3 million, an increase of 6.0% compared to the $481.3 million reported in 1998. Excluding the additional sales from the Royalton, Marino and Atlas acquisitions in 1999, sales were 2.5% lower than in 1998.

Textile Operations Sales

Textile Operations sales increased by 0.8%, from $314.7 million in 1998, to $317.1 million in 1999. This increase is primarily a result of the continued strong growth in demand for high margined curtaining fabrics, the growth in the Seatex and John King nylon converting and importing divisions and the growth in the Industrial division. This growth was partially offset by weaker sales in the Fashion and Apparel Linings divisions, which are being adversely affected by strong import competition from Asian countries selling garments into North America. The increase in imported fabrics and garments from overseas countries have significantly reduced North American manufacturing activity for the apparel markets.

Polypropylene Operations Sales

Polypropylene Operations sales increased by 16.0%, from $166.6 million in 1998 to $193.3 million in 1999. This increase is mainly attributable to the Company's decision to buy two of its largest customers. Excluding the effect on sales of the Marino and Atlas acquisitions, third party sales decreased by 4.8%. Sales which were recorded as third party sales in 1998 to Marino and Atlas are now recorded as intercompany sales and are eliminated on consolidation. This accounted for most of the 4.8% net decrease in third party sales in 1999.

EBITDA

EBITDA totaled $57.7 million in 1999 compared to $63.8 million in 1998. Gross profits margins decreased from 23.5% in 1998 to 22.2% in 1999 due to lower volume in the Fashion division and the one time effect in 1998 of proceeds from an insurance claim relating to an ice-storm in January 1998 and its effect on the Textile Operations' Canadian facilities.

Selling and administrative expenses, as a percentage of sales, increased to 11.0% in 1999 from 10.3% in 1998 due to the impact of lower sales volumes and certain fixed administrative expenses. Administrative expenses include restructuring costs amounting to $2.0 million and severance costs in the Textile Operations in Canada and the closure of a Textile Operations' accounting office in Rhode Island.

Textile Operations

EBITDA in the Textile Operations decreased from $42.7 million in 1998 to $37.3 million in 1999. The principal cause for the decrease was the 30% reduction in Fashion division sales and the resulting effect on lost margins and under-recovery of overhead and the $2 million of restructuring costs incurred. The Balson-Hercules converting/importing EBITDA increased in 1999 as it lowered its sourcing costs as it was importing a greater quantity of fabrics from Asia at lower prices resulting in improved margins.

Polypropylene Operations

EBITDA in the Polypropylene Operations decreased from $26.2 million in 1998 to $25.7 million in 1999. This decrease, notwithstanding the partial year benefits of the Marino and Atlas acquisitions, is primarily due to a) the disruption at LINQ of installing an integrated enterprise resource planning hardware and software system, b) severe price competition on both fabrics and small and FIBC bags, and c) resin costs increasing rapidly in the last half of 1999 and the inability of Polypropylene Operations to recover this resin cost increase through increased selling prices.

FOREIGN EXCHANGE GAIN OR LOSS

The foreign exchange gain of $0.1 million in 1999 resulted from an exchange gain on net monetary assets in Mexico, partially offset by realized losses on forward exchange contracts. The $3.4 million foreign exchange loss in 1998 includes a $2.1 million loss related to the devaluation of the Mexican peso on net monetary assets of the Company's Mexican subsidiaries. Due to hyperinflationary accounting practices, these losses in Mexico are charged to earnings and not the deferred translation adjustment account. The balance of the foreign exchange losses in 1998 include a $0.7 million loss on net monetary assets denominated in U.S. dollars held by integrated subsidiaries and a $0.6 million loss on forward foreign exchange contracts.

FINANCING COSTS

Financing costs in 1999 increased to $32.7 million from $29.9 million in 1998. Financing costs consist of two components i) interest expense, including factor expense, which increased from $28.2 million in 1998 to $30.3 million in 1999, and ii) amortization of deferred financing costs, which increased from $1.7 million in 1998 to $2.3 million in 1999.

The increase in 1999 interest expense is primarily a result of the impact of additional debt due to three acquisitions and slightly higher average interest rates. Weighted average interest rates on debt were 9.8% in 1999 versus 9.9% in 1998. Average interest rates on bank debt were 9.1% in 1999 compared to 7.7% in 1998, while the interest rate on the Company's Senior Subordinated Notes is fixed at 11%. Average U.S. dollar debt levels rose to US$190.5 million in 1999 versus US$173.7 million in 1998.

The amortization of deferred financing costs was higher in 1999 as the financing fees related to the new term loans for the 1999 acquisitions and related amendments to the Senior Bank Facility is being amortized over the period until October 31, 2000.

INCOME TAXES

Income tax expense in 1999 was $0.2 million compared to $3.6 million in 1998. The difference between the effective tax rates for each of these years and the composite statutory rate in Canada – of 39.8% for 1999 and 39.8% for 1998 – arises largely from non-deductible amortization of goodwill, non-deductible foreign exchange losses and large corporation and alternative minimum taxes in Canada, the United States and Mexico. The 1998 effective tax rates were also positively affected by the application of tax loss carry forwards against earnings generated in Mexico for which no benefits had previously been recorded.

COMPARISON OF YEARS 1998 AND 1997

Sales

Sales for the year 1998 totaled $481.3 million, a decrease of 5.5% compared to the $509.4 million reported in 1997.

Textile Operations Sales

Textile Operations sales decreased by 4.6%, from $330.0 million in 1997, to $314.7 million in 1998. This decrease is mainly a result of lower demand for our polyester and polyester blend fabrics due to changing fashion trends and increased import competitions for fabrics and garments in the North American market. Demand for apparel and nylon based outerwear fabrics was also soft resulting from increased Asian import penetration into the U.S. market. This decrease was partially offset by significant growth in the Company's Home Furnishings curtaining fabrics through increased export sales from Canada to the United States as well as increased sales of industrial textiles, particularly military fabrics used to produce garments for the Canadian Armed Forces.

Polypropylene Operations Sales

Polypropylene Operations sales decreased by 7.1%, from $179.5 million in 1997 to $166.6 million in 1998. This decrease is mainly attributable to the Company's decision to reduce sales of primary carpet backing fabrics due to the low margins earned on these products and the need for significant associated capital expenditures. Sales in the Polypropylene Operations were also affected by dry weather conditions in the southern United States and Mexico, which lowered the demand for cotton bale wrap as well as agricultural and fertilizer bags. Sales in Mexico increased by 4.7% while the Mexican operations' bag conversion facilities increased their export sales by 58% over 1997. U.S. dollar denominated sales from Mexico increased from 36% of Rafytek sales in 1997 to 47% in 1998.

EBITDA

EBITDA totaled $63.8 million in 1998 compared to $61.2 million in 1997. Despite the decrease in sales, gross profits increased as gross margins grew from 21.9% in 1997 to 23.5% in 1998 due to the Company's focus on eliminating low margin sales and increasing higher margin sales through increased new product development and the benefit of an insurance claim included in cost of goods sold.

Selling and administrative expenses, as a percentage of sales, increased to 10.3% in 1998 from 9.8% in 1997 due to the impact of lower sales volumes on certain fixed administrative expenses. Administrative expenses include restructuring costs amounting to $1.0 million, offset by the gain of $0.7 million on the sale of land adjacent to our Costa Rican plant.

Textile Operations

EBITDA in the Textile Operations increased from $38.3 million in 1997 to $42.7 million in 1998. The Textile Operations successfully developed and sold new higher margin fabrics, particularly curtaining fabrics for home furnishings markets and industrial fabrics. Increased sourcing of lower price yarn and fabrics from Asia, reduced sourcing prices from U.S. mills and finishing plants for the Company's U.S. based converting business and improved product mix towards home furnishings fabric sales (which have a higher profit margin than the fashion and nylon apparel fabrics) all helped to increase operating profits. The Textile Operations also benefited from the impact of a weaker Canadian dollar vis-à-vis the U.S. dollar on export sales from Canada to the United States.

Polypropylene Operations

EBITDA in the Polypropylene Operations decreased from $30.1 million in 1997 to $26.2 million in 1998. This decrease was primarily due to the decision to reduce participation in the primary carpet backing market. The number of square yards of fabric produced by the U.S. manufacturing plant was approximately 23% lower in 1998 versus 1997, resulting in higher fixed costs per unit. The impact of lower primary carpet backing sales was in part offset by higher sales of non-woven geotextile fabrics and sales of bulk bags by Rafytek, both of which resulted in an increase in average gross margins for the Polypropylene Operations.

FOREIGN EXCHANGE LOSS

The $3.4 million exchange loss in 1998 includes a $2.1 million loss related to the devaluation of the Mexican peso on net monetary assets of the Company's Mexican subsidiaries. Due to hyperinflationary accounting practices, these losses in Mexico are charged to earnings and not the deferred translation adjustment account. The balance of these foreign exchange losses include a $0.7 million loss on net monetary assets denominated in U.S. dollars held by integrated subsidiaries and a $0.6 million loss on forward foreign exchange contracts. The $0.5 million gain on foreign exchange in 1997 relates primarily to a gain on net monetary assets in Mexico.

FINANCING COSTS

Financing costs in 1998 increased to $29.9 million from $28.0 million in 1997. Financing costs consist of two components i) interest expense, including factor expense, which increased from $25.1 million in 1997 to $28.2 million in 1998, and ii) amortization of deferred financing costs, which decreased from $2.9 million in 1997 to $1.7 million in 1998.

The increase in interest expense is primarily a result of the impact of the significantly weaker Canadian dollar on the predominately U.S. dollar denominated debt of the Company. Also, in 1997 interest expense was reduced by interest revenue of $1.6 million arising from an Investment Tax Credit ("ITC") refund. Weighted average interest rates on debt, excluding the ITC interest refund in 1997, were 9.9% in 1998 versus 10.1% in 1997. Average interest rates on bank debt dropped from 7.9% in 1997 to 7.7% in 1998, while the interest rate on the Company's Senior Subordinated Notes is fixed at 11%. Average U.S. dollar debt levels rose slightly to US$173.7 million in 1998 versus US$171.5 million in 1997.

The amortization of deferred financing costs was lower in 1998 as the financing fees related to the revolving bank facility were fully amortized in 1997.

INCOME TAXES

Income tax expense in 1998 was $3.6 million, the same as in 1997. The difference between the effective tax rates for each of these years and the composite statutory rate in Canada – of 39.8% for 1998 and 39.6% for 1997 – arises largely from: non-deductible amortization of goodwill, non-deductible foreign exchange losses and alternative minimum taxes in Canada, the United States and Mexico. The 1998 and 1997 effective tax rates were also positively affected by the application of tax loss carry forwards against earnings generated in Mexico for which no benefits had previously been recorded.

LIQUIDITY AND CAPITAL RESOURCES

The Company's total outstanding debt at year-end 1999 was $304.4 million compared to $251.4 million in 1998 and $231.7 million in 1997. The ratio of debt to total capital (comprised of debt plus shareholders' equity), including the deferred translation adjustment ("DTA"), was 80% in 1999 compared to 77% in 1998 and 1997. The Company's debt to total capital ratio changed in 1999 as the Company completed three acquisitions, all financed with debt.

Operating lines of credit available from the Company's Senior Bank Facility totaled $83.0 million on December 31, 1999, of which $27.4 million remained unused.

The Company's cash requirements consist principally of working capital, payments of principal and interest on its outstanding indebtedness and capital expenditures. The Company believes that cash flow from operating activities, cash on hand, and periodic borrowings from existing credit lines will be adequate to meet its operating cash requirements and current maturities of debt for the foreseeable future. As the Company is considered highly leveraged its ability to seek additional lines of credit may be hampered.

The Company's overall cash needs in 1999 were provided primarily by its cash flow from operations. Acquisitions were principally funded with new term debt. Net cash flows from (used in) operating activities amounted to ($6.3) million in 1999, $18.1 million in 1998 and $29.8 million in 1997. The Company is currently negotiating with its senior lenders to extend the maturity of its Senior Bank Facility which currently matures on October 31, 2000. These discussions are ongoing and are expected to be completed in the next few months.

CAPITAL EXPENDITURES

As part of its focus on improving operational efficiency, the Company made substantial investments in capital expenditures, aggregating $57.3 million over the last three years. During 1999, additions to fixed assets totaled $15.8 million compared to $21.2 million in 1998. In 1999, capital expenditures in the Polypropylene Operations amounted to $9.4 million principally to increase extrusion capacity and modernize computer systems. Expenditures in the Textile Operations amounted to $6.4 million to expand curtaining fabrics production capacity and improve quality control systems. Disposals of fixed assets in 1998 include the sale of land adjacent to the Rafytica plant in Costa Rica for $1.3 million, resulting in a gain of $0.7 million.

FINANCING ACTIVITIES

In March 1996, the Company entered into a US$85 million Senior Bank Facility providing it with a US$35 million term facility and a US$50 million revolving credit facility. This facility increased the Company's available lines of credit, reduced withholding taxes and provided for lower annual interest cost. The proceeds of the facility were used to repay all existing debt, excluding the Senior Subordinated Notes.

In 1999, the Company negotiated an amended and restated Senior Bank Facility providing it with a US$57.5 million revolving credit facility and term loans which totaled US$55 million. The principal reason for the amended and restated Senior Bank Facility was to finance the three acquisitions completed during 1999.

At December 31, 1999, the outstanding balance on the senior bank term loan was US$55 million. Term loan repayments during 1999 amounted to US$7.0 million.

RISKS AND UNCERTAINTIES

North American Textile Industry

The North American textile industry is sensitive to changes in economic conditions, competition from imports and changes in consumer preferences. The industry is also subject to various North American and international regulatory agreements. Under the Uruguay Round of the World Trade Organization, many of the advantages currently available to the Company as a result of the North American Free Trade Agreement will decline over the ten-year period begun in 1995, which could eventually result in additional competition in the North American market. In addition, the CBI/SS may have a negative effect on sales of fabrics from the Textile Operation's Canadian operations to the United States. Reference is made to "Item 1 – Description of Business – Regulatory Environment" of this Form 20-F.

Raw Material Costs

Consoltex's Polypropylene Operations are affected by the price of polypropylene resin which fluctuates based on international supply and demand for this product. To the extent that the market does not allow the Company to pass on price increases to its customers, the gross profits of the Company can be negatively affected.

Interest Rates and Exchange Rates

The Company had a portion of its bank borrowings at floating interest rates on December 31, 1999, and is exposed to changes in interest rates in Canada and the United States. The Company has contracted to hedge against the interest exposure on US$5 million of its floating rate indebtedness, which totaled US$90.3 million as at December 31, 1999.

The Company is also exposed to fluctuations in the value of the U.S. dollar in relation to the Canadian dollar, as the Canadian operations record over 50% of their revenues in U.S. dollars. All of the Company's debt on December 31, 1999 was denominated in U.S. dollars. The Company has a partial hedge for its U.S. dollar denominated sales from Canada to the United States as the Canadian operations purchase a significant portion of their raw materials and capital expenditures in U.S. dollars, and payments of interest and principal on bank borrowings are also in U.S. dollars. In order to mitigate the foreign exchange risk associated with the future sale of excess U.S. dollar cash flows generated by the Canadian operations, the Company from time to time, contracts to sell US dollars and to receive payment in Canadian dollars in future periods, by entering into forward foreign exchange contracts. At December 31, 1999, US$7 million of such contracts remain outstanding.

To alleviate the exchange rate effect of U.S. dollar denominated debt on the balance sheet, the Company has designated a portion of the Senior Subordinated Notes as a hedge to the net investment in its self-sustaining U.S. operations.

The Company is also exposed to the fluctuation in the value of the Mexican peso as it has significant peso denominated net monetary assets. Currently, U.S. dollar denominated sales from Rafytek are approximately equal to its U.S. dollar denominated costs, being primarily polypropylene resin and spare parts for equipment.

Between January 1, 1997 and December 31, 1998, Mexico was considered a "hyperinflationary" economy for foreign exchange translation purposes. This decision, by the Securities and Exchange Commission in the United States, was reached primarily because the Country's cumulative inflation rate was in excess of 100% over a three-year period. As a result, in 1997 and 1998, on consolidation, instead of valuing Rafytek assets and liabilities at the current peso exchange rate and charging the change in value to the DTA account in Shareholders' Equity, the gain or loss on translation of peso denominated monetary assets or liabilities is charged to the income statement. Non-monetary assets, such as fixed assets, are pegged at the historical exchange rate of December 31, 1996, and the DTA is locked-in at the amounts recorded at December 31, 1996. Since January 1, 1999, the Mexican economy is no longer considered hyperinflationary and therefore all future foreign exchange fluctuations on peso denominated net assets will be reflected in the DTA account.

Year 2000 Issue

The Company has prepared its information systems and production equipment to deal with the issues related to the year 2000 (the "Y2K Issue"). This was necessary because certain computer programs or microprocessors use two digits rather than four to define the applicable year. Left uncorrected, this could have generated erroneous data or caused systems to fail in 2000 because the year may not have been properly recognized as "2000", but rather recognized as some other year such as "1900".

During 1998 and 1999, the Company undertook efforts to implement its Year 2000 Compliance Plan throughout the organization. This included modifying or replacing computer software, hardware and embedded systems in shop floor equipment. Planned application and equipment updating was completed. When appropriate, the Company's integrated applications, process control software and embedded systems were represented to be compliant by their respective vendors.

As of December 1999, the Company had spent approximately $2.5 million on the project since its inception of which $1.5 million was capitalized as software development and $1.0 million as expense. The total cost for addressing the Y2K Issue is estimated at approximately $5 million.

To date, no significant issues have arisen from the Y2K Issue. In a related matter, however, the implementation of the integrated Enterprise Resource Planning System at LINQ in 1999 took longer to implement, was more costly than expected and resulted in some loss of business during the implementation stage.

Forward Looking Statements

The discussion of the Company's business and operations in this report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based upon management's good faith assumptions relating to the financial, market, operating, and other relevant environments that will exist and affect the Company's business and operations in the future. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control. All forward-looking statements involve risks and uncertainties, including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the Securities and Exchange Commission.

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT

The names, municipalities of residence and principal occupations of the directors of the Corporation as of the date hereof and the period during which each director has served as such are as follows:

Directors

Name and Municipality of Residence	Principal Occupation	Director since
Richard H. Willett Philipsburg, Montana	Chairman of the Board, President and Chief Executive Officer of the Corporation	1991
Kim A. Marvin Denton, Maryland	Principal, American Industrial Partners	2000
Steven D. Tarino San Francisco, California	Associate, American Industrial Partners	2000
Kenneth J. Diekroeger San Francisco, California	Principal, American Industrial Partners	2000
Theodore C. Rogers New York, New York	Partner, American Industrial Partners	2000

Each director was elected or appointed by the Shareholders on February 2, 2000 to serve until the next annual meeting or until their successors are duly elected or appointed unless he shall resign his office or his office shall become vacant by death, removal or other cause. The Corporation does not have an executive committee. The Corporation has an Audit Committee whose members are Messrs. Kim A. Marvin, Theodore C. Rogers and Richard H. Willett. The Corporation also has a Management Resources and Compensation Committee whose members are Messrs. Kim A. Marvin, Theodore C. Rogers and Richard H. Willett.

Officers

The following table sets forth information concerning the executive officers of the Corporation or others who perform policy-making functions for the registrant.

Name	Municipality of Residence	Office and Principal Occupation
Richard H. Willett	Philipsburg, Montana	Chairman of the Board, President and Chief Executive Officer
Paul J. Bamatter	New Canaan, Connecticut	Vice-President Finance and Chief Financial Officer
Christopher L. Schaller	New Canaan, Connecticut	President and Chief Executive Officer of Textile Operations
Jay R. Tavormina	North Charleston, South Carolina	President and Chief Executive Officer of Polypropylene Operations
Alex Di Palma	Pointe-Claire, Quebec	Vice-President, Taxation
C. Suzanne Crawford	Westmount, Quebec	Vice-President, Legal Affairs and Corporate Secretary
Antoinette Lapolla	Laval, Quebec	Vice-President, Treasurer

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Corporation and its subsidiaries to their officers and directors in 1999 was approximately US$9,322,000. The aggregate amount set aside or accrued by the Corporation and its subsidiaries in 1999 to provide pension, retirement or similar benefits for directors and officers was approximately US$923,400.

Stock Option Plan

The Corporation had a Stock Option Plan (the "Option Plan") under which options were granted to key employees and Directors of the Corporation and its subsidiaries to purchase Subordinate Voting Shares of the Corporation. The Option Plan was designed to motivate and encourage the retention of high performance executive officers and Directors. The selection of participants and the number of Subordinate Voting Shares granted to a participant were based on the participant's degree of responsibility and was determined at the discretion of the Board of Directors of the Corporation upon the recommendation of the Management Resources and Compensation Committee of the Board.

On September 21, 1999, the Board of Directors had approved an amendment to options issued under the Option Plan to accelerate the vesting of all unvested stock options for the purpose of allowing the holders thereof to tender the Subordinate Voting Shares issued upon the exercise of such options to the offer made by AIP resulting in the AIP Acquisition. The Board of Directors had also approved the amendment of options issued under the Option Plan to provide for the termination of any unexercised stock options remaining after AIP took up and paid for the Subordinate Voting Shares under the Offer. On October 20, 1999 the Option Plan was discontinued as all the options were either exercised or terminated when AIP took up and paid for the Subordinate Voting Shares under the Offer.

Pension Benefits

Consoltex maintains a Canadian Pension Plan for its executive employees (the "Canadian Pension Plan") which is a registered non-contributory defined benefit plan.

Consoltex maintains Supplemental Executive Retirement Plans in Canada and in the United States (the "Canadian SERP" and the "US SERP") for a select group of senior officers to ensure proper retirement income. The pension benefits payable under the plans are integrated with the benefits payable under the Canadian Pension Plan or the US Pension Plan, as applicable.

Under the US SERP, a participant will received a benefit, inclusive of the part of the US Pension Plan to which the employer contributes, if applicable, equal to 2% of the annual average salary in the last two complete calendar years' prior to the event (retirement, death or termination) for each year of complete years of service, to a maximum of 30 years. Salary is defined as base salary plus bonus under the Corporation's Annual Incentive Plan.

Most of the Corporation's direct and indirect subsidiaries in the United States maintain a 401(k) Plan for its employees, including executive officers (collectively, the "US Pension Plan"). These are registered contributory defined contribution plans.

In 1997, the Board of Directors, acting upon the recommendation of the Management Resources and Compensation Committee, approved the creation of a Share Purchase Loan Program (the "Program") to encourage greater long-term share ownership by Directors and selected executives of the Corporation and of its subsidiaries. Under the Program, the Corporation offered full recourse interest bearing loans to outside Directors and to selected employees as designated by the Management Resources and Compensation Committee. On October 20, 1999 the Program was discontinued as all of the shares held pursuant to the Program were tendered to the Offer and the loans were repaid.

Management Incentive Plans

All executive officers of the Company participate in the Management Incentive Plan. The purpose of the Plan is to tie each participating manager's compensation to the financial performance of the Operations of the Company the manager works for. Each eligible management position has a target bonus based on level of responsibility. Annual financial performance is determined on the basis of a combination of profits and return on net assets achieved, as compared to objectives.

In the course of considering strategic alternatives available to Consoltex culminating in the AIP Acquisition, the Board of Directors created a management incentive plan known as the "Shareholder Value Enhancement Program" which entitled certain senior officers of Consoltex to a cash payments of either $180,000 or $90,000 if all of the Subordinate Voting Shares were sold by December 31, 1999. The payments were made pursuant to the Shareholder Value Enhancement Program after the AIP Acquisition.

Directors

The two former Vice-Chairman of the Corporation were paid a predetermined fee totalling $68,500 representing six months total compensation earned for 1998 pursuant to an agreement that such payment would be made if they ceased to be directors as a result of the AIP Acquisition.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

None.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Not applicable.

PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

None.

PART IV

ITEM 17 - FINANCIAL STATEMENTS

The Consolidated Financial Statements filed as part of this Form 20-F are contained on pages 40 through 66.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:

        Consoltex Group Inc., Audited Consolidated Financial Statements
        Auditors' Report
        Consolidated Balance Sheet
        Consolidated Statements of Earnings and Retained Earnings
        Consolidated Statements of Cash Flows
        Notes to Consolidated Financial Statements

(b) Exhibits:

1.1	Articles of Continuance of Consoltex Inc. dated December 16, 1999
1.2	By-laws of Consoltex Inc. dated February 7, 2000
1.3	Certificate of Change of Name of Consoltex Inc. dated January 3, 2000
1.4	North American Credit Facilities for Consoltex Group Inc. – Amended and Restated Credit Agreement dated October 25, 1999
1.5	North American Credit Facilities for Consoltex Group Inc. – Amendment No. 1 to the Amended and Restated Credit Agreement dated January 3, 2000
1.6	North American Credit Facilities for Consoltex Group Inc. - Amendment No. 2 to the Amended and Restated Credit Agreement dated May 12, 2000
2.1	Offer Agreement between AIP and the Corporation dated September 9, 1999
2.2	Stockholders Agreement between AIP, the Corporation, LGBV, LGL and Trust dated September 9, 1999
2.3	Management Services Agreement between AIP and Consoltex (USA) Inc. dated October 20, 1999
2.4	Royalton Mexicana, S.A. de C.V. Stock Purchase Agreement dated February 26, 1999
2.5	Marino Technologies, Inc. Stock Purchase Agreement dated August 2, 1999
2.6	Atlas Bag Asset Purchase Agreement dated November 19, 1999

        All other Schedules have been omitted because of the absence of discussions requiring them, or the required information is included in the Consolidated Financial Statements or Notes thereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements of filing on Form 20-F and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLTEX GROUP INC.

Per: /s/ C. Suzanne Crawford

      C. Suzanne Crawford
      Vice-President, Legal Affairs and
      Corporate Secretary

Dated: June 29, 2000

CONSOLTEX GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 1999
(in thousands of Canadian dollars)

February 15, 2000

Auditors' Report

To the Shareholders of
Consoltex Group Inc.

We have audited the consolidated balance sheets of Consoltex Group Inc. as at December 31, 1999 and 1998 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with generally accepted accounting principles in Canada.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 1h to the consolidated financial statements. Our report to the shareholders dated February 15, 2000 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Montreal, Canada
February 15, 2000

CONSOLTEX GROUP INC.
CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)	December 31 1999	1998
		Restated (Note 1-h)
ASSETS		
Current assets		
Cash	$ 4,285	$ 3,883
Accounts receivable and prepaid expenses, net of Allowance for doubtful accounts of $2,028 (1998 - $2,411) (Note 2)	73,080	55,633
Inventories (Note 3)	130,180	110,382
Current portion of future income tax assets (Note 13)	650	792
	208,195	170,690
Fixed assets (Note 4)	162,403	162,106
Goodwill, net of accumulated amortization of $15,428 (1998 - $12,618)	117,963	74,091
Other assets, net of accumulated amortization of $12,318 (1998 - $8,765)	8,749	15,558
Future income tax assets (Note 13)	2,193	639
Total assets	$499,503	$423,084
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank loans (Note 5)	$ 56,123	$ 42,515
Accounts payable and accrued liabilities (Note 6)	52,888	46,371
Income taxes payable	3,985	6,934
Current portion of long-term debt (Note 7)	79,376	10,714
Current portion of other long-term liabilities (Note 8)	8,149	–
Current portion of future income tax liabilities (Note 13)	9,231	4,039
	209,752	110,573
Long-term debt (Note 7)	173,184	202,026
Other long-term liabilities (Note 8)	15,618	4,687
Future income tax liabilities (Note 13)	23,962	31,526
Commitments and contingencies (Note 14)		
Shareholders' equity		
Share capital (Note 9)	95,628	92,998
Contributed surplus	3,076	–
Retained earnings	6,680	11,813
Deferred translation adjustment (Note 10)	(28,397)	(30,539)
	76,987	74,272
Total liabilities and shareholders' equity	$499,503	$423,084

The accompanying notes are an integral part of these financial statements.

CONSOLTEX GROUP INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Year ended December 31

(in thousands of Canadian dollars)	1999	1998 Restated (Note 1-h)	1997 Restated (Note 1-h)
Sales	$510,343	$481,299	$509,447
Cost of sales	396,819	368,244	398,100
Selling and administrative expenses	56,229	49,296	50,14
Foreign exchange (gain) loss (Note 11)	(110)	3,434	(509)
Depreciation and amortization	25,182	21,077	19,256
	478,120	442,051	466,988
Earnings from operations	32,223	39,248	42,459
Other expense (Note 12)	(4,435)	(255)	
	27,788	38,993	42,459
Financing costs:			
Interest expense -			
Banks loans	4,491	3,660	1,213
Long-term debt	23,531	22,207	21,537
	28,022	25,867	22,750
Factor expenses (Note 2)	2,317	2,290	2,411
Amortization of deferred financing expenses	2,341	1,749	2,843
	32,680	29,906	28,004
Earnings (loss) before income tax expense	(4,892)	9,087	14,455
Income tax expense (Note 13)	241	3,631	3,625
Net earnings (loss) for the year	(5,133)	5,456	10,830
Retained earnings (deficit) at the beginning of the year as previously reported	15,889	12,824	3,384
Effect of an accounting change (Note 1-h)	(4,076)	(6,467)	(7,262)
Retained earnings (deficit) at beginning of year – restated	11,813	6,357	(3,878)
Share issue costs, net of income tax benefits of $364 (Note 9)	–	–	(595)
Retained earnings at the end of the year	$ 6,680	$11,813	$ 6,357

The accompanying notes are an integral part of these financial statements.

CONSOLTEX GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)	Year ended December 31		
	1999	1998	1997
		Restated (Note 1-h)	Restated (Note 1-h)
Cash flows from operating activities:			
Net earnings (loss) for the year	$ (5,133)	$ 5,456	$ 10,830
Depreciation	19,941	16,288	14,822
Amortization of goodwill	3,957	2,220	2,081
Amortization of other assets	1,284	2,569	2,353
Amortization of deferred financing expenses	2,341	1,749	2,843
Future income tax benefit	(2,399)	(1,083)	(1,616)
Gain on disposal of fixed assets	–	(745)	–
	19,991	26,454	31,313
Changes in -			
Accounts receivable and prepaid expenses			
Inventories	(7,261)	1,640	4,278
Accounts payable and accrued liabilities	(14,630)	(4,856)	(1,152)
Income taxes payable	(689)	(3,600)	(9,606)
	(3,714)	(1,580)	
			4,964
Cash flows from (used in) operating activities	(6,303)		29,797
		18,058	
Cash flows from investing activities:			
Purchase of fixed assets	(15,848)	(21,203)	(20,231)
Proceeds on sale of fixed assets	–	328	
Business acquisitions (Note 16)	(54,262)	–	–
Cash flows from (used in) investing activities	(70,110)	(20,875)	(20,231)
Cash flows from (used in) financing activities:			
Increase in bank loans	13,608	15,357	(1,873)
Payment of long-term debt	(10,412)	(9,100)	(10,020)
Proceeds from issuance of long-term debt	62,058		
Increase (decrease) in other long-term liabilities	965	1,604	(69)
Decrease (increase) in other assets	4,890	(2,068)	(4,002)
Issuance of share capital	2,630	33	
Capital contribution	3,076		6,120
Share issue costs	–		–
			(959)
		–	
	76,815	5,826	(10,803)
Increase (decrease) in cash	402	3,009	(1,237)
Cash:			
At the beginning of the year	3,883	874	
			2,111
At the end of the year	$ 4,285	$ 3,883	$ 874
Supplemental disclosures of cash flow information			
Interest paid	$ 27,645	$ 26,611	$ 23,670
Income taxes paid	$ 3,088	$ 6,047	$ 3,039

The accompanying notes are an integral part of these financial statements.

CONSOLTEX GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of Canadian dollars, unless otherwise noted)

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES

Consoltex Group Inc. (the "Company"), is a North American textile company with activities divided between its Polypropylene and Textile Operations. Consoltex is vertically integrated from the production of yarn, in the Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating, as well as, cutting and sewing operations for certain product lines. The Company also conducts its own research and development and maintains its own sales, marketing and distribution network throughout Canada, the United States and Mexico. On January 1, 2000, the Company's subsidiary, Consoltex Inc. was wound-up into Consoltex Group Inc. As a result of this transaction, the Company subsequently changed its name to Consoltex Inc.

The consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada which, in the case of Consoltex Group Inc., differ in certain respects from those in the United States as explained in Note 19.

The consolidated financial statements reflect the following significant accounting policies:

(a)   The consolidated financial statements include the accounts of the Company and its subsidiaries.

(b) Inventories are valued at the lowest of cost, determined using the average cost methods, replacement cost and net realizable value. For finished goods and work in process, cost includes the cost of raw materials, direct labour and manufacturing overhead.

(c)   The assets and liabilities of self-sustaining foreign operations are translated at current exchange rates with the resulting gain or loss   recorded as a deferred translation adjustment which is a component of shareholders' equity. Revenue and expense items of self-sustaining foreign operations are translated at average exchange rates prevailing during the period.

In all other cases, including hyperinflationary countries, monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the period-end dates. Revenues and expenses in foreign currencies are translated into Canadian dollars at the average exchange rates prevailing during the period. All gains and losses on translation are included in net earnings for the periods except for unrealized foreign currency gains or losses on long-term monetary assets and liabilities. For long-term debt designated as a hedge to the net investment in foreign self-sustaining operations, exchange gains and losses are included in the deferred translation account. For the remaining long-term monetary liabilities and assets denominated in a foreign currency, exchange gains and losses are deferred and amortized over the remaining lives of the related items on a straight-line basis and are included in Depreciation and amortization. The Company has designated a portion of the Senior Subordinated Notes as a hedge to the net investment in its self-sustaining U.S. operations.

The Company manages its foreign exchange exposure on anticipated net U.S. dollar cash flow to its Canadian operations, through the use of forward exchange contracts. Resulting gains and losses are recognized when realized and are included in Foreign exchange gain or loss.

(d)   Fixed assets are stated at cost. Depreciation is provided for on a straight-line basis over the estimated useful lives of the assets, which
are as follows:

Buildings	40 years
Machinery and equipment	3 to 20 years

(e)   Goodwill is being amortized over periods ranging from 15 to 40 years. The Company assesses at each balance sheet date whether there has been a permanent impairment in the value of goodwill. This is accomplished in a number of ways, including determining   whether projected undiscounted future cash flows from operations exceed the net book value of goodwill as of the assessment date. Additional factors

46

considered by management in the preparation of the projections and in assessing the value of goodwill include the effects of obsolescence, demand, competition and other pertinent economic factors and trends and prospects that may have an impact on the value or remaining useful life of goodwill.

(f) Other assets primarily include deferred financing expenses, long-term receivables and unamortized foreign exchange losses on long-term debt. Deferred financing expenses are amortized over the duration of the related debt.

(g) The differentials to be received or paid under interest rate swap contracts are recognized in earnings concurrently with the interest expense on the underlying debt.

(h) In 1999, the Company retroactively adopted the Canadian Institute of Chartered Accountants' ("CICA") new recommendations for the accounting for income taxes which requires the use of the asset and liability method. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is "more likely than not" to be realized. As a result of these new recommendations, retained earnings on December 31, 1997 decreased by $6,467, net future income tax liability increased by $20,837, goodwill increased by $19,002 and the deferred translation adjustment increased by $4,632.   The restatement of prior years statement of earnings resulted in an increase in net earnings reported for the year ended December 31, 1998 of $2,391 (year ended December 31, 1997 – increase in net earnings by $795).

In 1999, the Company retroactively adopted the CICA new recommendations concerning the statements of cash flows. As a result of the new recommendations, cash flows from financing activities for 1998 increased by $13,966 (year ended December 31, 1997 – decreased by $3,396).

(i) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(j) Certain comparative figures have been reclassified to conform with the current year's presentation.

2. ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	
	1999	1998
Trade receivables	$ 67,213	$ 49,915
Other receivables	4,133	4,243
Prepaid expenses	1,734	1,475
	$ 73,080	$ 55,633

The Company factors certain of its accounts receivable from customers in the United States. The difference between the proceeds from factoring of receivables and the book value is recorded as factor expenses under financing costs while related commissions are included in selling and administrative expenses.

3. INVENTORIES

	1999	1998
Raw materials	$ 35,415	$ 24,211
Work in process	34,653	29,729
Finished goods	54,231	51,570
Spare parts	5,881	4,872
	$ 130,180	$ 110,382

4. FIXED ASSETS

	December 31, 1999		
	Cost	Accumulated Depreciation	Net book value
Land and buildings	$ 61,867	$ 11,040	$ 50,827
Machinery and equipment	198,458	86,882	111,596
	$ 260,325	$ 97,922	$ 162,403

	December 31, 1998		
	Cost	Accumulated depreciation	Net book value
Land and buildings	$ 59,780	$ 8,841	$ 50,939
Machinery and equipment	180,652	69,485	111,167
	$ 240,432	$ 78,326	$ 162,106

5. BANK LOANS

On October 25, 1999, the Company amended and restated its senior bank debt facility providing it with a US$57.5 million working capital revolving credit line maturing on October 31, 2000. The Company and all its material subsidiaries may borrow under this syndicated facility. The working capital revolving credit line is subject to certain financial covenants and restrictive conditions, is secured by certain Canadian and United States accounts receivable and certain inventory, and is guaranteed by all subsidiaries of the Company. Unless the lenders under the senior bank debt facility consent in writing otherwise, the working capital revolving credit line is repayable upon a change of control of the Company. Interest is payable quarterly for base rate loans, at issuance for bankers' acceptance loans and at maturity for LIBOR loans at the applicable rate plus an applicable margin. The margin varies from 2.75% on LIBOR and bankers' acceptance rate loans and 1.50% on base rate loans. At December 31, 1999, the rate for outstanding LIBOR loans was 8.99%, 7.78% for bankers' acceptance rate loans and 9.55% for base rate loans for a weighted average rate for the borrowings under the working capital revolving credit line of 9.05% (1998 - 7.64%).

The unused portion at December 31, 1999 totalled $27,372 and bore an unused commitment fee of 0.425% per annum.

Amounts outstanding under letters of credit totalled $7,732 at December 31, 1999, and are included as a reduction in arriving at the unused portion of the working capital revolving credit line, as disclosed above.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31 1999	1998
Trade accounts payable	$ 34,602	$ 29,934
Accrued salaries and benefits	2,947	1,193
Accrued interest	5,757	5,220
Other	9,582	10,024
	$ 52,888	$ 46,371

7. LONG-TERM DEBT

	December 31 1999	1998
Series B 11% Senior Subordinated Notes maturing September 2003. Interest payable semi-annually on April 1 and October 1 (1999 and 1998 - US$120,000)	$173,184	$183,660
Term Loan A, maturing October 2000 Interest payable quarterly at LIBOR plus 2.75% (1999 - US$12,000; 1998 - US$19,000)	17,318	29,080
Term Loan B, maturing October 2000 Interest payable quarterly at LIBOR plus 3.00% (1999 – US$43,000)	62,058	–
	252,560	212,740
Less: Amounts due within one year	79,376	10,714
	$173,184	$ 02,026

The Series B 11% Senior Subordinated Notes due 2003 (the "Notes") were jointly issued by the Company and Consoltex (USA) Inc., (together the "Issuers"). The Notes are unsecured, however they are guaranteed, on an unsecured senior subordinated basis, by subsidiaries of the Issuers. The Notes are redeemable under certain circumstances, including upon change of control of the Company. Also, upon a change of control of the Company, the Issuers must make an offer to each holder of Notes to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest. The indenture
governing the Notes contains some limitations on the ability of the Issuers to incur certain types of indebtedness. The Company has designated a portion of the Notes as a hedge to the net investment in its self-sustaining U.S. operations.

On March 19, 1996, the Company entered into a senior bank debt facility providing it with a US$35 million five-year Term Loan A. The Company and all its material subsidiaries may borrow under this syndicated facility. The Term Loan A is subject to certain financial covenants and restrictive conditions, is secured by certain fixed assets, and is guaranteed by all subsidiaries of the Company. Unless the lenders under the senior bank debt facility consent in writing otherwise, the Term Loan A is repayable upon a change of control of the Company. The Term Loan A was repayable over five years in 20 installments, of which the first eight quarterly installments are US$875,
the next 11 quarterly installments are US$1,750 and a twentieth and final installment in March 2001 is US$5,000.
 During 1997, the Company repaid US$3,750 of the term loan from the proceeds of a treasury share issue (see Note 9). On October 25, 1999, the Company amended and restated the senior bank credit facility agreement resulting in all outstanding balances at October 31, 2000 of this Term Loan A being repayable on October 31, 2000.

Term Loan B is subject to all of the same terms and conditions as Term Loan A except that the entire balance of Term Loan B is repayable on October 31, 2000. Term Loan B was issued in two installments. US$25 million was issued on August 2, 1999 with respect to the acquisition of Marino Technologies Inc., while US$18 million was issued on November 19, 1999 with respect to the acquisition of the assets of Atlas Bag Inc.

Long-term debt payments over the next five years, determined at December 31, 1999, are as follows: 2000 - $79,376; 2001 - Nil; 2002 - Nil; 2003 - $173,184; thereafter - Nil.

8. OTHER LONG-TERM LIABILITIES

| | December 31 | |
	1999	1998
Remaining amounts owing on acquisitions	$ 17,052	$ –
Unfunded pension liability	3,541	2,352
Obligations relating to equipment purchases	2,327	1,600
Provision for seniority premiums payable to employees	847	735
	23,767	4,687
Less: Amounts due within one year	8,149	–
	$ 15,618	$ 4,687

The Company sponsors ten pension plans, of which five are unfunded defined benefit plans, one is a funded defined benefit plan, and the remaining four are defined contribution plans.

Payments of other long-term liabilities over the next five years, determined as at December 31, 1999, will be as follows: 2000 - $8,149; 2001 - $6,037; 2002 - $2,507; 2003 - $826; 2004 - $465; thereafter - $5,783.

9. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Multiple Voting Shares without par value, an unlimited number of Subordinate Voting Shares without par value, (collectively called the "Equity Shares"), and an unlimited number of First Preferred Shares and Second Preferred Shares without par value issuable in series. The Equity Shares are identical in all respects except that the Subordinate Voting Shares have one vote per share while the Multiple Voting Shares have five votes per share and are convertible any time into Subordinate Voting Shares on a share-per-share basis. The Equity Shares rank junior to the First and Second Preferred Shares.   Under certain conditions, including a change of control of the Company, the Multiple Voting Shares will automatically be converted into a like number of Subordinate Voting Shares.

On October 20, 1999, all of the outstanding Subordinate Voting Shares of the Company were acquired by AIP/CGI/NB Acquisition Corp. for $5.60 per share. As a result of this transaction, the Company's equity increased by $5,698 including $3,076 of contributed surplus by AIP/CGI/NB Acquisition Corp. and $2,622 from the exercise of all outstanding stock options.

On January 13, 1997, the Company, through a private placement, issued 3.4 million Subordinate Voting Shares at a price of $1.80 per share. The net proceeds from the share issue were used to repay a portion of the Company's term loan. The share issue costs of $959 were charged directly to retained earnings, net of income taxes of $364. Also on this date, 860,000 Multiple Voting Shares were converted into a like number of Subordinate Voting Shares.

9. SHARE CAPITAL (cont'd)

The number of outstanding shares and their aggregate stated value were as follows:

	December 31, 1999		December 31, 1998	
	Number of shares	Amount	Number of shares Amount	
Multiple Voting Shares	3,140,000	$24,727	3,140,000	$24,727
Subordinate Voting Shares	14,887,551	70,901	13,897,717	68,271
	18,027,551	$95,628	17,037,717	$92,998

Share purchase loan program

On February 26, 1997, the Company implemented a Share Purchase Loan Program. Under the Program, the Company and certain of its subsidiaries offered full recourse interest-bearing loans up to a limit of $1,600 to Directors and to selected employees for the purchase of Subordinate Voting Shares of the Company.

On October 20, 1999, all of the shares included in the Share Purchase Loan Program were tendered as part of the privatization transaction. As a result, all of the director and employee loans amounting to $768 were repaid to the Company.

Stock option plan

The Company had a stock option plan which contemplated the granting of options to key employees of the Company and its subsidiaries 1and to directors of the Company to purchase an aggregate number of Subordinate Voting Shares of the Company which does not exceed 1,400,000 shares.

On October 20, 1999, those options outstanding under the Stock Option Plan that had an exercise price below $5.60 per share became vested and were exercised as part of the privatization transaction. Those options with an exercise price above $5.60 per share were forfeited.

A summary of the changes to the number of outstanding options during the years ended December 31, 1997, 1998 and 1999 is provided below:

	1999		1998		1997	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average Exercise price
Outstanding at beginning of year	1,211,000	$3.26	1,238,500	$3.29	281,500	$5.93
Granted	–		39,000	4.00	990,000	2.62
Exercised	(989,834)	$2.66	(12,500)	2.60		
Forfeited	(221,166)	$6.21	(54,000)	4.68	(33,000)	5.75
Outstanding at end of year	–		1,211,000	$3.26	1,238,500	$3.29

10. DEFERRED TRANSLATION ADJUSTMENT

	Year ended December 31	
	1999	1998 Restated (Note 1-h)
Balance at beginning of year	$ (30,539)	$ (30,899)
Effect of changes in exchange rates during the year on net investment in self-sustaining foreign operations	(6,013)	8,848
Effect of changes in exchange rates during the year on long-term debt denominated in a foreign currency and designated as a hedge	8,155	(8,488)
Balance at end of year	$ (28,397)	$ (30,539)

11. FOREIGN EXCHANGE (GAIN) LOSS

	Year ended December 31		
	1999	1998	1997
Effect of changes in exchange rates on net monetary assets in Mexico	$ (580)	$ 2,090	$ (436)
Effect of changes in exchange rates on net monetary assets denominated in United States dollars held by integrated subsidiaries	158	759	(73)
Realized loss on forward foreign exchange contracts	312	585	–
	$ (110)	$ 3,434	$ (509)

12. OTHER EXPENSE

Other expense in 1999 represents charges of $4,435 (1998 - $255) related to the privatization transaction.

13. INCOME TAXES

	Year ended December 31		
	1999	1998	1997
Earnings (loss) before income tax expense			
Canada	$	$	$
United States	3,584	14,145	12,032
Latin America	(11,928)	(10,074)	(5,339)
	3,452	5,016	7,762
	$	$	$ 14,455
	(4,892)	9,087	
Current income tax expense (benefit)			
Canada	$ 1,402	$ 3,257	$ 3,853
United States		317	1,050
Latin America	(236)	1,140	338
	1,474		
	$ 2,640	$ 4,714	$ 5,241
Future income tax expense (benefit)			
Canada	$	$ 749	$
United States	(807)		66
Latin America		(1,845)	(1,950)
	(2,638)		
		13	268
	1,046		
	$	$	$ (1,616)
	(2,399)	(1,083)	
Income tax expense	$ 241	$ 3,631	$
			3,625

The composite of the applicable statutory corporate income tax rates in Canada is 39.8% (1998 - 39.8%; 1997 - 39.6%). The following is a reconciliation of income taxes calculated at the above composite statutory rate with the provision for income taxes:

	Year ended December 31		
	1999	1998	1997
Income taxes (recovery) at the composite statutory rate	$	$	$
	(1,947)	3,617	5,724
Increase (reduction) attributable to:			
Canadian manufacturing and processing credits	(231)	(880)	(683)
Amortization of non-deductible goodwill	1,234	747	695
Large corporations tax and other minimum taxes	1,549	1,051	310
Stock option deduction	(790)	–	–
Non-deductible capital expenditures	328	289	519
Mexico inflationary and indexation adjustment - net	39	340	(1,375)
Benefit of non-deductible non-tax effected Latin American losses	–	(2,432)	(1,447)
Foreign exchange	772	828	(765)
Non-taxable amounts	(219)	(312)	
Foreign tax rate differences	(24)	(157)	150
Other – net	(470)	540	497
	$	$	$
	241	3,631	3,625

The portion of the Mexican losses and/or minimum tax carry-forwards for which no future income tax assets has been recognized amounts to $1,301 (1998 - $4,569; 1997 - $10,679). These losses expire in 2005.

13. INCOME TAXES (cont'd)

Future income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Future tax assets (liabilities) at December 31, 1999 and 1998 consist of the following tax effected temporary differences:

| | Year ended December 31 | |
	1999	1998
Current portion of future income tax assets:		
Inventories	$ 357	$ 540
Deferred financing	126	292
Accounts receivable	355	378
Others	125	--
	$ 963	$ 1,210
Future income tax assets:		
Accrued liabilities	$ 986	$ 855
Net losses carried forward	8,992	2,738
Alternative minimum taxes	2,146	924
Retirement plans	1,262	715
Share issue costs	147	220
Intangibles	415	235
Others	–	–
	$ 13,948	$ 5,687
Current portion of future income tax liabilities:		
Inventories	$ (9,117)	$ (4,107)
Deferred financing	(67)	(105)
Investment tax credits	(180)	(223)
Others	(180)	
		(23)
	$ (9,544)	$ (4,458)
Future income tax liabilities:		
Property, plant and equipment	$ (32,596)	$ (33,320)
Deferred financing	(588)	(733)
Intangibles	(339)	(442)
Others	(2,194)	(2,233)
	(35,717)	(36,728)

After netting current assets with current liabilities and non-current assets with non-current liabilities within each taxable entity for same tax jurisdictions, future taxes are represented by :

	1999	1998
Current portion of future income tax assets	$	$
Future income tax assets	650	792
Current portion of future income tax liabilities		
Future income tax liabilities	2,193	639
	(9,231)	(4,039)
	(23,962)	(31,526)
	$ (30,350)	$ (34,134)

Investment tax credits relating to scientific research and experimental development have been accounted for using the cost reduction method, whereby the expenditure is reduced by the credits. Investment tax credits were approximately $200 for the year ended December 31, 1999 (1998 - $500; 1997 - $635).

14. COMMITMENTS AND CONTINGENCIES

(a) Operating leases --
Minimum annual commitments under operating leases, determined as at December 31, 1999 are as follows:

2000	$4,668
2001	$4,525
2002	$3,730
2003	$3,170
2004	$1,885
Total thereafter	$5,179

Total rental expense amounted to $3,990 for the year ended December 31, 1999 (1998 - $2,813; 1997 - $2,577).

(b) Fixed assets --
At December 31, 1999 commitments to purchase fixed assets totalled $2,862.

(c) Contingencies --
Certain legal actions have been brought against the Company. Management is of the opinion that the outcome of such actions will not have material adverse consequences to the Company.

(d) Uncertainty due to the Year 2000 Issue –
The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

15. RELATED PARTY TRANSACTIONS

Fees charged by Clairvest Group Inc., a shareholder, under an agreement to provide advisory services amounted to $351 for the year ended December 31, 1999 (1998 - $250). Fees charged by American Industrial Partners, a company affiliated with a shareholder, under an agreement to provide advisory services amounted to $396 for the year ended December 31, 1999.

16. BUSINESS ACQUISITIONS

1999 Acquisitions
Acquisition of Royalton
On February 25, 1999, the Company, through Consoltex Mexico S.A. de C.V., acquired all the issued and outstanding shares of Royalton Mexicana, S.A. de C.V. ("Royalton"). Royalton is a Mexican apparel manufacturer of outerwear and fashion apparel for the Mexican and U.S. markets.

Acquisition of Marino Technologies, Inc.
On July 1, 1999, the Company, through Consoltex (USA) Inc., acquired all the issued and outstanding shares of Marino Technologies, Inc. ("Marino"). Marino is a company primarily engaged in the manufacturing and distribution of polypropylene-based flexible intermediate bulk container bags in the United States and Mexico.

Acquisition of the assets of Atlas Bag Inc.

On October 1, 1999, the Company, through Marino, acquired the assets of Atlas Bag Inc. ("Atlas Bag"). Atlas Bag is engaged in the manufacturing and distribution of polypropylene-based flexible intermediate bulk container bags in the United States.

The acquisitions were accounted for under the purchase method and the following is a summary of the net assets acquired at assigned values and consideration paid.

Net assets acquired:

Current assets	$22,479
Fixed assets	6,239
Other assets	997
Goodwill (to be amortized over a period of 15 years)	53,416
	83,131
Less: Liabilities	(10,271)
	$72,860

Consideration paid:

Cash	$54,262
Accounts payable (balance of sale payable over four years)	18,598
	$72,860

Assuming an effective acquisition date of January 1, 1999 and 1998 for the 1999 acquisitions, the pro-forma consolidated results of operations would have been the following**:**

	Year ended December 31, 1999	Year ended December 31, 1998
	(unaudited)	(unaudited)
Sales	$ 567,358	$ 577,178
Net loss	$ (5,182)	$ 5,457

17. FINANCIAL INSTRUMENTS

(a) Interest rate swap contracts

The Company is party to several interest rate swap contracts with original durations ranging from three to four years to hedge against interest exposures on floating rate indebtedness. The contracts have the effect of converting the floating rate of interest on US$5,000 (1998 - US$15,000) of senior bank indebtedness to a fixed rate. Under the interest rate swaps, the Company has agreed with the other parties to exchange, every three months, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.

The following table indicates the receive and pay rates on the swaps:

	December 31	
	1999	1998
Notional principal amount	US$5,000	US$15,000
Receive - floating rate	LIBOR	LIBOR
Pay - fixed rate (weighted average)	6.66%	6.56%

(b) Forward foreign exchange contracts

The Company mitigates the risk associated with foreign exchange fluctuations related to U.S. dollar transactions from its Canadian operations by entering into forward exchange contracts. Through these contracts, the Company is committed to sell U.S. dollars and to receive Canadian dollars in future periods at specific rates. Derivative financial instruments are not used for speculative purposes. The Company entered into contracts as detailed below:

	Average rate		Contract amount	
	1999	1998	**1999**	1998
	(Canadian dollars)		(thousands of U.S. dollars)	
Forward foreign exchange contracts - 0 to 12 months	$1.3711	$1.4318	$ 7,000	$ 7,800
Forward foreign exchange contracts - 13 to 24 months		$1.3711		$ 7,000

(c) Credit risk exposures

In addition to the carrying amounts of its assets the Company's exposures to credit risk include favourable interest rate swap contracts and forward foreign exchange contracts.

Concentrations of credit risk on trade receivables due from customers are indicated in the following table by the percentage of the total balance receivable from customers in the specified categories:

	December 31	
	1999	1998
Textile industry	42.6%	43.7%
Companies and state agencies in Latin America	24.8%	26.7%

17. FINANCIAL INSTRUMENTS (cont'd)

(d) Interest rate risk exposures

The Company's exposures to interest rate risk are summarized in the following table:

| | | Fixed interest rate maturing in | | | | |
	Floating interest rate	1 year or less	1 to 5 years	More than 5 years	Non-interest bearing	Tot
December 31, 1999						
Financial assets						
Cash	$ 4,285	$ –	$ –	$ –	$ –	$ 4,
Trade receivables	–	–	–	–	67,213	67
Other receivables	–	–	–	–	433	
	$ 4,285	$ –	$ –	$ –	$ 67,646	$ 71
Financial liabilities						
Bank loans	$ 56,123	$ –	$ –	$ –	$ –	$ 56
Accounts payable and accrued liabilities	–	–	–	–	52,888	52
Long-term debt	79,376	–	173,184	–	–	252
Other long-term liabilities	10,436	–	–	4,388	8,943	23
Interest rate swaps relating to long-term debt	(7,216)	7,216	–	–	–	
	$138,719	$7,216	$173,184	$4,388	$ 61,831	$385

(e) Fair values of financial instruments

	December 31, 1999		December 31, 1998	
	Carrying amount	Fair value	Carrying amount	Fair valu
Long-term debt	$252,560	$250,828	$212,740	$216,41
Other long-term liabilities	23,767	23,767	4,687	4,68
Interest rate swap – unfavourable		(16)		(37
Forward foreign exchange contracts – unfavourable		(557)		(2,01

The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments:

Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash, trade receivables, bank loans, accounts payable and accrued liabilities.

Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings at the present value of expected cash flows if the debt instrument is not publicly exchanged. Closing market quotes are used to calculate the fair value of publicly- traded debt. The same approach is used for other long-term liabilities.

The fair value of interest rate swaps generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date.

The fair value of the forward foreign exchange contracts generally reflects the estimated amounts that the
    Company would receive or pay
to settle the contracts at the reporting date, taking into account the unrealized gain or loss on open contracts.

18. SEGMENT DISCLOSURES

The Corporation operates in the two reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of the Company's reportable segments:

Textile Operations – Includes the manufacture and distribution of nylon, acetate and polyester-based fabrics and end products for Home Furnishings, apparel, industrial and recreational markets.

Polypropylene Operations – Includes the manufacture and distribution of polypropylene-based fabrics and bags and end-products for industrial and agricultural markets.

The accounting policies of the reportable segments are the same as those described in the note on Accounting Policies.   The Company evaluates performance based on EBITDA, which represents sales, reflecting transfer prices at market value, less allocable expenses before American Industrial Partners management fee, foreign exchange gain (loss), depreciation and amortization, other income (expense), net, financing costs and income taxes. Intersegment sales are transacted at market value. Segment assets are those which are directly used in segment operations.

Beginning in 1999, the Company restructured its operations, resulting in the combination of two previously reported segments into a new segment named Textile Operations. Prior years statements have been restated to reflect this change.

By Segment	Year ended December 31		
	1999	1998	1997
		Restated (Note 1-h)	Restated (Note 1-h)
Sales:			
Textile Operations -			
From external customers	$317,087	$314,652	
			$329,950
Polypropylene Operations -			
From external customers			
	193,256	166,647	179,497
Consolidated sales	$ 510,343	$ 481,299	$ 509,447
EBITDA:			
Textile Operations	$ 37,258	$ 42,662	$ 38,255
Polypropylene Operations	25,678	26,170	30,075
Total for reportable segments	62,936	68,832	68,330
Corporate	(5,245)	(5,073)	(7,124)
Consolidated EBITDA	57,691	63,759	61,206
American Industrial Partners management fee	(396)	–	–
Foreign exchange gain (loss)	110	(3,434)	509
Depreciation and amortization	(25,182)	(21,077)	(19,256)
Other income (expense), net	(4,435)	(255)	–
Financing costs	(32,680)	(29,906)	(28,004)
Income taxes	(241)	(3,631)	(3,625)
Consolidated net earnings (loss)	$ (5,133)	$ 5,456	$ 10,830

18. SEGMENT DISCLOSURES (cont'd)

	Year ended December 31		
	1999	1998	1997
Capital expenditures:			
Textile Operations	$ 6,409	$ 7,698	$ 5,534
Polypropylene Operations	9,420	13,441	14,689
Total for reportable segments	15,829	21,139	20,223
Corporate	19	64	8
Consolidated capital expenditures	$ 15,848	$ 21,203	$ 20,231

	December 31	
	1999	1998
		Restated (Note 1-h)
Segment assets:		
Textile Operations	$ 216,171	$ 203,789
Polypropylene Operations	278,081	215,515
Total for reportable segments	494,252	419,304
Corporate	5,251	3,780
Consolidated total assets	$ 499,503	$ 423,084

	Year ended December 31		
By Geographic Area	**1999**	1998	1997
Sales: (a)			
Canada	$ 84,994	$ 82,060	$ 83,867
United States	341,093	351,940	372,797
Mexico	80,156	41,076	45,026
Others	4,100	6,223	7,757
Consolidated sales	$ 510,343	$ 481,299	$ 509,447

	December 31	
	1999	1998
		Restated (Note 1-h)
Capital assets and goodwill:		
Canada	$ 65,746	$ 68,142
United States	174,280	132,622
Mexico	39,410	34,335
Others	930	1,098
Consolidated capital assets and goodwill	$ 280,366	$ 236,197

(a) Sales are attributed to countries based on location of customer.

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES GAAP)

The financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which, in the case of the Company, conform in all material respects with GAAP in the United States, except as set forth below.

(a) **Earnings and balance sheet adjustments**

	Year ended December 31		
Earnings adjustments	**1999**	1998	1997
		Restated (Note 1-h)	Restated (Note 1-h)
Net earnings (loss) in accordance with Canadian GAAP	$ (5,133)	$ 5,456	$ 10,830
Unrealized loss on translation of long-term debt and obligations (A)	4,784	(3,251)	(2,689)
Reduction of depreciation (C)	395	395	395
Difference in determination of goodwill amortization of Balson Hercules (B)	190		
Adjustments with respect to the purchase of Balson-Hercules (D)	53	53	53
Unrealized gain (loss) on foreign forward exchange contracts (F)	1,460	(1,298)	(719)
Tax effect related to the above adjustments	(570)	(1,112)	1,223
Net earnings in accordance with United States GAAP	$ 1,179	$ 243	$ 9,093

19.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES   (GAAP) (cont'd)

Balance sheet adjustments	December 31	
	1999	1998
		Restated (Note 1-h)
Fixed assets, net, under Canadian GAAP	$162,403	$ 162,106
Reduction of accumulated depreciation (C)	395	395
Cumulative impact of prior years, including foreign exchange	(3,435)	(3,830)
Fixed assets, net, under United States GAAP	$159,363	$158,671
Goodwill, net, under Canadian GAAP	$117,963	$ 74,091
Difference in the determination of goodwill amortization - Balson-Hercules (D)	53	53
Difference in the determination of goodwill amortization – Balson Hercules (B)	190	–
Cumulative impact of prior years, including foreign exchange	(1,995)	(2,048)
Goodwill, net, under United States GAAP	$116,211	$72,096
Other assets under Canadian GAAP	$ 8,749	$ 15,558
Unrealized gain (loss) on translation of long-term debt and obligations (A)	4,784	(3,251)
Employee loan to purchase Company shares (E)	1,383	99
Cumulative impact of prior years, including foreign exchange	(8,262)	(5,110)
Other assets under United States GAAP	$ 6,654	$ 7,296
Other long-term liabilities under Canadian GAAP	$ 23,767	$ 4,687
Unrealized gain (loss) on foreign forward exchange contracts (F)	(1,460)	1,298
Cumulative impact of prior years, including foreign exchange	2,017	719
Other long-term liabilities, including short-term portion, under United States GAAP	$ 24,324	$ 6,704
Future income tax assets (liabilities) under Canadian GAAP	$(30,350)	$(34,134)
Tax effect related to the above adjustments	(570)	(1,112)
Cumulative impact of prior years, including foreign exchange	1,413	2,525
Future income tax assets (liabilities) under United States GAAP	$(29,507)	$(32,721)
Represented by:		
Future tax assets	$ 2,843	$ 1,431
Future tax liabilities	$(32,350)	$(34,152)

64

**19.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED AC-
COUNTING PRINCIPLES (GAAP) (cont'd)**

	December 31	
	1999	1998
		Restated
		(Note 1-h)
Shareholders' equity under Canadian GAAP	$ 76,987	$ 74,272
Unrealized gain (loss) translation of long-term debt and obligations (A)	4,784	(3,251)
Reduction of accumulated depreciation (C)	395	395
Difference in determination of goodwill amortization of Balson Hercules (B)	190	–
Employee loans to purchase Company shares (E)	1,383	99
Adjustments with respect to the purchase of Balson-Hercules (D)	53	53
Unrealized gain (loss) on foreign forward exchange contracts (F)	1,460	(1,298)
Tax effect related to the above adjustments	(570)	(1,112)
Cumulative effect of prior years, including foreign exchange	(14,296)	(9,182)
Shareholders' equity under United States GAAP	$ 70,386	$ 59,976

(A) Under Canadian GAAP, unrealized exchange gains and losses arising on the translation of long-term monetary items are deferred and amortized over the life of such items whereas, under United States GAAP, such gains or losses would be included in earnings as they occur.

(B) In Canada, there are no specific standards which require discounting of non-interest bearing payables and imputing interest. Under United States GAAP, such payables are discounted to their present value using the prevailing market rate at the time of the issue and imputed interest is included in earnings.

(C) In Canada, upon the acquisition of a company, the excess of the fair value of the net assets acquired over the purchase price is applied to reduce the values assigned to current and non-current identifiable non-monetary assets. Consequently, upon the acquisition of Consoltex Canada Inc., a portion of the excess of the fair value of the net assets acquired over the purchase price was applied to reduce the value assigned to inventory by $3,000. Under United States GAAP, the excess of fair value over purchase price can only be allocated against non-current assets.

(D) Under Canadian GAAP, certain guaranteed remuneration to be paid over four years in relation to the acquisition of Balson-Hercules was recorded as part of the acquisition price. Under United States GAAP, such amounts would be charged to earnings as they are incurred.

(E) Under Canadian GAAP, loans issued by the Company to its employees and Directors for the purchase of Company shares are included in other receivables. Under U.S. GAAP, these loans are classified as a reduction of capital.

(F) Gains and losses arising on forward exchange contracts identified as hedges of uncommitted transactions are included in earnings only at maturity. Under U.S. GAAP, unrealized gains and losses on such contracts are included in earnings as recognized.

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd)

(b) Borrowings

During the year ended December 31, 1999, the average amount of short-term borrowings outstanding was $61,616 (1998 - $45,397; 1997 - $34,683) and the weighted average interest rate on such borrowings was 7.29% (1998 - 7.28%; 1997 – 7.66%); The weighted average interest rate on total borrowings of the Company was 9.84% during the year ended December 31, 1999 (1998 – 9.93%; 1997 – 10.08%).

(c) Foreign exchange gains (losses)

The aggregate foreign exchange gain (loss) included in net earnings for the year ended December 31, 1999 was $(869) (1998 – $(4,635); 1997 - $760).

(d) Consolidated comprehensive income

	Year ended December 31		
	1999	1998	1997
Net earnings (loss) in accordance with U.S. GAAP	$ 1,179	$ 243	$ 9,093
Foreign currency translation adjustments	2,142	(123)	(234)
Consolidated comprehensive income (loss)	$ 3,321	$ 120	$ 8,859

(e) Impact of accounting pronouncements not yet implemented

Accounting for Derivative Instruments and Hedging Activities
In 1998, FASB 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. The Company must adopt this statement in fiscal 2001 for United States reporting purposes. This statement outlines accounting and reporting standards for derivative instruments and hedging activities. Under this standard, all derivatives will be recognized at fair value and will be accounted for depending on the intended use of each derivative and its designation as a hedge. The impact of implementing this standard on the Company's consolidated balance sheets and consolidated statements or earnings and comprehensive income is not yet determinable.

20. FINANCIAL STATEMENTS OF CONSOLTEX (USA) INC. AND THE GUARANTOR SUBSIDIARIES

The Notes are guaranteed, on an unsecured senior subordinated basis, by active subsidiaries of the Issuers. Separate financial statements for Consoltex (USA) Inc. and the guarantor subsidiaries (the "Guarantors") are not included herein because (i) the Issuers and the Guarantors are jointly and severally liable with respect to the Notes, (ii) the aggregate net assets, earnings and equity of Consoltex (USA) Inc. and the Guarantors are substantially equivalent to the net assets, earnings and equity of the Company on a consolidated basis, and (iii) such separate financial statements are not deemed material to investors.

CANADA
PROVINCE OF NEW BRUNSWICK
BUSINESS CORPORATIONS ACT
CERTIFICATE OF CONTINUANCE

CANADA
PROVINCE DU NOUVEAU-BRUNSWICK
LOI SUR LES CORPORATIONS COMMERCIALES
CERTIFICAT DE PROROGATION

CONSOLTEX GROUP INC. –
GROUPE CONSOLTEX INC.

Name of Corporation / Raison sociale de la corporation

510854

Corporation Number / Numéro de la corporation

HEREBY CERTIFY that the Articles of the above-mentioned corporation were amended
JE CERTIFIE que les statuts de la corporation mentionnée ci-dessus ont été modifiés

Corporations Act as set out in the attached Articles of Continuance.
Corporations commerciales de la façon indiquée dans les statuts de prorogation ci-joints.

Director
Directeur _____

Date of Continuance   December 16, 1999
Date de prorogation   _____

NEW BRUNSWICK BUSINESS CORPORATINS ACT FORM 7 ARTICLES OF CONTINUANCE (SECTION 126)	NOUVEAU BRUNSWICK LOI SUR LES CORPORATIONS COMMERCIALES FORMULE 7 STATUTS DE PROROGATION (ARTICLES 126)

1- Name of Corporation:	Raison sociale de la corporation

CONSOLTEX GROUP INC. -
GROUPE CONSOLTEX INC.

2- The classes and any maximum number of shares that the corporation is authorized to issue and any maximum aggregate amount for which shares may be issued including shares without par value and/or with par value and the amout of the par value:	Les catégories et le nombre maximual d'actions que la corporation peut émettre ainsi que le montant maximal global pour lequel les actions peuvent être émises y compris les actions sans valeur au pair ou aved valeur au pair ou les deux et le montant de la valeur au pair:

The annexed Schedule "I" is incorporated in this form.

3- Restrictions, if any, on share transfers:	Restrictions, s'il y en a, au transfert d'actions;

The annexed Schedule "II" is incorporated in this form.

4- Number (or minimum and maximum number) of directors:	Nombre (ou nombre minimum et maximum) des administrateurs:

A minimum of three (3) and a maximum of twenty (20) as determined by resolution of the board of directors.

5- Restrictions, if any, on business the corporation may carry on:	Restrictions, s'il y en a, à l'activité que peut exercer la corporation:

None

6- (1) If change of name effected , previous name:	(1) En cas de changement de raison sociale, indiquer la demière en date:

N/A

(2) Details of incorporation:	Détails sur la constitution en corporation:

Incorporated under the *Canada Business Corporations Act* on September 16, 1992.

7- Other Provisions, if any:	Autres dispositions, les cas échéant:

The annexed Schedule "III" is incorporated into this form.

Date	Signature	Description of Office – Description du bureau
December 13, 1999	**Kim A. Marvin**	*Chief Financial Officer*
FOR DEPARTMENT USE ONLY		RESERVE A L'USAGE DU MINISTERE
Corporation No. – No. de corporation 510854		Filed – Déposé *FILED/DÉPOSÉ DEC 16 1999*

KJM 319544.2

**CONSOLTEX GROUP INC.-
GROUPE CONSOLTEX INC.**

(hereinafter referred to as the "Corporation")

**THIS IS SCHEDULE "I" TO THE FOREGOING FORM 7 UNDER THE
NEW BRUNSWICK BUSINESS CORPORATIONS ACT**

The shares of the Corporation shall consist of:

(i)   an unlimited number of first preferred shares without nominal or par value issuable in series (hereinafter called the "First Preferred Shares"),

(ii)   an unlimited number of second preferred shares without nominal or par value issuable in series (hereinafter called the "Second Preferred Shares"),

(iii)   an unlimited number of multiple voting shares without nominal or par value (hereinafter called the "Multiple Voting Shares"), and

(iv)   an unlimited number of subordinate voting shares without nominal or par value (hereinafter called the "Subordinate Voting Shares"),

and the rights, privileges, conditions and restrictions attaching to each such class are as hereinafter set forth. Any reference herein to the Act is a reference to the *Business Corporations Act* (New Brunswick) as it now exists and as it may be amended from time to time and any reference herein to a section of the Act is a reference herein to a section of the Act as such section is presently numbered or as it may be renumbered from time to time.

1.   First Preferred Shares

The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, shall be as follows:

(a)   The First Preferred Shares shall be issuable in series and the Board of Directors of the Corporation shall have the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred Shares of each series subject to the limitations, if any, set out in the Articles of the Corporation.

(b)   The holders of any series of the First Preferred Shares shall be entitled to receive in priority to the holders of shares of any other class of the Corporation ranking subordinate to the First Preferred Shares, as and when declared by the Board of Directors of the Corporation, dividends in the amounts specified or determinable in accordance with the rights, privileges, restrictions and conditions attaching to the series of which such First Preferred Shares form part.

(c)   Upon any liquidation, dissolution, or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, before any amount shall be paid to or any assets distributed among the holders of shares of any other class of the Corporation ranking subordinate to the First Preferred Shares, the holders of the First Preferred Shares shall be entitled to receive with respect

69

to the shares of each series thereof all amounts which may be provided in the Articles of the Corporation to be payable thereon in respect of return of capital, premium and accumulated dividends remaining unpaid, including all cumulative dividends, whether or not declared.

(d)   Except as the Articles of the Corporation may provide with respect to any series of the First Preferred Shares in the event of the non-payment of dividends attached to such series, the holders of the First Preferred Shares shall not be entitled to receive any notice of or to attend or to vote at any meeting of shareholders of the Corporation; provided that at any meeting of shareholders at which, notwithstanding the foregoing, the holders of the First Preferred Shares are required or entitled by law to vote separately as a class, each holder of the First Preferred Shares of any series thereof shall be entitled to cast, in respect of each such First Preferred Share held, that number of votes which is equal to the quotient obtained by dividing the stated capital account maintained for all the outstanding First Preferred Share of such series by the number of such outstanding First Preferred Shares; provided that in respect of any such consideration denominated in a currency other than Canadian, the Board of Directors of the Corporation shall, for the purpose of this subsection 1(d), determine the appropriate conversion rate of such currency to Canadian currency in effect on the date of issue and, based on such rate, the Canadian dollar equivalent of such consideration; and provided further that when such quotient is a fraction or a whole number plus a fraction there shall be no right to vote in respect of such fraction.

(e)   The holders of the First Preferred Shares shall not be entitled to vote separately as a class, and, unless the Articles of the Corporation otherwise provide, the holders of any series of the First Preferred Shares shall not be entitled to vote separately as a series, upon a proposal to amend the Articles of the Corporation in the case of an amendment of a kind referred to in paragraphs (a), (b) and (e) of subsection 115(1) of the Act.

(f)   Any meeting of shareholders at which the holders of the First Preferred Shares are required or entitled by law to vote separately as a class or a series shall, unless the Articles of the Corporation otherwise provide, be called and conducted in accordance with the by-laws of the Corporation; provided that no amendment to or repeal of the provisions of such by-laws made after the date of the first issue of any of the First Preferred Shares by the Corporation shall be applicable to the calling and conduct of meetings of holders of the First Preferred Shares voting separately as a class or as a series unless such amendment or repeal has been theretofore approved by ordinary resolution adopted by the holders of the First Preferred Shares voting separately as a class.

2.   <u>Second Preferred Shares</u>

The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class, shall be as follows:

(a)   The Second Preferred Shares shall be subject to and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares.

(b)   The Second Preferred Shares shall be issuable in series and the Board of Directors of the Corporation shall have the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the

Second Preferred Shares of each series subject to the limitations, if any, set out in the Articles of the Corporation.

(b) The holders of any series of the Second Preferred Shares shall be entitled to receive in priority to the holders of shares of any other class of the Corporation ranking subordinate to the Second Preferred Shares, as and when declared by the Board of Directors of the Corporation dividends in the amounts specified or determinable in accordance with the rights, privileges, restrictions and conditions attaching to the series of which such Second Preferred Shares form part.

(d) Upon any liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, before any amount shall be paid to or any assets distributed among the holders of shares of any other class of the Corporation ranking subordinate to the Second Preferred Shares, the holders of the Second Preferred Shares shall be entitled to receive with respect to the shares of each series thereof all amounts which may be provided in the Articles of the Corporation to be payable thereon in respect of return of capital, premium and accumulated dividends remaining unpaid, including all cumulative dividends, whether or not declared.

(e) Except as the Articles of the Corporation may provide with respect to any series of the Second Preferred Shares in the event of the non-payment of dividends attached to such series, the holders of the Second Preferred Shares shall not be entitled to receive any notice of or to attend or to vote at any meeting of shareholders of the Corporation; provided that at any meeting of shareholders at which, notwithstanding the foregoing, the holders of the Second Preferred Shares are required or entitled by law to vote separately as a class, each holder of the Second Preferred Shares of any series thereof shall be entitled to cast, in respect of each such Second Preferred Share held, that number of votes which is equal to the quotient obtained by dividing the stated capital account maintained for all the outstanding Second Preferred Shares of such series by the number of such outstanding Second Preferred Shares; provided that in respect of any such consideration denominated in a currency other than Canadian, the Board of Directors of the Corporation shall, for the purpose of this subsection 2(e), determine the appropriate conversion rate of such currency to Canadian currency in effect on the date of issue and, based on such rate, the Canadian dollar equivalent of such consideration; and provided further that when such quotient is a fraction or a whole number plus a fraction there shall be no right to vote in respect of such fraction.

(f) The holders of the Second Preferred Shares shall not be entitled to vote separately as a class, and, unless the Articles of the Corporation otherwise provide, the holders of any series of the Second Preferred Shares shall not be entitled to vote separately as a series, upon a proposal to amend the Articles of the Corporation in the case of an amendment of a kind referred to in paragraphs (a), (b) and (e) of subsection 115(1) of the Act.

KJM 319544.2

(g) Any meeting of shareholders at which the holders of the Second Preferred Shares are required or entitled by law to vote separately as a class or a series shall, unless the Articles of the Corporation otherwise provide, be called and conducted in accordance with the by-laws of the Corporation; provided that no amendment to or repeal of the provisions of such by-laws made after the date of the first issue of any of the Second Preferred Shares by the Corporation shall be applicable to the calling and conduct of meetings of holders of the Second Preferred Shares voting separately as a class or as a series unless such amendment or repeal has been theretofore approved by ordinary resolution adopted by the holders of the Second Preferred Shares voting separately as a class.

3   Multiple Voting Shares and Subordinate Voting Shares

The rights, privileges, restrictions and conditions attaching to the Multiple Voting Shares and to the Subordinate Voting Shares shall be as follows:

(a) The Multiple Voting Shares and the Subordinate Voting Shares shall be subject to and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares and shall rank *pari passu* share for share, as to the right to receive dividends. In the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntarily, or any other distribution of assets of the Corporation among its Shareholders for the purpose of winding-up its affairs, the holders of the Multiple Voting Shares, as a class, shall be entitled to receive, before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of the Subordinate Voting Shares, an amount equal to Cdn. $4,300,000.00. After payment to the holders of the Multiple Voting Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of assets of the Corporation.

(c) Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings of which only holders of another particular class or series shall have the right to vote. At each such meeting, each Multiple Voting Share shall entitle the holder thereof to five (5) votes and each Subordinate Voting Share shall entitle the holder thereof to one (1) vote.

(c) The Corporation shall not purchase, or otherwise acquire from the holders thereof, any Multiple Voting Shares issued by it, or issue shares of any other class or series of shares of the Corporation, if the effect of such purchase, acquisition or issuance, would be to reduce the percentage of votes attached to the Multiple Voting Shares to less than 51% of the votes attached to all Multiple Voting Shares and Subordinate Voting Shares then outstanding.

(d) On the date as the Willett Family (as hereinafter defined) cease to be the beneficial owners in the aggregate of Multiple Voting Shares and Subordinate Voting Shares having attached thereto 50% or more of the votes attaching to all Multiple Voting Shares and Subordinate Voting Shares then outstanding, the Multiple Voting Shares will automatically be converted into a like number of Subordinate Voting Shares.

KJM 319544.2

For the purposes of this subsection 3(c), "Willett Family" means Richard H. Willett, his wife Anne Elizabeth Willett and their descendants Lucy M. Murray Tetther, Mark G.H. Willett, Oliver R. Willett and Dominic E. Willett and any trustee, executor, administrator or legal representative of any of them or any trust established for the benefit of any of them and any entities controlled by any of them or by any trustee, executor, administrator or legal representative of any of them or by any trust established for the benefit of any of them.

(e)   Each issued and outstanding Multiple Voting Share may, at any time from time to time, at the holders' option be converted into one (1) Subordinate Voting Share. The conversion right provided in this subsection 3(d) shall be exercised by notice in writing given to the Corporation or to any transfer agent of the Subordinate Voting Shares accompanied by the certificate representing the Multiple Voting Shares which the holder desires to convert.

(e)   The Multiple Voting Shares and the Subordinate Voting Shares may not be subdivided or consolidated unless the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are simultaneously and similarly subdivided or consolidated.

(g)   Neither of the holders of the Multiple Voting Shares nor the holders of the Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles of the Corporation in the case of an amendment of the kind referred to in paragraph (a) and, as regards the creation of additional classes of preferred shares which are non voting except as may be provided in the event that the Corporation has failed to pay the prescribed dividends thereon, paragraph (e) of subsection 115(1) of the Act. The holders of the Multiple Voting Shares and the holders of the Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal (i) to amalgamate the Corporation with any other corporation other than pursuant to Section123 of the Act; (ii) to sell, lease or exchange all or substantially all the property of the Corporation or other than in the ordinary course of business of the Corporation or other than to one or more wholly owned subsidiaries of the Corporation or (iii) for the voluntary liquidation and dissolution of the Corporation pursuant to Section 138 of the Act.

CONSOLTEX GROUP INC.-
GROUPE CONSOLTEX INC.

(hereinafter referred to as the "Corporation")

THIS IS SCHEDULE "II" TO THE FOREGOING FORM 7 UNDER THE
NEW BRUNSWICK BUSINESS CORPORATIONS ACT

The transfer of shares of the Corporation shall be restricted in that no shareholder shall be entitled to transfer any share or shares without either:

(i)   the approval of the directors of the Corporation expressed by a resolution passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or

(ii)   the approval of the holders of at least a majority of the shares of the Corporation entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares.

KJM 319544.2

CONSOLTEX GROUP INC.-
GROUPE CONSOLTEX INC.

(hereinafter referred to as the "Corporation")

THIS IS SCHEDULE "III" TO THE FOREGOING FORM 7 UNDER THE
NEW BRUNSWICK BUSINESS CORPORATIONS ACT

1.   **PLACE OF SHAREHOLDER MEETINGS**

Notwithstanding subsections (1) and (2) of Section 84 of the *Business Corporations Act*, as from time to time in force, meetings of shareholders of the Corporation may be held at any place outside New Brunswick.

2.   **NOTICE OF SHAREHOLDER MEETINGS**

Notwithstanding subsection (1) of Section 87 of the *Business Corporations Act*, as from time to time in force, notice of time and place of a meeting of shareholders of the Corporation shall be deemed to be properly given if sent not less than three (3) days nor more than fifty (50) days before such meeting:

(a)   to each shareholder entitled to vote at the meeting;
(b)   to each director; and
(c)   to the auditor, if any.

3.   **PRE-EMPTIVE RIGHTS**

(A)   Notwithstanding subsection (2) of Section 27 of the *Business Corporations Act*, as from time to time in force, but subject however to any rights arising under any unanimous shareholders agreements, the holders of equity shares of any class, in the case of the proposed issuance by the Corporation of, or the proposed granting by the Corporation of rights or options to purchase, its equity shares of any class of any shares or other securities convertible into or carrying rights or options to purchase its equity shares of any class, shall not as such, even if the issuance of the equity shares proposed to be issued or issuable upon exercise of such rights or options or upon conversion of such other securities would adversely affect the unlimited dividend rights of such holders, have the pre-emptive right as provided by Section 27 of the *Business Corporations Act* to purchase such shares or other securities.

(B)   Notwithstanding subsection (3) of Section 27 of the *Business Corporations Act*, as from time to time in force, but subject however to any rights arising under any unanimous shareholders agreements, the holders of voting shares of any class, in case of the proposed issuance by the Corporation of, or the proposed granting by the Corporation of rights or options to purchase, its voting shares of any class or any shares or options to purchase its voting shares of any class, shall not as such, even if the issuance of the voting shares proposed to be issued or issuable upon exercise of such rights or options or upon conversion of such other securities would adversely affect the voting rights of such holders, have the pre-emptive right as provided by Section 27 of the *Business Corporations Act* to purchase such shares or other securities.

75

4. **PRIVATE CORPORATION RESTRICTIONS**

   (A)   The number of shareholders of the Corporation, exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of the Corporation, were, while in that employment, and have continued after the termination of that employment to be, shareholders of the Corporation, is limited to not more than fifty (50), two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

   (B)   Any invitation to the public to subscribe for any securities of the Corporation is hereby prohibited.

5. **FINANCIAL ASSISTANCE**

   The Corporation may, directly or indirectly, give financial assistance by means of a loan, guarantee or otherwise:

   (a)   to any shareholder, director, officer or employee of the Corporation or of an affiliated corporation, or

   (b)   to any associate of a shareholder, director, officer or employee of the Corporation or of an affiliated corporation;

   whether or not:

KJM 319544.2

(c)   the Corporation is, or after giving the financial assistance would be, unable to pay its liabilities as they become due; or

(d)   the realizable value of the Corporation's assets, excluding the amount of any financial assistance in the form of a loan or in the form of assets pledged or encumbered to secure a guarantee, after giving the financial assistance, would be less than the aggregate of the Corporation's liabilities and stated capital of all classes.

6.   **REPLACEMENT OF DIRECTORS**

The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

7.   **FORM OF NAME**

The Corporation may use and be legally designated by either the English form of its name or the French form of its name or the combined English and French form.

CONSOLTEX INC.

BY-LAW NUMBER 1A

A by-law relating generally to the regulation of the affairs of CONSOLTEX INC.

BE IT ENACTED AND IT IS HEREBY ENACTED as by-law Number 1A of CONSOLTEX INC. (hereinafter called the "Corporation") as follows:

DEFINITIONS

1.   In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)   "Act" means the Business Corporations Act, Statutes of New Brunswick, 1981, c. B-9.1, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by- laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

(b)   "articles" means the articles, as from time to time amended, of the Corporation;

(c)   "by-law" means any by-law of the Corporation from time to time in force and effect;

(d)   "director" means an individual occupying the position of director of the Corporation and "directors", "board of directors" and "board" includes a single director;

(e)   "unanimous shareholder agreement" means an agreement as described in subsection 99(2) of the Act or a declaration of a shareholder described in subsection 99(3) of the Act;

(f)   words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(g)   the headings used in any by-law are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions; and

(h)   any term contained in any by-law which is defined in the Act shall have the meaning given to such term in the Act.

REGISTERED OFFICE

2.   The Corporation may from time to time by resolution of the board of directors change the location of the address of the registered office of the Corporation to another place within New Brunswick.

CORPORATE SEAL

KJM 319644.1

3.	The Corporation may have one or more corporate seals which shall be such as the board of directors may adopt by resolution from time to time.

DIRECTORS

4.	Number and Powers. There shall be a board of directors consisting of such fixed number, or minimum and maximum number, of directors as may be set out in the articles or as may be determined as prescribed by the articles, or failing that, as specified by by-law. Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, any unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

5.	Vacancies. If the number of directors is increased, the resulting vacancies shall be filled at a meeting of shareholders duly called for that purpose. Notwithstanding the provisions of paragraph 7 of this by-law and subject to the provisions of the Act, if a vacancy should otherwise occur in the board, the remaining directors, if constituting a quorum, may appoint a qualified person to fill the vacancy for the remainder of the term. In the absence of a quorum the remaining directors shall forthwith call a meeting of shareholders to fill the vacancy pursuant to subsection 69(2) of the Act. Where a vacancy or vacancies exist in the board, the remaining directors may exercise all of the powers of the board so long as a quorum remains in office.

6.	Duties. Every director and officer of the Corporation in exercising his powers and discharging his duties shall

(a)	act honestly and in good faith; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances,

in the best interests of the Corporation.

7.	Qualification. Every director shall be an individual nineteen (19) or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt or who has been convicted of an offence under the Criminal Code, chapter C-34 of the Revised Statutes of Canada, 1970, as amended from time to time, or the criminal law of any jurisdiction outside of Canada, in connection with the promotion, formation or management of a corporation or involving fraud (unless three (3) years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or unless the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed hereby ceases upon a pardon being granted) shall be a director.

8.	Term of Office. A director's term of office shall be from the meeting at which he is elected or appointed until the annual meeting next following or until his successor is elected or appointed, or until, if earlier, he dies or resigns, or is removed or disqualified pursuant to the provisions of the Act.

9.	Vacation of Office. The office of a director shall ipso facto be vacated if

(a)	he dies;

(b)	by notice in writing to the Corporation he resigns his office and such resignation, if not effective immediately, becomes effective in accordance with its terms;

KJM 319644.1

(c)   he is removed from office in accordance with section 67 of the Act; or

(d)   he ceases to be qualified to be a director.

10.   Election and Removal. (1) Directors shall be elected by the shareholders by ordinary resolution in general meeting on a show of hands unless a poll is demanded and if a poll is demanded such election shall be by ballot. All the directors then in office shall cease to hold office at the close of the meeting of shareholders at which directors are to be elected. A director if qualified, is eligible for re-election.

(2)   Subject to sections 65 and 67 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director before the expiration of his term of office and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

(3)   Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors to be elected, and he may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.

(4)   A separate vote of shareholders shall be taken with respect to each candidate nominated for director unless a resolution is passed unanimously permitting two (2) or more persons to be elected by a single resolution.

(5)   If a shareholder has voted for more than one candidate without specifying the distribution of his votes among the candidates, he shall be deemed to have distributed his votes equally among the candidates for whom he voted.

(6)   If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

(7)   A retiring director shall retain office until the adjournment or termination of the meeting at which his successor is elected unless such meeting was called for the purpose of removing him from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.

11.   Validity of Acts. An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

MEETINGS OF DIRECTORS

12.   Place of Meeting. Subject to the articles, meetings of directors may be held at any place within or outside New Brunswick as the directors may from time to time determine or as the person convening the meeting may give notice. A meeting of the directors may be convened by the chairman of the board (if any), the president or any director at any time. The secretary shall upon direction of any of the foregoing officers or director convene a meeting of the directors.

13.   Notice. (1) Notice of the time and place for the holding of any such meeting shall be delivered, mailed, telegraphed, cabled, telexed or transmitted by facsimile to each director at his latest address as shown on the records of the Corporation not less than two (2) days (exclusive of the day on which the notice is delivered, mailed, telegraphed, cabled, telexed or transmitted by facsimile but inclusive of the day for which notice is given) before the date of the meeting, provided that meetings of the directors may be held at any time without notice if all the directors have waived notice.

KJM 319644.1

(2)   For the first meeting of the board of directors to be held immediately following the election of directors at an annual or special meeting of the shareholders, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

(3)   A notice of a meeting of directors shall specify any matter referred to in subsection 73(2) of the Act that is to be dealt with at the meeting but, unless a by-law otherwise provides, need not otherwise specify the purpose of or the business to be transacted at the meeting.

14.   Waiver of Notice. Notice of any meeting of the directors or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telegram, cable, telex or facsimile transmission addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. The attendance of a director at a meeting of directors is a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

15.   Telephone Participation. A director may participate in a meeting of directors or of a committee of directors by means of such telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means shall be deemed to be present at that meeting.

16.   Adjournment. Any meeting of the directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place and no notice of the time and place for the continuance of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

17.   Quorum and Voting. Subject to the articles, a majority of directors shall constitute a quorum for the transaction of business at any meeting of directors, provided that where the number of directors of the Corporation is two directors, both must be present at any meeting of the board to constitute a quorum. No business shall be transacted by the directors except at a meeting of directors at which a quorum of the board is present. Questions arising at any meeting of the directors shall be decided by a majority of votes cast. In case of an equality of votes, the chairman of the meeting shall not have a second or casting vote. Where the Corporation has only one director, that director may constitute a meeting.

18.   Resolution in lieu of meeting. A resolution in writing, signed by all the directors or signed counterparts of such resolution by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors duly called, constituted and held. A copy of every such resolution or counterpart thereof shall be kept with the minutes of the proceedings of the directors or such committee of directors.

REMUNERATION OF DIRECTORS

19.   Subject to the articles or any unanimous shareholder agreement, the remuneration to be paid to the directors shall be such as the board of directors shall from time to time determine and such remuneration shall be in addition to the salary paid to any officer of the Corporation who is also a member of the board of directors. The directors may also by resolution award special remuneration to any director undertaking any special services on the

KJM 319644.1

Corporation's behalf other than the routine work ordinarily required of a director by the Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.


SUBMISSION OF CONTRACTS OR TRANSACTIONS
TO SHAREHOLDERS FOR APPROVAL


20. The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.


FOR THE PROTECTION OF DIRECTORS AND OFFICERS


21. No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee of the Corporation or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by order of the board of directors for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects of the Corporation shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen to the Corporation in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or regulations made thereunder or relieve him from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.


INDEMNITIES TO DIRECTORS AND OTHERS


22. Subject to section 81 of the Act, except in respect of an action by or on behalf of the Corporation or Another Body Corporate (as hereinafter defined) to procure a judgement in its favour, the Corporation shall indemnify each director and officer of the Corporation and each former director and officer of the Corporation and each person who acts or acted at the Corporation's request as a director or officer of Another Body Corporate, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or

81

proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or Another Body Corporate, as the case may be, if

(a)   he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)   in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

"Another Body Corporate" as used herein means a body corporate of which the Corporation is or was a shareholder or creditor.

OFFICERS

23.   Appointment of Officers. Subject to the articles or any unanimous shareholder agreement, the directors may appoint a chairman of the board, a president and a secretary and, if deemed advisable, may also appoint one or more vice-presidents, a treasurer and one or more assistant secretaries and/or one or more assistant treasurers. None of such officers, except the chairman of the board, need be a director of the Corporation. Any two or more of such offices may be held by the same person. In case and whenever the same person holds the offices of secretary and treasurer he may, but need not, be known as the secretary-treasurer. The directors may from time to time designate such other offices and appoint such other officers, employees and agents as it shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

24.   Remuneration and Removal of Officers. Subject to the articles or any unanimous shareholder agreement, the remuneration of all officers, employees and agents appointed by the directors may be determined from time to time by resolution of the directors. The fact that any officer, employee or agent is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined. The directors may by resolution remove any officer, employee or agent at any time, with or without cause.

25.   Duties of Officers may be Delegated. In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

26.   Chairman of the Board. The chairman of the board (if any) shall, if present, preside at all meetings of the directors. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors.

27.   President. The president shall be the chief executive officer of the Corporation and shall exercise general supervision over the business and affairs of the Corporation. The president, in the absence of the chairman of the board, or if a chairman of the board be not appointed, shall preside at all meetings of the directors, and he shall act as chairman at all meetings of the shareholders of the Corporation; he shall sign such contracts, documents or instruments in writing as require his signature and he shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

28.   Vice-President. The vice-president (if any) or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the president.
The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or them by resolution of the directors.

KJM 319644.1

29.   Secretary. The secretary shall give or cause to be given notices for all meetings of the directors or committees thereof (if any) and of shareholders when directed to do so, and shall have charge, subject to the provisions of paragraphs 30 and 50 hereof, of the records referred to in section 18 of the Act and of the corporate seal or seals (if any). He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

30.   Treasurer. Subject to the provisions of any resolution of the directors, the treasurer (if any) shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare, maintain and keep or cause to be kept adequate books of accounts and accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require, but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

31.   Assistant Secretary and Assistant Treasurer. The assistant secretary or, if more than one, the assistant secretaries in order of seniority, and the assistant treasurer or, if more than one, the assistant treasurers in order of seniority (if any), shall respectively perform all the duties of the secretary and treasurer, respectively, in the absence or inability to act of the secretary or treasurer as the case may be. The assistant secretary or assistant secretaries, if more than one, and the assistant treasurer or assistant treasurers, if more than one, shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and duties as may from time to time be assigned to them by resolution of the directors.

32.   Managing Director. The directors may from time to time appoint from their number a managing director and may delegate to him any of the powers of the directors except as provided in subsection 73(2) of the Act. The managing director shall conform to all lawful orders given to him by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by the managing director shall be subject to discharge by the directors.

33.   Vacancies. If the office of chairman of the board, president, vice-president, secretary, assistant secretary, treasurer, assistant treasurer, or any other office created by the directors pursuant to paragraph 23 hereof, shall be or become vacant by reason of death, resignation, removal or in any other manner whatsoever, the directors may, subject to paragraph 23 hereof, appoint another person to fill such vacancy.

COMMITTEES OF DIRECTORS

34.   The directors may from time to time appoint from their number one or more committees of directors consisting of one or more individuals and delegate to such committee or committees any of the powers of the directors except as provided in subsection 73(2) of the Act. Unless otherwise ordered by the directors, a committee of directors shall have power to fix its quorum, elect its chairman and regulate its proceedings. All such committees shall report to the directors as required by them.

SHAREHOLDERS' MEETING

KJM 319644.1

35.   Annual Meeting.   Subject to compliance with section 85 of the Act, the annual meeting of the shareholders shall be convened on such day in each year and at such time as the directors may by resolution determine.

36.   Special Meetings. (1) Special meetings of the shareholders may be convened by order of the chairman of the board, the president or a vice-president or by the directors, to be held at such time and place as may be specified in such order.

(2)   Shareholders holding between them not less than ten percent (10%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. Such requisition shall state the business to be transacted at the meeting and shall be sent to each director and the registered office of the Corporation.

(3)   Except as otherwise provided in subsection 96(3) of the Act, it shall be the duty of the directors on receipt of such requisition, to cause such meeting to be called by the secretary of the Corporation.

(4)   If the directors do not, within twenty-one (21) days after receiving such requisition call such meeting, any shareholder who signed the requisition may call the meeting.

37.   Place of Meetings. Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place within New Brunswick as the directors by resolution may determine. Notwithstanding the foregoing, a meeting of shareholders of the Corporation may be held outside New Brunswick if all the shareholders entitled to vote at that meeting so agree, and a shareholder who attends a meeting of shareholders held outside New Brunswick is deemed to have so agreed except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held. Notwithstanding either of the foregoing sentences, meetings of shareholders may be held outside New Brunswick at one or more places specified in the articles.

38.   Notice. (1) Subject to the articles or a unanimous shareholder agreement, a printed, written or typewritten notice stating the day, hour, place of meeting, the general nature of the business to be transacted and, if special business is to be transacted thereat, stating

(a)   the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and

(b)   the text of any special resolution to be submitted to the meeting,

shall be sent to each person who is entitled to notice of such meeting and who on the record date for notice appears on the records of the Corporation or its transfer agent as a shareholder and to each director of the Corporation and the auditor of the Corporation, if any, personally, by sending such notice by prepaid mail or in such other manner as provided by by-law for the giving of notice, not less than twenty-one (21) days nor more than fifty (50) days before the meeting. If such notice is sent by mail it shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the secretary.

(2)   The auditor of the Corporation, if any, is entitled to attend any meeting of shareholders of the Corporation and to receive all notices and other communications relating to any such meeting that a shareholder is entitled to receive.

39. Waiver of Notice. A meeting of shareholders may be held for any purpose at any time and, subject to section 84 of the Act, at any place without notice if all the shareholders entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or any irregularity in any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any directors or the auditor of the Corporation in writing, by telegram, cable, telex or facsimile addressed to the Corporation or by any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

40. Omission of Notice. The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

41. Record Date. (1) The directors may by resolution fix in advance a date as the record date for the determination of shareholders

(a) entitled to receive payment of a dividend;

(b) entitled to participate in a liquidation distribution; or

(c) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders,

but such record date shall not precede by more than fifty (50) days the particular action to be taken.

(2) The directors may by resolution also fix in advance the date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than fifty (50) days or by less than twenty-one (21) days the date on which the meeting is to be held.

(3) If no record date is fixed,

(a) the record date for the determination of share- holders entitled to receive notice of a meeting of shareholders shall be

(i) at the close of business on the day immediately preceding the day on which the notice is given; or

(ii) if no notice is given, the day on which the meeting is held; and

(b) the record date for the determination of shareholders for any purpose, other than that specified in subparagraph (a) above or to vote, shall be at the close of business on the day on which the directors pass the resolution relating thereto.

42. Voting. (1) Votes at meetings of the shareholders may be given either personally or by proxy. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands. Upon a poll at which he is entitled to vote, every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name.

(2)   Voting at a meeting of shareholders shall be by show of hands except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or after any vote by show of hands. In case of an equality of votes the chairman of the meeting shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

(3)   At any meeting, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

(4)   In the absence of the chairman of the board, the president and every vice-president, the shareholders present entitled to vote shall choose another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders or proxyholders present shall choose one of their number to be chairman.

(5)   If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination it shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors it shall be taken in such manner and either at once or later at the meeting or at an adjourned meeting as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

(6)   Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

(7)   Where a person mortgages or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares unless, in the instrument creating the mortgage or hypothec, he has expressly empowered the person holding the mortgage or hypothec to vote in respect of such shares, in which case, and subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

(8)   Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

43.   Proxies. (1) A shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, none of whom are required to be a shareholder of the Corporation, which proxyholders shall have all the rights of the shareholder to attend and act at the meeting in the place and stead of the shareholder except to the extent limited by the proxy.

(2)   An instrument appointing a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof, duly authorized. A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof.

(3)   Unless the Act requires another form, an instrument appointing a proxyholder may be in the following form:

KJM 319644.1

"The undersigned shareholder of   hereby appoints   of   or failing him,   of   as the proxy of the undersigned to attend and act for and on behalf of the undersigned at the   meeting of the shareholders of the said corporation to be held on the   day of   , 19 , and at any adjournment thereof to the same extent and with the same power and authority as if the undersigned were personally present at the said meeting or such adjournment thereof.

KJM 319644.1

Dated the   day of   , 19 .

              Signature of Shareholder

NOTE:

This form of proxy must be signed by a shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof duly authorized."

44.   Adjournment. (1) The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place. If a meeting of shareholders is adjourned for less than sixty (60) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earlier meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of sixty (60) days or more, notice of the adjourned meeting shall be given as for an original meeting.

(2)   Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the opening thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the opening of the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

45.   Quorum. (1) Except as hereinafter provided, a quorum for any meeting of shareholders shall be one (1) or more shareholders or proxyholders holding or representing not less than a majority of the shares entitled to be voted at such meeting.

(2)   If a quorum is present at the opening of a meeting of shareholders, the shareholders present in person or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

KJM 319644.1

(3)   If a quorum is not present at the opening of a meeting of shareholders, the shareholders present in person or represented by proxy may adjourn the meeting to a fixed time and place but not transact any other business.

(4)   Where the Corporation has only one shareholder or only one holder of any class or series of shares, or if only one person is present at a meeting holding or representing sufficient shares to constitute a quorum, the shareholder present in person or by proxy constitutes a meeting.

46.   Resolution in Lieu of meeting. A resolution in writing signed by all the shareholders or signed counterparts of such resolution by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders duly called, constituted and held. A copy of every such resolution or counterpart thereof shall be kept with the minutes of the meetings of shareholders.

47.   Telephone Participation. A shareholder may participate in a meeting of shareholders or of a committee of shareholders by means of such telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a shareholder participating in such a meeting by such means shall be deemed to be present at that meeting.

SHARES AND TRANSFERS

48.   Issuance. Subject to the articles, any unanimous shareholder agreement and to section 27 of the Act, shares in the Corporation may be issued at such times and to such persons or classes of persons and, subject to sections 23 and 24 of the Act, for such consideration as the directors may determine.

49.   Certificates. Share certificates (and the form of stock transfer power on the reverse side thereof) shall (subject to compliance with section 47 of the Act) be in such form and be signed by such director(s) or officer(s) as the directors may from time to time by resolution determine. Such certificates shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, and any additional signatures required on a share certificate may be printed or otherwise mechanically reproduced thereon. If a share certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the share certificate notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if he were a director or an officer at the date of its issue.

50.   Registrar and Transfer Agent. The directors may from time to time by resolution appoint or remove one or more registrars and/or branch registrars (which may but need not be the same person) to keep the share register and/or one or more transfer agents and/or branch transfer agents (which may but need not be the same person) to keep the register of transfers, and (subject to section 48 of the Act) may provide for the registration of issues and the registration of transfers of the shares of the Corporation in one or more places and such registrars and/or branch registrars and/or transfer agents and/or branch transfer agents shall keep all necessary books and registers of the Corporation for the registration of the issuance and the registration of transfers of the shares of the Corporation for which they are so appointed. All certificates issued after any such appointment representing shares issued by the Corporation shall be countersigned by or on behalf of one of the said registrars and/or branch registrars and/or transfer agents and/or branch transfer agents, as the case may be.

51.   Surrender of Share Certificates. No transfer of a share issued by the Corporation shall be recorded or registered unless or until the certificate representing the share to be transferred has been surrendered and cancelled or, if no certificate has been issued by the Corporation in respect of such share, unless or until a duly executed share transfer power in respect thereof has been presented for registration.

52.   Defaced, Destroyed, Stolen or Lost Certificates. If the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss of a share certificate is reported by the owner thereof to the Corporation or to a registrar, branch registrar, transfer agent or branch transfer agent of the Corporation (hereinafter, in this paragraph, called the "Corporation's transfer agent") and such owner gives to the Corporation or the Corporation's transfer agent a written statement verified by oath or statutory declaration as to the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss and the circumstances concerning the same, a request for the issuance of a new certificate to replace the one so defaced, destroyed, wrongfully taken or lost and a bond of a surety company (or other security approved

by the directors) in such form as is approved by the directors or by the chairman of the board, the president, a vice-president, the secretary or the treasurer of the Corporation, indemnifying the Corporation (and the Corporation's transfer agent, if any), against all loss, damage or expense, which the Corporation and/or the Corporation's transfer agent may suffer or be liable for by reason of the issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one defaced, destroyed or apparently destroyed, stolen or otherwise wrongfully taken or lost, if such issuance is ordered and authorized by any one of the chairman of the board, the president, a vice-president, the secretary or the treasurer of the Corporation or by resolution of the directors.

DIVIDENDS

53. **Declaration and Payment of Dividends.** (1) Subject to the following subparagraph (2), the directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the articles.

(2)   The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that;

(a)   the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b)   the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

(3)   Subject to section 41 of the Act, the Corporation may pay a dividend in money or property or by issuing fully paid shares of the Corporation.

54. **Receipt of Dividends by Joint Holders.** In case two or more persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

VOTING SECURITIES IN OTHER BODIES CORPORATE

55.   All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICE

56. **Service.** (1) Any notice or other document required to be given or sent by the Corporation to any shareholder, director or auditor of the Corporation shall be delivered personally or sent by prepaid mail or by telegram, telex, cablegram or facsimile addressed to:

(a)   the shareholder at his latest address as shown on the records of the Corporation or its transfer agent; and

(b)   the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 64 or 71 of the Act.

With respect to every notice or other document sent by prepaid mail it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office letter box.

(2)   If the Corporation sends a notice or document to a shareholder in accordance with the provisions of the foregoing subparagraph (2) and the notice or document is returned on three (3) consecutive occasions because the

shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

57.   Shares registered in more than one name. All notices or other documents required to be sent to a shareholder by the Act, the regulations under the Act, the articles or the by-laws of the Corporation shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

58.   Persons becoming entitled by operation of law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he derives his title to such shares.

59.   Deceased Shareholder. Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons (if any) interested with him in such shares.

60.   Signatures to Notices. The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

61.   Computation of Time. Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service or posting of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service or posting.

62.   Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS, NOTES, ETC.

63.   All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

CUSTODY OF SECURITIES

64.   (1)   All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

(2)   All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

65.   (1)   Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any one of the directors and officers. All contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. Where the Corporation has only one director and officer, being the same person, that person may sign all such contracts, documents or other written instruments.

(2)   The corporate seal (if any) may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid by an officer or officers, person or persons appointed as aforesaid by resolution of the directors.

(3)   The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immoveable or moveable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

(4)   In particular, without limiting the generality of the foregoing, any one of the directors or officers of the Corporation are hereby authorized to sell, assign, transfer, exchange, convert or convey all shares, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying or enforcing or exercising any voting rights in respect of any such shares, bonds, debentures, rights, warrants or other securities. Where the Corporation has only one director and officer, being the same person, that person may perform the functions and exercise the powers herein contemplated.

AUDITOR

66.   At each annual meeting of the shareholders of the Corporation an auditor may be appointed for the purpose of auditing and verifying the accounts of the Corporation for the then current year and his report shall be submitted at the next annual meeting of the shareholders. The auditor shall not be a director or an officer of the Corporation. Unless fixed by the meeting of shareholders at which he is appointed, the remuneration of the auditor shall be determined from time to time by the directors.

FISCAL YEAR

67.   The fiscal period of the Corporation shall terminate on such day in each year as the directors may from time to time by resolution determine.

BORROWING

68.   General Borrowing. The directors may from time to time:

(a)   borrow money upon the credit of the Corporation;

(b)   issue, reissue, sell or pledge debt obligations of the Corporation;

(c)   give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)   mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

The directors may from time to time authorize any director or directors, or officer or officers, of the Corporation, to make arrangements with reference to the money borrowed or to be borrowed as aforesaid, and as to the terms and conditions of the loan thereof, and as to the securities to be given therefor, with power to vary or modify such arrangements, terms and conditions and to give such additional securities for any moneys borrowed or remaining due by the Corporation as the directors of the Corporation may authorize, and generally to manage, transact and settle the borrowing of money by the Corporation.

<p style="text-align:center">* * * * * * * * * * * * * * * * * * *</p>

KJM 319644.1

ENACTED by the directors of the Corporation on the 7th day of February, 2000.

WITNESS the corporate seal of the Corporation.

....
             Secretary

Approved, ratified and confirmed by the shareholders of the Corporation on the   7th day of February, 2000.

WITNESS the corporate seal of the Corporation.

....
             Secretary

<table>
<tr>
<td>

CANADA
PROVINCE OF NEW BRUNSWICK
BUSINESS CORPORATIONS ACT
CERTIFICATE OF AMENDMENT
(SECTION 26,117)

</td>
<td>

CANADA
PROVINCE DU NOUVEAU-BRUNSWICK
LOI SUR LES CORPORATIONS COMMERCIALES
CERTIFICAT DE MODIFICATION
(ARTICLE 26,117)

</td>
</tr>
</table>

Consoltex Inc.

Name of Corporation / Raison sociale de la corporation

510854

Corporation Number / Numéro de la corporation

I HEREBY CERTIFY that the Articles of the above-mentioned corporation were amended
JE CERTIFIE que les statuts de la corporation mentionnée ci-dessus ont été modifiés

(a)   under Section 11 of the Business Corporations Act in accordance with the attached notice;
en vertu de l'article 11 de la Loi sur les corporations commerciales conformément à l'avis ci-joints;

(b)   under Section 26 of the Business Corporations Act as set out in the attached Articles of Amendment designating a series   of shares;
en vertu de l'article 26 de la Loi sur les corporations commerciales de la façon indiquée dans les statuts de   modification ci-joints décrivant les actions d'une série;

(c)   under Section 117 of the Business Corporations Act as set out in the attached Articles of Amendment; or
en vertu de l'articles 117 de la Loi sur les corporations commerciales de la façon indiquée dans les statuts de   modification   [Art]
ci-   joints; ou

(d)   under Section 132 of the Business Corporations Act as set out in the attached Articles of Reorganization.
en vertu de l'articles 132 de la Loi sur les corporations commerciales de la façon indiquées dans les statuts de réorganisation.

Director
Directeur   _____

Date of Amendment   12:01 a.m. January 3, 2000
Date de modifications

94

KJM 319644.1

NEW BRUNSWICK BUSINESS CORPORATINS ACT FORM 3 ARTICLES OF AMENDMENT (SECTION 26,116)	NOUVEAU BRUNSWICK LOI SUR LES CORPORATIONS COMMERCIALES FORMULE 3 STATUTS DE MODIFICATION (ARTICLES 26,116)
1- Name of Corporation – Raison sociale de la corporation CONSOLTEX GROUP INC. - GROUPE CONSOLTEX INC.	**2- Corporation No. – Numéro de la corporation** 510854
3- The articles of the above mentioned corporation are amended as follows:	**Les statuts de la corporation mentionnée ici sont modifiés comme suit:**

The name of the corporation be and is hereby changed to “Consoltex Inc.”

Date	Signature	Description of Office – Description du bureau
Section 1.01 December 24, 1999	**Section 1.02 C. Suzanne Crawford**	*Vice-President, Legal Affairs and Corporate Secretary*
FOR DEPARTMENT USE ONLY RESERVE A L’USAGE DU MINISTERE		Filed – Déposé *FILED/DÉPOSÉ JAN 03 2000*

95

KJM 319644.1

AMENDED AND RESTATED
CREDIT AGREEMENT

by and among

CONSOLTEX GROUP INC.,
CONSOLTEX INC.,
CONSOLTEX MEXICO, S.A. de C.V.,
CONSOLTEX (USA) INC.,
THE BALSON-HERCULES GROUP LTD.,
LINQ INDUSTRIAL FABRICS, INC.,
as Borrowers,

NATIONAL BANK OF CANADA
and
BANK OF AMERICA, N.A.
as Agents and as Lenders,

and

BANC OF AMERICA SECURITIES LLC
as Lead Arranger and Lead Book Manager

and

THE LENDERS PARTY HERETO FROM TIME TO TIME

October 25, 1999

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AMENDED AND RESTATED CREDIT AGREEMENT, dated as of October 25, 1999 (as amended, restated or supplemented and in effect from time to time, the "Agreement"), is made by and among each of **CONSOLTEX GROUP INC.**, a corporation incorporated under the laws of Canada having its principal place of business on the date hereof in Ville Saint-Laurent, Québec, Canada ("Consoltex Group"), **CONSOLTEX INC.**, a corporation incorporated under the laws of Québec having its principal place of business on the date hereof in Ville Saint-Laurent, Québec, Canada ("Consoltex"), **CONSOLTEX (USA) INC.**, a New York corporation having its principal place of business on the date hereof in New York, New York, U.S.A. ("Consoltex USA"), **THE BALSON-HERCULES GROUP LTD.**, a Rhode Island corporation having its principal place of business on the date hereof in New York, New York, U.S.A. ("Balson-Hercules"), **LINQ INDUSTRIAL FABRICS, INC.**, a Delaware corporation having its principal place of business on the date hereof in Summerville, South Carolina, U.S.A. ("LINQ"), and **CONSOLTEX MEXICO, S.A. DE C.V.**, a Mexican corporation having its principal place of business on the date hereof in Col. Polanco C.P., 11560, Mexico, D.F. ("Consoltex Mexico") (Consoltex Group, Consoltex, Consoltex USA, Balson-Hercules, LINQ and Consoltex Mexico are collectively referred to herein as the "Borrowers" and individually referred to as a "Borrower");

CONSOLTEX INTERNATIONAL, INC., a New York corporation having its principal place of business in New York, New York ("Consoltex International"), **RAFYTEK, S.A. DE C.V.**, a Mexican corporation ("Rafytek"), **RAFYTICA, S.A.**, a Costa Rican corporation ("Rafytica"), **VERA PAK, S.A. DE C.V.**, a Mexican corporation ("Vera Pak"), **MARINO TECHNOLOGIES INCORPORATED**, a Delaware corporation having its principal place of business on the date hereof in Miami, Florida ("Marino"), **WALPOLE INC.**, a New Jersey corporation having its principal place of business on the date hereof in Westhampton, New Jersey ("Walpole"), **ROYALTON MEXICANA S.A. DE C.V.**, a Mexican corporation having its principal place of business on the date hereof in Mexico City, Mexico ("Royalton"), **VEST COMPANY VESTCO S.A. DE C.V.**, a Mexican corporation having its principal place of business on the date hereof in Mexico City, Mexico ("Vestco") and **MARINO TECHNOLOGIES DE MEXICO, S.A. DE C.V.** , a Mexican corporation having its principal place of business on the date hereof in San Luis Potosi, Mexico ("Marino Mexico") (the Borrowers, Consoltex International, Rafytek, Rafytica, Vera Pak, Marino, Walpole, Royalton, Vestco and Marino Mexico are collectively referred to herein as the "Guarantors" and individually referred to as a "Guarantor");

NATIONAL BANK OF CANADA, a bank governed by the Bank Act (Canada), having its head office in Montréal, Québec, Canada, in its capacity as a Lender ("NBC"), **BANK OF AMERICA, N.A.**, successor in interest to NationsBank, National Association, a national banking association organized and existing under the laws of the United States, having its principal office in Charlotte, North Carolina, U.S.A., in its capacity as a Lender ("Bank of America"), and **EACH OTHER FINANCIAL INSTITUTION EXECUTING AND DELIVERING A SIGNATURE PAGE HERETO** and each other financial institution which may hereafter execute and deliver an instrument of assignment with respect to this Agreement pursuant to Section 3.9 or 14.1 (hereinafter NBC, Bank of America and such other financial institutions may be referred to individually as a "Lender" or collectively as the "Lenders"), **NATIONAL BANK OF CANADA**, in its capacity as agent for the Canadian Facilities Lenders (as defined herein) (in such capacity, or any successor agent appointed in accordance with the terms of Section 13.9, the "Canadian Agent"), and **BANK OF AMERICA, N.A.**, successor in interest to NationsBank, National Association, in its capacity as agent for the U.S. Facilities Lenders (as defined herein) and the Term B Loan Facility Lenders (as defined herein) (in such capacity, or any successor agent appointed in accordance with the terms of Section 13.9, the "US Agent" and together with the Canadian Agent, the "Agents").

W I T N E S S E T H:

97

WHEREAS, the Borrowers, the Agents and the Lenders are party to that certain Credit Agreement dated as of March 19, 1996, as amended by Amendment No. 1 to Credit Agreement dated as of February 14, 1997, by Amendment No. 2 to Credit Agreement dated as of December 12, 1997, by that certain letter agreement dated as of March 16, 1998, by Amendment No. 4 to Credit Agreement dated as of June 8, 1998, by Amendment No. 5 to Credit Agreement dated as of September 29, 1998, by Amendment No. 6 to Credit Agreement dated as of December 31, 1998, by Amendment No. 7 to Credit Agreement dated as of May 17, 1999 and by Amendment No. 8 to Credit Agreement dated as of August 2, 1999 (as heretofore and from time to time hereafter amended, supplemented or restated, the "Existing Credit Agreement"), pursuant to which the Lenders have agreed to make available to the Borrowers (a) two term loan facilities in the aggregate principal amount outstanding as of October 1, 1999 of US $13,750,000, the proceeds of which were used when advanced to refinance and cancel existing term indebtedness and working capital facilities of the Borrowers, (b) a third term loan facility in the principal amount of US $25,000,000, the proceeds of were used when advanced principally to acquire Marino Technologies, Inc. and (c) two revolving credit facilities of up to US $57,500,000 in aggregate maximum principal amount at any time outstanding, the proceeds of which were used when advanced and are to be used (i) in part to refinance and cancel existing term indebtedness and working capital facilities of the Borrowers, (ii) to pay certain fees and expenses in connection with such facilities and such refinancing and (iii) for other general corporate purposes including but not limited to permitted investments in subsidiaries, Capital Expenditures, working capital investment and debt repayment and which included letter of credit availability of up to US $15,000,000 in aggregate stated amount outstanding at any time for the issuance of commercial and standby letters of credit; and

WHEREAS, the Borrowers have requested that the Lenders amend and restate the Existing Credit Agreement and increase the commitment amount applicable to the Term B Loan Facility by US $18,000,000 to US $43,000,000, which increase shall be used by Consoltex USA to make an advance or contribution to Marino, which shall use such proceeds to finance the Atlas Acquisition, for working capital and for other lawful purposes; and

WHEREAS, the Lenders and the Agents are willing to amend and restate the Existing Credit Agreement and to continue to make certain credit facilities available to the Borrowers upon the terms and conditions set forth herein;

NOW, THEREFORE, the Borrowers, the Lenders and the Agents hereby agree that the Existing Credit Agreement is amended and restated in its entirety as follows:

ARTICLE I

Definitions and Terms

I.1.   Definitions. For the purposes of this Agreement, in addition to the definitions set forth above, the following terms shall have the respective meanings set forth below:

"Acceleration Event" means that (i) an Event of Default has occurred and is continuing and (ii) all of the Obligations have become due and payable in accordance with the terms of Section 12.1(A).

"Accounts Receivable" means all Accounts of the Borrowers (excluding Consoltex Mexico) as defined in the Security Agreement.

"Acquisition" means the acquisition of (i) a controlling equity interest in another Person (including the purchase of an option, warrant or convertible or similar type security to acquire such a controlling interest at the time it becomes exercisable by the holder thereof), whether by purchase of such equity interest or upon exercise of an option or warrant for, or conversion of securities into, such equity interest, or (ii) assets of another Person which constitute all or substantially all of the assets of such Person or substantially all of the lines of business conducted by such Person.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

"Adjusted Consolidated Total Debt" means, as of any date on which the amount thereof is to be determined, the sum (without duplication) of (i) Consolidated Funded Indebtedness as of such date, plus (ii) all Outstandings under the Term Loan Facilities and the Term Loan B Facility as of such date, plus (iii) the aggregate outstanding principal amount of Subordinated Debt as of such date, plus (iv) the aggregate amount as of such date of all amounts advanced to a Borrower as a loan against, or comprising the purchase price on a non-recourse basis for, accounts receivable then outstanding and all amounts issued by a Borrower or special purpose subsidiary thereof and then outstanding under asset-based securitizations, which loans, sales and securitizations are transacted in the ordinary course of business of the Borrowers, and (v) minus the aggregate amount of cash on hand of Consoltex Group and its Subsidiaries most recently reported to each Agent and each Lender in form and substance, and pursuant to internal reporting systems, reasonably acceptable to the Required Lenders.

"Advance" means the borrowing under a Facility.

"Affiliate" means any Person (i) which directly or indirectly controls, or is controlled by, or is under common control with, any Borrower; or (ii) which beneficially owns or holds 10% or more of any class of the outstanding voting stock (or in the case of a Person which is not a corporation, 10% or more of the equity interest) of any Borrower; or 10% or more of any class of the outstanding voting stock (or in the case of a Person which is not a corporation, 10% or more of the equity interest) of which is beneficially owned or held by any Borrower. The term "controls" (including with correlative meanings the terms "controlled by" and under "common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting stock, by contract or otherwise.

"Agents" has the meaning given such term in the preamble hereto.

"AIP" means AIP/CGI NB Acquisition Corp, a corporation incorporated under the laws of New Brunswick and a wholly owned subsidiary of American Industrial Partners Capital Fund II, L.P.

"AIP Equity Contribution" means that equity contribution (whether accomplished by the purchase of newly issued shares of capital stock or otherwise) of up to US$10,000,000 made by AIP into Consoltex Group.

"AIP Option to Purchase" means the provision in the Stockholders Agreement providing AIP with an option to purchase all, or not less than a majority of, the issued and outstanding multiple voting shares in the capital of Consoltex Group.

"AIP Tender" means that offer to purchase all of the subordinate voting shares of Consoltex Group by AIP for CAN$5.60 cash per share as set forth in more detail in that certain Offer to Purchase dated as of September 24, 1999, as amended from time to time thereafter.

"Alternate Code" has the meaning given such term in Section 1.2(b).

"Applicable Outstanding Percentage" means, with respect to any Lender at any date of determination, a fraction, the numerator of which shall be the sum of all Outstandings owing to such Lender under all the Facilities at such date and the denominator of which shall be the total of all the Outstandings at such date.

"Applicable Commitment Percentage" means, with respect to any Lender under any certain Facility (other than the Canadian Swing Line Facility) on any date, a fraction, the numerator of which shall be such Lender's Commitment, if any, under such Facility on such date and the denominator of which shall be the sum of all the Lenders' Commitments under such Facility on such date; which

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

Applicable Commitment Percentages for each Lender (other than the Canadian Swing Line Facility Lender) as of the Closing Date are as set forth in Exhibit A; provided that the Applicable Commitment Percentages of each Lender shall be increased or decreased to reflect any assignments to or by such Lender effected in accordance with Section 3.9 or 14.1 and any calculation thereof shall reflect any reduction of the Commitments under such Facility pursuant to Section 2.4, 2.5 or 3.5, as applicable. For purposes of determining any Canadian Revolving Credit Facility Lender's obligation to purchase Participations in any Canadian Swing Line Loan, such Lender's "Applicable Commitment Percentage" on any date with respect to any Canadian Swing Line Loan or the Canadian Swing Line Facility shall be equal to its Applicable Commitment Percentage as determined with respect to the Canadian Revolving Credit Facility. For all other purposes of, and with respect to, any other provision of this Agreement or any other Loan Document, a Canadian Revolving Credit Facility Lender's "Applicable Commitment Percentage" on any date with respect to any Canadian Swing Line Loan or the Canadian Swing Line Facility shall be (a) except with respect to the Canadian Swing Line Facility Lender, equal to a fraction, the numerator of which shall be the outstanding principal amount of such Lender's Participation in such Loan or such Facility it has purchased from the Canadian Swing Line Facility Lender in accordance with the terms of Section 3.2(c) hereof and the denominator of which shall be the outstanding principal amount of such Loan or the Outstandings under such Facility, respectively, and (b) with respect to the Canadian Swing Line Facility Lender, equal to a fraction, the numerator of which is the outstanding principal amount of such Loan or Outstandings under such Facility, respectively, in which Participations have not been purchased in accordance with the terms of Section 3.2(c) hereof and the denominator of which shall be the outstanding principal amount of such Loan or the Outstandings under such Facility, respectively.

"Applicable Margin" means, at any time and from time to time, a percent per annum equal to the percentage set forth below:

Type of Loan	Applicable Margin	
	Base Rate Loans	Eurodollar Rate Loans and Bankers' Acceptances
Term Loans and Revolving Loans (excluding Term B Loans)	1.50%	2.75%
Term B Loans	1.75%	3.00%.

"Applicable Total Commitment Percentage" means, with respect to any Lender on any date, a fraction, the numerator of which shall be such Lender's aggregate Commitments under all the Facilities on such date and the denominator of which shall be the sum of all the Lenders' Commitments under all the Facilities on such date; provided that the Applicable Total Commitment Percentage of each Lender shall be increased or decreased to reflect any assignments to or by such Lender effected in accordance with Section 3.9 or 14.1 and any calculation thereof shall reflect any reduction of the Commitments under any Facility pursuant to Section 2.4, 2.5 or 3.5, as applicable.

"Applications for Letters of Credit" means, collectively, the Applications for Letters of Credit, or similar documentation, executed by any Borrower under a Revolving Credit Facility from time to time and delivered to the applicable Issuing Bank to support the issuance of Letters of Credit.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

"Assignment and Acceptance" shall mean an Assignment and Acceptance in substantially the form of Exhibit B (with blanks appropriately filled in) delivered to the Agents in connection with an assignment of all or a portion of a Lender's interest under this Agreement pursuant to Section 14.1.

"Assuming Lender" has the meaning given such term in Section 3.9(c).

"Atlas" means, collectively, Atlas Bag, Inc. and Atlas Bag Texas, Inc., the assets of which are to be acquired by the Borrower or a Subsidiary pursuant to the Atlas Acquisition.

"Atlas Acquisition" has the meaning given to such term in Section 11.2.

"Authorized Representative" means any of the President or any Vice President of Consoltex Group or, with respect to financial matters, the chief financial officer of Consoltex Group, or any other Person expressly designated by the Board of Directors of Consoltex Group (or the appropriate committee thereof) as an Authorized Representative, as set forth from time to time in a certificate delivered to the Agents in substantially the form of Exhibit C.

"Balson-Hercules" has the meaning given such term in the preamble hereto.

"Bank of America" has the meaning given such term in the preamble hereto.

"Bankers' Acceptances" means (i) with respect to any Canadian Facilities Lender (other than a Non-BA Lender), a non-interest bearing bill of exchange drawn by Consoltex or Consoltex Group, on the standard form used by the Canadian Facility Lender accepting it, at its Lending Office, or (ii) with respect to a Non-BA Lender, a Discount Note payable to the order of such Non-BA Lender, both the bill of exchange and the Discount Note to be denominated in Canadian Dollars and issued under a Canadian Facility.

"Bankers' Acceptances Segment" means a Segment under a Canadian Facility utilized by way of Bankers' Acceptances.

"Base Rate" means, as applicable:

(i)   with regard to Advances made in Canadian Dollars under either of the Canadian Facilities, the Applicable Margin in effect from time to time plus the greater, for each day, of:

(a)   the Reference Rate then in force; or

(b)   the annual rate of interest which is the rate determined as being the arithmetic average (rounded upwards, if necessary, to the nearest 0.01%) of the discount rates for Canadian Dollar bankers' acceptances having a maturity date of thirty (30) days appearing on the CDOR Page of the "Reuters Screen" (as defined in the 1991 International Swap and Derivatives Association Inc. definitions, as amended or modified from time to time) at 10:00 a.m. (Montréal time) on such day or, if such day is not a Business Day, on the preceding Business Day or if such rates do not appear on the CDOR Page of the Reuters Screen as contemplated on any such day, then the rate shall be calculated as the arithmetic average of the discount rate for Canadian Dollar bankers' acceptances having a maturity date of 30 days quoted for such day by three brokers of good standing selected by the Canadian Agent, plus 1.25%;

101

(ii)   with regard to Advances made in US Dollars under either of the Canadian Facilities, the Applicable Margin in effect from time to time plus the greater, for each day, of (a) the Reference Rate then in effect or (b) the Federal Funds Effective Rate on such day plus 1.25%;

(iii)   with regard to Advances made under either of the US Facilities, the per annum rate of interest equal to the Applicable Margin in effect from time to time plus the greater, for each day, of (a) the Prime Rate then in effect or (b) the Federal Funds Effective Rate on such day plus 0.50%: and

(iv)   with regard to Advances made under the Term B Loan Facility, the per annum rate of interest equal to 1.75% plus the greater, for each day, of (a) the Prime Rate then in effect or (b) the Federal Funds Effective Rate on such day plus 0.50%

Any change in the Base Rate resulting from a change in the Prime Rate, the Reference Rate or the Federal Funds Effective Rate shall become effective as of 12:01 A.M. on the Business Day on which each such change occurs.

The Base Rate is a reference rate used by the Agents in determining interest rates on certain loans and is not intended to be the best or lowest rate of interest charged on any extension of credit to any debtor.

"Base Rate Loan" means any Advance or portion of an Advance for which the rate of interest is determined by reference to the applicable Base Rate.

"Base Rate Refunding Loan" means a Base Rate Loan made under a Revolving Credit Facility to satisfy Reimbursement Obligations arising from a drawing under a Letter of Credit, which Base Rate Refunding Loan shall be treated as a Revolving Credit Loan under such Facility for all purposes of this Agreement.

"Base Rate Segment" means a portion of the principal amount outstanding under a Facility for which the rate of interest is determined by reference to the applicable Base Rate.

"Board" means the Board of Governors of the Federal Reserve System (or any successor body).

"Borrower" and "Borrowers" have the meanings given such terms in the preamble hereto.
"Borrowers' Canadian Account" means , as the context may require, (i) demand deposit account number 01-497-24 with the Canadian Agent with respect to Consoltex Group for Canadian Dollars, (ii) demand deposit account number 01-009-62 with the Canadian Agent with respect to Consoltex Group for US Dollars, (iii) demand deposit account number 01-488-25 with the Canadian Agent with respect to Consoltex for Canadian Dollars, or (iv) demand deposit account number 01-003-69 with the Canadian Agent with respect to Consoltex for US Dollars, as applicable, and in each instance includes any successor account with the Canadian Agent, which may be maintained at one or more offices of the Canadian Agent or an agent of the Canadian Agent, for the Borrowers under the Canadian Facilities, as is agreed in writing from time to time between the Canadian Agent and such Borrowers.

"Borrowers' US Account" means, as the context may require, (i) demand deposit account number 0102333805 with respect to LINQ, (ii) demand deposit account number 3750636802 with respect to Balson-Hercules, (iii) demand deposit account number 3750636792 with respect to Consoltex USA or (iv) demand deposit account number 759198548 with respect to Consoltex Mexico, as applicable, and in each instance including any successor account with the US Agent, which may be maintained at one or more offices of the US Agent or an agent of the US Agent, for such Borrowers under the US Facilities, as is agreed in writing from time to time between the US Agent and such Borrowers.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

"Borrowing Base" means, as of any date of determination thereof, the sum of (i) all Eligible Receivables, as set forth in the most recent Borrowing Base Certificate delivered pursuant to Section 10.1(g), multiplied by 80%, (ii) the aggregate amount of all payment rights to amounts due from factors of Accounts Receivable in transactions and pursuant to agreements not in violation of Section 11.5(p) hereof in which the US Collateral Agent shall have a first priority perfected security interest pursuant to the Security Instruments free of any Lien other than such security interest and Statutory Remittal Liens, multiplied by 80%, (iii) the product of the aggregate stated amount as of such date of all commercial letters of credit issued for the account of the Borrowers in connection with the purchase of raw materials, which raw materials have not been received as Inventory as of such date, multiplied by 50% and (iv) the lesser of (A) US $30,000,000 or (B) all Eligible Inventory, as set forth in the most recent Borrowing Base Certificate delivered pursuant to Section 10.1(g), multiplied by 50%.

"Borrowing Base Availability" means, on any date of determination, (a) the Borrowing Base on such date less (b) the sum of (i) the aggregate principal amount of all Loans outstanding, and the aggregate face amount of all Bankers' Acceptances outstanding, under both Revolving Credit Facilities and the Canadian Swing Line Facility on such date, (ii) the aggregate undrawn amount of all Letters of Credit outstanding under both Letter of Credit Facilities on such date and (iii) the aggregate Reimbursement Obligations owing under both Letter of Credit Facilities on such date.

"Borrowing Base Certificate" means a certificate substantially in the form of Exhibit D prepared and delivered by an Authorized Representative to the Agents from time to time in accordance with Section 10.1(g).

"Business Day" means, (i) with respect to any Base Rate Loan, Banker's Acceptance or Canadian Swing Line Loans, any day which is not a Saturday, Sunday or a day on which banks in the Province of Québec and in the States of New York and North Carolina are authorized or obligated by law, executive order or governmental decree to be closed and (ii) with respect to any Eurodollar Rate Loan, any day which is a Business Day under clause (i) above, and on which the relevant international financial markets are open for the transaction of business contemplated by this Agreement in London, England, Toronto, Canada, Montréal, Canada, New York, New York and Charlotte, North Carolina.

"Canadian Agent" has the meaning given such term in the preamble hereto.

"Canadian Benefit Law" means any applicable Canadian federal or provincial statute, law, regulation, order or decree having the force of law regulating, relating to or imposing liability or standards of conduct concerning any Canadian Employee Pension Plan.

"Canadian Collateral Trustee" means Desjardins Trust Inc., a trust company, or any successor thereto, as collateral trustee pursuant to certain Security Instruments with respect to Collateral located in Canada or the Canadian Agent acting in such capacity.

"Canadian Dollars" and the symbol "CAN $" means dollars constituting legal tender for the payment of public and private debts in Canada.

"Canadian Employee Pension Plan" means any employee benefit plan registered as a pension plan in Canada under Canadian Benefit Law and that is maintained by Consoltex or Consoltex Group or with respect to which Consoltex or Consoltex Group could incur a liability.

"Canadian Facilities Lenders" means, collectively, the Canadian Term Loan Facility Lenders, the Canadian Revolving Credit Facility Lenders and the Canadian Swing Line Facility Lender.

103

"Canadian Facility" means any of the Canadian Term Loan Facility, the Canadian Revolving Credit Facility or the Canadian Swing Line Facility.

"Canadian Issuing Bank" means initially NBC and thereafter any Canadian Revolving Credit Facility Lender which is a successor to NBC as issuer of Canadian Letters of Credit pursuant to Section 14.1.

"Canadian Letter of Credit" means a standby or commercial letter of credit issued under the Canadian Revolving Credit Facility by the Canadian Issuing Bank for the account of an applicable Facility Borrower in favor of a Person advancing credit to or securing an obligation on behalf of such Facility Borrower.

"Canadian Letter of Credit Facility" means the facility described in Article IV hereof providing for the issuance by the Canadian Issuing Bank for the account of the applicable Facility Borrowers of Canadian Letters of Credit in an aggregate stated amount at any time outstanding not exceeding US $10,000,000.

"Canadian Revolving Credit Facility" means the facility described in Article III hereof providing for Advances in Canadian Dollars or US Dollars and for Bankers' Acceptances, in favor or at the request of an applicable Facility Borrower by the Canadian Revolving Credit Facility Lenders in the aggregate principal amount at any time outstanding not exceeding the Total Commitment applicable to such Facility at such time.

"Canadian Revolving Credit Facility Lenders" means, collectively, each Lender identified on Exhibit A hereto as being a Lender having a Commitment under the Canadian Revolving Credit Facility and each other financial institution that executes and delivers an Assignment and Acceptance pursuant to Section 3.9 or 14.1 in which such institution acquires a Commitment under such Facility.

"Canadian Revolving Credit Loan" means any Loan, including without limitation any Base Rate Refunding Loan, under the Canadian Revolving Credit Facility made in accordance with Article III to any Facility Borrower thereunder.

"Canadian Swing Line Facility" means the revolving line of credit established by the Canadian Swing Line Facility Lender in favor of the Facility Borrowers pursuant to Section 3.2.

"Canadian Swing Line Facility Lender" means NBC.

"Canadian Swing Line Loans" means Loans made by the Canadian Swing Line Facility Lender to the Facility Borrowers pursuant to Section 3.1.1.

"Canadian Swing Line Loan Outstandings" means, as of any date of determination, the aggregate principal amount of all Canadian Swing Line Loans then outstanding.

"Canadian Termination Event" means (i) a notice given with respect to a Canadian Employee Pension Plan that registration under Canadian Benefit Law may be revoked; or (ii) the termination of a Canadian Employee Pension Plan or the filing of a notice of intent under Canadian Benefit Law to terminate any such plan or the treatment of any amendment to any such plan as a termination; or (iii) the appointment of a provisional administrator, including any Governmental Authority, to administer any Canadian Employee Pension Plan.

"Canadian Term Loan" means the Loan made by the Canadian Term Loan Facility Lenders under the Canadian Term Loan Facility in accordance with Article II.

"Canadian Term Loan Facility" means the facility described in Article II providing for Advances in Canadian Dollars or US Dollars and for Bankers' Acceptances in favor of the Facility Borrowers by the Canadian Term Loan Facility Lenders in the aggregate principal amount of the Total Commitment applicable to such Facility on the Closing Date.

"Canadian Term Loan Facility Lenders" means, collectively, each Lender identified on Exhibit A hereto as being a Lender having a Commitment under the Canadian Term Loan Facility and each other financial institution that executes and delivers an Assignment and Acceptance pursuant to Section 3.9 or 14.1 in which such Lender acquires a Commitment under such Facility.

"Capital Expenditures" means, with respect to the Borrowers and their Subsidiaries on a consolidated basis, for any period the sum (without duplication) of all expenditures (whether paid in cash or accrued as liabilities and including without limitation Capital Leases) by any Borrower or any Subsidiary during such period for items that would be classified as "property, plant or equipment" or comparable items in accordance with GAAP and, to the extent not included therein, all transactional costs incurred in connection with such expenditures provided the same have been capitalized, excluding, however, the amount of any Capital Expenditures paid for or to be paid for with proceeds of (i) casualty insurance, condemnation awards (or payments in place thereof) or indemnity payments received from third parties; (ii) any sale or trade in of worn-out, obsolete, surplus or damaged fixed assets; or (iii) any government grants received by any Borrower or any Subsidiary which are for the restricted purpose of funding Capital Expenditures and which, if to be repaid, are repayable in not less than five (5) years and on which no interest accrues or is payable, in each case as evidenced in writing and submitted to the Agents together with the compliance certificate delivered pursuant to Section 10.1(a)(ii) or 10.1(b)(ii) for such period.

"Capital Leases" means all leases which have been or should be capitalized in accordance with GAAP.

"Cash Collateral Account" means any account established and maintained from time to time under either Cash Collateral Agreement for the purposes set forth therein.

"Cash Collateral Agreement" means, collectively, the Cash Collateral Agreements, each dated as of the Original Closing Date, between the Facility Borrowers under the Canadian Revolving Credit Facility and the Canadian Agent and between the Facility Borrowers under the US Revolving Credit Facility and the US Agent, respectively, as amended, modified or supplemented from time to time.

"Change in Consolidated Working Capital" means, with respect to any determination thereof, the result obtained, expressed as a positive or negative number as appropriate, by subtracting from (a) Consolidated Working Capital as at the last day of the most recently completed fiscal period of the Borrowers prior to such determination (the "Prior Period") (b) the amount of Consolidated Working Capital as at the last day of the fiscal period of the Borrowers immediately preceding the Prior Period.

"Change of Control" means the occurrence of any of the following: (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of Consoltex Group to any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than the Principals or their Related Parties), (ii) the adoption of a plan relating to the liquidation or dissolution of Consoltex Group, or (iii) the acquisition by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than the Principals and their Related Parties) of direct or indirect majority in interest (more than 50%) of the voting power of the voting stock of Consoltex Group by way of amalgamation, merger or consolidation or otherwise; provided, however, that the acquisition by a person or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than the Principals and

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their Related Parties) of all or substantially all of the assets of LGHBV or a direct or indirect majority in interest (more than 50%) of the voting power of the voting stock of LGHBV by way of amalgamation, merger or consolidation or otherwise, shall be deemed to be a Change of Control.

"Closing Date" means the first date on which all the conditions set forth in Section 8.1 have been satisfied.

"Code" means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

"Collateral" means, collectively, all property of any Borrower, any Subsidiary or any other Person in which the US Collateral Agent, the Canadian Collateral Trustee or any Lender is granted a Lien under any Security Instrument as security for all or any portion of the Obligations.

"Commitment" means, for each Lender under any certain Facility, the obligation of such Lender to make Advances (or Bankers' Acceptances under any Canadian Facility) available under such Facility to the Facility Borrowers in an aggregate principal amount from time to time up to such Lender's Applicable Commitment Percentage of the Total Commitment for such Facility at such time.

"Commitment Fee" means, at any time and from time to time, .425% per annum.

"Confidential Information" means information that is furnished to either Agent or any Lender by or on behalf of any Borrower or any of its Subsidiaries or Affiliates on a confidential basis in connection with any Facility, the Loan Documents or any of the transactions contemplated thereby, but does not include any such information that (a) is or becomes generally available to the public (other than as a result of a breach by any such Agent or Lender of its confidentiality obligations hereunder or otherwise), (b) was available to any Agent or any Lender on a nonconfidential basis prior to its disclosure to such Agent or Lender by any Borrower or any of its Subsidiaries, or (c) is or becomes available to any Agent or Lender on a nonconfidential basis from a source that is not, to the best of such Agent's or Lender's knowledge, as the case may be, bound by a confidentiality arrangement with any Borrower or any of its Subsidiaries or Affiliates in respect of such information or otherwise prohibited from disclosing such information.

"Consenting Lender" has the meaning given such term in Section 3.9(b).

"Consolidated Current Assets" means cash and all other assets of the Borrowers and their Subsidiaries which would be classified as a current asset in accordance with GAAP, less all applicable reserves established in accordance with GAAP, all determined on a consolidated basis.

"Consolidated Current Liabilities" means all liabilities of the Borrowers and their Subsidiaries which by their terms are payable within one year after the date of determination (including all Indebtedness payable on demand or maturing not more than one year from the date of determination and the current portion of long-term liabilities having a maturity date in excess of one year), but excluding in all cases the Outstandings less the undrawn portion of any Letter of Credit then outstanding, all determined on a consolidated basis and in accordance with GAAP.

"Consolidated EBITDA" means with respect to the Borrowers and their Subsidiaries for any Four-Quarter Period ending on the date of computation thereof, the sum of (i) Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) income tax expense, (iv) amortization expense, (v) depreciation expense and (vi) with respect to any foreign currency exchange gains and losses that are set forth as a specific gain or loss in the financial statements most recently delivered pursuant to Section 10.1(a)(i), (a) to the extent of any such foreign currency exchange gain included in Net Income, less such gain and (b) to the extent of any such foreign currency exchange loss included in Net Income, plus such loss, all determined on a consolidated basis and in accordance with GAAP; provided, however, that notwithstanding the foregoing, there shall be excluded from such computation any expense related to post-retirement employee benefits; provided further, however, that notwithstanding the foregoing, there shall be excluded from such computation (x) during any Four-Quarter Period containing the fiscal quarters ending September 30, 1999 and December 31, 1999 all non-recurring shareholder enhancement charges and expenses incurred in connection with the AIP Equity Contribution and related transactions in an aggregate amount not to exceed CAN $4,000,000 and (y) during any Four-Quarter Period including the second and third fiscal quarters of 1999 in the calculation thereof, up to CAN$1,600,000 of restructuring charges incurred during such second or third fiscal quarters.

"Consolidated Fixed Charge Coverage Ratio" means, with respect to the Borrowers and their Subsidiaries for any Four-Quarter Period ending on the date of computation thereof, the ratio of (i) Consolidated EBITDA for such period to (ii) Consolidated Fixed Charges for such period.

"Consolidated Fixed Charges" means, with respect to the Borrowers and their Subsidiaries for any Four-Quarter Period ending on the date of computation thereof, the sum, without duplication, of (i) Consolidated Interest Expense for such period, (ii) all Required Principal Payments to be made (other than any mandatory prepayment required to be made in compliance with Section 2.5(a)), and all optional payments of the Term Loan and the Term B Loan made, during such period, (iii) income tax expense for such period, and (iv) all dividends and other distributions paid in cash during such period (regardless of when declared) on any shares of capital stock of Consoltex Group then outstanding, all determined on a consolidated basis and in accordance with GAAP.

"Consolidated Funded Indebtedness" means (i) all Outstandings (other than the undrawn portion of outstanding Letters of Credit) under the Revolving Credit Facilities and (ii) all other Indebtedness for Money Borrowed of the Borrowers and their Subsidiaries, including without limitation the Subordinated Debt, determined on a consolidated basis, which by its terms matures more than one year from the date of its determination or matures within one year from the date of its determination but is renewable or extendable, at the option of any Borrower or any of their Subsidiaries, to a date more than one year from the date of its determination, including all payments of principal in respect thereof that are to be made within one year from the date of determination thereof; provided, however, any Advances made to finance payment of the scheduled interest payments with respect to the Subordinated Notes payable on April 1 shall in each instance be deemed to be made in the corresponding fiscal quarter ending June 30, and any Advances made to finance payment of the scheduled interest payments with respect to the Subordinated Notes payable on October 1 shall in each instance be deemed to be made in the corresponding fiscal quarter ending December 31.

"Consolidated Interest Expense" means, with respect to any period of computation thereof, the interest expense of the Borrowers and their Subsidiaries during such period, including without limitation (i) the current amortized portion of debt discounts to the extent included in interest expense for such period, (ii) all expense incurred during such period with respect to the sale of Accounts Receivable to one or more factors, and (iii) the portion of any payments made during such period in connection with Capital Leases allocable to interest expense, all determined on a consolidated basis and in accordance with GAAP.

"Consolidated Net Income" means, for any period of computation thereof, without duplication in the determination of revenues, expenses and net gains, the gross revenues from operations of the Borrowers and their Subsidiaries (including payments received by the Borrowers and their Subsidiaries of (i) interest income, and (ii) dividends and distributions made by Persons in which investment is permitted pursuant to this Agreement), less all operating and non-operating expenses of the Borrowers and their Subsidiaries (including all income tax expense), all determined on a consolidated basis and in accordance with GAAP but excluding (for all purposes other than the computation of Consolidated EBITDA utilized to determine Excess Cash Flow) as income: (A) net gains on the sale, conversion or other disposition of capital assets or returned assets of any Pension Plan, (B) net gains on the acquisition, retirement, sale or other disposition of capital stock and other securities of any Borrower or its Subsidiaries, (C) net gains on the collection of proceeds of life insurance policies, (D) any write up of any asset, (E) net gains attributable to any Person that is not a wholly owned Subsidiary of such Person, except to the extent of the amount of dividends or other distributions referred to in clause (ii) above, (F) net gains attributable to any Person that accrued prior to the date such Person became a Subsidiary of any Borrower or was merged into or consolidated with any Borrower or any of its Subsidiaries, and (G) any other net gain or credit of an extraordinary or unusual nature, all determined in accordance with GAAP.

"Consolidated Net Worth" means, as of any day on which the amount thereof is to be determined, the sum of the following in respect of the Borrowers and their Subsidiaries (determined on a consolidated basis and excluding any upward adjustment after the Closing Date due to revaluation of assets): (i) the amount of issued and outstanding share capital as of such day, plus (ii) the amount of additional paid-in capital and retained earnings (or, in the case of a deficit, minus the amount of such deficit) as of such day, all as determined in accordance with GAAP.

"Consolidated Tangible Assets" means, as of the last day of any Fiscal Year on which the amount thereof is to be determined, the net book value of all tangible assets of the Borrowers and their Subsidiaries as of such day, as determined on a consolidated basis and in accordance with GAAP.

"Consolidated Total Capitalization" means, as of any day on which the amount thereof is to be determined, the sum of Adjusted Consolidated Total Debt as of such day plus Consolidated Net Worth as of such day.

"Consolidated Total Debt" means, as of any date on which the amount thereof is to be determined, the sum (without duplication) of Consolidated Funded Indebtedness as of such date, plus all Outstandings under the Term Loan Facilities and the Term B Loan Facility as of such date, plus the aggregate outstanding principal amount of Subordinated Debt as of such date, and minus the aggregate amount of cash on hand of Consoltex Group and its Subsidiaries most recently reported to each Agent and each Lender in form and substance, and pursuant to internal reporting systems, reasonably acceptable to the Required Lenders.

"Consolidated Working Capital" means, as of any date on which the amount thereof is to be determined, the excess of Consolidated Current Assets as of such day, over Consolidated Current Liabilities as of such day.

"Consoltex" has the meaning given such term in the preamble hereto.

"Consoltex Group" has the meaning given such term in the preamble hereto.

"Consoltex International" means Consoltex International, Inc., a New York corporation.

"Consoltex Mexico" has the meaning given such term in the preamble hereto.

"Consoltex Mexico Borrowing Limit" means, with respect to Consoltex Mexico, the maximum principal amount set forth below for each of the US Term Loan Facility and the US Revolving Credit Facility:

1.	US Term Loan Facility	US $7,500,000
2.	US Revolving Credit Facility	US $9,000,000

"Consoltex USA" has the meaning given such term in the preamble hereto.

"Contingent Obligation" of any Person means (without duplication) all contingent liabilities required to be included in the financial statements (including footnotes) of such Person in accordance with GAAP, all Rate Hedging Obligations of such Person and all obligations of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including obligations of such Person however incurred:

(1)   to purchase such Indebtedness or other obligation or any property or assets constituting security therefor;

(2)   (i) to advance or supply funds in any manner for the purchase or payment of such Indebtedness or other obligation, or (ii) to maintain a minimum working capital, net worth or other balance sheet condition or any income statement condition of the primary obligor;

(3)   to grant or convey any Lien on any property or assets of such Person to secure payment of such Indebtedness or other obligation;

(4)   to lease property or to purchase securities or other property or services primarily for the purpose of assuring the owner or holder of such Indebtedness or obligation of the ability of the primary obligor to make payment of such Indebtedness or other obligation; or

(5)   otherwise to assure the owner of the Indebtedness or such obligation of the primary obligor against loss in respect thereof.

provided, however, that the term Contingent Obligations shall not include endorsements of instruments for deposit or collection or similar obligations incurred in the ordinary course of business. For purposes of the Loan Documents, the amount of any Contingent Obligation shall be deemed to be the lesser of (a) the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith and (b) in the case of (i) any Contingent Obligations of the type referred to under clause (3) above, the fair value of such property or assets in respect of which such Contingent Obligations arise, as determined in good faith by such Person and (ii) any Contingent Obligations of the type referred to under clause (4) above, the aggregate amount of such lease payments or purchase price of such securities, property or services.

"Cost of Acquisition" means, with respect to any Acquisition, as at the date of entering into any agreement therefor, the sum of the following (without duplication): (i) the value of the capital stock, warrants or options to acquire capital stock of any Borrower or any Subsidiary to be transferred in connection therewith, (ii) the amount of any cash and fair market value of other property (excluding property described in clause (i) and the unpaid principal amount of any debt instrument) given as consideration, (iii) the amount (determined by using the face amount or the amount payable at maturity, whichever is greater) of any Indebtedness incurred, assumed or acquired by any Borrower or any Subsidiary in connection with such Acquisition, (iv) all additional purchase price amounts in the form of earnouts (which shall not include reasonable salary and bonus) and other contingent obligations that should be recorded on the financial statements of the Borrowers and their Subsidiaries in accordance with GAAP, (v) all amounts paid in respect of covenants not to compete, consulting agreements that should be recorded on financial statements of the Borrowers and their Subsidiaries in accordance with GAAP, and other affiliated contracts in connection with such Acquisition, (vi) the aggregate fair market value of all other consideration given by any Borrower or any Subsidiary in connection with such Acquisition, and (vii) out of pocket transaction costs for the services and expenses of attorneys, accountants and other consultants incurred in effecting such transaction, and other similar transaction costs so incurred. For

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purposes of determining the Cost of Acquisition for any transaction, (A) the capital stock of Consoltex Group shall be valued (I) with respect to shares that are listed and posted for trading on a Canadian stock exchange, at the last closing price of a board lot of shares on The Montreal Exchange (or, if the shares are not listed and posted for trading on The Montreal Exchange, the last closing price on The Toronto Stock Exchange), or (II) with respect to shares that are not freely tradeable, as determined by a committee composed of the disinterested members of the Board of Directors of Consoltex Group and, if requested by the Agents, determined to be a reasonable valuation by the independent public accountants referred to in Section 10.1(a), (B) the capital stock of any other Borrower or any Subsidiary shall be valued as determined by a committee composed of the disinterested members of the Board of Directors of such Subsidiary and, if requested by the Agents, determined to be a reasonable valuation by the independent public accountants referred to in Section 10.1(a), and (C) with respect to any Acquisition accomplished pursuant to the exercise of options or warrants or the conversion of securities, the Cost of Acquisition shall include both the cost of acquiring such option, warrant or convertible security as well as the cost of exercise or conversion.

"Default" means any event or condition which, with the giving or receipt of notice or lapse of time or both, would constitute an Event of Default hereunder.

"Default Rate" means, at any date of determination, (i) with respect to each Eurodollar Rate Loan, a rate per annum of two percent (2%) above the Eurodollar Rate applicable to such Segment during the Interest Period in effect therefor, and thereafter a rate per annum of two percent (2%) above the applicable Base Rate, (ii) with respect to Base Rate Loans and all other overdue amounts (other than with respect to Bankers' Acceptances), a rate per annum of two percent (2%) above the applicable Base Rate and (iii) in any such case, the maximum rate permitted by applicable law, if lower.

"Defaulted Advance" means, with respect to any Lender at any time, the amount of any Advance or Bankers' Acceptances required to be made by such Lender to any Borrower pursuant to Section 3.1 at or prior to such time that has not been so made as of such time; provided, however, that any deficiency advance made by the Relevant Agent for the account of such Lender pursuant to Section 3.7 shall not be considered a Defaulted Advance even if, at such time, such Lender shall not have reimbursed such Agent therefor. If a portion of a Defaulted Advance shall be deemed made pursuant to Section 3.7(b), the remaining portion of such Defaulted Advance shall be considered a Defaulted Advance originally required to be made pursuant to Section 3.1, as the case may be, on the same date as the Defaulted Advance so deemed made in part.

"Discount" means (i) with respect to a Bankers' Acceptance accepted by a Canadian Facility Lender which is a bank governed by the *Bank Act* (Canada), the amount which is the difference between the face amount of such Bankers' Acceptance and the Discounted Proceeds and (ii) with respect to a Bankers' Acceptance which is a Discount Note, the amount determined by the Canadian Agent as being the arithmetic average (rounded upward to the nearest 1/100th of 1%), of the discounts applicable to the Bankers' Acceptances accepted by (or that would be accepted by) the Canadian Facility Lenders which are banks governed by the *Bank Act* (Canada) and issued under the same Facility on the day the Discount Note is issued and having the same maturity as such Discount Note.

"Discount Note" means a non-interest bearing note substantially in the form of Exhibit J, issued by Consoltex or Consoltex Group under a Canadian Facility in favor of a Non-BA Lender and discounted by such Non-BA Lender, the Loan evidenced by such note being made in lieu of accepting Bankers' Acceptances.

"Discounted Proceeds" means in respect of any Bankers' Acceptance to be accepted by a Canadian Facility Lender which is a bank governed by the *Bank Act* (Canada) on any day, an amount

110

(rounded to the nearest whole cent, and with one-half of one cent being rounded up) calculated on such day by multiplying:

(a)   the face amount of such Bankers' Acceptance, by

(b)   the price, where the price is determined by dividing one by the sum of one plus the product of:

(i)   the Discount Rate (expressed as a decimal); and

(ii)   a fraction, the numerator of which is the number of days in the term of such Bankers' Acceptance and the denominator of which is 365;

with the price as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up.

"Discount Rate" with respect to an issue of Bankers' Acceptances with the same maturity date, means the rate determined by the Canadian Agent as being the discount rate, calculated on the basis of a year of 365 days, of each of the Canadian Facility Lenders which are banks governed by the *Bank Act* (Canada), established in accordance with their normal practices at or about 9:30 a.m. (Montréal time) on the date of issue and acceptance of such Bankers' Acceptances, for bankers' acceptances having a face value comparable, and a maturity date identical, to the face value and maturity date of the Bankers' Acceptances forming part of such issue to be accepted by each such Canadian Facility Lender.

"Drawdown Notice" means the notice delivered by an Authorized Representative in connection with an Advance under a Revolving Credit Facility, or an issuance of Bankers' Acceptances under the Canadian Revolving Credit Facility, in substantially the form of Exhibit E.

"Eligible Fixed Assets" means, on any date of determination, the assets of the Borrowers as of such date consisting of land, buildings, structures, improvements and fixtures located anywhere other than in Mexico or Costa Rica and in which the US Collateral Agent or the Canadian Collateral Trustee shall have a first priority perfected security interest pursuant to the Security Instruments, free of any Lien other than such security interest, Statutory Permitted Liens, the hypothecs in favor of the landlords listed in Schedule 11.4(j), and landlord liens arising by operation of law with respect to locations of the Borrowers in Canada unless a waiver of any such landlord lien is requested by the Agents and is not received within sixty (60) days after such request; provided, however, in the event the Agents do not receive written notice from Consoltex that it has renewed the lease of real property on which a portion of its manufacturing and warehouse facility in Cowansville, Quebec is located at least three (3) months prior to the scheduled maturity date of such lease as of the Closing Date, all land, buildings, structures, improvements and fixtures located at such manufacturing and warehouse facility shall be excluded from the determination of Eligible Fixed Assets after such maturity date.

"Eligible Inventory" means all of the Inventory of the Borrowers, without duplication (valued at the lower of cost, determined using the first-in-first-out method, replacement cost and net realizable value, but in no event valued at greater than fair market value), which consists of raw materials (which shall include all greige goods and all polypropylene products), and finished goods inventory (but in no event work in process of Consoltex and Balson-Hercules), and in which the US Collateral Agent, the Canadian Agent, the Canadian Facilities Lenders or the Canadian Collateral Trustee shall have a first priority perfected security interest pursuant to the Security Instruments, free of any Lien other than such security interest, Statutory Permitted Liens and the hypothecs in favor of the landlords listed in Schedule 11.4(j), and landlord liens arising by operation of law with respect to locations of the Borrowers in Canada unless a waiver of any such landlord lien is requested by the Agents and is not received within sixty (60) days after such request, and which conforms in all material respects to the warranties contained in the Security Agreement, less (to the extent otherwise included in Eligible Inventory) (i) any supplies, spare parts, goods returned or rejected by customers of any Borrower which are not saleable or are subject to a Lien of any factor of Accounts Receivable of any Borrower, goods to be returned to suppliers of any Borrower, goods in transit to third parties (other than the agents, leaseholds or warehouses of any Borrower), (ii) any reserves required under GAAP for bill and hold (deferred shipment) sales as and to the extent such reserves relate to such Eligible Inventory, and (iii) any Inventory of Balson-Hercules other than Inventory located on property owned or leased by Balson-Hercules or held at a bonded warehouse for the benefit of Balson-Hercules.

"Eligible Receivables" means all of (i) the Accounts Receivable in which the US Collateral Agent or the Canadian Collateral Trustee shall have a first priority perfected security interest pursuant to the Security Instruments, free of any Lien other than such security interest and Statutory Permitted Liens, for which the account debtor is not an Affiliate of any Borrower or Subsidiary and is located in Canada or in the United States of America or, if in another jurisdiction, for which the applicable Account Receivable is supported by a letter of credit that has been remitted, and is reasonably acceptable, to the US Collateral Agent or the Canadian Agent, as the case may be, and in no event shall include any Account Receivable subject to a Lien of, or which has been sold, assigned or otherwise disposed of to, any factor of Accounts Receivable of any Borrower, and (ii) the accounts receivable of Rafytek which are supported by a letter of credit that has been delivered, and is reasonably acceptable, to the US Collateral Agent, and which in the case of both clauses (i) and (ii) above are less than 90 days (120 days in the case of agrotextile and cotton bale wrap customers of LINQ) past the applicable invoice date (unless they are supported by a letter of credit that has been assigned or pledged, and is reasonably acceptable, to the Relevant Agent) and conform to the warranties contained in the Security Agreement in all material respects, less any returns, discounts, claims, setoffs, credits and allowances of any nature with respect to such Accounts Receivable or the related goods (whether issued, owing, granted or outstanding).

"Eligible Securities" means the following obligations and any other obligations approved in writing by the Relevant Agent (which approval shall not be unreasonably withheld or delayed):

(a)   Government Securities;

(b)   obligations of any corporation organized under the laws of Canada or any province thereof or any state of the United States of America or under the laws of any other nation, payable in Canada or in the United States of America, expressed to mature not later than 360 days following the date of issuance thereof and rated in an investment grade rating category by S&P and Moody's;

(c)   interest bearing demand or time deposits, or certificates of deposit or bankers' acceptances maturing within one year days from the date of issuance thereof, and issued by a Lender or a bank or trust company organized under the laws of the United States of America or Canada or of any state or province thereof having capital combined surplus and undivided profits aggregating at least US $400,000,000 and being rated "A-3" or better by S&P or "A" or better by Moody's;

(d)   Repurchase Agreements;

(e)   Municipal Obligations;

(f)   insured certificates of deposit, deposit notes or term deposit receipts of any commercial bank listed on Schedule I of the *Bank Act* (Canada);

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(g)　　　commercial paper issued by any corporation organized under the laws of Canada or any province thereof and rated at least A-1 (or the then equivalent grade) by the Canada Bond Rating Service or R-1 (middle)/low (or the then equivalent grade) by the Dominion Bond Rating Service;

(h)　　　commercial paper issued by any corporation organized under the laws of any state of the United States and rated at least "Prime-1" (or the then equivalent grade) by Moody's or "A-1" (or the then equivalent grade) by S&P; and

(i)　　　shares of mutual funds which invest in obligations described in paragraphs (a) through (h) above, the shares of which mutual funds are at all times rated "AAA" by S&P.

"Employee Benefit Plan" means any employee benefit plan, other than a Pension Plan, subject to Section 401(a) of the Code (including any trust agreement subject to Section 501 of the Code under any such plan) that is maintained for employees of a Borrower or with respect to which any Borrower could incur a liability.

"Environmental Laws" means, collectively, as applicable to and governing any certain Borrower or its properties, (i) each binding Canadian, Mexican and Costa Rican applicable federal, provincial or local Act, Statute, Regulation, By-Law, policy, code, instruction, guideline, indicator, order, infraction notice, correction notice, decision, declaration, injunction, decree, order-in-council, judgment and summons, and, as applicable in Quebec, the "Politique de rehabilitation des terrains contamines" and the "Lignes directrices en matiere d'enlèvement de reservoirs souterrains ayant contenu des produits pétroliers" and pertains in whole or in part to the environment or to its protection, adopted, published, sent or rendered by any Governmental Authority; and (ii) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986, the Resource Conservation and Recovery Act, the Toxic Substances Control Act, as amended, the Clean Air Act, as amended, the Clean Water Act, as amended, any other "Superfund" or "Superlien" law or any other federal, or applicable state or local statute, law, ordinance, code, rule, regulation, order or decree regulating, or imposing liability or standards of conduct concerning, any Hazardous Material.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute and all rules and regulations promulgated thereunder.

"ERISA Affiliate" means any Person or trade or business which is a member of a group which is under common control with any Borrower, or who, together with such Borrower, is treated as a single employer within the meaning of Section 414(b) and (c) of the Code.

"Eurocurrency Liabilities" has the meaning given such term in Regulation D.

"Eurodollar Rate" means (i) with respect to Term B Loans, the interest rate per annum calculated according to the following formula:

Eurodollar Rate = Interbank Offered Rate + 3.00%

and (ii) with respect to all other Loans, the interest rate per annum calculated according to the following formula:

Eurodollar Rate = Interbank Offered Rate + Applicable Margin

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"Eurodollar Rate Loan" means any Advance or portion of an Advance for which the rate of interest is determined by reference to the Eurodollar Rate.

"Eurodollar Rate Segment" means a portion of the principal amount outstanding under a Facility for which the rate of interest is determined by reference to the Eurodollar Rate.

"Eurodollar Reserve Percentage" means, with respect to any US Facility Lender for any Interest Period for any Eurodollar Rate Loan, the reserve percentage applicable two (2) Business Days before the first day of such Interest Period under regulations issued from time to time by the Board for determining the actual reserve requirement (including, without limitation, any emergency, special, supplemental or other marginal reserve requirement) for such Lender with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on Eurodollar Rate Loans is determined) having a term equal to such Interest Period.

"Event of Default" has the meaning given such term in Section 12.1.

"Excess Cash Flow" means, with respect to the Borrowers and their Subsidiaries for any period, the difference of (a) Consolidated EBITDA for such period (including within Consolidated Net Income for purposes of computing Consolidated EBITDA as used in this definition, any net gain or loss, as applicable, otherwise excluded from the calculation thereof in the definition of "Consolidated Net Income" that is realized in cash or cash equivalents) minus (b) the sum of (i) any Change in Consolidated Working Capital as at the end of such period, (ii) Capital Expenditures accrued during such period, (iii) Consolidated Interest Expense for such period, (iv) all Required Principal Payments to be made during such period, all optional payments of the Term Loans made in accordance with Section 2.4 and all optional payments of the Term B Loan made in accordance with Section 2A.4, and (v) consolidated income tax expense during such period.

"Excess Cash Flow Prepayment" has the meaning given to such term in Section 2.5(b).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor thereto.

"Existing Stated Termination Date" has the meaning given such term in Section 3.9(a).

"Extension Date" has the meaning given such term in Section 3.9(b).

"Facility" means any of the Revolving Credit Facilities, the Letter of Credit Facilities, the Term Loan Credit Facilities, the Canadian Swing Line Facility and the Term B Loan Facility.

"Facility Borrower" means, when in relation to (i) the Canadian Revolving Credit Facility, the Canadian Swing Line Facility and Canadian Letter of Credit Facility: each of Consoltex and Consoltex Group; (ii) the Canadian Term Loan Facility: Consoltex; (iii) the US Revolving Credit Facility and the US Letter of Credit Facility: each of Consoltex USA, Balson-Hercules, LINQ and Consoltex Mexico; (iv) the US Term Loan Facility: each of LINQ and Consoltex Mexico; and (v) the Term B Loan Facility: Consoltex USA.

"Facility Guaranty" means each guaranty agreement between one or more Guarantors and the Agents for the benefit of the Lenders, delivered as of the Original Closing Date or otherwise pursuant to Section 10.17, as the same may be amended, modified or supplemented from time to time.

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"Facility Termination Date" means the first date on which both the Revolving Credit Termination Date, the Term Loan Termination Date and the Term B Loan Termination Date shall have occurred, no Letters of Credit shall remain outstanding and the Borrowers shall have fully paid all Obligations.

"Federal Funds Effective Rate" means, for any day, the rate per annum (rounded upward to the nearest 1/100th of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate quoted to the Relevant Agent on such day on such transaction from three Federal funds brokers of recognized standing selected by the Relevant Agent.

"Fiscal Year" means the twelve month fiscal period of the Borrowers and their Subsidiaries commencing on January 1 of each calendar year and ending on the next succeeding December 31.

"Four-Quarter Period" means a period of four full consecutive fiscal quarters of the Borrowers and their Subsidiaries, taken together as one accounting period.

"Fully Satisfied" means with respect to the Obligations as of any date, that on or before such date, (i) the principal of and interest accrued to such date on all outstanding Loans and Reimbursement Obligations shall have been paid in full in cash or, in the case of Bankers' Acceptances, have been cash collateralized, (ii) the aggregate undrawn amount of all then outstanding Letters of Credit shall have been cash collateralized, (iii) all Hedge Agreements under which Rate Hedging Obligations have been incurred shall have been terminated or all obligations thereunder of the Borrowers (other than for fees and expenses not yet due and payable and indemnities) shall have been cash collateralized, (iv) all fees, expenses and other amounts then due and payable (specifically excluding continuing indemnities, obligations under Section 7.7 and expense reimbursement obligations not yet due and payable) which constitute Obligations shall have been paid in full in cash, and (v) each of the Total Commitments shall have expired or been terminated.

"GAAP" or "Generally Accepted Accounting Principles" means the accounting principles generally accepted in Canada as recommended in the Canadian Institute of Chartered Accountants Handbook and applied on a consistent basis with those applied in the preparation of the audited consolidated financial statements of Consoltex Group referred to in Section 9.5(a); provided, however, with respect to the financial statements of any Borrower or Guarantor organized under the laws of any jurisdiction other than Canada or a province thereof, GAAP shall mean the accounting principles generally accepted in such jurisdiction from time to time and applied on a consistent basis; provided further, however, the new recommendations of the Canadian Institute of Chartered Accountants requiring the use of the liability method of accounting for income tax purposes may be adopted and applied in preparing all financial statements required to be delivered under the Agreement and calculating all financial covenants in Section 11.1.

"Government Securities" means direct obligations of, or obligations the timely payment of principal and interest on which are fully and unconditionally guaranteed by, Canada or any province thereof or the United States of America or any agency or instrumentality thereof.

"Governmental Authority" shall mean as applicable to and governing any certain Borrower, any United States of America, any Canadian, any Mexican and any Costa Rican, federal, state, provincial, municipal, national or other governmental department, ministry, commission, board, bureau, court,

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agency or instrumentality or political subdivision thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with the United States of America or any of its states, Canada or any of its provinces, Mexico or any of its states, Costa Rica or a foreign entity or government.

"Grantor" has the meaning given such term in <u>Section 6.3</u>.

"Guarantors" means, at any date, each of Consoltex Group, Consoltex, Consoltex USA, Consoltex International, Balson-Hercules, LINQ, Consoltex Mexico, Rafytek, Rafytica, Royalton, Marino Mexico, Vestco, Vera Pak, and any other Subsidiaries or other Persons who are required to be parties to a Facility Guaranty at such date, <u>provided</u> that each of Rafytek, Consoltex Mexico, Rafytica, Royalton, Marino Mexico, Vestco, Vera Pak shall only guarantee the Obligations of Rafytek, Consoltex Mexico, Rafytica, Royalton, Marino Mexico, Vestco, Vera Pak, Consoltex and Consoltex Group.

"Hazardous Material" means any waste, substance or material, including without limitation petroleum products, the generation, handling, storage, disposal, treatment, deposit, release, discharge or emission of which is subject to any Environmental Law.

"Hedge Agreement" means one or more agreements between any Borrower and any Person with respect to Indebtedness incurred hereunder owing to a Lender or evidenced by any or all of the Notes, on terms mutually acceptable to such Borrower and such Person and approved by each of the Agents, which approval shall not be unreasonably withheld or delayed, which agreements create Rate Hedging Obligations.

"Income Tax Act" means the *Income Tax Act*, R.S.C. 1985, 5th Supplement, as amended, and any regulations promulgated thereunder.

"Indebtedness" means, with respect to any Person, without duplication, all Indebtedness for Money Borrowed of such Person, all liability of such Person by way of endorsements (other than for collection or deposit or similar obligations incurred in the ordinary course of business) and all Contingent Obligations of such Person; <u>provided</u> that in no event shall the term Indebtedness include surplus and retained earnings, lease obligations (other than pursuant to Capital Leases), deferred income taxes and investment credits, other deferred credits or reserves, deferred compensation obligations, or trade or other accounts payable in the ordinary course of business (<u>provided</u> that such accounts payable are not outstanding for more than one (1) year).

"Indebtedness for Money Borrowed" means, with respect to any Person, without duplication, all indebtedness of such Person in respect of money borrowed, including without limitation outstanding Bankers' Acceptances (to the full extent of their face amount), Capital Leases, the deferred purchase price of any property or asset, and indebtedness evidenced by a promissory note, bond, debenture or similar written obligation for the payment of money (including conditional sales or similar title retention agreements).

"Indemnified Party" has the meaning given such term in <u>Section 14.9</u>.

"Initial Mortgaged Properties" has the meaning given such term in <u>Section 8.1(xv)</u>.

"Interbank Offered Rate" means, with respect to any Eurodollar Rate Loan for the Interest Period applicable thereto, the rate of interest equal to the rate per annum at which deposits in U.S. Dollars for a period equal to such Interest Period appear on Page 3750 of the Telerate screen as of 11:00 A.M., London time, two (2) Business Days prior to the beginning of such Interest Period. In the event that such rate does not appear on Page 3750 of the Telerate Service (or otherwise on such service), the Interbank Offered

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Rate shall be determined by reference to such other publicly available service for displaying Eurodollar rates as may be agreed upon by the Agents and the Borrowers or, in the absence of such agreement, the Interbank Offered Rate shall instead be the average (rounded upward to the nearest one-hundredth (1/100) of one percent) per annum rate of interest determined by the US Agent or the Canadian Agent (each such determination to be conclusive and binding) as of two (2) Business Days prior to the first day of such Interest Period, as the effective rate at which deposits in immediately available funds in US Dollars are being offered or quoted by the US Agent or the Canadian Agent to major banks in the applicable interbank market for Eurodollar deposits at any time during the Business Day which is the second Business Day immediately preceding the first day of such Interest Period, for a term comparable to such Interest Period and in the amount of the Eurodollar Rate Loan.

"Interest Period" means, for each Eurodollar Rate Loan and each Eurodollar Rate Segment, a period commencing on the date such Eurodollar Rate Loan or such Eurodollar Rate Segment is made or converted and ending, at the Borrower's option, on the date one, two, three or six months thereafter as notified to the Relevant Agent by an Authorized Representative three (3) Business Days prior to the beginning of such Interest Period; provided, that,

(i)   if an Authorized Representative fails to notify the Relevant Agent of the length of an Interest Period at least three (3) Business Days prior to the first day of such Interest Period, the Loan for which such Interest Period was to be determined shall be deemed to be a Base Rate Loan as of the first day thereof;

(ii)   if an Interest Period for a Eurodollar Rate Loan would end on a day which is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day (unless such extension would cause the applicable Interest Period to end in the succeeding calendar month, in which case such Interest Period shall end on the next preceding Business Day);

(iii)   whenever the first day of any Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Interest Period, such Interest Period shall end on the last Business Day of such succeeding calendar month; and

(iv)   no Interest Period shall extend past the Stated Termination Date then in effect for Revolving Credit Loans or past the Term Loan Maturity Date for any Term Loans or past the Term B Loan Maturity Date for any Term B Loan.

"Inventory" means all Inventory of the Borrowers (exclusive of Consoltex Mexico) as defined in the Security Agreement.

"Issuing Bank" means one or the other of the Canadian Issuing Bank and the US Issuing Bank.

"Lender" and "Lenders" have the meanings given such terms in the preamble hereto and in each event, where applicable, "Lenders" shall include without limitation the Canadian Swing Line Facility Lender.

"Lending Office" means, as to each Lender, the Lending Office of such Lender designated on the signature pages hereof or in an Assignment and Acceptance signed by such Lender as assignee or such other office of such Lender (or of an affiliate of such Lender) as such Lender may from time to time specify to the Authorized Representatives and the Agents as the office by which its Loans are to be made and maintained; provided, that as a result of such change of office no Borrower shall, without the written consent of an Authorized Representative, (i) be obligated to provide any additional compensation (other than a de minimis amount of such additional compensation) to any Lender under or in respect of this Agreement, any Note or any other Loan Document or (ii) otherwise incur or suffer any material disadvantage.

"Letter of Credit" means any of a Canadian Letter of Credit or a US Letter of Credit.

"Letter of Credit Facilities" means, collectively, the Canadian Letter of Credit Facility and the US Letter of Credit Facility.

"Lien" means any interest in or right with respect to property of any certain Borrower or its Subsidiaries, securing any obligation owed to, or a claim by, a Person other than the owner of the property, whether such interest is based on the Civil Code of Québec, the applicable Uniform Commercial Code, the common law, statute or contract, and including but not limited to the right of an unpaid vendor or supplier to dissolve the sale or to repossess goods, any lien, security interest or priority arising by operation of law or from a mortgage, hypothec, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, trust, deemed trust, consignment for security purposes or bailment for security purposes and including also a margin payment made in connection with a Rate Hedging Obligation. For the purposes of this Agreement, any Borrower and any Subsidiary shall be deemed to be the owner of any property which it has acquired or holds subject to a conditional sale agreement, financing lease, or other arrangement pursuant to which title to the property has been retained by or vested in some other Person until full payment of its purchase price or for security purposes.

"LINQ" has the meaning given such term in the preamble hereto.

"LGHBV" means Les Gantiers Holding B.V.

"LGHBV Letter of Credit" means that certain Letter of Credit issued by the US Issuing Bank or the Canadian Issuing Bank under the US Letter of Credit Facility or the Canadian Letter of Credit Facility to LGHBV in the original stated amount of approximately CAN$4,650,000 at any time after the Closing Date.

"Loan" or "Loans" means any of the Advances made under the Revolving Credit Facilities, the Term Loan Facilities or the Term B Loan Facility, respectively and any Bankers' Acceptances issued thereunder to the full extent of its face amount.

"Loan Documents" means this Agreement, the Notes, the Security Instruments, the Facility Guaranties, the Applications for Letter of Credit, and each other agreement or instrument hereafter executed and delivered evidencing, governing or securing any Obligation or entered into or issued with respect to the Collateral, other than financing statements, termination statements, certificates of officers and items to be delivered on the Closing Date of a similar nature, as the same may be amended, supplemented or replaced from time to time.

"Marino" has the meaning given thereto in the preamble hereof.

"Marino Acquisition" means the Acquisition of Marino in August, 1999 in accordance with the terms of Section 11.2 as then in effect.

"Marino Mexico" has the meaning given thereto in the preamble hereof.

"Material Adverse Effect" means a material adverse effect on (i) the business, properties, operations or condition, financial or otherwise, of the Borrowers and their Subsidiaries on a consolidated

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basis or (ii) the ability of the Borrowers and Guarantors, considered as a whole, to observe the covenants and agreements contained herein or in any other Loan Document.

"Maximum Permitted Principal Amount" has the meaning given such term in <u>Section 3.1(a)</u>.

"Moody's" means Moody's Investors Service, Inc.

"Mortgage" means, collectively, all hypothecs, mortgages, deeds of trust and deeds granting a Lien to the Canadian Collateral Trustee, the US Collateral Agent or a trustee for the benefit of either Agent for the benefit of the Lenders in Collateral constituting real property and fixtures to secure Obligations existing as of the Closing Date or at any time thereafter, as such documents may be amended, modified or supplemented from time to time.

"Mortgaged Property" means, collectively, the real property and fixtures of the Borrowers as described in the Mortgages.

"Multiemployer Plan" means a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA to which any Borrower or any ERISA Affiliate is making, or is accruing an obligation to make, contributions or has made, or been obligated to make, contributions within the preceding five (5) years other than the District 65 Pension Plan from which Balson-Hercules withdrew effective January 31, 1995.

"Municipal Obligations" means general obligations issued by, and supported by the full taxing authority of, any state of the United States of America or any province of Canada or of any municipal corporation or other public body organized under the laws of any such state or any such province which are rated in the highest investment rating category by both S&P and Moody's.

"NBC" has the meaning given such term in the preamble hereto.

"Net Proceeds" means cash payments received from the issuance of equity as and when received, net of all legal, accounting, banking, underwriting, title, recording and other similar fees and expenses, commissions, discounts and other issuance expenses incurred in connection therewith and all taxes required to be paid or accrued (or estimated in good faith to be required to be paid or accrued) as a consequence of such issuance.

"Non-BA Lender" means a Canadian Facility Lender which is not a bank governed by the *Bank Act* (Canada) and in favor of which are issued Discount Notes.

"Non-Consenting Lender" has the meaning given such term in <u>Section 3.9(b)</u>.

"Non-Funding Lender" has the meaning given such term in <u>Section 3.7</u>.

"Notes" means, collectively, the promissory notes of the applicable Facility Borrowers evidencing US Revolving Credit Loans or US Term Loans or Term B Loans, as the case may be, executed and delivered to the applicable Lenders substantially in the forms of <u>Exhibits G-1, G-2 and G-3</u>, respectively, with appropriate insertions as to amounts, dates and names of such Lenders.

"Notice Officers" has the meaning given to such term in <u>Section 10.10</u>.

"Obligations" means the obligation to pay (i) the principal and interest on the Loans, (ii) the Reimbursement Obligations, (iii) all Rate Hedging Obligations of any Borrower to any Lender which arise under a Hedge Agreement, and (iv) all other obligations, liabilities and Indebtedness of the Borrowers to the Lenders or the Agents or the US Collateral Agent or the Canadian Collateral Trustee hereunder or under any one or more of the other Loan Documents.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

"Original Closing Date" means March 19, 1996, the date on which the Borrowers, the Agents and certain of the Lenders first entered into the Credit Agreement.

"Outstandings" means, as the context may require, at any date, (i) with respect to any certain Facility, the aggregate principal amount of the Loans then outstanding under such Facility, including the aggregate face amount of Bankers' Acceptances then outstanding thereunder, and the then aggregate amount remaining undrawn under the Letters of Credit issued thereunder plus Reimbursement Obligations relating thereto then outstanding (in each case net against amounts deposited in accordance with Section 5.10 in a Cash Collateral Account) and (ii) with respect to all the Facilities, the aggregate principal amount of the Loans then outstanding under all the Facilities, including the aggregate face amount of Bankers' Acceptances then outstanding thereunder, and the then aggregate amount remaining undrawn under the Letters of Credit issued thereunder plus Reimbursement Obligations relating thereto then outstanding on such date.

"Participating Lenders" has the meaning given such term in Section 5.12.

"Participation" means, as the context may require, (i) with respect to any Lender (other than the applicable Issuing Bank), the extension of credit represented by the participation of such Lender in the liability of such Issuing Bank in respect of a Letter of Credit issued by the Issuing Bank in accordance with the terms hereof, (ii) with respect to any Lender, the extension of credit represented by the participation of such Lender in the liability of another Lender under a Facility to which the participating Lender is not a party in accordance with Section 5.12 hereof and (iii) with respect to any Canadian Revolving Credit Facility Lender (other than the Canadian Swing Line Facility Lender), the extension of credit represented by the participation of such Lender in the liability of the Canadian Swing Line Facility Lender in respect of a Canadian Swing Line Loan made in accordance with the terms hereof.

"PBGC" means the Pension Benefit Guaranty Corporation and any successor thereto.

"Pension Plan" means any employee benefit plan, other than a Multiemployer Plan, that is subject to the provisions of Title IV of ERISA or Section 412 of the Code and (i) that is maintained by any Borrower or any ERISA Affiliate or (ii) in respect of which any such entity would reasonably be expected to have liability under Sections 4042, 4062, 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

"Permitted Liens" means those liens permitted under Section 11.4.

"Person" means an individual, partnership, corporation, trust, unincorporated organization, association, joint venture or a government or agency or political subdivision thereof.

"Pledge Agreement" means, collectively (or individually as the context may indicate), (i) that certain Stock Pledge Agreement dated as of the Original Closing Date between each of Consoltex, Consoltex USA and Consoltex Mexico and the US Collateral Agent for the benefit of the Lenders, (ii) that certain Stock Pledge Agreement dated as of the Original Closing Date between each of Consoltex (USA), Consoltex Mexico and Consoltex and the US Collateral Agent for the benefit of the Lenders, (iii) that deed of hypothec by Consoltex Group in favor of the Canadian Collateral Trustee, (iv) that certain Stock Pledge Agreement dated as of October 22, 1999 between Marino and the US Collateral Agent for the benefit of the Lenders, and (v) any additional Stock Pledge Agreement delivered pursuant to Section 10.17, as hereafter amended, modified or supplemented from time to time.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

"Pledged Stock" has the meaning given to such term in the Pledge Agreement and also means the shares of Consoltex listed in Schedule A, paragraph A.1, of the deed of hypotec referred to in clause (iii) of the definition of "Pledge Agreement."

"Principal Office" means, when used in relation to (i) the Canadian Agent: the office of the Canadian Agent at National Bank of Canada, 600, rue de La Gauchetière Ouest, Syndication Canada, 9th Floor, Montréal, Québec, H3B 4L2, Attention: Senior Manager, or such other office and address as the Canadian Agent may from time to time designate to the applicable Facility Borrowers and the Canadian Facility Lenders for such purpose and to (ii) the US Agent: the office of the US Agent at Bank of America, N.A., Independence Center, 15th Floor, NC1-001-15-04, Charlotte, North Carolina 28255, Attention: Agency Services, or such other office and address as the US Agent may from time to time designate to the applicable Facility Borrowers and the US Facility Lenders for such purpose.

"Principals" means LGHBV and Richard H. Willett.

"Prime Rate" means the rate of interest per annum announced publicly by the US Agent as its prime rate from time to time. The Prime Rate is not necessarily the best or the lowest rate of interest offered by the US Agent.

"Rafytek" means Rafytek, S.A. de C.V., a Mexican corporation.

"Rafytica" means Rafytica, S.A., a Costa Rican corporation.

"Rate Hedging Obligations" means any and all obligations of or investments by any Borrower or any Subsidiary, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, exchange rates or forward rates applicable to such party's assets, liabilities or exchange transactions, including, but not limited to, Canadian Dollar-denominated or US Dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts, warrants and those commonly known as interest rate "swap" agreements; and (ii) any and all cancellations, buybacks, reversals, terminations or assignments of any of the foregoing.

"Reference Rate" means the interest rate per annum announced publicly from time to time by NBC as being its reference rate then in effect for determining the interest rate on commercial loans made by NBC in Canada in Canadian Dollars or, when used in relation to US Dollar Advances, in US Dollars.

"Regulation D" means Regulation D of the Board, as the same may be amended or supplemented from time to time.

"Regulatory Change" means any change effective after the Closing Date in Canadian federal or provincial laws or regulations or in United States of America federal or state laws or regulations (including Regulation D and capital adequacy regulations and Guideline "A" for banks issued by the office of the Superintendent of Financial Institutions (Canada)) or the adoption or making after the Closing Date of any interpretations, directives or requests applying to a class of banks, which includes any of the Lenders, under any Canadian federal or provincial or United States of America federal or state (whether or not having the force of law) by any governmental or monetary authority charged with the interpretation or administration thereof or compliance after the Closing Date by any Lender with any request or directive regarding capital adequacy, whether or not having the force of law, in each of the foregoing cases if failure to comply therewith would be unlawful or result in an adverse action being taken by such

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governmental or monetary authority against the applicable Lender and if published or effective after the date hereof.

"Reimbursement Obligations" shall mean at any time, the obligations of a Borrower to reimburse the applicable Issuing Bank and the Canadian Revolving Credit Facility Lenders or the US Revolving Credit Facility Lenders, as the case may be, to the extent of their respective Participations for amounts theretofore paid by the Issuing Bank pursuant to a drawing under any Letter of Credit to the extent such obligations have not been satisfied by or on behalf of such Borrower prior to such time, whether from the proceeds of a Base Rate Refunding Loan or otherwise.

"Related Indemnified Party" has the meaning specified in Section 14.9.

"Related LC Documents" has the meaning given to such term in Section 4.2(g)(i).

"Related Party" with respect to any Principal means (i) any controlling stockholder, 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal or (ii) trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal or such other Persons referred to in the immediately preceding clause (i).

"Relevant Agent" means the Canadian Agent or the US Agent, as applicable.

"Repurchase Agreement" means a repurchase agreement entered into with any financial institution whose debt obligations or commercial paper are rated "A" by either of S&P or Moody's or "A-1" by S&P or "P-1" by Moody's.

"Required Lenders" means, as of any date, Lenders on such date having Credit Exposures (as defined below) aggregating at least 66-2/3% of the aggregate Credit Exposures of all the Lenders on such date, provided that so long as the Lenders acting as the US Agent and the Canadian Agent on the Closing Date have Credit Exposures aggregating at least 66-2/3% of the aggregate Credit Exposures of all Lenders, "Required Lenders" shall mean, as of any date, the US Agent, the Canadian Agent and at least one other Lender. For purposes of the preceding sentence, the amount of the "Credit Exposure" of each Lender (i) at any time prior to the occurrence of an Acceleration Event, shall be equal to the sum of the aggregate principal amount of such Lender's Commitment under the Revolving Credit Facilities (unless such Lender is a Non-Funding Lender, in which event such amount shall be the aggregate principal amount of Loans owing to such Lender under the Revolving Credit Facilities (including the face amount of Bankers' Acceptances accepted by such Lender)), plus the amount of such Lender's Applicable Commitment Percentage, if any, of Outstandings under the Letter of Credit Facilities (unless such Lender has not funded its Participation in a Reimbursement Obligation, in which event such amount shall be such Lender's Applicable Commitment Percentage of undrawn and outstanding Letters of Credit plus the amount of Participations in outstanding Reimbursement Obligations it has funded) plus, if the Term Loan Facilities or the Term B Loan Facility have not been repaid or prepaid in full prior to such time, the amount of such Lender's Commitment under the Term Loan Facilities and the Term B Loan Facility, as applicable; and (ii) at any time after the occurrence of an Acceleration Event, shall be equal to the aggregate principal amount of all Outstandings owing to such Lender after taking into account all payments actually received or made by such Lender pursuant to Section 5.12 hereof; provided that, if any Lender shall have failed to pay to the Canadian Issuing Bank or the US Issuing Bank, as the case may be, its Applicable Commitment Percentage of any Reimbursement Obligation, the Credit Exposure of such Lender attributable to such Letters of Credit and Reimbursement Obligations shall be deemed to be held by the Lender that is also the applicable Issuing Bank for purposes of this definition. For purposes of Section 13.9, Credit Exposures shall be determined only with respect to the Canadian Facilities or the US Facilities or the Term B Facility, as applicable.

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"Required Principal Payments" means, with respect to any Person for any period, any regularly scheduled principal payment or any required prepayment or redemption of Indebtedness for Money Borrowed of such Person to be made during such period, but excluding any such payments to the extent refinanced through the incurrence of additional Indebtedness otherwise expressly permitted under Section 11.5.

"Restricted Payment" means (a) any dividend or other distribution, direct or indirect, on account of any shares of any class of stock of any Borrower or any Subsidiary (other than those payable or distributable solely to a Borrower or any Guarantor) now or hereafter outstanding, except a dividend payable solely in shares of a class of stock to the holders of that class; (b) any redemption, conversion, exchange, retirement or similar payment, purchase or other acquisition for value, direct or indirect, of the principal of any Subordinated Debt or any shares of any class of stock of any Borrower or any Subsidiary (other than those payable or distributable solely to a Borrower or any Guarantor) now or hereafter outstanding; and (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of stock of any Borrower now or hereafter outstanding.

"Revolving Credit Facilities Lender" means one or the other of the Canadian Revolving Credit Facility Lenders and the US Revolving Credit Facility Lenders.

"Revolving Credit Facility" means, one or the other of the Canadian Revolving Credit Facility and the US Revolving Credit Facility.

"Revolving Credit Loan" means, individually or collectively as the context may require, the Canadian Revolving Credit Loans and the US Revolving Credit Loans.

"Revolving Credit Termination Date" means the earliest to occur of (i) the Stated Termination Date, (ii) the termination of the Revolving Credit Facilities Lenders' Obligations pursuant to Section 12.1, or (iii) the voluntary and permanent termination of all (but not less than all) of the Revolving Credit Facilities and the Canadian Swing Line Facility by payment in full of all Outstandings under the Revolving Credit Facilities, the Canadian Swing Line Facility and the Letter of Credit Facilities or cancellation or cash collateralization pursuant to the Cash Collateral Agreement of all Letters of Credit and Bankers' Acceptances and by termination of the Total Commitments thereunder in accordance with Section 3.5.

"Royalton" has the meaning given thereto in the preamble hereof.

"Royalton Acquisition" means the Acquisition of Royalton and Vestco in February, 1999 in accordance with the terms of Section 11.2 as then in effect.

"S&P" means Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies.

"Security Agreement" means, collectively (or individually as the context may indicate), (i) that certain Security Agreement dated as of the Original Closing Date by the Borrowers and the Guarantors (other than Consoltex Mexico, Rafytek and Rafytica) to the US Collateral Agent and the Canadian Collateral Trustee, (ii) that certain Security Agreement dated as of October 22, 1999 by Marino and Walpole to the US Collateral Agent and the Canadian Collateral Trustee, and (iii) any additional Security Agreement delivered to the Agents pursuant to Section 10.17, as hereafter modified, amended or supplemented from time to time.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

"Security Instruments" means, collectively, the Pledge Agreement, the Security Agreement, the Mortgages, the Cash Collateral Agreement, and all other agreements, instruments and other documents, whether now existing or hereafter in effect, pursuant to which the Borrowers and the Guarantors (other than Rafytek and Rafytica) shall grant or convey to the US Agent, the Lenders, the Canadian Agent, the US Collateral Agent or the Canadian Collateral Trustee a Lien in property as security for all or any portion of the Obligations, including without limitation each of the deed of hypothec and issue of bonds granted by each of Consoltex and Consoltex Group in favor of the Canadian Collateral Trustee, each of the bonds issued or to be issued from time to time by each of Consoltex and Consoltex Group in favor of each of the Lenders, each of the pledge of bond agreement granted or to be granted from time to time by each of Consoltex and Consoltex Group in favor of each of the Lenders, each security under Section 427 of the *Bank Act* (Canada) granted by Consoltex in favor of the Lenders under the Canadian Facilities which are banks governed by the *Bank Act* (Canada), the conditional trademark license agreements by Consoltex in favor of the Canadian Collateral Trustee and the special power of attorney with respect to intellectual property by Consoltex in favor of the Canadian Collateral Trustee, as any of them may be amended, modified or supplemented from time to time.

"Segment" means, as the context may require, (i) a portion of the principal amount outstanding under any Facility (or all thereof) in the same currency with respect to which a particular interest rate is (or is proposed to be) applicable or (ii) a portion of the principal amount outstanding under any Canadian Facility which is utilized by way of Bankers' Acceptances.

"Selection Notice" means a written notice in substantially the form of Exhibit F delivered to the Relevant Agent by an Authorized Representative in connection with (i) the election of a subsequent Interest Period for any Eurodollar Rate Loan or the conversion of any Eurodollar Rate Loan under a particular Facility into a Base Rate Loan under such Facility or the conversion of any Base Rate Loan under a particular Canadian Facility into a Eurodollar Rate Loan under such Facility, (ii) the conversion of any Canadian Dollar Segment under a particular Canadian Facility into a US Dollar Segment under such Facility or of any US Dollar Segment under a particular Canadian Facility into a Canadian Dollar Segment under such Facility, (iii) the election of a subsequent period for any Bankers' Acceptances or the conversion of any Bankers' Acceptances under a Canadian Facility into Base Rate Loans or Eurodollar Rate Loans under such Canadian Facility and (iv) the conversion of a Base Rate Loan or a Eurodollar Rate Loan under a Canadian Facility into Bankers' Acceptances under such Canadian Facility.

"Selling Lender" has the meaning given such term in Section 5.12.

"Solvent" means, when used with respect to any Person that at the time of determination such Person, together with its subsidiaries on a consolidated basis,

      (i)   has assets the fair value of which (both at fair valuation and at present fair saleable value on an orderly basis) is in excess of the total amount of its liabilities, including contingent liabilities; and

      (ii)   is then able and expects to be able to pay its debts as they mature; and

      (iii)   has capital sufficient to carry on its business as conducted and as proposed to be conducted.

"Stated Termination Date" means October 31, 2000.

"Statutory Permitted Liens" means those Permitted Liens set forth in Sections 11.4(b), (c), (d), (e), (h), (i), (j), (r), (s) and (u).

"Stockholders Agreement" means the stockholders agreement dated September 9, 1999 among AIP, LGHBV, Les Gantiers Limited, The Big Sky Trust and Consoltex Group.

"Subordinated Debt" means all Obligations (as defined as of this date in the Subordinated Indenture) with respect to the Subordinated Notes.

"Subordinated Indenture" means that certain Indenture dated as of September 30, 1993 among Consoltex Group, Consoltex USA, Consoltex, Balson-Hercules, LINQ and First Trust National Association, as Trustee, as amended from time to time in accordance with its terms.

"Subordinated Notes" has the meaning given the term "Notes" as of this date in the Subordinated Indenture.

"Subsidiary" means (i) any subsidiary (within the meaning ascribed to it as of the date hereof in the Canada Business Corporations Act) of any Borrower or any one or more of any Borrower's Subsidiaries, (ii) any corporation or other entity in which more than 50% of its outstanding voting stock or more than 50% of all equity interests is owned directly or indirectly by any Borrower or by one or more of any Borrower's Subsidiaries and (iii) any partnership or limited partnership of which more than 50% of the outstanding units or interests are owned directly or indirectly by any Borrower or by one or more of any Borrower's Subsidiaries.

"Term B Borrower" means Consoltex USA.

"Term B Guarantors" means Consoltex Group, Consoltex, Balson-Hercules, LINQ, Marino and Walpole.

"Term B Loan" means any Advance made pursuant to Tranche A of Term B Loan Facility or Tranche B of Term B Loan Facility.

"Term B Loan Facility" means Tranche A of Term B Loan Facility and Tranche B of Term B Loan Facility.

"Term B Loan Facility Lender" means collectively, each Lender identified as such on Exhibit A hereto as being a Lender having a Commitment under the Term B Loan Facility and each other financial institution that is an assignee thereof and executes and delivers an Assignment and Acceptance pursuant to Section 3.9 or 14.1 in which such institution acquires a Commitment under such Facility.

"Term B Loan Maturity Date" means October 31, 2000.

"Term B Loan Termination Date" means (i) the Term B Loan Maturity Date or (ii) such earlier date of (A) the termination of the Lenders' obligations pursuant to Section 12.1, or (B) the voluntary and permanent termination of the Term B Loan Facility by payment in full of all Obligations incurred in connection with the Term B Loan.

"Term Loan" means, collectively or individually as the context may require, the Canadian Term Loan and the US Term Loan.

"Term Loan Facility" means, each of the Canadian Term Loan Facility and the US Term Loan Facility.

"Term Loan Facility Lender" means any one or more of the Canadian Term Loan Facility Lenders and the US Term Loan Facility Lenders.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

"Term Loan Maturity Date" means October 31, 2000.

"Term Loan Termination Date" means (i) the Term Loan Maturity Date or (ii) such earlier date of (A) the termination of the Lenders' obligations pursuant to Section 12.1, or (B) the voluntary and permanent termination of both (but not only one) of the Term Loan Facilities by payment in full of all Obligations incurred in connection with the Term Loans.

"Termination Event" means: (i) a "Reportable Event" described in Section 4043 of ERISA with respect to any Pension Plan subject to Title IV of ERISA (unless the 30-day notice requirement has been waived); or (ii) the withdrawal of any Borrower or any ERISA Affiliate from a Pension Plan subject to Title IV of ERISA during a plan year in which it was a "substantial employer" as defined in Section 4001(a)(2) of ERISA; or (iii) the termination of a Pension Plan subject to Title IV of ERISA, the filing of a notice of intent under Section 4041(c) of ERISA to terminate any such plan or the treatment of an amendment to any such plan as a termination under Section 4041(e) of ERISA; or (iv) the institution of proceedings to terminate a Pension Plan under subject to Title IV of ERISA by the PBGC; or (v) any other event or condition which constitutes grounds under Section 4042(a) of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan subject to Title IV of ERISA, provided, however, that the event or condition described in Section 4042(a), of ERISA shall be a Termination Event only if the PBGC shall have given notice to the Pension Plan that it has made a determination that such an event or condition exists; or (vi) the partial or complete withdrawal of the Borrower or any ERISA Affiliate from a Multiemployer Plan; or (vii) the imposition of a lien with respect to a Pension Plan pursuant to Section 412 of the Code or Section 302 of ERISA; or (viii) the reorganization of a Multiemployer Plan under Section 4241 of ERISA under Foreign Benefit Law; or (ix) the termination of a Multiemployer Plan under Section 4041A of ERISA.

"Total Commitment" means (i) with respect to the Canadian Revolving Credit Facility, an aggregate principal amount equal to US $20,588,235 as reduced from time to time in accordance with Section 3.5, (ii) with respect to the Canadian Term Loan Facility, an aggregate principal amount equal to US $6,875,000, (iii) with respect to the US Revolving Credit Facility an aggregate principal amount equal to US $36,911,765, as reduced from time to time in accordance with Section 3.5, (iv) with respect to the US Term Loan Facility an aggregate principal amount equal to US $6,875,000 and (v) with respect to Term B Loan Facility, an aggregate principal amount equal to US $43,000,000, with a sublimit for Tranche A of the Term B Loan Facility in an aggregate principal amount equal to US $25,000,000 and a sublimit for Tranche B of the Term B Loan Facility in an aggregate principal amount equal to US $18,000,000.

"Tranche A of Term B Loan" means the Advance of US$25,000,000 made on August 2, 1999 pursuant to the Term B Loan Facility in accordance with Article IIA to the Facility Borrower.

"Tranche A of Term B Loan Facility" means the facility described in Article IIA providing for the Advance in US Dollars in favor of the Facility Borrower in the aggregate principal amount of the applicable sublimit of the Total Commitment applicable to such Facility on August 2, 1999.

"Tranche B Funding Date" means the first date on which all of the conditions set forth in Section 8.2 have been satisfied.

"Tranche B of Term B Loan" means the Advance of US$18,000,000 to be made on the Tranche B Funding Date pursuant to the Term B Loan Facility in accordance with Article IIA to the Facility Borrower in US Dollars.

"Tranche B of Term B Loan Facility" means the facility described in Article IIA providing for the Advance in US Dollars in favor of the Facility Borrower in the aggregate principal amount of the applicable sublimit of the Total Commitment applicable to such Facility on the Tranche B Funding Date.

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"US Agent" has the meaning given such term in the preamble hereto.

"US Collateral Agent" means Bank of America, N.A. successor in interest to NationsBank, National Association, or any successor thereto, as collateral agent pursuant to the Security Instruments and the US Agent acting in such capacity.

"US Dollars" and the symbol "US $" means dollars constituting legal tender for the payment of public and private debts in the United States of America and, whenever used in relation to Advances, Loans, Segments or Letters of Credit under the Canadian Facilities, includes the Canadian Dollars equivalent thereof.

"US Facilities Lenders" means, collectively, each of the US Revolving Credit Facility Lenders and the US Term Loan Facility Lenders.

"US Facility" means, one or the other of the US Term Loan Facility and the US Revolving Credit Facility.

"US Issuing Bank" means initially Bank of America and thereafter any US Revolving Credit Facility Lender which is the successor to Bank of America as issuer of US Letters of Credit under Article IV.

"US Letter of Credit" means a standby or commercial letter of credit issued under the US Revolving Credit Facility by the US Issuing Bank for the account of an applicable Facility Borrower in favor of a Person advancing credit to or securing an obligation on behalf of such Facility Borrower.

"US Letter of Credit Facility" means the facility described in Article IV hereof providing for the issuance by the US Issuing Bank for the account of the applicable Facility Borrowers of US Letters of Credit in an aggregate stated amount at any time outstanding not exceeding US $5,000,000.

"US Revolving Credit Facility" means the facility described in Article III hereof providing for Advances in US Dollars in favor or at the request of an applicable Facility Borrower (subject to the Consoltex Mexico Borrowing Limit) in an aggregate principal amount at any time outstanding not exceeding the Total Commitment applicable to such Facility at such time.

"US Revolving Credit Facility Lenders" means, collectively, each Lender identified as such on Exhibit A hereto as being a Lender having a Commitment under the US Revolving Credit Facility and each other financial institution that is an assignee thereof and executes and delivers an Assignment and Acceptance pursuant to Section 3.9 or 14.1 in which such institution acquires a Commitment under such Facility.

"US Revolving Credit Loan" means any Loan, including without limitation any Base Rate Refunding Loan, under the US Revolving Credit Facility made in accordance with Article III to any Facility Borrower thereunder (subject to the Consoltex Mexico Borrowing Limit).

"US Term Loan" means, collectively, (i) the Advance made pursuant to the US Term Loan Facility in accordance with Article II to LINQ in US Dollars and (ii) the Advance made pursuant to the US Term Loan Facility in accordance with Article II to Consoltex Mexico in US Dollars (subject to the Consoltex Mexico Borrowing Limit).

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"US Term Loan Facility" means the facility described in <u>Article II</u> providing for Advances in US Dollars in favor of the Facility Borrowers (subject to the Consoltex Mexico Borrowing Limit) in the aggregate principal amount of the Total Commitment applicable to such Facility on the Closing Date.

"US Term Loan Facility Lenders" means, collectively, each Lender identified as such on <u>Exhibit A</u> hereto as being a Lender having a Commitment under the US Term Loan Facility and each other financial institution that is an assignee thereof and executes and delivers an Assignment and Acceptance pursuant to <u>Section 3.9 or 14.1</u> in which such institution acquires a Commitment under such Facility.

"Vera Pak" has the meaning given thereto in the preamble hereof.

"Vestco" has the meaning given thereto in the preamble hereof.

"Walpole" has the meaning given thereto in the preamble hereof.

I.2.   <u>Rules of Interpretation</u>. (a) All accounting terms not specifically defined herein shall have the meanings assigned to such terms and shall be interpreted in accordance with GAAP. In reference to the application of GAAP, the accounting principles observed in the period referred to shall be comparable in all material respects to those applied in the preparation of the audited financial statements of Consoltex Group referred to in <u>Section 9.5(a)</u>.

(b)   Each term defined in Article 1, 8 or 9 of the New York Uniform Commercial Code shall have the meaning given therein unless otherwise defined herein, except to the extent that the Uniform Commercial Code or the equivalent thereto of another jurisdiction or the Civil Code of Québec (the "Alternate Code") is controlling in respect of attachment, perfection, priority or enforcement, in which case such terms shall have the meaning given in the Alternate Code.

(c)   The headings, subheadings and table of contents used herein or in any other Loan Document are solely for convenience of reference and shall not constitute a part of any such document or affect the meaning, construction or effect of any provision thereof.

(d)   Except as otherwise expressly provided, references herein to articles, sections, paragraphs, clauses, annexes, appendices, exhibits and schedules are references to articles, sections, paragraphs, clauses, annexes, appendices, exhibits and schedules in or to this Agreement.

(e)   All definitions set forth herein or in any other Loan Document shall apply to the singular as well as the plural form of such defined term, and all references to the masculine gender shall include reference to the feminine or neuter gender, and *vice versa*, as the context may require.

(f)   When used herein or in any other Loan Document, words such as "Loan Document", "this agreement", "hereunder", "hereto", "hereof" and "herein" and other words of like import shall, unless the context clearly indicates to the contrary, refer to the whole of the applicable document, together with all exhibits, schedules and appendices thereto, as it may be amended, modified, supplemented or restated from time to time and not to any particular article, section, subsection, paragraph or clause thereof.

(g)   References to "including" means including without limiting the generality of any description preceding such term.

(h)   All dates and times of day specified herein without reference to a specific location shall refer to such dates and times at Montréal, Canada and Charlotte, North Carolina, as applicable.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

(i)   References to "or" shall in each event include a reference to "and" in the alternative.

(j)   Each of the parties to the Loan Documents and their counsel have reviewed and revised, or requested (or had the opportunity to request) revisions to, the Loan Documents.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

ARTICLE II

The Term Loan Facilities

II.1.   Term Loans. Subject to the terms and conditions of this Agreement, (i) each US Term Loan Facility Lender severally agrees to make an Advance in US Dollars of the US Term Loan available to the Facility Borrowers thereunder (subject to the Consoltex Mexico Borrowing Limit) on the Original Closing Date on a pro rata basis determined by its Applicable Commitment Percentage of the US Term Loan; and (ii) each Canadian Term Loan Facility Lender severally agrees to make an Advance or accept Bankers' Acceptances in Canadian Dollars or US Dollars (as selected by the applicable Facility Borrower) of the Canadian Term Loan available to the Facility Borrowers thereunder on the Original Closing Date on a pro rata basis determined by its Applicable Commitment Percentage of the Canadian Term Loan. The principal amount of each Segment, other than a Segment utilized by way of Bankers' Acceptances, of the Term Loans outstanding from time to time shall bear interest at an interest rate per annum equal to the applicable Base Rate in effect from time to time or, at the applicable Facility Borrower's election, the applicable Eurodollar Rate from time to time; provided, however, that each Eurodollar Rate Segment shall be in the minimum amount of US $500,000 and if greater, an integral multiple of US $100,000. No amount of the Term Loans repaid or prepaid may be reborrowed hereunder, and no subsequent Advance of Term Loans shall be made by any Lender after the Original Closing Date; provided, however, Interest Periods (including periods of Bankers' Acceptances) with respect to the Term Loans may be elected or converted in accordance with Section 5.5.

II.2.   Term Loan Advance. On the Original Closing Date, each Term Loan Facility Lender made the Advance of the applicable Term Loan to be made by it on such day available by wire transfer to the Relevant Agent or, in the case of the Canadian Term Loan Facility, accepted Banker's Acceptances requested from it to be accepted, in the amount not exceeding in the aggregate its Commitment with respect to the Canadian Term Loan Facility or the US Term Loan Facility, as the case may be. Such wire transfer were directed to the Relevant Agent at the Principal Office and were in the form of immediately available, freely transferable Canadian Dollars or US Dollars, as requested by the Facility Borrowers under the Canadian Term Loan Facility, or US Dollars with respect to the US Term Loan. The amount so received by the Relevant Agent was, subject to the terms and conditions set forth in Article VIII, made available to the applicable Facility Borrowers under the applicable Term Loan Facility (subject to the Consoltex Mexico Borrowing Limit) by delivery of the proceeds thereof on the same date and in immediately available funds to the applicable Borrowers' Canadian Account or applicable Borrowers' US Account, as the case may be, or otherwise as directed by an Authorized Representative and reasonably acceptable to the Relevant Agent; provided, that if any Lender accepts Bankers' Acceptances, Section 5.1(c) shall apply.

II.3.   Payment of Principal. The aggregate principal amount of each of the Term Loans outstanding as of the Closing Date shall be repaid by the applicable Facility Borrowers in five (5) consecutive quarterly installments on the dates and in the amounts set forth below (as any of such amounts may have been reduced at or prior to such time pursuant to Sections 2.4 and 2.5):

Date	US Term Loan Amount	Canadian Term Loan Amount
December 31, 1999	US $875,000	US $875,000
March 31, 2000	US $875,000	US $875,000
June 30, 2000	US $875,000	US $875,000
September 30, 2000	US $875,000	US $875,000
October 31, 2000	All remaining principal outstanding	All remaining principal outstanding

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provided, however, that the entire amount of Outstandings under the Term Loan Facilities shall be due and payable in full on the Term Loan Termination Date together with interest accrued thereon to such date.

II.4.   Optional Prepayments. Prepayments may be made on each Term Loan (including with respect to the face amount of Bankers' Acceptances), provided they be made for the same amounts and at the same time for each Term Loan, in whole or in part from time to time on any Business Day upon not less than three (3) Business Days' prior written notice (effective upon actual receipt) to the Agents, which notice shall be irrevocable. Any prepayment of a Segment, whether a Base Rate Segment, a Bankers' Acceptance Segment or a Eurodollar Rate Segment, shall be made at a prepayment price equal to (i) the amount of principal to be prepaid, plus (ii) all accrued and unpaid interest, if any, on the amount so prepaid, to the date of prepayment, plus (iii) an amount equal to the interest that would have accrued on the principal amount to be prepaid at the applicable Base Rate for a period of 30 days following the date of such prepayment in the event the source of funds for such prepayment is other than cash flow from ordinary business operations. All prepayments under this Section 2.4 shall be made in the minimum principal amount of US $500,000 or any integral multiple of US $100,000 in excess thereof (or in the entire remaining principal balance of the Term Loans), and all such prepayments of principal shall be applied to the installments of principal set forth in Section 2.3 on a pro rata basis.

II.5.   Mandatory Prepayments. In addition to the required payments of principal of the Term Loans set forth in Section 2.3 and any optional payments of principal of the Term Loans effected under Section 2.4, the following required prepayments (to be applied in ratable amounts to reduce the Canadian Term Loan, the US Term Loan and the Term B Loan), each such payment to be made to the Relevant Agent for the benefit of the applicable Term Loan Facility Lenders and Term Loan B Facility Lenders, shall be made within the time period specified below:

(a)   A prepayment shall be made from the cash proceeds of each private or public offering of equity securities (including without limitation any security not constituting Indebtedness on the date of its issue exchangeable, exercisable or convertible for or into equity securities) of any Borrower or any Subsidiary (other than (I) securities issued to any Borrower or another Subsidiary or securities permitted to be sold or otherwise disposed of pursuant to Section 11.6(d), (f), (h) or (i) or 11.9(b) and (c)) and (II) up to CAN$ 3,000,000 in cash proceeds from the issue of securities in connection with the exercise of certain options undertaken with respect to the AIP Tender) in an amount equal to one hundred percent (100%) of the Net Proceeds of each issuance of equity securities of any Borrower or any Subsidiary, each such prepayment to be made within one hundred twenty (120) days after the end of the Fiscal Year in which any Borrower received such Net Proceeds, which payment shall be accompanied by a certificate of the Chief Financial Officer of Consoltex Group setting forth in reasonable detail the calculations utilized in computing the amount of such prepayment;

(b)   A prepayment shall be made in an amount equal to fifty percent (50%) of Excess Cash Flow for each Fiscal Year (an "Excess Cash Flow Prepayment"), each such Excess Cash Flow Prepayment to be made within one hundred twenty (120) days after the end of such Fiscal Year, which payment shall be accompanied by a certificate of the Chief Financial Officer of Consoltex Group setting forth in reasonable detail the calculations utilized in computing Excess Cash Flow and the amount of such prepayment;

(c)   Prepayments shall be made in an amount equal to the amount (an "asset deficiency amount") by which the Outstandings under the Term Loan Facilities and Tranche A of the Term B Loan Facility on any Business Day exceed an amount equal to fifty percent (50%) of the aggregate book value of all Eligible Fixed Assets as set forth on the consolidated balance sheet of Consoltex Group and its Subsidiaries most recently delivered to the Lenders pursuant to Sections 10.1(a)(i) or 10.1(b)(i) prior to such time, or, if none has been so delivered, as set forth on such consolidated balance sheet described in Section 9.5(a), in each case such amount to be paid within fifteen (15) Business Days after any such determination of an asset deficiency amount and to be accompanied by a certificate of an Authorized

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Representative setting forth in reasonable detail the calculations utilized in computing the amount of such prepayment.

All mandatory prepayments made pursuant to this <u>Section 2.5</u> shall be made, at the option of the applicable Borrower or Borrowers, (i) in compliance with the terms of <u>Section 5.10</u> or (ii) to the Relevant Agents upon not less than one (1) Business Day's prior written irrevocable notice and shall be applied to the installments of principal set forth in <u>Section 2.3</u> in inverse order of their maturities with respect to prepayments made pursuant to <u>Section 2.5(a), (b) or (c)</u>.

II.6.   <u>Interest Periods and Bankers' Acceptances</u>. Each Term Loan shall be, at the option of the Facility Borrowers specified in a Selection Notice, comprised of either Eurodollar Rate Segments or Base Rate Segments (or in the case of the Canadian Term Loan, Bankers' Acceptances Segments) or any combination thereof.

II.7.   <u>Payment of Interest</u>. Interest on the outstanding and unpaid principal amount of each Term Loan (but not any Bankers' Acceptances), commencing on the date such Loan is made to the applicable Facility Borrower until such Segment shall be due, shall be paid at the applicable Base Rate or Eurodollar Rate, as the case may be, as designated in the applicable Drawdown Notice or Selection Notice.

II.8.   <u>Use of Proceeds</u>. The proceeds of the Term Loans shall be used exclusively to refinance and cancel existing term indebtedness and working capital facilities of the Borrowers.

ARTICLE IIA
The Term B Loan Facility

2A.1.   <u>Term B Loans</u>. Subject to the terms and conditions of this Agreement, each Term B Loan Facility Lender has severally made, or agrees severally to make, available to the Term B Borrower an Advance in US Dollars (a) of the Tranche A of Term B Loan on August 2, 1999 on a pro rata basis determined by such Lender's Applicable Commitment Percentage of Tranche A of the Term B Loan and (b) of the Tranche B of Term B Loan on the Tranche B Funding Date on a pro rata basis determined by such Lender's Applicable Commitment Percentage of Tranche B of the Term B Loan. The principal amount of each Segment of the Term B Loans outstanding from time to time shall bear interest at an interest rate per annum equal to the applicable Base Rate in effect from time to time or, at the applicable Facility Borrower's election, the applicable Eurodollar Rate from time to time; <u>provided</u>, <u>however</u>, that each Eurodollar Rate Segment shall be in the minimum amount of US $500,000 and if greater, an integral multiple of US $100,000. No amount of the Term B Loans repaid or prepaid may be reborrowed hereunder. No subsequent Advance of Tranche A of Term B Loans shall be made by any Lender after August 2, 1999 and no subsequent Advance of Tranche B of Term B Loans shall be made by any Lender after the Tranche B Funding Date; <u>provided</u>, <u>however</u>, Interest Periods with respect to the Term B Loans may be elected or converted in accordance with <u>Section 5.5</u>.

2A.2.   <u>Term B Loan Advance</u>. On August 2, 1999, each Term B Loan Facility Lender made the Advance of Tranche A of Term B Loan to be made by it on such day available by wire transfer to the US Agent in the amount not exceeding its Applicable Commitment Percentage with respect to Tranche A of Term B Loan Facility. On the Tranche B Funding Date, each Term B Loan Facility Lender shall make the Advance of Tranche B of Term B Loan to be made by it on such day available by wire transfer to the US Agent in the amount not exceeding its Applicable Commitment Percentage with respect to Tranche B of Term B Loan Facility. Such wire transfers shall be directed to the US Agent at its Principal Office and shall be in the form of immediately available, freely transferable US Dollars.   Subject to the terms and conditions set forth in <u>Article VIII</u>, the amounts so received by the US Agent under Tranche A of Term B Loan Facility have been made available to the applicable Facility Borrower and the amounts so received by the US Agent under Tranche B of Term B Loan Facility shall be made available to the applicable Facility Borrower, in each case by delivery of the proceeds thereof on the same date and in immediately available funds to the applicable Borrowers' US Account or otherwise as shall be directed by an Authorized Representative and reasonably acceptable to the US Agent.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

2A.3.   Payment of Principal. The entire amount of Outstandings under the Term B Loan Facility shall be due and payable in full on the Term B Loan Termination Date together with interest accrued thereon to such date.

2A.4.   Optional Prepayments. Prepayments may be made on the Term B Loan in whole or in part from time to time on any Business Day upon not less than three (3) Business Days' prior written notice (effective upon actual receipt) to the Agents, which notice shall be irrevocable. Any prepayment of a Segment, whether a Base Rate Segment or a Eurodollar Rate Segment, shall be made at a prepayment price equal to (i) the amount of principal to be prepaid, plus (ii) all accrued and unpaid interest, if any, on the amount so prepaid, to the date of prepayment. All prepayments under this Section 2A.4 shall be made in the minimum principal amount of US $500,000 or any integral multiple of US $100,000 in excess thereof (or in the entire remaining principal balance of the Term B Loan).

2A.5.   Mandatory Prepayments. In addition to any optional payments of principal of the Term B Loans effected under Section 2A.4, the Term B Loan shall be repaid in accordance with Section 2.5.

2A.6.   Interest Periods. Each Term B Loan shall be, at the option of the Facility Borrowers specified in a Selection Notice, comprised of either Eurodollar Rate Segments or Base Rate Segments or any combination thereof.

2A.7.   Payment of Interest. Interest on the outstanding and unpaid principal amount of each Term B Loan, commencing on the date such Loan is made to the applicable Facility Borrower until such Segment shall be due, shall be paid at the applicable Base Rate or Eurodollar Rate, as the case may be, as designated in the applicable Selection Notice.

2A.8.   Use of Proceeds. The proceeds of the Tranche A of Term B Loans have been used exclusively to pay the purchase price for the Marino Acquisition (as defined in Section 11.2) and for working capital and other general corporate purposes. The proceeds of the Tranche B of Term B Loans shall be used exclusively to pay the purchase price for the Atlas Acquisition (as defined in Section 11.2) and for working capital and other general corporate purposes.

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ARTICLE III

The Revolving Credit Facilities

III.1.   Revolving Loans.

(a)   Commitment. Subject to the terms and conditions of this Agreement, (i) each US Revolving Credit Facility Lender severally agrees to make Advances in US Dollars to any one or more of the Facility Borrowers under the US Revolving Credit Facility (subject to the Consoltex Mexico Borrowing Limit) on a pro rata basis as to each US Revolving Credit Loan requested by such Facility Borrowers on any day determined by such Lender's Applicable Commitment Percentage with respect to the US Revolving Credit Facility; and (ii) each Canadian Revolving Credit Facility Lender severally agrees to make Advances and accept Bankers' Acceptances in Canadian Dollars or US Dollars (as selected by the applicable Facility Borrower) to the Facility Borrowers under the Canadian Revolving Credit Facility on a pro rata basis as to each Canadian Revolving Credit Loan requested by such Facility Borrowers on any day determined by such Lender's Applicable Commitment Percentage with respect to the Canadian Revolving Credit Facility; provided, however, that immediately after giving effect to each such Loan, (i) the amount of Outstandings under both the US Revolving Credit Facility and the US Letter of Credit Facility on such day shall not exceed the Total Commitment under the US Revolving Credit Facility on such day, (ii) the aggregate amount of Outstandings under the Canadian Revolving Credit Facility, the Canadian Swing Line Facility and the Canadian Letter of Credit Facility on such day shall not exceed the Total Commitment under the Canadian Revolving Credit Facility on such day and (iii) all Outstandings under all Facilities (other than the Term Loan Facilities and the Term B Loan Facility) on such day shall not exceed the Borrowing Base Availability on such day (with respect to clauses (i), (ii) and (iii), the "Maximum Permissible Principal Amount"). Within such limits (and the Consoltex Mexico Borrowing Limit), the Facility Borrowers under the Revolving Credit Facilities and under the Canadian Swing Line Facility may borrow and (under the Canadian Revolving Credit Facility only) issue Bankers' Acceptances, pay or repay and reborrow, under the Revolving Credit Facilities and under the Canadian Swing Line Facility on any Business Day from the Original Closing Date until, but (as to borrowings, reborrowings or the issuance of Banker's Acceptances) not including, the Revolving Credit Termination Date. Bankers' Acceptances are not available, and shall not be issued or accepted under, the US Revolving Credit Facility.

(b)   Amounts. In the event there shall be outstanding on any day (i) Outstandings under either Revolving Credit Facility in excess of the Total Commitment under such Facility on such day (other than as a result of a currency determination referred to in Section 5.8) or (ii) Outstandings under all of the Facilities (other than the Term Loan Facilities and the Term B Loan Facility) in excess of the Borrowing Base Availability on such day the Facility Borrowers under the applicable Revolving Credit Facilities shall make such payments and prepayments on such day as shall be necessary to satisfy such excess. Each Revolving Credit Loan hereunder, and each conversion or continuation thereof under Section 5.5, other than Base Rate Refunding Loans and Bankers' Acceptances, shall be in an amount of at least US $100,000, and, if greater than US $100,000, an integral multiple of US $100,000.

(c)   Loans. Unless otherwise agreed with the Relevant Agent, no Revolving Credit Loan will be made unless the Relevant Agent has received an irrevocable Drawdown Notice or Selection Notice (as applicable) prior to 11:00 A.M. (x) on the Business Day of such proposed Loan that is a Base Rate Loan (other than Base Rate Refunding Loans to the extent the same are effected without notice pursuant to Section 3.1(c)(iii)), or (y) on the third Business Day prior to such proposed Loan that is a Eurodollar Rate Loan or (z) on the second Business Day prior to such proposed Bankers' Acceptances under the Canadian Revolving Credit Facility. Each such notice shall be delivered by telefacsimile transmission, or given orally to be confirmed by telefacsimile transmission on the same Business Day, and shall specify the Facility Borrower, the amount of the Loan, the type of Loan (US Dollar or Canadian Dollar; Base Rate, Eurodollar Rate or Bankers' Acceptances), the date of the Loan and, if a Eurodollar Rate Loan or Bankers' Acceptances, the Interest Period or period. Notice of receipt of such Drawdown Notice or Selection Notice, as the case may be, together with the amount of each Revolving Credit Facility Lender's portion of the Loan requested thereunder, shall be provided by the Relevant Agent to each such Lender with reasonable promptness by telefacsimile transmission, but (provided the Relevant Agent shall have received such notice by 11:00 A.M.) not later than 1:00 P.M. on the same day as the Agent's receipt of such notice.

(i)   Not later than 2:30 P.M. on the date specified for each Loan under this Section 3.1, each Lender with respect to the applicable Revolving Credit Facility shall make the Advance to be made by it on such day in the amount of its pro rata share, determined according to its Applicable Commitment Percentage with respect to the applicable Revolving Credit Facility, available by wire transfer to the Relevant Agent. Such wire transfer shall be directed to the Relevant Agent at the Principal Office and shall be in the form of US Dollars or, solely with respect to the Canadian Revolving Credit Facility and as selected by the applicable Facility Borrower, Canadian Dollars, constituting immediately available funds. The amount so received by the Relevant Agent shall be made available to the appropriate Facility Borrower by delivery of the proceeds thereof on the same such date and in immediately available funds to the applicable Borrowers' US Account or Borrowers' Canadian Account, as the case may be, or otherwise as shall be directed in the applicable Drawdown Notice or Selection Notice and reasonably acceptable to the Relevant Agent; provided that if any Lender accepts Bankers' Acceptances, Section 5.1(c) shall apply.

(ii)   The Facility Borrowers under the Revolving Credit Facilities shall have the option to elect the duration of the initial and any subsequent Interest Periods or, in the case of Bankers' Acceptances, periods and to convert or continue the Revolving Credit Loans in accordance with Section 5.5.

(iii)   Notwithstanding the foregoing, if a drawing made under a Letter of Credit is honored by either Issuing Bank prior to the Revolving Credit Termination Date and if the applicable conditions to making a Revolving Credit Loan set forth in Article VIII shall then be satisfied, the Reimbursement Obligation arising from such drawing shall be paid to the Issuing Bank by the Relevant Agent, without the requirement of notice (including any Drawdown Notice) to or from, or any other action of, the applicable Facility Borrower, in immediately available funds which shall be advanced as a Base Rate Refunding Loan by each Canadian Revolving Credit Facility Lender or US Revolving Credit Facility Lender, as the case may be, in a pro rata amount of such Reimbursement Obligation, based on its Applicable Commitment Percentage of the applicable Revolving Credit Facility. If a drawing is presented under any Letter of Credit in accordance with the terms thereof, then notice of such drawing or payment shall be provided promptly by the Issuing Bank to the Relevant Agent and the applicable Facility Borrower and such Agent shall provide notice to each Canadian Revolving Credit Facility Lender or US Revolving Credit Facility Lender by telephone or telefacsimile transmission. Upon notice given to such Lenders of a drawing under any Letter of Credit by the Relevant Agent on any Business Day, each Canadian Revolving Credit Facility Lender or US Revolving Credit Facility Lender shall, pursuant to the conditions specified in this Section 3.1(c)(iii), either make a Base Rate Refunding Loan in accordance with the first sentence of this Section 3.1(c)(iii) or fund the purchase of its Participation as set forth in Section 4.2(c) hereof in the amount of its Applicable Commitment Percentage of such drawing; it shall pay such amount before 2:30 P.M. on the same Business Day to the Relevant Agent for the account of the Issuing Bank at the Principal Office in US Dollars and in immediately available funds if the notice was given to it by the Agent before 12:00 noon on such day or shall pay such amount before 12:00 noon on the next Business Day if the notice was given after 12:00 noon. Any such Base Rate Refunding Loan shall be advanced as, and shall continue as, a Base Rate Loan under the applicable Revolving Credit Facility unless and until the applicable Facility Borrower converts such Base Rate Loan in accordance with the terms of Section 5.5.

III.2.   Canadian Swing Line Loans. (a) Notwithstanding any other provision of this Agreement to the contrary, in order to administer the Canadian Revolving Credit Facility in an efficient manner, to facilitate the payment of checks in circulation issued by Facility Borrowers, and to minimize the transfer of funds between the Canadian Agent and the Canadian Revolving Credit Facility Lenders, the Canadian Swing Line Facility Lender

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
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shall make available Canadian Swing Line Loans to the Facility Borrowers prior to the Revolving Credit Termination Date. The Canadian Swing Line Facility Lender shall not make any Canadian Swing Line Loan pursuant hereto (i) if, in the sole discretion of the Canadian Swing Line Lender, the Facility Borrowers are unable to draw under the Canadian Revolving Credit Facility because they cannot satisfy all of the conditions set forth in Section 8.2 or (ii) if after giving effect to such Canadian Swing Line Loan, the aggregate principal amount of all Canadian Swing Line Loan Outstandings exceeds $4,000,000 or the aggregate principal amount of all Outstandings under the Canadian Revolving Credit Facility, the Canadian Letter of Credit Facility and the Canadian Swing Line Facility exceeds the Total Commitment with respect to the Canadian Revolving Credit Facility.

(b)   The Facility Borrowers under the Canadian Swing Line Facility shall pay interest to the Canadian Swing Line Facility Lender on the outstanding and unpaid principal amount of each Canadian Swing Line Loan made by such Lender for the period commencing on the date when such Loan was made until such Loan shall be due at the Base Rate with respect to the Canadian Revolving Credit Facility then applicable. Canadian Swing Line Loans shall be in any amount as requested by the Facility Borrowers and may be made in U.S. or Canadian currency, at the option of the Facility Borrowers.

(c)   The Facility Borrowers and each Canadian Revolving Credit Facility Lender which is or may become a party hereto acknowledge that all Canadian Swing Line Loans are to be made solely by the Canadian Swing Line Facility Lender to the Facility Borrowers but that such Canadian Revolving Credit Facility Lender shall share the risk of loss with respect to such Canadian Swing Line Loans made in accordance with the terms hereof by purchasing, upon written demand by the Canadian Swing Line Facility Lender, pursuant to the provisions of this Section 3.2(c), a Participation in each such Canadian Swing Line Loan in an amount equal to such Canadian Revolving Credit Facility Lender's Applicable Commitment Percentage of such Canadian Swing Line Loan. The Canadian Swing Line Facility Lender may at any time, and shall upon termination of the Canadian Swing Line Facility in accordance with the terms of Section 3.2(d), request the applicable Facility Borrower to repay all or any portion of the Canadian Swing Line Loans made to such Facility Borrower and outstanding at such time and, within three (3) Business Days of receipt of any such request, such Facility Borrower shall repay the portion of such Canadian Swing Line Loans so requested to be repaid (after giving effect to any repayment thereof made pursuant to Section 3.2(d) and (f)). If any of the Canadian Swing Line Loan Outstandings are not repaid by or on behalf of the applicable Facility Borrower when due under the immediately preceding sentence, each Canadian Revolving Credit Facility Lender shall, according to its Applicable Commitment Percentage of such Canadian Swing Line Loan, upon demand made by the Canadian Swing Line Facility Lender in its discretion, or upon the termination of the Canadian Swing Line Facility in accordance with the terms of Section 3.2(d), purchase from the Canadian Swing Line Facility Lender its Participation in each Canadian Swing Line Loan, including interest accrued thereon, and pay the entire purchase price therefor not later than one (1) Business Day after such demand, or notice or knowledge of such termination (after giving effect to any repayment thereof made pursuant to Section 3.2(d) and (f)). Upon the payment by the Canadian Revolving Credit Facility Lenders of the purchase price for their Participation in a Canadian Swing Line Loan, the rate of interest applicable to such Canadian Swing Line Loan shall continue at the Base Rate hereunder. The obligation of each Canadian Revolving Credit Facility Lender to so purchase its Participation in Canadian Swing Line Loans from the Canadian Swing Line Facility Lender and to tender to the Canadian Swing Line Facility Lender the entire purchase price therefor shall be absolute and unconditional and shall not be affected by the occurrence of an Event of Default, the availability of Revolving Credit Loans hereunder or any other occurrence or event; provided, however, no Canadian Revolving Credit Facility Lender shall be obligated to purchase a Participation in any Canadian Swing Line Loan which is made subsequent to the Revolving Credit Termination Date.

(d)   The Facility Borrowers at their option may request an Advance as a Canadian Revolving Credit Loan pursuant to Section 3.1(a) in an amount which, notwithstanding any of the provisions set forth in Section 3.1, is sufficient to repay any or all Canadian Swing Line Loan Outstandings on any date. The Canadian Agent shall upon the receipt of such Advance, provide to the Canadian Swing Line Facility Lender the amount necessary to repay such Canadian Swing Line Loan Outstandings (which the Canadian Swing Line Facility Lender shall then

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apply to such repayment) and credit any balance of the Revolving Credit Loan in immediately available funds to such Facility Borrower's Account. Such Advance shall be a Revolving Credit Loan made by the Canadian Revolving Credit Facility Lenders. The Canadian Swing Line Facility shall continue in effect until the occurrence of the Revolving Credit Termination Date.

(e) Checks, wire transfers, disbursements or other debits drawn or made by a Facility Borrower against the Borrowers' Canadian Account shall constitute a request to the Canadian Swing Line Facility Lender to make a Loan under the Canadian Swing Line Facility in an amount in Canadian Dollars or U.S. Dollars, as the case may be, equal to that specified on such check or made by such wire transfer, disbursement or other debit and Section 8.2(a) shall not apply in respect of such Loan.

(f) Notwithstanding any of the provision set forth in Section 14.3, cash and moneys deposited from time to time in the Borrowers' Canadian Account shall be deemed (without any further action of or notice by any of the Borrowers) to be a payment made by the Facility Borrowers to the Canadian Facility Swing Line Lender to be applied by the Canadian Swing Line Lender in reduction of any Loan outstanding under the Canadian Swing Line Facility.

III.3.   Payment of Interest. The Facility Borrowers under the applicable Revolving Credit Facility shall pay interest to the Relevant Agent for the account of each Canadian Revolving Credit Facility Lender or US Revolving Credit Facility Lender, as the case may be, on the outstanding and unpaid principal amount of each Revolving Credit Loan (but not any Bankers' Acceptances) made by such Lenders for the period commencing on the date when such Loan was made until such Loan shall be due at the then applicable Base Rate or Eurodollar Rate, as designated in the applicable Drawdown Notice or Selection Notice.

III.4.   Payment of Principal. The principal amount of each Revolving Credit Loan (including each Base Rate Refunding Loan) and each Canadian Swing Line Loan shall be due and payable to the Relevant Agent for the benefit of each Canadian Revolving Credit Facility Lender, Canadian Swing Line Facility Lender or US Revolving Credit Facility Lender, as the case may be, in full on the Revolving Credit Termination Date. The principal amount of any Base Rate Loan and any Canadian Swing Line Loan may be prepaid in whole or in part on any Business Day, without premium or penalty, provided (other than for Canadian Swing Line Loans) written notice is given to the Relevant Agent before 11:00 a.m. on such Business Day. All prepayments of Revolving Credit Loans shall be in the amount of US $100,000, or such greater amount which is an integral multiple of US $100,000, or the amount equal to all Outstandings under the respective Revolving Credit Facility on such Business Day, or such other amount as necessary to comply with Section 3.1(b) or Section 3.5.

III.5.   Reductions. The Facility Borrowers under the applicable Revolving Credit Facility shall, by notice from the Chief Financial Officer of Consoltex Group, have the right from time to time but not more frequently than once each calendar month, upon not less than five (5) days' written notice to the Relevant Agent from the Chief Financial Officer of Consoltex Group, to reduce the Total Commitment of the Canadian Revolving Credit Facility and the US Revolving Credit Facility, without penalty or premium, and no such reduction of the Total Commitment of one Revolving Credit Facility shall be made without an equivalent reduction of the Total Commitment of the other Revolving Credit Facility. The Relevant Agent shall give each Canadian Revolving Credit Facility Lender or US Revolving Credit Facility Lender, as the case may be, within one (1) Business Day of receipt of such notice, telefacsimile notice, or telephonic notice (confirmed in writing), of such reduction. Each such reduction shall be in the aggregate amount of US $500,000 or such greater amount which is in an integral multiple of US $100,000, or the entire remaining Total Commitment with respect to the Canadian Revolving Credit Facility and the US Revolving Credit Facility, and shall permanently reduce the applicable Total Commitment. Each reduction of the Total Commitment with respect to the Canadian Revolving Credit Facility and the US Revolving Credit Facility shall be accompanied by prepayment of the Revolving Credit Loans under such Revolving Credit Facility to the extent that, after giving effect to such reduction, the amount of Outstandings under such Revolving Credit Facility plus Outstandings under the corresponding Letter of Credit Facility on the

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
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day of such reduction exceeds the Total Commitment with respect to such Revolving Credit Facility on such day, together with accrued and unpaid interest on the amounts so prepaid.

III.6.   Commitment Fee. For the period beginning on the Closing Date and ending on the Revolving Credit Termination Date, the Facility Borrowers under each Revolving Credit Facility agree to pay to the Relevant Agent, for the pro rata benefit of the US Revolving Credit Facility Lenders or the Canadian Revolving Credit Facility Lenders, as the case may be, based on their Applicable Commitment Percentages with respect to the applicable Revolving Credit Facility, a fee calculated quarterly equal to the Commitment Fee in effect from time to time during the applicable quarter multiplied by the average daily amount by which the Total Commitment in effect during the applicable quarter with respect to the applicable Revolving Credit Facility exceeds, in the case of the US Revolving Credit Facility, the average daily aggregate Outstandings under the US Revolving Credit Facility during such quarter or exceeds, in the case of the Canadian Revolving Credit Facility, the average daily aggregate Outstandings under the Canadian Revolving Credit Facility (without giving effect to outstanding Swing Line Loans) during such quarter plus, with respect only to the Canadian Swing Line Facility Lender, the average daily aggregate Outstandings under the Canadian Swing Line Facility during such quarter. Such fees shall be due in arrears on the last Business Day of each May, August, November and February commencing May 1996 and on the Revolving Credit Termination Date. Notwithstanding the foregoing, so long as any Revolving Credit Facilities Lender is a Non-Funding Lender, such fee shall not accrue on the Commitment of such Lender until such Lender shall cease to be a Non-Funding Lender by (i) making available to the Borrowers all Defaulted Advances and (ii) repaying to the Relevant Agent all deficiency advances and interest required by Section 3.7.

III.7.   Deficiency Advances. No Revolving Credit Facility Lender shall be responsible for any default of any other Lender under the same Facility to make any Revolving Credit Loan or fund its purchase of any Participation hereunder nor shall the Commitment of any Revolving Credit Facility Lender hereunder be increased as a result of such default. Without limiting the generality of the foregoing, in the event any Revolving Credit Facility Lender shall fail to advance funds as herein provided, including without limitation as a result of being in any insolvency or receivership proceeding (a "Non-Funding Lender"), the Relevant Agent may in its discretion, but shall not be obligated to, advance under its Commitment for the applicable Revolving Credit Facility as a Lender all or any portion of such amount or amounts (each, a "deficiency advance") and shall thereafter be entitled to payments of principal of and interest on such deficiency advance in the same manner and at the same interest rate or rates to which such Non-Funding Lender would have been entitled had it made such Advance. Upon payment to the Relevant Agent from such Non-Funding Lender of the entire outstanding amount of each such deficiency advance, together with accrued and unpaid interest thereon (from the most recent date interest was paid to the Relevant Agent by the Facility Borrowers under the applicable Revolving Credit Facility on each Revolving Credit Loan comprising the deficiency advance) at the following respective rate for the following periods: (a) for the first three days such deficiency advance shall be outstanding, the Reference Rate in the case of the Canadian Revolving Credit Facility, or the interest rate per annum for overnight borrowing by the US Agent from the Federal Reserve Bank in the case of the US Revolving Credit Facility, and (b) thereafter, at the applicable Base Rate for Base Rate Loans under the applicable Revolving Credit Facility, then such payment shall be credited in full payment of such deficiency advance by the Relevant Agent and the Facility Borrowers under the applicable Revolving Credit Facility shall be deemed to have borrowed the amount of such deficiency advance from such other Revolving Credit Facility Lender as of the most recent date upon which any payments of interest were made by such Facility Borrowers thereon. Nothing in this Section 3.7 or otherwise in the Loan Documents shall be construed to limit any rights the Borrowers may have from time to time against a Non-Funding Lender.

III.8.   Use of Proceeds. The proceeds of the Loans made pursuant to the Revolving Credit Facility and the Canadian Swing Line Facility hereunder shall be used (a) in part to refinance and cancel existing term indebtedness and working capital facilities of the Borrowers, (b) to pay certain fees and expenses in connection with such refinancing and (c) for other general corporate purposes, including but not limited to permitted investments in Subsidiaries, Capital Expenditures, working capital investments and debt repayments.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
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III.9.   Extension of Stated Termination Date. (a) At least 90 but no more than 120 days prior to the Stated Termination Date in effect at the time of such notice with respect to each Revolving Credit Facility and Canadian Swing Line Facility (the "Existing Stated Termination Date"), the Borrowers may, by notice to each Agent, request an extension of the Existing Stated Termination Date for each Revolving Credit Facility by 364 days from its then scheduled occurrence. The Agents shall promptly notify each Lender of such request, and each such Lender under each Revolving Credit Facility shall in turn, in its sole discretion, not later than 60 days prior to the Existing Stated Termination Date, notify the Relevant Agent in writing as to whether such Lender will consent to such extension. If any Lender shall fail to notify the Relevant Agent in writing of its consent to any such request for extension of the Stated Termination Date at least 60 days prior to the Existing Stated Termination Date, such Lender shall be deemed to be a Non-Consenting Lender (as hereinafter defined) with respect to such request. The Agents shall notify the Borrowers not later than 59 days prior to the Existing Stated Termination Date of the decision of each of the Lenders regarding the Borrower's request for an extension of the Stated Termination Date.

(b)   If all of the Lenders consent in writing to any request for extension of the Stated Termination Date in accordance with subsection (a) to this Section 3.9, the Existing Stated Termination Date shall, effective as at the Existing Stated Termination Date (the "Extension Date"), be extended for an additional 364 days. If less than all of the Lenders consent in writing to any such request in accordance with subsection (a) of this Section 3.9, the Stated Termination Date in effect at such time shall, subject to the proviso below and effective as at the applicable Extension Date, be extended as to those Lenders that so consented (each a "Consenting Lender") but shall not be extended as to any other Lender (each such Lender and each Lender that fails to respond to a request for extension of the Stated Termination Date, a "Non-Consenting Lender"); provided that after giving effect to the Commitments with respect to such Revolving Credit Facility of all Consenting Lenders and all Assuming Lenders (as hereinafter defined) pursuant to subsection (c) of this Section 3.9 and any reduction in the Total Commitment with respect to each Revolving Credit Facility made in accordance with Section 3.5, one hundred percent (100%) of the Lenders whose aggregate amount of Commitments with respect to each Revolving Credit Facility equal the amount of the Total Commitment with respect to such Revolving Credit Facility consent in writing to such request for extension of the Stated Termination Date (any written consent delivered by a Consenting Lender pursuant to Section 3.9(a) satisfying such request). It is understood and agreed that no Lender shall have any obligation whatsoever to agree to any request made by the Borrowers for an extension of the Stated Termination Date with respect to either Revolving Credit Facility.

(c)   If less than all of the Lenders consent to any such request pursuant to subsection (a) of this Section 3.9, the Borrowers may arrange not less than thirty (30) days prior to the Existing Stated Termination Date for one or more Consenting Lenders and, to the extent the Commitment of one or more Non-Consenting Lenders is not assumed by the Consenting Lenders, for one or more other banks or financial institutions complying with the requirements set forth in Section 14.1, to effect an assignment of all or a portion of the Commitment of one or more Non-Consenting Lenders (each such bank or financial institution that so qualifies and accepts an offer to assume a Non-Consenting Lender's Commitment as of the Extension Date being an "Assuming Lender"), to assume as of the Extension Date the obligations of such Non-Consenting Lenders under this Agreement and the other Loan Documents thereafter arising, without recourse to or warranty by such Non-Consenting Lenders. The Borrowers shall deliver written notice to each Agent and each Consenting Lender of such arrangement not less than thirty (30) days prior to the Existing Stated Termination Date.

(d)   On each Extension Date, each Assuming Lender shall become a Lender for all purposes under this Agreement and the other Loan Documents as of such Extension Date, without any further acknowledgment by or the consent of the other Lenders, and the Commitment with respect to each Revolving Credit Facility of each Consenting Lender shall be increased by the amount, if any, of the Commitment with respect to either Revolving Credit Facility of a Non-Consenting Lender that such Consenting Lender has agreed to assume as of such Extension Date; provided, however, that the Relevant Agent shall have received not less than ten (10) days prior to such Extension Date:

(i)	an Assignment and Acceptance, effective as of such Extension Date, from each Assuming Lender, duly executed by such Assuming Lender and the applicable Non-Consenting Lender; and

(ii)	confirmation from each Consenting Lender that is increasing the amount of its Commitment with respect to either Revolving Credit Facility of the amount of such increase, in a writing satisfactory to the Borrowers and the Relevant Agent.

(e)	Promptly following each Extension Date, the Agents shall notify the then existing Lenders (including, without limitation, each Assuming Lender) and the Borrowers of the extension of the Stated Termination Date and shall record all relevant information with respect to each Assuming Lender on such date. Following each Extension Date, all references in this Agreement and in the other Loan Documents to the "Stated Termination Date" or the "Revolving Credit Termination Date" shall, with respect to each Consenting Lender and each Assuming Lender for such Extension Date, refer to the Stated Termination Date as so extended.

(f)	In no circumstances shall the Stated Termination Date of a Revolving Credit Facility be extended unless the other Revolving Credit Facility is extended to the same later date.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

ARTICLE IV

Letters of Credit

IV.1.   Letters of Credit. Each of the Issuing Banks agrees, subject to the terms and conditions of this Agreement, upon request of a Facility Borrower under the applicable Letter of Credit Facility and for its account, from time to time to issue Letters of Credit under the applicable Letter of Credit Facility. A request for issuance of a Letter of Credit shall be made by delivery to the Issuing Bank of an Application for Letters of Credit relating thereto in form and content reasonably acceptable to the Issuing Bank. The Outstandings under the US Letter of Credit Facility shall not exceed US $5,000,000 and no US Letter of Credit shall be issued if, after giving effect thereto, Outstandings on such day shall exceed the applicable Maximum Permitted Principal Amounts as of such day. The Outstandings under the Canadian Letter of Credit Facility shall not exceed US $10,000,000 and no Canadian Letter of Credit shall be issued if, after giving effect thereto, Outstandings on such day shall exceed the applicable Maximum Permissible Principal Amounts as of such day. No Letter of Credit shall have an expiry date or payment date occurring later than the earlier of one year after the date of its issuance or the 90th day after the Stated Termination Date; provided, however, in the event such expiry date is after the Stated Termination Date, there shall be deposited with the Relevant Agent on or before the Stated Termination Date an amount of cash equal to its stated amount remaining undrawn at the date of such deposit to be held pursuant to the terms of the applicable Cash Collateral Agreement. Letters of Credit issued under the US Letter of Credit Facility shall be issued in US Dollars; Letters of Credit issued under the Canadian Letter of Credit Facility may be issued in US Dollars or in Canadian Dollars or in any other currency acceptable to the Canadian Issuing Bank as selected by the applicable Facility Borrower.

IV.2.   Reimbursement. (a) Each Facility Borrower under the applicable Letter of Credit Facility hereby unconditionally agrees to pay to the applicable Issuing Bank at the Principal Office for the Relevant Agent all amounts required to pay all drafts drawn under the Letters of Credit issued for the account of such Facility Borrower by such Issuing Bank. To the extent permitted by Section 3.1(c)(iii), such amounts shall be paid with Base Rate Refunding Loans under the applicable Revolving Credit Facility. If a Base Rate Refunding Loan may not be advanced in payment of a Reimbursement Obligation, the applicable Facility Borrower shall pay such amount as of the Business Day immediately following receipt of the notice delivered pursuant to subsection (b) below.

(b)   In accordance with the provisions of Section 3.1(c)(iii), the Issuing Bank shall notify the Relevant Agent and the applicable Borrower of any drawing under any Letter of Credit promptly following the receipt by the Issuing Bank of such drawing. Each applicable Facility Borrower agrees to pay the Issuing Bank interest on any Reimbursement Obligations, which is not paid by such Facility Borrower on the next Business Day after receipt of such notice, at the applicable Default Rate in accordance with Section 5.9(c).

(c)   Each Lender under a Revolving Credit Facility (other than the Issuing Bank) shall automatically acquire on the date of issuance thereof, a Participation in both the liability of the Issuing Bank in respect of each Letter of Credit issued under the related Letter of Credit Facility and each Reimbursement Obligation that may arise as a result of any drawing under such Letter of Credit in an amount equal to its Applicable Commitment Percentage (with respect to the related Revolving Credit Facility) of such liability.

(i)   If a Base Rate Refunding Loan is not Advanced in payment of such Reimbursement Obligation and such Reimbursement Obligation is not otherwise satisfied by or on behalf of the Facility Borrowers, then each Canadian Revolving Credit Facility Lender or US Revolving Credit Facility Lender, as the case may be, shall fund by payment to the Relevant Agent (for the benefit of the Issuing Bank) in immediately available funds the purchase from the Issuing Bank of its Participation in a pro rata amount of the related Reimbursement Obligation based on its Applicable Commitment Percentage of the Total Commitment for the related Revolving Credit Facility. Such payments shall be made at such times and in such manner as set forth in Section 3.1(c)(iii) for a Base Rate Refunding Loan.

(ii)   The obligation of each Revolving Credit Facility Lender (other than the applicable Issuing Bank) to make payment to the Relevant Agent for the account of the Issuing Bank pursuant to this Section 4.2(c), and the right of the Issuing Bank to receive the same, shall be absolute and unconditional, shall not be affected by any circumstance whatsoever and shall be made without any offset, abatement, withholding or reduction whatsoever. If any applicable Revolving Credit Facility Lender is obligated to pay but does not pay amounts to the Relevant Agent for the account of the Issuing Bank in full upon such request as required by this Section 4.2(c), such Revolving Credit Facility Lender shall, on demand, pay to the Relevant Agent for the account of the Issuing Bank interest on the unpaid amount for each day during the period commencing on the date of notice given to such Revolving Credit Facility Lender pursuant to Section 3.1(c)(iii) until such Revolving Credit Facility Lender pays such amount to the Relevant Agent for the account of the Issuing Bank in full at, for the first three days following such notice, the interest rate per annum for overnight borrowing by the US Agent from the Federal Reserve Bank (or in the case of the Canadian Revolving Credit Facility, at the Reference Rate) and thereafter at the applicable Base Rate for Base Rate Loans under the applicable Revolving Credit Facility.

(iii)   In the event the applicable Revolving Credit Facility Lenders have acquired Participations in any Reimbursement Obligation as set forth in clause (ii) above, then at any time payment (in fully collected, immediately available funds) of such Reimbursement Obligation, in whole or in part, is received by the Issuing Bank from the Facility Borrowers under the applicable Letter of Credit Facility, the Issuing Bank shall promptly pay to each such Revolving Credit Facility Lender an amount equal to its Applicable Commitment Percentage of such payment.

(d)   Promptly following the end of each calendar quarter, the Issuing Bank shall deliver to the Relevant Agent and each Facility Borrower a notice describing the aggregate undrawn amount of all Letters of Credit at the end of such quarter. Upon the request of any Revolving Credit Facility Lender from time to time, the Issuing Bank shall deliver to the Relevant Agent and each Facility Borrower, and such Agent shall deliver to such Revolving Credit Facility Lender, any other information reasonably requested by such Revolving Credit Facility Lender with respect to each Letter of Credit outstanding at such time.

(e)   The issuance by the Issuing Bank of each Letter of Credit shall, in addition to the applicable conditions precedent set forth in Article VIII, be subject to the conditions that such Letter of Credit be in such form and contain such terms as shall be reasonably satisfactory to the Issuing Bank consistent with the then current practices and procedures of the Issuing Bank with respect to similar letters of credit, and the Facility Borrowers under the applicable Letter of Credit Facility shall have executed and delivered such other instruments and agreements relating to such Letters of Credit as the Issuing Bank shall have reasonably requested consistent with such practices and procedures. All Letters of Credit shall be issued pursuant to and subject to the Uniform Customs and Practice for Documentary Credits, 1993 revision, International Chamber of Commerce Publication No. 500 and all subsequent amendments and revisions thereto.

(f)   The Facility Borrowers under the applicable Letter of Credit Facility agree that the Issuing Bank may, in its sole discretion, accept or pay, as complying with the terms of any Letter of Credit, any drafts or other documents otherwise in order which may be signed or issued by an administrator, executor, trustee in bankruptcy, debtor in possession, assignee for the benefit of creditors, liquidator, receiver, attorney in fact or other legal representative of a party who is authorized under such Letter of Credit to draw or issue any drafts or other documents.

(g)   Without limiting the Facility Borrowers' rights as set forth in this Section 4.2, the obligation of the Facility Borrowers under each of the Letter of Credit Facilities to reimburse the Issuing Bank for drawings made under Letters of Credit in accordance with this Section 4.2 and the Issuing Bank's right to receive such payment shall be absolute, unconditional and irrevocable, and such obligations of such Facility Borrowers shall be performed strictly in accordance with the terms of this Agreement and such Letters of Credit and the related Applications for Letters of Credit, under all circumstances whatsoever, including the following circumstances:

(i)   any lack of validity or enforceability of the Letter of Credit, the obligation supported by the Letter of Credit or any other agreement or instrument relating thereto (the Letters of Credit and such other agreements and instruments being referred to collectively as the "Related LC Documents");

(ii)   any amendment or waiver of or any consent to or departure from all or any of the Related LC Documents;

(iii)   the existence of any claim, set-off, defense (other than the defense of payment in accordance with the terms of this Agreement) or other rights which any Facility Borrower under a Letter of Credit Facility may have at any time against any beneficiary or any transferee of a Letter of Credit (or any persons or entities for whom any such beneficiary or any such transferee may be acting), the Agents, the Revolving Credit Facility Lenders or any other Person, whether in connection with the Loan Documents, the Related LC Documents or any unrelated transaction;

(iv)   any breach of contract or other dispute between any Facility Borrower under a Letter of Credit Facility and any beneficiary or any transferee of a Letter of Credit (or any persons or entities for whom such beneficiary or any such transferee may be acting), the Agents, the Revolving Credit Facility Lenders or any other Person;

(v)   any draft, statement or any other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(vi)   any delay, extension of time, renewal, compromise or other indulgence or modification granted or agreed to by the Agent, with or without notice to or approval by the applicable Facility Borrower in respect of any of applicable Facility Borrowers' Obligations under any Related LC Documents; or

(vii)   any other circumstance or happening whatsoever, whether or not similar to any of the foregoing;

(h)   Any reimbursement payments made by any Borrower to either Issuing Bank, or to the Relevant Agent on behalf of such Issuing Bank, shall be made without prejudice to, and shall not constitute a waiver of, any right such Borrower or any other Borrower may have or might acquire, as a result of any payment by such Issuing Bank of any draft under a Letter of Credit, the reimbursement thereof by such Borrower or any other action taken or omitted to be taken by such Issuing Bank under or in connection with any Letter of Credit.

IV.3.   Letter of Credit Facility Fees. The Facility Borrowers under a certain Letter of Credit Facility shall, with respect to any Letter of Credit issued thereunder, pay to the Relevant Agent, for the pro rata benefit of the Revolving Credit Facility Lenders with respect to the applicable Revolving Credit Facility based on their Applicable Commitment Percentages of the Canadian Letter of Credit Facility at such time, in the case of the Canadian Revolving Credit Facility Lenders, and of the US Letter of Credit Facility at such time, in the case of the US Revolving Credit Facility Lenders, a fee on outstanding Letters of Credit issued under such Letter of Credit Facility which is determined using a rate equal to the Applicable Margin in effect from time to time under the Revolving Credit Facilities for Eurodollar Rate Loans. Such fees (i) under the US Letter of Credit Facility, shall be determined based on the average daily undrawn aggregate amount of all US Letters of Credit outstanding during the applicable fiscal quarter and shall be due and payable quarterly in arrears on the last day of each May, August, November and February, the first such payment to be made on the first such date occurring after the date of issuance of a Letter of Credit, and (ii) under the Canadian Letter of Credit Facility, (A) in the case of each commercial or documentary Letter of Credit, shall be determined based on the available daily amount thereof on the basis of the number of days such Letter of Credit is outstanding and a year of 365 days and shall be due and payable when such Letter of Credit is drawn or otherwise expired or cancelled and (B) in the case of each standby

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Letter of Credit, shall be determined on the available daily amount thereof on the basis of the number of days in the term of such standby Letter of Credit and a year of 365 days and shall be due and payable quarterly in advance, with any excess for the actual available daily amount thereunder, if any, being promptly remitted to the applicable Facility Borrower.

IV.4.   Administrative Fees. The Facility Borrowers under a certain Letter of Credit Facility shall pay to the Issuing Bank for such Facility (a) with respect to each Letter of Credit issued under such Facility, an issuance fee in an amount equal to .125% of the stated amount of such Letter of Credit, the fee to be payable on the date of issuance of such Letter of Credit, and (b) such other reasonable and customary administrative fees, if any, in connection with the Letters of Credit in such amounts and at such times as the Issuing Bank and the applicable Facility Borrowers with respect to such Letter of Credit Facility shall agree from time to time.

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ARTICLE V

Provisions Applicable to Certain Facilities

V.1.   Bankers' Acceptances

(a)   Period and Other Details. Bankers' Acceptances shall be for a period of thirty (30) days to three hundred and sixty-four (364) days; shall not allow for any day of grace; shall be signed as drawer by the applicable Facility Borrower under the Canadian Term Loan Facility or the Canadian Revolving Credit Facility or on its behalf by any one of the Canadian Facility Lenders requested to accept such Bankers' Acceptances to whom such Facility Borrower hereby gives an irrevocable power of attorney for such purpose; shall be issued on a Business Day; and shall mature on a Business Day which falls on or before the Term Loan Maturity Date or the Stated Termination Date, as the case may be.

(b)   Amounts. Each Bankers' Acceptance shall be of a minimum amount for each Canadian Facility Lender, of five hundred thousand Canadian Dollars (CAN $500,000) and integral multiples of one hundred thousand Canadian Dollars (CAN $100,000) in excess thereof.

(c)   Deposit in the Account. An amount equal to Discounted Proceeds relating to Bankers' Acceptances issued on any Business Day or, in the case of a Discount Note, an amount equal to the face amount of the Discount Note less the Discount shall be deposited by the relevant Canadian Facility Lenders before 2:00 P.M. on such day in the Borrower's Canadian Account unless Bankers' Acceptances are traded by the applicable Facility Borrower on the money market in which event the Discounted Proceeds shall be deposited by the applicable Facility Borrower before 2:00 P.M. on such day in the Borrower's Canadian Account. The applicable Facility Borrower shall cause an amount equal to the acceptance fee (to be distributed to the Relevant Lenders by the Canadian Agent as contemplated in Section 5.1(f) below) to be deposited before 2:00 P.M. on such day in the Borrower's Canadian Account.

(d)   Trading. The applicable Facility Borrower under the Canadian Term Loan Facility or the Canadian Revolving Credit Facility may trade the Bankers' Acceptances (but not a Discount Note) on the money market or directly with the Canadian Facility Lenders. The Canadian Agent shall have no duties or liabilities with respect to such trading.

(e)   Payment. On the maturity date of any Bankers' Acceptance outstanding, the applicable Facility Borrower shall, subject to any conversion or election in accordance with Section 5.5, pay to the Canadian Agent an amount equal to the face amount of such Bankers' Acceptance; if such amount is not so paid or otherwise be the subject of a conversion or election in accordance with Section 5.5, it shall automatically be debited by the Canadian Agent from the Borrower's Canadian Account as a Base Rate Advance under the Canadian Revolving Credit Facility made to the applicable Facility Borrower.

(f)   Acceptance Fee. Upon acceptance of a Bankers' Acceptance or the issuance of a Discount Note, an acceptance fee equal to the Applicable Margin, multiplied by the face amount of such Bankers' Acceptance or Discount Note, as the case may be, and multiplying the product so obtained by a fraction having a numerator equal to the number of days of the period of such Bankers' Acceptance and a denominator of 365, shall be paid by the relevant Facility Borrower to the Canadian Agent, for the account of the applicable Canadian Facilities Lenders.

From the date and as long as amounts owed hereunder bear interest at the Default Rate, as provided for in Section 5.9(c), the acceptance fee payable pursuant to this Section 5.1(f) shall be equal to the Applicable Margin increased by two percent (2%), such increase to be calculated on the face amount of any outstanding Bankers' Acceptances for the number of days to elapse between and including such date and the last day of the period of such Bankers' Acceptances. The applicable Facility Borrower shall pay such increase upon demand from the Canadian Agent for the account of the relevant Canadian Facilities Lenders; should the Default Rate cease to be

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applicable on a date which is prior to the last day of the period of the Bankers' Acceptances, the Canadian Agent shall then make an appropriate adjustment and upon receipt from the relevant Canadian Facilities Lenders of the amount representing such adjustment, remit same to the applicable Facility Borrower.

Should an increase or a decrease occur in the Applicable Margin during the period of any outstanding Bankers' Acceptances, the acceptance fee payable with respect to such Bankers' Acceptances pursuant to this Section 5.1(f) shall be equal, as from the date of such change, to the Applicable Margin so increased or decreased, such increase or decrease to be calculated on the face amount of such Bankers' Acceptances for the number of days to elapse between and including such date and the last day of the period of such Bankers' Acceptances. The relevant Borrower shall pay such increase upon demand from the Canadian Agent for the account of the relevant Lenders; in the case of a decrease, the Canadian Agent shall make an appropriate adjustment and upon receipt from the relevant Lenders of the amount representing such adjustment, remit same to the relevant Borrower.

(g)   Bankers' Acceptances by Non-BA Lenders. Whenever a Facility Borrower under the Canadian Term Loan Facility or the Canadian Revolving Credit Facility obtains an Advance by way of Bankers' Acceptances, each Non-BA Lender shall, in lieu of accepting a Bankers' Acceptance, make a Loan under such Canadian Facility evidenced by a Discount Note.

V.2.   Manner of Payment. (a) Each payment of principal (including any prepayment) and payment of interest and fees (other than acceptance fees referred to in Section 5.1(f)), and any other amount required to be paid to a Lender with respect to a Facility shall be made to the Relevant Agent at the Principal Office for the account of each such Lender in the currency in which it is outstanding in immediately available funds on or before 12:30 P.M. on the date such payment is due. Following the occurrence of an Acceleration Event, the Relevant Agent may, but shall not be obligated to, debit the amount of such payment from any one or more ordinary deposit accounts of a Facility Borrower under the applicable Term Loan Facility, Term B Loan Facility, Revolving Credit Facility or Canadian Swing Line Facility with it. Each payment of principal and payment of interest made with respect to a Canadian Swing Line Loan shall be made to the Canadian Swing Line Lender in the currency in which it is outstanding in immediately available funds on or before 12:30 P.M. on the date such payment is due or made.

(b)   The Relevant Agent shall deem any payment that is not made in conformity to Section 5.2(a) to be a non-conforming payment. Any such non-conforming payment shall not be deemed to be received by the Relevant Agent until (i) the day when, before 12:30 P.M., the payment funds in the appropriate currency become available funds and (ii) if such funds become available funds after 12:30 P.M., then the next Business Day. Any non-conforming payment may constitute or become a Default or Event of Default. The Canadian Swing Line Lender shall deem any payment that is not made in conformity to Section 5.2(a) to be a non-conforming payment. Any such non-conforming payment shall not be deemed to be received by the Canadian Swing Line Lender until (i) the day when, before 12:30 P.M. the payment funds in the appropriate currency become available funds and (ii) if such funds become available funds after 12:30 P.M., than the next Business Day. Any non-conforming payment may constitute or become a Default or Event of Default.

(c)   In the event that any payment hereunder becomes due and payable on a day other than a Business Day, then such due date shall be extended to the next succeeding Business Day unless provided otherwise under clauses (ii) and (iii) of the definition of "Interest Period"; provided, however, that interest shall continue to accrue during the period of any such extension; and provided further, however, that in no event shall any such due date with respect to any payment on the Term Loan be extended beyond the Term Loan Maturity Date, nor shall any such due date with respect to any payment on the Term B Loan be extended beyond the Term B Loan Maturity Date, nor shall any such due date with respect to any payment on a Revolving Credit Loan be extended beyond the Stated Termination Date.

V.3.   Notes. The Advances made under any US Facility shall be evidenced by the Notes, payable to the order of each US Facility Lender in the respective amount of its Applicable Commitment Percentage of the Total Commitment for the relevant Facility, which Notes shall be dated the Closing Date or a later date pursuant to an

Assignment and Acceptance and shall be duly completed, executed and delivered by the applicable Facility Borrowers in accordance with the terms of this Agreement.

V.4.   Limitation Relating to Segments. Eurodollar Rate Segments, Bankers' Acceptances Segments, and Base Rate Segments may be outstanding at the same time, provided, however, there shall not be outstanding at any one time Eurodollar Rate Segments having more than ten (10) different Interest Periods under the Canadian Facilities and ten (10) different Interest Periods under the US Facilities or Bankers' Acceptances Segments having more than ten (10) different periods.

V.5.   Conversions and Elections of Subsequent Interest Periods So long as no Event of Default or Default under Sections 12.1(b), (g) or (h) has occurred and is continuing, or no Acceleration Event has occurred, the Facility Borrowers with respect to any certain Facility may upon delivery of a Selection Notice to the Relevant Agent on or before 11:00 A.M.:

(a)   on any Business Day, convert any Eurodollar Rate Segment or any Bankers' Acceptance Segment under such Facility to a Base Rate Segment under such Facility on the last day of the Interest Period or period for such Segment;

(b)   at least three (3) Business Days' prior to such election or conversion, elect a subsequent Interest Period for any Eurodollar Rate Segment under such Facility to begin on the last day of the then current Interest Period for such Eurodollar Rate Segment, or convert any Base Rate Segment under such Facility to a Eurodollar Rate Segment under such Facility;

(c)   at least two (2) Business Days before the last day of the then current period of a Bankers' Acceptance Segment under such Facility, elect a subsequent period for such Bankers' Acceptance Segment to begin on the last day of the then current period for such Bankers' Acceptance Segment;

(d)   if such Facility is a Canadian Facility, at least two (2) Business Days before the last day of the then current Interest Period for any Eurodollar Rate Segment under such Facility, convert such Segment to a Bankers' Acceptance Segment under such Facility to begin on the last day of the then current Interest Period for such Eurodollar Rate Segment;

(e)   if such Facility is a Canadian Facility other than the Canadian Swing Line Facility, at least two (2) Business Days before such election or conversion, convert any Base Rate Segment under such Facility into a Bankers' Acceptance Segment under such Facility;

(f)   if such Facility is a Canadian Facility, at least three (3) Business Days before the last day of the period of any Bankers' Acceptance Segment under such Facility, convert such Bankers' Acceptances Segment into a Eurodollar Rate Segment under such Facility to begin on the last day of the then current period for such Bankers' Acceptances Segment;

(g)   if such Facility is a Canadian Facility, on any Business Day, convert any Base Rate Segment under such Facility in Canadian Dollars into a Base Rate Segment under such Facility in US Dollars or a Base Rate Segment under such Facility in US Dollars into a Base Rate Segment under such Facility in Canadian Dollars.

Each election and conversion pursuant to this Section 5.5 shall be subject to the limitations set forth in the definition of "Interest Period" herein, in Sections 2.1 and 5.4 and in Article VII. The Relevant Agent shall give written notice to each applicable Lender of such notice prior to 3:00 P.M. on the day such notice of election or conversion is received. All such continuations or conversions of Segments shall be effected pro rata based on the Applicable Commitment Percentages of each Lender under the applicable Facility. Any conversion of a Segment

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under a Canadian Facility into a Base Rate Segment under such Canadian Facility made pursuant to this Section 5.5 may be made into a Base Rate Segment in US Dollars or Canadian Dollars.

V.6.   Deemed Conversion. If the Relevant Agent does not receive a Selection Notice giving notice of election, conversion or continuation of any Loan or Segment under a Facility, as the case may be, by the time prescribed by Section 5.5, the Facility Borrowers with respect to the Facility under which such Loan or Segment is outstanding shall be deemed to have elected to convert such Loan or Segment to (or continue such Loan or Segment as) a Canadian Dollar Base Rate Segment under the applicable Canadian Facility or a US Dollar Base Rate Segment under the applicable US Facility until such time as a Selection Notice is delivered to the Relevant Agent in accordance with Section 5.5.

V.7.   Pro Rata Payments. Except as otherwise provided herein, (a) each payment or prepayment on account of principal or interest or fee under a Facility shall be made to the Relevant Agent for the account of the Lenders under such Facility pro rata based on their Applicable Commitment Percentages, (b) all payments to be made by the Facility Borrowers for the account of each of the Lenders on account of principal, interest and fees, shall be made without diminution, set-off, recoupment or counterclaim, and (c) the Relevant Agent will promptly distribute to the Lenders under the applicable Facility in immediately available funds payments received in fully collected, immediately available funds.

V.8.   Exchange Rate; Conversion.

(a)   Repayment. When an Advance under either Canadian Facility in Canadian Dollars is converted into US Dollars or, as the case may be, an Advance under either Canadian Facility in US Dollars is converted into Canadian Dollars, the applicable Facility Borrower shall be deemed to have repaid such Advance in the currency in which it was made and to have borrowed a new sum in the other currency on the date of conversion (although the conditions set forth in Article VIII need not be satisfied at the time of such conversion).

(b)   Exchange Rate. The exchange rate for the purposes of a disbursement under a Canadian Facility in a currency other than Canadian Dollars, or for the purposes of a conversion from a currency into another, or for the purposes of calculating compliance with any covenant hereunder, shall be the conversion rate of the Bank of Canada, spot rate, at 12:00 noon on the date of such disbursement, conversion or calculation.

(c)   Fluctuation in Currencies. On the last Business Day of each month and each time the particular circumstances may require, the Canadian Agent may establish the equivalent amount in Canadian Dollars of the Advances then outstanding under either Canadian Facility in another currency; such calculation shall be made at the conversion rate of the Bank of Canada, spot rate, at 12:00 noon, on the date of such calculation.

(d)   Judgment; Realization. (i) If, in order to obtain judgment in Canada, it is necessary to convert into Canadian Dollars an amount owed in another currency, the conversion shall be made at the conversion rate of the Bank of Canada, spot rate, as of 12:00 noon on the Business Day prior to the date judgment was rendered; (ii) if there is a change in the exchange rate between the Business Day prior to the date of judgment and the day the payment ordered by the court is made, the Facility Borrowers under the applicable Canadian Facility shall pay on demand or, as the case may be, shall deduct from payment, the sum, if any, required to be added or, as the case may be, to be deducted so that the sum paid in Canadian Dollars shall be equal to that due in the other currency after conversion to the conversion rate of the Bank of Canada, spot rate, in effect at 12:00 noon on the day of payment. Any sum owed by a Facility Borrower under the applicable Canadian Facility under this Section 5.8 shall constitute a distinct debt, not included in any judgment which may have already been rendered with respect thereto; and (iii) should the proceeds in Canadian Dollars of any Collateral be distributed to a Lender, any sum owed to such Lender in a currency other than Canadian Dollars shall be deemed converted in Canadian Dollars at the conversion rate of the Bank of Canada, spot rate, at 12:00 noon on the day of such distribution.

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(e)   Prepayments under the Canadian Term Loan Facility shall be made in an amount equal to the amount by which the aggregate principal amount of the Loans outstanding under such Facility on any Business Day exceeds the Total Commitment under the Canadian Term Loan Facility on such Business Day as a result of any currency determination made pursuant to Section 5.8(c), such amount to be paid within two (2) Business Days following demand therefor by the Canadian Agent and to be applied to pay such excess but not to be applied to the installments of principal set forth in Section 2.3. Prepayments under the Canadian Revolving Credit Facility shall be made in an amount equal to the amount by which the aggregate principal amount of the Loans outstanding under such Facility on any Business Day exceeds the Total Commitment under the Canadian Revolving Credit Facility on such Business Day as a result of any currency determination made pursuant to Section 5.8(c), such amount to be paid within two (2) Business Days following demand therefor by the Canadian Agent and to be applied to pay such excess.

V.9.   Interest.

(a)   Calculation - Canadian Facilities. (i) The interest is calculated each day at the rate as provided for herein, until but excluding the day of full payment of the amount on which it accrues and in the case of the Eurodollar Rate, it is calculated on the number of days comprised in the applicable Interest Period; (ii) the interest is calculated daily; (iii) the interest is calculated on the basis of a 365-day year (except for the Eurodollar Rate which is calculated on a 360-day basis); (iv) in the determination of the interest rate or the calculation of interest, the interest paid shall not be deemed to have been reinvested; (v) the Applicable Margin and fees (including acceptance fees) are calculated as interest is calculated. For the purposes of the *Interest Act* (Canada), in the case of a leap year, the yearly rate of interest to which the rate of interest calculated on a 365-day basis is equivalent shall be such rate multiplied by three hundred and sixty-six (366) and divided by three hundred and sixty-five (365). For the purposes of the same Act, the annual rate of interest equivalent to the Eurodollar Rate is calculated by dividing the amount of the interest calculated for the applicable Interest Period by the amount of the Eurodollar Rate Segment, multiplied by a fraction whose numerator is equal to the true number of days included in the twelve (12) months making up the applicable year and whose denominator is equal to the true number of days accumulated during the applicable Interest Period.

(b)   Calculation - US Facilities. Interest and fees with respect to the US Facilities shall be computed on the basis of a year of 360 days (except interest on Base Rate Loans shall be computed on the basis of a year of 365 days) and calculated for the actual number of days (including the first day but excluding the last day) elapsed in the period for which such interest or fees are payable.

(c)   Default Rate. Notwithstanding anything contained herein to the contrary, if any amount (whether owed as principal, interest, fee or otherwise) due under this Agreement is not paid when due (at maturity, by acceleration or otherwise) or any Event of Default with respect to Section 11.1 shall have occurred and be continuing, all amounts owing under all the Facilities shall bear interest thereafter at the Default Rate until the Business Day (pursuant to Section 5.2(a)) such amount is paid in full or the obligation of the applicable Borrower to pay such amount is waived or such Event of Default is cured or waived.

(d)   Date of Payment. Interest on each Loan shall be paid (i) quarterly in arrears on the last Business Day of each May, August, November and February, commencing May 1996, for each Base Rate Loan and each Canadian Swing Line Loan, (ii) on the last day of the applicable Interest Period for each Eurodollar Rate Loan and, if such Interest Period extends for more than three (3) months, at intervals of three (3) months after the first day of such Interest Period or (iii) if earlier, upon payment in full of the principal amount of such Loan.

V.10.   Prepayments and Cash Collateral.   Notwithstanding any of the other provisions of this Agreement, if any repayment or prepayment of Eurodollar Rate Loans, Eurodollar Rate Segments, Bankers' Acceptances (and Discount Notes issued in lieu thereof) or Bankers' Acceptances Segments is required to be made or is made other than on the last day of the Interest Period therefor or period thereof, respectively, the applicable Facility Borrower may in its sole discretion (but shall not be required to) deposit the amount of any such repayment

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or prepayment in the applicable Cash Collateral Account until the last day of such Interest Period or such period, at which time the Relevant Agent shall be authorized (without any further action by any Borrower) to apply such amount to the payment of such Loan, Segment, Bankers' Acceptance or Discount Note.

V.11.   Evidence of Obligations. The Agents, and the Canadian Swing Line Facility Lender, with respect to the Loans under the Canadian Swing Line Facility, shall open and maintain in their books, accounts and records evidencing the Loans made available by the Lenders, payments or account thereof and all other amounts becoming due hereunder, including interest and fees. Such accounts and records shall constitute *prima facie* evidence of the obligations of the applicable Facility Borrower under the Canadian Facilities absent demonstrable error, and the Notes shall constitute *prima facie* evidence of the obligations of the applicable Facility Borrowers under the US Facilities.

V.12.   Risk Participation among Lenders. In the event that pursuant to the allocation of proceeds made in conformity with Section 12.5, the aggregate amount of the Outstandings owing to the Canadian Lenders are not equal to the amount of the Outstandings owing to the US Lenders, then the Lenders to whom less Outstandings are owed (the "Participating Lenders") shall purchase Participations in the Outstandings owing to the other Lenders (the "Selling Lenders") in an amount by each Participating Lender such that, after giving effect to such Participations, the Applicable Outstanding Percentage for each Lender shall be equal to such Lender's Applicable Total Commitment Percentage. Each Participating Lender shall pay to the Relevant Agent for the account of the Selling Lenders in US Dollars and in immediately available funds, an amount equal to its Participation (as given notice thereof by the Relevant Agent) within five (5) Business Days of receipt of such notice. Simultaneously with the making of each such payment, each Participating Lender shall, automatically and without any further action on the part of any Lender, acquire a Participation in the amount of such payment in the Obligations of the applicable Facility Borrowers related to the Outstandings in which the Participating Lenders purchase such Participation.

ARTICLE VI

Security

VI.1.   Security. As security for the full and timely payment of all Obligations, the following Borrowers or Guarantors shall on or before the Original Closing Date grant for the benefit of the Lenders the following duly perfected first priority (subject to Permitted Liens) security interest and hypothecs:

(a)   collateral security interest and hypothec by each of the Borrowers and Guarantors (excluding Consoltex International, Consoltex Mexico, Rafytek, Rafytica, Royalton, Marino Mexico, Vera Pak and Vestco) in all Collateral;

(b)   pledge of the bonds issued by Consoltex and Consoltex Group and secured by the Collateral of such Borrowers;

(c)   cross corporate guarantees of the Obligations of each of the Borrowers by each of the Guarantors (Rafytek, Consoltex Mexico, Rafytica, Royalton, Marino Mexico, Vera Pak and Vestco to guarantee only the Obligations of Consoltex Mexico, Consoltex Group, Consoltex, Rafytek, Rafytica, Royalton, Marino Mexico, Vestco and Vera Pak);

(d)   assignment, pledge and hypothec of 100% of the issued and outstanding shares of each of the Guarantors (sixty-five percent (65%) in the case of the voting shares of Consoltex Mexico, Rafytek, Rafytica and Marino Mexico) with the exception of the shares issued by Consoltex Group, Royalton, Vera Pak and Vestco,

in each case in accordance with the terms, and to the extent required in, the applicable Security Instruments, and do all things necessary in the reasonable opinion of the Agents and their counsel to grant to the US Collateral Agent and the Canadian Collateral Trustee for the benefit of the Lenders a duly perfected first priority security interest in all Collateral subject to no prior Lien other than Permitted Liens.

VI.2.   Further Assurances. At the request of either Agent, the Borrowers will or will cause their Subsidiaries, as the case may be to execute, by their duly authorized officers, alone or with either Agent, the US Collateral Agent or the Canadian Collateral Trustee, as applicable, any certificate, instrument, statement or document, or to procure any such certificate, instrument, statement or document, or to take such other action (and pay all connected costs) which either Agent reasonably deems necessary from time to time to create, continue or preserve the Liens in the Collateral (and the perfection and priority thereof) of the US Agent, the US Collateral Agent and the Canadian Collateral Trustee contemplated hereby and by the other Loan Documents.

VI.3.   Information Regarding Collateral. Each Borrower represents, warrants and covenants that (i) the chief executive office of such Borrower and each of its Subsidiaries providing Collateral (each, a "Grantor") at the Closing Date is located at the address or addresses specified on Schedule 6.3, and (ii) Schedule 6.3 contains a true and complete list of (a) the name and address of each Grantor and of each other Person that has effected any merger or consolidation with a Grantor or contributed or transferred to a Grantor any material property constituting Collateral at any time since December 31, 1995 (excluding Persons making sales in the ordinary course of their businesses to a Grantor of property constituting inventory in the hands of such seller), (b) each location of the chief executive office of each Grantor at any time since December 31, 1995 and (c) each location at which any material property constituting Collateral is or has been located since December 31, 1995 (together with the name of each owner of the real property located at such address if not the applicable Grantor). No Borrower shall change or permit any other Grantor to change the location of its chief executive office or to move any material portion of the Collateral to any location not specified in clause (c) of the immediately preceding sentence, except upon giving not less than ten (10) Business Days' prior written notice to each Agent and taking or causing to be taken all such action at such Borrower's or such other Grantor's expense as may be reasonably requested by either Agent, the US Collateral Agent or the Canadian Collateral Trustee to perfect or maintain the perfection of the Lien of the US Agent or the Canadian Collateral Trustee, as applicable, in the applicable Collateral.

VI.4.   Limitation of Consoltex Obligations. It is expressly agreed that to the extent the Obligations of Consoltex under any Loan Documents involve its guaranty of or responsibility for (or its grant of a security interest to secure its guaranty of or responsibility for) the Obligations of Consoltex Group, or of or for any liability of any other Guarantor with respect to the Obligations of Consoltex Group, the amount of Consoltex's guaranty or such responsibility (and the amount of such guaranty or responsibility that is secured) shall not exceed the Consoltex Maximum Amount as defined in the applicable Facility Guaranty.

ARTICLE VII

Yield Protection and Illegality

VII.1. <u>Additional Costs</u>. (a) The Borrowers shall within two (2) Business Days of demand therefor by any Lender (with a copy of such demand to the Relevant Agent) pay to the Relevant Agent for the account of such Lender from time to time, without duplication, such amounts as such Lender may reasonably determine to be necessary to compensate it for any costs incurred by such Lender which it determines are attributable to its making or maintaining any Loan or its obligation to make any Loans, or the issuance or maintenance by an Issuing Bank, of or any other Lender's Participation in any Letter of Credit issued hereunder, or any reduction in any amount receivable by such Lender under this Agreement or the Bankers' Acceptances or the Notes in respect of any of such Loans or the Letters of Credit, including reductions in the rate of return on a Lender's capital (such increases in costs and reductions in amounts receivable and returns being herein called "Additional Costs"), resulting from any Regulatory Change which: (i) changes the basis of taxation of any amounts payable to such Lender under this Agreement or the Bankers' Acceptances or the Notes in respect of any of such Loans or the Letters of Credit (excluding for purposes of this <u>Section 7.1</u> any such increased costs resulting from (A) Taxes (as to which <u>Section 7.7</u> shall govern), and (B) changes in the basis of taxation of overall net income or overall gross income by the United States, by Canada or by any other foreign jurisdiction or state under the laws of which such Lender is organized or has its Lending Office or any political subdivision thereof); or (ii) imposes or modifies any reserve, special, deposit, or similar requirements relating to any extensions of credit or other assets of, or any deposits with or other liabilities of, such Lender (other than any such reserve, special, deposit or other similar requirement reflected in the Prime Rate, the Reference Rate, the Federal Funds Effective Rate or the Interbank Offered Rate, or otherwise provided for in <u>Section 7.6</u>); or (iii) has the effect of reducing the rate of return on capital of any such Lender to a level below that which the Lender would have achieved but for such Regulatory Change (taking into consideration such Lender's policies and the policies of its parent corporation with respect to capital adequacy); <u>provided</u>, <u>however</u>, that any demand for Additional Costs is made by the applicable Lender within 60 days after the date on which the officer of such Lender who has responsibility for compliance with the obligations under this Agreement knows or has reason to know of such Lender's right to any Additional Costs under this <u>Section 7.1(a)</u> or, if any such Lender fails to deliver such demand within such 60-day period, such Lender shall only be entitled to compensation for any Additional Costs from and after the date that is 60 days prior to the date such Lender delivers such demand; and <u>provided</u> <u>further</u>, <u>however</u>, that before making any such demand, each Lender agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Lending Office if the making of such a designation would avoid the need for, or reduce the amount of, such Additional Costs and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender. A certificate as to the amount of such Additional Costs (including the basis of calculation thereof) and an explanation of the Regulatory Change giving rise thereto, submitted to the Borrowers and the Relevant Agent by such Lender, shall be conclusive and binding for all purposes, absent demonstrable error.

(b) Without limiting the effect of the foregoing provisions of this <u>Section 7.1</u>, in the event that, by reason of any Regulatory Change, any Lender either (i) incurs Additional Costs based on or measured by the excess above a specified level of the amount of a category of deposits or other liabilities of the Lender which includes deposits by reference to which the interest rate on Eurodollar Rate Loans or Eurodollar Rate Segments is determined as provided in this Agreement or a category of extensions of credit or other assets of any Lender which includes Eurodollar Rate Loans or Eurodollar Rate Segments or (ii) becomes subject to restrictions on the amount of such a category of liabilities or assets which it may hold, then (A) if the Lender so elects by notice to the other Lenders and the Facility Borrowers, the obligation hereunder of such Lender to make Eurodollar Rate Loans, and to convert Base Rate Segments or Bankers' Acceptances Segments into Eurodollar Rate Segments, that are the subject of such restrictions shall be suspended until the date such Regulatory Change ceases to be in effect and the Borrowers shall, on the last day(s) of the then current Interest Period(s) for outstanding Eurodollar Rate Segments, convert such Eurodollar Rate Segments into Base Rate Segments or Bankers' Acceptances Segments, if available and as selected by the applicable Facility Borrowers with appropriate prior notice having been given; <u>provided</u>, <u>however</u>, that the suspension of such obligation and the conversion of any Eurodollar Rate Segments into Base

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Rate Segments or Bankers' Acceptances Segments, if available and as selected by the applicable Facility Borrowers with appropriate prior notice having been given shall apply only to any Lender who is affected by such restrictions, and the obligation of the other Lenders to make Eurodollar Rate Loans, and to convert Base Rate Segments or Bankers' Acceptances Segments into Eurodollar Rate Segments, shall not be affected by such restrictions and (B) the Facility Borrowers may, upon at least five (5) Business Days' notice to such Lender (with a copy of such notice to the Relevant Agent), elect that, until the circumstances causing such demand for Additional Costs no longer apply to such Lender, all Eurodollar Rate Loans or Eurodollar Rate Segments that would otherwise be made by such Lender shall be made instead as Base Rate Loans or Base Rate Segments or Bankers' Acceptances or Bankers' Acceptances Segments, if available and as selected by the applicable Facility Borrowers with appropriate prior notice having been given, respectively. In the event that the obligation of some, but not all, of the Lenders to make Eurodollar Rate Loans, or to convert Base Rate Segments or Bankers' Acceptances Segments into Eurodollar Rate Segments, is suspended, then any request by any Borrower during the pendency of such suspension for a Eurodollar Rate Loan or Eurodollar Rate Segments shall be deemed a request for such Eurodollar Rate Loan or Eurodollar Rate Segments from the Lender(s) not subject to such suspension and for a Base Rate Loan or Base Rate Segments or Bankers' Acceptances or Bankers' Acceptances Segments, if available and as selected by the applicable Facility Borrowers with appropriate prior notice having been given, from the Lender(s) who are subject to such suspension, in each case in the respective amounts based on the Lenders' respective Applicable Commitment Percentages as the context may require.

(c)   Determinations by any Lender for purposes of this Section 7.1 of the effect of any Regulatory Change on its costs of making or maintaining, or being committed to make Loans, or by either Issuing Bank of the effect of any Regulatory Change on its costs in connection with the issuance or maintenance of, or any other Lender's Participation in, any Letter of Credit issued hereunder, or the effect of any Regulatory Change on amounts receivable by any Lender in respect of Loans or Letters of Credit, and of the additional amounts required to compensate such Lender in respect of any Additional Costs, shall be made taking into account such Lender's policies, or the policies of the parent corporation of such Lender, as to the allocation of capital, costs and other items. No request shall be made by any Lender for payment of any Additional Costs under this Section 7.1 unless such Lender has made or is making similar requests with respect to the same Regulatory Change of its other borrowing customers similarly situated with the Borrowers.

VII.2.   Suspension of Loans   Anything herein to the contrary notwithstanding, if, on or prior to the determination of any interest rate for any Eurodollar Rate Loan or Eurodollar Rate Segment for any Interest Period, the Relevant Agent determines (which determination made on a reasonable basis shall be conclusive absent demonstrable error) that:

(a)   quotations of interest rates for the relevant deposits referred to in the definition of "Interbank Offered Rate" in Section 1.1 are not being provided in the relevant amounts or for the relevant maturities for purposes of determining the rate of interest for such Eurodollar Rate Loan or Eurodollar Rate Segment as provided in this Agreement; or

(b)   the relevant rates of interest referred to in the definition of "Interbank Offered Rate" in Section 1.1 upon the basis of which the Eurodollar Rate for such Interest Period is to be determined do not adequately reflect the cost to the Lenders of making or maintaining such Eurodollar Rate Loan or Eurodollar Rate Segment for such Interest Period;

then the Relevant Agent shall give the other Agent and the Authorized Representatives prompt notice thereof, and so long as such condition remains in effect, the Lenders shall be under no obligation to make Eurodollar Rate Loans that are subject to such condition, or to convert Base Rate Segments or Bankers' Acceptances Segments into Eurodollar Rate Segments, and the Borrowers shall on the last day(s) of the then current Interest Period(s) for all such outstanding Eurodollar Rate Segments, as applicable, convert all such Eurodollar Rate Segments into another Eurodollar Rate Segment if such Eurodollar Rate Segment is not subject to the same or similar condition, or Base Rate Segments or Bankers' Acceptances Segments, if available hereunder. The Relevant Agent shall give the Authorized Representatives notice describing in reasonable detail any event or condition described in this Section

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<u>7.2</u> promptly following the determination by the Lenders that the availability of Eurodollar Rate Loans or Eurodollar Rate Segments is, or is to be, suspended as a result thereof.

VII.3. <u>Illegality</u>. Notwithstanding any other provision of this Agreement, in the event that it becomes unlawful for any Lender to honor its obligation to make Eurodollar Rate Loans or maintain Eurodollar Rate Segments hereunder, then such Lender shall promptly notify the Authorized Representatives (with a copy to the Agents) and such Lender's obligation to make Eurodollar Rate Loans or continue Eurodollar Rate Segments, or to convert Base Rate Segments or Bankers' Acceptances Segments into Eurodollar Rate Segments, shall be suspended until such time as such Lender may again make Eurodollar Rate Loans and maintain Eurodollar Rate Segments, and such Lender's outstanding Eurodollar Rate Segments shall be converted into Base Rate Segments or Bankers' Acceptances Segments, if available and as selected by the applicable Facility Borrowers with appropriate prior notice having been given in accordance with <u>Article V</u> or earlier if required by applicable law. The conversion of any Eurodollar Rate Segments into Base Rate Segments or Bankers' Acceptances Segments, if available and as selected by the applicable Facility Borrowers with appropriate prior notice having been given shall apply only to any Lender who is affected by such restrictions and who has provided the notice described above, and the obligation of the other Lenders to make Eurodollar Rate Loans, and to convert Base Rate Segments or Bankers' Acceptances Segments into Eurodollar Rate Segments, shall not be affected by such restrictions. In the event that the obligation of some, but not all, of the Lenders to make Eurodollar Rate Loans, or to convert Base Rate Segments or Bankers' Acceptances Segments into Eurodollar Rate Segments, is so suspended, then any request by the Borrowers during the pendency of such suspension for a Eurodollar Rate Loan or Eurodollar Rate Segment shall be deemed a request for such Eurodollar Rate Loan or Eurodollar Rate Segment from the Lender(s) not subject to such suspension and for a Base Rate Loan or Base Rate Segment or Banker's Acceptances or Bankers' Acceptances Segments, if available and as selected by the applicable Facility Borrowers with appropriate prior notice having been given, from the Lender(s) who are subject to such suspension, in each case in the respective amounts based on the Lenders' respective Applicable Commitment Percentages as the context may require.

VII.4. <u>Compensation</u>. The Borrowers shall promptly pay to each Lender, upon the request of such Lender, such amount or amounts as shall be sufficient (in the reasonable determination of such Lender) to compensate it for any loss (excluding any loss of anticipated profits), cost or expense reasonably incurred by it in order to pay interest to Lenders on funds borrowed by it to make or carry its Eurodollar Rate Loans or Bankers' Acceptances as Eurodollar Rate Segments or Bankers' Acceptances Segments, respectively, or to liquidate or reemploy deposits or other funds acquired by it to fund or maintain such Loan or Segment as a result of:

(a) any payment of face amount in respect of a Banker's Acceptance Segment (other than a payment which consists of an amount of cash deposited with the Canadian Agent to be held pursuant to the terms of the Cash Collateral Agreement) on a date other than the last day of the period of such Bankers' Acceptances Segment, or any payment (including a payment made pursuant to an acceleration under <u>Section 12.1(i)(B)</u>), prepayment or conversion of a Eurodollar Rate Segment on a date other than the last day of the Interest Period for such Eurodollar Rate Segment, including in each case without limitation any conversion required pursuant to <u>Section 7.3</u>; or

(b) any failure by any Borrower to borrow a Eurodollar Rate Loan on the date for such borrowing specified in the relevant Drawdown Notice or under <u>Articles II or III</u> hereof.

A determination of a Lender as to the amounts payable pursuant to this <u>Section 7.4</u> shall be conclusive, absent demonstrable error, <u>provided</u> that such determinations are made on a reasonable basis. The Lender requesting compensation under this <u>Section 7.4</u> shall promptly furnish to the Authorized Representatives and the Relevant Agent calculations in reasonable detail setting forth such Lender's determination of the amount of such compensation.

VII.5. <u>Alternate Loan and Lender</u>. In the event any Lender suspends the making of any Eurodollar Rate Loan or Eurodollar Rate Segment pursuant to this <u>Article VII</u> (herein a "Restricted Lender"), the Restricted

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Lender's Applicable Commitment Percentage of any Eurodollar Rate Loan or Eurodollar Rate Segment, to the extent a Bankers' Acceptances Segment has not been selected in accordance with this Article VII, shall bear interest at the Base Rate or the Eurodollar Rate for which the suspension does not apply, as selected by the applicable Borrowers, until the Restricted Lender once again makes available the applicable Eurodollar Rate Loan or Eurodollar Rate Segment. Notwithstanding the provisions of Articles II and III, interest shall be payable to the Restricted Lender at the time and manner as paid to those Lenders making available Eurodollar Rate Loans or Eurodollar Rate Segments. Each Restricted Lender shall promptly and in any event within five (5) Business Days give notice to the Relevant Agent and each of the Facility Borrowers if the circumstances causing such Lender to become a Restricted Lender no longer exist.

VII.6.   Additional Interest on Eurodollar Rate Loans**Error! Bookmark not defined.**.   The applicable Facility Borrowers shall pay to each Lender, so long as and to the extent such Lender has incurred additional costs to fund Eurodollar Rate Loans and Eurodollar Rate Segments because it is required under regulations of the Board to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (as defined in Regulation D), additional interest on the unpaid principal amount of each Eurodollar Rate Loan or Eurodollar Rate Segment of such Lender, from the date of such Eurodollar Rate Loan or Eurodollar Rate Segment until such principal amount is paid in full, at an interest rate per annum equal at all times to the remainder obtained by subtracting (a) the Interbank Offered Rate for the applicable Interest Period for such Eurodollar Rate Loan or Eurodollar Rate Segment from (b) the rate obtained by dividing such Interbank Offered Rate by a percentage equal to 100% minus the Eurodollar Reserve Percentage of such Lender for such Interest Period, payable on each date on which interest is otherwise payable on such Eurodollar Rate Loan or Eurodollar Rate Segment. Such Lender shall as soon as practicable provide notice to the Relevant Agent and each of the Facility Borrowers of any such additional interest arising in connection with such Eurodollar Rate Loan or Eurodollar Rate Segment, which notice shall be conclusive and binding, absent demonstrable error. A Lender that delivers a notice under this Section 7.6 shall promptly notify the Relevant Agent and each of the Facility Borrowers if the circumstances giving rise to such notice no longer exist.

VII.7.   Taxes. (a) All payments by the Borrowers of principal of, and interest on, the Loans and all other amounts payable hereunder shall be made free and clear of and without deduction for any present or future excise, stamp or similar taxes, fees, duties, levies, imposts, charges, deductions, withholdings or other charges of any nature whatsoever imposed by any taxing authority, but excluding (i) franchise taxes, (ii) any taxes (other than withholding taxes) that would not be imposed but for a connection between a Lender or either Agent and the jurisdiction imposing such taxes (other than a connection arising solely by virtue of the activities of such Lender or such Agent pursuant to or in respect of this Agreement or any other Loan Document), (iii) any taxes imposed on or measured by any Lender's assets, net income, receipts or branch profits, and (iv) any taxes arising after the Closing Date solely as a result of or attributable to a Lender changing its Lending Office after the date such Lender becomes a party hereto (the non-excluded items being collectively called "Taxes").   In the event that any withholding or deduction from any payment to be made by any Borrower hereunder is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then such Borrower will

(x)   pay directly to the relevant authority the full amount required to be so withheld or deducted;

(y)   promptly forward to the Relevant Agent an official receipt or other documentation reasonably satisfactory to such Agent evidencing such payment to such authority; and

(z)   pay to the Relevant Agent, for the account of each Lender (or to Bank of America as a participant of National Bank of Canada after the occurrence of an Acceleration Event (in such event, "Bank of America as Participant"), as applicable) such additional amount or amounts as is necessary to ensure that the net amount actually received by each affected Lender (and Bank of America as Participant) will equal the full amount such Lender (or Bank of America as Participant) would have received had no such withholding or deduction been required.

(b)   With respect only to the US Facilities and the Term B Loan Facility, each US Term Loan Facility Lender, US Revolving Facility Lender, Term B Loan Facility Lender or participant organized under the laws of a jurisdiction outside the United States prior to the date such Lender or participant becomes a party hereto (including, as a result, of an Assignment and Acceptance), and from time to time thereafter if either requested by any Borrower or the US Agent or upon the obsolescence or expiration of any previously delivered form, shall provide the US Agent and the Borrowers with (i) two (2) original executed copies of a correct and completed Internal Revenue Service form 1001 or 4224, as appropriate, or any successor or other form prescribed by the Internal Revenue Service, certifying that payments to such Lender or participant are not subject to United States federal withholding tax under the Code because such payment is either effectively connected with the conduct by such Lender or participant of a trade or business in the United States or totally exempt from United States federal withholding tax by reason of the application of an income tax treaty to which the United States is a party or such Lender is otherwise exempt, (ii) or to the extent permitted by law, as an alternative to form 1001 or 4224, each such US Term Facility Lender, Term B Loan Facility Lender or US Revolving Credit Facility Lender or participant may provide the Borrowers and the US Agent with two original executed copies of Internal Revenue Service Form W-8, or any successor form prescribed by the Internal Revenue Service, certifying that such Lender is exempt from United States federal withholding tax pursuant to Section 871(h) or 881(c) of the Code, together with an annual certificate stating that such Lender or participant is not a "person" described in Section 871(h)(3) or 881(c)(3) of the Code and (iii) a duly completed and executed Internal Revenue Service Form W-8 or W-9, as appropriate, or any successor or other form establishing an exemption from United States federal backup withholding tax. Each such Lender further agrees to complete and deliver to any requesting Borrower such other forms or other documentation as may be appropriate to minimize any withholding tax on payments pursuant to this Agreement or under the Notes under the laws of any other jurisdiction unless such completion and delivery may in any event be disadvantageous for such Lender. For purposes of this subsection (b), the term "United States" shall have the meaning specified in Section 7701 of the Code.

(c)   If any Borrower fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the applicable Agent, for the account of the respective Lender, the required receipts or other required documentary evidence, such Borrower shall indemnify the Lenders for any incremental Taxes, interest or penalties that may become payable by any Lender as a result of any such failure other than incremental Taxes, interest or penalties arising solely as a result of the willful misconduct, gross negligence or violation of law of the Lenders. For purposes of this Section 7.7, a distribution hereunder by an Agent or any Lender to or for the account of any Lender shall be deemed a payment by or on behalf of the Borrowers.

(d)   For any period with respect to which a Lender has failed to comply with the requirements of Section 7.7(b) to furnish the appropriate documentation referred to therein (other than if such failure is due to a change in law occurring after the date on which a form originally was required to be provided), such Lender shall not be entitled to any payments or indemnification under Section 7.7(a) or 7.7(c) with respect to Taxes imposed by the United States or any other jurisdiction by reason of such failure.

(e)   Each Lender shall use reasonable efforts (consistent with its internal policies and with legal and regulatory restrictions) to avoid or minimize any amounts which might otherwise be payable pursuant to this Section 7.7, including, upon request of a Borrower, the change of its Lending Office; provided, however, that such efforts shall not include the taking of any actions by the Lender that would result in any tax, costs or other expense to the Lender (other than a tax, cost or expense for which the Lender shall have been reimbursed or indemnified by a Borrower pursuant to this Agreement or otherwise) or any action which would in the reasonable opinion of the Lender be otherwise disadvantageous to such Lender.

(f)   If requested by a Borrower and at such Borrower's expense, any Lender and the Relevant Agent shall take such steps as may be appropriate to seek a refund of any Taxes paid by it and shall permit the Borrower to participate in the preparation of any such refund claim. If any Lender or either Agent receives a refund in respect of any Taxes for which the Lender has received payment from a Borrower hereunder, such Lender and the

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applicable Agent, within fifteen (15) days of such receipt, shall deliver to such Borrower the amount of such refund. In addition, any Lender and the applicable Agent shall execute and deliver to the Borrower such certificates, forms or other documents which can be reasonably furnished consistent with the facts and which are reasonably necessary to assist the Borrower in applying for refunds of Taxes remitted hereunder unless such execution and delivery may in any event be disadvantageous to such Lender.

(g)   The agreements in this <u>Section 7.7</u> shall survive the payment of the Obligations and the termination of this Agreement.

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ARTICLE VIII

Conditions to Making Loans and Issuing Letters of Credit

VIII.1.   Conditions of Closing. The closing of this Agreement is subject to the conditions precedent that the Agents shall have received on the Closing Date, in substantially the form of the applicable Exhibit hereto or, if there is no applicable Exhibit hereto, in form and substance satisfactory to the Agents, the following:

(a)   executed originals of this Agreement;

(b)   payment of all consent and agent's fees payable by the Borrowers on the Closing Date to the Agents and the Lenders; and

(c)   a certificate of the Chief Financial Officer of Consoltex Group as to the absence of any Default or Event of Default as of the Closing Date.

VIII.2.   Conditions of Initial Advance of Tranche B of Term B Loan. The obligation of the Lenders to make the Tranche B of Term B Loans is subject to the conditions precedent that the Agents shall have received on the Tranche B Funding Date, in substantially the form of the applicable Exhibit hereto or, if there is no applicable Exhibit hereto, in form and substance satisfactory to the Agents, the following:

(a)   executed originals of each of the Notes;

(b)   a fully-executed copy of Second Amendment to Mortgage in the form attached hereto as Exhibit J;

(c)   the favorable written opinion or opinions of Shearman & Sterling; Young, Clement, Rivers & Tisdale, LLP; Ogilvy Renault; Brown Rudnick Freed & Gesmer each dated the Tranche B Funding Date, addressed to the Agents and the Lenders, such opinions (other than those relating to title) to be substantially in the form of Exhibits H-1 through H-4;

(d)   resolutions of the boards of directors or other appropriate governing body (or of the appropriate committee thereof) of the Term B Borrower and each Term B Guarantor (without duplication) certified by its secretary or assistant secretary as of the Tranche B Funding Date, approving the increase in the commitment amount applicable to the Tranche B of the Term B Facility and approving and adopting the Loan Documents to be executed by such Person, and authorizing the execution and delivery thereof;

(e)   specimen signatures of officers of the Term B Borrower and each Term B Guarantor (without duplication), certified by the secretary or assistant secretary of the Term B Borrower or each Term B Guarantor as of the Tranche B Funding Date;

(f)   certificates of the secretary or assistant secretary of the Term B Borrower and each Term B Guarantor (without duplication), dated as of the Tranche B Funding Date, that no change has occurred to the organizational documents or bylaws of the Term B Borrower or the applicable Term B Guarantor since August 2, 1999;

(g)   certificates issued as of a recent date by the appropriate Governmental Authority of the respective jurisdictions of formation of the Term B Borrower and each Term B Guarantor (without duplication) as to the due existence and good standing, where available, of the Term B Borrower and each Term B Guarantor;

(h)   certificate of an Authorized Representative dated the Tranche B Funding Date demonstrating, on a pro forma basis after giving effect to all Tranche B of Term B Loans to be made on the Tranche B Funding Date, the Atlas Acquisition, and the application of the proceeds thereof, compliance with the financial covenants contained in Sections 11.1(a) through 11.1(e) as of September 30, 1999, substantially in the form of Exhibit I;

(i)   Drawdown Notices, if any, and, if elected by the Borrowers, Selection Notices;

(j)   a commitment to update the policies insuring title on the Initial Mortgaged Properties as originally delivered pursuant to Section 8.1(xv) of the Existing Credit Agreement;

(k)   a certificate of the Chief Financial Officer of Consoltex Group as to the absence of any Default or Event of Default as of the Tranche B Funding Date;

(l)   a certificate of the chief financial officer of each issuer of the Subordinated Notes, certifying that the Obligations under Tranche B of Term B Loan Facility qualify as "Senior Debt" (as defined in the Subordinated Indenture);

(m)   a certified copy of the written notice by the chief financial officer of each issuer of the Subordinated Notes to the trustee under the Subordinated Indenture designating the Obligations under Tranche B of Term B Loan Facility as "Designated Senior Debt" under the Subordinated Indenture;

(n)   evidence satisfactory to the Agents of the completion of the AIP Tender in accordance with its terms without waiver thereof not acceptable to the Agents;

(o)   a certified copy of the Stockholders Agreement;

(p)   the Agents and the Lenders shall have received on or before the Tranche B Funding Date payment of all upfront fees payable by the Borrowers in connection with Advances under the Tranche B of Term B Loan Facility made on the Tranche B Funding Date; and

(q)   copies of all additional agreements, instruments and documents which the Agent or the Lenders may reasonably request, such documents, when appropriate, to be certified by appropriate governmental authorities.

For purposes of determining compliance with the conditions specified in Section 8.1, each Lender shall be deemed to have consented to, approved or accepted or to be satisfied with each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to the Lenders unless an officer of the Relevant Agent responsible for the transactions contemplated by this Agreement shall have received notice from such Lender prior to the making of the initial Loans specifying its objection thereto and such Lender shall not have made available to the Relevant Agent such Lender's ratable portion of the Loans to be made on the Tranche B Funding Date.

VIII.3.   Conditions of Revolving Loans. The obligations of the Lenders to make any Loan, and the Issuing Banks to issue Letters of Credit, hereunder on or subsequent to the Closing Date or the Tranche B Funding Date are subject to the satisfaction of the following conditions (it being understood and agreed that the conversion or continuation of any Loan or Segment shall not require the satisfaction of any of the conditions precedent set forth in this Section 8.2):

(a)   the Agents shall have received Drawdown Notices as required by Articles II or III;

(b)   the representations and warranties of the Borrowers and Guarantors set forth in Article IX and in each of the other Loan Documents shall be correct in all material respects on and as of the date of such Loan or issuance of a Letter of Credit, with the same effect as though such representations and warranties had been made on and as of such date, except (i) to the extent that such representations and warranties expressly relate to an earlier date, (ii) that the financial statements referred to in Section 9.5(a)(i) shall be deemed to be those financial statements of Consoltex Group most recently delivered to the Agents and the Lenders pursuant to Section 10.1(a)(i) after the date financial statements are delivered to the Agents and the Lenders in accordance with such Section and (iii) that Sections 9.4, 9.17 and 9.12 shall refer to Schedules referred to therein as most recently updated and delivered together with the financial statements referred to in Section 10.1(a) and that Sections 9.7, 9.9 and 9.15 shall refer to Schedules referred to therein as most recently updated and delivered together with the financial statements referred to in Section 10.1(b);

(c)   in the case of the issuance of a Letter of Credit, the appropriate Borrower shall have executed and delivered to the Issuing Bank an Application for Letter of Credit in form and content reasonably acceptable to the Issuing Bank, together with such other instruments and documents as it shall reasonably request;

(d)   at the time of (and after giving effect to) each Loan or the issuance of a Letter of Credit, no Default or Event of Default shall have occurred and be continuing and no Acceleration Event shall have occurred; and

(e)   the giving effect to the requested Loan or the issuing of the requested Letter of Credit shall not cause the Outstandings under any Facility to exceed the applicable Maximum Permitted Principal Amount or, in the case of either US Facility, the Consoltex Mexico Borrowing Limit.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

ARTICLE IX

Representations and Warranties

Each Borrower represents and warrants with respect to itself and to its Subsidiaries (which representations and warranties shall survive the delivery of the documents mentioned herein and the making of Loans), that:

IX.1.   Organization and Authority.

(a)   Each Borrower and each Guarantor is a corporation duly organized and validly existing under the laws of the jurisdiction of its formation;

(b)   Each Borrower and each Guarantor (x) has the requisite power, authority, permits and authorizations (including without limitation those under Environmental Laws) to own its properties and assets and to carry on its business as now being conducted, except where the failure to have any such permits or authorizations would not have a Material Adverse Effect, and (y) is qualified to do business in every jurisdiction in which failure so to qualify would have a Material Adverse Effect;

(c)   Each Borrower has the power and authority to execute, deliver and perform this Agreement and the Notes, and to borrow hereunder, and to execute, deliver and perform each of the other Loan Documents to which it is a party;

(d)   Each Guarantor has the power and authority to execute, deliver and perform the Facility Guaranty and each of the other Loan Documents to which it is a party; and

(e)   When executed and delivered, each of the Loan Documents to which any Borrower or any Guarantor is a party will be the legal, valid and binding obligation or agreement, as the case may be, of such Borrower or such Guarantor, enforceable against such Borrower or such Guarantor in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors' rights generally and to the effect of general principles of equity (whether considered in a proceeding at law or in equity).

IX.2.   Loan Documents.   The execution, delivery and performance by each Borrower and each Guarantor of each of the Loan Documents to which it is a party:

(a)   have been duly authorized by all requisite corporate action (including any required shareholder approval) of each Borrower and each Guarantor required for the lawful execution, delivery and performance thereof;

(b)   do not violate any provisions of (i) applicable law, rule or regulation, (ii) any judgment, writ, order, determination, decree or arbitral award of any Governmental Authority or arbitral authority binding on any Borrower or any Guarantor or its properties, except where such violation would not reasonably be expected to result in a Material Adverse Effect or (iii) the charter documents or bylaws of any Borrower or any Guarantor;

(c)   do not conflict with, result in a breach of or constitute an event of default, or an event which, with notice or lapse of time or both, would constitute an event of default, under any contract, indenture, agreement or other instrument or document to which any Borrower or any Guarantor is a party, or by which the properties or assets of any Borrower or any Guarantor are bound, except where such conflict, breach or event of default would not reasonably be expected to result in a Material Adverse Effect; and

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(d)   do not result in the creation or imposition of any Lien upon any of the properties or assets of any Borrower or any Guarantor except any Liens in favor of the US Collateral Agent, the Canadian Collateral Trustee, the Agents and the Lenders created under the Security Instruments.

IX.3.   Solvency. Each Borrower and each Guarantor (other than Rafytek and Rafytica) is Solvent after giving effect to the Facilities and other transactions contemplated by the Loan Documents.

IX.4.   Subsidiaries, Stockholders, Shareholders Agreements. No Borrower has any Subsidiaries other than those Persons as of the Closing Date listed as Subsidiaries in Schedule 9.4 and additional Subsidiaries created or acquired after the Closing Date in compliance with Section 10.17; Schedule 9.4 states as of the Closing Date the organizational form of each Subsidiary listed thereon, the authorized and issued capitalization of each such Subsidiary, the number of shares or other equity interests of each class of capital stock or interest issued and outstanding of each such Subsidiary and the number or percentage of outstanding shares or other equity interest (including options, warrants and other rights to acquire any interest) of each such class of capital stock or other equity interest owned by any Borrower or by any such Subsidiary; the outstanding shares or other equity interests of each such Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable; and each Borrower and each such Subsidiary owns beneficially and of record all the shares and other interests in other Subsidiaries that it is listed as owning in Schedule 9.4, free and clear of any Lien (other than Liens created under the Security Instruments and Statutory Permitted Liens); there are no shareholders agreement existing among the shareholders of the Borrowers.

IX.5.   Financial Condition.

(a)   Consoltex Group has heretofore furnished to each Lender an audited consolidated balance sheet of Consoltex Group and its Subsidiaries as at December 31, 1998 and the notes thereto and the related consolidated statements of income, stockholders' equity and cash flows for the Fiscal Year then ended, as examined and certified by PriceWaterhouseCoopers, LLP. Except as set forth therein, such financial statements (including the notes thereto) present fairly the financial condition of Consoltex Group and its Subsidiaries as of the end of such Fiscal Year and results of their operations and the changes in its stockholders' equity for the Fiscal Year then ended, all in conformity with GAAP;

(b)   since December 31, 1998 there has been no Material Adverse Effect (solely as defined in clause (i) of the definition thereof), nor have such businesses or properties of the Borrowers and their Subsidiaries, taken as a whole, been materially and adversely affected as a result of any fire, explosion, earthquake, accident, strike, lockout, combination of workers, flood, embargo or act of God; and

(c)   except as permitted by Section 11.5 as of the Original Closing Date, as of the Closing Date no Borrower nor any Subsidiary has incurred, other than in the ordinary course of business, any material Indebtedness which remains outstanding or unsatisfied.

IX.6.   Title to Properties. Each Borrower and each Guarantor has good and marketable title to all its real and personal properties that constitute Collateral to which a Lien is intended to be perfected or are included in the Borrowing Base and to all of its other material real and personal properties, subject to no other Liens of any kind, except for Permitted Liens.

IX.7.   Taxes. Except as set forth in Schedule 9.7 as of the Original Closing Date, each Borrower and Guarantor and each of its Subsidiaries has filed or caused to be filed all material federal, state and local tax returns which, to the knowledge of such Borrower or such Guarantor or Subsidiaries with respect to such local tax returns, are required to be filed by it and, except for taxes and assessments being contested in good faith by appropriate proceedings and against which reserves have been established in accordance with GAAP, have paid or caused to be paid all taxes as shown on said returns or on any assessment received by it, to the extent that such taxes or assessments have become due.

IX.8.   Other Agreements. No Borrower nor any Subsidiary is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument to which any Borrower or any Subsidiary is a party, which default would reasonably be likely to have, a Material Adverse Effect.

IX.9.   Litigation. Except as set forth in Schedule 9.9 as of the Original Closing Date, there is no action, suit or proceeding at law or in equity or by or before any governmental instrumentality or agency or arbitral body pending, or, to the knowledge of any Borrower, overtly threatened by or against any Borrower or any Subsidiary or any Employee Benefit Plan thereof or affecting any Borrower or any Subsidiary or any Employee Benefit Plan thereof or any properties or rights of the Borrower or any Subsidiary, in which there is a reasonable likelihood of an adverse determination which would reasonably be likely to have a Material Adverse Effect.

IX.10.   Margin Stock. The proceeds of the Advances made, Letters of Credit issued and Bankers' Acceptances accepted hereunder will be used by the respective Borrowers only for the purposes set forth in Sections 2.8 and 3.7, respectively. None of such proceeds will be used, directly or indirectly, for the purpose of purchasing or carrying any margin stock or for the purpose of reducing or retiring any Indebtedness which was originally incurred to purchase or carry margin stock or for any other purpose which might constitute any of the Loans under this Agreement a "purpose credit" within the meaning of Regulation U (12 C.F.R. Part 221) or Regulation X (12 C.F.R. Part 224) of the Board. No Borrower nor any agent acting in its behalf has taken or will take any action which might cause this Agreement or any of the documents or instruments delivered pursuant hereto to violate any regulation of the Board or to violate the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or any state securities laws, in each case as in effect on the date hereof.

IX.11.   Investment Company. No Borrower nor any Subsidiary is an "investment company," or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company", as such terms are defined in the Investment Company Act of 1940, as amended (15 U.S.C. § 80a-1, et seq.). The application of the proceeds of the Loans and repayment thereof by the Borrowers and the performance by the Borrowers and the Guarantors of the transactions contemplated by the Loan Documents will not violate any provision of said Act, or any rule, regulation or order issued by the Securities and Exchange Commission thereunder, in each case as in effect on the date hereof.

IX.12.   Patents, Etc. Except as set forth in Schedule 9.12 as of the Original Closing Date, each Borrower and each Guarantor owns or has the right to use, under valid license agreements or otherwise, all material patents, licenses, franchises, trademarks, trademark rights, trade names, trade name rights and trade secrets necessary for the conduct of its businesses as now conducted, without known conflict with any patent, license, franchise, trademarks, trade secret, trade name, other proprietary right of any other Person. No Borrower, Guarantor or any Subsidiary owns, or has the right to use under valid license agreements or otherwise, any material copyrights.

IX.13.   No Untrue Statement. All written information, exhibits and reports furnished by or on behalf of the Borrowers and the Guarantors to the Agents and the Lenders in connection with the negotiation and preparation of the Loan Documents (other than any projections and budgets delivered thereto pursuant to Section 10.1(e) or otherwise) do not contain any untrue statement of a material fact or, considered as a whole, omit to state a material fact necessary to make the statements made therein, in light of the circumstances under which any such statements were made, not misleading.

IX.14.   No Consents, Etc. Neither the respective businesses or properties of any Borrower or any Guarantor, nor any relationship between any Borrower or any Guarantor and any other Person, nor any circumstance in connection with the execution, delivery and performance of the Loan Documents and the transactions contemplated thereby, is such as to require a consent, approval or authorization of, or filing, registration or qualification with, any Governmental Authority or any other Person on the part of any Borrower or any Subsidiary as a condition to the execution, delivery and performance of, or consummation of the transactions

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contemplated by, the Loan Documents which, if not obtained or effected, would be reasonably likely to have a Material Adverse Effect, or if so, which consent, approval, authorization, filing, registration or qualification has been duly obtained or effected, as the case may be, except for (a) filings, recordings and consents required in connection with the perfection of security interests granted pursuant to the Loan Documents and (b) various consents, approvals and authorizations that may be required for the Agents and the Lenders to take certain remedies provided to them under the terms of the Loan Documents, provided, however, the exception under this clause (b) shall not apply to the acceleration of the maturity of the Loans in accordance with Section 12.1(A).

IX.15. Employee Benefit Plans, Pension Plans and Canadian Employee Pension Plans. (a) Each Employee Benefit Plan and Pension Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, and each trust related to such plan has been determined to be exempt under Section 501(a) of the Code or a determination letter concerning such qualification has been requested, except where failure to so qualify would not reasonably been likely to have a Material Adverse Effect. No material liability has been incurred which remains unsatisfied for any taxes or penalties with respect to any Employee Benefit Plan, Pension Plan or any Multiemployer Plan of a Borrower or with respect to a Pension Plan or Multiemployer Plan by an ERISA Affiliate that would be reasonably likely to have a Material Adverse Effect or is being contested in accordance with the standards set forth in Section 10.4(b);

(b) No Borrower has (i) engaged in a nonexempt prohibited transaction described in Section 4975 of the Code or Section 406 of ERISA affecting any of the Employee Benefit Plans or Pension Plans or the trusts created thereunder which could subject any such plan or trust to a material tax or penalty on prohibited transactions imposed under Internal Revenue Code Section 4975 or ERISA that would reasonably be likely to have a Material Adverse Effect, (ii) incurred any accumulated funding deficiency with respect to any Pension Plan, whether or not waived, or any other liability to the PBGC which remains outstanding other than the payment of premiums and there are no premium payments which are due and unpaid, that, in each case, would be reasonably likely to have a Material Adverse Effect (iii) failed to make a required contribution or payment to a Multiemployer Plan that would be reasonably likely to have a Material Adverse Effect;

(c) No Termination Event has occurred or is expected to occur that would be reasonably likely to have a Material Adverse Effect;

(d) The present value of all vested accrued benefits under each Pension Plan subject to Title IV of ERISA, did not, as of the most recent valuation date for each such plan, exceed the then current value of the assets of such Pension Plan allocable to such benefits by an amount that is reasonably expected to have a Material Adverse Effect;

(e) To the best of each Borrower's knowledge, each Employee Benefit Plan and Pension Plan has been administered in accordance with its terms in all material respects and is in compliance in all material respects with all applicable requirements of ERISA and other applicable laws, regulations and rules, except where the failure to so comply would not reasonably be likely to have a Material Adverse Effect;

(f) The Employee Benefit Plans of the Borrowers and the Subsidiaries that are not subject to the laws of the United States or Canada are funded to the extent they are required to be funded in accordance with applicable law, except to the extent any failure to comply would not reasonably be likely to have a Material Adverse Effect;

(g) Each Canadian Employee Pension Plan that is intended to be registered with a Governmental Authority is so registered, except where failure to be so registered would not reasonably been likely to have a Material Adverse Effect. No material liability has been incurred which remains unsatisfied for any taxes or penalties with respect to any Canadian Employee Pension Plan that would be reasonably likely to have a Material Adverse Effect or is being contested in accordance with the standards set forth in Section 10.4(b);

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

(h)   Neither Consoltex, nor Consoltex Group has (i) engaged in a transaction affecting any of the Canadian Employee Pension Plans or the trusts created thereunder which could subject any such plan or trust to a tax or penalty under Part XI of the *Income Tax Act*, that would be reasonably likely to have a Material Adverse Effect, or (ii) incurred any accumulated funding deficiency with respect to any Canadian Employee Pension Plan which remains outstanding other than the payment of contributions to amortize such funding deficiency according to Canadian Benefit Law and there are no contributions which are due and unpaid, that in each case, would be reasonably likely to have a Material Adverse Effect;

(i)   No Canadian Termination Event has occurred or is expected to occur that would be reasonably likely to have a Material Adverse Effect;

(j)   To the best of each Consoltex and Consoltex Group's knowledge, each Canadian Employee Pension Benefit Plan has been administered in accordance with its terms in all material respects and is in compliance in all material respects with all applicable requirements of Canadian Benefit Law, except where the failure to so comply would not reasonably be likely to have a Material Adverse Effect; and

(k)   Set forth on Schedule 9.15 is a list of each Employee Benefit Plan and Canadian Employee Pension Plan as of the Original Closing Date sponsored by any Borrower or Guarantor. As of the date hereof, no Borrower or Guarantor sponsors a Pension Plan, a Multiemployer Plan or any pension or retirement plan other than (i) any pension or retirement plan subject to the laws of the United States or Canadian Benefit Law and (ii) the obligations under the law of Mexico with respect to seniority premiums payable to employees of Rafytek, Royalton, Marino Mexico, Vestco and Vera Pak.

IX.16.   Environmental Matters. Except as set forth in the quarterly environmental report most recently delivered to the Agents pursuant to Section 10.1(f) and based on the best knowledge of the Notice Officers, (i) each Borrower and each Subsidiary is in compliance with all applicable Environmental Laws, except where the failure to so comply would not reasonably be likely to have a Material Adverse Effect and (ii) no Borrower nor any Subsidiary has been notified of any pending or threatened action, suit, proceeding or investigation which calls into question compliance by any Borrower or any Subsidiary with any Environmental Laws or suggests that any Borrower or Subsidiary is a potentially responsible party with regard to any release or threatened release of a Hazardous Material, or which seeks to suspend, revoke or terminate any license, permit or approval of such Borrower or such Subsidiary necessary for the operation of any facility of any Borrower or Subsidiary or for the generation, handling, storage, treatment or disposal of any Hazardous Material.

IX.17.   Employment Matters. Except as set forth in Schedule 9.17 as of the Closing Date attached hereto, none of the employees of any Borrower or any Subsidiary is subject to any collective bargaining agreement and there are no strikes, work stoppages, election or decertification petitions or proceedings, unfair labor charges, equal opportunity proceedings, or other material labor or employee related controversies or proceedings pending or, to the knowledge of any Borrower, overtly threatened against any Borrower or any Subsidiary or between any Borrower or any Subsidiary and any of its employees in which there is a reasonable likelihood of an adverse determination and which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

IX.18.   RICO. No Borrower nor any Subsidiary is engaged in or has engaged in any course of conduct that would reasonably be expected to subject any of their respective properties to any Lien, seizure or other forfeiture under any criminal law, racketeer influenced and corrupt organizations law, civil or criminal, or other similar laws.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

ARTICLE X

Affirmative Covenants

Until all the Obligations have been paid and satisfied in full, no Letter of Credit remains outstanding and this Agreement has been terminated in accordance with the terms hereof, unless the Required Lenders shall otherwise consent in writing, each Borrower will, and will cause each Subsidiary with respect to Sections 10.2 through 10.8, inclusive, and 10.12 to:

X.1.   Financial Reports, Etc. (a) As soon as practical and in any event within one hundred twenty (120) days (90 days in the case of Consoltex Group's audited consolidated financial statements and one hundred eighty (180) days in the case of Rafytek, Consoltex Mexico and Rafytica) after the end of each Fiscal Year (without duplication), deliver or cause to be delivered to each Agent and each Lender (i) the audited consolidated and unaudited consolidating balance sheet of Consoltex Group and its Subsidiaries, in each case as at the end of such Fiscal Year, and the notes thereto, and the related consolidated and consolidating statements of income, consolidated statements of stockholders' equity and consolidated statements of cash flows, and the respective notes thereto, for such Fiscal Year, setting forth comparative financial statements for the preceding Fiscal Year, all prepared in accordance with GAAP and containing, with respect to the consolidated financial statements of Consoltex Group and its Subsidiaries, an opinion of PriceWaterhouseCoopers, LLP, or other such independent certified public or chartered accountants selected by Consoltex Group and approved by the Agents, which approval shall not be unreasonably withheld or delayed, which is unqualified as to the scope of the audit performed, the "going concern" status of Consoltex Group or any other matter or issue not reasonably acceptable to the Required Lenders, and accompanied (in the case of financial statements of any Borrower or Guarantor other than Consoltex Group) by a certificate of an Authorized Representative to the effect that such financial statements present fairly the financial condition of such Borrower or Guarantor (as the case may be) as of the end of such Fiscal Year and the results of their operations and the changes in their financial position for such Fiscal Year, (ii) a certificate of the Chief Financial Officer of Consoltex Group demonstrating compliance with Sections 11.1(a) through 11.1(e) and 11.3 for the measurement period or date therefor ending on the last day of such Fiscal Year, which certificate shall be substantially in the form of Exhibit I and (iii) updates or supplements to Schedules 9.4, 9.12 and 9.17, respectively, if and to the extent necessary to ensure that the representations set forth in Sections 9.4, 9.12 and 9.17, respectively, are correct in all material respects as of the date of delivery of such updates or supplements;

(b)   as soon as practical and in any event within 45 days after the end of each fiscal quarter (except the last fiscal quarter of the Fiscal Year) of Consoltex Group (without duplication), deliver to each Agent and each Lender (i) consolidated and consolidating balance sheet of Consoltex Group and its Subsidiaries, in each case as at the end of such fiscal quarter, and the consolidated and consolidating related statements of income, consolidated statements of stockholders' equity and consolidated statements of cash flows for such fiscal quarter and for the period from the beginning of the then current Fiscal Year through the end of such fiscal quarter, and accompanied by a certificate of the Chief Financial Officer of Consoltex Group to the effect that such consolidated financial statements present fairly the financial position of Consoltex Group and its Subsidiaries, as of the end of such fiscal quarter and the results of their operations and the changes in their financial position for such fiscal quarter, all of such interim financial statements being prepared in conformity with GAAP, subject however to normal, recurring year-end audit adjustments, (ii) a certificate of the Chief Financial Officer of Consoltex Group containing computations for such quarter comparable to that required pursuant to Section 10.1(a)(ii) for the measurement period therefor ending on the last day of such fiscal quarter and (iii) updates or supplements to Schedules 9.7, 9.9 and 9.15, respectively, if and to the extent necessary to ensure that the representations set forth in Sections 9.7, 9.9 and 9.15, respectively, are correct in all material respects as of the date of delivery of such updates and schedules;

(c)   together with each delivery of the consolidated financial statements required by Section 10.1(a)(i), deliver to each Agent and each Lender a letter from Consoltex Group's accountants stating that in performing the audit necessary to render the opinion on the consolidated financial statements delivered under Section 10.1(a)(i), they obtained no knowledge of any Default or Event of Default by Consoltex Group or any other

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Borrower in the fulfillment of the terms and provisions of this Agreement insofar as they relate to financial matters; or if the accountants have obtained knowledge of such Default or Event of Default, a statement specifying the nature thereof and, if readily determinable, the period of existence thereof;

(d)   promptly after becoming available to any Borrower, such Borrower shall deliver to each Agent and each Lender a copy of (i) all regular or special reports or effective registration statements which such Borrower or any Subsidiary shall file with the Securities and Exchange Commission (or any successor thereto) or the "Commission des valeurs mobilière du Québec" or any other securities exchange commission and (ii) any proxy statement distributed by such Borrower or any Subsidiary to its shareholders, bondholders or the financial community in general;

(e)   as soon as practicable and in any event within 30 days following the end of each Fiscal Year, deliver to each Agent and each Lender consolidated and consolidating budgets and consolidated and consolidating quarterly financial projections (including balance sheets and statements of income and cash flows) for each Borrower (or Guarantor, as the case may be) and its Subsidiaries for the next Fiscal Year;

(f)   as soon as practicable and in any event within sixty (60) days following the end of each fiscal quarter of each Borrower deliver to each Agent and each Lender an environmental report prepared by such applicable Borrower with respect to the Mortgaged Properties, in form and substance reasonably satisfactory to the Agents, and (to the extent and in the form actually reported to the board of directors of the applicable Borrower) any other manufacturing facilities;

(g)   as soon as practicable and in any event within thirty-five (35) days after the end of each calendar month, Consoltex Group shall deliver to each Agent and each Lender a Borrowing Base Certificate prepared as of the end of such month;

(h)   on Wednesday of each week, LINQ and Balson-Hercules shall deliver to the US Agent and each Lender an accounts receivable aging report showing their Accounts Receivable as of the close of business on the preceding Friday;

(i)   promptly, from time to time, deliver or cause to be delivered to each Agent and each Lender such other information regarding any Borrower's, any Guarantor's, and any Subsidiary's operations, business affairs and financial condition as such Agent or such Lender, through either Agent, may reasonably request.

The Agents and the Lenders are hereby authorized to deliver a copy of any such financial or other information delivered hereunder to the Lenders (or any affiliate of any Lender) or to either Agent, to any Governmental Authority having jurisdiction over either Agent or any of the Lenders pursuant to any written request therefor or in the ordinary course of examination of loan files, or, subject to the confidentiality provisions of Section 14.10, to any other Person who shall acquire or consider the assignment of, or acquisition of any participation interest in, any Obligation permitted by this Agreement; provided, however, that the Relevant Agent and each applicable Lender agree to notify the applicable Borrower promptly of any such request for the disclosure of any such financial or other information from any Governmental Authority unless such notification is prohibited by applicable law, rule or regulation or by judicial process.

X.2.   Maintain Properties. Maintain all properties necessary to its operations in good working order and condition, ordinary wear and tear excepted, and make all needed repairs, replacements and renewals to such properties, except in the case of any worn-out or obsolete property described in Section 11.6(k), and maintain all material trademarks, trade names, patents, copyrights, trade secrets, know-how and other information (or adequate licenses thereto), in each case as are reasonably necessary to conduct its business as conducted from time to time, all in accordance with customary and prudent business practices.

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X.3.   Existence, Qualification, Etc. Except as otherwise expressly permitted under Section 11.8, do or cause to be done all things necessary to preserve and keep in full force and effect its existence and all material rights and franchises, and maintain its license or qualification to do business as a foreign corporation and good standing in each jurisdiction in which its ownership or lease of property or the nature of its business makes such license or qualification necessary, except where the failure to maintain such rights, franchises or foreign license or qualification would not reasonably be expected to result in a Material Adverse Effect; provided, however, that any Borrower or Subsidiary may be dissolved in connection with the transfer of its assets to a Borrower or Guarantor permitted by Section 11.8.

X.4.   Laws, Regulations and Taxes. (a) Observe and comply with or contest in good faith by appropriate proceedings all laws, rules, regulations and requirements of any Governmental Authorities, except where the failure to do so would not reasonably be likely to have a Material Adverse Effect, and (b) pay all material taxes, assessments and governmental charges, all material claims for labor, supplies, rent and all other material obligations which, if unpaid, would become a Lien against any of its properties except in the case of any such liabilities being contested in good faith by appropriate proceedings and against which adequate reserves are being maintained in accordance with GAAP.

X.5.   Insurance. (a) Maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks (including without limitation all-risk property damage, business interruption, general liability and workers compensation insurance) as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which such Borrower or such Subsidiary operates, which insurance may provide for reasonable deductibles from the coverage provided thereunder; provided, however, that the Borrowers and their Subsidiaries may self-insure only with respect to the repair and replacement of vehicles, and in such case to the same extent as other companies engaged in similar businesses and owning similar properties in the same general areas in which any such Borrower or such Subsidiary operates and consistent with prudent business practice.

(b)   The Borrowers shall duly and punctually pay or cause to be paid the premiums and other sums of money payable under each of its insurance policies required to be maintained hereunder. Each Mortgaged Property insurance policy held by the Borrowers shall contain a "Standard Mortgage Clause" reasonably satisfactory to the Agents providing that such policy may be canceled or modified only upon thirty (30) days' prior written notice to the Agents. The insurance policies confirming the insurance hereunder shall not contain any co-insurance stipulations except as provided in paragraph (a) of this Section 10.5.

(c)   Each policy of property damage insurance of a Borrower or a Guarantor that is providing Collateral shall provide for all losses (except for losses of less than US $2,500,000 per occurrence) to be paid directly to the US Agent and the US Collateral Agent or the Canadian Agent and the Canadian Collateral Trustee and to such Borrower or such Guarantor, as the case may be, as their interests may appear.

(d)   At least ten (10) Business Days before the expiration of any policy referred to in this Section 10.5(a), the Borrowers shall provide the Agents with proof of its renewal or its replacement failing which the Agents may, upon reasonable prior notice, renew or replace same at the expense of the Borrowers, without prejudice to any other right conferred to the Agents in such event. It is agreed that the Agents are under no obligation either to note the expiration date of any policy or to insure the renewal or continuance of any policy. The Borrowers shall, from time to time, at the reasonable request of the Agents, furnish the Agents such information relating to insurance as the Agents may reasonably require. If the Borrowers fail to comply with any provision of this Section 10.5, the Agents may, after delivery of reasonable notice to the Borrower and at the Borrowers' expense, obtain any insurance they deem necessary.

(e)   The Borrowers shall promptly notify the Agents of any loss or damage to any material portion of the Collateral and shall promptly take any measures reasonably necessary so that the applicable insurer under any property casualty insurance shall pay the respective insurance proceeds to the Agents, the Borrowers or other

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Persons (as permitted by this Agreement and the other Loan Documents). Reimbursement under any liability insurance maintained by any Borrower or any Guarantor pursuant to this Section 10.5 may be paid directly to the Person who shall have incurred liability covered by such insurance. In case of any loss involving damage to any Mortgaged Property, Equipment or any Inventory when the next succeeding paragraph is not applicable, the Borrower or the Guarantor that owns such Mortgaged Property, Equipment or Inventory shall make or cause to be made the necessary repairs to or replacements of such Mortgaged Property, Equipment or Inventory, and any proceeds of insurance properly received and maintained by such Borrower or such Guarantor, as the case may be, pursuant to this Section 10.5 shall be paid to them to pay, or to be reimbursed, for the costs of such repairs or replacements.

(f)   Upon (i) the occurrence and during the continuance of any Event of Default or (ii) the actual or constructive total loss (in excess of US $2,500,000 per occurrence) of any Mortgaged Property, Equipment or Inventory, all insurance payments in respect of such Mortgaged Property, Equipment or Inventory shall be paid to the Relevant Agent and applied as specified in Section 12.5.

X.6.   True Books. Keep proper books of record and account in which complete and correct entries will be made of all of its material dealings and transactions in accordance with GAAP, and include all reserves for material doubtful accounts and all material taxes, assessments, charges, levies and claims in interim as well as year-end financial statements.

X.7.   Right of Inspection. (a) Permit any authorized representative designated by any Lender or either Agent to visit and inspect any of the corporate books and financial reports of any Borrower or any Subsidiary, at the reasonable expense of the Borrowers, and to discuss its affairs, finances and accounts with its principal executive, financial and treasury officers and, so long as a representative of such Borrower is present, its independent certified public or chartered accountants, all at reasonable times during reasonable business hours, at reasonable intervals and with reasonable prior notice; and

(b)   Permit any authorized representative designated by the Relevant Agent to conduct one field audit inspection of the properties and operations of any Facility Borrower under the US Facilities, at the reasonable expense of such Borrower, once per year at any reasonable time during normal business hours and upon reasonable notice (or more often if an Event of Default has occurred and is continuing). The Relevant Agent or its designees may conduct more than one such inspection (other than a field audit) per year, provided that (so long as no Event of Default has occurred and is continuing) the expenses of only one such inspection shall be reimbursed by the applicable Borrower or Borrowers.

X.8.   Governmental Licenses. Obtain and maintain all licenses, permits, certificates, certifications and approvals of all applicable Governmental Authorities as are required for the conduct of its business as currently conducted, except where the failure to maintain such license, permit, certificate, certification or approval would not reasonably be expected to have a Material Adverse Effect.

X.9.   Officer's Knowledge of Default. Upon any chief financial officer of any Borrower, or Paul J. Bamatter, Alex Di Palma or C. Suzanne Crawford (or any successor to any such Person holding the office previously held by such Person in any Borrower) (collectively, the "Notice Officers") obtaining knowledge of any Default or Event of Default hereunder, cause such officer or an Authorized Representative to promptly notify each Agent of the nature thereof, the period of existence thereof (to the extent readily determinable) and what action such Borrower or such Subsidiary proposes to take with respect thereto.

X.10.   Suits or Other Proceedings. Upon any Notice Officer obtaining knowledge of any claim, litigation or other proceedings being instituted against any Borrower or any Subsidiary of the type described in Section 9.9, or any attachment, levy, execution or other process being instituted against any assets of any Borrower or any Subsidiary, making a claim or claims in an aggregate amount greater than US $1,000,000 not otherwise covered by insurance, promptly deliver to each Agent written notice thereof stating the nature and status of such claim, litigation, dispute, proceeding, levy, execution or other process.

X.11. Notice of Discharge of Hazardous Material or Environmental Complaint. Promptly provide to each Agent accurate and complete copies of any and all notices, complaints, orders, directives, claims, or citations received by any Borrower or any Subsidiary which would reasonably be expected to have a Material Adverse Effect relating to any (a) violation or alleged violation by any Borrower or any Subsidiary of any applicable Environmental Law; (b) release or threatened release by any Borrower or any Subsidiary, or by any Person handling, transporting, or disposing of any Hazardous Material on behalf of any Borrower or Subsidiary, or at any facility or property owned or leased or operated by, any Borrower or any Subsidiary, of any Hazardous Material, except where occurring legally; or (c) liability or alleged liability of any Borrower or any Subsidiary for the costs of cleaning up, removing, remediating or responding to a release of Hazardous Materials.

X.12. Environmental Compliance. If any Borrower or any Subsidiary shall receive any letter, notice, complaint, order, directive, claim or citation alleging that any Borrower or any Subsidiary has violated any Environmental Law or is liable for the costs of cleaning up, removing, remediating or responding to a release of Hazardous Materials, such Borrower shall, within the time period permitted and to the extent required by the applicable Environmental Law or the Governmental Authority responsible for enforcing such Environmental Law, remove or remedy, or cause the applicable Subsidiary to remove or remedy, such violation or release or satisfy such liability unless (a) the failure to remove or remedy such violation or release or to satisfy such liability would not reasonably be expected to have a Material Adverse Effect, in which case such Borrower shall orally advise each Agent of any decision not to so remove or remedy such violation or release or satisfy such liability and the basis for any such decision, and at each Agent's option and at its request, such Borrower shall provide written documentation of such decision, or (b) such violation or liability is being contested in good faith by appropriate proceedings and appropriate reserves therefor are being maintained in accordance with GAAP.

X.13. Indemnification. Without limiting the generality of Section 14.9, each Borrower hereby agrees jointly and severally to indemnify and hold each Indemnified Party harmless from and against any and all claims, losses, penalties, liabilities, damages and expenses (including assessment and cleanup costs and reasonable attorneys', consultants' or other expert fees and disbursements) arising directly or indirectly from, out of or by reason of (a) the violation of any Environmental Law by any Borrower or any Subsidiary or with respect to any property owned, operated or leased by any Borrower or any Subsidiary or (b) the handling, storage, treatment, emission or disposal of any Hazardous Materials by or on behalf of any Borrower or any Subsidiary (including on or with respect to property never owned, leased or operated by any Borrower or any Subsidiary) or on or with respect to property owned or leased or operated by any Borrower or any Subsidiary except to the extent such claim, loss, penalty, liability, damage or expense has resulted from any gross negligence or willful misconduct of, or the violation of applicable law by, such Indemnified Party or a Related Indemnified Party. The provisions of this Section 10.14 shall survive repayment of the Obligations, occurrence of the Revolving Credit Termination Date, Term B Loan Termination Date and Term Loan Termination Date and expiration or termination of this Agreement.

X.14. Further Assurances. At the Borrowers' cost and expense, upon request of either Agent, duly execute and deliver or cause to be duly executed and delivered, to such Agent such further instruments, documents, certificates, financing and continuation statements, and do and cause to be done such further acts that may be reasonably necessary or advisable in the reasonable opinion of such Agent to carry out more effectively the provisions and purposes of this Agreement and the other Loan Documents.

X.15.   Employee Benefit Plans, Pension Plans and Canadian Employee Pension Plan. (a) With reasonable promptness, and in any event within thirty (30) days of the date the Authorized Representative receives notice, give notice to each Agent of (i) the establishment after the date hereof of any new Pension Plan, stock option plan, bonus plan, deferred compensation or profit-sharing plan of the Borrower that would reasonably be likely to have a Material Adverse Effect (which notice shall include a copy of such plan at the request of either Agent), (ii) the commencement of contributions to any Employee Benefit Plan or Pension Plan to which any Borrower or any of its ERISA Affiliates was not previously contributing and which is reasonably likely to have a Material Adverse Effect, and (iii) each funding waiver request filed with respect to any Pension Plan and all communications received or sent by any Borrower or any ERISA Affiliate with respect if such request is reasonably likely to have a Material Adverse Effect;

(b)   Promptly and in any event within thirty (30) days of an Authorized Representative becoming aware of the occurrence or forthcoming occurrence of any (i) Termination Event or (ii) nonexempt "prohibited transaction," as such term is defined in Section 406 of ERISA or Section 4975 of the Code, in connection with any Employee Benefit Plan or Pension Plan or any trust created thereunder, deliver to each Agent a notice specifying the nature thereof, what action any Borrower or, with respect to clause (i), any ERISA Affiliate has taken, is taking or proposes to take with respect thereto and, when known, any action taken or threatened by the Internal Revenue Service, the Department of Labor or the PBGC with respect thereto;

(c)   With reasonable promptness but in any event within fifteen (15) Business Days, deliver to each Agent copies of (a) any unfavorable determination letter from the Internal Revenue Service regarding the qualification of an Employee Benefit Plan or Pension Plan of any Borrower or Guarantor that is intended to be qualified under Section 401(a) of the Code, except where failure to deliver such copies would not reasonably be likely to have a Material Adverse Effect, (b) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by each Borrower or any ERISA Affiliate with the Internal Revenue Service with respect to each Pension Plan whose unfunded current liability as defined in Section 412(l)(8)(A) of the Code, is in an amount that is reasonably expected to have a Material Adverse Effect and (c) all notices received by each Borrower or any ERISA Affiliate from a Multiemployer Plan sponsor concerning the imposition or amount of withdrawal liability pursuant to Section 4202 of ERISA, if the amount of such withdrawal liability is in an amount that is reasonably expected to have a Material Adverse Effect;

(d)   With reasonable promptness, and in any event within thirty (30) days of the date the Authorized Representative receives notice, give notice to each Agent of (i) the establishment of any new Canadian Employee Pension Plan (which notice shall include a copy of such plan at the request of either Agent), or (ii) the commencement of contributions to any Canadian Employee Pension Plan to which Consoltex or Consoltex Group was not previously contributing, provided in each case, same would be reasonably likely to have a Material Adverse Effect;

(e)   Promptly and in any event within thirty (30) days of the Authorized Representative's becoming aware of the occurrence or forthcoming occurrence of any Canadian Termination Event which would be reasonably likely to have a Material Adverse Effect; and

(f)   With reasonable promptness but in any event within fifteen (15) Business Days, deliver to each Agent copies of any unfavorable determination letter from Governmental Authority regarding the registration of a Canadian Employee Pension Plan of Consoltex or Consoltex Group that is intended to be registered under Canadian Benefit Law, except where such failure to deliver such copies would not reasonably be likely to have a Material Adverse Effect.

X.16.   Continued Operations. Continue at all times to conduct its business, and engage principally, in all material respects (when considered with its Subsidiaries as a whole) in substantially the same line or lines of business as conducted on the Closing Date, or other lines of business related thereto.

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X.17.   New Subsidiaries. As soon as practicable and in any event within ten (10) Business Days (or in the case of clauses (f) and (g) below, sixty (60) days) after the acquisition or creation of any Subsidiary which is permitted hereunder, cause to be delivered to the Agents for the benefit of the Lenders each of the following:

(a)   (except to the extent such delivery would result in (i) a constructive dividend to any Borrower under applicable tax law, or (ii) is prohibited by applicable law) a Facility Guaranty executed by such Subsidiary substantially similar to that executed and delivered by the Guarantors as of the Original Closing Date;

(b)   (except to the extent such delivery would result in (i) a constructive dividend to any Borrower under applicable tax law, or (ii) is prohibited by applicable law) a Security Agreement of such Subsidiary substantially similar to that executed and delivered by the Borrowers as of the Original Closing Date, together with such Uniform Commercial Code financing statements on Form UCC-1, security registrations or other similar instruments duly executed by such Subsidiary as "Debtor" and naming the US Collateral Agent or the Canadian Collateral Trustee, as applicable, for the benefit of the Lenders as "Secured Party", in form, substance and number sufficient in the reasonable opinion of the Agents and their special counsel to be filed in all Uniform Commercial Code or other filing offices in all jurisdictions in which filing or registration is necessary or reasonably advisable to perfect in favor of the US Collateral Agent or the Canadian Collateral Trustee, as applicable, for the benefit of the Lenders the Lien on all property intended to be perfected Collateral under such Security Agreement to the extent such Lien may be perfected by such Uniform Commercial Code or other filing or registration;

(c)   (except to the extent such delivery would result in (i) a constructive dividend to any Borrower under applicable tax law, or (ii) is prohibited by applicable law) if such Subsidiary is a corporation or is a partnership that has issued certificates evidencing ownership thereof, the Pledged Stock or, if applicable, certificates of ownership of such partnership interests, together with duly executed stock powers or powers of assignment in blank affixed thereto, and (B) if such Pledged Stock or certificates of ownership of partnership interests shall be owned by a Borrower or a Subsidiary who has not then executed and delivered to the Agents a Security Instrument granting a Lien to the US Collateral Agent or the Canadian Collateral Trustee, as applicable, in such Collateral, a Security Agreement or a Pledge Agreement (as appropriate) substantially similar in form and content to that executed and delivered as of the Original Closing Date, with appropriate revisions as to the identity of the pledgor and securing the obligations of such pledgor under the Loan Documents;

(d)   if such Subsidiary is a partnership not described in clause (c) immediately above, (A) the certificate of the Registrar of such partnership with respect to the registration of the Lien on partnership interests, which certificate shall be in form and substance approved by the Agents, which approval shall not be unreasonably withheld, and (B) if such partnership interests shall be owned by a Borrower or a Subsidiary who has not then executed and delivered to the Agents a Security Instrument granting a Lien to the US Collateral Agent or the Canadian Collateral Trustee in such Collateral, a Security Agreement or a Pledge Agreement, as appropriate, substantially similar in form and content to that executed and delivered as of the Original Closing Date, with appropriate revisions as to the identity of the pledgor and securing the obligations of such pledgor under the Loan Documents;

(e)   supplements to the appropriate schedules attached to the appropriate Security Instruments listing the additional Collateral, certified as correct in all material respects by an Authorized Representative (provided that the failure to deliver such supplement shall not impair the rights conferred under the Security Instruments in after acquired Collateral);

(f)   if requested by the Agents, an opinion of counsel to the Subsidiary addressed to the Agents and the Lenders, in form and substance reasonably acceptable to the Agents (which opinion may

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include assumptions and qualifications similar to those contained in the opinions of counsel delivered pursuant to Section 8.1(ii));

(g)   current copies of the charter documents, including partnership agreements and certificate of limited partnership, if applicable, and bylaws of such Subsidiary, minutes of duly called and conducted meetings (or duly effected consent actions) of the Board of Directors, partners, or appropriate committees thereof (and, if required by such charter documents, bylaws or by applicable law, of the shareholders) of such Subsidiary authorizing the actions and the execution and delivery of documents described in this Section 10.17.

X.18.   Definition of "Satisfactory" Documentation.   When a provision of this Article X requires a Borrower or Guarantor to deliver a document in form or substance "satisfactory" to any Agent or Lender, without further elaboration, then the Borrower or Guarantor may deliver the document in substantially the same format as used in the most recent delivery of that type of document pursuant to the relevant provision, unless the respective Agent or Lender requests a different format at least twenty (20) days prior to the required date of delivery.

X.19.   Lease Purchase Agreement.   Notwithstanding anything to the contrary contained in this Agreement or in any Loan Document, LINQ, as Tenant under the Lease Purchase Agreement by and between itself and Dorchester County, South Carolina dated as of December __, 1997 (the "Lease Purchase Agreement"), may execute the Lease Purchase Agreement and any Related Documents (as defined in the Lease Purchase Agreement), effect the transactions contemplated by the Lease Purchase Agreement and take any action permitted to be taken by the Tenant under the Lease Purchase Agreement, provided that LINQ shall (i) make such requests and take such action which it is permitted, but not obligated, to do so under the terms of the Lease Purchase Agreement or the Related Documents as from time to time directed in writing by the Required Lenders, including without limitation pursuant to Sections 8.6(D) and 10.2(A)(6) of the Lease Purchase Agreement, (ii) not amend, revise or supplement the Lease Purchase Agreement or the Related Documents in any manner materially adverse to the interests of the Lenders, and (iii) not permit any action to be taken by Dorchester County, South Carolina under the terms of Section 8.6 of the Lease Purchase Agreement that LINQ is not otherwise permitted to take under the terms and conditions of this Agreement or any other Loan Document without the approval of the Required Lenders.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
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ARTICLE XI

Negative Covenants

Until the Obligations have been paid and satisfied in full, no Letters of Credit remain outstanding and this Agreement has been terminated in accordance with the terms hereof, unless the Required Lenders shall otherwise consent in writing, no Borrower will, nor will it permit any Subsidiary with respect to all Sections in this Article XI other than Sections 11.1, 11.2, 11.13 and 11.16 to:

XI.1.   Financial Covenants.

(a)   Consolidated Net Worth. Permit Consolidated Net Worth to be less than (i) CAN $100,000,000 as of June 30, 1999, and (ii) as at the last day of each fiscal quarter of each Fiscal Year of the Borrowers (commencing with such fiscal quarter ending on September 30, 1999), the sum of (A) the amount of Consolidated Net Worth required to be maintained as at the end of the immediately preceding fiscal quarter, plus (B) 60% of Consolidated Net Income for the fiscal quarter ending on such day (with no deduction for net losses during such fiscal quarter), plus (C) one hundred percent (100%) of the aggregate amount of all increases (net of transactional expenses) in the stated capital and additional paid-in capital accounts of the Borrowers resulting from the issuance of equity securities or other capital investments during such fiscal quarter, minus (D) one hundred percent (100%) of the aggregate amount of all Restricted Payments made to AIP pursuant to Section 11.9(II).

(b)   Consolidated Fixed Charge Ratio. Permit as of the last day of the respective periods set forth below the Consolidated Fixed Charge Ratio to be less than that ratio set forth opposite each such period:

Period	Consolidated Fixed Charge Ratio Must Not Be Less Than
Each Four-Quarter Period ending on September 30, 1999 or December 31, 1999	1.40 to 1.00
Each Four-Quarter Period ending after December 31, 1999	1.50 to 1.00

(c)   Consolidated Total Debt to Consolidated EBITDA. Permit at any time during the respective periods set forth below the ratio of Consolidated Total Debt (at such time) to Consolidated EBITDA (as of the most recently ended Four-Quarter Period at or prior to such time) to be greater than that ratio set forth opposite each such period:

Period	Consolidated Total Debt/Consolidated EBITDA Ratio Must Not Exceed
The Four-Quarter Period ending on September 30, 1999	4.35 to 1.0
The Four-Quarter Period ending on December 31, 1999	4.20 to 1.0
The Four-Quarter Period ending on March 31, 2000	4.00 to 1.0
The Four-Quarter Period ending	

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on June 30, 2000	3.85 to 1.0
The Four-Quarter Period ending on September 30, 2000	3.75 to 1.0

(d)   <u>Adjusted Consolidated Total Debt to Consolidated EBITDA</u>. Permit at any time during the respective periods set forth below the ratio of Adjusted Consolidated Total Debt (at such time) to Consolidated EBITDA (as of the most recently ended Four-Quarter Period at or prior to such time) to be greater than that ratio set forth opposite each such period:

Period	Adjusted Consolidated Total Debt/ Consolidated EBITDA Ratio Must Not Exceed
The Four-Quarter Period ending on September 30, 1999	4.80 to 1.0
The Four-Quarter Period ending on December 31, 1999	4.60 to 1.0
The Four-Quarter Period ending on March 31, 2000	4.40 to 1.0
The Four-Quarter Period ending on June 30, 2000	4.25 to 1.0
The Four-Quarter Period ending on September 30, 2000	4.15 to 1.0

(e)   <u>Adjusted Consolidated Total Debt to Consolidated Total Capitalization</u>. Permit at any date set forth below the ratio of Adjusted Consolidated Total Debt (at such date) to Consolidated Total Capitalization (at such date) to be greater than that ratio set forth opposite each such period:

Period	Adjusted Consolidated Total Debt/Consolidated Total Capitalization Ratio Must Not Exceed
The last day of the Four-Quarter Period ending on December 31, 1999	.765 to 1.00
The last day of the Four-Quarter Period ending on March 31, 2000	.760 to 1.00
The last day of the Four-Quarter Period ending on June 30, 2000	.755 to 1.00
The last day of the Four-Quarter Period ending on September 30, 2000	.750 to 1.00

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(f)   All determinations made of the financial covenants in subsections (a) through (e) above shall be done giving pro forma effect to the Marino Transaction as of June 30, 1999 and the Atlas Acquisition as of September 30, 1999.

XI.2.   Acquisitions.   Enter into any agreement, contract, binding commitment or other binding arrangement providing for any Acquisition, or take any action to solicit the tender of securities or proxies in respect thereof in order to effect any Acquisition, unless:

(i)   the Person to be (or whose assets are to be) acquired does not oppose such Acquisition and the line or lines of business of the Person to be acquired are substantially the same as one or more lines of business conducted by any of the Borrowers and the Subsidiaries or a line or lines of business related thereto,

(ii)   no Default or Event of Default shall exist immediately after giving effect to such Acquisition and the applicable Borrower shall have furnished to the Agents (A) pro forma historical financial statements as of the end of the most recently completed Fiscal Year and most recent interim fiscal quarter of such Borrowers, if applicable, giving effect to such Acquisition and (B) a certificate prepared on a historical pro forma basis giving effect to such Acquisition, which certificate shall demonstrate that no Default or Event of Default would exist under Section 11.1 immediately after giving effect thereto,

(iii)   a Borrower or a Subsidiary is the surviving entity or the surviving entity shall succeed, by agreement or operation of law, to all of the businesses and operations of such Borrower or such Subsidiary and shall immediately assume all of the rights and obligations of such Borrower or such Subsidiary under this Agreement and the other Loan Documents, and

(iv)   after giving effect to such Acquisition, the aggregate cash paid by the Borrowers and their Subsidiaries to third-party sellers as consideration for Acquisitions during any Four-Quarter Period (on a non-cumulative basis, with the effect that amounts not incurred in any Four-Quarter Period may not be carried forward to a subsequent period) shall not exceed US $1,000,000;

provided, however, that notwithstanding the foregoing, a Borrower or a Subsidiary may acquire the assets of Atlas (the "Atlas Acquisition") so long as (A) the conditions set forth in clauses (i), (ii) and (iii) above are satisfied and the Atlas Acquisition is completed not later than November 30, 1999 and (B) the Cost of Acquisition for the Atlas Acquisition does not exceed the sum of (I) transaction costs (excluding bank financing fees) not to exceed US $1,000,000 in the aggregate, (II) an amount not to exceed US $1,000,000 for any net working capital adjustment, and (III) all Costs of Acquisition, excluding those in (I) and (II), not to exceed US $14,000,000.

XI.3.   Capital Expenditures.   Make Capital Expenditures, excluding all amounts of cash paid as consideration for Acquisitions, which exceed in the aggregate: (a) during the Fiscal Year ended December 31, 1999, CAN $23,500,000 (or the US Dollar equivalent thereof), (b) during the Fiscal Year ended December 31, 2000, CAN $18,000,000 (or the US Dollar equivalent thereof) and (c) during each Fiscal Year subsequent to Fiscal Year 2000, the sum of (i) the amount of Capital Expenditures permitted during the preceding Fiscal Year (the "Prior Fiscal Year") (but excluding any amounts carried over to such Prior Fiscal Year from the Fiscal Year preceding the Prior Fiscal Year pursuant to the proviso at the end of this paragraph) plus (ii) CAN $1,000,000 (or the US Dollar equivalent thereof); provided that 50% of the amount of Capital Expenditures permitted but not incurred during any Fiscal Year may be carried over to the next Fiscal Year.

XI.4.   Liens.   Incur, create or permit to exist any Lien of any nature whatsoever with respect to any property or assets now owned or hereafter acquired by any Borrower or any Subsidiary, other than

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(a)   Liens created under the Security Instruments in favor of the Agents, the US Collateral Agent, the Canadian Collateral Trustee and the Lenders;

(b)   Liens imposed by law for taxes, assessments or charges of any Governmental Authority for amounts not more than sixty (60) days past due (and as to which no enforcement action has been taken by any Governmental Authority) or which are being contested in good faith by appropriate proceedings, and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with GAAP;

(c)   statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workers and other Liens imposed by law or created in the ordinary course of business and in existence less than ninety (90) days from the date of creation thereof for amounts not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with GAAP;

(d)   Liens incurred or deposits made in the ordinary course of business consisting of surety bonds and appeal bonds, or in connection with workers' compensation, unemployment insurance, social security benefits and other similar types of employment obligations required by law, or to secure the performance of tenders, bids, leases, contracts (other than for the repayment of Indebtedness for Money Borrowed and guarantees of payment of Indebtedness for Money Borrowed), statutory obligations and other similar obligations or arising as a result of progress payments under government contracts;

(e)   easements, servitudes (including reciprocal easement agreements and utility agreements), rights-of-way, covenants, consents, reservations, encroachments, variations and zoning and other restrictions, charges or encumbrances (whether or not recorded), which do not interfere materially with the ordinary conduct of the business of any Borrower or any Guarantor and which do not materially detract from the value of the property to which they attach or materially impair the use thereof by any Borrower or any Guarantor; and

(f)   purchase money Liens to secure Indebtedness permitted under Section 11.5(c) and incurred to purchase fixed assets or to finance such purchase price and to construct or improve fixed assets related to such purchased fixed assets, or to finance the cost of such construction or improvement, provided such Indebtedness represents not less than ninety percent (90%), of the purchase price thereof as of the date of purchase thereof and no property other than the assets so purchased secures such Indebtedness;

(g)   (i) Liens on assets of the Borrowers and their Subsidiaries as listed in Schedule 11.4(g), and (ii) Liens granted on or after December 12, 1997 to factors of Accounts Receivable in an aggregate amount at any time not in excess of US $25,000,000 which arise from sales to customers outside the United States and Canada that are owing to any of the Borrowers or any of their Subsidiaries;

(h)   Liens arising out of judgments, attachments, injunctions, executions or awards that do not constitute Events of Default under Section 12.1(i);

(i)   Liens in favor of customs and revenue authorities arising as a matter of law to secure the payment of customs duties resulting from the importation of goods and in each case attaching only to such goods;

(j)   any interest or title of a lessor or sublessor and any restriction or encumbrance to which the interest or title of such lessor or sublessor may be subject that would not be reasonably expected to have a Material Adverse Effect;

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(k)　　　Liens arising in connection with Capital Leases that are not prohibited under the terms of this Agreement and in each case attaching only to the assets which are subject to such Capital Lease;

(l)　　　Liens on property and assets of a Person existing at the time such Person is merged into or consolidated with any Borrower or any Subsidiary or becomes a Subsidiary in accordance with the terms of this Agreement, provided that any such Liens were not created in contemplation of such merger, consolidation or acquisition, as the case may be, and do not extend to or cover any property or assets other than the property and assets of the Person being merged into or consolidated with such Borrower or such Subsidiary or being acquired by such Borrower or such Subsidiary, as the case may be, and provided further that any Indebtedness secured by such Liens shall not otherwise be prohibited under the terms of this Agreement;

(m)　　　Liens securing Indebtedness owed by any Subsidiary to any Borrower or Guarantor, in each case to the extent such Indebtedness is not otherwise prohibited under the terms of this Agreement;

(n)　　　(i) deposits to secure the performance of leases of property (whether real, personal or mixed) of the Borrowers and their Subsidiaries (excluding Capitalized Leases) in the ordinary course of business and (ii) Liens arising from precautionary Uniform Commercial Code financing statement filings (or other similar filings) regarding operating leases;

(o)　　　Liens arising solely from conditional sale, title retention, consignment or other similar arrangements for the sale of goods entered into by any Borrower or any Subsidiary in the ordinary course of business;

(p)　　　Liens in favor of issuers of documentary and commercial letters of credit not otherwise prohibited under the terms of this Agreement on (and limited to) the documents and goods covered thereby;

(q)　　　Liens not otherwise permitted to be incurred under this Section 11.4 which secure obligations of the Borrowers and their any Subsidiaries, other than Indebtedness for Money Borrowed, outstanding in an aggregate principal amount not to exceed US $500,000 at any time outstanding, provided that any Indebtedness secured by such Liens shall not otherwise be prohibited under the terms of this Agreement;

(r)　　　the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown, statutory exception to title and reservation of mineral rights;

(s)　　　title exceptions referred to in Section 8.1(xviii) and title defects or irregularities in title which are of a minor nature in the aggregate and will not materially impair the use of the property for the purposes for which it is held by any Borrower or any of its Subsidiaries;

(t)　　　Liens securing Indebtedness incurred solely to finance the purchase of looms in the ordinary course of business so long as such Indebtedness is not otherwise prohibited under the terms of this Agreement, and provided that such Liens encumber only the looms so purchased;

(u)　　　Liens in favor of a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of any Borrower or any of its Subsidiaries in the ordinary course of its business; and

(v)　　　extensions, renewals and replacements of any of the foregoing so long as such Liens continue only to apply to the property previously subject thereto.

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XI.5.   Indebtedness. Incur, create, assume or permit to exist any Indebtedness, howsoever evidenced, except:

(a)   Indebtedness existing as of the Original Closing Date and as set forth in Schedule 11.5 as of the Original Closing Date; provided, none of the instruments and agreements evidencing or governing such Indebtedness shall be amended, modified or supplemented after the Original Closing Date to change adversely to any Borrower or any Subsidiary in any material respect any terms of subordination, the aggregate principal amount thereof or the interest rate payable thereon or rights of conversion, put, exchange or other rights from such terms and rights as in effect on the Original Closing Date and any amendment or modification of, or supplement to, the Subordinated Indenture or any Subordinated Note is subject to compliance with Section 11.16(b);

(b)   Indebtedness owing to any Agent or any Lender in connection with this Agreement, any Note or any other Loan Document;

(c)   purchase money Indebtedness described in Section 11.4(f);

(d)   Indebtedness (i) consisting of Capital Leases and (ii) in the case of any such Capital Leases to which any Subsidiary of any Borrower is a party, guarantees by such Borrower or any of its Subsidiaries of the obligations of such Subsidiary under such leases;

(e)   Indebtedness arising from Rate Hedging Obligations permitted under Section 11.14;

(f)   (i) Indebtedness incurred by any Borrower or Guarantor (other than Consoltex Mexico, Rafytek or Rafytica) and owing to any other Borrower or Guarantor (other than Consoltex Mexico, Rafytek or Rafytica) and (ii) Indebtedness incurred by Consoltex Mexico, Rafytek and Rafytica and (A) owing to any Borrower or Guarantor (other than Consoltex Mexico, Rafytek or Rafytica) which, when added to the amount of assets transferred thereto pursuant to Section 11.6(j) does not exceed in the aggregate US $1,000,000 in any Fiscal Year or (B) owing to any of Consoltex Mexico, Rafytek or Rafytica;

(g)   Indebtedness existing at the time that any property or asset is acquired from a third party by any Borrower or any Subsidiary which Indebtedness was incurred for the purpose of financing the acquisition, or the construction or improvement, of such property or asset by such third party and which Indebtedness is secured solely by such property or asset, provided that any such Indebtedness was not incurred in contemplation of such acquisition;

(h)   Indebtedness in existence at the time any Person is merged into or consolidated with any Subsidiary or becomes a Subsidiary in accordance with the terms of this Agreement in an aggregate principal amount not to exceed US $250,000 at any time outstanding, provided that any such Indebtedness was not incurred in contemplation of such merger, consolidation or acquisition, as the case may be;

(i)   Indebtedness under reimbursement obligations in respect of letters of credit and other similar support obligations issued to guarantee or support the payment of performance bonds, workers' compensation claims, insurance claims and contested appeals and compliance with regulatory obligations incurred in the ordinary course of business;

(j)   Contingent Obligations in respect of indemnities and purchase price adjustments incurred in connection with the sale, lease or other disposition of assets; provided that the sale, lease or other disposition of such assets are otherwise permitted under this Agreement;

(k)   Guarantees by and performance bonds of any Borrower or any Subsidiary with respect to obligations of its Subsidiaries incurred in the ordinary course of business and not otherwise prohibited under this Agreement;

(l)   Additional unsecured Indebtedness not otherwise covered by clauses (a) through (k) above, provided that the aggregate outstanding principal amount of all such other Indebtedness incurred during any Fiscal Year shall in no event exceed US $1,000,000 at any time;

(m)   Indebtedness incurred solely to finance the purchase of looms in the ordinary course of business;

(n)   Indebtedness extending the maturity of, or refunding, replacing or refinancing, in whole or in part, any Indebtedness incurred under any of the foregoing provisions of this Section 11.5; provided, however, that, except in the case of clause (a) above, the terms of and the principal amount of any such extension, refunding, replacing or refinancing Indebtedness, considered as a whole, are no more restrictive in any material respect than the terms of, and are no greater than the outstanding principal amount of, the Indebtedness so extended, refunded, replaced or refinanced; provided further, however, that any such refunding, replacing or refinancing of Indebtedness which is Subordinated Debt shall be accomplished using other Indebtedness subordinate to the Obligations hereunder, the terms of which shall be no less restrictive than the terms of this Agreement and the terms of subordination of which shall be no less favorable to the Lenders than the Subordinated Debt being refinanced;

(o)   Indebtedness assumed or created in connection with the Royalton Acquisition described in Section 11.2, as follows: (i) Indebtedness in an aggregate principal amount not to exceed US $2,000,000 incurred by Consoltex USA in connection with the guarantee of a portion of the purchase price in the Royalton Acquisition, and (ii) Indebtedness in an aggregate principal amount not to exceed US $1,250,000 in existence at the time of and assumed by a Borrower or a Subsidiary in connection with the consummation of the Royalton Acquisition, provided that such Indebtedness described in this clause (ii) was not incurred in contemplation of such Royalton Acquisition; and

(p)   Indebtedness owing to factors of Accounts Receivable from time to time in principal amount at any time outstanding not to exceed (i) US $7,000,000 in the aggregate owing to all factors by all Borrowers in connection with their sales of inventory produced in and distributed from Mexico to customers in the United States and (ii) in all other events, CAN $5,000,000 owing in the aggregate to all factors by all Borrowers and in each of (i) and (ii) without duplication the guaranty by a Borrower of payment of such Indebtedness incurred by another Borrower or Subsidiary thereof, the payment of which is secured by Liens permitted pursuant to Section 11.4(g).

XI.6.   Transfer of Assets. Sell, lease, transfer or otherwise dispose of any assets of any Borrower or any Subsidiary other than

(a)   dispositions of Inventory in the ordinary course of business;

(b)   dispositions of assets (other than capital stock) which, in the aggregate during any Fiscal Year, have a fair market value or book value (whichever is greater), that is less than or equal to five percent (5%) of the Consolidated Tangible Assets determined as of the last day of the preceding Fiscal Year, provided that the proceeds of any dispositions permitted by this clause (b) shall, within four (4) months after such disposition, be either (i) reinvested by the Borrowers and the Subsidiaries in substantially the same lines of business as the businesses of the Borrowers and their Subsidiaries at the time of such disposition or lines of business related thereto or (ii) to the extent such proceeds are in cash, used to (y) prepay an equal amount of outstanding principal and accrued interest on all of the Canadian Term Loan, the Term B Loan and the US Term Loan; or (z) if there are no Outstandings under the Term

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Loans or the Term B Loan, used to prepay an equal amount of outstanding principal and accrued interest on both the Canadian Revolving Credit Loans and the US Revolving Credit Loans, if any, or, if the ratio of Consolidated Total Debt as of the last day of the most recently ended Four-Quarter Period to Consolidated EBITDA during such Four-Quarter Period is less than 3.0 to 1.0, to redeem the Subordinated Debt;

(c)   (i) property and assets disposed of in the ordinary course of business that are not and are not intended to be Collateral to which is attached a perfected Lien pursuant to the Security Instruments, and (ii) property and assets of Consoltex Mexico, Rafytek and Rafytica which, if owned by a Borrower other than Consoltex Mexico, would be permitted to be disposed of under subclause (c)(i) above;

(d)   investments and reinvestments in Eligible Securities;

(e)   sales and other dispositions of shares of stock of Consoltex Group, or warrants, rights or options to acquire such shares, so long as such sale or other disposition would not result in a Change of Control;

(f)   sales, transfers or other dispositions (i) among any Borrower or Guarantor and any other Borrower or Guarantor (in each case other than Consoltex Mexico, Rafytek and Rafytica), (ii) from any of Consoltex Mexico, Rafytek and Rafytica to any Borrower or Guarantor or among Consoltex Mexico, Rafytek and Rafytica; and (iii) among one or more Subsidiaries that are not Guarantors;

(g)   the termination of any lease of real or personal property to which any Borrower or any Subsidiary is subject, whether as lessee or lessor;

(h)   [intentionally deleted].

(i)   in transactions permitted by Sections 10.3, 11.2, 11.3, 11.4, 11.7, 11.8 or 11.9;

(j)   transfers of assets (other than capital stock) to any one or more of Consoltex Mexico, Rafytek and Rafytica by any one or more of the other Borrowers and Guarantors (other than Consoltex Mexico, Rafytek or Rafytica) which when added to loans, advances and all other financial assistance provided by any Borrower or any Guarantor thereto as described in Sections 11.5(g) and 11.7(a), do not exceed in the aggregate US $1,000,000 in any Fiscal Year;

(k)   sales (in the ordinary course of business) of Accounts Receivable to factors;

(l)   dispositions of obsolete, worn-out or surplus property no longer necessary to the business of such Borrower or such Subsidiary; and

(m)   so long as no Event of Default shall have occurred and be continuing, the grant of any option or other right to purchase any property or assets in a transaction that would otherwise be expressly permitted under this Section 11.6.

XI.7.   Investments. Purchase, own, invest in or otherwise acquire, directly or indirectly, any stock or other securities, or make or permit to exist any interest whatsoever in any other Person, or make or permit to exist any loans, advances or financial assistance to any Person, except that any Borrower or any Subsidiary may maintain investments or invest in:

(a)   any Subsidiary existing on the Closing Date or otherwise permitted to be acquired or created hereunder which is, or in accordance with Section 10.17 will be, a Guarantor; provided, that such loans, advances or financial assistance by all Borrowers and Guarantors (other than Consoltex Mexico,

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Rafytek and Rafytica) in any Fiscal Year to Consoltex Mexico, Rafytica and Rafytek when added to all asset dispositions described in Section 11.6(j) occurring during such Fiscal Year, shall not exceed US $1,000,000;

(b)   securities of any Person acquired in an Acquisition not otherwise prohibited under the Loan Documents;

(c)   Eligible Securities;

(d)   investments existing as of the Original Closing Date and as set forth in Schedule 11.7, and rollovers with and reinvestments of the proceeds thereof in the same investments or in Eligible Securities;

(e)   Accounts Receivable arising and trade credit granted in the ordinary course of business;

(f)   Investments consisting of Rate Hedging Obligations incurred in accordance with Section 11.14;

(g)   Investments consisting of intercompany Indebtedness otherwise permitted under Section 11.5;

(h)   Investments in account debtors received in connection with the bankruptcy or reorganization, or in settlement of delinquent obligations of customers, in the ordinary course of business and in accordance with applicable collection and credit policies established by such Borrower or such Subsidiary, as the case may be;

(i)   the acceptance of promissory notes, contingent payment obligations and equity interests that are received as payment, in whole or in part, of the purchase price of any property or assets sold, leased, transferred or otherwise disposed of in accordance with Section 11.6;

(j)   loans and advances to employees of any Borrower or any Subsidiary to satisfy or reimburse travel, relocation and other similar business related expenses of such employees in the ordinary course of business or to purchase shares of common stock of Consoltex Group under a stock purchase plan available to employees as compensation thereof; and

(k)   Investments not constituting Acquisitions and not otherwise permitted under this Section 11.7 in an aggregate amount not to exceed US $500,000 at any time.

XI.8.   Merger or Consolidation. (a) Consolidate with or merge into any other Person, or (b) permit any other Person to merge into it, (c) liquidate, wind-up or dissolve or (d) sell, transfer or lease or otherwise dispose of all or a substantial part of its assets; provided, however, (i) any Subsidiary of any Borrower may merge or transfer all or substantially all of its assets into or consolidate with such Borrower or any wholly owned Subsidiary of such Borrower which is a Fully Secured Guarantor (as hereinafter defined), (ii) any Subsidiary of any Borrower that is not a Guarantor may merge or transfer all or substantially all of its assets or consolidate with any other Subsidiary that is not a Guarantor and (iii) any other Person may merge into or consolidate with any Borrower or any Subsidiary and any Subsidiary may merge into or consolidate with any other Person in order to consummate an Acquisition permitted under Section 11.2; provided, that if such merging or consolidating Subsidiary is a Guarantor, the Person surviving such Acquisition shall do all things necessary under Section 10.17 to become a Guarantor and to enter into a Security Agreement (notwithstanding the exceptions allowed under Section 10.17 in the event any such action undertaken by such Person would result in a constructive dividend or be prohibited by law) having terms applicable to such Person substantially similar to the terms under the Security Agreement delivered on the Original Closing Date applicable to the Borrowers and Guarantors other than Consoltex Mexico,

Rafytek and Rafytica (a "Fully Secured Guarantor") (provided further that, in the case of any merger, consolidation or transfer of assets referred to in clause (i), (ii) or (iii) of this Section 11.8, if the US Collateral Agent, the Canadian Collateral Agent, or any Agent on behalf of the Lenders has a perfected Lien on any property so transferred (or owned by any party subject to such merger or consolidation), such Lien shall remain continuously perfected, and provided further that the Agents' and Lenders' rights under any Facility Guaranty (other than the Guaranty of the Subsidiary so merging, consolidating, liquidating, dissolving or transferring such assets) shall not be adversely affected by such transfer, liquidation, dissolution, consolidation or merger).

XI.9. Restricted Payments. Make any Restricted Payment or apply or set apart any of their assets therefor or agree to do any of the foregoing other than a redemption by Consoltex Group of one class of its issued and outstanding capital stock in consideration of the shares of another class of capital stock not previously issued or outstanding; (I) provided, however, that (a) if the ratio of Consolidated Total Debt to Consolidated EBITDA is less than 3.00 to 1.00 as of the last day of the most recently ended Four-Quarter Period, then Consoltex Group may, with the prior written consent of the Required Lenders (which consent shall not be unreasonably withheld or delayed, it being understood that the existence of a Default or an Event of Default shall be a reasonable basis on which the Required Lenders may withhold consent), declare or pay dividends or make other distributions of property to its shareholders or redeem, repurchase, retire, defease or otherwise acquire for value shares of its issued and outstanding capital stock; (b) any Subsidiary of a Borrower may declare and pay dividends to such Borrower or any Subsidiary of such Borrower that is a Guarantor; (c) any Borrower or any Subsidiary may declare dividends or make distributions in each case payable solely in shares of its capital stock provided that a Change in Control shall not result from such dividend or distribution, and provided further that if such shares are transferred to a Borrower, Guarantor or Subsidiary in connection with such a dividend or distribution, the shares shall be pledged under the applicable Pledge Agreement and delivered to the US Collateral Agent or the Canadian Collateral Trustee, as applicable; and (d) the issuers of the Subordinated Debt may (i) pay interest thereon in accordance with the terms thereof as in effect on the Closing Date in both the Subordinated Indenture and in the Subordinated Notes and (ii) not redeem, retire, defease or otherwise acquire for value any principal amount of the Subordinated Debt for any reason whether as an optional or mandatory redemption except as otherwise permitted by Sections 11.6(b)(ii)(z) and financed, if not by the proceeds of asset sales, either from cash flow derived from continuing business operations or from Advances; and (II) provided further, however, that, if there shall not then exist a Default or Event of Default immediately prior to or after giving effect to the foregoing, then Consoltex Group may make any one or more Restricted Payments to AIP in an aggregate amount not to exceed the AIP Equity Contribution less the stated amount of any outstanding LGHBV Letter of Credit.

XI.10. Transactions with Affiliates. Other than transactions permitted under Sections 11.5, 11.6, 11.7, 11.8 and 11.9, enter into any transaction after the Closing Date, including, without limitation, the purchase, sale, lease or exchange of property, real or personal, or the rendering of any service, with any Affiliate of any Borrower, except upon terms no less favorable to such Borrower (or such Subsidiary) than would be obtained in a comparable arm's-length transaction with a Person not an Affiliate; provided, however, that the following actions and transactions shall not be restricted hereunder:

(a) any employment arrangement entered into by any Borrower or any Subsidiary in the ordinary course of business and consistent with past practice;

(b) the payment of reasonable compensation (including, without limitation, compensation in the form of equity to the extent not otherwise prohibited under the Loan Documents) to directors and officers of the Borrowers and the Subsidiaries;

(c) transactions between or among the Borrowers and their respective Subsidiaries or between or among Subsidiaries, in each case to the extent otherwise not prohibited under this Agreement; and

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(d)   the entering into of arrangements to pay, and the payment of, management and other similar fees among the Borrowers and the Subsidiaries.

XI.11.   Compliance with ERISA and Canadian Benefit Law.

(a)   permit the occurrence of any Termination Event which would result in a material liability on the part of any Borrower or any ERISA Affiliate to the PBGC which would be reasonably likely to have a Material Adverse Effect; or

(b)   fail to make any contribution or payment to any Multiemployer Plan which any Borrower or any ERISA Affiliate is required to make under any agreement relating to such Multiemployer Plan, or any law pertaining thereto, except where such non-compliance would not reasonably be likely to have a Material Adverse Effect; or

(c)   engage, in any prohibited transaction under Section 406 of ERISA or Sections 4975 of the Code for which a civil penalty pursuant to Section 502(i) of ERISA or a tax pursuant to Section 4975 of the Code may be imposed, except where such non-compliance would not reasonably be likely to have a Material Adverse Effect; or

(d)   permit the amendment of any Employee Benefit Plan which amendment would result in liability of any Borrower or increase the obligation of any Borrower to a Multiemployer Plan, except where such amendment would not reasonably be likely to have a Material Adverse Effect; or

(e)   fail, or permit any ERISA Affiliate to fail, to establish, maintain and operate each Employee Benefit Plan or Pension Plan in compliance in all material respects with the provisions of ERISA, the Code and all other applicable laws and the regulations thereof, except where such non-compliance would not be reasonably likely to result in a Material Adverse Effect; or

(f)   permit the occurrence of any Canadian Termination Event which would result in a material liability on the part of Consoltex or Consoltex Group which would be reasonably likely to have a Material Adverse Effect; or

(g)   engage in a transaction that would render a Canadian Employee Pension Plan liable to tax under Part XI of the *Income Tax Act* or to have its registration revoked by any Governmental Authority, except where, in each case, same would not be reasonably likely to have a Material Adverse Effect; or

(h)   fail, or permit to fail, to establish, maintain and operate each Canadian Employee Pension Plan in compliance in all material respects with the provisions of Canadian Benefit Law, except where such non-compliance would not be reasonably likely to result in a Material Adverse Effect.

XI.12.   Fiscal Year. Change its Fiscal Year.

XI.13.   Change in Control.

(a)   Cause, suffer or permit any Change of Control; or

(b)   Cause, suffer or permit any Borrower or Guarantor (other than Consoltex Group) not to be wholly owned by another Borrower or Guarantor, except in accordance with Section 11.2 or 11.8 and except for the minimum number of shares that must be held by third parties to comply with applicable law.

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XI.14.　_Rate Hedging Obligations_. Incur any Rate Hedging Obligations or enter into any agreements, arrangements or instruments relating to Rate Hedging Obligations, except (a) in the ordinary course of business and with the consent of both Agents, such consent not to be unreasonably withheld or delayed and notice of each such consent to be delivered by the Agents to each of the Lenders, and (b) pursuant to Hedge Agreements in an aggregate notional amount not to exceed at any time US $100,000,000 or as otherwise agreed by the Borrowers and the Agents.

XI.15.　_Negative Pledge Clauses_. Enter into any agreement (other than in connection with (a) any Indebtedness expressly permitted to be incurred under Section 11.5(a), (c), (d), (e), (g) or (h) (including any such Indebtedness permitted to be incurred under Section 11.5(n) as a refinancing thereof), or (b) any Liens expressly permitted to be incurred under Section 11.4(o), or (c) any Indebtedness outstanding on the date such Subsidiary first becomes a Subsidiary (or any Subsidiary of any Borrower)) with any Person other than the Agents and the Lenders pursuant to this Agreement or any other Loan Documents which prohibits or limits the ability of any Borrower or any Subsidiary to create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired; _provided_, however, any such prohibition or limitation contained in any document or agreement evidencing or governing (i) Indebtedness permitted to be incurred under Section 11.5(c) and (g) shall apply only to the asset purchased, constructed or improved with the proceeds of such Indebtedness, (ii) Indebtedness permitted to be incurred under Section 11.5(d) shall apply only to the asset financed by such Capital Lease, (iii) Liens expressly permitted to be incurred under Section 11.4(o) shall apply only to the goods subject to such conditional sale, title retention, consignment or other similar arrangement and (iv) Indebtedness permitted to be incurred under Section 11.5(a) shall not prohibit the granting of the Liens on the Collateral pursuant to the Security Instruments.

XI.16.　_Subordinated Debt_.

(a)　　Fail at any time to maintain for any reason the Obligations as "Senior Debt" and, so long as aggregate Total Commitments under remaining Facilities exceeds CAN $25,000,000, "Designated Senior Debt" under the Subordinated Indenture and the Subordinated Notes; and

(b)　　Amend, revise or supplement, in any manner adverse to the interests of the Lenders, the subordination provisions or payment or redemption terms of the Subordinated Debt, or in any manner material and adverse to the Lenders, the other covenants of, or events of default under, the Subordinated Indenture or the Subordinated Notes.

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ARTICLE XII

Events of Default and Acceleration

XII.1.　Events of Default. If any one or more of the following events (herein called "Events of Default") shall occur for any reason whatsoever (whether such occurrence shall be voluntary or involuntary and howsoever effected) that is to say:

(a)　if default shall be made in the due and punctual payment of the principal of any Loan, any fees on Bankers' Acceptances or any Reimbursement Obligation when and as the same shall be due and payable whether pursuant to any provision of Articles II, III or IV, at maturity, by acceleration or otherwise; or

(b)　if default shall be made in the due and punctual payment of (i) any interest on any Loan when and as the same shall be due and payable or (ii) any fees (other than fees on Bankers' Acceptances) within two (2) Business Days after the same shall be due and payable in accordance with the terms hereof or (iii) any other amounts payable under any other Loan Document to any of the Lenders or either Agent or the US Collateral Agent or Canadian Collateral Trustee within five (5) Business Days after notice from any Lender or either Agent requesting payment thereof; or

(c)　if default shall be made in the performance or observance of any covenant set forth in Sections 10.9 or 10.10, 10.17 or Article XI (other than Section 11.10); or

(d)　(i) if a default shall be made in the performance or observance of any covenant, agreement or provision contained in this Agreement, the Notes or any other Loan Document (other than as described in clauses (a), (b) or (c) above) and such default shall continue for thirty (30) or more days after (A) receipt of notice of such default to the Authorized Representative from either Agent or (B) any Notice Officer having actual knowledge of the occurrence of such default, or (ii) if any material provision of any Loan Document ceases to be in full force and effect (other than pursuant to the terms thereof or by reason of any action by either Agent, the US Collateral Agent, the Canadian Collateral Trustee or any Lender), or (iii) if without the written consent of the Lenders, this Agreement or any other Loan Document shall be disaffirmed or shall terminate or become void or unenforceable in any material respect for any reason whatsoever (other than in accordance with its terms or by reason of any action by any Lender, the US Collateral Agent, the Canadian Collateral Trustee or either Agent), or (iv) if any Lien on any material portion of the Collateral intended to have been perfected in favor of the US Collateral Agent or the Canadian Collateral Trustee for the benefit of the Lenders shall be terminated, lapse or fail to be or remain perfected (except as expressly permitted by this Agreement or any other Loan Document); or

(e)　if a default shall occur and continue beyond the applicable grace period, if any, (i) in the payment of any principal, interest or premium on (A) the Subordinated Notes or (B) any other Indebtedness (other than the Loans and other Obligations and other than Indebtedness to which recourse is limited to one or more specified assets and no other assets) of any Borrower, any Guarantor or any Subsidiary in an amount not less than US $2,000,000 in the aggregate outstanding, or (ii) in the performance, observance or fulfillment of any term or covenant contained in the Subordinated Indenture or any Subordinated Note or any agreement or instrument under or pursuant to which any such other Indebtedness may have been issued, created, assumed, guaranteed or secured by any Borrower, any Guarantor or any Subsidiary, and such default shall permit the holder of any Subordinated Debt or any such Indebtedness (or any agent or trustee acting on behalf of one or more holders) to accelerate the maturity thereof; or

(f)　if any representation, warranty or other statement of fact contained in any Loan Document or in any writing, certificate, report or written statement at any time furnished to either Agent

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or any Lender by or on behalf of any Borrower or any Guarantor pursuant to or in connection with any Loan Document shall have been incorrect in any material respect when given; or

(g)   if any Borrower or Guarantor or any Subsidiary shall be unable to pay its debts generally as they become due; file a petition to take advantage of any insolvency statute; make an assignment for the benefit of its creditors; commence a proceeding for the appointment of a receiver, trustee, liquidator or conservator of itself or of the whole or any substantial part of its property or otherwise wind-up or dissolve (except in connection with, or constituting a part of, a merger or consolidation transaction not prohibited under Section 11.8); file a petition or answer seeking liquidation, reorganization or arrangement or similar relief under the bankruptcy laws or any other applicable law or statute of Canada or any province thereof or of the United States of America or any state thereof; or

(h)   if a court of competent jurisdiction shall enter an order, judgment or decree appointing a custodian, receiver, trustee, liquidator or conservator of any Borrower or any Guarantor, or any Subsidiary or of the whole or any substantial part of its properties (except as not prohibited under Section 11.8) and such order, judgment or decree continues unstayed and in effect for a period of sixty (60) days, or approve a petition filed against any Borrower, any Guarantor or any Subsidiary seeking liquidation, dissolution, reorganization or arrangement or similar relief under the bankruptcy laws or any other applicable law or statute of Canada or any province thereof or of the United States of America or any state thereof, which petition is not dismissed within sixty (60) days; or if, under the provisions of any other law for the relief or aid of debtors, a court of competent jurisdiction shall assume custody or control of any Borrower, any Guarantor or any Subsidiary or of the whole or any substantial part of its properties, which control is not relinquished within sixty (60) days; or if there is commenced against any Borrower, any Guarantor or any Subsidiary any proceeding or petition seeking reorganization, dissolution, liquidation, arrangement or similar relief under the bankruptcy laws or any other applicable law or statute of Canada or any province thereof or of the United States of America or any state thereof which proceeding or petition remains undismissed and unstayed for a period of sixty (60) days; or if any Borrower, any Guarantor or any Subsidiary takes any action to indicate its consent to or approval of any such proceeding or petition; or

(i)   if (i) any judgment for the payment of money where the amount not covered by insurance (or the amount as to which the insurer denies liability) is in excess of US $2,000,000 in the aggregate is rendered against any Borrower or any Guarantor or any Subsidiary, or (ii) there is any attachment, injunction or execution against any of the properties of any Borrower or any Guarantor or any Subsidiary as satisfaction for any judgment for an amount in excess of US $2,000,000 in the aggregate; and such judgment, attachment, injunction or execution remains unpaid, unstayed, undischarged, unbonded or undismissed for a period of sixty (60) days;

then, and in any such event and at any time thereafter, if such Event of Default or any other Event of Default shall be continuing,

(A)   either or both of the following actions may be taken: (i) the Agents, with the consent of the Required Lenders, may, and at the direction of the Required Lenders shall, declare by written notice to the Borrowers that each Revolving Credit Facility and Canadian Swing Line Facility and Letter of Credit Facility has been permanently and irrevocably terminated, and (ii) the Agents, with the consent of the Required Lenders may, and at the direction of the Required Lenders shall, declare by notice to the Borrowers any or all of the Obligations to be immediately due and payable, and the same, including all interest accrued thereon and all other obligations of the Borrowers to the Agents and the Lenders, shall forthwith become immediately due and payable without presentment, demand, protest, notice or other formality of any kind, all of which are hereby expressly waived, anything contained herein or in any instrument evidencing the Obligations to the contrary notwithstanding, and upon such acceleration, the Agents and each of the Lenders shall have all of the rights and remedies available under the Loan Documents or under applicable law; provided, however, that notwithstanding the above, if there shall occur an Event of Default under clause (g) or (h) above, then the obligation of the Lenders to make Revolving Credit Loans and Canadian Swing Line Loans and of the Issuing Banks to issue Letters of Credit hereunder shall automatically be permanently and irrevocably terminated and any and all of the Obligations shall be immediately due and payable (and the Agents and Lenders shall have all such rights and remedies) without the necessity of any action by either Agent or the Required Lenders or notice to either Agent or the Lenders, and

      (B)   The Borrowers shall, upon demand of either both Agents or the Required Lenders through the Agents, at their option, deposit cash with the Agents in an amount equal to the amount of any Outstandings under a Letter of Credit Facility or the aggregate face amount of all outstanding Bankers' Acceptances as collateral security for the repayment of any future drawings or payments under such Letters of Credit or Bankers' Acceptances, and such amounts shall be held by the Agents pursuant to the terms of the Cash Collateral Agreements.

XII.2.   Agents to Act. In case any one or more Events of Default shall occur and be continuing, both Agents together may, and at the direction of the Required Lenders shall, proceed to protect and enforce their rights or remedies either by suit in equity or by action at law, or both, whether for the specific performance of any covenant, agreement or other provision contained herein or in any other Loan Document, or to enforce the payment of the Obligations or any other legal or equitable right or remedy.

XII.3.   Cumulative Rights. No right or remedy herein conferred upon the Lenders or the Agents is intended to be exclusive of any other rights or remedies contained herein or in any other Loan Document, and every such right or remedy shall be cumulative and shall be in addition to every other such right or remedy contained herein and therein or now or hereafter existing at law or in equity or by statute, or otherwise.

XII.4.   No Waiver. No course of dealing between any Borrower and any Lender or either Agent or any failure or delay on the part of any Lender or either Agent in exercising any rights or remedies under any Loan Document or otherwise available to it shall operate as a waiver of any rights or remedies and no single or partial exercise of any rights or remedies shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or of the same right or remedy on a future occasion.

XII.5.   Allocation of Proceeds. If an Acceleration Event shall have occurred, all payments (including any proceeds of Collateral) received by either Agent, any Lender, the Canadian Collateral Trustee or the US Collateral Agent, pursuant to a Security Instrument or otherwise, in respect of any principal of or interest on the Obligations or any other amounts payable by any Borrower hereunder, shall be applied by the Agents in the following order, with no payments to be applied to the amounts set forth in any subparagraph below unless all amounts set forth in all prior subparagraphs have been paid in full, including amounts required to be paid pursuant to Section 7.7(a) with respect to any prior application of payments:

      (a)   amounts due to the Lenders pursuant to Sections 3.5, 4.3, 4.4, 5.1(f) and 14.5;

      (b)   amounts due to the Agents pursuant to Section 13.11;

      (c)   payments

      (i)   of interest on Loans and Reimbursement Obligations, to be applied for the ratable benefit of the Issuing Bank and the Lenders pursuant to their Applicable Outstanding Percentage, and

      (ii)   of principal of Loans and Reimbursement Obligations, to be applied for the ratable benefit of the Lenders pursuant to their Applicable Outstanding Percentage;

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provided that (i) proceeds of the Collateral belonging to Consoltex Group, Consoltex and any other Borrowers or Guarantors organized under the laws of Canada or any province or other political subdivision thereof shall be applied first to the payment of the interest owed under the Canadian Facilities, second to the payment of the principal owed under the Canadian Facilities, third to payment of the principal owed under the US Facilities and fourth to the payment of interest owed under the US Facilities and (ii) the proceeds of the Collateral belonging to Consoltex USA, Consoltex International Inc., Balson-Hercules, LINQ or any other Borrower or Guarantor organized under the laws of the United States or any state or other political subdivision thereof shall be applied first to the payment of the interest owed under the US Facilities, second to the payment of the principal owed under the US Facilities, third to the payment of the principal owed under the Canadian Facilities and fourth to payment of the interest owed under the Canadian Facilities; provided further, that proceeds of Collateral to be applied to principal owed under any of the Facilities shall be applied first to the payment of Base Rate Loans and secondly, and ratably, to Bankers' Acceptances and Eurodollar Rate Loans;

(d)   payments of cash amounts to the Agents in respect of outstanding Letters of Credit pursuant to Section 12.1(B) which amounts shall be held by the Agents pursuant to the terms of the Cash Collateral Agreement;

(e)   amounts due to the Lenders pursuant to Sections 4.2(g), 10.15, 14.9 and Article VII;

(f)   payments of all other amounts due under any of the Loan Documents, if any, to be applied for the ratable benefit of the Lenders pursuant to their Applicable Outstanding Percentage;

(g)   amounts due to any of the Lenders in respect of Obligations consisting of liabilities under any Hedge Agreement with any of the Lenders on a pro rata basis according to the amounts owed; and

(h)   any surplus remaining after application as provided for herein, to the Borrowers or otherwise as may be required by applicable law.

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ARTICLE XIII

The Agents

XIII.1.   Appointment. Each Canadian Facility Lender hereby irrevocably designates and appoints NBC as the Canadian Agent for the Canadian Facility Lenders under this Agreement, and each of the Canadian Facility Lenders hereby irrevocably authorizes NBC as the Canadian Agent for such Canadian Facility Lender, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers as are expressly delegated to the Canadian Agent by the terms of this Agreement and such other Loan Documents, together with such other powers as are reasonably incidental thereto. Each US Facility Lender hereby irrevocably designates and appoints Bank of America as the US Agent for the US Facility Lenders under this Agreement, and each of the US Facility Lenders hereby irrevocably authorizes Bank of America as the US Agent for such US Facility Lender, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers as are expressly delegated to the US Agent by the terms of this Agreement and such other Loan Documents, together with such other powers as are reasonably incidental thereto. Each Term B Loan Facility Lender hereby irrevocably designates and appoints Bank of America as the US Agent for the Term B Loan Facility Lenders under this Agreement, and each of the Term B Facility Lenders hereby irrevocably authorizes Bank of America the US Agent for such Term B Loan Facility Lender, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers as are expressly delegated to the US Agent by the terms of this Agreement and such other Loan Documents, together with such other powers as are reasonably incidental thereto. The Agents shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any of the Lenders, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against either Agent.

XIII.2.   Attorneys-in-fact. The Agents may execute any of their duties under the Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties.

XIII.3.   Limitation on Liability. Neither Agent nor any of their officers, directors, employees, agents or attorneys-in-fact shall be liable to any of the Lenders for any action lawfully taken or omitted to be taken by it or them under or in connection with the Loan Documents, except for its or their own gross negligence or willful misconduct. Neither Agent nor any of their affiliates shall be responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Borrower, any Guarantor or any officer or representative thereof contained in any Loan Document, or in any certificate, report, statement or other document referred to or provided for in or received by either Agent under or in connection with any Loan Document, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of any Loan Document, or for any failure of any Borrower or any Guarantor to perform its obligations under any Loan Document, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of any Collateral. The Agents shall not be under any obligation to any of the Lenders to ascertain or to inquire as to the observance or performance of any of the terms, covenants or conditions of any Loan Document on the part of any Borrower or any Guarantor or to inspect the properties, books or records of any Borrower or their Subsidiaries or any other Guarantor; provided, however, the Agents shall deliver to each Lender and the Borrowers the written report of the results of any field audit inspection conducted as set forth in Section 10.7(b).

XIII.4.   Reliance. Each of the Agents shall be entitled to rely, and shall be fully protected in relying, upon any Note, writing, resolution, notice, consent certificate, affidavit, letter, cablegram, telegram, telefacsimile or telex message, statement, order or other document or conversation believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to any Borrower), independent accountants and other experts selected by either Agent. The Agents may deem and treat the payee of any Note as the owner thereof or, with respect to the Canadian Facilities, treat the financial institution set forth as the maker of any Loan in the Canadian

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Agent's records as the Lender thereof for all purposes unless an Assignment and Acceptance shall have been filed with and accepted by the Agents. The Agents shall be fully justified in failing or refusing to take any action under this Agreement unless it shall first receive advice or concurrence of the Lenders or the Required Lenders as provided in this Agreement or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Agents shall in all cases be fully protected in acting, or in refraining from acting, under the Loan Documents in accordance with a request of the Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all present and future holders of the Notes and the Loans.

XIII.5. <u>Notice of Default</u>. The Agents shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless either Agent has received notice from a Lender, an Authorized Representative or a Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default", or unless the Agent itself has provided such notice. In the event that either Agent receives such a notice, such Agent shall promptly give notice thereof to the other Agent and to the Lenders. The Agents shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders; <u>provided</u> that, unless and until either Agent shall have received such directions, the Agents may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Event of Default as it or they shall deem advisable in the best interests of the Lenders so long as such action or inaction is not restricted by the relevant provisions of the Loan Documents.

XIII.6. <u>No Representations</u>. Each Lender expressly acknowledges that neither Agent nor any of their affiliates has made any representations or warranties to it and that no act by either Agent hereafter taken, including any review of the affairs of any Borrower, their Subsidiaries or any other Guarantor, shall be deemed to constitute any representation or warranty by the Agents to any Lender. Each Lender represents that it has, independently and without reliance upon the Agents or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of each Borrower and each Guarantor and made its own decision to enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Agents or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under the Loan Documents and to make such investigation as it deems necessary to inform itself as to the status and affairs, financial or otherwise, of each Borrower, its Subsidiaries and any other Guarantor. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Agents hereunder, the Agents shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the affairs, financial condition or business of any Borrower, any Subsidiaries and any other Guarantor which may come into the possession of either Agent or any of the Agents' affiliates.

XIII.7. <u>Indemnification</u>. Each of the Lenders agrees to indemnify the Agents in their capacity as such (to the extent not reimbursed by any Borrower or any Guarantor and without limiting any obligations of any Borrower or any Guarantor to do so), ratably according to the respective aggregate outstanding principal amount of the Notes or Loans held by them (or, if no Notes or Loans are outstanding, ratably in accordance with their respective Applicable Commitment Percentages of the sum of the Total Commitments as then in effect) from and against any and all liabilities, obligations, losses (excluding any losses suffered by either Agent as a result of Borrowers' failure to pay any fee owing to either Agent), damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may at any time (including without limitation at any time following the payment of the Notes or Loans) be imposed on, incurred by or asserted against either Agent in any way relating to or arising out of any Loan Document or any other document contemplated by or referred to therein or the transactions contemplated thereby or any action taken or omitted by either Agent under or in connection with any of the foregoing; <u>provided</u> that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from either Agent's gross negligence or willful misconduct. The agreements in this subsection shall survive the payment of the Obligations and the termination of this Agreement.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

XIII.8. <u>Lender</u>. Each Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Borrower and any Guarantor as though it were not an Agent hereunder. With respect to its Loans made or renewed by it and any Note issued to it, each Agent shall have the same rights and powers under this Agreement as any Lender and may exercise the same as though it were not an Agent, and the terms "Lender" and "Lenders" shall, unless the context otherwise indicates, include each Agent in its individual capacity.

XIII.9. <u>Resignation</u>. If the US Agent or the Canadian Agent, as the case may be, shall resign as Agent under this Agreement, then the Required Lenders with respect to the US Facilities and the Term B Loan Facility or with respect to the Canadian Facilities, as the case may be, may appoint, with the consent, so long as there shall not have occurred and be continuing an Event of Default, of the Borrowers, which consent shall not be unreasonably withheld, a successor Agent for the relevant Lenders, which successor Canadian Agent shall be elected among Lenders under the Canadian Facilities and shall be a Schedule I bank under the *Bank Act* (Canada) and which US Agent shall be a commercial bank organized under the laws of the United States or any state thereof, having a combined surplus and capital of not less than US $500,000,000, whereupon such successor Agent shall succeed to the rights, powers and duties of the former Agent and the obligations of the former Agent shall be terminated and canceled, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement; <u>provided</u>, <u>however</u>, that the former Agent's resignation shall not become effective until such successor Agent has been appointed and has succeeded of record to all right, title and interest in any Collateral held by the Agents; <u>provided</u>, <u>further</u>, that if Required Lenders with respect to the US Facilities and the Term B Loan Facility or with respect to the Canadian Facilities, as the case may be, and, if applicable, the Borrowers cannot agree as to a successor Agent within ninety (90) days after such resignation, the remaining Agent shall appoint a successor Agent which satisfies the criteria set forth above in this <u>Section 13.9</u> for a successor Agent and the parties hereto agree to execute whatever documents are necessary to effect such action under this Agreement or any other document executed pursuant to this Agreement. After any retiring Agent's resignation hereunder as Agent, the provisions of this <u>Article XIII</u> shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement.

XIII.10. <u>Sharing of Payments, Etc</u>. Each Lender agrees that if it shall, through the exercise of a right of banker's lien, set-off, counterclaim or otherwise, obtain payment with respect to Obligations owed to it (other than pursuant to <u>Article VII</u>) which results in its receiving more than its pro rata share of the aggregate payments with respect to all of the Obligations (other than any payment pursuant to <u>Article VII</u>), then (a) such Lender shall be deemed to have simultaneously purchased from the other Lenders a share in their Obligations so that the amount of the Obligations held by each of the Lenders shall be pro rata and (b) such other adjustments shall be made from time to time as shall be equitable to insure that the Lenders share such payments ratably; <u>provided</u>, <u>however</u>, that for purposes of this <u>Section 13.10</u> the term "pro rata" shall be determined with respect to all the Commitments of each Lender and to the Total Commitments after subtraction in each case of amounts, if any, by which any such Lender has not funded its share of the outstanding Loans and Obligations. If all or any portion of any such excess payment is thereafter recovered from the Lender which received the same, the purchase provided in this <u>Section 13.10</u> shall be rescinded to the extent of such recovery, without interest. The Borrowers expressly consent to the foregoing arrangements and agree that each Lender so purchasing a portion of the other Lenders' Obligations may exercise all rights of payment (including, without limitation, all rights of set-off, banker's lien or counterclaim) with respect to such portion as fully as if such Lender were the direct holder of such portion.

XIII.11. <u>Fees</u>. The Borrowers agrees to pay to the Agents, for their individual account, an annual Agents' fee as from time to time agreed to by the Borrowers and the Agents in writing.

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

ARTICLE XIV

Miscellaneous

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

XIV.1. <u>Assignments and Participations</u>. (a) At any time after the Closing Date each Lender may, with the prior written consent of each Relevant Agent and (so long as no Default with respect to <u>Sections 12.1(b), (g) or (h)</u> or no Event of Default has occurred and is continuing) Consoltex Group, which consents shall not be unreasonably withheld (it being understood and agreed that an increase (if not de minimis) in the costs to, or amounts required to be paid by, any Borrower under <u>Article VII</u> or otherwise under the Loan Documents as a result of any proposed assignment shall be a reasonable basis on which Consoltex Group may withhold its consent), and, if demanded by any Borrower (following such Lender's demand for payment or the suspension of making or maintaining Eurodollar Rate Loans under any of the provisions of <u>Article VII</u> or upon any such Lender becoming a Non-Funding Lender), upon at least three Business Days' notice to each Agent, will assign to one or more banks or financial institutions all or a portion of its rights and obligations under the Loan Documents (including, without limitation, all or a portion of any Note payable to its order); <u>provided</u>, that (i) each such assignment shall be of a constant and not a varying percentage of all of the assigning Lender's rights and obligations under any specified Facility (but may vary as between the separate Facilities to which such Lender is a party), (ii) the assigning Lender shall execute an Assignment and Acceptance and deliver it to the Relevant Agent and, for each assignment involving the issuance and transfer of a Note, the relevant Borrowers hereby agree to execute a replacement Note or replacement Notes to give effect to the assignment within five (5) Business Days of the Effective Date of such assignment, (iii) the minimum Commitment which shall be assigned is US $10,000,000, <u>provided</u> <u>that</u> Bank of America and NBC may make up to two (2) assignments of Commitments of less than $10,000,000 and greater than or equal to $5,000,000 so long as such assignments are otherwise effected in compliance with this <u>Section 14.1</u>, (iv) such assignee shall have a Lending Office located in Canada if such Person is to be a Lender under the Canadian Facilities, or in the United States if such Person is to be a Lender under the US Facilities, (v) no consent of any Agent or Consoltex Group shall be required in connection with any assignment by a Lender to another Lender or to an affiliate of any Lender (except for an assignment of the rights and obligations of an Issuing Bank), (vi) each such assignment made as a result of a demand by any Borrower pursuant to this <u>Section 14.1(a)</u> shall be arranged by the Borrowers with the approval of the Agents, which approval shall not be unreasonably withheld or delayed, and shall be either an assignment of all of the rights and obligations of the assigning Lender under this Agreement or an assignment of a portion of such rights and obligations made concurrently with another such assignment or other such assignments that, in the aggregate, cover all of the rights and obligations of the assigning Lender under this Agreement, (vii) no Lender shall be obligated to make any such assignment as a result of a demand by any Borrower pursuant to this <u>Section 14.1(a)</u> unless and until such Lender shall have received one or more payments in an aggregate amount at least equal to the aggregate outstanding principal amount of the Loans, Reimbursement Obligations, Participations in Loans and all other Obligations and amounts hereunder owing to such Lender, together with accrued interest thereon to the date of payment of such principal amount, from such Borrower or one or more assignees otherwise permitted hereunder, and (viii) an assignment of the Canadian Swing Line Facility shall occur only if (A) the entire Canadian Swing Line Facility is assigned, (B) the institution which is the assigning Canadian Swing Line Facility Lender also concurrently assigns to any other Person all of its rights and obligations under the Canadian Revolving Credit Facility, and (C) the institution which is the new Canadian Swing Line Facility Lender is also a Canadian Revolving Credit Facility Lender. For each assignment by a Canadian Facility Lender, the relevant Borrowers hereby agree to execute upon request of the Canadian Agent (a) Bankers' Acceptances documentation requested by the assignee and (b) any document as may be required under the Security Instruments. Upon such execution, delivery, approval and acceptance, from and after the effective date specified in each Assignment and Acceptance, (x) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder or under any such Note have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender hereunder and, if applicable, a holder of such Note and (y) the assignor thereunder shall, to the extent that rights and obligations hereunder and, if applicable, under its Note or Notes have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under this Agreement. Any Lender who makes an assignment shall pay to the applicable Agent a one-time administrative fee of US $2,500 which fee shall not be reimbursable by the Borrowers. Each Issuing Bank may assign its rights and obligations in such capacity to another Lender only with respect to the total amount of the Canadian Letter of Credit Facility or US Letter of Credit Facility (as the case may be), subject to the written consent of each Relevant Agent and, subject to the same conditions in the first sentence of

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

this subsection (a) for such consent, Consoltex Group, and also subject to execution and delivery of documentation by such assignor and assignee Issuing Bank as may be satisfactory to the Relevant Agents and the Borrowers.

(b) By executing and delivering an Assignment and Acceptance, the Lender assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) the assignment made under such Assignment and Acceptance is made under such Assignment and Acceptance without recourse; (ii) such assigning Lender makes no representation or warranty except that it is the legal and beneficial owner of the interest being assigned by it and that such interest is free and clear of any adverse claim; (iii) such assigning Lender assumes no responsibility with respect to the financial condition of any Borrower or any of the Subsidiaries or any other Guarantor or the performance or observance by any Borrower or any Guarantor of any of its obligations under any Loan Document or any other instrument or document furnished pursuant hereto; (iv) such assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements delivered pursuant to Section 9.5(a) or Section 10.1(a) or (b), as the case may be, and such other Loan Documents and other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (v) such assignee will, independently and without reliance upon the Agents, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under any Loan Document; (vi) such assignee appoints and authorizes the Relevant Agent to take such action as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Agent by the terms hereof and thereof, together with such powers as are reasonably incidental thereto; and (vii) such assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

(c) The Relevant Agent shall maintain at its address referred to in Section 14.2 a copy of each Assignment and Acceptance delivered to and accepted by it.

(d) Upon its receipt of an Assignment and Acceptance executed by an assigning Lender (including assignments to an affiliate of such Lender or to other Lenders), the Relevant Agent shall give prompt notice thereof to the Borrowers.

(e) Nothing herein shall prohibit any Lender from pledging or assigning, without notice to or consent of the Borrowers and without the payment of the administrative fee referred to in Section 14.1(a), any Note to any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System.

(f) Each Lender may sell participations at its expense to one or more banks or other financial institutions as to all or a portion of its rights and obligations under this Agreement; provided, that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) such Lender shall remain the holder of any Note issued to it for the purpose of this Agreement, (iv) such participations shall be in a minimum amount of US $5,000,000 and shall include an allocable portion of each of such Lender's Commitments and Participations, (v) the Borrowers, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and with regard to any and all payments to be made under this Agreement and (vi) neither any Borrower nor any Guarantor shall be required to pay any additional amounts (including, without limitation, under Article VII), or shall have any additional obligations under or in respect of this Agreement, any Note or any other Loan Document as a result of any such participation; provided, that the participation agreement between a Lender and its participants may provide that such Lender will obtain the approval of such participant (which approval shall not be unreasonably withheld or delayed) prior to such Lender's agreeing to any amendment or waiver of any provisions of any Loan Document which would (A) extend the stated maturity of any Note or Loan subject to such participation, (B) reduce the stated rates of interest under the Facility or Facilities subject to such participation or (C) increase the Commitment of the Lender granting the participation under the Facility or Facilities subject to such participation, and (vi) the sale of

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any such participation which would require any Borrower to file a registration statement with the United States Securities and Exchange Commission or under the securities regulations or laws of any state shall not be permitted.

(g)   No Borrower or Guarantor may assign any rights, powers, duties or obligations under this Agreement or the other Loan Documents without the prior written consent of all the Lenders, except in accordance with Section 11.2 or 11.8.

XIV.2.   <u>Notices</u>. Any notice shall be conclusively deemed to have been received by any party hereto or to any other Loan Document and be effective (i) on the day on which delivered (including hand delivery by commercial courier service) to such party (against receipt therefor), (ii) on the date of receipt at such address or telefacsimile number as may from time to time be specified by such party in written notice to the other parties hereto or otherwise received), in the case of notice by telegram or telefacsimile, respectively (where the receipt of such message is verified by return), or (iii) on the fifth Business Day after the day on which mailed, if sent prepaid by certified or registered mail, return receipt requested, in each case delivered, transmitted or mailed, as the case may be, to the address or telefacsimile number, as appropriate, set forth below or such other address or number as such party shall specify by notice hereunder:

(a)   if to the Borrowers:

to such Borrower, in care of:

Consoltex (USA) INC.
1040 Avenue of the Americas
New York, New York 10018
Attn: Paul J. Bamatter, Chief Financial Officer
Telephone: (212) 596-0480
Telefacsimile: (212) 596-0483

with a copy to:

Consoltex Group Inc.
8555 Autoroute Transcanadieune
Ville Saint-Laurent, Québec
H4S 1Z6
Attn: Paul J. Bamatter, Chief Financial Officer
Telephone: (514) 355-7021
Telefacsimile: (514) 355-7020

(b)   if to the Canadian Agent:

National Bank of Canada
Sun Life Building
1155 Metcalfe, 5th Floor
Montréal, Québec
H3B 4S9
Attn: Ms. Michelle Fradette
Telephone: (514) 394-8407
Telefacsimile: (514) 394-4240

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

with a copy to:

National Bank of Canada
Sun Life Building
1155 Metcalfe, 5th Floor
Montréal, Québec
H3B 4S9
Attn: Mr. Laurent Genest
Telephone: (514) 394-8980
Telefacsimile: (514) 394-6073

(c)   if to the US Agent or the US Collateral Agent:

Bank of America, N.A.
Independence Center, 15th Floor
NC1-001-15-04
Charlotte, North Carolina 28255
Attention: Agency Services
Telephone: (704) 386-7637
Telefacsimile: (704) 386-9923

with a copy to:

Bank of America, N.A.
Bank of America Corporate Center, 8th Floor
NC1-007-11
Charlotte, North Carolina 28255-0065
Attention: David Dinkins
Telephone: (704) 386-2951
Telefacsimile: (704) 386-1270

(d)   if to the Lenders:

At the addresses set forth on the signature pages hereof and on the signature page of each Assignment and Acceptance.

(e)   if to Rafytek, in care of the Borrowers in accordance with clause (a) above.

(f)   if to Rafytica, in care of the Borrowers in accordance with clause (a) above.

(g)   if to Consoltex International, in care of the Borrowers in accordance with clause (a) above.

(h)   if to the Canadian Collateral Trustee:

Desjardins Trust Inc.
1 Complexe Desjardins
Bureau 1422
Casier postal 34
Montréal, Québec
H5B 1E4
Attention: Denis Chevrette, Managing

198

Director, Corporate Trust Services
Telephone: (514) 286-5859
Telefacsimile: (514) 844-3545

XIV.3. Setoff. Upon (i) the occurrence and during the continuance of any Event of Default and (ii) the making of the request or the granting of the consent specified by Section 12.1(A) to authorize the Agents to declare the Loans and the Notes due and payable pursuant to the provisions thereof, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held (other than for safekeeping) and other indebtedness at any time owing by such Lender to or for the credit or the account of any Borrower against any and all of the obligations of such Borrower due and payable at such time under this Agreement and the Loans and the Note or Notes held by such Lender. Each Lender agrees promptly to notify the applicable Borrower after any such setoff and application is made by such Lender; provided that the failure to give such notice shall not affect the validity of such setoff and application. Nothing in this Section 14.3 shall be construed to grant a right of setoff against any Person other than any Borrower.

XIV.4. Survival. All covenants, agreements, representations and warranties made herein shall survive the making by the Lenders of the Loans and the issuance of the Letters of Credit and the execution and delivery to the Lenders of this Agreement and the Notes and shall continue in full force and effect so long as any of Obligations remain outstanding or any Lender has any Commitment hereunder, provided that any indemnification granted hereunder or under any other Loan Document shall also survive, and continue in full force and effect after, the termination of any Obligations and Commitments. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and permitted assigns of such party and all covenants, provisions and agreements by or on behalf of the Borrowers which are contained in the Loan Documents shall inure to the benefit of the successors and permitted assigns of the Lenders or any of them.

XIV.5. Expenses. The Borrowers agree (a) to pay or reimburse each Agent for all its reasonable out-of-pocket costs and expenses incurred in connection with the preparation, negotiation and execution of, and any amendment, supplement or modification to, any of the Loan Documents (including due diligence expenses and travel expenses), and the consummation of the transactions contemplated thereby, including the reasonable and documented (in reasonable detail) fees and disbursements and service charges of external counsel to each such Agent, (b) to pay or reimburse each Agent and each of the Lenders for all their out-of-pocket costs and expenses incurred in connection with the enforcement or preservation of any rights under the Loan Documents, including the reasonable and documented (in reasonable detail) fees, disbursements and service charges of their external counsel, and (c) to pay, indemnify and hold each Agent and each of the Lenders harmless from any and all recording and filing fees and any and all liabilities with respect to, or resulting from any failure to pay or delay in paying, documentary, stamp, excise and other similar taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of any of the Loan Documents, or consummation of any amendment, supplement or modification of, or any waiver or consent under or in respect of, any Loan Document.

XIV.6. Amendments. No amendment, modification or waiver of any provision of any Loan Document, no release of Collateral (other than the release of CAN $2,000,000 or less of fair value of Collateral, per Fiscal Year, which shall require the prior written consent only of both Agents) and no consent by the Lenders to any departure therefrom by any Borrower or any Guarantor shall be effective unless such amendment, modification, waiver (including without limitation the waiver of any Event of Default or of any condition to the making of an Advance or the issuance of a Letter of Credit or acceptance of any Bankers' Acceptance on any date other than the Closing Date) or release of such amount of Collateral shall be in writing and signed by the Agents, shall have been approved by the Required Lenders through their written consent, and the same shall then be effective only for the period and on the conditions and for the specific instances and purposes specified in such writing; provided, however, that, no such amendment, modification or waiver

(i)   which changes, extends or waives any provision of Section 3.7, 5.7, 13.9 or this Section 14.6, which reduces the principal amount of, the stated rate of interest payable on or fees payable hereunder in connection with, any Loans or Reimbursement Obligations (other than any Loan that is solely for the account of either Agent), which extends the due date of any scheduled principal installment of or interest or fee payment on any Loans or Reimbursement Obligations (other than any Loan that is solely for the account of either Agent), which changes the definition of Required Lenders, which permits an assignment by any Borrower or any Guarantor of its Obligations under any Loan Document (other than in accordance with Sections 11.2 or 11.8), which reduces the required consent of Lenders provided hereunder, which increases or extends (other than pursuant to the express terms hereof) any Commitment or the Total Commitment, or which creates, increases or extends (other than pursuant to the express terms hereof) any other commitment or obligation of any Lender to make any loan, extend any credit or issue any letter of credit or banker's acceptance, shall be effective unless in writing and signed by each of the Lenders; or

(ii)   which releases (A) a material portion of the Collateral in which the Liens granted pursuant to the Security Instruments (other than a release pursuant to the terms thereof) were intended to be perfected or (B) the obligation of any Guarantor under any Facility Guaranty (other than a release pursuant to the terms thereof) unless in writing and signed by each of the Lenders; provided, however, the release of CAN $2,000,000 or less of fair value of Collateral per Fiscal Year shall require the consent only of both Agents; or

(iii)   which affects the rights, privileges or obligations of either Issuing Bank shall be effective unless signed in writing by such Issuing Bank; or

(iv)   which affects the rights, privileges, immunities or indemnities of either Agent shall be effective unless in writing and signed by such Agent.

Notwithstanding any provision of the other Loan Documents to the contrary, as between the Agents and the Lenders, execution by either Agent shall not be deemed conclusive evidence that such Agent has obtained the written consent of the Required Lenders. No delay or omission on any Lender's or either Agent's part in exercising any right, remedy or option shall operate as a waiver of such or any other right, remedy or option or of any Default or Event of Default.

XIV.7.   Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such fully-executed counterpart.

XIV.8.   Termination. The termination of this Agreement shall not affect any rights of any Borrower, any Lender or either Agent or any obligation of any Borrower, any Lender or either Agent, arising prior to the effective date of such termination, and the provisions hereof shall continue to be fully operative until all Commitments have been terminated and the Obligations arising prior to such termination have been paid in full. The rights granted to the Agents, the US Collateral Agent and the Canadian Collateral Trustee for the benefit of the Lenders under the Loan Documents shall continue in full force and effect, notwithstanding the termination of this Agreement, until all of the Obligations have been Fully Satisfied or the Borrowers have furnished the Lenders and the Agents with an indemnification satisfactory to each Agent and each Lender with respect thereto. Notwithstanding the foregoing, if after receipt of any payment of all or any part of the Obligations, any Lender is for any reason compelled to surrender such payment to any Person because such payment is determined to be void or voidable as a preference, impermissible setoff, a diversion of trust funds or for any other reason, such Obligations under this Agreement shall be reinstated and the Borrowers shall be liable to, and shall indemnify and hold such Lender harmless for, the amount of such payment surrendered until such Lender shall have been paid in full. The provisions of the foregoing sentence shall be and remain effective notwithstanding any contrary action which may have been taken by the Lenders in reliance upon such payment, and any such contrary action so taken shall be without prejudice to the Lenders' rights under this Agreement and shall be deemed to have been conditioned upon such payment having become final and irrevocable.

XIV.9. <u>Indemnification; Limitation of Liability</u>. In consideration of the execution and delivery of this Agreement by each Agent and each Lender and the making of Loans and the issuance of Letters of Credit, each Borrower hereby jointly and severally indemnifies, exonerates and holds each Agent, each Issuing Bank, the Canadian Collateral Trustee, the US Collateral Agent, and each Lender and each of their respective officers, directors, employees, agents and advisors (collectively, the "Indemnified Parties"; and, with respect to any one Agent, Issuing Bank, Canadian Collateral Trustee, US Collateral Agent or Lender, and its respective officers, directors, employees, agents and advisors being, in relation to each other, a "Related Indemnified Party") free and harmless from and against any and all claims, actions, causes of action, suits, losses, costs, liabilities and damages, and expenses, including reasonable and documented (in reasonable detail) attorneys' fees, disbursements and service charges (collectively, the "Indemnified Liabilities") that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of, or in connection with the execution, delivery, enforcement or performance of this Agreement and the other Loan Documents (including, without limitation, the issuance or transfer of, or payment or failure to pay under any Letter of Credit), or any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Loan or Letter of Credit, whether or not such action is brought against either Agent or any Lender, the shareholders or creditors of either Agent or any Lender or an Indemnified Party or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated herein are consummated, except (a) to the extent such claim, damage, loss, liability or expense has resulted from the gross negligence or willful misconduct of such Indemnified Party or any of its Related Indemnified Parties, or such Indemnified Party's violation of applicable law or failure to make an Advance or issue a Letter of Credit or accept a Bankers' Acceptance in violation of this Agreement, (b) results from claims of an Agent or a Lender solely against one or more other Agents or Lenders, (c) in the case of any Letter of Credit, is caused by the failure of either Issuing Bank to pay under any Letter of Credit after presentation to it of a request for payment strictly complying with the terms thereof, unless such payment is prohibited by applicable law or judicial order or decree or (d) results from an action initiated by any Borrower or Guarantor against either Agent, the US Collateral Agent, the Canadian Collateral Trustee, or any Lender in which such Borrower or Guarantor prevails, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, each Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities for which otherwise such Borrower is liable under this <u>Section 14.9</u> which is permissible under applicable law. The Borrowers agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to it, any of its Subsidiaries, any Guarantor, or any security holders or creditors thereof arising out of, related to or in connection with the transactions contemplated herein, except to the extent that such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct or from such Indemnified Party's failure to make an Advance or issue a Letter of Credit or accept a Bankers' Acceptance in violation of this Agreement or failure to pay under any Letter of Credit after presentation to it of a request for payment strictly complying with the terms thereof; <u>provided</u>, <u>however</u>, in no event shall any Indemnified Party be liable for consequential, indirect or special, as opposed to direct, damages. So long as no Acceleration Event has occurred, no Indemnified Party shall settle or otherwise pay or agree to pay any claim for which any Borrower is obligated to provide indemnification under the Loan Documents without the prior written consent of such Borrower, which consent shall not be unreasonably withheld and shall be deemed to have been given unless such Borrower objects to such settlement within ten (10) Business Days after notice thereof.

XIV.10. <u>Confidentiality</u>. Neither any Agent nor any Lender shall disclose any Confidential Information to any Person without the prior consent of Consoltex Group, other than (a) to such Agent's or such Lender's Affiliates and their officers, directors, employees, agents, counsels, accountants, and advisors and then only on a confidential and a "need to know" basis, (b) so long as such Person agrees to preserve the confidentiality of such Confidential Information on the terms set forth in this <u>Section 14.10</u>, to actual and prospective assignees and participants, (c) as required by any law, rule or regulation or by judicial process, (d) to other Agents and other

201

Lenders, (e) as requested or required by any state, federal or foreign authority or examiner regulating banks or banking; provided, however, that, with respect to clause (c) above, the Relevant Agent and each applicable Lender agrees to notify the Borrower promptly of any such request for the disclosure of Confidential Information unless such notification is prohibited by applicable law, rule or regulation or by judicial process.

XIV.11. Severability. If any provision of this Agreement or the other Loan Documents shall be determined to be illegal or invalid as to one or more of the parties hereto, then such provision shall remain in effect with respect to all parties, if any, as to whom such provision is neither illegal nor invalid, and in any event all other provisions hereof shall remain effective and binding on the parties hereto.

XIV.12. Entire Agreement. This Agreement, together with the other Loan Documents, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all previous proposals, negotiations, representations, commitments and other communications between or among the parties, both oral and written, with respect thereto.

XIV.13. Agreement Controls. In the event that any term of any of the Loan Documents other than this Agreement conflicts with any express term of this Agreement, the terms and provisions of this Agreement shall control to the extent of such conflict.

XIV.14. Usury Savings Clause. Notwithstanding any other provision herein, the aggregate interest rate charged under any of the Notes, including all charges or fees in connection therewith deemed in the nature of interest under applicable law shall not exceed the Highest Lawful Rate (as such term is defined below). If the rate of interest (determined without regard to the preceding sentence) under this Agreement at any time exceeds the Highest Lawful Rate (as defined below), the outstanding amount of the Loans made hereunder shall bear interest at the Highest Lawful Rate until the total amount of interest due hereunder equals the amount of interest which would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect. In addition, if when the Loans made hereunder are repaid in full the total interest due hereunder (taking into account the increase provided for above) is less than the total amount of interest which would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect, then to the extent permitted by law, the Borrowers shall pay to the Agents an amount equal to the difference between the amount of interest paid and the amount of interest which would have been paid if the Highest Lawful Rate had at all times been in effect. Notwithstanding the foregoing, it is the intention of the Lenders and the Borrowers to conform strictly to any applicable usury laws. Accordingly, if any Lender contracts for, charges, or receives any consideration which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be canceled automatically and, if previously paid, shall at such Lender's option be applied to the outstanding amount of the Loans made hereunder or be refunded to the Borrowers. As used in this paragraph, the term "Highest Lawful Rate" means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to such Lender which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.

XIV.15. **Governing Law; Waiver of Jury Trial; Choice of Language**.

(a)   **THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.**

(b)   **EACH OF THE PARTIES HERETO HEREBY EXPRESSLY AND IRREVOCABLY AGREES AND CONSENTS THAT ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREIN MAY BE INSTITUTED IN ANY STATE OR FEDERAL COURT SITTING IN THE COUNTY OF NEW YORK, STATE OF NEW YORK, UNITED STATES OF AMERICA OR IN ANY COMPETENT COURT SITTING IN THE DISTRICT OF MONTRÉAL,**

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

PROVINCE OF QUÉBEC, CANADA AND, BY THE EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE PARTIES HERETO EXPRESSLY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE IN, OR TO THE EXERCISE OF JURISDICTION OVER IT AND ITS PROPERTY BY, ANY SUCH COURT IN ANY SUCH SUIT, ACTION OR PROCEEDING, AND EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY SUBMITS GENERALLY AND UNCONDITIONALLY TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUCH SUIT, ACTION OR PROCEEDING.

(c)   EACH OF THE PARTIES HERETO AGREES THAT SERVICE OF PROCESS MAY BE MADE BY PERSONAL SERVICE OF A COPY OF THE SUMMONS AND COMPLAINT OR OTHER LEGAL PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING, OR BY REGISTERED OR CERTIFIED MAIL (POSTAGE PREPAID) TO THE ADDRESS OF SUCH PARTY PROVIDED IN SECTION 14.2, OR BY ANY OTHER METHOD OF SERVICE PROVIDED FOR UNDER THE APPLICABLE LAWS IN EFFECT IN THE STATE OF NEW YORK OR IN THE PROVINCE OF QUÉBEC.

(d)   NOTHING CONTAINED IN SUBSECTIONS (a), (b) OR (c) HEREOF SHALL PRECLUDE ANY OF THE PARTIES HERETO FROM BRINGING ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENT IN THE COURTS OF ANY JURISDICTION WHERE ANY SUCH PARTY OR ANY OF SUCH PARTY'S PROPERTY OR ASSETS MAY BE FOUND OR LOCATED. TO THE EXTENT PERMITTED BY THE APPLICABLE LAWS OF ANY SUCH JURISDICTION, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT AND EXPRESSLY WAIVES, IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING, OBJECTION TO THE EXERCISE OF JURISDICTION OVER IT AND ITS PROPERTY BY ANY SUCH OTHER COURT OR COURTS WHICH NOW OR HEREAFTER MAY BE AVAILABLE UNDER APPLICABLE LAW.

(e)   IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER OR RELATED TO ANY LOAN DOCUMENT OR ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR THAT MAY IN THE FUTURE BE DELIVERED IN CONNECTION THEREWITH, EACH BORROWER, EACH AGENT, EACH ISSUING BANK AND EACH LENDER HEREBY AGREES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY AND HEREBY IRREVOCABLY WAIVE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PERSON MAY HAVE TO TRIAL BY JURY IN ANY SUCH ACTION OR PROCEEDING.

(f)   THE PARTIES HERETO HAVE EXPRESSLY REQUIRED THAT THIS AGREEMENT AND ANY OTHER LOAN DOCUMENTS AND ALL DEEDS, DOCUMENTS AND NOTICES RELATING THERETO BE DRAFTED IN THE ENGLISH LANGUAGE; LES PARTIES AUX PRÉSENTES ONT EXPRESSÉMENT EXIGÉ QUE LA PRÉSENTE CONVENTION ET LES AUTRES CONTRATS ET DOCUMENTS DEFINIS AUX PRÉSENTES COMME ÉTANT DES "LOAN DOCUMENTS" ET TOUS LES AUTRES CONTRATS, DOCUMENTS OU AVIS QUI Y SONT AFFÉRENTS SOIENT RÉDIGÉS EN LANGUE ANGLAISE.

XIV.16. <u>Consent of Guarantors</u>. Each of the Guarantors has joined in the execution of this Agreement solely for the purposes of consenting hereto and for the further purpose of confirming its guaranty of the Obligations of the Borrowers pursuant to the Guaranty Agreement to which such Guarantor is party, and each such

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

Guarantor, together with each Borrower in its capacity as a Guarantor under the Initial Guaranty, does hereby so consent hereto and confirm such guaranty.

[Signatures on following pages]

Name: BA CONSOLTEX 1999 A&R CREDIT AGREEMENT
Doc No: 304785.17

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be made, executed and delivered by their duly authorized officers as of the day and year first above written.

BORROWERS:

CONSOLTEX GROUP INC.,
as Borrower and as Guarantor

By: _____
Name: _____
Title: _____

By: _____
Name: _____
Title: _____

CONSOLTEX INC.,
as Borrower and as Guarantor

By: _____
Name: _____
Title: _____

By: _____
Name: _____
Title: _____

CONSOLTEX (USA) INC.,
as Borrower and as Guarantor

By: _____
Name: _____
Title: _____

By: _____
Name: _____
Title: _____

THE BALSON-HERCULES GROUP LTD.,
as Borrower and as Guarantor

By: _____
Name: _____
Title: _____

By: _____
Name: _____
Title: _____

LINQ INDUSTRIAL FABRICS, INC.,

204

as Borrower and as Guarantor

By: _____
Name: _____
Title: _____

By: _____
Name: _____
Title: _____

CONSOLTEX MEXICO, S.A. DE C.V.,
as Borrower and as Guarantor

By: _____
Name: _____
Title: _____

By: _____
Name: _____
Title: _____

GUARANTORS:

CONSOLTEX INTERNATIONAL INC., as
Guarantor

By:_____
Name:_____
Title:_____

RAFYTEK, S.A. de C.V., as Guarantor

By:_____
Name:_____
Title:_____

RAFYTICA, S.A., as Guarantor

By:_____
Name:_____
Title:_____

VERA PAK, S.A. de C.V., as Guarantor

By:_____
Name:_____
Title:_____

MARINO TECHNOLOGIES INCORPORATED, as   Guarantor

By:_____
Name:_____
Title:_____

WALPOLE, INC., as Guarantor

By:_____
Name:_____
Title:_____

ROYALTON MEXICANA, S.A. DE C.V., as Guarantor

By:_____
Name:_____
Title:_____

VEST COMPANY VESTCO, S.A. DE C.V., as Guarantor

By:_____
Name:_____
Title:_____

MARINO TECHNOLOGIES DE MEXICO, S.A. DE   C.V., as Gua

By:_____
Name:_____
Title:_____

AGENTS:

NATIONAL BANK OF CANADA,
as Canadian Agent

By: _____
Name: _____
Title: _____

BANK OF AMERICA, N.A.,
as US Agent

By: _____
Name: _____
Title: _____

LENDERS:

NATIONAL BANK OF CANADA

By:
Name:
Title:

By:
Name:
Title:

Lending Office:
    Sun Life Building
    1155 Metcalfe, 5th Floor
    Montréal, Québec
    H3B 4S9
    Attn: Mr. Laurent Genest
    Telephone: (514) 394-8980
    Telefacsimile: (514) 394-6073

Wire Transfer Instructions:
US $:   Bank One International Corporation
     New York Branch
    Syndication Loans Department
    153 West 51st Street, Suite 4800
    New York, New York
    ABA No.: 026009797
    CHIPS No.: 0979
    Re: Consoltex
    Attn: Louise Coulombe or Cèline Rivard

CAN $:   Par Swift/Transfert
    BNDC CAMMINT IN FAVOUR OF:
    National Bank of Canada
    Syndication Loans Department
    600, de la Gauchetière Street West
    Main Branch
    Montrèal, Qc Canada H3B 4L2
    Re: Consoltex
    Attn: Louise Coulombe or Cèline Rivard

NATIONAL BANK OF CANADA (U.S. DIVISION)

By: _____
Name: _____
Title: _____

By: _____
Name: _____
Title: _____

Lending Office:
      National Bank of Canada
      125 West 55th Street
      23rd Floor
      New York, New York 10019
      Attention: Auggie Marchetti
      Telephone: (212) 632-8539
      Telefacsimile: (212) 632-8509

Wire Transfer Instructions:
      National Bank of Canada
      ABA#   021-001-033
      Account No.:   04-223-535
      Reference: Consoltex
      Attention: Cross Border Department

BANK OF AMERICA, N.A.

By: _____
Name: _____
Title: _____

Lending Office:
      Bank of America, National Association
      Independence Center, 15th Floor
      NC1-001-15-04
      Charlotte, North Carolina 28255
      Attention: Agency Services
      Telephone: (704) 386-7637
      Telefacsimile: (704) 386-9923

Wire Transfer Instructions:
      Bank of America, National Association
      ABA# 053000196
      Account No.: 136621-22506
      Reference: Consoltex
      Attention: Corporate Credit Support

BANKBOSTON, N.A.

By:_____

Name:_____

Title:_____

Lending Office:

        BankBoston, N.A.
        115 Perimeter Center Place
        Suite 500
        Atlanta, Georgia 30346
        Attention: Lauren P. Carrigan
        Telephone: (770) 390-6557
        Telefacsimile: (770) 393-4166

Wire Transfer Instructions:

        BankBoston
        Boston, Massachusetts
        ABA# 011-000-390
        Account No.:   29880
        Reference: Consoltex
        Attention: Karen Burey, Commercial Loan Services, for further credit to Consoltex 29880

THE BANK OF NOVA SCOTIA

By: _____

Name: _____

Title: _____

By: _____

Name: _____

Title: _____

Lending Office:

       The Bank of Nova Scotia

       Scotia Tower, Main Branch

       1002 Sherbrooke Street West

       Montréal, Québec, Canada H3A 3L6

       Attention: Denis Lagacé

       Telephone: (514) 499-5328

       Telefacsimile: (514) 499-5815

Wire Transfer Instructions:

       The Bank of Nova Scotia

       ABA# 002 90001

       Account No.: _____

       Reference: Consoltex

       Attention: Denis Lagacé

THE BANK OF NOVA SCOTIA

By: _____
Name: _____
Title: _____

By: _____
Name: _____
Title: _____

Lending Office:
  The Bank of Nova Scotia
  One Liberty Plaza, 25th Floor
  New York, New York 10006
  Attention: John Morale
  Telephone: (212) 225-5062
  Telefacsimile: (212) 225-5286

Wire Transfer Instructions:
  The Bank of Nova Scotia
  ABA# 026-002-532
  Account No.: N/A
  Reference: Consoltex
  Attention: Loan Accounting

FLEET BUSINESS CREDIT CORPORATION (successor to Sanwa Business Credit Corp.)

By: _____

Name: _____

Title: _____

Lending Office:

Fleet Capital Corp.
6100 Fairview Road
Charlotte, North Carolina 28210
Attention: Leslie Washington
Telephone: (704) 553-6717
Telefacsimile: (704) 553-6738

Wire Transfer Instructions:

Fleet Business Credit Corporation
ABA# 011-900-571
Account No.:   937-001-5120
Reference: Consoltex
Attention: Leslie Washington

EXHIBIT A
Applicable Commitment Percentages

A. **Pre-Funding Applicable Commitment Percentages.** The following Applicable Commitment Percentages are effective from the Closing Date to but not including the Tranche B Funding Date:

I. **Total Facilities**

Lender	Commitment	Applicable Commitment Percentage
National Bank of Canada	$19,963,235.00	20.7410233655%
Bank of America, N.A.	$26,507,353.24	27.5401072649%
Fleet Business Credit Corporation	$16,985,294.10	17.6470588017%
BankBoston, N.A	$11,323,529.42	11.6747058903%
The Bank of Nova Scotia	$ 7,500,000.00	7.7922078034%
National Bank of Canada, U.S. Division	$ 8,970,588.24	9.3200916768%
The Bank of Nova Scotia, U.S. Division	$ 5,000,000.00	5.1948051948%
Total Commitment	$ 96,250,000.00	100.0000000000%

II. **Canadian Revolving Credit Facility**

Canadian Revolving Credit Facility Lenders	Commitment	Applicable Commitment Percentage
National Bank of Canada	$14,705,882.06	71.4285710261%
Bank of America, N.A.	$ -	0.0000000000%
Fleet Business Credit Corporation	$ -	0.0000000000%
BankBoston, N.A	$ -	0.0000000000%
The Bank of Nova Scotia	$ 5,882,352.94	28.5714289739%
National Bank of Canada, U.S. Division	$ -	0.0000000000%
The Bank of Nova Scotia, U.S. Division	$ -	0.0000000000%
Total Commitment	$20,588,235.00	100.0000000000%

III. **Canadian Term Loan Facility**

Canadian Term Loan Facility Lenders	Commitment	Applicable Commitment Percentage
National Bank of Canada	$ 5,257,352.93	76.4705880620%
Bank of America, N.A.	$ -	0.0000000000%
Fleet Business Credit Corporation	$ -	0.0000000000%
BankBoston, N.A	$ -	0.0000000000%
The Bank of Nova Scotia	$ 1,617,647.07	23.5294119380%
National Bank of Canada, U.S. Division	$ -	0.0000000000%
The Bank of Nova Scotia, U.S. Division	$ -	0.0000000000%
Total Commitment	$6,875,000.00	100.0000000000%

IV.   US Revolving Credit Facility

US Revolving Credit Facility Lenders	Commitment	Applicable Commitment Percentage
National Bank of Canada	$ -	0.0000000000%
Bank of America, N.A.	$17,352,941.48	47.0119526221%
Fleet Business Credit Corporation	$10,147,058.82	27.4900396151%
BankBoston, N.A.	$ 6,764,705.88	18.3266930782%
The Bank of Nova Scotia	$ -	0.0000000000%
National Bank of Canada,U.S. Division	$ 2,647,058.82	7.1713146846%
The Bank of Nova Scotia, U.S. Division	$ -	0.0000000000%
Total Commitment	$36,911,765.00	100.0000000000%

V.   US Term Loan Facility

US Term Loan Facility Lenders	Commitment	Applicable Commitment Percentage
National Bank of Canada	$ -	0.0000000000%
Bank of America, N.A.	$2,830,882.35	41.1764705979%
Fleet Business Credit Corporation	$2,426,470.58	35.2941174641%
BankBoston, N.A.	$1,617,647.07	23.5294119380%
The Bank of Nova Scotia	$ -	0.0000000000%
National Bank of Canada, U.S. Division	$ -	0.0000000000%
The Bank of Nova Scotia, U.S. Division	$ -	0.0000000000%
Total Commitment	$6,875,000.00	100.0000000000%

VI.   Term B Loan Facility

Term B Loan Facility Lenders	Commitment	Applicable Commitment Percentage
National Bank of Canada	$ -	0.0000000000%
Bank of America, N.A.	$ 6,323,529.42	25.2941176604%
Fleet Business Credit Corporation	$ 4,411,764.70	17.6470587992%
BankBoston, N.A.	$ 2,941,176.47	11.7647058799%
The Bank of Nova Scotia	$ -	0.0000000000%
National Bank of Canada, U.S. Division	$ 6,323,529.42	25.2941176604%
The Bank of Nova Scotia, U.S. Division	$ 5,000,000.00	20.0000000000%
Total Commitment	$25,000,000.00	100.0000000000%

B. **Post-Funding Applicable Commitment Percentages.** The following Applicable Commitment Percentages will become effective on the Tranche B Funding Date:

I. Total Facilities

Lender	Commitment	Applicable Commitment Percentage
National Bank of Canada	$19,963,235.00	17.4732910190%
Bank of America, N.A.	$32,860,294.43	28.7617456695%
Fleet Business Credit Corporation	$20,161,764.68	17.6470587981%
BankBoston, N.A	$13,441,176.47	11.7647058836%
The Bank of Nova Scotia	$ 7,500,000.00	6.5645514317%
National Bank of Canada, U.S. Division	$15,323,529.42	13.4122795832%
The Bank of Nova Scotia, U.S. Division	$ 5,000,000.00	4.3763676149%
Total Commitment	$114,250,000.00	100.0000000000%

II. Canadian Revolving Credit Facility

Canadian Revolving Credit Facility Lenders	Commitment	Applicable Commitment Percentage
National Bank of Canada	$14,705,882.06	71.4285710261%
Bank of America, N.A.	$ -	0.0000000000%
Fleet Business Credit Corporation	$ -	0.0000000000%
BankBoston, N.A	$ -	0.0000000000%
The Bank of Nova Scotia	$ 5,882,352.94	28.5714289739%
National Bank of Canada, U.S. Division	$ -	0.0000000000%
The Bank of Nova Scotia, U.S. Division	$ -	0.0000000000%
Total Commitment	$20,588,235.00	100.0000000000%

III. Canadian Term Loan Facility

Canadian Term Loan Facility Lenders	Commitment	Applicable Commitment Percentage
National Bank of Canada	$ 5,257,352.93	76.4705880620%
Bank of America, N.A.	$ -	0.0000000000%
Fleet Business Credit Corporation	$ -	0.0000000000%
BankBoston, N.A	$ -	0.0000000000%
The Bank of Nova Scotia	$ 1,617,647.07	23.5294119380%
National Bank of Canada, U.S. Division	$ -	0.0000000000%
The Bank of Nova Scotia, U.S. Division	$ -	0.0000000000%
Total Commitment	$6,875,000.00	100.0000000000%

IV. US Revolving Credit Facility

US Revolving Credit		Applicable Commitment

Facility Lenders	Commitment	Percentage
National Bank of Canada	$ -	0.0000000000%
Bank of America, N.A.	$17,352,941.48	47.0119526221%
Fleet Business Credit Corporation	$10,147,058.82	27.4900396151%
BankBoston, N.A.	$ 6,764,705.88	18.3266930782%
The Bank of Nova Scotia	$ -	0.0000000000%
National Bank of Canada,U.S. Division	$ 2,647,058.82	7.1713146846%
The Bank of Nova Scotia, U.S. Division	$ -	0.0000000000%
Total Commitment	$36,911,765.00	100.0000000000%

V. US Term Loan Facility

US Term Loan Facility Lenders	Commitment	Applicable Commitment Percentage
National Bank of Canada	$ -	0.0000000000%
Bank of America, N.A.	$2,830,882.35	41.1764705979%
Fleet Business Credit Corporation	$2,426,470.58	35.2941174641%
BankBoston, N.A.	$1,617,647.07	23.5294119380%
The Bank of Nova Scotia	$ -	0.0000000000%
National Bank of Canada, U.S. Division	$ -	0.0000000000%
The Bank of Nova Scotia, U.S. Division	$ -	0.0000000000%
Total Commitment	$6,875,000.00	100.0000000000%

VI. Term B Loan Facility

Term B Loan Facility Lenders	Commitment	Applicable Commitment Percentage
National Bank of Canada	$ -	0.0000000000%
Bank of America, N.A.	$ 12,676,470.60	29.4801641860%
Fleet Business Credit Corporation	$ 7,588,235.28	17.6470587907%
BankBoston, N.A.	$ 5,058,823.52	11.7647058605%
The Bank of Nova Scotia	$ -	0.0000000000%
National Bank of Canada, U.S. Division	$ 12,676,470.60	29.4801641860%
The Bank of Nova Scotia, U.S. Division	$ 5,000,000.00	11.6279069767%
Total Commitment	$43,000,000.00	100.0000000000%

EXHIBIT B

Form of Assignment and Acceptance

DATED _____, __

Reference is made to the Amended and Restated Credit Agreement dated as of October 25, 1999 (the "Agreement") among CONSOLTEX GROUP INC., CONSOLTEX INC., CONSOLTEX (USA) INC., THE BALSON-HERCULES GROUP LTD., LINQ INDUSTRIAL FABRICS, INC. and CONSOLTEX MEXICO, S.A. de C.V. (the "Borrowers"), the Lenders (as defined in the Agreement), and each of National Bank of Canada and Bank of America, N.A. as Agents for the Lenders (the "Agents"). Unless otherwise defined herein, terms defined in the Agreement are used herein with the same meanings.

_____ (the "Assignor") and _____ (the "Assignee") agree as follows:

1.   The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, **WITHOUT RECOURSE**, a _____% [1] interest in and to all of the Assignor's rights and obligations under the Agreement as of the Effective Date (as defined below), in the **[Canadian Revolving Credit Loans] [the Canadian Term Loan] [the US Revolving Credit Loans] [the US Term Loan] [the Term B Loan]** owing to the Assignor on the Effective Date, and evidenced by the applicable Notes held by the Assignor.

2.   The Assignor (i) represents and warrants that, as of the Effective Date, (A) the aggregate outstanding principal amounts of the **[Canadian Term] [US Term] [Term B]** Loan comprising Advances owing to it and (with respect only to the Canadian Term Loan) Bankers' Acceptances (without giving effect to assignments thereof which have not yet become effective) is US $_____ (Advances: US $_____, Bankers' Acceptances listed in Schedule "A" hereto: CAN $_____) **[under a Note dated _____, 19__**

---

[1]   Specify percentage in no more than 4 decimal points; duplicate sentence if assignment is more than one facility and the percentage varies between assignments.

in the principal amount of US $_____], (B) the aggregate principal amount of **[Canadian] [US]** Revolving Credit Loans comprising Advances owing to it and (with respect only to the Canadian Revolving Credit Loans) Bankers' Acceptances (without giving effect to the assignments thereof which have not yet become effective) is US $_____ (Advances: US $_____, Bankers' Acceptances listed in Schedule "A" hereto: CAN $_____) **[under a Note dated _____, 19__ in the principal amount of $_____],** and (C) the aggregate principal amount of the Participations purchased by it (without giving effect to the assignments thereof which have not yet become effective) is US $_____; (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim and makes no other representation or warranty; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Agreement or any of the Loan Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Agreement or any of the Loan Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Borrower, any Guarantor or any other Subsidiary or the performance or observance by any Borrower or any Guarantor of any of its obligations under any of the Loan Documents or any other instrument or document furnished pursuant thereto and (v) attaches hereto the Notes referred to in paragraph 1 above and requests that the Agent exchange such Notes for replacement Notes as follows: a Note with respect to the US Revolving Credit Facility dated _____, 19__ in the principal amount of US $_____, and a Note with respect to the US Term Loan Facility or Term B Loan Facility, as applicable, dated _____, 19__ in the principal amount of US $_____ each payable to the order of the Assignor, and a Note with respect to the US Revolving Credit Facility, dated _____ 19__, in the principal amount of US $_____ and a Note with respect to the US Term Loan Facility or Term B Loan Facility, as applicable, dated _____, 19___ in the principal amount of US $_____, each payable to the order of the Assignee.

3.   The Assignee (i) confirms that it has received a copy of the Agreement, together with copies of the financial statements referred to in Section 9.5(a) or 10.1(a) or (b) thereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (ii) agrees that it will, independently and without reliance upon the Agents, the Assignor, or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under any Loan Document; (iii) appoints and authorizes the **[Canadian] [US]** Agent to take such actions on its behalf and to exercise such powers under the Loan Documents as are delegated to the **[Canadian] [US]** Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (iv) will perform all of the obligations which by the terms of the Agreement are required to be performed by the Lender; and (v) specifies as its address for notices the office set forth beneath its name on the signature pages hereof and attaches the necessary IRS forms if applicable to it.

4.   The effective date for this Assignment and Acceptance shall be _____ (the "Effective Date"). Following the execution of this Assignment and Acceptance, it will be delivered to the **[Canadian] [US]** Agent for acceptance and recording by the [Canadian] [US] Agent.

5.   Upon such acceptance and recording, as of the Effective Date, (i) the Assignee shall be a party to the Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and under the Loan Documents, (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Agreement and the other Loan Documents and (iii) with respect to the Bankers' Acceptances listed in Schedule "A" hereto the Assignee shall pay to the Assignor upon demand of the Assignor in immediately available funds the Assignee's portion (to be calculated in proportion to the percentage interest mentioned in Section 1 above) of the face value of such Bankers' Acceptances which the applicable Borrowers under a Canadian Facility would not pay to the Assignor upon maturity of such Bankers' Acceptances, and thus acquire a portion, to be calculated in the same

manner, of the right of the Assignor to be repaid by such Borrower any amount owed by such Borrower pursuant thereto.

6.   Upon such acceptance and recording, from and after the Effective Date, the **[Canadian] [US]** Agent shall make all payments under the Agreement and Notes in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest, commitment fees and letter of credit fees with respect thereto) to the Assignee. The Assignor and Assignee shall make directly between themselves all appropriate adjustments in payments made and fees paid under the Agreement and the Notes for periods prior to, or the beginning of which was prior to, the Effective Date.

7.   The Assignor shall cause the bond certificate issued by Consoltex and the bond certificate issued by Consoltex Group, both of which are registered in the name of the Assignor to be presented to the Canadian Collateral Trustee for cancellation and for issuance in lieu thereof of a bond certificate to be registered in the name of the Assignee (or in the case of partial assignment of bond certificates registered in the name of the assignee and bond certificates registered in the name of the assignor, the nominal amount of which shall be in proportion to their respective commitments from and after the Effective Date).

8.   This Assignment and Acceptance shall be governed by, and construed in accordance with, the laws of State of New York.

[NAME OF ASSIGNOR]

By: _____
Name: _____
Title: _____

Notice Address:

_____
_____
_____

After the Effective Date
Canadian Revolving
  Credit Facility:
  Commitment   %_____
  Outstanding
  Principal Amount $_____

Canadian Letter
  of Credit
  Participations
  Commitment   %_____
  Outstanding
  Principal Amount $_____

Canadian Term
  Loan Facility:
  Commitment   %_____
  Outstanding
  Principal Amount $_____

US Revolving
  Credit Facility:
  Commitment   %_____
  Outstanding
  Principal Amount $_____

US Letter of Credit
  Participations:
  Commitment   %_____
  Outstanding
  Principal Amount $_____

US Term Loan
  Facility:
  Commitment   %_____
  Outstanding
  Principal Amount $_____

223

Term B Loan
Facility:

Commitment		%_____
Outstanding		
Principal Amount		$_____

[NAME OF ASSIGNEE]

By: _____
Name: _____
Title: _____

Notice Address/Lending Office

                       _____
                       _____
                       _____

Wire transfer Instructions:

                       _____
                       _____
                       _____

After the Effective Date
Canadian Revolving
  Credit Facility:
  Commitment   %_____
  Outstanding
  Principal Amount $_____

Canadian Letter
  of Credit
  Participations
  Commitment   %_____
  Outstanding
  Principal Amount $_____

Canadian Term
  Loan Facility:
  Commitment   %_____
  Outstanding
  Principal Amount $_____

US Revolving Credit
  Facility:
  Commitment   %_____
  Outstanding
  Principal Amount $_____

US Letter of Credit
  Participations:
  Commitment   %_____
  Outstanding
  Principal Amount $_____

US Term Loan Facility:
  Commitment   %_____
  Outstanding
  Principal Amount $_____

Term B Loan Facility:
  Commitment   %_____
  Outstanding
  Principal Amount $_____

Accepted this _____ day of _____, 19__

[NATIONAL BANK OF CANADA, as Agent

By: _____
Name: _____
Title: _____**]**

or

[BANK OF AMERICA, N.A. as Agent

By: _____
Name: _____
Title: _____**]**

Consented to as of the ___
day of _____, 19___:

CONSOLTEX GROUP INC.

By: _____
Name: _____
Title: _____

227

EXHIBIT C

Notice of Appointment (or Revocation) of Authorized Representative

Reference is hereby made to the Amended and Restated Credit Agreement dated as of October 25, 1999 (the "Agreement") among CONSOLTEX GROUP INC., CONSOLTEX INC., CONSOLTEX (USA) INC., THE BALSON-HERCULES GROUP LTD., LINQ INDUSTRIAL FABRICS, INC. and CONSOLTEX MEXICO, S.A. de C.V. (the "Borrowers"), the Lenders (as defined in the Agreement), and each of National Bank of Canada and Bank of America, National Association, as Agents for the Lenders (the "Agents"). Capitalized terms used but not defined herein shall have the respective meanings therefor set forth in the Agreement.

[The Borrowers hereby nominate, constitute and appoint each individual named below as an Authorized Representative under the Loan Documents, and hereby represent and warrant that (i) set forth opposite each such individual's name is a true and correct statement of such individual's office on the date hereof (to which such individual has been duly elected or appointed), a genuine specimen signature of such individual and an address for the giving of notice to such Authorized Representative, and (ii) each such individual has been duly authorized by the Borrowers to act as an Authorized Representative under the Loan Documents:

Name and Address	Office	Specimen Signature
_____	_____	_____
_____		
_____		
_____	_____	_____]
_____		
_____		

[The Borrowers hereby revoke (effective upon the date specified below) the prior appointment of _____ as an Authorized Representative.]

This the ___ day of _____, 19__.

CONSOLTEX GROUP INC.

By: _____
Name: _____
Title: _____

CONSOLTEX INC.

By: _____
Name: _____
Title: _____

CONSOLTEX (USA) INC.

By: _____
Name: _____
Title: _____

THE BALSON-HERCULES GROUP LTD.

By: _____
Name: _____
Title: _____

LINQ INDUSTRIAL FABRICS, INC.

By: _____
Name: _____
Title: _____

CONSOLTEX MEXICO, S.A. de C.V.

By: _____
Name: _____
Title: _____

EXHIBIT D

Form of Borrowing Base Certificate

To: National Bank of Canada
        Sun Life Building
        1155 Metcalfe, 5th Floor
        Montréal, Québec
        H3B 4S9
        Attn: Ms. Michelle Fradette
        Telephone: (514) 394-8407
        Telefacsimile: (514) 394-4240

        and

        Bank of America, N.A.
        Independence Center, 15th Floor
        NC1-001-15-04
        Charlotte, North Carolina 28255
        Attention: Agency Services
        Telephone: (704) 386-7637
        Telefacsimile: (704) 386-9923

Reference is made to the Amended and Restated Credit Agreement dated as of October 25, 1999, (the "Agreement") among CONSOLTEX GROUP INC., CONSOLTEX INC. ("Consoltex"), CONSOLTEX (USA) INC., THE BALSON-HERCULES GROUP LTD., LINQ INDUSTRIAL FABRICS, INC. and CONSOLTEX MEXICO, S.A. de C.V. (the "Borrowers"), the Lenders (as defined in the Agreement), and each of National Bank of Canada and Bank of America, National Association, as Agents for the Lenders (the "Agents"). Unless otherwise defined herein, terms defined in the Agreement are used herein with the same meanings.

Consoltex, through the undersigned Authorized Representative, hereby certifies to the Agents and the Lenders as follows:

(A)   Eligible Receivables (as detailed in the
        attached schedule) as of the last Business
        Day of the immediately preceding month: US $_____
(B)   Line (A) x 80% =   US $_____
(C)   Aggregate stated amount of all   US $_____
        commercial letters of credit issued
        for the purchase by a Borrower of
        raw materials which have not been
        received as Inventory
(D)   Line (C) x 50% =   US $_____
(E)   Eligible Inventory (as detailed in the
        attached schedule) as of the last
        Business Day of the immediately
        preceding month   US $_____
(F)   Line (E) x 50%   US $_____
(G)   The lesser of $30,000,000 and Line (F):   US $_____
(H)   Cash in Cash Collateral Accounts
          constituting Prepayment Cash Collateral   US $_____

230

(I)   Borrowing Base: Line (B) plus Line

                (D) plus Line (G) plus Line (H)   US $_____

(J)   The sum of all

        Outstandings under the

                Canadian Revolving Credit Facility   US $_____

        Outstandings under the

                Canadian Swing Line Facility   US $_____

        Outstandings under the

                Canadian Letter of Credit Facility   US $_____

        Outstandings under the

                US Revolving Credit Facility   US $_____

        Outstandings under the

                US Letter of Credit Facility   US $_____

                     Total   US $_____

NOTE: LINE (I) MUST BE GREATER THAN LINE (J) OR THE BORROWERS SHALL HEREBY TENDER TO THE AGENTS WITH THIS CERTIFICATE THE AMOUNT BY WHICH LINE (J) EXCEEDS LINE (I) AS A PREPAYMENT OF [CANADIAN] [US] REVOLVING CREDIT LOANS.

        CONSOLTEX GROUP INC.

        By: _____

                Authorized Representative

        DATE: _____

EXHIBIT E

Form of Drawdown Notice

To: National Bank of Canada
Sun Life Building
1155 Metcalfe, 5th Floor
Montréal, Québec
H3B 4S9
Attn: Ms. Michelle Fradette
Telephone: (514) 394-8407
Telefacsimile: (514) 394-4240

and

Bank of America, N.A.
Independence Center, 15th Floor
NC1-001-15-04
Charlotte, North Carolina 28255
Attention: Agency Services
Telephone: (704) 386-7637
Telefacsimile: (704) 386-9923

     Reference is made to the Amended and Restated Credit Agreement dated as of October 25, 1999 (the "Agreement") among CONSOLTEX GROUP INC., CONSOLTEX INC. ("Consoltex"), CONSOLTEX (USA) INC., THE BALSON-HERCULES GROUP LTD., LINQ INDUSTRIAL FABRICS, INC. and CONSOLTEX MEXICO, S.A. de C.V. (the "Borrowers"), the Lenders (as defined in the Agreement), and each of National Bank of Canada and Bank of America, National Association, as Agents for the Lenders (the "Agents"). Unless otherwise defined herein, terms defined in the Agreement are used herein with the same meanings.

     _____, a Facility Borrower under the [Canadian] [US] Facility indicated below (the "Borrower"), through an Authorized Representative, hereby gives notice to the [Canadian] [US] Agent that Loans of the type and amount set forth below be made on the date indicated:

[Canadian] [US] Revolving Credit Facility (check one)	Interest Period[(1)]	Aggregate Amount[(2)]	Date of Loan[(3)]
Type of Loan			
Base Rate Loan Canadian Dollar	_____	CAN $_____	_____
Base Rate Loan US Dollar	_____	US $_____	_____
Eurodollar Rate Loan	_____	US $_____	_____
Bankers' Acceptances	_____	CAN $_____	_____

(1)   For any Eurodollar Rate Loan, one, two, three or six months.

(2)   Must be US $100,000 (under either Revolving Credit Facility) (CAN $500,000 per Lender if Bankers' Acceptances) or if greater an integral multiple of US $100,000 (or CAN $100,000 in the case of Bankers' Acceptances) unless a Base Rate Refunding Loan.

(3)   At least three (3) Business Days later if a Eurodollar Rate Loan, or two (2) Business Days later if Bankers' Acceptances.

The Borrower hereby requests that the proceeds of Loans described in this Drawdown Notice be made available to the Borrower as follows: _____.

The undersigned hereby certifies that:

A.   No Default or Event of Default has occurred and is continuing or shall result from the Loans described herein; and

B.   All the representations and warranties set forth in <u>Article IX</u> of the Agreement and in the other Loan Documents (other than those expressly stated to refer to a particular date) are correct in all material respects as of the date hereof except that (i) the reference to the financial statements in <u>Section 9.5(a)</u> of the Agreement are to those financial statements most recently delivered to you pursuant to <u>Section 10.1(a)(i) or 10.1(b)(i)</u> of the Agreement (it being understood that any financial statements delivered pursuant to <u>Section 10.1(b)</u> have not been certified by independent public accountants) and are subject to normal year-end adjustments and (ii) <u>Sections 9.4, 9.17 and 9.12</u> shall refer to Schedules most recently updated and delivered together with the financial statements referred to in <u>Section 10.1(a)</u> and that <u>Sections 9.7, 9.9 and 9.15</u> shall refer to schedules most recently updated delivered together with the financial statements referred to in <u>Section 10.1(b)</u>.

C.   After giving effect to the requested Loan, Outstandings under any Facility shall not exceed the applicable Maximum Permitted Principal Amounts or, in the case of either US Facility, the Consoltex Mexico Borrowing Limit.

[NAME OF BORROWER]

BY: _____

          Authorized Representative

DATE: _____

EXHIBIT F

Form of Selection Notice

To: National Bank of Canada
        Sun Life Building
        1155 Metcalfe, 5th Floor
        Montréal, Québec
        H3B 4S9
        Attn: Ms. Michelle Fradette
        Telephone: (514) 394-8407
        Telefacsimile: (514) 394-4240

        and

        Bank of America, N.A.
        Independence Center, 15th Floor
        NC1-001-15-04
        Charlotte, North Carolina 28255
        Attention: Agency Services
        Telephone: (704) 386-7637
        Telefacsimile: (704) 386-9923

        Reference is made to the Amended and Restated Credit Agreement dated as of October 25, 1999, as amended (the "Agreement") among CONSOLTEX GROUP INC., CONSOLTEX INC., CONSOLTEX (USA) INC., THE BALSON-HERCULES GROUP LTD., LINQ INDUSTRIAL FABRICS, INC. and CONSOLTEX MEXICO, S.A. de C.V., the Lenders (as defined in the Agreement), and each of National Bank of Canada and Bank of America, N.A., as Agents for the Lenders (the "Agents"). Unless otherwise defined herein, terms defined in the Agreement are used herein with the same meanings.

        _____, a Facility Borrower under the **[Canadian] [US] [Term B Loan]** Facility indicated below (the "Borrower"), through an Authorized Representative hereby gives notice to the **[Canadian] [US]** Agent of the following selection of a type of Loan or Segment and Interest Period:

[Canadian/US]
Revolving
Credit Facility Interest
(check one)

Type of Loan	Aggregate Period[1]	Amount[2]	Date of Loan[3]
1. Base Rate Loan Canadian Dollar	_____	CAN $_____	_____
2. Base Rate Loan US Dollar	_____	US $_____	_____
3. Eurodollar Rate Loan	_____	US $_____	_____
4. Bankers' Acceptances	_____	CAN $_____	_____

[Canadian/US]

Term Loan (check one)	Interest Period[1]	Aggregate Amount[2]	Date of Loan[3]

Type of Loan

5.	Base Rate Loan Canadian Dollar	_____	CAN $_____	_____
6.	Base Rate Loan US Dollar	_____	US $_____	_____
7.	Eurodollar Rate Loan	_____	US $_____	_____
8.	Bankers' Acceptances	_____	CAN $_____	_____

Term B Loan (check one)	Interest Period[1]	Aggregate Amount[2]	Date of Loan[3]

Type of Loan

9.	Base Rate Loan US Dollar	_____	US $_____	_____
10.	Eurodollar Rate Loan	_____	US $_____	_____

Conversion (Canadian Revolving Credit Facility)

Segment no 1, 2, 3, 4 above (check one) to be a conversion of:

	Interest period Maturity Date	Amount
Base Rate Loan Canadian Dollar	N/A	CAN $_____
Base Rate Loan US Dollar	N/A	US $_____
Eurodollar Rate Loan	_____	US $_____
Bankers' Acceptances	_____	CAN $_____

Conversion (Canadian Term Loan Facility)

Segment no 5, 6, 7, 8 above (check one) to be a conversion of:

235

	Interest period Maturity Date	Amount
Base Rate Loan Canadian Dollar	N/A	CAN $_____
Base Rate Loan US Dollar	N/A	US $_____
Eurodollar Rate Loan	_____	US $_____
Bankers' Acceptances	_____	CAN $_____

Conversion (US Revolving Credit Facility)

Segment no 2 or 3 above (check one) to be a conversion of:

	Interest period Maturity Date	Amount
Base Rate Loan US Dollar	N/A	US $_____
Eurodollar Rate Loan	_____	US $_____

Conversion (US Term Loan Facility)

Segment no 6 or 7 above (check one) to be a conversion of:

	Interest period Maturity Date	Amount
Base Rate Loan US Dollar	N/A	US $_____
Eurodollar Rate Loan	_____	US $_____

Conversion (US Term Loan Facility)

Segment no 9 or 10 above (check one) to be a conversion of:

	Interest period Maturity Date	Amount
Base Rate Loan US Dollar	N/A	US $_____
Eurodollar Rate Loan	_____	US $_____

---

(1)   For any Eurodollar Rate Loan or Segment, one, two, three or six months; for Bankers' Acceptances from 30 to 364 days.

(2)   Must be US $500,000 (CAN $500,000 per Lender if Bankers' Acceptances) or if greater an integral multiple of US $100,000 (CAN $100,000 in the case of Bankers' Acceptances), unless a Base Rate Refunding Loan.

(3)   At least three (3) Business Days later if a Eurodollar Rate Loan or Eurodollar Rate Segment, or two (2) Business Days later if Bankers' Acceptances.

[NAME OF BORROWER]

BY: _____
        Authorized Representative

DATE: _____

EXHIBIT G-1

Form of US Revolving Credit Note

Promissory Note
(US Revolving Credit Facility)

US $_____   _____, _____

        FOR VALUE RECEIVED, each of CONSOLTEX (USA) INC., THE BALSON-HERCULES GROUP LTD., LINQ INDUSTRIAL FABRICS, INC. and CONSOLTEX MEXICO S.A. de C.V. (the "Borrowers"), hereby promise to pay to the order of _____ (the "Lender"), in its individual capacity, at the office of BANK OF AMERICA, N.A., as agent for the US Revolving Credit Facility Lenders (the "US Agent"), located at One Independence Center, 101 North Tryon Street, NC1-001-15-04, Charlotte, North Carolina 28255 (or at such other place or places as the US Agent may designate in writing) at the times set forth in the Amended and Restated Credit Agreement dated as of October 25, 1999 among Consoltex Group Inc., Consoltex Inc. and the Borrowers, the financial institutions party thereto (collectively, the "Lenders") and each of the US Agent and National Bank of Canada, as the Canadian Agent (the "Agreement"; all capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Agreement), in lawful money of the United States of America, in immediately available funds, the principal amount of _____ DOLLARS (US $_____) or, if less than such principal amount, the aggregate unpaid principal amount of all US Revolving Credit Loans made by the Lender to the Borrowers pursuant to the Agreement and outstanding on the Revolving Credit Termination Date, and to pay interest from the date hereof on the unpaid principal amount hereof, in like money, at said office, on the dates and at the rates provided in Articles III and IV of the Agreement. All or any portion of the principal amount of Loans may be prepaid as provided in the Agreement.

        If payment of all sums due hereunder is accelerated under the terms of the Agreement or under the terms of the other Loan Documents executed in connection with the Agreement, the then remaining principal amount and accrued but unpaid interest shall bear interest which shall be payable on demand at the rates per annum set forth in Section 5.9(c) of the Agreement. Further, in the event of such acceleration, this Note shall become immediately due and payable, without presentation, demand, protest or notice of any kind, all of which are hereby waived by the Borrowers.

        In the event this Note is not paid when due at any stated or accelerated maturity, each Borrower agrees to pay, in addition to the principal and interest due hereunder, all costs of collection, including reasonable attorneys' fees, on the terms set forth in Section 14.5 of the Agreement.

        Interest hereunder shall be computed as provided in Section 5.9(b) of the Agreement.

This Note is one of the Notes relating to the US Revolving Credit Facility referred to in the Agreement and is issued pursuant to, and entitled to the benefits and security provided for under, the Agreement to which reference is hereby made for a more complete statement of the terms and conditions upon which the US Revolving Credit Loans evidenced hereby were or are made and are to be repaid. This US Revolving Credit Note is subject to certain restrictions on transfer or assignment as provided in the Agreement.

Each Borrower hereby waives to the full extent permitted by law the benefits of all provisions of law for stay or delay of execution or sale of property or other satisfaction of judgment against any Borrower on account of liability hereon until judgment be obtained and execution issues against any other Borrower and returned satisfied or until it can be shown that no other Borrower had any property available for the satisfaction of the debt evidenced by this instrument, or until any other proceedings can be had against any Borrower. Protest, notice of protest, notice of dishonor, diligence or any other formality are hereby waived by all parties bound hereon.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the Borrowers have caused this Note to be made, executed and delivered by its duly authorized representative as of the date and year first above written, all pursuant to authority duly granted.

CONSOLTEX (USA) INC.

By: _____
Name: _____
Title: _____

THE BALSON-HERCULES GROUP LTD.

By: _____
Name: _____
Title: _____

LINQ INDUSTRIAL FABRICS, INC.

By: _____
Name: _____
Title: _____

CONSOLTEX MEXICO S.A. de C.V.

By: _____
Name: _____
Title: _____

EXHIBIT G-2

Form of US Term Note

Promissory Note
(US Term Loan Facility)

US $_____   _____,_____

                                                              ,_____

           FOR VALUE RECEIVED, EACH OF LINQ INDUSTRIAL FABRICS, INC. and CONSOLTEX MEXICO, S.A. de C.V. (the "Borrowers"), hereby promise to pay to the order of _____ (the "Lender"), in its individual capacity, at the office of BANK OF AMERICA, N.A., as agent for the US Term Loan Facility Lenders (the "US Agent"), located at One Independence Center, 101 North Tryon Street, NC1-001-15-04, Charlotte, North Carolina 28255 (or at such other place or places as the US Agent may designate in writing) on each of the principal repayment installment dates set forth in Section 2.3 of, and on the Term Loan Termination Date referred to in, the Amended and Restated Credit Agreement dated as of October 25, 1999 among Consoltex Group Inc., Consoltex Inc., Consoltex (USA) Inc., The Balson-Hercules Group Ltd. and the Borrowers, the financial institutions party thereto (collectively, the "Lenders") and each of the Agent and National Bank of Canada, as the Canadian Agent (the "Agreement"; all capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Agreement), in lawful money of the United States of America, in immediately available funds, the principal amount of _____ DOLLARS (US $_____) on the Term Loan Termination Date, and to pay interest from the date hereof on the unpaid principal amount hereof, in like money, at said office, on the dates and at the rates provided in Articles II and V of the Agreement. All or any portion of the principal amount of Loans may be prepaid as provided in the Agreement.

           If payment of all sums due hereunder is accelerated under the terms of the Agreement or under the terms of the other Loan Documents executed in connection with the Agreement, the then remaining principal amount hereof and accrued but unpaid interest thereon shall bear interest which shall be payable on demand at the rates per annum set forth in Section 5.9(c) of the Agreement. Further, in the event of such acceleration, this Note shall become immediately due and payable, without presentation, demand, protest or notice of any kind, all of which are hereby waived by the Borrowers.

           In the event this Note is not paid when due at any stated or accelerated maturity, each Borrower agrees to pay, in addition to the principal and interest due hereunder, all costs of collection, including reasonable attorneys' fees, on the terms set forth in Section 14.5 of the Agreement.

           Interest hereunder shall be computed as provided in Section 5.9(b) of the Agreement.

This Note is one of the Notes relating to the US Term Loan Facility referred to in the Agreement and is issued pursuant to and entitled to the benefits and security of the Agreement to which reference is hereby made for a more complete statement of the terms and conditions upon which the US Term Loan evidenced hereby was made and is to be repaid. This US Term Note is subject to certain restrictions on transfer or assignment as provided in the Agreement.

Each Borrower hereby waives to the full extent permitted by law the benefits of all provisions of law for stay or delay of execution or sale of property or other satisfaction of judgment against any Borrower on account of liability hereon until judgment be obtained and execution issues against any other Borrower and returned satisfied or until it can be shown that no other Borrower had any property available for the satisfaction of the debt evidenced by this instrument, or until any other proceedings can be had against any Borrower. Protest, notice of protest, notice of dishonor, diligence or any other formality are hereby waived by all parties bound hereon.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the Borrowers have caused this US Term Note to be made, executed and delivered by its duly authorized representative as of the date and year first above written, all pursuant to authority duly granted.

LINQ INDUSTRIAL FABRICS, INC.

By: _____
Name: _____
Title: _____

CONSOLTEX MEXICO, S.A. de C.V.

By: _____
Name: _____
Title: _____

EXHIBIT G-3

Form of Term B Note

Promissory Note
(Term B Loan Facility)

US $43,000,000   _____, 1999

          FOR VALUE RECEIVED, CONSOLTEX (USA), INC. (the "Borrower"), hereby promises to pay to the order of _____ (the "Lender"), in its individual capacity, at the office of BANK OF AMERICA, N.A. as agent for the Term B Loan Facility Lenders (the "US Agent"), located at One Independence Center, 101 North Tryon Street, NC1-001-15-04, Charlotte, North Carolina 28255 (or at such other place or places as the US Agent may designate in writing) on the Term B Loan Termination Date referred to in, the Amended and Restated Credit Agreement dated as of October 25, 1999 among Consoltex Group Inc., Consoltex Inc., Consoltex Mexico S.A. de C.V., Consoltex (USA) Inc., The Balson-Hercules Group Ltd. and LINQ Industrial Fabrics, Inc., the financial institutions party thereto (collectively, the "Lenders") and each of the Agent and National Bank of Canada, as the Canadian Agent (as from time to time amended, supplemented or replaced, the "Agreement"; all capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Agreement), in lawful money of the United States of America, in immediately available funds, the principal amount of FORTY-THREE MILLION DOLLARS (US $43,000,000.00) on the Term B Loan Termination Date, and to pay interest from the date hereof on the unpaid principal amount hereof, in like money, at said office, on the dates and at the rates provided in Articles IIA and V of the Agreement. All or any portion of the principal amount of Term B Loan may be prepaid as provided in the Agreement.

          If payment of all sums due hereunder is accelerated under the terms of the Agreement or under the terms of the other Loan Documents executed in connection with the Agreement, the then remaining principal amount hereof and accrued but unpaid interest thereon shall bear interest which shall be payable on demand at the rates per annum set forth in Section 5.9(c) of the Agreement. Further, in the event of such acceleration, this Note shall become immediately due and payable, without presentation, demand, protest or notice of any kind, all of which are hereby waived by the Borrower.

          In the event this Note is not paid when due at any stated or accelerated maturity, the Borrower agrees to pay, in addition to the principal and interest due hereunder, all costs of collection, including reasonable attorneys' fees, on the terms set forth in Section 14.5 of the Agreement.

          Interest hereunder shall be computed as provided in Sections 2A.7 and 5.9(b) of the Agreement.

          This Note is one of the Notes relating to the Term B Loan Facility referred to in the Agreement and is issued pursuant to and entitled to the benefits and security of the Agreement to which reference is hereby made for a more complete statement of the terms and conditions upon which the Term B Loan evidenced hereby was made and is to be repaid. This Note is subject to certain restrictions on transfer or assignment as provided in the Agreement.

          The Borrower hereby waives to the full extent permitted by law the benefits of all provisions of law for stay or delay of execution or sale of property or other satisfaction of judgment against the Borrower on account of liability hereon. Protest, notice of protest, notice of dishonor, diligence or any other formality are hereby waived by all parties bound hereon.

          This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the Borrower has caused this Note to be made, executed and delivered by its duly authorized representative as of the date and year first above written, all pursuant to authority duly granted.

CONSOLTEX (USA), INC.

By: _____
Name: _____
Title: _____

By: _____
Name: _____
Title: _____

EXHIBIT H

Form of Opinion of Borrowers' Counsel

EXHIBIT I

Form of Compliance Certificate

EXHIBIT J

Form of Second Amendment to Mortgage

<u>SCHEDULE 11.4(g)</u>

Liens, each securing Indebtedness permitted under <u>Section 11.5(p)</u>, on (i) the receivables arising from sales to customers in the United States pursuant to factoring agreements with each of (w) SunTrust Bank, Atlanta (formerly Trust Company Bank), (x) BNY Financial Corporation (as successor in interest by assignment to Midlantic Commercial Co., a division of Midlantic Bank, N.A.), (y) NationsBanc Commercial Corporation (formerly Citizens and Southern Commercial Corporation) and (z) The CIT Group/Commercial Servicers, Inc. (collectively, the "Factors"), as such factoring agreements may be amended from time to time, (ii) all goods or merchandise represented by such receivables which are returned by or repossessed, recovered or reclaimed from customers of Consoltex Inc. or others; (iii) all proceeds derived directly or indirectly from any dealings with any or the whole of the foregoing and (iv) all moneys owed by the Factors to Consoltex Inc.

AMENDMENT NO. 1 TO AMENDED AND RESTATED CREDIT AGREEMENT
AND OTHER LOAN DOCUMENTS

THIS AMENDMENT NO. 1 TO AMENDED AND RESTATED CREDIT AGREEMENT AND OTHER LOAN DOCUMENTS (this "Agreement") is made and entered into effective as of the 3rd day of January, 2000 among each of **CONSOLTEX INC.** formerly known as Consoltex Group Inc., a corporation continued under the laws of New Brunswick having its principal place of business on the date hereof in Ville Saint-Laurent, Québec, Canada ("Consoltex Group"), **CONSOLTEX (USA) INC.**, a New York corporation ("Consoltex USA"), **THE BALSON-HERCULES GROUP LTD.**, a Rhode Island corporation ("Balson-Hercules"), **LINQ INDUSTRIAL FABRICS, INC.**, a Delaware corporation ("LINQ", and together with Consoltex Group, Consoltex and Balson-Hercules, the "Term B Guarantors"), and **CONSOLTEX MEXICO, S.A. DE C.V.**, a Mexican corporation ("Consoltex Mexico") (Consoltex Group, Consoltex, Consoltex USA, Balson-Hercules, LINQ and Consoltex Mexico are collectively referred to herein as the "Borrowers");

RAFYTEK, S.A. DE C.V., a Mexican corporation ("Rafytek"), **RAFYTICA, S.A.,** a Costa Rican corporation ("Rafytica"), **VERA PAK, S.A. DE C.V.,** a Mexican corporation ("Vera Pak"), **MARINO TECHNOLOGIES INCORPORATED**, a Delaware corporation ("Marino"), **ROYALTON MEXICANA S.A. DE C.V.**, a Mexican corporation ("Royalton"), **VEST COMPANY VESTCO S.A. DE C.V.**, a Mexican corporation ("Vestco") and **MARINO TECHNOLOGIES DE MEXICO, S.A. DE C.V.**, a Mexican corporation ("Marino Mexico") (the Borrowers, Consoltex International, Rafytek, Rafytica, Vera Pak, Marino, Walpole, Royalton, Vestco and Marino Mexico are collectively referred to herein as the "Guarantors" and individually referred to as a "Guarantor");

NATIONAL BANK OF CANADA, a bank governed by the Bank Act (Canada), having its head office in Montréal, Québec, Canada, in its capacity as a Lender ("NBC"), **BANK OF AMERICA, N.A.**, a national banking association organized and existing under the laws of the United States, having its principal office in Charlotte, North Carolina, U.S.A., successor in interest to NationsBank, National Association, in its capacity as a Lender ("Bank of America"), and **EACH OTHER FINANCIAL INSTITUTION EXECUTING AND DELIVERING A SIGNATURE PAGE HERETO** and each other financial institution which may hereafter execute and deliver an instrument of assignment with respect to the Credit Agreement, as defined below, pursuant to Section 3.8 or 14.1 thereof (hereinafter NBC, Bank of America and such other financial institutions may be referred to individually as a "Lender" or collectively as the "Lenders"), **NATIONAL BANK OF CANADA**, in its capacity as agent for the Canadian Facilities Lenders (as defined in the Credit Agreement) (in such capacity, or any successor agent appointed to serve in such capacity in accordance with the terms of Section 13.9 of the Credit Agreement, the "Canadian Agent"), and **BANK OF AMERICA, N.A.,** successor in interest to NationsBank, National Association, in its capacity as agent for the U.S. Facilities Lenders (as defined in the Credit Agreement) (in such capacity, or any successor agent appointed to serve in such capacity in accordance with the terms of Section 13.9 of the Credit Agreement, the "US Agent" and together with the Canadian Agent, the "Agents"), and **BANK OF AMERICA, N.A.,** successor in interest to NationsBank, National Association, a national banking association organized and existing under the laws of the United States, having its principal office in Charlotte, North Carolina, as Collateral Agent (in such capacity, the "US Collateral Agent").

W I T N E S S E T H:

WHEREAS, the Borrowers, the Guarantors, the Lenders and the Agents have entered into that certain Amended and Restated Credit Agreement dated as of October 25, 1999 (as from time to time hereafter amended, supplemented, modified or amended and restated, the "Credit Agreement"), pursuant to which the Lenders have agreed to make certain Advances to the Borrowers; and

WHEREAS, the Borrowers, Consoltex International, Inc., a New York corporation ("Consoltex International"), Rafytek, Rafytica, and the Agents have entered into a Guaranty Agreement dated as of March 19, 1996 (the "Initial Guaranty"), Vera Pak, the Agents and Desjardins Trust Inc. have entered into a Guaranty Agreement dated as of May 31, 1996 (the "Vera Pak Guaranty") and Marino, Walpole Inc., a New Jersey corporation ("Walpole"), Royalton, Vestco, Marino Mexico, the Agents and Desjardins Trust Inc. have entered into a Guaranty Agreement dated as of October 22, 1999 (the "1999 Guaranty" and together with the Initial Guaranty and the Vera Pak Guaranty, the "Guaranty Agreements"), pursuant to which Guaranty Agreements the Guarantors have guaranteed payment of the Borrowers' Liabilities (as defined in each respective Guaranty Agreement); and

WHEREAS, the Borrowers (except for Consoltex Mexico), and the US Collateral Agent have entered into a Security Agreement dated as of March 19, 1996 (the "1996 Security Agreement") and Marino, Walpole and the US Collateral Agent have entered into a Security Agreement dated as of October 22, 1999 (the "1999 Security Agreement", and together with the 1996 Security Agreement, the "Security Agreements"); and

WHEREAS, the Borrowers (except for Consoltex Mexico) and the US Collateral Agent have entered into an Assignment of Patents, Trademarks, Service Marks and Copyrights dated as of March 19, 1996 (the "IP Assignment"); and

WHEREAS, the Borrowers have informed the Agents, the US Collateral Agent, the Canadian Collateral Trustee and the Lenders that the following has occurred: (i) Consoltex Group has acquired all property, rights and assets and has assumed all debts, liabilities and obligations of Consoltex Inc., a corporation incorporated under the laws of Québec ("Consoltex") and Consoltex will be dissolved, (ii) Consoltex Group has changed its name to Consoltex Inc., (iii) Consoltex International has been merged with and into Balson-Hercules and (iv) Walpole has been merged with and into Marino (collectively, the "Reorganization"); and

WHEREAS, the Borrowers and the Guarantors have requested that certain of the schedules and exhibits to the Credit Agreement, the Security Agreements and the IP Assignment be amended in the manner set forth herein in order to reflect more accurately the data set forth therein upon the effectiveness of the Reorganization and the US Collateral Agent, the Agents and the Lenders are willing to agree to such amendments;

NOW, THEREFORE, in consideration of the mutual covenants and the fulfillment of the conditions set forth herein, the parties hereto do hereby agree as follows:

1.   <u>Definitions</u>. Any capitalized terms used herein without definition shall have the meaning set forth in the Credit Agreement.

2.   <u>Amendments to and Restatements of Terms of the Credit Agreement</u>. Subject to the terms and conditions set forth herein, the Credit Agreement is hereby amended as follows:

(a)   <u>Sections 11.8(b)(i)</u> of the Credit Agreement is amended and restated in its entirety as follows:

"(i)   any subsidiary of any Borrower may merge or transfer all or substantially all of its assets into or consolidate with such Borrower or any wholly owned Subsidiary of such Borrower which is a Borrower or a Fully Secured Guarantor (as hereinafter defined),"

(b)   <u>Schedules 6.3, 9.4, 9.9, 9.15, 9.15(A), 9.17, 11.4(g), 11.5 and 11.7</u> of the Credit Agreement are hereby amended and restated in their entirety as set forth in <u>Exhibit A</u> attached hereto.

3.   <u>Amendment of Exhibits to 1996 Security Agreement</u>. Subject to the terms and conditions set forth herein, the 1996 Security Agreement is hereby amended to amend and restate the Exhibits in their entirety as set forth in Exhibit B attached hereto.

4.   <u>Amendment of Exhibits to 1999 Security Agreement</u>. Subject to the terms and conditions set forth herein, the 1999 Security Agreement is hereby amended to amend and restate the Exhibits in their entirety as set forth in Exhibit C attached hereto.

5.   Amendment of Exhibits to IP Assignment. Subject to the terms and conditions set forth herein, the IP Assignment is hereby amended to amend and restate the Exhibits in their entirety as set forth in Exhibit D attached hereto.

6.   Consent of Guarantors. Each of the Guarantors has joined in the execution of this Amendment solely for the purposes of consenting hereto and for the further purpose of confirming its guaranty of the Obligations of the Borrowers pursuant to the Guaranty Agreement to which such Guarantor is party, and each such Guarantor, together with each Borrower in its capacity as a Guarantor under the Initial Guaranty, does hereby so consent hereto and confirm such guaranty.

7.   Representations and Warranties. In order to induce the Agents and the Lenders to enter into this Agreement, the Borrowers and the Guarantors represent and warrant to the Agents and the Lenders as follows:

        (a)   The representations and warranties made by each Borrower or Guarantor in Article IX of the Credit Agreement and in each of the other Loan Documents to which it is a party are true and correct in all material respects on and as of the date hereof, except to the extent that such representations and warranties expressly relate to an earlier date;

        (b)   There has been no material adverse change in the condition, financial or otherwise, of the Borrowers and their Subsidiaries, taken as a whole, since the date of the most recent financial reports of the Borrowers received by each Agent and the Lenders under Section 10.1 of the Credit Agreement; and

        (c)   No Default or Event of Default has occurred and is continuing and no Acceleration Event has occurred.

8.   Entire Agreement. This Agreement, together with all the Loan Documents (collectively, the "Relevant Documents"), sets forth the entire understanding and agreement of the parties hereto in relation to the subject matter hereof and supersedes any prior negotiations and agreements among the parties relative to such subject matter. No promise, condition, representation or warranty, express or implied, not herein set forth shall bind any party hereto, and not one of them has relied on any such promise, condition, representation or warranty. Each of the parties hereto acknowledges that, except as otherwise expressly stated in the Relevant Documents, no representations, warranties or commitments, express or implied, have been made by any party to the other. None of the terms or conditions of this Agreement may be changed, modified, waived or canceled orally or otherwise, except as permitted pursuant to Section 14.6 of the Credit Agreement.

9.   Full Force and Effect of Agreement. Except as hereby specifically amended, modified or supplemented, the Credit Agreement and all other Loan Documents are hereby confirmed and ratified in all respects by each party hereto and shall be and remain in full force and effect according to their respective terms. Each Guarantor hereby acknowledges and agrees to the amendments of the Credit Agreement, the Security Agreements and the IP Assignment set forth herein and hereby confirms and ratifies in all respects the Guaranty Agreement to which such Guarantor is a party and enforceability of such Guaranty Agreement against such Guarantor in accordance with its terms.

10.   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

11.   Governing Law. This Agreement shall in all respects be governed by, and construed in accordance with, the laws of the state of New York.

12.   Enforceability. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable as to one or more of the parties hereto, all other provisions nevertheless shall remain effective and binding on the parties hereto.

13.   <u>References</u>. All references in any of the Loan Documents to the "Credit Agreement", "Security Agreement" and the "Assignment of Patents, Trademarks, Service Marks and Copyrights" shall mean the Credit Agreement, the Security Agreements and the IP Assignment, respectively, as amended hereby. All references in any of the Loan Documents to "NationsBank" and to "NationsBank, National Association" shall be amended hereby to refer to "Bank of America" and "Bank of America, N.A.", respectively.

14.   <u>Successors and Assigns</u>. This Agreement shall be binding upon and inure to the benefit of each of the Borrowers, the Guarantors, the Lenders, the Agents, the U.S. Collateral Agent and their respective successors, assigns and legal representatives; <u>provided</u>, however, that the Borrowers and the Guarantors, without the prior consent of the Agents, may not assign any rights, powers, duties or obligations hereunder.

15.   <u>Expenses</u>. Borrowers agree to pay to the Agents and the Lenders all reasonable out-of-pocket expenses incurred or arising in connection with the negotiation and preparation of this Agreement.

16.   <u>Conditions Precedent</u>. The effectiveness of this Agreement is subject to the receipt by the Agents of the following, in form and substance satisfactory to them: (i) executed originals of this Agreement; (ii) amendments to UCC Financing Statements as requested by the   US Collateral Agent; and (iii) copies of all additional agreements, instruments and documents which the Lenders may reasonably request, such documents, when appropriate, to be certified by appropriate governmental authorities.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be made, executed and delivered by their duly authorized officers as of the day and year first above written.


<u>BORROWERS</u>:


CONSOLTEX INC. formerly known as Consoltex Group Inc., as Borrower and Guarantor

By:_____

Name:_____

Title:_____

By:_____

Name:_____

Title:_____

CONSOLTEX (USA) INC., as Borrower and
       Guarantor

By:_____

Name:_____

Title:_____

By:_____

Name:_____

Title:_____

THE BALSON-HERCULES GROUP LTD., as
       Borrower and Guarantor

By:_____

Name:_____

Title:_____

By:_____

Name:_____

Title:_____

LINQ INDUSTRIAL FABRICS, INC., as
       Borrower and Guarantor

By:_____

Name:_____

Title:_____

By:_____

Name:_____

Title:_____

CONSOLTEX MEXICO, S.A. de C.V., as
    Borrower and Guarantor

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

AGENTS:

NATIONAL BANK OF CANADA,
     as Canadian Agent

By:_____

Name:_____

Title:_____

BANK OF AMERICA, N.A.,
     as US Agent and U.S. Collateral Agent

By:_____

Name:_____

Title:_____

LENDERS:

NATIONAL BANK OF CANADA

By: _____

Name:_____

Title:_____

BANK OF AMERICA, N.A.

By:_____

Name:_____

Title:_____

NATIONAL BANK OF CANADA, U.S. DIVISION

By:_____
Name:_____
Title:_____

THE BANK OF NOVA SCOTIA

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

THE BANK OF NOVA SCOTIA

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

FLEET BUSINESS CREDIT CORPORATION
(successor to Sanwa Business Credit Corp. and BankBoston, N.A.)

By:_____
Name:_____
Title:_____

GUARANTORS:

RAFYTEK, S.A. de C.V., as Guarantor

By:_____
Name:_____
Title:_____

RAFYTICA, S.A., as Guarantor

By:_____
Name:_____
Title:_____

VERA PAK, S.A. de C.V., as Guarantor

By:_____
Name:_____
Title:_____

MARINO TECHNOLOGIES INC., as Guarantor

By:_____
Name:_____
Title:_____

ROYALTON MEXICANA, S.A. DE C.V., as   Guarantor

By:_____
Name:_____
Title:_____

VEST COMPANY VESTCO, S.A. DE C.V., as   Guarantor

By:_____
Name:_____
Title:_____

MARINO TECHNOLOGIES DE MEXICO, S.A. DE C.V., as
Guarantor

By:_____
Name:_____
Title:_____

258

EXHIBIT A

Schedules to Credit Agreement

EXHIBIT B

Schedules to 1996 Security Agreement

EXHIBIT C

<u>Schedules to 1999 Security Agreement</u>

EXHIBIT D

<u>Schedules to IP Assignment</u>

AMENDMENT NO. 2 TO AMENDED AND RESTATED
CREDIT AGREEMENT AND CONSENT

THIS AMENDMENT NO. 2 TO AMENDED AND RESTATED CREDIT AGREEMENT AND CONSENT (this "Agreement") is made and entered into as of the 12th day of May, 2000 among each of **CONSOLTEX INC.,** a corporation under the laws of New Brunswick having its principal place of business in Ville Saint-Laurent, Québec, Canada ("Consoltex"), **CONSOLTEX (USA) INC.,** a New York corporation ("Consoltex USA"), **THE BALSON-HERCULES GROUP LTD.**, a Rhode Island corporation ("Balson-Hercules"), **LINQ INDUSTRIAL FABRICS, INC.**, a Delaware corporation ("LINQ", and together with Consoltex, Consoltex USA and Balson-Hercules, the "Term B Guarantors"), and **CONSOLTEX MEXICO, S.A. DE C.V.**, a Mexican corporation ("Consoltex Mexico") (Consoltex, Consoltex USA, Balson-Hercules, LINQ and Consoltex Mexico are collectively referred to herein as the "Borrowers");

RAFYTEK, S.A. DE C.V., a Mexican corporation ("Rafytek"), **RAFYTICA, S.A.,** a Costa Rican corporation ("Rafytica"), **VERA PAK, S.A. DE C.V.,** a Mexican corporation ("Vera Pak"), **MARINO TECHNOLOGIES INCORPORATED**, a Delaware corporation ("Marino"), **ROYALTON MEXICANA S.A. DE C.V.**, a Mexican corporation ("Royalton"), **VEST COMPANY VESTCO S.A. DE C.V.**, a Mexican corporation ("Vestco") and **MARINO TECHNOLOGIES DE MEXICO, S.A. DE C.V.**, a Mexican corporation ("Marino Mexico") (the Borrowers, Rafytek, Rafytica, Vera Pak, Marino, Royalton, Vestco and Marino Mexico are collectively referred to herein as the "Guarantors" and individually referred to as a "Guarantor");

NATIONAL BANK OF CANADA, a bank governed by the Bank Act (Canada), having its head office in Montréal, Québec, Canada, in its capacity as a Lender ("NBC"), **BANK OF AMERICA, N.A.**, a national banking association organized and existing under the laws of the United States, having its principal office in Charlotte, North Carolina, U.S.A., successor in interest to NationsBank, National Association, in its capacity as a Lender ("Bank of America"), and **EACH OTHER FINANCIAL INSTITUTION EXECUTING AND DELIVERING A SIGNATURE PAGE HERETO** and each other financial institution which may hereafter execute and deliver an instrument of assignment with respect to the Credit Agreement, as defined below, pursuant to Section 3.8 or 14.1 thereof (hereinafter NBC, Bank of America and such other financial institutions may be referred to individually as a "Lender" or collectively as the "Lenders"), **NATIONAL BANK OF CANADA**, in its capacity as agent for the Canadian Facilities Lenders (as defined in the Credit Agreement) (in such capacity, or any successor agent appointed to serve in such capacity in accordance with the terms of Section 13.9 of the Credit Agreement, the "Canadian Agent"), and **BANK OF AMERICA, N.A.,** successor in interest to NationsBank, National Association, in its capacity as agent for the U.S. Facilities Lenders (as defined in the Credit Agreement) (in such capacity, or any successor agent appointed to serve in such capacity in accordance with the terms of Section 13.9 of the Credit Agreement, the "US Agent" and together with the Canadian Agent, the "Agents"), and **BANK OF AMERICA, N.A.,** successor in interest to NationsBank, National Association, a national banking association organized and existing under the laws of the United States, having its principal office in Charlotte, North Carolina, as Collateral Agent (in such capacity, the "US Collateral Agent").

W I T N E S S E T H:

WHEREAS, the Borrowers, the Guarantors, the Lenders and the Agents have entered into that certain Amended and Restated Credit Agreement dated as of October 25, 1999, as amended by Amendment No. 1 to Amended and Restated Credit Agreement and other Loan Documents dated as of January 3, 2000 by and among the Borrowers, the Guarantors, the Lenders and the Agents ("Amendment No. 1") (as so amended by Amendment No. 1 and from time to time hereafter amended, supplemented, modified or amended and restated, the "Credit Agreement"), pursuant to which the Lenders have agreed to make certain Advances to the Borrowers; and

WHEREAS, the Borrowers, Rafytek, Rafytica, and the Agents have entered into a Guaranty Agreement dated as of March 19, 1996 (the "Initial Guaranty"), Vera Pak, the Agents and Desjardins Trust Inc. have entered into a Guaranty Agreement dated as of May 31, 1996 (the "Vera Pak Guaranty") and Marino, Royalton, Vestco, Marino Mexico, the Agents and Desjardins Trust Inc. have entered into a Guaranty Agreement dated as of October

22, 1999 (the "1999 Guaranty" and together with the Initial Guaranty and the Vera Pak Guaranty, and as any of them from time to time hereafter may be amended, supplemented, modified or amended and restated, the "Guaranty Agreements"), pursuant to which Guaranty Agreements the Guarantors have guaranteed payment of the Borrowers' Liabilities (as defined in each respective Guaranty Agreement); and

WHEREAS, the Borrowers (except for Consoltex Mexico), and the US Collateral Agent have entered into a Security Agreement dated as of March 19, 1996, as amended by Amendment No. 1 (as amended, the "1996 Security Agreement") and Marino and the US Collateral Agent have entered into a Security Agreement dated as of October 22, 1999, as amended by Amendment No. 1 (as amended, the "1999 Security Agreement", and together with the 1996 Security Agreement, and as any of them from time to time hereafter may be amended, supplemented, modified or amended and restated, the "Security Agreements"); and

WHEREAS, the Borrowers (except for Consoltex Mexico) and the US Collateral Agent have entered into an Assignment of Patents, Trademarks, Service Marks and Copyrights dated as of March 19, 1996, as amended by Amendment No. 1 (as so amended by Amendment No. 1 and from time to time hereafter amended, supplemented, modified or amended and restated, the "IP Assignment"); and

WHEREAS, Consoltex, Consoltex USA and Consoltex Mexico and the US Collateral Agent have entered into a Stock Pledge Agreement dated as of March 19, 1996 (the "Initial Pledge Agreement") and Consoltex, Consoltex USA and Consoltex Mexico and the US Collateral Agent have entered into a Stock Pledge Agreement (Mexican Subsidiaries) dated as of March 19, 1996 (the "Mexican Subsidiaries Pledge Agreement" and together with the Initial Pledge Agreement, and as either of them from time to time hereafter may be amended, supplemented, modified or amended and restated, the "Pledge Agreements"); and

WHEREAS, the Borrowers have informed the Agents and the Lenders that for financial reporting purposes, effective as of January 1, 2000, the Borrowers have adopted the generally accepted accounting principles as from time to time applicable in the United States of America ("U.S. GAAP") and report all financial data in their consolidated financial statements in United States Dollars; and

WHEREAS, previously the Borrowers prepared their consolidated financial statements utilizing the accounting principles generally accepted in Canada as recommended in the Canadian Institute of Chartered Accountants Handbook ("Canadian GAAP") and reported all financial data in their consolidated financial statements in Canadian Dollars, and the Credit Agreement calculated all financial covenants in Sections 11.1 and 11.3 in the Credit Agreement in Canadian Dollars applying Canadian GAAP; and

WHEREAS, the Borrowers have requested that Sections 11.1 and 11.3 of the Credit Agreement and the definitions attendant thereto be amended as necessary to provide for calculation of the financial covenants to be made in United States Dollars applying U.S. GAAP, and for the covenant levels to be modified to give effect to such change in reporting currency and application of U.S. GAAP, in order to be consistent with the Borrowers' preparation and reporting of its consolidated financial statements; and

WHEREAS, the Borrowers have informed the Agents and the Lenders that AIP/CGI NB Acquisition Corp. ("AIP/CGI") intends to acquire from Les Gantiers Holding B.V., by purchase, amalgamation, merger, consolidation or otherwise, all the multiple voting shares issued and outstanding by Consoltex (the "AIP Change of Control"), which will thereby result in a Change of Control as prohibited by Section 11.13(a) of the Credit Agreement; and

WHEREAS, the Borrowers have also informed the Agents and the Lenders that the following will sequentially occur after the AIP Change of Control (collectively, the "Reorganization");

    (i)   Consoltex is to be amalgamated with and into AIP/CGI, at such time the holder of all multiple voting shares and subordinate voting shares issued by Consoltex; then

(ii)   AIP/CGI will contribute all the equity interest in Consoltex USA, its wholly owned subsidiary, to its parent corporation, AIP/CGI Acquisition Corp. ("AIPCO"), such that Consoltex USA will become a wholly owned subsidiary of AIPCO and an affiliate of AIP/CGI, which is also a wholly owned subsidiary of AIPCO; and

WHEREAS, the Required Lenders and the Agents are willing to consent to the AIP Change of Control and to the Reorganization on the terms set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and the fulfillment of the conditions set forth herein, the parties hereto do hereby agree as follows:

1.   <u>Definitions</u>. Any capitalized terms used herein without definition shall have the meaning set forth in the Credit Agreement.

2.   <u>Amendments to and Restatements of Terms of the Credit Agreement</u>. Subject to the terms and conditions set forth herein, the Credit Agreement is hereby amended as follows:

(a)   The definition of "GAAP" or "Generally Accepted Accounting Principles" in <u>Section 1.1</u> of the Credit Agreement is amended and restated in its entirety as set forth below:

"GAAP" or "Generally Accepted Accounting Principles" means, effective January 1, 2000, generally accepted accounting principles at such time applicable in the United States of America, being those principles of accounting set forth in pronouncements of the Accounting Principles Board, the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, or which have other substantial authoritative support.

(b)   The definition of "Consolidated EBITDA" in <u>Section 1.1</u> of the Credit Agreement is hereby amended by deleting the phrase "and (vi)" and inserting in lieu thereof the following:

", (vi) all management or other fees paid by Consoltex to AIP/CGI NB Acquisition Corp., AIP/CGI Acquisition Corp., or AIP Industrial Partners Capital Fund II L.P. during the six month fiscal period beginning January 1, 2000 and ending June 30, 2000, in an aggregate amount not to exceed US$675,000, and (vii)"

(c)   The second sentence of <u>Section 1.2(a)</u> of the Credit Agreement is amended and restated in its entirety as follows: "In reference to the application of GAAP, the accounting principles observed in the period referred to shall be comparable in all material respects to those applied in the preparation of the audited financial statements of Consoltex for the fiscal year ending December 31, 1999 delivered to the Lenders and satisfactory thereto in form and substance."

(d)   Section 11.1 of the Credit Agreement is hereby amended and restated in its entirety as set forth below:

11.1   <u>Financial Covenants</u>.

(a)   <u>Consolidated Net Worth</u>. Permit Consolidated Net Worth to be less than US $74,000,000 as of March 31, 2000 and June 30, 2000.

(b) <u>Consolidated Fixed Charge Ratio</u>. Permit as of the last day of the respective periods set forth below the Consolidated Fixed Charge Ratio to be less than that ratio set forth opposite each such period:

		Consolidated Fixed Charge Ratio Must Not Be
Period		Less Than
Each Four-Quarter Period ending on March 31, 2000 and June 30, 2000		1.35 to 1.00

(c)   <u>Consolidated Total Debt to Consolidated EBITDA</u>. Permit at any time during the respective periods set forth below the ratio of Consolidated Total Debt (at such time) to Consolidated EBITDA (as of the most recently ended Four-Quarter Period at or prior to such time) to be greater than that ratio set forth opposite each such period:

	Consolidated Total Debt/Consolidated EBITDA
Period	Ratio Must Not Exceed
The Four-Quarter Period ending on March 31, 2000	5.37 to 1.0
The Four-Quarter Period ending on June 30, 2000	5.14 to 1.0

(d)   <u>Adjusted Consolidated Total Debt to Consolidated EBITDA</u>. Permit at any time during the respective periods set forth below the ratio of Adjusted Consolidated Total Debt (at such time) to Consolidated EBITDA (as of the most recently ended Four-Quarter Period at or prior to such time) to be greater than that ratio set forth opposite each such period:

	Adjusted Consolidated Total Debt/ Consolidated EBITDA
Period	Ratio Must Not Exceed
The Four-Quarter Period ending on March 31, 2000	5.98 to 1.0
The Four-Quarter Period ending on June 30, 2000	5.72 to 1.0

(e)   <u>Adjusted Consolidated Total Debt to Consolidated Total Capitalization</u>. Permit at any date set forth below the ratio of Adjusted Consolidated Total Debt (at such date) to Consolidated Total Capitalization (at such date) to be greater than that ratio set forth opposite each such period:

	Adjusted Consolidated Total Debt/Consolidated Total Capitalization
Period	Ratio Must Not Exceed
The last day of the Four-Quarter Period	

ending on March 31, 2000 .765 to 1.00

The last day of the Four-Quarter Period
ending on June 30, 2000 .765 to 1.00

(f)   All determinations made of the financial covenants in subsections (a) through (e) above shall be done giving effect to the Marino Transaction as of June 30, 1999 and the Atlas Acquisition as of September 30, 1999.

3.   Consent to AIP Change of Control. The Required Lenders and the Agents hereby consent to the AIP Change of Control and waive any Event of Default that would occur under Section 11.13(a) of the Credit Agreement as a result thereof, subject to review of all documentation evidencing or governing the AIP Change of Control by the Agents and their counsel and satisfaction thereby with the terms thereof and the consistency of such terms with information regarding the AIP Change of Control as previously disclosed by the Borrowers to the Lenders prior to the date of this Agreement.   This waiver is granted only for the AIP Change of Control and is not intended to, and does not, create a course of dealing or otherwise impair the future ability of the Agents or the Lenders to declare a Default or Event of Default for any other Change of Control or for any other reason or otherwise enforce the terms of the Credit Agreement and the other Loan Documents.

4.   Conditional Consent to the Reorganization. The Required Lenders and the Agent hereby consent to the Reorganization, subject to:

   (a) review of all documentation evidencing or governing the Reorganization by the Agents and their counsel and satisfaction thereby with the terms thereof and the consistency of such terms with information regarding the Reorganization as previously disclosed by the Borrowers to the Lenders prior to the date of this Agreement,

        (b) satisfaction of the conditions precedent to such consent being effective that: (i) AIPCO and AIP/CGI, as successor to Consoltex by amalgamation, become Borrowers under the Credit Agreement; (ii) AIPCO and AIP/CGI execute and deliver to the Agents and the Lenders concurrently with or prior to the effectiveness of the Reorganization all new and replacement Notes, and amendments to the various Loan Documents, including without limitation the Guaranty Agreement, the Security Agreements, the IP Assignment and the Pledge Agreements, together with such other Borrowers and Guarantors' party thereto, as necessary or desirable by the Agents or the Required Lenders to reflect accurately the Reorganization, the Lenders' continued security interest of equal priority in the Collateral and the addition of AIPCO and AIP/CGI as Borrowers under the Facilities, and (iii) AIPCO and AIP/CGI, together with such other Borrowers and Guarantors', as necessary, execute and deliver all other documents in connection thereto as reasonably requested by the Agents.

5   Consent of Guarantors. Each of the Guarantors has joined in the execution of this Amendment solely for the purposes of consenting hereto and for the further purpose of confirming its guaranty of the Obligations of the Borrowers pursuant to the Guaranty Agreement to which such Guarantor is party, and each such Guarantor, together with each Borrower in its capacity as a Guarantor under the Initial Guaranty, does hereby so consent hereto and confirm such guaranty.

6   Representations and Warranties. In order to induce the Agents and the Lenders to enter into this Agreement, the Borrowers and the Guarantors represent and warrant to the Agents and the Lenders as follows:

        (a)   The representations and warranties made by each Borrower or Guarantor in Article IX of the Credit Agreement and in each of the other Loan Documents to which it is a party are true and correct in all material respects on and as of the date hereof, except to the extent that such representations and warranties expressly relate to an earlier date;

(b)   There has been no material adverse change in the condition, financial or otherwise, of the Borrowers and their Subsidiaries, taken as a whole, since the date of the most recent financial reports of the Borrowers received by each Agent and the Lenders under Section 10.1 of the Credit Agreement, including without limitation, giving effect to the AIP Change of Control; and

(c)   No Default or Event of Default has occurred and is continuing and no Acceleration Event has occurred.

7   Entire Agreement. This Agreement, together with all the Loan Documents (collectively, the "Relevant Documents"), sets forth the entire understanding and agreement of the parties hereto in relation to the subject matter hereof and supersedes any prior negotiations and agreements among the parties relative to such subject matter. No promise, condition, representation or warranty, express or implied, not herein set forth shall bind any party hereto, and not one of them has relied on any such promise, condition, representation or warranty. Each of the parties hereto acknowledges that, except as otherwise expressly stated in the Relevant Documents, no representations, warranties or commitments, express or implied, have been made by any party to the other. None of the terms or conditions of this Agreement may be changed, modified, waived or canceled orally or otherwise, except as permitted pursuant to Section 14.6 of the Credit Agreement.

8   Full Force and Effect of Agreement. Except as hereby specifically amended, modified or supplemented, the Credit Agreement and all other Loan Documents are hereby confirmed and ratified in all respects by each party hereto and shall be and remain in full force and effect according to their respective terms. Each Guarantor hereby acknowledges and agrees to the amendments of the Credit Agreement set forth herein and hereby confirms and ratifies in all respects the Guaranty Agreement to which such Guarantor is a party and enforceability of such Guaranty Agreement against such Guarantor in accordance with its terms.

9.   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

10.   Governing Law. This Agreement shall in all respects be governed by, and construed in accordance with, the laws of the state of New York.

11.   Enforceability. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable as to one or more of the parties hereto, all other provisions nevertheless shall remain effective and binding on the parties hereto.

12.   References. All references in any of the Loan Documents to the "Credit Agreement" shall mean the Credit Agreement, as amended hereby. All references in any of the Loan Documents to "Consoltex Group" shall be amended hereby to refer to "Consoltex."

13.   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of each of the Borrowers, the Guarantors, the Lenders, the Agents, the U.S. Collateral Agent and their respective successors, assigns and legal representatives; provided, however, that the Borrowers and the Guarantors, without the prior consent of the Agents, may not assign any rights, powers, duties or obligations hereunder.

14.   Expenses. Borrowers agree to pay to the Agents and the Lenders all reasonable out-of-pocket expenses incurred or arising in connection with the negotiation and preparation of this Agreement.

15.   Conditions Precedent. The effectiveness of this Agreement is subject to the receipt by the Agents of the following, in form and substance satisfactory to them:

(i)   executed originals of this Agreement;

(ii)   payment by the Borrowers in immediately available funds of an amendment fee to each Lender consenting to this Agreement equal in amount to 1/8% of such Lender's Commitment under each Facility; and

(iii)   copies of all additional agreements, instruments and documents which the Lenders may reasonably request, such documents, when appropriate, to be certified by appropriate governmental authorities.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be made, executed and delivered by their duly authorized officers as of the day and year first above written.

<u>**BORROWERS**</u>**:**

CONSOLTEX INC., as Borrower and Guarantor

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

CONSOLTEX (USA) INC., as Borrower and
      Guarantor

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

THE BALSON-HERCULES GROUP LTD., as
      Borrower and Guarantor

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

LINQ INDUSTRIAL FABRICS, INC., as
    Borrower and Guarantor

By: _____

Name: _____

Title: _____

By: _____

Name: _____

Title: _____

CONSOLTEX MEXICO, S.A. de C.V., as
    Borrower and Guarantor

By: _____

Name: _____

Title: _____

By: _____

Name: _____

Title: _____

NATIONAL BANK OF CANADA,
      as Canadian Agent

By: _____

Name: _____

Title: _____

BANK OF AMERICA, N.A.,
      as US Agent and U.S. Collateral Agent

By: _____

Name: _____

Title: _____

LENDERS:

NATIONAL BANK OF CANADA

By: _____

Name: _____

Title: _____

BANK OF AMERICA, N.A.

By: _____

Name: _____

Title: _____

NATIONAL BANK OF CANADA, U.S. DIVISION

By:_____
Name:_____
Title:_____

THE BANK OF NOVA SCOTIA

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

THE BANK OF NOVA SCOTIA

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

FLEET BUSINESS CREDIT CORPORATION
(successor to Sanwa Business Credit Corp. and BankBoston, N.A.)

By:_____
Name:_____
Title:_____

GUARANTORS:

RAFYTEK, S.A. de C.V., as Guarantor

By:_____

Name:_____

Title:_____

RAFYTICA, S.A., as Guarantor

By:_____

Name:_____

Title:_____

VERA PAK, S.A. de C.V., as Guarantor

By:_____

Name:_____

Title:_____

MARINO TECHNOLOGIES INC., as Guarantor

By:_____

Name:_____

Title:_____

ROYALTON MEXICANA, S.A. DE C.V., as   Guarantor

By:_____

Name:_____

Title:_____

VEST COMPANY VESTCO, S.A. DE C.V., as   Guarantor

By:_____

Name:_____

Title:_____

MARINO TECHNOLOGIES DE MEXICO, S.A. DE C.V., as Guarantor

By:_____

Name:_____

Title:_____

September 9, 1999

Consoltex Group Inc.
8555 route Transcanadienne
Saint-Laurent, Quebec
H4S 1Z6
Canada

Attention: Richard H. Willett, Chairman of the Board,
               President and Chief Executive Officer

Dear Sirs:

This letter agreement, including all schedules hereto, (the "Agreement") sets out the terms and conditions upon which AIP/CGI NB Acquisition Corp., a corporation incorporated under the laws of New Brunswick (the "Offeror"), will make an offer (the "Offer"), on substantially the terms and conditions summarized in Schedule A forming part of this Agreement, to purchase all of the issued and outstanding subordinate voting shares (including any subordinate voting shares which may become outstanding pursuant to the exercise of outstanding options to acquire subordinate voting shares) (the "SV Shares") of Consoltex Group Inc. (the "Company"). The term "Offer" shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including, without limitation, removing or waiving any condition or extending the date by which SV Shares may be deposited. The Offeror has, concurrently with the execution of this Agreement, entered into a lock-up agreement with Clairvest Group Inc. ("CGI"), a holder of the SV Shares (the "Lock-Up Agreement"), a shareholders agreement with the Company, Les Gantiers Holding B.V., the sole holder of the multiple voting shares (the "MV Shares") of the Company, Les Gantiers Limited and The Big Sky Trust (the "Stockholders Agreement"), a loan purchase agreement with Les Gantiers Holding B.V., Les Gantiers Limited, Richard Willett, the Company and CGI (the "Loan Purchase Agreement"), a guaranty of American Industrial Partners Capital Fund II L.P. in favour of the Company and an option agreement with the Company pursuant to which the Offeror has been granted the option to purchase SV Shares (the "Option Agreement"). This Agreement also sets out the terms and conditions of the agreement by the Company, among other things, to recommend that the holders of the SV Shares accept the Offer and not to solicit expressions of interest for, or assist or encourage competing offers for, the SV Shares or the MV Shares.

All references to dollar amounts in this Agreement are to Canadian dollars, unless otherwise stated. The definitions for the capitalized terms used and not otherwise defined in the body of this Agreement are set out in Schedule B hereto.

1.   **Covenants of the Offeror.** Upon execution of this Agreement, the Offeror will:

(a)   as soon as practicable, and in any event not later than September 24, 1999, make a take-over bid (the date of such bid, the "Proposed Offer Date") to purchase 100% of the SV Shares issued and outstanding as of such date, on substantially the terms and conditions summarized in Schedule A forming part of this Agreement;

(b)   subject to the satisfaction of the terms and conditions of the Offer, take-up and pay for SV Shares tendered under the Offer in accordance with Canadian securities laws and United States securities laws, if applicable; and

(c)   upon the last take-up and payment of SV Shares under the Offer, proceed expeditiously with a compulsory acquisition transaction whereby holders of SV Shares will receive cash consideration per Share at least equal to the consideration payable pursuant to the Offer.

The Offeror will mail the Offer and accompanying take-over bid circular (such circular, together with the Offer, being referred to herein as the "Bid Circular") in accordance with applicable laws to each holder of SV Shares (a "Shareholder") as soon as reasonably practicable and not later than 11:59 p.m. (Toronto time) on September 24, 1999 (such time on such date being referred to herein as the "Latest Mailing Time"); provided, however, that if the mailing of the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit it to mail the Offer then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Latest Mailing Time shall be extended for a period ending on the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable, provided however that if such event has not occurred by November 30, 1999 this Agreement will terminate.

The Company and its financial and legal advisors shall be given a reasonable opportunity to review the Bid Circular prior to it being mailed to holders of record of SV Shares and filed with applicable securities regulatory authorities. The Offeror shall provide each registered holder of SV Shares and the company with a final copy of the Bid Circular to be mailed to all registered holders of SV Shares. The Offeror shall file the Bid Circular on a timely basis with the appropriate securities commissions and other required Government Entities. The Bid Circular, when filed with the appropriate securities commissions and other required Governmental Entities, shall contain all information which is required to be included therein in accordance with applicable Laws, including, without limitation, the CBCA and the Securities Act (and all rules, regulations, published policies and notices thereunder) and shall comply in all material respects with the requirements of applicable Law. The Bid Circular and all information to be supplied by the Offeror for inclusion in the Director's Circular (as defined in section 3) and any amendments or supplements thereto, at the time filed with applicable securities regulatory authorities or first published, sent or given to Shareholders, as the case may be, shall not contain any misrepresentation (as defined in the Securities Act) or contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of circumstances under which they were made, not misleading. The Offeror shall comply with all Laws of the Province of Quebec relating to the use of the French language in connection with the Bid Circular to be delivered to the registered holders of SV Shares. The terms of the Offer as set out in the Bid Circular shall comply with the terms of this Agreement. The Offeror agrees to correct promptly any information in the Bid Circular that shall have become false or misleading in any material respect.

The Offer will be made in accordance with applicable Laws and shall be open for acceptance for an initial period of 21 calendar days. The Offer shall not expire or be withdrawn and shall be extended for successive 10 day periods until the earlier of (i) 75 days after the date of the Offer, and (ii) the date which is 10 days after the Offeror has publicly announced that the conditions set out in sections 3(b), (c) and (l) of Schedule A have been satisfied or waived, and may be extended from time to time at the option of the Offeror as permitted in Schedule A. The final date of expiry of the Offer in accordance with the foregoing is herein referred to as the "Expiry Time". Subject to the terms and conditions hereof, the Offeror shall use all reasonable efforts to consummate the Offer including (i) making timely filings to satisfy the conditions set out in sections 3(b) and (c) of Schedule A hereto, and (ii) retaining a Canadian dealer manager to solicit tenders to the Offer. Any and all filing fees required to be paid in connection with the premerger notification pursuant to the HSR Act shall be borne and paid by the Company.

The Offeror will permit any Shareholder to deposit SV Shares through the deposit (the "Holdco Alternative") of all of the issued and outstanding shares (the "Holdco Shares") of any single-purpose holding company, constituted or continued under the laws of Canada or any province of Canada on or after 1992, which has not carried on any activity or business of any nature whatsoever (other than the acquisition and holding of SV Shares) which is a resident of Canada for purposes of the *Income Tax Act* (Canada), which holds SV Shares as capital property and which has no liabilities (a "Special Holdco"), provided that all of the following terms and conditions are satisfied:

(a) The Shareholder provides the Offeror with a certified copy of the Special Holdco's articles or constating documents;

(b) The Shareholder advises the Offeror in writing, with a copy to the depository under the Offer, on or before 5:00 p.m. not later than 10 Business Days after the date of the Offer, that it wishes to take advantage of the Holdco Alternative;

(c) The Shareholder properly completes and duly signs the letter of transmittal (in a form to be provided by the Offeror) in respect of its Holdco Shares and deposits the letter of transmittal together with the certificates representing the Holdco Shares and the SV Shares held by the Special Holdco, with the depository prior to the Expiry Time;

(d) The Shareholder enters into a Share Purchase Agreement (a "Share Purchase Agreement") with the Offeror in the form attached hereto as Schedule D not later than 10 Business Days after the date of the Offer;

(e)   The Special Holdco will not declare or pay any dividends other than stock dividends or make any other redemptions or distributions other than stock dividends;

(f)   Where the Shareholder is a non-resident of Canada for purposes of the *Income Tax Act* (Canada), the Shareholder provides to the Offeror:

    (i)   evidence sufficient that the Special Holdco has withheld and remitted, on a timely basis, the amount required to be withheld and remitted pursuant to Part XIII of the *Income Tax Act* (Canada) prior to the acquisition of the Holdco Shares by the Offeror; and

    (ii)   a certificate under section 116 of the *Income Tax Act* (Canada) (and, where applicable, the equivalent certificate under section 1098 of the *Taxation Act* (Quebec)) in form and substance satisfactory to the Offeror; and

(f)   Where there is more than one Shareholder in a Special Holdco, all such Shareholders shall elect to avail themselves of the Holdco Alternative with respect to all their Holdco Shares;

2.   **Conditions Precedent to the Obligations of the Offeror**. Notwithstanding the foregoing, the obligations of the Offeror to make the Offer shall be subject to the satisfaction, on the Proposed Offer Date, of each of the following conditions precedent:

    (i)   each of the conditions set forth in paragraphs (d) through (k) of section 3 of Schedule A hereto shall have been satisfied; and

    (ii)   the Offeror shall have received a certificate of the Company addressed to the Offeror and dated the Proposed Offer Date, signed on behalf of the Company by two senior executive officers of the Company, confirming the condition set forth in paragraph (e) of section 3 of Schedule A hereto as at the Proposed Offer Date.

The foregoing conditions precedent are for the sole benefit of the Offeror and may be waived by the Offeror in whole or in part at any time or from time to time.

3.   **Directors' Circular**. The Company hereby approves of and consents to the Offer and to the inclusion in the Bid Circular of reference to the determinations, approvals and recommendations of the Company's board of directors (the "Board") and of Salomon Smith Barney Canada Inc. referred to in sections 6(cc) and (dd) hereof. The Company agrees to prepare and file in accordance with all applicable Laws and make available for mailing, concurrently and together with the Bid Circular, sufficient copies of a directors' circular meeting the requirements of Canadian securities laws, in both the English and French languages as circumstances may require, and a Schedule 14D-1F meeting the requirements of U.S. securities laws relating to the Offer (collectively, the "Directors' Circular"). Prior to the final approval of the Directors' Circular by the Board, the Company shall provide the Offeror with a reasonable opportunity to review and comment on the form of the Directors' Circular, the Offeror recognizing that whether any such comments are appropriate will be determined by the Board, acting reasonably. The Company agrees to provide the Offeror and its counsel in writing with any comments that the Company receives from the applicable securities regulatory authorities in Canada or the U.S. on the Directors' Circular or in connection with the Offer. The Directors' Circular and all information supplied by the Company for inclusion in the Bid Circular and any amendments or supplements thereto, at the time filed with applicable securities regulatory authorities or first published, sent or given to Shareholders, as the case may be, shall not contain any misrepresentation (as defined in the Securities Act) or contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

4.   **Mutual Covenants**. Each of the parties covenants and agrees that, except as contemplated in this Agreement, between the date hereof and the Expiry Time or the day on which this Agreement is terminated, whichever is earlier:

(a)   it shall use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or, in the case of the Company, its subsidiaries, with respect to the transactions contemplated by this Agreement;

(b)   it shall use its reasonable best efforts, and, in the case of the Company, shall cause its subsidiaries to use their reasonable best efforts, to perform all obligations required or desirable to be performed by it or, in the case of the Company, any of its subsidiaries under this Agreement, it shall not take any action or shall refrain from taking any action that would be inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the transactions contemplated in this Agreement, and it shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it shall and where appropriate, in the case of the Company, cause its subsidiaries to:

(i)   apply for and use reasonable efforts to obtain all Appropriate Regulatory Approvals relating to it or, in the case of the Company, any of its subsidiaries;

(ii)   defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(iii)   use reasonable commercial efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(iv)   effect all necessary registrations, filings and submissions of information required by Governmental Entities from the parties or any of their subsidiaries;

(v)   cooperate with the other parties to this Agreement in connection with the performance by them of their obligations hereunder;

(vi)   subject to applicable Laws, make and cooperate in the making of all filings and applications and submissions of information under all Laws which are applicable in connection with the transactions contemplated herein and take all reasonable actions in connection therewith, including without limitation, in connection with the Appropriate Regulatory Approvals and by participating and appearing in any proceedings of either party before Governmental Entities, and use reasonable best efforts to coordinate the parties' discussions with and responses to all Governmental Entities where both parties are seeking to obtain material approvals or make material filings; and

(c)   it shall have performed and satisfied, in all material respects, all covenants and agreements required by this Agreement to be performed or satisfied by it prior to the Expiry Time.

5.   **Covenants of the Company**. The Company hereby covenants that from the date hereof, until the earlier of: (i) the Offeror having taken up and paid for SV Shares deposited under the Offer or withdrawn the Offer; or (ii) this Agreement having been terminated pursuant to section 14 hereof:

(a)   it shall and shall cause each of its subsidiaries to, conduct its and their respective businesses only in, and not take any action except in, the ordinary and usual course of business, consistent with past practice;

(b)   it shall not, without the prior written consent of the Offeror (which consent shall not be unreasonably withheld), directly or indirectly, do or permit to occur any of the following:

(i)   allot, reserve, set aside or issue, authorize or propose the allotment, reservation, setting aside or issuance of any shares in its capital stock or of any subsidiary thereof or any class or securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except pursuant to the exercise (but not the granting) of stock options or currently outstanding rights under existing compensation-related share issuance plans other than pursuant to the Option Agreement;

(ii)   amend or propose to amend its articles or by-laws;

(iii)   fail to pay any fee to maintain the registrations of the Intellectual Property of the Company or any of its subsidiaries;

(iv)   split, combine or reclassify any outstanding shares or declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding shares;

(v)   redeem, purchase or offer to purchase any of its shares or any shares or other securities convertible into or exchangeable for SV Shares or MV Shares, unless otherwise permitted or required by the terms of such securities;

(vi)   authorize or propose, or enter into any agreement, arrangement or understanding (or permit any subsidiary to do so) with respect to (A) any acquisition of businesses, assets or securities the value of the consideration for which (including assumed debt or other obligations) would exceed $2,500,000 individually (including in a series of related transactions), or (B) any disposition of businesses, assets or securities the value of the consideration for which (including assumed debt or other obligations) would exceed $2,500,000 individually (including in a series of related transactions);

(vii) except in the ordinary course of business, grant any license to or otherwise transfer or encumber any interest in the Intellectual Property of the Company or any of its subsidiaries;

(viii) make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its subsidiaries, surrender any right to claim a refund of Taxes, or take any similar action relating to the filing of any Tax Return or the payment of any Tax, if such action would have a Material Adverse Effect on the Tax liability of the Company or any of its subsidiaries for any period ending after the Proposed Offer Date;

(ix) enter into any amendments, extensions or renewals with respect to any material Lease nor enter into any new material Lease or other material agreement for the use or occupancy of real property; or

(x) otherwise engage in any practice, take any action or enter into any transaction of the sort described in section 6 (h);

(c) it shall:

(i) use its reasonable best efforts and cause each of its subsidiaries to use its reasonable best efforts to preserve intact their respective present business organizations, Intellectual Property and goodwill, to keep available the services of their present officers and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business dealings with it or its subsidiaries;

(ii) promptly upon any of the Executive Officers having knowledge advise the Offeror orally and, if then requested, in writing of any change, effect, event or occurrence which has a Material Adverse Effect, or any change, effect, event or occurrence which would reasonably be expected to have a Material Adverse Effect, in respect of its or any of its subsidiaries' businesses and of any material Governmental Entity's or third party's complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(iii) promptly deliver to the Offeror interim unaudited monthly and quarterly financial statements prepared in the ordinary course of business;

(iv) provide written notice to the Offeror of any change in accounting methods or practices used by the Company or its subsidiaries; and

(v) have performed or satisfied, in all material respects, all covenants and agreements required by this Agreement to be performed or satisfied by it prior to the Proposed Offer Date;

(d) it shall not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated in this Agreement prior to the Effective Date without the prior written consent, which consent shall not be unreasonably withheld, of the Offeror;

(e) it shall continue to provide the Offeror and its Representatives with information as reasonably requested by them from time to time concerning its business, assets, liabilities and affairs and its subsidiaries subject to and in accordance with this Agreement, and with access (on a basis that does not detract unreasonably from normal business operations) to all premises, properties, personnel, books, records, contracts and documents of or pertaining to the Company and its subsidiaries, to the management and employees of the Company and to the management and employees of the Company's subsidiaries;

(f) neither it nor any of its subsidiaries will enter into, amend or terminate any employment agreement, collective bargaining agreement, consulting services agreement, non-competition agreement, severance agreement or arrangement with respect to the termination of employment or any arrangement with respect to the increase of compensation or fringe benefits, with any of its directors, officers or CGI or any of its affiliates;

(g)   neither it nor any of its subsidiaries shall authorize, commit or propose or agree to take any action which could reasonably be expected to make any of the representations or warranties of the Company contained in this Agreement materially untrue or materially incorrect, or which could reasonably be expected to result in any of the conditions of the Offer (as set forth in section 3 of Schedule A hereto) not being satisfied;

(h)   prior to the Expiry Time, use all reasonable efforts (including obtaining applicable regulatory or Shareholder approvals) to amend the Company stock option plan, if necessary, to accelerate the vesting of any unvested Company Options so that such unvested Company Options may be exercised prior to the Expiry Time;

(i)   use all reasonable efforts to cause each holder of Company Options to exercise their respective Company Options prior to the Expiry Time;

(j)   it and its affiliates, officers and employees will take no action that, together with the transactions contemplated by this Agreement, would give rise to any right of termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available;

(k)   it shall provide lists of holders of SV Shares of the Company and a list of holders of stock options and any other rights, warrants or convertible or exchangeable securities currently outstanding (with full particulars as to the number held, date of purchase, grant or acquisition, exercise or conversion price, vesting and expiry date) prepared by the Company or the transfer agent of the Company (as well as security position listing from each depository, including without limitation The Canadian Depository for Securities Limited) and deliver such lists to the Offeror within two (2) business days after execution of this Agreement and obtain and deliver to the Offeror thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be both in printed form and if available in computer-readable format. The Company shall, if requested by the Offeror, in connection with the Offer, permit its registrar and transfer agent to act as the Offeror's depository under the Offer. The Company shall otherwise co-operate in good faith with the Offeror to facilitate the mailing of the Offer;

(l)   it and its subsidiaries shall participate and co-operate in all reasonable respects with the Offeror and shall use their respective reasonable best efforts to take all appropriate action or to do or cause to be done all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including to diligently make all required regulatory filings and applications (including, without limitation, filings and applications under the HSR Act, if necessary) and to obtain all licenses, permits, consents, approvals, authorizations, qualification and orders of Governmental Entities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Offer. The Company will participate and cooperate in all reasonable respects with the Offeror in the preparation and filing of the Bid Circular and the Schedule 14D-1F relating thereto;

(m)   it agrees to use its reasonable best efforts to cooperate with the Offeror in structuring a transaction or carrying out any necessary reorganization immediately prior to the completion of the Offer that is beneficial to the Offeror and not detrimental to the Shareholders, provided such transaction or reorganization shall not delay the completion of the Offer and provided that the Offeror shall have first agreed in writing with the Company and have publicly announced that all conditions to the Offer have been satisfied or waived;

(n)   upon the take-up and payment for SV Shares by the Offeror pursuant to the Offer, and provided the Offeror thereby acquires at least 90% of the outstanding SV Shares, it shall use its reasonable best efforts to assist the Offeror in acquiring pursuant to a compulsory acquisition transaction, or other transaction proposed by the Offeror, all of the SV Shares not tendered to the Offer; and

(o)   it and its subsidiaries will consult on an ongoing basis with representatives of the Offeror to report on operational matters and as to the general status of the business, and in order that the representatives of the Offeror will become more familiar with the philosophy and techniques of the Company and its subsidiaries, as well as with their business and financial affairs, and in order to provide experience as a basis for ongoing relationships in connection with the acquisition of the Company by the Offeror.

Nothing contained in this Agreement shall give to the Offeror, directly or indirectly, rights to control or direct the Company's operations prior to the completion of the Offer. Prior to the completion of the Offer, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

6.   **Representations and Warranties of the Company.**   The Company represents and warrants to the Offeror, except as otherwise provided or disclosed in the Company Disclosure Letter, as follows:

   (a)   *Organization.*

   (i)   Each of the Company and its subsidiaries is a corporation which has been duly incorporated or formed under its jurisdiction of incorporation or formation and is validly subsisting and has full corporate or legal power and capacity to own its properties and to conduct its businesses as currently owned and conducted by it. All of the outstanding shares of capital stock and other ownership interests of the Company and each of its subsidiaries are validly issued, fully paid and non-assessable and all the shares and other ownership interests of the Company's subsidiaries are owned directly or indirectly by the Company, free and clear of all material Security Interests and there are no outstanding options, rights, entitlements, understandings or commitments (pre-emptive, contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of the Company's subsidiaries. The Company has made available to the Offeror correct and complete copies of the charters and by-laws of the Company and each of its subsidiaries. The Company has disclosed in the Company Disclosure Letter the names and jurisdictions of incorporation, and the number of authorized, issued and outstanding shares of capital stock, the holders thereof and the number of shares held by each such holder, of each of its subsidiaries and the names of the directors and officers of the Company and each of its subsidiaries as of the date hereof.

   (ii)   Other than the Material Subsidiaries, the Company does not have any subsidiaries which are material in relation to the business and financial condition of the Company on a consolidated basis. For the purposes hereof, a subsidiary and its subsidiaries shall be considered material in relation to the Company if (A) the investments in and advances to the subsidiary and its subsidiaries by the Company and its other subsidiaries exceed five percent of the total assets of the Company and its subsidiaries on a consolidated basis as at June 30, 1999, or (B) the equity of the Company and its other subsidiaries in the income from continuing operations before income taxes and extraordinary items of the subsidiary and its subsidiaries exceeds five percent of such income of the Company and its subsidiaries on a consolidated basis for the six months ended June 30, 1999.

   (iii)   The Company does not have any ownership interest in any other Person.

   (b)   *Capitalization.*   The authorized equity capital of the Company consists of (i) an unlimited number of first preferred shares, (ii) an unlimited number of second preferred shares, (iii) an unlimited number of SV Shares, and (iv) an unlimited number of MV Shares. As of the date hereof, there were 13,901,051 SV Shares and 3,140,000 MV Shares issued and outstanding and no first preferred shares or second preferred shares issued or outstanding. An aggregate of not more than 4% of the SV Shares are held of record by 5 Persons in the United States. In addition, as of the date hereof, 1,194,000 SV Shares were reserved, in the aggregate, for issuance in respect of the Company Options. The Company Disclosure Letter sets forth a list of all the Company Options granted by the Company, including the name of each option holder, the date of grant, the expiry date, the number of options granted, the exercise price and the vesting period. Other than in connection with the Option Agreement and except as described herein, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company or any of its subsidiaries to issue or sell any shares of the Company or any of its subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of the Company, any of its subsidiaries or any other Person, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Company or any of its subsidiaries. All outstanding SV Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the SV Shares on any matter. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Option Agreement. No holder of securities issued by the Company has any right to compel the Company to register or otherwise qualify such securities for public sale in Canada or the United States.

(c) *Authority and No Violation.*

 (i) The Company has the requisite corporate power and authority to enter into this Agreement, the Option Agreement and the Shareholders Agreement, and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Option Agreement and the Shareholders Agreement by the Company and the consummation of the transactions contemplated herein and therein, have been duly authorized by the Board and no other corporate proceedings on its part are necessary to authorize this Agreement, the Option Agreement or the Shareholders Agreement, or the transactions contemplated hereby or thereby, other than as contemplated by this Agreement.

 (ii) Each of this Agreement, the Option Agreement and the Shareholders Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

 (iii) The approval of this Agreement, the Option Agreement and the Shareholders Agreement by the Company, the execution and delivery by the Company of this Agreement, the Option Agreement and the Shareholders Agreement, and the performance by it of its obligations hereunder and thereunder and the completion by it of the Offer and the transactions contemplated thereby, will not:

  (A) result in a violation or breach of, require any consent to be obtained under or give rise to any material termination rights or material payment obligation under any provision of:

   (I) its certificate of incorporation, articles, by-laws or other constating documents;

   (II) subject to obtaining the Appropriate Regulatory Approvals relating to the Company, any Laws, regulation, order, judgment or decree; or

   (III) any Material Contract or material license, franchise or permit to which the Company is a party or by which the Company is bound;

  (B) individually or in the aggregate have a Material Adverse Effect on the Company, result in the imposition of any Security Interest upon any of its assets, or restrict, hinder, impair or limit the ability of the Company to carry on the business of the Company as and where it is now being carried on; or

  (C) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of the Company or any subsidiary or increase any benefits otherwise payable under the Employee Plans or result in the acceleration of time of payment or vesting of any such benefits, including the time of exercise of stock options.

No consent, approval, order or authorization of, or declaration or filing with or notice to, any Governmental Entity or other Person is required to be obtained by the Company and its subsidiaries in connection with the execution and delivery of this Agreement, the Option Agreement or the Shareholders Agreement by the Company or the consummation by the Company of the transactions contemplated hereby or thereby other than (i) the Appropriate Regulatory Approvals relating to the Company, and (ii) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which, if not obtained, would not individually or in the aggregate have a Material Adverse Effect.

(d)   *No Defaults or Acceleration.* Neither the Company nor any of its subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any Contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect. As of the date hereof, no event has occurred which would give rise to any right of termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available.

(e)   *Year 2000 Compliance.* To the knowledge of the Company, none of the Company's systems (including, without limitation, telecommunications, automation and computer related systems of the Company), assets (including those assets with embedded software) or technology (including, without limitation, all computer software (including embedded software) and hardware owned or licensed by the Company or its subsidiaries or used by any of them) has or will have any Year 2000 Error (as hereinafter defined). For the purposes hereof, "Year 2000 Error" means (a) any failure of computer hardware or software products or technology to properly record, store, process, calculate or present calendar dates in and between the twentieth and twenty-first centuries as a result of the occurrence, or use of data consisting of, such dates; (b) any failure of computer hardware or software products or technology to calculate any information dependent on or relating to dates in and between the twentieth and twenty-first centuries in the same manner, and with the same functionality, data integrity and performance, as such computer hardware or software products or technology records, stores, processes, calculates and presents calendar dates on or before the date hereof, or information dependent on or relating to such dates; or (c) any loss of functionality or performance with respect to the introduction of records or processing of date related data.

(f)   *OSC Reports.*

    (i)   The Company has furnished or made available to the Offeror true and complete copies of all forms, reports, schedules, prospectuses, statements and other documents filed by it with the OSC since January 1, 1997 and, prior to the Expiry Time, the Company will have furnished or made available to the Offeror true and complete copies of any additional documents filed with the OSC by the Company prior to the Expiry Time (such forms, reports, schedules, prospectuses, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "the Company Documents").

    (ii)   The Company Documents are all forms, reports, schedules, prospectuses, statements or other documents required to be filed by the Company with the OSC since January 1, 1997. The Company Documents, at the time filed, (i) did not contain any misrepresentation (as defined in the Securities Act) and (ii) complied in all material respects with the requirements of applicable securities Laws.

    (iii)   The Company has not filed any confidential material change report with the OSC or any other securities authority or regulator or any stock exchanges or other self-regulatory authority which at the date hereof remains confidential.

    (iv)   The Company has publicly disclosed in the Company Documents any information regarding any event, circumstance or action taken or failed to be taken by the Company or its subsidiaries which could individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

(g)   *Financial Statements.* The financial statements of the Company, including the notes thereto, included in the Company Documents (the "Company Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of applicable Governmental Entities and the OSC with respect thereto as of their respective dates, and have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements, in quarterly reports to shareholders). The Company Financial Statements and the unaudited interim monthly financial statements for the months through July, 1999 present fairly in all material respects the consolidated financial position and results of operations of the Company and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of quarterly and monthly unaudited financial statements, to normal, recurring year-end adjustments and the absence of notes thereto) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Company and its subsidiaries on a consolidated basis. The results of operations of the Company and its subsidiaries for such periods are complete and correct and are consistent with the books and records of the Company and its subsidiaries. There has been no change in the Company's accounting policies since January 1, 1997.

(h) *Absence of Certain Changes.* Except as disclosed in publicly available reports filed by the Company with the OSC prior to the date hereof or as disclosed to the Offeror through monthly financial data prior to the execution of this Agreement, since December 31, 1998 (the "the Company Balance Sheet Date"), the Company has conducted its business in the ordinary and usual course consistent with past practice and none of the following has occurred:

(i) any change in its affairs or in its business, assets, liabilities, financial condition, results of operations or prospects caused by the actions of the Company or any of its subsidiaries which could reasonably be expected to have a Material Adverse Effect;

(ii) any acquisition, sale or transfer of any material asset of the Company or any of its subsidiaries;

(iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company or any revaluation by the Company of any of its or any of its subsidiaries' assets;

(iv) any declaration, setting aside or payment of a dividend or other distribution with respect to the shares of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its shares of capital stock;

(v) any Material Contract entered into by the Company or any of its subsidiaries, other than in the ordinary course of business, or any material amendment or termination of, or default under, any Material Contract to which the Company or any of its subsidiaries is a party or by which any of them is bound;

(vi) any action taken by the Company or any of its subsidiaries causing the acceleration, termination, modification or cancellation of any agreement, contract, lease or license (or series of related agreements, contracts, leases or licenses) involving more than $2,500,000 to which the Company or any of its subsidiaries is a party or by which any of them is bound;

(vii) any action taken by the Company or any of its subsidiaries causing the imposition of any material Security Interest upon any of the assets, tangible or intangible, of the Company or its subsidiaries;

(viii) any action taken by the Company or any of its subsidiaries relating to the issuance of any note, bond or other debt security, the creation, incurring, assumption or guarantee of any indebtedness for borrowed money, or the capitalization of any lease obligation, either involving more than $2,500,000 individually or $2,500,000 in the aggregate;

(ix) any action taken by the Company or any of its subsidiaries causing the delay or postponement of the payment of accounts payable and other liabilities outside the ordinary course of business;

<table>
<tr><td>(x)</td><td>any action taken by the Company or any of its subsidiaries to cancel, compromise, waive or release any right or claim (or series of rights or claims) either involving more than $2,500,000 or outside the ordinary course of business;</td></tr>
<tr><td>(xi)</td><td>any action taken by the Company or any of its subsidiaries granting any license or sublicense of any rights under or with respect to any Intellectual Property;</td></tr>
<tr><td>(xii)</td><td>the entering into of any agreement by the Company or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (xi) (other than negotiations with the Offeror and its Representatives regarding the transactions contemplated by this Agreement); or</td></tr>
<tr><td>(xiii)</td><td>any agreement or arrangement to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made.</td></tr>
</table>

(i) *Absence of Undisclosed Liabilities.* Neither the Company nor any of its subsidiaries has any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) and, to the knowledge of the Company, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against any of them giving rise to any such material obligations or liabilities, other than:

<table>
<tr><td>(i)</td><td>those set forth or adequately provided for in the balance sheet included in the Company's audited financial statements as at and for the period ended December 31, 1998 (the "Company Balance Sheet");</td></tr>
<tr><td>(ii)</td><td>those incurred in the ordinary course of business since the Company Balance Sheet Date and consistent with past practice, none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of contract, breach of warranty, tort, infringement or violation of law; and</td></tr>
<tr><td>(iii)</td><td>those incurred in connection with the execution of this Agreement.</td></tr>
</table>

(j) *Material Contracts.* None of the Company, its subsidiaries or, to the knowledge of the Company, any of the other parties thereto, is in default or breach of, in any material respect, and neither the Company nor any of its subsidiaries has received any notice of material default or termination under, any Material Contract and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute such a material default or breach. Except for the Material Contracts disclosed in the Company Disclosure Letter, neither the Company nor any of its subsidiaries is a party to any (i) Contract which involves the payment to or by the Company or its subsidiaries of more than $2,500,000 during the remainder of the Contract, or (ii) Contract not made in the ordinary course of business or which creates liabilities or obligations which are not in the ordinary course of business. Descriptions of each of the Company's Material Contracts are set forth in the Company Disclosure Letter.

(k) *Customers and Suppliers.* The Company Disclosure Letter sets forth the names of the top 20 customers by dollar volume ("Principal Customers") and top 20 suppliers by dollar volume of the Company and its subsidiaries on a consolidated basis for the fiscal year ended on the Company Balance Sheet Date. Since the Company Balance Sheet Date, there has been no termination or cancellation of, and no material modification or material change in, the business relationship with any of the Principal Customers. As of the date hereof, the Company has no knowledge that the benefits of any relationship with any of the customers or suppliers of the Company and its subsidiaries will not continue after the Expiry Time in substantially the same manner as prior to the date hereof.

(l) *Insurance.* The Company has furnished or made available to the Offeror accurate particulars of the policies of insurance maintained by the Company and its subsidiaries as of the date hereof, including the name of the insurer, the risks insured against and the amount of coverage. All such policies are in full force and effect. None of the Company or its subsidiaries or, to the knowledge of the Company, any of the other parties thereto, is in default or breach of, whether as to the payment of premiums or otherwise, and neither the Company nor any of its subsidiaries has received any notice of material default or termination under, any such policy and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute such a material default or breach. There is no reason to believe that any of the existing insurance policies of the Company and each of its subsidiaries will not be renewed by the insurer upon the scheduled expiry of the policy or will be renewed by the insurer only on the basis that there will be a material increase in the premiums payable in respect of the policy. True and complete copies of all of the existing insurance policies of the Company and its subsidiaries have been made available to the Offeror.

(m) *Books and Records.* The books, records and accounts of the Company and each of its subsidiaries (in the case of each subsidiary, since such subsidiary was acquired by the Company or a subsidiary of the Company), in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company and its subsidiaries, and (iii) accurately and fairly reflect the basis for the Company consolidated financial statements. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit the preparation of financial statements in conformity with Canadian generally accepted accounting principles or any other criteria applicable to such statements, and (B) to maintain accountability for assets.

(n) *Litigation, Etc.* There is no claim, action, proceeding, charge, complaint, grievance or investigation pending or, to the knowledge of the Company, threatened against or relating to the Company or any of its subsidiaries affecting any of their businesses, properties, Intellectual Property, licenses or assets before any court or Governmental Entity or which could come before any arbitrator, that, if adversely determined, could reasonably be expected to have a Material Adverse Effect, or prevent or materially delay or materially hinder the consummation of the transactions contemplated by this Agreement, and the Company has no knowledge of any basis for any such claim, action, proceeding or investigation. Neither the Company nor any of its subsidiaries, nor their respective assets, properties or Intellectual Property, is subject to any outstanding judgment, order, writ, injunction, decree or settlement obligation that has had or is reasonably likely to have a Material Adverse Effect, that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of a material amount of money as a condition to or a necessity for the right or ability of the Company or any of its Material Subsidiaries, as the case may be, to conduct its or their business in any manner in which such business has been carried on prior to the date hereof, or prevent or materially delay or materially hinder the consummation of the transactions contemplated by this Agreement.

(o) *Environmental.* All operations of the Company and its subsidiaries have been conducted, and are now in compliance with, all Environmental Laws. Neither the Company nor any of its subsidiaries is subject to:

(i) any governmental or regulatory remedial or control action, proceeding, application, order or directive which relates to environmental, health or safety matters or any investigation or evaluation concerning environmental, health or safety matters; or

(ii) any demand or notice with respect to the breach of, or liability under, any Environmental Laws and the Company has no knowledge of any facts or circumstances that could reasonably be expected to result in any such action, proceeding, application, order, directive, demand, or notice to which the Company or any of its subsidiaries would be subject.

(p) *Zoning and Other Matters Relating to Real Property.*

(i) The Company Disclosure Letter lists the address and legal description of all of the Owned Real Property. The Company or one of its subsidiaries has good, marketable and indefeasible fee simple title to all of its Owned Real Property, free and clear of all Security Interests; there are no Leases or other agreements (written or oral) granting to any person the right to use or occupy such parcel or portion thereof; and there are no outstanding options, rights of first refusal to purchase such parcel or any portion thereof or interest therein.

(ii)   The Company Disclosure Letter sets forth a list of all Leases and other occupancy agreements, including all amendments, extensions and other modifications for Leased Real Property to which the Company or any of its subsidiaries is a party. The Company or one of its subsidiaries has a good and valid leasehold interest in and to all of the Leased Real Property, subject to no Security Interests. Each Lease is in full force and effect and is enforceable in accordance with its terms. There exists no default under any Lease. No party to any Lease has repudiated any term thereof, and there are no disputes, oral agreements or forbearance programs in effect with respect to the Leased Real Property. No security deposit or portion thereof deposited with respect to any Leased Real Property has been redeposited in full. Neither the Company nor any of its subsidiaries has assigned, subleased, mortgaged, deeded in trust or otherwise transferred or encumbered any Leased Real Property or any interest therein. There are no outstanding options or rights of first refusal with respect to the purchase or use of any of the Leased Real Property, any portion thereof or interest therein. Neither the Company nor any of its subsidiaries is obligated to purchase or lease any real property. The Company has made available to the Offeror true and complete copies of all the Leases.

(iii)   The buildings and other structures located on the real property owned, leased or operated by the Company or its subsidiaries (the "Company Property") and the operation and maintenance thereof, as now operated and maintained, comply in all material respects with all applicable Laws, municipal or otherwise. None of such buildings or other structures encroaches upon any land not owned or leased by the Company or its subsidiaries and there are no restrictive covenants, municipal by-laws or other Laws which in any way restrict or prohibit the use of the Company Property or such buildings or structures for the purposes for which they are presently being used.

(iv)   There are no expropriation or similar proceedings, actual or threatened, of which the Company or its subsidiaries has received notice against any of the Company Property or any part thereof.

(v)   No buildings or other structures located on the Company Property contain any friable asbestos or any other substance containing asbestos and deemed hazardous by any Environmental Laws applicable to the Company or its subsidiaries.

(q)   *No Contaminants.* To the knowledge of the Company, the Company Property has not been and is not now used as a landfill or waste disposal site, there has been no hazardous substance or contaminant deposited in or disposed of on, in, under or at, the Company Property, or at any other property or facility in connection with or as a result of operations of the Company or any of its subsidiaries and there has not been any release, spill, emission or discharge of any contaminant at or from the Company Property which would give rise to any action or claim by a third party or a Governmental Entity relating to violation of or give rise to any liability under any such Environmental Laws or other requirements.

(r)   *Tax Matters.*

(i)   The Company and each of its subsidiaries have timely filed, or caused to be filed, all Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, or caused to be paid, all Taxes that are due and payable and the Company has provided adequate accruals in accordance with Canadian generally accepted accounting principles in its most recently published financial statements for any Taxes of the Company and each of its subsidiaries for the period covered by such financial statements that have not been paid, whether or not shown as being due on any Tax Returns. The Company and each of its subsidiaries have made adequate provision in their respective books and records for any Taxes which have accrued in respect of any period subsequent to the period covered by such financial statements. Since the date of such published financial statements, no material Tax liability not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. The Company and each of its subsidiaries have withheld from all payments made by them, or otherwise collected, all material amounts in respect of Taxes required to be withheld therefrom or collected by them, and have remitted same to the applicable Governmental Entity within the required time periods. Neither the Company nor any of its subsidiaries has any liability for the Taxes of any other Person.

  (ii) Neither the Company nor any of its subsidiaries has received any notice of deficiency or proposed adjustments or any written notification that any material issues have been raised (and are currently pending) by Revenue Canada, the United States Internal Revenue Service or any other Governmental Entity, including, without limitation, any sales tax authority, and no waivers of statutes of limitations have been given or requested with respect to the Company or any subsidiary. No claim has ever been made by a taxing authority in a jurisdiction where neither the Company nor any of its subsidiaries files tax returns that the Company or any of its subsidiaries is or may be subject to taxes assessed by such jurisdiction and, to the knowledge of the Company, neither the Company nor any of its subsidiaries is liable for taxes in any jurisdiction where it has not filed a tax return. All Tax liability of the Company and its subsidiaries has been assessed for all fiscal years up to and including the fiscal year ended December 31, 1998. To the knowledge of the Company, there are no material proposed (but unassessed) additional Taxes and none has been asserted. No Tax liens have been filed other than for Taxes not yet due and payable. Neither the Company nor any of its subsidiaries is a party to or bound by (i) any tax allocation or tax sharing agreement or (ii) any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of section 280G of the United States Internal Revenue Code (or any corresponding provision of state, local or foreign tax law). Neither the Company nor any of its subsidiaries has been a member of any group filing a combined, consolidated, unitary or similar tax return.

 (s) *Non-Arms Length Transactions.*

  (i) None of the Company or its subsidiaries has any outstanding payment or payments, which is or are material individually or in the aggregate, owing from, or loan to, or has borrowed any monies from or is otherwise indebted to, any officer, director, employee or shareholder of the Company or any of its subsidiaries or any Person not dealing with it at arm's length (within the meaning of the *Income Tax Act* (Canada)) or any affiliate of any of the foregoing, except as disclosed in the Company Financial Statements and except for usual compensation paid in the ordinary course of business consistent with past practice.

  (ii) Except for Contracts made solely between the Company and its subsidiaries and except for contracts of employment, none of the Company or any of its subsidiaries is a party to any Contract with any officer, director, employee or shareholder of the Company or any of its subsidiaries or any Person not dealing with it at arm's length (within the meaning of the *Income Tax Act* (Canada)) or any affiliate of any of the foregoing.

 (t) *Employees.* The Company Disclosure Letter lists all employees employed by, and all individuals engaged on, a formal contractual basis (for greater certainty, a formal contractual basis does not include hire letters and similar correspondence between the Company, its subsidiaries and any of their employees) to provide services to the Company or any of its subsidiaries as at the date hereof (the "Employees"). For each of the Employees compensated as at September 1, 1999, the Company Disclosure Letter lists such employee's date of hire, title or classification, rate of salary, commission or bonus entitlements (if any) and any other material benefits extended, or circumstances unique, to each such employee. The Company Disclosure Letter sets out the name of each Employee who is entitled to a sales incentive or other payment from the Company in connection with the Offeror making the Offer or the other transactions contemplated in this Agreement, and the amount of such payment.

 (u) *Employee Benefit Plans.*

(i)   The Company Disclosure Letter lists all of the employee benefit, health, welfare, supplemental employment benefit, bonus, pension, supplementary executive retirement plan, profit sharing, deferred compensation, stock compensation, stock option or purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices applicable to the Employees or to former employees of the Company or any of its subsidiaries which are currently maintained or participated in by the Company or its subsidiaries and each loan to a non-officer Employee in excess of $20,000, and each loan to an officer or director of the Company (the "Employee Plans").

(ii)   All of the Employee Plans are registered where required by, and are in good standing under, all applicable Laws or other legislative, administrative or judicial promulgations applicable to the Employee Plans and there are no actions, claims, proceedings or governmental audits pending (other than routine claims for benefits) relating to the Company or any of its subsidiaries.

(iii)   All of the Employee Plans have been administered and funded in material compliance with their terms and all applicable Laws or other legislative, administrative or judicial promulgations applicable to the Employee Plans and there are no unfunded liabilities in respect of the Employee Plans and all required contributions thereunder have been made in accordance with all applicable Laws or other legislative, administrative or judicial promulgations applicable to the Employee Plans and the terms of such Employee Plans.

(iv)   No amendments to any Employee Plan have been promised and no amendments to any Employee Plan will be made or promised prior to the Expiry Time.

(v)   True and complete copies of all the Employee Plans as amended as of the date hereof and, if available, current plan summaries and employee booklets in respect thereof as are applicable to the Employees and all related documents or, where oral, written summaries of the terms thereof, have been made available to Offeror. For the purpose of the foregoing, related documents means all current plan documentation and amendments relating thereto, summary plan descriptions and summaries of material modifications, if any, all related trust agreements, funding agreements and similar agreements, the most recent annual reports filed with any Governmental Entity and the three most recent actuarial reports, if any, related thereto.

(vi)   There are no agreements or undertakings by the Company or any of its subsidiaries to provide post-retirement profit sharing, medical, health, life insurance or other benefits to Employees or any former employee of the Company or any of its subsidiaries.

(vii)   The assets of each Employee Plan which is a registered pension plan are at least equal to the liabilities, contingent or otherwise, of such plan on a plan termination basis and each such plan is fully funded on a going concern and solvency basis in accordance with its terms, applicable actuarial assumptions and applicable Laws.

(v)   *Labour Matters.*

(i)   The Company Disclosure Letter sets forth a complete list of all collective bargain agreements or other agreements or commitments with any trade union or other employee bargaining representatives (together, "collective agreements") and neither the Company nor any of its subsidiaries is in default of any of its material obligations under such collective agreements.

(ii)   There are no outstanding labour tribunal proceedings of any kind, including any proceedings which could result in certification of a trade union as bargaining agent for any Employees not already covered by a collective agreement.

(iii)   There are no union organizing or decertification activities pending, or to the knowledge of the Company, threatened involving Employees not already covered by a collective agreement. No labour representatives hold bargaining rights with respect to any Employees and no labour representatives have applied to have the Company or any of its subsidiaries declared a related employer pursuant to the *Labour Relations Act* (Ontario).

(iv)   Neither the Company nor any of its subsidiaries has any material unresolved grievances or material pending arbitration cases outstanding. Neither the Company nor any of its subsidiaries has any serious labour problems that might materially affect the value of the Company or its subsidiaries, taken as a whole, or lead to an interruption of its operations at any location.   There is no strike, dispute, slowdown, lockout, shutdown, work stoppage, unresolved material labour union grievance, unfair labour practice or successor rights or other concerted action or formal grievance existing, pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries.

(w)   *Compliance with Laws.* Each of the Company and its Material Subsidiaries (in the case of each such Material Subsidiary, since such Material Subsidiary was acquired by the Company or a subsidiary of the Company) has complied with and is not in violation of any applicable Laws, orders, judgments, settlements and decrees. Without limiting the generality of the foregoing, all securities of the Company (including, without limitation, all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will be issued in compliance with all applicable securities Laws.

(x)   *Restrictions on Business Activities.* There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Company or any of its Material Subsidiaries, any use of the Company's owned or licensed Intellectual Property, any acquisition of property by the Company or any of its Material Subsidiaries or the conduct of business by the Company or any of its Material Subsidiaries as currently conducted.

(y)   *Representations Complete.* None of the representations or warranties made by the Company herein or in the Company Disclosure Letter, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which such statements were made, not misleading.

(z)   *Intellectual Property.*

(i)   The Company Disclosure Letter contains a complete and accurate listing of all (A) registrations and applications relating to Intellectual Property that are owned by the Company or its subsidiaries (the "Owned Intellectual Property"), and (B) licensed Intellectual Property material to the Company's business (the "Licensed Intellectual Property") and for each the governing license agreements and (C) all licenses or similar agreements or its arrangements covering Intellectual Property rights to which the Company or any of its subsidiaries is a party, either as a licensee or licensor, or a third party beneficiary;

(ii)   The Company or one of its subsidiaries owns and possesses all right, title and interest in and to the Owned Intellectual Property or has a valid and enforceable right or license to use the Licensed Intellectual Property used in the Company's business as currently conducted;

(iii)   The Company or one of its subsidiaries is the owner of all of the Owned Intellectual Property, with good and marketable title thereto, free and clear of any and all liens. To the knowledge of the Company, all of the Owned Intellectual Property is duly and validly registered, where applicable;

(iv)   To the knowledge of the Company, the Owned and Licensed Intellectual Property and the conduct of the business of the Company and its subsidiaries do not infringe upon, violate or breach the Intellectual Property rights of any other Person;

(v)   There has been no unauthorized or improper use by the Company or its subsidiaries of the Owned or Licensed Intellectual Property that has affected or could reasonably be expected to affect the validity or distinctiveness thereof or rights therein;

(vi) To the knowledge of the Company, no Person is infringing or misappropriating any of the Licensed or Owned Intellectual Property;

(vii) Neither the Company nor any of its subsidiaries has received any written notice or claim challenging the Company or any of its subsidiaries respecting the validity, use or ownership of the Owned or Licensed Intellectual Property and, to the knowledge of the Company, there are no facts upon which such a challenge could be made;

(viii) The consummation of the transactions contemplated by this Agreement will not affect the availability or terms and conditions of any material software license to which the Company or any of its subsidiaries is a party;

(ix) The Company has obtained any third-party consents required relating to Owned Intellectual Property, Licensed Intellectual Property and Material Contracts; and

(x) The Owned Intellectual Property and Licensed Intellectual Property will be available for use immediately after the consummation of the transactions contemplated by this Agreement in the same manner as they were available for use by the Company and its subsidiaries immediately prior to the consummation of the transactions contemplated by this Agreement.

(aa) *Competition Act (Canada).* The aggregate value of the assets in Canada of the Company together with each of its affiliates (as such term is defined in the *Competition Act* (Canada)), determined in accordance with the *Competition Act* (Canada), does not exceed $250 million. The aggregate gross revenues from sales in, from or into Canada of the Company together with each of its affiliates (as such term is defined in the *Competition Act* (Canada)), determined in accordance with the *Competition Act* (Canada), does not exceed $250 million.

(bb) *No Broker.* Except as specifically noted in the Company Disclosure Letter and section 12(b), the Company has carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement directly and without intervention on its behalf by any other party in such manner as to give rise to any valid claim for a brokerage commission, finder's fee or other like payment.

(cc) *Recommendation of the Offer.* The Board, after consultation with its advisers and after receiving the report of the independent committee of the Board, by a resolution of Board, has unanimously (i) determined that the Offer is fair to the SV Shareholders from a financial point of view and that the transactions contemplated hereby are in the best interests of the Company and the Shareholders, (ii) approved this Agreement and the transactions contemplated hereby, and (iii) resolved to recommend that the Shareholders accept and tender their SV Shares to the Offer.

(dd) *Fairness Opinion and Valuation.* The Company has received a valuation prepared by its financial advisor, Salomon Smith Barney Canada Inc., to the effect that the fair market value of the SV Shares is in the range of $4.25 to $6.50, and an opinion of Salomon Smith Barney Canada Inc. to the effect that, in the context of the transactions contemplated by this Agreement, the Offer is fair to the Shareholders from a financial point of view. Salomon Smith Barney Canada Inc. has authorized the Company to permit references to such valuation and fairness opinion to be included in the Bid Circular.

(ee) *Support of Directors.* Each of the directors of the Company has advised the Company that he or she intends to tender his or her SV Shares to the Offer.

(ff) No event has occurred that would cause the MV Shares to convert to SV Shares.

7. **Representations and Warranties of the Offeror.** The Offeror represents and warrants to the Company as follows:

(a) *Organization.* The Offeror is, and the Offeror will be at the date of the Offer, a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation.

(b) *Authority.* The Offeror has all requisite corporate power and authority to enter into this Agreement, the Option Agreement and the Shareholders Agreement and the Offeror will have at the date of the Offer all necessary corporate power and authority to make the Offer and to carry out the transactions contemplated hereby and thereby and by the Offer. The execution and delivery of this Agreement, the Option Agreement and the Shareholders Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Offeror, and no other corporate proceedings on the part of the Offeror are necessary to authorize this Agreement, the Option Agreement and the Shareholders Agreement. Each of the Agreement, the Option Agreement and the Shareholders Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding agreement enforceable by the Company against the Offeror in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(c) *No Conflict.* Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby nor compliance with any of the provisions hereof will result in a violation of breach of, require any consent to be obtained under or give rise to any material termination rights or material payment obligations under any provision of (i) the certificate constating documents of the Offeror; (ii) subject to obtaining the Appropriate Regulatory Approvals relating to the Offeror, any Laws, regulations, order, judgment or decree; or (iii) any material contract or material license, franchise or permit to which the Offeror is a party or by which the Offeror is bound.

(d) *Financing.* The Offeror has entered into a binding agreement (the "Commitment Letter") with American Industrial Partners Capital Fund II L.P. (the "Fund") pursuant to which the Fund has agreed to provide the required funds to effect the full payment by the Offeror of the cash consideration payable pursuant to the Offer and the Offeror has provided to the Company a copy of the executed Commitment Letter.

(e) *Litigation, Etc.* There is no claim, action, proceeding or investigation pending or, to the knowledge of the Offeror, threatened against or relating to the Offeror or affecting any of its properties, licenses or assets before any court or Governmental Entity that, if adversely determined, could reasonably be expected to materially hinder or materially delay consummation of the transactions contemplated by this Agreement or the Offer, and the Offeror has no knowledge of any basis for any such claim, action, proceeding or investigation. Neither the Offeror nor any of its assets and properties is subject to any outstanding judgment, order, writ, injunction or decree that may materially hinder or materially delay consummation of the transactions contemplated by this Agreement or the Offer.

(f) *Representations Complete.* None of the representations or warranties made by the Offeror herein, when read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which such statements were made, not misleading.

(g) *Competition Act (Canada).* The aggregate value of the assets in Canada of the Offeror together with each of its affiliates (as such term is defined in the *Competition Act* (Canada)), determined in accordance with the *Competition Act* (Canada), does not exceed $50 million. The aggregate gross revenues from sales in, from or into Canada of the Offeror together with each of its affiliates (as such term is defined in the *Competition Act* (Canada)), determined in accordance with the *Competition Act* (Canada), does not exceed $50 million.

(h) *No Broker.* The Offeror has carried on all negotiations relating to this Agreement and the Offer and the transactions contemplated in this Agreement directly and without intervention on its behalf by any other party in such manner as to give rise to any valid claim for a brokerage commission, finder's fee or other like payment.

8. **Exclusivity.**

(a) The Company shall not, directly or indirectly, through any officer, director, employee, Representative, financial advisor or agent, or any of its subsidiaries, (i) solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any Acquisition Proposal or inquiries or proposals in connection therewith, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) withdraw or modify the approval of the Board of the transactions contemplated hereby in a manner adverse to the Offeror, (iv) approve or recommend any Acquisition Proposal, or (v) enter into any agreement related to any Acquisition Proposal;

provided, however, that, subject to compliance with section 9, but notwithstanding the preceding part of this section 8(a) or any other provision of this Agreement, nothing shall prevent the Board from considering, negotiating, approving, recommending to its shareholders or entering into an agreement in respect of an unsolicited bona fide written Acquisition Proposal (x) that the Board determines in good faith, after receiving (i) a written opinion from its financial advisors (a copy of which shall be provided to the Offeror) that the Acquisition Proposal would reasonably be expected to, if consummated in accordance with its terms, result in a transaction more favourable to Shareholders from a financial point of view than the transaction contemplated by this Agreement, and (ii) a written opinion of outside counsel (a copy of which shall be provided to the Offeror) to the effect that it is appropriate that the Board take such action in order to discharge properly its fiduciary duties, would reasonably be expected to, if consummated in accordance with its terms, result in a transaction more favourable to its Shareholders than the transaction contemplated by this Agreement, and (y) that is received prior to the Expiry Time (any such Acquisition Proposal being referred to herein as a "Superior Proposal").

(b) The Company shall forthwith notify the Offeror, at first orally and then in writing, of all current and future Acquisition Proposals of which its directors or senior officers are or become aware, or any amendments to the foregoing, or any request for non-public information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any of its subsidiaries by any Person. Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as the Offeror may reasonably request including the identity of the Person making such proposal, inquiry or contact.

(c) If the Company receives a request for material non-public information from a Person who proposes a bona fide Acquisition Proposal in respect of the Company (the existence and content of which have been disclosed to the Offeror), and the Board determines that such proposal would be likely to be a Superior Proposal pursuant to section 8(a) having received the advice referred to therein, then, and only in such case, the Board may, subject to the execution by such Person of a non-disclosure agreement, provide such Person with access to information regarding the Company and its subsidiaries; provided, however, that the Person making the Acquisition Proposal shall not be precluded under such non-disclosure agreement from making the Acquisition Proposal, and provided further that the Company sends a copy of any such non-disclosure agreement to the Offeror immediately upon its execution and the Offeror is provided with a list or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

(d) The Company shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors and employees and any financial advisors or other advisors or Representatives retained by it are aware of the provisions of this section 8 and, for greater certainty, the Company shall be responsible for any breach of this section 8 by its financial advisors or other advisors or Representatives.

9. **Notice of Superior Proposal Determination**

(a) The Company shall not accept, approve, recommend or enter into any agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a non-disclosure agreement as contemplated by section 8(c)) unless (i) it has provided the Offeror with a copy of the Acquisition Proposal document which the Board has determined would be a Superior Proposal, and (ii) five Business Days shall have elapsed from the later of the date the Offeror received notice of the Company's proposed determination to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal, and the date the Offeror received a copy of the Acquisition Proposal. Information provided under this section 9(a) shall constitute Information for the purposes of section 10(b).

(b) During such five Business Day period, the Company acknowledges that the Offeror shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Offer. The Board will review any offer by the Offeror to amend the terms of this Agreement and the Offer in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the Offer, as amended, upon acceptance by the Company would result in the Acquisition Proposal not being a Superior Proposal. If the Board so determines, it will enter into an amended agreement with the Offeror reflecting the amended proposal. If the Board continues to believe, in good faith and after consultation with its financial advisors and outside counsel, that the Acquisition Proposal is nonetheless a Superior Proposal and therefore rejects the amended proposal, the Company shall terminate the Agreement under section 14(b)(iii) forthwith and pay to the Offeror the compensation payable to the Offeror under section 15.

(c) The Company also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under clause (ii) of section 9(a) to initiate an additional five Business Day notice period.

10. **Access to Information**

(a) Subject to sections 10(b) to and including 10(i) and applicable Laws, upon reasonable notice, the Company shall (and shall cause each of its subsidiaries to) continue to afford the Representatives of the Offeror access, during normal business hours from the date hereof and until the earlier of the Expiry Time or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, each party shall (and shall cause each of its subsidiaries to) furnish promptly to the other party all information concerning its business, properties and personnel as such party may reasonably request, including monthly financial information.

(b) The Information will be kept strictly confidential and shall not, without the prior written consent of the Company, be disclosed by the Offeror, or by its Representatives, in any manner whatsoever, in whole or in part, and shall not be used by the Offeror or its Representatives other than in connection with the Offer. Moreover, the Offeror agrees to reveal the Information only to its Representatives who have a reasonable need to know the Information for the purposes of evaluating the Offer, who are informed by it of the confidential nature of the Information and who have agreed to act in accordance with the terms and conditions of this Agreement. Notwithstanding such agreement, the Offeror shall continue to be responsible for any breach of this Agreement by its Representatives and shall indemnify and save the Company harmless from any breach by any of its Representatives.

(c) All copies of the Information, except for that portion of the Information which consists of analyses, compilations, forecasts, studies or other documents prepared by the Offeror or its Representatives, will be returned to the Company immediately upon the termination of this Agreement. That portion of the Information which consists of analyses, compilations, forecasts, studies or other documents prepared by the Offeror or its Representatives, will be destroyed upon the Company's request and any oral Information will continue to be subject to the terms of this Agreement. Upon the request of the Company, the Offeror shall provide a certificate certifying as to the complete return and destruction of all Information in accordance with the terms of this paragraph.

(d) The Offeror acknowledges that the Information is confidential and a valuable asset of the Company and all right, title and interest in and to the Information is and at all times shall remain the exclusive property of the Company.

(e) The Offeror acknowledges that, other than as contained in this Agreement, none of the Company, its Representatives or any of its or their respective affiliates makes any express or implied representation or warranty as to the accuracy or completeness of the Information.

(f) If the Offeror or anyone to whom the Offeror transmits the Information pursuant to this Agreement becomes legally compelled to disclose any of the Information, the Offeror shall provide the Company with prompt notice so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If such protective order or other remedy is not obtained or the Company waives compliance with the provisions of this Agreement, the Offeror shall furnish only that portion of the Information which it is advised, by written opinion of counsel addressed to the Offeror and to the Company, is legally required and shall exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Information.

(g)   Without the prior written consent of the Company, until the earlier of the acquisition by the Offeror of 100% of the SV Shares pursuant to the transactions contemplated by this Agreement and December 31, 2000, neither the Offeror nor any of its affiliates shall, directly or indirectly, solicit for employment any person who is then employed or who, within the 90 day period prior to the date of such solicitation, was employed (either as an employee or a consultant) by the Company or any of its subsidiaries.

(h)   The Offeror acknowledges that disclosure of any Information may cause significant damage and harm to the Company, its affiliates, subsidiaries and shareholders and that remedies at law may be inadequate to protect against breach of this Agreement, and the Offeror hereby in advance agrees to the granting of injunctive relief in favour of the Company without proof of actual damages, in addition to any other remedy the Company may be entitled to.

(i)   The provisions of sections 10(b) to and including 10(i) and this section 9 shall survive for a period of two years after the termination of this Agreement.

(j)   Each of the Offeror and the Company shall deliver, at the closing of the transactions contemplated hereby, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

11.   **Standstill.** Until the earlier of (i) the acquisition by the Offeror of 100% of the SV Shares pursuant to the transactions contemplated by this Agreement, and (ii) the date which is the second anniversary of the day on which this Agreement is terminated, the Offeror agrees that it will not, otherwise than pursuant to this Agreement, the Offer and the transactions contemplated hereby and thereby (including, for greater certainty, those contemplated by the Option Agreement) or with the prior written approval of the Company (which approval may be given on such terms as the Company may determine):

(a)   in any manner acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, any securities or property of the Company;

(b)   propose or offer to enter into, directly or indirectly, any merger or business combination involving the Company or to purchase, directly or indirectly, a material portion of the assets of the Company;

(c)   directly or indirectly, solicit or participate or join with any Person in the solicitation of any proxies to vote, to seek to advise or to influence any Person with respect to the voting of any voting securities of the Company;

(d)   otherwise act alone or in concert with others to seek to control or to influence the management, Board or policies of the Company;

(e)   make any public or private disclosure of any consideration, intention, plan or arrangement inconsistent with any of the foregoing; or

(f)   advise, assist or encourage any of the foregoing or work in concert with others in respect of the foregoing.

For the purpose of this section 11, each reference to the Offeror or the Company shall include its affiliates and its successors.

12.   **Fees and Expenses.**

(a)   Subject to sections 1 and 15, the parties agree that all out-of-pocket expenses of the parties relating to the Offer and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

(b)   The Offeror and the Company acknowledge and agree that $1.5 million (plus applicable taxes) owing by the Company to Salomon Smith Barney Canada Inc. upon the delivery of its valuation and fairness opinion shall be paid out by the Company on or prior to the Expiry Time.

13.   **Binding Nature.** The parties acknowledge that this Agreement represents the binding and legally enforceable obligations of the parties hereto with respect of the matters covered hereby. The parties each agree to proceed in good faith to cause their respective counsel, accountants and personnel to obtain any and all necessary authorizations, regulatory approvals and consents as may be required or desirable to consummate the Offer.

14.   **Termination.**

(a) If any condition contained in section 2 is not satisfied at or before the Proposed Offer Date to the satisfaction of the Offeror, then the Offeror may by notice to the Company terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided.

(b) This Agreement may, until the Expiry Time:

    (i) be terminated by the mutual agreement of the Company and the Offeror;

    (ii) be terminated by the Company if the Offeror breaches this Agreement in any material respect;

    (iii) be terminated by the Company, provided that the Company is not then in breach or default in any material respect of any of its obligations hereunder, upon any determination by the Board at the conclusion of the process set out in sections 8 and 9 that an Acquisition Proposal constitutes a Superior Proposal, and further provided the Company has paid the compensation payable to the Offeror under section 15;

    (iv) be terminated by the Offeror if the Company breaches this Agreement in any material respect;

    (v) be terminated by the Offeror if at any time after the date hereof:

        (A) the Board shall have approved or recommended any Superior Proposal, or determined at the conclusion of the process set out in sections 8 and 9 that any Acquisition Proposal is a Superior Proposal, or resolved to take any of the foregoing actions,

        (B) the Board shall have withdrawn or modified in a manner adverse to the Offeror or shall have failed upon request by the Offeror to confirm its approval or recommendation of the Offer (other than as a direct result of and in direct response to a material breach by the Offeror of its obligations hereunder), or resolved to take any of the foregoing actions,

        (C) the Offer has been outstanding for at least 10 days after the Offeror has publicly announced that the conditions set out in sections 3(b) and (c) of Schedule A have been satisfied or waived, and upon the Expiry Time, the minimum share tender condition (as such term is defined in section 3(a) of Schedule A) is not met, or

        (D) an Acquisition Proposal is publicly announced, proposed, offered or made by a third party to the Shareholders and at the Expiry Time such Acquisition Proposal has not expired or been withdrawn and the minimum share tender condition (as defined in section 3(a) of Schedule A) has not been satisfied or waived by the Offeror,

subject to the payment by the Company of the compensation payable to the Offeror under section 15.

(c) If the Offeror has not taken up and paid for the SV Shares deposited under the Offer on or before the date that is the earliest of (i) the date by which the Offeror is required to take up and pay for SV Shares tendered to the Offer pursuant to the provisions of the *Securities Act,* (ii) 10 days after the Expiry Time and (iii) the 75th day after the date of the Offer if no Acquisition Proposal has been made or publicly announced by a third party prior to such 75th day and when the Offer is outstanding, then this Agreement shall automatically terminate, provided that the Company and the Offeror may mutually agree to extend the date for termination of the Agreement.

(d) If this Agreement is terminated in accordance with the foregoing provisions of this section 14, no party shall have any further liability to perform its obligations hereunder except as otherwise expressly contemplated hereby, and provided that, subject to section 15, neither the termination of this Agreement nor anything contained in this section 14(d) shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

15. **Offeror's Compensation.**

(a) If the Agreement is terminated pursuant to section 14(b)(iii), section 14(b)(v)(A) or section 14(b)(v)(B), provided the Offeror is not in material breach of its obligations to make the Offer in accordance with this Agreement, then the Company shall pay to the Offeror an amount equal to the Cash Compensation Amount in immediately available funds to an account designated by the

Offeror. Such cash payment shall be paid, in case of termination by the Company, prior to any such termination and in case of termination by the Offeror, forthwith following any such termination.

(b) If the Agreement is terminated pursuant to section 14(b)(v)(D), provided the Offeror is not in material breach of its obligations to make the Offer in accordance with this Agreement, then the Company shall pay forthwith to the Offeror an amount equal to the Cash Compensation Amount in immediately available funds to an account designated by the Offeror.

(c) If the Agreement is terminated pursuant to section 14(b)(v)(C), provided the Offeror is not in material breach of its obligations to make the Offer in accordance with this Agreement, then the Company shall pay to the Offeror the amount of the aggregate out-of-pocket costs and expenses of the Offeror and its affiliates in connection with the transactions contemplated by this Agreement to a maximum of $2,085,190, in immediately available funds to an account designated by the Offeror. Such payment shall be due on the first Business Day following the receipt by the Company of documentation satisfactory to it, acting reasonably, substantiating the incurrence of such costs and expenses.

(d) For greater certainty, the parties hereto agree that the compensation to be received pursuant to section 15(a) or 15(b) is the sole remedy of the party receiving such payment provided that nothing shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement (including pursuant to section 10) or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

16. **Notice and Cure Provisions**.

(a) The Offeror and the Company shall give prompt notice to the other, after obtaining knowledge of the occurrence, or failure to occur, at any time until the Expiry Time, of any event or state of facts which occurrence or failure would, or would be likely to:

(i) cause any of the representations or warranties of the other contained herein to be untrue or inaccurate in any material respect on the date made; or

(ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Expiry Time which is susceptible to being cured.

(b) Neither the Offeror nor the Company may elect not to complete the transactions contemplated hereby pursuant to the conditions contained herein including in section 3(e) of Schedule A, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the Expiry Time, the Offeror or the Company has, as the case may be, delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Offeror or the Company is, as the case may be, asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the Offeror or the Company is, as the case may be, proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the earlier of the Expiry Time and the expiration of a period of 10 days from such notice.

17. **Publication/Disclosure.** Except as may otherwise be required by law or by regulatory authorities or stock exchanges having discretion over such matters, each party hereto agrees that it will not publish, file with any securities commission or other regulatory authority, or otherwise make public or make any public disclosure with respect to this Agreement or the negotiations related to this Agreement, in each case without the prior approval of the other party not to be unreasonably withheld. If any party deems that it is required by law or such regulatory authority to make any public announcement or release concerning this Agreement, such party agrees to provide a written copy thereof to the other party in advance of any such announcement or release and to reasonably consider any suggested modifications, which will be provided by the other party in a timely manner. The parties acknowledge that the terms of this Agreement will be summarized in the Bid Circular and in the Directors' Circular.

18. **Insurance, Indemnity and Release.**

    (a)   In the event the condition set out in section 3(a) of Schedule A is satisfied or waived and the Offeror acquires SV Shares pursuant to the transactions contemplated by this Agreement, there shall be maintained in effect, for not less than six years from the Expiry Time, coverage equivalent to that in effect under the current policies of the directors' and officers' liability insurance maintained by the Company which is no less advantageous and with no gaps or lapses in coverages with respect to matters occurring prior to the Expiry Time, provided that in no event shall the Offeror be obliged to pay premiums in respect of such coverage which are in excess of 200% of the premiums paid by the Company as of the date of the Agreement.

    (b)   In the event that the condition set out in section 3(a) of Schedule A is satisfied or waived and the Offeror acquires SV Shares pursuant to the transactions contemplated by this Agreement, the Offeror shall, and shall cause the Company (or its successor) to, indemnify the directors and officers of the Company and its subsidiaries to the fullest extent to which the Offeror and the Company are permitted to indemnify such directors and officers under their respective charter, by-law, applicable law and contracts of indemnity. The Offeror agrees that all rights to indemnification or exculpation now existing in favour of the directors or officers of the Company or any subsidiary as provided in its articles of incorporation or by-laws or indemnification agreements in effect on the date hereof, copies of which have been provided to the Offeror, shall survive this Agreement and shall continue in full force and effect for a period of not less than six years from the Expiry Time and the Offeror hereby assumes, effective upon consummation of the transactions contemplated by this Agreement, all such liability with respect to any matters arising prior to the Expiry Time.

    (c)   In the event that the condition set out in section 3(a) of Schedule A is satisfied or waived and the Offeror acquires SV Shares pursuant to the transactions contemplated by this Agreement, the Offeror shall, and shall cause the Company (or its successor) to, on the one hand, and the directors of the Company on the date of this Agreement shall, on the other hand, remise, release and forever discharge each other and, in the case of the Offeror and the Company, its present and former directors, officers, agents, servants and employees (the "Releasees", which term includes their respective successors, assigns, heirs, executors, estate trustees, personal representatives and administrators) of and from all actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands whatsoever, known or unknown, suspected or unsuspected (collectively, the "claims") which the respective individual or entity ever had, now has or may hereafter have against the Releasees, or any of them, for or by reason of, or in any way arising out of any cause, matter or thing other than any claim for unlawful conduct or fraud and the obligations set out in section 18(a) and section 18(b) of this Agreement.

19.   **Notices.** Any notice required or permitted to be given hereunder shall be written, and shall be either (i) personally delivered, (ii) sent by a reputable common carrier guaranteeing next business day delivery, or (iii) sent by facsimile, to the respective addresses of the parties set forth below, or to such other place as any party hereto may by notice given as provided herein designate for receipt of notices hereunder. Any such notice shall be deemed given and effective upon receipt or refusal of receipt thereof by the primary party to whom it is to be sent.

        If to the Company:

            Consoltex Group Inc.
            8555 route Transcanadienne
            Saint-Laurent, Quebec
            Canada
            H4S 1Z6
            Attention: Richard H. Willett
            Facsimile: (514) 335-7020

With a copy to:

        Osler, Hoskin & Harcourt
        280 Park Avenue
        30W
        New York, NY 10017
        Attention: John W. Stevens
        Facsimile: (212) 867-5802

and to:

        Goodman Phillips & Vineberg
        1501 McGill College Ave.
        26th Floor
        Montreal, Quebec
        H3A 3N9
        Attention: Sidney Horn
        Facsimile: 9514) 841-6499

and to:

        Clairvest Group Inc.
        22 St. Clair Avenue East
        Suite 1700
        Toronto, Ontario
        M4T 2S3
        Attention: Heather Crawford
        Facsimile: (416) 925-5753

If to the Offeror:

        AIP/CGI Acquisition Corp.
        One Maritime Plaza, Suite 2525
        San Francisco, CA 94111
        Attention: Kim Marvin, Managing Director
        Facsimile: (415) 788-5302

With a copy to:

> Kirkland & Ellis
> 655 15th Street NW
> Washington, DC 20005
> Attention: Jack Feder
> Facsimile: (202) 879-5200

20.   **Notification of Certain Matters.** Each of the Company and the Offeror agrees to give prompt notice to the other of, and to use its reasonable best efforts to prevent or promptly remedy, (a) the occurrence or failure to occur, or the impending or threatened occurrence of failure to occur, of any event which would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate at any time from the date hereof to the date of termination of this Agreement and (b) any failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this section 20 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

21.   **Non-Survival of Representations, Warranties and Agreements.** The representations, warranties and agreements contained in this Agreement shall terminate on the Expiry Time or upon the termination of this Agreement pursuant to section 14, as the case may be, except that the agreements set forth in section 4 (further action, reasonable best efforts) and section 17 shall survive the Expiry Time indefinitely and those set forth in section 10, section 11, section 12, section 15, section 17, section 18 and section 24 shall survive termination indefinitely (in accordance with the terms of such provisions).

22.   **Knowledge.** In this Agreement, references to "to the knowledge of" means the actual knowledge of any of the Executive Officers of the Company or the Offeror, as the case may be, after reasonable inquiry, and such Executive Officers shall make such inquiry as is reasonable in the circumstances.

23.   **Principles of Interpretation.** The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a "section" or "Schedule" followed by a number and/or a letter refer to the specified section or Schedule of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders. In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

24.   **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The parties hereto irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of the interpretation and enforcement of this Agreement.

25.   **Counterparts.** This Agreement may be executed by facsimile signature, or otherwise, in two or more counterparts, all of which taken together will constitute one binding agreement.

26.   **Entire Agreement.** This Agreement constitutes and comprises the entire agreement and understanding between the Company and the Offeror with regard to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

27.   **Beneficiaries.** Except as expressly provided herein, no third party shall be entitled to enforce any provision hereof, and no third party is intended to benefit from this Agreement.

28.   **Authorship.** The parties hereto agree that the terms and language of this Agreement and all agreements contemplated hereby were the results of negotiations between the parties and, as a result, there shall be no presumption that any ambiguity in this Agreement shall be resolved against either party.

29.   **Severability.** If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in

good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

30.   **Assignment.** This Agreement shall not be assigned by operation of law or otherwise, except that the Offeror may assign all or any of its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of the Offeror, <u>provided</u> that no such assignment shall relieve the Offeror of its obligations hereunder if such assignee does not perform such obligations.

31.   **Amendment; Waiver.** This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. Any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

If the foregoing accurately expresses the Company's understanding and agreement with respect to the matters described herein, please execute this letter below and return it to us.

AIP/CGI NB ACQUISITION CORP.

By: _____

  Name:

  Title:

Accepted and Agreed as of September _____, 1999.

CONSOLTEX GROUP INC.

By: _____

  Name:

  Title:

Terms of the Offer

1.   **General Terms.** The Offer shall be made to purchase all of the SV Shares by way of a take-over bid circular prepared in compliance with the Securities Act and other applicable provincial securities laws and, if necessary, in accordance with the applicable laws of the United States. The Offer shall be made on the terms set forth in the Offer Agreement including this Schedule and upon such other terms and conditions as are required by law. Take-up and payment pursuant to the Offer shall occur simultaneously.

The Offeror shall have the right to vary the terms of the Offer to effect one or more of the following:

    (a)   increase the consideration offered for the SV Shares;

    (b)   subject to the following two paragraphs, extend the period during which SV Shares may be deposited to the Offer;

    (c)   waive any condition of the Offer or reduce the minimum deposit condition contained in paragraph 3(a) hereof; and

    (d)   comply with applicable securities laws.

Except as described in the following paragraph, the Offeror shall no later than 75 calendar days from the date of the Offer either:

    (a)   withdraw the Offer and return all SV Shares deposited thereunder; or

    (b)   waive any conditions that have not been satisfied, if any, and take up and pay for all SV Shares deposited under the Offer.

The Offer may be extended by the Offeror beyond the date which is 75 calendar days from the date the Offer (the "75th Day"), from time-to-time, in the event that the Offeror first takes up and pays for all deposited SV Shares. If there has been an Acquisition Proposal made or publicly announced by a third party on or before the 75th Day and the conditions of the Offer have not been satisfied or waived at the then current expiry date of the Offer , the Offeror may extend the Offer (without having to first take up and pay for all deposited SV Shares), from time to time, beyond the 75th Day until the earlier of: (i) the date on which all conditions under the Offer have been satisfied or waived or (ii) a date which is not later than 10 days after such Acquisition Proposal has expired or been withdrawn.

1.   **Price of the Offer.** The Offeror shall offer to pay, for each whole Share validly deposited under the Offer and not withdrawn, $5.60 in cash.

2.   **Conditions of the Offer.** The Offer shall not be subject to any conditions other than the following:

    (a)   there shall have been validly deposited and not withdrawn under the Offer as at the expiry time of the Offer such number of SV Shares (calculated on a fully diluted basis) which represents not less than 90% of the SV Shares outstanding (on a fully diluted basis) as at the expiry time of the Offer other than SV Shares held on the date of the Offer by or on behalf of the Offeror, its affiliates and associates (the "minimum share tender condition");

    (b)   all government or regulatory consents or approvals (including in Canada, the United States or elsewhere) which the Offeror, in its sole judgment, views as being necessary to enable the Offeror to acquire the Company shall have been received by the Offeror on terms and conditions satisfactory to the Offeror including the expiration or early termination of any applicable waiting periods under the *Investment Canada Act* (Canada) and the HSR Act;

    (c)   the Offeror shall have obtained such orders or exemptive relief from the appropriate governmental or regulatory authorities in each applicable jurisdiction as are necessary in connection with completing the Offer and the transactions contemplated thereby;

    (d)   there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for SV Shares deposited under the Offer, or completing any subsequent compulsory acquisition or going private transaction;

    (e)   as of the date of this Agreement, each of the representations and warranties of the Company set forth in this Agreement which are qualified by materiality shall be true and correct in all respects, each of the other representations and warranties of the Company set forth in the Offer Agreement shall be true and correct in all material respects, and, with respect to breaches of representation or warranty resulting from events occurring between the date of this Agreement and the Expiry Time, such breach(es) shall not, either individually or in the aggregate, have a Material Adverse Effect, and the Company shall have performed in all material respects any covenant or complied in all material respects with any agreement to be performed by it under this Agreement;

(f) the Offeror shall have determined in its sole judgment that (i) no act, action suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission, or by any Governmental Entity or private Person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation, policy, directive or order, whether or not having the force of law, shall have been proposed, enacted, promulgated or applied, in the case of either (i) or (ii):

  (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the SV Shares, the right of the Offeror to own SV Shares or exercise full rights of ownership of the SV Shares or the right of the Offeror to complete a compulsory acquisition transaction;

  (B) which, if the Offer were consummated, could, in the Offeror's sole judgment, be reasonably expected to have a Material Adverse Effect;

(g) there shall not have occurred any actual or threatened change (including any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that the Offeror determines, based upon written advice from its tax advisors, a copy of which has been delivered to the Company, could reasonably be expected to materially increase the effective tax cost to the Offeror of acquiring, holding or disposing of the SV Shares or making distributions or interest payments from the Company and its subsidiaries;

(h) there shall not exist or have occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed or the Offeror shall not otherwise discover, if not previously disclosed to the Offeror in writing prior to the commencement of the Offer), any condition, event, development or change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, condition (financial or otherwise), results of operations, cash flows, prospects, properties, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of or relating to the Company or any of its subsidiaries which, in the Offeror's sole judgment, could reasonably be expected to be adverse and significant to a purchaser of SV Shares;

(i) the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed by or on behalf of the Company with any securities commission or similar securities regulatory authority in any of the provinces of Canada of in the United States, including without limitation any annual information form, financial statement, material change report or management proxy circular or in any document so filed or released by the Company to the public;

(j) there shall not have occurred, developed or come into effect any occurrence of national or international consequence, or any law, regulation, action, government regulation, inquiry or other occurrences of any nature whatsoever, which seriously adversely affects, or may seriously adversely affect, the financial markets in Canada or the United States, generally which could reasonably be expected to prevent or materially impair the ability of the Company to refinance the indebtedness outstanding under the Credit Facilities and Senior Notes upon maturity on commercially reasonable terms;

(k) the Offeror shall not have the right under this Agreement, the Loan Purchase Agreement, the Stockholders Agreements or the Lock-Up Agreement to terminate any such agreement; and

(l) the Company shall have amended the Credit Facilities to extend the term of the Tranche B term loan facility and the revolving credit facility to October 31, 2000, and otherwise the Credit

Facilities shall be on substantially the terms and conditions set out in the term sheet dated September 9, 1999 executed by the Company and Bank of America, N.A. and National Bank of Canada, a copy of which has been presented to the Offeror.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror) giving rise to such assertion or may be waived by the Offeror in whole or in part at any time and from time to time, in its sole discretion and shall be exclusive of any other right which the Offeror may have under the Offer. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right, the wavier of any such right with respect to particular facts or other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an on-going right which may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning the foregoing conditions shall be final and binding upon all parties.

SCHEDULE B
Definitions

"Acquisition Proposal" means (i) any sale of material assets of the Company or any of its Material Subsidiaries, other than sales of inventory or accounts receivable or sales in the ordinary course, or any lease, long-term supply agreement or any other agreement having the same economic effect as such a sale, (ii) any amalgamation, merger, consolidation, take-over bid, reorganization, dissolution, recapitalization, business combination or similar transaction involving the Company or any of the SV Shares or the MV Shares (or rights to acquire such shares), or (iii) a sale or transfer, directly or indirectly, of any of the SV Shares or the MV Shares held by CGI or LGBV other than as provided for or permitted by the Lock-Up Agreement and the Shareholders Agreement;

"Appropriate Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity, regulatory agency or self-regulatory organisation, as set out on Schedule "C" hereto;

"Business Day" means any day on which commercial banks are open for business in New York, New York and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada applicable therein or in New York, New York under the laws of the State of New York or the federal laws of the United States of America applicable therein;

"Cash Compensation Amount" means $4,170,381;

"CBCA" means the *Canada Business Corporations Act* (Canada) as now in effect and as it may be amended from time to time prior to the Expiry Time;

"Company Balance Sheet" has the meaning ascribed thereto in section 5(i);

"Company Balance Sheet Date" has the meaning ascribed thereto in section 5(h);

"Company Disclosure Letter" means that certain letter dated the date hereof and delivered by Company to the Offeror;

"Company Documents" has the meaning ascribed thereto in section 5(f);

"Company Financial Statements" has the meaning ascribed thereto in section 5(g);

"Company Options" means the outstanding stock options providing for the issuance of 1,207,666 SV Shares upon the exercise thereof as set forth in the Company Disclosure Letter, disclosing the names of the holders, the number of SV Shares underlying each such option and the exercise price thereof;

"Company Property" has the meaning ascribed thereto in section 5(p);

"Contract" means any pending and/or executory contract, agreement, arrangement or understanding to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective assets is bound or affected;

"Credit Facilities" means the credit facilities under the credit agreement dated March 19, 1996 among, *inter alia*, the Company, National Bank of Canada and NationsBank, National Association;

"Employee" has the meaning ascribed thereto in section 5(t);

"Employee Plans" has the meaning ascribed thereto in section 5(u);

"Environmental Laws" means all applicable Laws, including applicable common laws, relating to the protection of the environment and employee and public health and safety, including any such environmental laws relating to a discharge, spill, emission or other release, whether actual or potential, of any contaminant (as defined in the *Environmental Protection Act* (Ontario)) and any other applicable legislation, regulation, guideline, policy or by-law as well as any order, directive or decision rendered by any Governmental Entity;

"Executive Officers" in the case of the Company means the individuals named for such purpose in the Company Disclosure Letter and in the case of the Offeror means Kim Marvin, Theodore Rogers and Kenneth Diekroeger;

"Expiry Time" has the meaning ascribed thereto in section 1;

"Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States);

"Information" means all information furnished under section 10(a) by the Company relating to the business, assets, corporate structure, financial position and operations of the Company, including, without limitation, all documentation, business plans, Intellectual Property, studies, records, knowledge, systems, ideas, know-how, source codes, object codes, manuals and other tangible or intangible information relating to the Company's business, products or services together with all financial information, plans, corporate records, product information, analyses, compilations, forecasts, studies or other documents prepared by the Company or its Representatives which contain or otherwise reflect such information. The term "Information" shall not include such portions of the Information which: (i) are or become generally available to the public other than as a result of a disclosure by the Offeror, one of its affiliates or their Representatives; or (ii) are received from an independent third party who had obtained such information lawfully and was under no obligation of secrecy or confidentiality; (iii) were independently developed by the Offeror or on the Offeror's behalf, or (iv) the Offeror shows was lawfully in the possession of the Offeror or one of its affiliates before the Offeror received such information from the Company;

"Intellectual Property" means industrial and intellectual property including:

(i)   all registered or unregistered trade-marks, trade names, business names, domain names, brand names, brands, designs, logos, identifying indicia and service marks, including any goodwill attached thereto and all registrations and applications relating thereto;

(ii)   all inventions, patents, patent rights, patent applications (including all reissues, divisions, continuations, continuations-in-part and extensions of any patent or patent applications), industrial designs and applications for registration of industrial designs;

(iii)   all copyrights, registrations and applications for registration of copyrights and works of authorship including all computer programs (including source codes), databases and related works; and

(iv)   all processes, data, trade secrets, designs, know-how, product information, manuals, technology, research and development reports, technical information, technical assistance, design specifications and similar materials recording or evidencing expertise or proprietary information;

"Laws" means all statutes, regulations, statutory rules, principles of law, orders, published policies and guidelines, and terms and conditions of any grant of approval, permission, authority or licence of any court, Governmental Entity, statutory body (including The Toronto Stock Exchange or the Montreal Exchange) or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"LGBV" means Les Gantiers Holding B.V., a corporation incorporated under the laws of the Netherlands;

"Leased Real Property" means all land, building, fixtures or other real property in which the Company or any of its subsidiaries holds a leasehold or subleasehold estate, or is granted a licence, concession or other right of use or occupancy.

"Leasehold Improvements" means all buildings, fixtures and other improvements located on each Leased Real Property which are owned by the Company or any of its subsidiaries, regardless of whether such buildings, fixtures or improvements are subject to reversion to the landlord or other third party upon the expiration or termination of the Lease for such Leased Real Property.

"Leases" means all leases, subleases, licences, concessions and other agreements (written or oral), together with all amendments, extensions, renewals guaranties and other agreements with respect thereto, for any Leased Real Property.

"Material Adverse Effect" means any effect that is, or would reasonably be expected to be, material and adverse to the business, assets, liabilities, financial condition, results of operations or prospects of the Company and its subsidiaries taken as a whole, or to the value of the SV Shares to the Offeror, other than any effect resulting from (i) general economic, financial or market conditions; (ii) conditions or circumstances generally affecting the industries in which the Company and its subsidiaries operate; or (iii) any event or item identified in the Company Disclosure Letter as having a Material Adverse Effect;

"Material Contract" means any Contract:

(i)   for the purchase and sale of goods or services for an aggregate cumulative purchase price in excess of $2,500,000; or

(ii)   for the purpose of analyzing, developing, purchasing or providing goods or services or for any business arrangement, asset acquisition or potential investment in excess of $2,500,000;

(iii)   for the purchase or sale of real property or any Lease of real property; or

(iv)   which is a collective bargaining agreement;

"Material Subsidiary" means each of the subsidiaries identified in the Company Disclosure Letter as a material subsidiary;

"OSC" means the Ontario Securities Commission;

"Owned Real Property" means all land, together with all buildings, fixtures and other improvements located thereon, including, without limitation, all electrical, mechanical, plumbing and other building systems (fire protection, security and surveillance systems, telecommunications, computer, wiring and cable installations, irrigation and other water distribution systems), easements and other rights and interest appurtenant thereto, owned by the Company or any of its subsidiaries;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Representatives" means all employees, directors, officers, agents, lawyers, accountants and financial advisers of a party including, but not limited to, Salomon Smith Barney Canada Inc. and CGI, in the case of the Company, and BT Alex Brown, Bank of America and Donaldson, Lufkin & Jenrette, in the case of Offeror;

"Securities Act" means the *Securities Act* (Ontario) as now in effect and as it may be amended from time to time prior to the Expiry Time;

"Security Interest" means any mortgage, pledge, lien, encumbrance, charge or other security interest, other than (i) mechanics', materialmen's and similar liens, (ii) liens for Taxes not yet due and payable, (iii) money purchase liens and liens securing rental payments under capital lease arrangements, and (iv) other liens arising out of the ordinary course of business and not incurred in connection with the borrowing of money;

"Senior Notes" means the notes governed by the indenture dated as of September 30, 1993 among, *inter alia*, the Company and First Trust National Association;

"Shareholders" means the holders of the SV Shares;

"subsidiary" has the meaning ascribed thereto in the *Securities Act* (Ontario);

"Superior Proposal" has the meaning ascribed thereto in section 7(a);

"Tax" and **"Taxes"** means, with respect to any entity, (i) all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing, and (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of being a "transferee" (within the meaning of section 6901 of the United States Internal Revenue Code or any other applicable Laws) of another entity or a member of an affiliated or combined group;

"Tax Returns" means all returns, declarations, reports, information returns and statements required to be filed with any Governmental Entity relating to Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax;

"Year 2000 Error" shall have the meaning ascribed thereto in section 5(e).

**SCHEDULE C**

Section 1.03 Appropriate Regulatory Approvals

(i)   Approval under the Investment Canada Act (Canada)

**SCHEDULE D**

**Form of Special Holdco Share Purchase Agreement**

STOCKHOLDERS AGREEMENT

dated as of September 9, 1999

among

AIP/CGI NB ACQUISITION CORP.

CONSOLTEX GROUP INC.,

LES GANTIERS HOLDING B.V.,

LES GANTIERS LIMITED,

and

THE BIG SKY TRUST

THIS STOCKHOLDERS AGREEMENT (this "*Agreement*"), is made as of September 9, 1999 among Consoltex Group Inc., a corporation subject to the laws of Canada (the "*Company*"), AIP/CGI NB Acquisition Corp., a corporation subject to the laws of New Brunswick ("*AIP*"), Les Gantiers Holding B.V., a company subject to the laws of the Netherlands ("*LGH*"), Les Gantiers Limited, a company incorporated under the laws of Jersey ("*LGL*"), and The Big Sky Trust, a trust established under the laws of the Island of Jersey (the "*Trust*").

W I T N E S S E T H :

WHEREAS, AIP and the Company are entering into a certain letter agreement of even date herewith (the "*Offer Agreement*") pursuant to which AIP will agree, subject to the conditions set forth therein, to make a tender offer for all of the outstanding Subordinate Voting Shares (the "*Tender Offer*"); and

WHEREAS, AIP requires, as a condition to its execution of the Offer Agreement that it enter into this Agreement with the Company, LGH, LGL, and the Trust, and in light of the substantial direct and indirect benefits that each expects to realize as a result of the Tender Offer, such other persons desire to enter into this Agreement with AIP.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

SECTION 1.   DEFINITIONS

1. 1.   *Defined Terms*. As used in this Agreement, terms defined in the headings and the recitals shall have their respective assigned meanings, and the following capitalized terms shall have the meanings ascribed to them below:

"*Affiliate*" means, with respect to any Person, any Person that directly or indirectly controls, is controlled by or is under common control with, such Person. For purposes of the foregoing definition, "control" shall have the meaning specified in Rule 12b-2 under the Exchange Act.

"*AIP Loan Agreement*" means the Loan Agreement to be entered into between LGH and AIP, dated as of the Closing Date.

"*Board of Directors*" means, unless the context otherwise indicates, the Board of Directors of the Company, as the same shall from time to time be constituted.

"*Capital Expenditures*" means all expenditures (consistent with past practice and established Company policy) for any capital or fixed assets or improvements, or for replacements, substitutions or additions thereto (including the principal portion of capitalized lease obligations but excluding expenditures which are fully expensed in the period incurred in accordance with GAAP consistently applied).

"*Coattail Agreement*" means the Trust Agreement made as of March 22, 1993 among LGH, Richard H. Willett, Anne Elizabeth Willett, the Company and Montreal Trust Company, as amended.

"*Clairvest Loan Agreement*" means that certain Loan Agreement among LGH, LGL, RHW and Clairvest Group Inc., dated January 13, 1997, and related security agreements, as amended.

"*Change of Control*" means (a) a "change of control" under the Credit Agreement or (b) a "change of control" under the Indenture; *provided* that for purposes of Section 4.5(e)(ii) hereof, Change of Control shall not include any event (i) resulting from Richard H. Willett's gross negligence or willful misconduct in the performance of his duties as a director or officer of the Company or any of its Subsidiaries or (ii) resulting from actions taken by LGH, LGL or the Trust in material violation of this Agreement.

"*Closing Date*" means the date the Subordinate Voting Shares are taken up and paid for pursuant to the Tender Offer.

"*Company Option*" means the option issued by the Company, granting AIP the right to purchase Subordinate Voting Shares of the Company pursuant to that certain Option Agreement of even date herewith.

"*Company Sale*" means the consummation of a transaction, whether in a single transaction or in a series of related and substantially contemporaneous transactions, with a Third Party or a group of Third Parties that are Affiliates of each other pursuant to which such party or parties (a) acquire (whether by merger, consolidation, or transfer or issuance of capital stock or otherwise) capital stock of the Company (or any surviving or resulting corporation) possessing the voting power to elect a majority of the board of directors of the Company (or such surviving or resulting corporation) or (b) acquire assets constituting all or substantially all of the assets of the Company and its Subsidiaries (as determined on a consolidated basis).

"*Credit Agreement*" means the Credit Agreement, dated March 19, 1996 among the Company, certain of its subsidiaries, National Bank of Canada and NationsBank, National Association and the other lenders thereto from time to time, as amended, restated or supplemented.

"*Default*" means (a) an event of default under the Credit Agreement, (b) an event of default under the Indenture, (c) the occurrence of a Change of Control or (d) gross negligence or willful misconduct by Richard H. Willett in the performance of his duties as a director or officer of the Company or any of its Subsidiaries which continues uncured after a period of 30 days following written notice thereof from the Company to Richard H. Willett.

"*Exchange Act*" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

"*GAAP*" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession.

"*Governmental Authority*" means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"*Guaranty Agreement*" means the Guaranty Agreement, in favor of Les Gantiers Holding, B.V., dated as of the date hereof, of American Industrial Partners Capital Fund II, L.P.

"*Indebtedness*" means, with respect to any Person, (a) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (b) any indebtedness evidenced by any note, bond, debenture or other debt instrument, (c) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than current trade payables and other current liabilities incurred in the ordinary course of business), (d) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (e) any obligations for which a Person is obligated pursuant to a guaranty, (f) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations a Person assures a creditor against loss, (g) any indebtedness secured by a Lien on a Person's assets, and (h) net obligations under hedging arrangements designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices.

"*Indenture*" means the Indenture, dated as of September 30, 1993, among the Company, certain of its subsidiaries and First Trust National Association, as Trustee.

"*Liens*" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company, any Subsidiary or any Affiliate, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code, personal property legislation in Canada or any similar statute other than to reflect ownership by a third party of property leased to the Company or any Subsidiaries under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination arrangement in favor of another Person (other than any subordination arising in the ordinary course of business).

"*Loan Purchase Agreement*" means that certain Loan Purchase Agreement among AIP, Clairvest Group Inc., certain other parties and the Company, dated as of the date hereof.

"*Management Services Agreement*" means the Management Services Agreement attached hereto as Exhibit 1 to be executed on the Closing Date.

"*Lock-up Agreement*" means the Lock-up Agreement, dated as of the date hereof, between AIP and Clairvest Group Inc.

"*Multiple Voting Shares*" means the Multiple Voting Shares in the capital of the Company.

"*Option Agreement*" means the Option Agreement, dated the date hereof, between AIP and the Company.

"*Option Commencement Date*" means the first to occur of (i) the consummation of the transactions contemplated by the Loan Purchase Agreement and the Tender Offer and (ii) a Triggering Event.

"*Option Expiry Date*" means the earliest of: (i) 5 days after Securities are taken up under, or the effective date of, an Acquisition Proposal (as defined in the Offer Agreement), (ii) the day the Offer (as defined in the Offer Agreement) expires and the conditions thereto have not been waived or satisfied or the day the Offer is withdrawn and (iii) 255 days after the date of this Agreement.

"*Option Shares*" means, prior to the Termination of the Coattail Agreement, 3,140,000 Subordinate Voting Shares issued upon the conversion of 3,140,000 Multiple Voting Shares held by LGH as of the date of this Agreement, and from and after the termination of the Coattail Agreement, means 3,140,000 Multiple Voting Shares held by LGH.

"*Organic Change*" means any recapitalization, reorganization, reclassification, consolidation, merger, statutory arrangement, sale of all or substantially all of the Company's assets or other transaction, in each case which is effected in such a way that the holders of Securities are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for such Securities.

"*Permitted Indebtedness*" means (i) outstanding and unpaid principal and interest under the Credit Agreement and the Indenture, (ii) Indebtedness arising from guarantees of the Company in respect of obligations of its Subsidiaries for the purchases of raw materials in the ordinary course of business and (iii) other Indebtedness of the Company and its Subsidiaries not exceeding an aggregate principal amount of $5 million outstanding at any time on a consolidated basis.

"*Permitted Liens*" means (a) liens securing obligations under the Credit Agreement; (b) liens on property of a Person existing at the time such Person is amalgamated, merged into or consolidated with the Company or any of its Subsidiaries; *provided* that such liens were in existence prior to the contemplation of such amalgamation, merger or consolidation; (c) liens on property existing at the time of acquisition thereof by the Company or any of its Subsidiaries; *provided* that such liens were in existence prior to the contemplation of such acquisition; (d) liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (e) liens existing on the date of this Agreement; (f) liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; *provided* that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; and (g) liens incurred in the ordinary course of business of the Company or any of its Subsidiaries with respect to obligations that do not exceed $5 million at any one time outstanding and that (i) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (ii) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or any of its Subsidiaries.

"*Person*" means any individual, corporation, partnership, trust, joint stock company, business trust, unincorporated association, joint venture, Governmental Authority or other entity of any nature whatsoever.

"*Required Holders*" means holders of Voting Securities possessing at least two-thirds (2/3) of the voting power of all Voting Securities then outstanding.

"*Securities*" means Subordinate Voting Shares, Multiple Voting Shares or other capital stock or equity securities of the Company, whether outstanding on the date hereof or hereafter issued.

"*Set-off Amount*" means C$13.4 million increasing at a rate of 10.5% per annum from the date hereof (computed on the basis of a 360-day year and the actual number of days elapsed to the Option Closing Date).

"*Stockholders*" means AIP and LGH.

"*Subsidiary*" means, with respect to any Person, any corporation, partnership, association or other business entity of which more than fifty percent (50%) of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof, or more than fifty percent (50%) of the equity interest therein, is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof.

"*Subordinate Voting Shares*" means the Subordinate Voting Shares in the capital of the Company.

"*Third Party*" means any Person other than the Company, the Stockholders the other parties to this Agreement and any trustee or beneficiary of the Trust and all such Person's Affiliates.

"*Transaction Agreements*" means the Management Services Agreement, the Company Option and the Guaranty.

"*Transfer*" means any transfer, sale, assignment, distribution, exchange, mortgage, pledge, hypothecation or other disposition of any Securities or any interest therein (including a transfer of the voting power of such Securities by proxy, voting agreement or otherwise).

"*Triggering Event*" means the date on which AIP is entitled to receive the Cash Compensation Amount (as defined in the Offer Agreement).

"*Voting Securities*" means any Securities entitled (without regard to the occurrence of any contingency) to vote in the election of directors.

1.2   *Other Definitional Provisions; Interpretation*
(a) The words "hereof", "herein", and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(b)   The headings in this Agreement are included for convenience of reference only and shall not limit or otherwise affect the meaning or interpretation of this Agreement.

(c)   The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

SECTION 2.   REPRESENTATIONS AND WARRANTIES.

Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholders that:

(a)   it is a corporation duly incorporated, organized, validly existing and in good standing under the laws of Canada, it has full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate and stockholder action;

(b)   this Agreement has been duly and validly executed and delivered by the Company and constitutes a legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general principles of equity; and

(c)   the execution, delivery and performance by the Company of this Agreement and the performance by the Company of its obligations hereunder will not, with or without the giving of notice or lapse of time, or both (i) violate any provision of law, statute, rule or regulation to which the Company is subject, (ii) violate any order, judgment or decree applicable to the Company or (iii) conflict with, or result in a breach or default under, any term or condition of the Company's articles of incorporation or by-laws or any agreement or instrument to which the Company is a party or by which it is bound.

2.2   *Representations and Warranties of the Stockholders.* Each Stockholder (as to itself only) represents and warrants to the Company and the other Stockholder that:

(a)   this Agreement has been duly and validly executed and delivered by such Stockholder and this Agreement constitutes a legal and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general principles of equity; and

(b)   the execution, delivery and performance by such Stockholder of this Agreement and the performance by such Stockholder of its obligations hereunder will not, with or without the giving of notice or lapse of time, or both (i) violate any provision of law, statute, rule or regulation to which such Stockholder is subject, (ii) violate any order, judgment or decree applicable to such Stockholder, or (iii) conflict with, or result in a breach or default under, any term or condition of any agreement or other instrument to which such Stockholder is a party or by which such Stockholder is bound.

2.3   *Representations and Warranties of LGH and LGL.*

(a)   LGH represents and warrants to AIP that:

(i)   LGH is the legal and beneficial owner of and has good title to 3,140,000 Multiple Voting Shares, free and clear of any Liens (other than Liens incurred in connection with the Loan Purchase Agreement, the Coattail Agreement and the Clairvest Loan Agreement); and

(ii)   no event has occurred prior to the date hereof (or, as a result of actions taken prior to the date hereof, is required to occur) that would, when given effect, either by itself or in conjunction with the transactions contemplated by the Offer Agreement, cause a Change of Control.

(b)   LGL represents and warrants to AIP that:

(i)   LGL is the legal and beneficial owner of all of the issued and outstanding capital stock of LGH;

(ii)   no event has occurred prior to the date hereof (or, as a result of actions taken prior to the date hereof, is required to occur) that would, when given effect, either by itself or in conjunction with the transactions contemplated by the Offer Agreement, cause a Change of Control; and

(iii)   the execution, delivery and performance by LGL of this Agreement and the performance of its obligations hereunder will not, with or without the giving of notice or lapse of time, or both (A) violate any provision of law, statute, rule or regulation to which LGL is subject, (B) violate any order, judgment or decree applicable to LGL or (C) conflict with, or result in a breach or default under, any term or condition of any agreement or other instrument to which LGL is a party or by which it is bound; and

(iv)   this Agreement has been duly and validly executed and delivered by LGL, and this Agreement constitutes a legal and binding obligation of LGL, enforceable against LGL in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general principles of equity; and

(c)   the Trust represents and warrants to AIP that:

(i)   the Trust is the legal and beneficial owner of all of the issued and outstanding capital stock of LGL;

(ii)   the "Willett Family" (as defined in section 3.3.3(a) of the Company's restated articles of incorporation (the *"Articles"*)) is the beneficial owner (as defined in section 3.3.3(b) of the Articles) of Multiple Voting Shares and Subordinate Voting Shares having attached thereto 50% or more of the votes attaching to all of the Multiple Voting Shares and Subordinate Voting Shares outstanding as of the date hereof;

(iii)   no event has occurred prior to the date hereof (or, as a result of actions taken prior to the date hereof, is required to occur) that would, when given effect, either by itself or in conjunction with the transactions contemplated by the Offer Agreement, cause a Change of Control; and

(iv)   the execution, delivery and performance by the Trust of this Agreement and the performance of its obligations hereunder will not, with or without the giving of notice or lapse of time, or both (A) violate any provision of law, statute, rule or regulation to which the Trust is subject, (B) violate any order, judgment or decree applicable to the Trust or (C) conflict with, or result in a breach or default under, any term or condition of any agreement or other instrument to which the Trust is a party or by which it is bound;

(v)   this Agreement has been duly and validly executed and delivered by the Trust, and this Agreement constitutes a legal and binding obligation of the Trust, enforceable against the Trust in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

SECTION 3.   CORPORATE GOVERNANCE.

3.1   *Board of Directors*. (a) Subject to Sections 3.1(b) and 3.1(e), each Stockholder hereby agrees to vote all of the Voting Securities owned or held of record by such Stockholder and to take all other necessary stockholder action so as to elect and to continue in office a Board of Directors and board of directors of each of the Subsidiaries of the Company (to the extent permitted by applicable local law) consisting of five members, of which (i) three (3) members shall be qualified designees of LGH and (ii) two (2) members shall be qualified designees of AIP. LGH agrees to use its best efforts to nominate, remove, and replace its designees to the Board of Directors so that its designees, consistent with their fiduciary duties, are directors who effectively and efficiently manage the operations of the Company.

(b)   Prior to the Closing Date, the Company shall deliver to AIP (i) the resignations provided for in Section 3.1(i) of the Lock-up Agreement and the resignations of Paul Bamatter, William L. Holt and Henry Winterstern (the *"Resignations"*) and (ii) unanimous resolutions (the *"Resolutions"*) of the Board of Directors appointing James Turner and Sharon Pel as designees of LGH and Kim A. Marvin and Kevin Morris as designees of AIP; *provided, however,* that the Resignations and Resolutions shall only be effective as of the Closing Date. In addition, the Company shall cause one of its Subsidiaries to execute the Management Services Agreement on the Closing Date.

(c)   Subject to Section 3.1(e), if AIP or LGH shall notify the other Stockholders of its desire to remove, with or without cause, any director of the Company previously designated by it, each Stockholder shall vote all of the Voting Securities owned or held of record by such Stockholder and to take all other necessary stockholder action so as to cause the removal of such director.

(d)   Subject to Section 3.1(e), if any director designated by AIP or LGH ceases to serve on the Board of Directors (whether by reason of death, resignation, removal or otherwise), the Stockholder who designated such director shall be entitled to designate a successor director qualified to fill the vacancy created thereby. Each Stockholder agrees to vote all of the Voting Securities owned or held of record by such Stockholder and to take all such other necessary stockholder action so as to cause such designee to be elected or appointed as a director.

(e)   Upon the occurrence and during the continuance of a Default, AIP may, by written notice given to LGH, require LGH to remove any one of its designees from the Board of Directors as AIP directs and elect any qualified person that AIP designates as a replacement director to serve as AIP's designee for the continuation of such Default and LGH shall vote all of the Voting Securities owned or held of record by it and shall take all other necessary stockholder action so as to cause the removal of its designee from, and the election of AIP's designee to, the Board of Directors in such circumstance.

(f)   The Board of Directors shall meet (i) at any time requested in writing by Stockholders holding a majority of the Subordinate Voting Shares then outstanding (provided that such notice is given at least three business days prior to the date of the meeting proposed in such notice), and (ii) in any event not less frequently than quarterly.

(g)   The consent of at least one of the directors designated by AIP shall be required for the Board of Directors to take any action regarding:

(i)   the approval or rejection of the annual budget or business plan of   the Company and its Subsidiaries;

(ii)   the hiring, promotion, demotion, retention or termination of any   officer or senior manager of the Company or any of its Subsidiaries; and

(iii)   amendments to the Company's by-laws.

(h)   No individual who is an officer, director, partner or the holder of 5% or more of the voting equity of any competitor of the Company or any of its Subsidiaries shall serve as a director unless the other Stockholder consent thereto.

3.2   *Board Committees*. (a) Subject to the general oversight and authority of the full Board of Directors, the Board of Directors may establish, empower and maintain such Board committees as the Board of Directors deems necessary or desirable, and the Board of Directors shall establish and maintain a compensation committee and an audit committee. AIP and LGH shall be entitled to representation on each of the committees of the Board of Directors proportionate to their representation on the Board of Directors; *provided* that AIP shall be entitled to designate a majority of the members of the compensation committee and audit committee.

(b)   No action by any committee of the Board of Directors shall be valid unless taken at a meeting for which three business days' prior notice has been duly given or waived by the members of such committee. Such notice shall include a brief description of the general nature of the business to be transacted at the meeting. Any committee member unable to participate in person at any meeting shall be given the opportunity to participate by telephone. Each of the committees established by the Board of Directors pursuant to this Section 3.2 shall establish such other rules and procedures for its operation and governance as it shall see fit and may seek such consultation and advice as to matters within its purview as it shall require.

3.3   *Financial Statements and Other Information*. The Company shall deliver to AIP:

(a)   as soon as available but in any event within twenty-one days after the end of each monthly accounting period in each fiscal year, unaudited consolidating and consolidated statements of income and cash flows of the Company and its Subsidiaries for such monthly period and for the period from the beginning of the fiscal year to the end of such month, and unaudited consolidating and consolidated balance sheets of the Company and its Subsidiaries as of the end of such monthly period, setting forth in each case comparisons to the Company's annual budget and to the corresponding period in the preceding fiscal year, and all such statements shall be prepared in accordance with GAAP, consistently applied, subject to the absence of footnote disclosures and to normal year-end adjustments and shall be certified by the Company's chief financial officer;

(b)   within sixty days after the end of each fiscal year, consolidating and consolidated statements of income and cash flows of the Company and its Subsidiaries for such fiscal year, and consolidating and consolidated balance sheets of the Company and its Subsidiaries as of the end of such fiscal year, setting forth in each case comparisons to the Company's annual budget and to the preceding fiscal year, all prepared in accordance with GAAP, consistently applied, and accompanied by with respect to the consolidated portions of such statements, an opinion of an independent accounting firm of recognized national standing that is unqualified with respect to the scope of such firm's examination and the Company's status as a going concern;

(c)   prior to the beginning of each fiscal year, an annual budget prepared on a monthly basis for the Company and its Subsidiaries for such fiscal year (displaying anticipated statements of income and cash flows and balance sheets), and promptly upon preparation thereof any other significant forecasts prepared by the Company and any revisions of such annual or other forecasts;

(d)   promptly (but in any event within five business days) after the discovery or receipt of notice of any default under any material agreement to which it or any of its Subsidiaries is a party or any other material adverse change, event or circumstance affecting the Company or any Subsidiary (including, without limitation, the filing of any material litigation against the Company or any Subsidiary or the existence of any dispute with any Person which involves a reasonable likelihood of such litigation being commenced), an officer's certificate specifying the nature and period of existence thereof and what actions the Company and its Subsidiaries have taken and propose to take with respect thereto; and

(e)   with reasonable promptness, such other information and financial data concerning the Company and its Subsidiaries as any Person entitled to receive information under this Section 3.3 may reasonably request.

3.4   *Affirmative Covenants.* (a) The Company shall cause Consoltex (USA) Inc. to enter into the Management Services Agreement in the form attached hereto as Exhibit 1.

(b)   The Company shall, and cause each Subsidiary to: (a) at all times cause to be done all things necessary to maintain, preserve and renew its corporate existence and all material licenses, authorizations and permits necessary to the conduct of its businesses; (b) maintain and keep its material properties in good repair, working order and condition, and from time to time make all necessary or desirable repairs, renewals and replacements, so that its businesses may be properly and advantageously conducted in all material respects at all times; (c) pay and discharge when payable all taxes, assessments and governmental charges imposed upon its properties or upon the income or profits therefrom (in each case before the same becomes delinquent and before penalties accrue thereon) and all claims for labor, materials or supplies which if unpaid would by law become a Lien upon any of its property unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with generally accepted accounting principles, consistently applied) have been established on its books with respect thereto; (d) comply with all applicable laws, rules and regulations of all governmental authorities; (e) apply for and continue in force with good and responsible insurance companies adequate insurance covering risks of such types and in such amounts as are customary for corporations of similar size engaged in similar lines of business; and (f) maintain proper books of record and account which present fairly in all material respects its financial condition and results of operations and make provisions on its financial statements for all such proper reserves as in each case are required in accordance with generally accepted accounting principles, consistently applied.

3.5   *Negative Covenants*. Except as otherwise required by the terms of this Agreement, without the prior written consent of the Required Holders, the Company shall not, and shall not cause, permit or suffer any of its Subsidiaries to, directly or indirectly, do any of the following:

317

(a)   authorize, issue or sell any capital stock or equity securities or any securities convertible into or exercisable or exchangeable for any class or series of capital stock, of the Company or any Subsidiary of the Company (other than the issuance of shares of capital stock to the Company or any Subsidiary of the Company by any Subsidiary of the Company or the issuance of shares of capital stock pursuant to the exercise of the Company Option or other options outstanding as of the date hereof);

(b)   declare or pay dividends or make any distributions on, or redeem or otherwise acquire any shares of any class or series of capital stock or equity securities of the Company (other than pursuant to the Company Option);

(c)   effect a reclassification, combination, split, or subdivision of any of the capital stock of the Company or any Subsidiary of the Company;

(d)   amend the articles of incorporation or bylaws (or equivalent governing documents) of the Company or any Subsidiary of the Company, except as provided in this Agreement;

(e)   adopt any plan or proposal for a complete or partial liquidation or dissolution of the Company or any Subsidiary of the Company or any reorganization or recapitalization of the Company or commence any case, proceeding or action seeking relief under any existing or future laws relating to bankruptcy, insolvency, conservatorship or relief of debtors with respect to the Company or any Subsidiary of the Company;

(f)   engage in, or enter into, any lines of business other than the lines of business which the Company and its Subsidiaries are presently engaged in;

(g)   change the fiscal year of the Company or make any material change in accounting policies or procedures of the Company or any Subsidiary of the Company unless required under generally accepted accounting principles in effect in the country in which the Company or any of its Subsidiaries is located or change the fiscal year of the Company;

(h)   create, incur, assume or suffer to exist any Indebtedness (other than Permitted Indebtedness);

(i)   create or suffer to exist any Liens (other than Permitted Liens);

(j)   adopt any stock option, restricted stock or other equity-based compensation plan or increase any compensation or benefits (including any salary, bonuses and other forms of current or deferred compensation) of any director, officer or senior manager (except as required by agreements in force as of the date of this Agreement);

(k)   enter into, amend, modify or supplement or permit any Subsidiary to enter into, amend, modify or supplement any agreement, transaction, commitment or arrangement with an Affiliate (other than any Subsidiary of the Company and other than as contemplated by the Tender Offer and the Transaction Agreements) or any entity in which an Affiliate has an interest as a director, officer, employee or greater than 5% stockholder or interest through a family relationship;

(l)   acquire any assets or business, other than acquisitions of inventory inputs, fixed assets and other similar acquisitions in the ordinary course of business;

(m)   enter into any merger, consolidation, business combination, joint venture or other material corporate transaction;

(n)   establish or acquire any Subsidiaries that are not wholly-owned by the Company or any Subsidiaries;

(o)   make or commit to make (whether in one transaction or a series of transactions) Capital Expenditures in excess of amounts set forth in the annual budget approved by the Board of Directors;

(p)   sell, assign, transfer, convey or otherwise dispose of any assets, securities or businesses (other than sales of inventory or other dispositions of assets in the ordinary course of business);

(q)   amend or modify any provision of the Credit Agreement, the Indenture or any contract disclosed on Schedule 6(j) of the Company Disclosure Letter (as defined in the Offer Agreement);

(r)   repay, repurchase or redeem the notes issued under the Indenture; and

(s)   enter into any agreement, commitment or arrangement (other than the Credit Agreement or the Indenture) that would limit the ability of the Company or any of its Subsidiaries to make payment pursuant to the Management Services Agreement.

3.6   *Articles of Incorporation and By-Laws.*

(a)   Immediately following the Closing Date, the Stockholders shall take or cause to be taken all necessary corporate and stockholder action to cause section 3.3.3 of the Company's Restated Articles of Incorporation to be amended to read as follows:

"On the date as the Willett Family (as hereinafter defined) cease to be the beneficial owners in the aggregate of Multiple Voting Shares and Subordinate Voting Shares having attached thereto 50% or more of the votes attaching to all Multiple Voting Shares and Subordinate Voting Shares then outstanding, the Multiple Voting Shares will automatically be converted into a like number of Subordinate Voting Shares."

(b)   The Company and the Stockholders shall take or cause to be taken all necessary corporate and stockholder action to ensure at all times that the Company's Articles of Incorporation and By-Laws are not, at any time, inconsistent with the provisions of this Agreement and contain such provisions as are necessary to give effect to the provisions contained in this Section 3, including, without limitation, taking any action to (i) obviate the requirement that the Board of Directors be comprised of a majority of Canadian residents (ii) ensure that the Multiple Voting Shares represent 51% of the voting power of the Voting Securities and (iii) provide the Multiple Voting Shares with a liquidation preference of $4.3 million.

SECTION 4.   TRANSFERS RESTRICTIONS; OPTION ON LGH SECURITIES.

4.1   *Transfer, Conversion or Voting of Multiple Voting Shares.*

(a)   LGH, LGL and the Trust each hereby agree, subject to the rights of Clairvest Group Inc. under the Clairvest Loan Agreement, that each of them will not, without the prior written consent of AIP, which AIP may grant or withhold in its sole discretion, except as required by the terms of this Agreement, (i) directly or indirectly Transfer, or permit the Transfer of, as the case may be, any Securities, (ii) except as required hereunder and by the Articles of Incorporation of the Company, convert, or permit the conversion of, as the case may be, any of the Multiple Voting Shares LGH owns into Subordinate Voting Shares or (iii) until AIP has taken up Subordinate Voting Shares under the Offer (as defined in the Offer Agreement) or withdrawn the Offer, exercise the voting rights of the Multiple Voting Shares in respect of any amalgamation, merger, sale of the Company's assets, take-over bid, plan of arrangement, reorganization, recapitalization, shareholder rights plan, liquidation or winding up of, or reverse take-over or other business combination or similar transactions involving the Company or any of its Subsidiaries.

(b)   LGH, LGL and the Trust each agree that immediately prior to the Option Closing (as defined below) LGH, LGL and the Trust each will, at the written request of AIP, convert or cause LGH to convert, as the case may be, all of the Multiple Voting Shares LGH holds at such time into Subordinate Voting Shares.

4.2   *Effect of Void Transfers or Conversions.* In the event of any purported Transfer of any Securities, or purported conversion of Multiple Voting Shares into Subordinate Voting Shares, in violation of the provisions of this Agreement, such purported Transfer or conversion shall be void and of no effect and the Company shall not give effect to such Transfer or conversion.

4.3   *Legend on Securities*. Each certificate representing Securities issued to any Stockholder shall bear the following legend:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG CONSOLTEX GROUP INC. (THE "COMPANY") AND CERTAIN OTHER PARTIES. A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT, INCLUDING RESTRICTIONS RELATING TO THE TRANSFERABILITY OF, AND THE EXERCISE OF ANY VOTING RIGHTS GRANTED BY, THE SECURITIES."

4.4   *Transfers of Interests in LGH*. LGL and the Trust each agree, subject to the rights of Clairvest Group Inc. under the Clairvest Loan Agreement and except for a transfer pursuant to the provisions of this Agreement, that without the prior written consent of AIP, which AIP may grant or withhold in its sole discretion, neither LGL nor the Trust shall Transfer, or permit the Transfer of, as the case may be, any interest in or any asset of LGH, or except as required hereunder, take any action, or cause LGL or the Trust to take any action, that would, by itself or in conjunction with the transactions contemplated by the Offer Agreement, cause a Change of Control.

4.5   *Option to Purchase LGH Securities*.

        (a)   LGH hereby grants to AIP an irrevocable option (the "*Option*") to purchase during the period beginning on the Option Commencement Date and ending on October 1, 2003 (the "*Exercise Period*"), subject to the terms of this Agreement, all, but not less than all, of the Option Shares at a price per share in cash equal to C$5.60 (or such greater amount offered for the Subordinate Voting Shares by AIP), increasing in an amount equal to 10.5% per annum (computed on the basis of a 360-day year and the actual number of days elapsed from the date hereof to the Option Closing Date) (the "*Option Price*"), subject to adjustment as provided below; provided that, prior to the Closing Date, AIP can only exercise the Option in connection with the consummation of an Acquisition Proposal (as defined in the Offer Agreement) that includes the purchase of the Clairvest Loan Agreement on the terms set forth therein and the purchase by the Person making such Acquisition Proposal of the Subordinate Voting Shares held by Clairvest Group Inc. and its direct or indirect subsidiaries. In no event will the Option be exercisable unless at the Option Closing AIP purchases the Subordinate Voting Shares of Clairvest Group Inc. and its subsidiaries and purchases the Clairvest Loan Agreement pursuant to the terms of the Loan Purchase Agreement.

        (b)   Any time during the Exercise Period, AIP may exercise the Option by delivering an irrevocable written notice (the date of which is referred to in this Agreement as the "*Notice Date*"), (i) stating that AIP will acquire the Option Shares from LGH at the Option Price and subject to the other terms and conditions set forth in this Agreement and (ii) specifying a place and date (the "*Option Closing Date*") not earlier than three business days nor later than 20 business days from the Notice Date for the consummation of such purchase (the "*Option Closing*"); *provided* that the Option Closing Date may be deferred at the election of AIP so that AIP may obtain any regulatory approvals necessary for its acquisition of the Option Shares.

        (c)   At the Option Closing, (i) AIP shall pay to LGH the aggregate purchase price for the Option Shares purchased pursuant to the exercise of the Option *less* the Set-off Amount in immediately available funds by a wire transfer to a bank account designated by LGH, and (ii) LGH shall sell, assign and transfer the Option Shares to AIP free of all claims, liens, encumbrances, security interests and adverse claims and shall deliver to AIP, if not previously delivered, a certificate or certificates representing the Option Shares purchased by AIP endorsed in blank or accompanied by stock powers executed in blank with signature guarantees, all in form and substance satisfactory to AIP.

(d)   If the Company at any time after the date of this Agreement subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding Multiple Voting Shares into a greater number of shares, the Option Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Option Shares obtainable upon exercise of the Option shall be proportionately increased. If the Company at any time after the date of this Agreement combines (by reverse stock split or otherwise) its outstanding shares of Multiple Voting Shares into a smaller number of shares, the Option Price in effect immediately prior to such combination shall be proportionately increased and the number of Option Shares obtainable upon exercise of the Option shall be proportionately decreased. Prior to the consummation of any Organic Change after the date of this Agreement, the Company shall make appropriate provision (in form and substance satisfactory to AIP) to insure that AIP shall thereafter have the right to acquire and receive, in lieu of or addition to (as the case may be) the Option Shares immediately theretofore acquirable and receivable upon the exercise of the Option, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of Option Shares immediately theretofore acquirable and receivable upon exercise of the Option had such Organic Change not taken place. In any such case, the Company shall make appropriate provision (in form and substance satisfactory to AIP) with respect to such holders' rights and interests to insure that the provisions of this Section 4.5(d) shall thereafter be applicable to the Option (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Company, an immediate adjustment of the Option Price to the value for the Securities reflected by the terms of such consolidation, merger or sale, and a corresponding immediate adjustment in the number of Option Shares acquirable and receivable upon exercise of the Option, if the value so reflected is less than the Option Price in effect immediately prior to such consolidation, merger or sale).

(e)   Any time after the Closing Date, upon (i) the consummation of a Company Sale, (ii) a Change of Control or (iii) the repayment, repurchase or redemption of the notes issued under the Indenture, AIP agrees to exercise the Option immediately prior to the consummation of the transactions described in clause (i) and (iii) of this Section 4.5(e) and immediately upon a Change of Control.

SECTION 5.   MISCELLANEOUS

5.1   *Effectiveness and Termination*. Except for Sections 2, 3.1(b), 4.1(a) and 4.4, all of which shall come into effect and be effective from the date hereof and Section 4.5 which shall come into effect on the Option Commencement Date, all rights and obligations under this Agreement shall come into effect on the Closing Date. If the Option Commencement Date has not occurred and there is no Closing Date within 10 days after Expiry Time (as defined in the Offer Agreement), then this Agreement shall terminate on the tenth day after the Expiry Time. If the Option Commencement Date occurs prior to the Expiry Time and there is no Closing Date prior to the Option Expiry Date, then this Agreement shall terminate on the Option Expiry Date. If a Closing Date occurs, this Agreement shall terminate on the first to occur of (a) October 1, 2003 and (b) the date on which AIP exercises its rights to purchase the Option Shares pursuant to Section 4.5. No termination shall relieve any party hereto from (i) liability for any breach of this Agreement and (ii) any obligation arising pursuant to Section 4.5 of this Agreement.

5.2   *Additional Securities Subject to Agreement*. Each Stockholder agrees that any other Securities which it shall hereafter acquire by means of a stock split, stock dividend, distribution, exercise of stock options, or otherwise shall be subject to the provisions of this Agreement to the same extent as if held on the date hereof.

5.3   *Injunctive Relief*. The Stockholders acknowledge and agree that a violation of any of the terms of this Agreement will cause the Stockholders irreparable injury for which adequate remedy at law is not available. Accordingly, it is agreed that each Stockholder shall be entitled to an injunction, restraining order or other equitable relief to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in the United States or any state thereof, in addition to any other remedy to which they may be entitled at law or in equity.

5.4   *Other Agreements*. During the term of this Agreement, none of the Company or any of the Stockholders shall enter into any stockholder agreement or other arrangement of any kind with any Person with respect to any Securities which is inconsistent with the provisions of this Agreement or which may impair its ability to comply with this Agreement.

5.5   *Amendments*. This Agreement may be amended only by a written instrument signed by the Company and each of the Stockholders.

5.6   *Successors*. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, each of which shall agree, in a writing in form and substance satisfactory to the Company and the Stockholders, to become a party hereto and be bound to the same extent as its transferor hereby.

5.7   *Notices*. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or when delivered by a recognized courier or, in the case of telecopy notice, when transmitted (provided that an appropriate confirmation is received), addressed as follows to the parties hereto, or to such other address as may be hereafter notified by the respective parties hereto:

if to AIP, to:

AIP/CGI NB Acquisition Corp.
c/o American Industrial Partners
One Maritime Plaza
Suite 2525
San Francisco, California 94111
Attention: Kim A. Marvin
Telecopy: (415) 788-5302

with a copy to:

Kirkland & Ellis
655 Fifteenth Street, N.W.
12th Floor
Washington, D.C. 20005
Attention: Michael T. Edsall
Telecopy: (202) 879-5200

if to the Company, to:

Consoltex Group Inc.
c/o Consoltex (USA) Inc.
1040 Avenue of the Americas
6th Floor
New York, New York 10018
Attention: Paul Bamatter
Telecopy: (212) 596-0483

with a copy to:

Osler, Hoskin & Harcourt
280 Park Avenue, 30W
New York, New York 10017

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Attention: John Stevens
Telecopy: (212) 867-5802

and, prior to the Closing Date, with a copy to:

Goodman Phillips & Vineberg
1501 McGill College
26th Floor
Montreal, Canada H3A 3N9
Attention: Sidney Horn
Telecopy: (514) 841-6499

5.8   *Integration*. This Agreement, the Offer Agreement and the documents referred to herein or delivered pursuant hereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof and thereof other than those expressly set forth herein and therein. This Agreement and the Offer Agreement supersede all prior agreements and understandings between the parties with respect to such subject matter.

5.9   *Severability*. If one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

5.10   *Counterparts*. This Agreement may be executed in two or more counterparts, and by different parties on separate counterparts each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

5.11   *Governing Law*. This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada.

5.12   *Jurisdiction*. Any action to enforce, which arises out of or in any way relates to, any of the provisions of this Agreement may be brought and prosecuted in such court or courts located within the State of New York as provided by law; and the parties consent to the jurisdiction of such court or courts located within the State of New York and to service of process by registered mail, return receipt requested, or by any other manner provided by New York law.

        IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

AIP/CGI NB ACQUISITION CORP.

By:_____
      Name: Kim A. Marvin
      Title: President

CONSOLTEX GROUP INC.

By:_____

323

Name:
Title:

LES GANTIERS HOLDING B.V.

By:_____
    Name:
    Title:

LES GANTIERS LIMITED

By: _____
    Name:
    Title:

Witnessed by:

_____
Patrick Flinn Cubitt Sowden, as Trustee
for The Big Sky Trust

MANAGEMENT SERVICES AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT (this "Agreement"), dated as of October 20, 1999, is between Consoltex (USA) Inc., a New York corporation (the "Company"), and American Industrial Partners, a Delaware general partnership ("AIP").

Background

Subject to the terms and conditions of this Agreement, the Company desires to retain AIP to provide certain management services to the Company and its subsidiaries.

Terms and Conditions

In consideration of the mutual covenants contained herein and intending to be legally bound hereby, the parties agree as follows:

1.   *Management Services*. AIP shall provide general management, financial and other corporate advisory services to the Company and its subsidiaries. These management services shall be performed by the officers, employees or agents of AIP as it may determine in its discretion from time to time.

2.   *Fees and Expenses*.

(a)   The Company shall pay to AIP an annual management fee (the "Management Fee") of One Million Three Hundred and Fifty Thousand Dollars (US $1,350,000). The Management Fee shall be payable in advance in quarterly installments of US$337,500 payable on or before each December 31, March 31, June 30 and September 30 occurring during the term of this Agreement, beginning December 31, 1999. On the date hereof, the Company shall pay to AIP its pro rata Management Fee for the period beginning on the Closing Date (as defined in the Shareholders Agreement) and ending on December 31, 1999.

(b)   The Company shall promptly, when requested, reimburse AIP for all reasonable out-of-pocket expenses incurred in the ordinary course by AIP in connection with AIP's obligations hereunder.

(c)   Notwithstanding anything to the contrary contained herein, the Company shall accrue but not pay the Management Fee if (i) any such payment would violate, breach or otherwise constitute a default (or any event which might with the lapse of time or the giving of notice or both, constitute a default) under any of the financing agreements of the Company or Consoltex Group Inc. ("Consoltex"), or (ii) AIP instructs the Company not to pay all or any portion of the Management Fee during any fiscal year.

(d)   Upon the consummation of the sale of all (but not less than all) of the outstanding capital stock of Consoltex, the amalgamation, statutory arrangement, consolidation or merger with or into any person, the sale, lease, assignment or transfer of all or substantially all of the assets of Consoltex or any of its significant subsidiaries or a recapitalization of Consoltex or any of its significant subsidiaries, the Company shall pay to AIP the sum of (i) the lesser of (A) the remaining Management Fee payable under the term of this Agreement or (B) $10,000,000 *plus* (ii) the accrued and unpaid amounts due under Section 2(c).

3.   *Indemnification*. To the extent permitted by law, the Company shall protect, hold harmless and indemnify AIP from and against any and all liability, obligations, losses, claims and damages whatsoever and expenses in connection therewith including, without limitation, reasonable counsel fees and expenses, penalties and interest arising out of or as the result of the entering into of this Agreement except to the extent, and only to the extent, that such liability or claim is the result of the willful misconduct or gross negligence of AIP.

4.   *Independent Contractor; No Joint Venture.* AIP is performing services hereunder as an independent contractor (and not as an agent, representative or employee of the Company), and AIP is not and shall not be

deemed to be a co-venturer with, or partner of, the Company in any respect.

5.   *Entire Agreement; Amendment*. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof. This Agreement may be amended or modified, or any provision hereof may be waived, provided that such amendment or waiver is set forth in a writing executed by the parties. No courses of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

6.   *No Assignment*. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties hereto; *provided* that AIP may assign all of its rights and obligations hereunder to any affiliate of AIP without the consent of the Company; and *provided further* that AIP may assign any or all of its rights hereunder, without the consent of the Company (i) to any lender providing financing to AIP or its affiliates and (ii) in connection with any sale of all or substantially all of the assets, capital stock or business or a recapitalization of AIP or Consoltex or any of its subsidiaries (whether effected by sale, exchange, merger, statutory arrangement, consolidation or other transaction).

7.   *Binding Effect*. In the event of assignment of this Agreement pursuant to Section 6 hereunder, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

8.   *Term.* This Agreement shall terminate on the fifteenth anniversary of the date hereof. Notwithstanding the foregoing, this Agreement shall always remain in effect to the extent that any money is owed under sections 2 or 3 of this Agreement.

9.   *Governing Law.* The validity, performance, construction and effect of this Agreement shall be governed by and construed in accordance with the internal law of the State of New York.

10.   *Notices.* All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by personal delivery, by reputable overnight courier or by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties as follows:

If to AIP:

American Industrial Partners
One Maritime Plaza, Suite 2525
San Francisco, CA 94111
Telecopy: 415-788-5302
Telephone: 415-788-7354
Attention: Kim A. Marvin

with a copy to:

Kirkland & Ellis
655 Fifteenth Street, N.W.
Suite 1200
Washington, D.C. 20005
Telecopy: (202) 879-5200
Telephone: (202) 879-5040
Attention: Michael T. Edsall, Esq.

If to the Company:

Consoltex (USA) Inc.
1040 Avenue of the Americas
6th Floor
New York, New York 10018
Attention: Paul Bamatter
Telecopy: (212) 596-0483

or to such other address as any party hereto may, from time to time, designate in a written notice given in like manner. Notices will be deemed to have been given hereunder when delivered personally, five days after deposit in the U.S. mail and one business day after deposit with a reputable overnight courier service.

IN WITNESS WHEREOF, each of the parties hereto has caused this writing to be executed as of the day and year first above written.

CONSOLTEX (USA) INC.

By:_____
   Name:
   Title:

AMERICAN INDUSTRIAL PARTNERS

By:_____
   Name: Kim A. Marvin
   Title: Authorized Signatory

<u>EXECUTION COPY</u>

STOCK PURCHASE AGREEMENT (THE "<u>AGREEMENT</u>"), ENTERED INTO BY AND BETWEEN MESSRS. VALENTIN VARELA F. ("<u>VARELA</u>") AND ENRIQUE STERN F. ("<u>STERN</u>", AND JOINTLY WITH VARELA, THE "<u>SELLERS</u>"), CONSOLTEX MEXICO, S.A. DE C.V. ("<u>PURCHASER</u>") AND ROYALTON MEXICANA, S.A. DE C.V. (THE "<u>COMPANY</u>"), PURSUANT TO THE FOLLOWING REPRESENTATIONS, WARRANTIES AND CLAUSES:

<u>Article 2.</u>   <u>REPRESENTATIONS</u> <u>AND</u> <u>WARRANTIES</u>

I.   The Sellers hereby represent and warrant:

    a)   Each of Varela and Stern are residents of the United Mexican States ("<u>Mexico</u>") with sufficient legal capacity to enter into this Agreement and comply with their obligations hereunder.

    b)   Varela is married under separation of marital property (*separación de bienes*) and Stern is married under community property (*sociedad conyugal*) as evidenced by the respective marriage certificates (*acta de matrimonio*), copies of which are attached hereto as <u>Exhibit</u> "<u>A</u>".

    c)   Neither the execution nor delivery by each Seller of this Agreement nor compliance by each Seller with any of the provisions hereof, will violate, conflict with or result in a breach of or default under, any loan agreement, commitment or obligation of the borrowing of money or the obtaining of credit, or any other agreement, license, permit or other instrument to which each Seller or the Company is a party or by which such Seller or the Company or their properties or assets may be bound, will violate any order, rule, regulation, injunction, decree, judgment, statute, law or ruling of any court, administrative agency or governmental agency applicable to such Seller, the Company, any of their properties or assets, other than as described in <u>Exhibit</u> "<u>B</u>" hereto.

    d)   Each Seller has full power and authority to enter into, and perform his obligations hereunder, which constitute valid and binding obligations of each Seller.

e) Neither the Sellers nor the Company shall be required to obtain any consent or approval from any third parties or regulatory authorities, for the execution of this Agreement by each Seller or for the compliance by each Seller with any of the provisions hereof, except for the consent of the wife of Stern which Stern hereby grants on her behalf.

f) The Company (the term "Company" shall hereinafter include any corporations merged into the Company, to the extent these representations and warranties refer to obligations or facts in the past in respect of which such merged corporations are relevant) is a stock corporation duly organized and validly existing under the laws of Mexico, with a paid-in minimum capital of Ps.$9,000.00 (Nine Thousand Pesos 00/100), and a paid-in total capital of Ps.$7,216,946.00 (Seven Million Two Hundred Sixteen Thousand Nine Hundred Forty Six Pesos 00/100), represented by 7,216,946 outstanding and fully paid shares with a face value of Ps.$1.00 (One Peso 00/100) each. The Company has its corporate domicile located in Naucalpan de Juárez, Estado de México, and is duly registered in the Public Registry of Commerce of Tlalnepantla, Federal District under number 547, Volume Eight, Book First on January 14, 1985.

g) Varela owns 3,608,473 shares representing 50% (fifty percent) of the capital stock of the Company (the "Varela Shares") represented by stock certificates No. F02 and V04, copies of which are attached hereto as Exhibit "C".

h) Stern owns 3,608,473 shares representing 50% (fifty percent) of the capital stock of the Company (the "Stern Shares", and jointly with the Varela Shares, the "Shares") represented by stock certificates No. F01 and V03 copies of which are attached hereto as Exhibit "D".

i) The shares are free and clear of all liens, guarantees, security interests, claims or other encumbrances and no options, warrants or other rights have been granted to third or related parties with respect of the Shares. The Shares represent 100% (one hundred percent) of the capital stock of the Company.

j) The Company's corporate registries, including but not limited to its shareholders' minutes registry its stock registry, and all other corporate documents which are or may have been mandatory pursuant to Mexican corporate law, are duly kept by the Company, up to date and recorded or in process of recording with the corresponding public registry where applicable.

k) Schedule "1" contains a complete and current list of all of the powers of attorney granted by the Company which are still in effect as of the Closing Date (as defined herein).

l) Schedule "2" contains a complete and current list of all the accounts opened and maintained by the Company with domestic or foreign banks or brokerage houses.

m) Except as disclosed in Schedule "3", the Company owns no relevant capital stock or other equity or property interest in any other corporation, partnership or other entity.

n) The Company's balance sheets, as of December 31, 1995, 1996, 1997 and 1998, and the related statements of income, shareholders equity and changes in the financial position for the years then ended, were audited by Arce, Gómez y Lazcano, S.C. ("AGL"), a copy of which has been delivered to the Purchaser or, in the case of the fiscal year of 1998 will be delivered to the Purchaser prior to the Closing Date, and are attached hereto as Schedule "4", have all been

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prepared in accordance with generally accepted accounting principles in effect in Mexico consistently applied through the indicated periods (except as otherwise stated in such financial statements) and fairly represent the financial condition (including, but not limited to, all direct and contingent liabilities and fixed and current assets) of the Company as of the respective dates and the results of operation of the Company for the indicated periods; there have been no dividend payments (or other distributions) to the Company's shareholders since December 31, 1998, or dividends (or other distributions) not reflected in the aforementioned financial statements, and no material adverse changes in the business or conditions, financial or otherwise, of the Company, except in the ordinary course of business and except for changes due to any political or economic situations in Mexico that could directly or indirectly adversely affect the business of the Company, and to the best of its knowledge no fact or condition exists or is contemplated or threatened which might cause such a material adverse change in the future (except for any political or economic events in Mexico that could directly or indirectly adversely affect the business of the Company); the Company has conducted its business since the date of its incorporation in accordance with generally accepted business practices.

o)   Except as disclosed in <u>Schedule</u> "<u>5</u>", no member of the board of directors of the Company (including, without limitation Varela and Stern), director, officer, employee or affiliate of the Company (each a "<u>Related</u> <u>Person</u>") or any member of any such Related Person's family (up to the second generation in lineal and/or collateral descendency) is a party to any contract, agreement, arrangement or transaction with the Company.

p)   Except as disclosed in <u>Schedule</u> "<u>6</u>" (i) the Company has filed or caused to be filed in a timely manner with the appropriate governmental authorities all Tax Documents required to be filed by it on or prior to the Closing Date (as defined herein) (taking into account any properly granted extensions of time to file any Tax Documents), and all such Tax Documents are true, complete and correct in all material respects, (ii) all Taxes required to be paid by the Company on or prior to the Closing Date have been or will be timely paid in full and, where payment of Taxes of the Company with respect to taxable years or other taxable periods ending on or prior to the Closing Date is not yet due, such Taxes are or will be, by the Closing Date, reflected as Tax reserves (other than reserves for deferred income Taxes established to reflect the difference between book and tax basis) in the financial statements of the Company, (iii) there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Taxes or Tax Documents of the Company for any taxable period, and the Company has not requested an extension of time within which to file any Tax Document in respect of any taxable year, which Tax Document has not since been filed, (iv) no audit or other administrative proceeding or court proceeding has formally commenced or is presently pending with regard to any Taxes or Tax Documents of or including the Company, and no notification has been received by the Company or the Sellers with respect to the Company that such an audit or other proceeding is pending or, to the best knowledge of the Sellers, threatened with respect to any Taxes due from or with respect to the Company or any Tax Document filed (or required to have been filed) by or with respect to the Company, (v) there are no liens for Taxes upon (A) the assets of the Company or (B) the Shares, (vi) the Company is not a party to, or bound or has any obligation under any agreement or arrangement providing for the allocation, sharing or indemnification of Taxes nor is otherwise obligated to indemnify any party for any Taxes, (vii) no issue has been raised by any taxing authority in any audit of the Company that if raised with respect to any other period not so audited could be expected to result in a proposed deficiency for any period not so audited, (viii) the Company is not a party to any election with respect to Taxes that would have a material ongoing effect on the Company, and (ix) no unpaid deficiencies for Taxes of the Company have been claimed, proposed or assessed by any taxing authority.

For purposes of this Agreement, (i) "Taxes" shall mean all taxes, charges, fees, levies or other assessments imposed by any taxing authority, including, without limitation, income, value added, asset, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, bulk transfer, franchise, profits, license, withholding, payroll, employment, employer health, social contributions, social security, excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts, including any amounts payable as a result of the application of monetary correction or any other similar factor, imposed by any taxing authority; and (ii) "Tax Document" shall mean any report, return, document, declaration, schedule or any other information or filing required to be supplied, including by electronic means or otherwise, to any governmental authority or jurisdiction with respect to Taxes including, without limitation, any amendments thereto.

q)   Except as disclosed in Schedule "7", all accounts, books and records material to the Company's business, have been fully, properly and accurately kept in accordance with generally accepted Mexican accounting principles and are kept at the Company's facilities.

r)   As of February 26, 1999, the Company has not, except for transactions in the ordinary course of business and consistent with past practice, (i) incurred any liability or assumed any obligation of any type, (ii) entered into any transaction which implies the sale or transfer of assets of the Company in excess of U.S.$10,000.00 (Ten Thousand United States Dollars 00/100).

s)   As of February 26, 1999, the Company does not have any ongoing or outstanding transaction with the government of Mexico or any political subdivision or agency thereof.

t)   Schedule "8" contains a complete and current list of (i) all real property which the Company owns, leases, subleases or uses, as the case may be, (ii) any notice from governmental agencies received in regards to such properties of any violations of law, and (iii) a list of encumbrances, defects, easements, rights of way or other similar charges or limitations with respect thereto.

u)   Schedule "9" contains a complete list of all outstanding credits, loans, or other indebtedness relating to borrowed money or guarantee of any of the foregoing setting forth the maturities thereof.

v)   The Company is not in default with respect to any of its debts or obligations as described above and in Schedule "9".

w)   The inventories of the Company are in a condition such that they can be sold or converted into finished garment which can then be sold by the Company in the ordinary course of its business as regular merchandise without any discount (except for discounts per volume). The inventories do not consist of items that are obsolete, damaged or slow-moving or any item held in consignment. The Company's inventories are valued at the lower of cost or net realizable value.

x)   Schedule "10" contains a complete and current list of (i) all collective bargaining agreements or similar agreements with any labor unions or associations representing employees of the Company, (ii) all of the Company's non unionized employees, officers and agents, their salaries and any benefit granted by the Company in excess of those mandated by Mexican law and the collective bargaining agreements, and (iii) all notices received by the Company in regards to collective or individual labor claims.

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y)   (i) There is no labor strike, slowdown, lockout, work stoppage, arbitration, lawsuit or administrative proceeding relating to labor or employment matters or other labor dispute pending against or threatened against the Company, (ii) the Company does not incur in any unfair labor practice, and (iii) the Company is and has at all times been in compliance with all applicable labor laws.

z)   The closing of the transactions hereunder will not trigger any payment to any member of the board of directors or of the management of the Company (except for the purchase price payable to Varela and Stern hereunder).

aa)   The Company has not entered into any management, agency, consulting, distribution, marketing and other agreements involving compensation for services rendered or to be rendered in excess of U.S.$10,000.00 (Ten thousand United States Dollars 00/100) per year except as disclosed in the Company's financial statements which are attached hereto as Schedule 4.

ab)   Except as disclosed in Schedule "11" there is no action, suit, proceeding or governmental investigation of any nature (including civil, mercantile, criminal and administrative) pending or threatened against or affecting the Company, any of its properties or assets.

ac)   Schedule "12" contains a complete and current list of insurance policies (including insured amounts, insured risks, and deductible amounts) which the Company maintains with respect to its business properties or employees, and such policies are presently in full force and effect and the corresponding premiums are current in payment.

ad)   Schedule "13" contains a complete and current list of all patents, trademarks, tradenames, inventions and similar intellectual property owned by the Company or licensed by the Company from third parties which are all free of any encumbrance and duly registered with the competent Mexican authorities, and such registrations are in full force and effect; the Company is not infringing any trademark or other intellectual property right of third parties and is not using any trade-mark or intellectual property owned by any Related Person.

ae)   (i) The Company has obtained all permits, licenses, authorizations and registries as required under Mexican environmental laws for conducting its business and operating its properties, and such permits, licenses and authorizations are in full force and effect, (ii) the Company has filed all applications necessary to renew all its permits, licenses, authorizations and registrations, (ii) the Company is in compliance with all applicable environmental laws, (iii) the Company has delivered to the Purchaser all environmental reports filed with Mexican or foreign authorities, (iv) neither the Company nor the Sellers have knowledge or have received any written notice regarding action, suit, proceeding or governmental investigation relating in any way to environmental laws, (v) the Company has not released, discharged or otherwise disposed of, any substance deemed as hazardous or prohibited by the applicable environmental laws on, adjacent or beneath any of the properties owned, leased, subleased or otherwise used by the Company, (vi) the Company has not been declared responsible for any actions toward cleaning up the environment, (vii) no employee or officer of the Company has been subject to contact with hazardous substances, and (viii) the Company has not entered into any agreement, contract or other instrument in which it has assumed any liability or obligation in regards to the generation, manufacture, use, transportation or disposal of hazardous substances.

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af) The Company is not party to any written or oral contract or agreement presently in effect, (i) entered into in the ordinary course of business which involves a delivery obligation by the Company for more than 3 (three) months, (ii) entered into outside of the ordinary course of business, (iii) covering a period of more than 12 (twelve) months (except the Lease Agreement), or (iv) with any customer, supplier or third party which by its terms (x) could be canceled or the pricing conditions thereof changed in case of a change of ownership or management of the Company (except for the agreement entered into with Pierre Cardin), (y) would require a payment of a penalty or fee, or any accelerated payment as a result of the transactions contemplated by this Agreement, or (z) prevent the Company from entering any specific relevant market or manufacturing any type of product.

ag) The Company is in compliance in all material aspects with all laws, regulations, administrative permits and acts, judicial orders and decrees applicable to it, except as provided to the contrary in this Agreement or its Schedules.

ah) There is no material agreement or other restriction binding on the Company, nor any other material fact or circumstance relevant to the Company, with material adverse effects to the Company, which has not been disclosed to the Purchaser and which, if disclosed to the Purchaser, would have adversely affected the decision of the Purchaser to enter into this Agreement. This representation excludes any circumstance or fact deriving from any political or economic events in Mexico which may affect the Company's business.

II.   The Purchaser hereby represents and warrants:

a)   It is a stock corporation duly organized and validly existing under the laws of Mexico.

b)   It has full power and authority to enter into, and perform its obligations hereunder, which constitute valid and binding obligations of the Purchaser.

c)   It shall not be required to obtain any consent or approval of any third parties or regulatory authorities, for the execution of this Agreement or for the compliance with any of the provisions hereof, other than those consents or approvals it has already obtained.

d)   Any two of Messrs. Alex Di Palma, Christopher Schaller, Jean Talbot or any of them together with either of Jesús López or Mauricio Hernández, have full power to execute and deliver this Agreement on behalf and in representation of the Purchaser, and to bind the Purchaser pursuant to the terms hereof, and such authority has not been revoked or modified whatsoever.

III.   The Company hereby represents and warrant:

a)   That it is a stock corporation duly organized and validly existing under the laws of Mexico.

b)   That it wishes to act as guarantor of certain obligations of the Purchaser in accordance to the terms of this Agreement.

c)   Its representatives have sufficient authority to subscribe this Agreement; such authority has not been revoked nor modified in any way.

NOW THEREFORE, based upon the foregoing representations and warranties, the parties hereto agree as follows:

CLAUSES

First. Sale of Shares; Closing Date. Subject to the terms and conditions set forth herein, each Seller hereby agrees to sell to the Purchaser and the Purchaser hereby agrees to purchase from each Seller the Shares owned by such Seller, on the date on which all conditions set forth in Clause Sixth have been met and at the latest on February 26, 1999 (the "Closing Date"). On the Closing Date, each Seller shall deliver the certificates evidencing the Shares sold by it, duly endorsed in favor of the Purchaser and instruct the Secretary of the board of directors of the Company to make the corresponding notations in the stock registry book of the Company, and the Purchaser shall pay to the Sellers the Purchase Price (as defined herein) as set forth in Clause Second hereof. On the Closing Date, the Purchaser will designate a third party in favor of whom 1 (one) of the Shares will be transferred so that the Company will have, at all times, 2 (two) shareholders.

Second. Price; Adjustments; Taxes. a) The purchase price for the Shares is Ps.$25,700,000.00 (Twenty five million seven hundred thousand Pesos 00/100) and U.S.$1,760,000.00 (One million seven hundred and sixty thousand United States Dollars 00/100) (the "Purchase Price"). The Purchase Price will be divided between the Sellers based upon their participation in the Company's capital stock. Therefore, the Purchaser will pay each Seller his respective participation in the Purchase Price as instructed thereby. The Purchase Price will be paid as follows:

(i) Ps.$25,700,000.00 (Twenty five million seven hundred thousand Pesos 00/100) on the Closing Date ("Tranche A").

(ii) U.S.$880,000.00 (Eight hundred and eighty thousand United States Dollars 00/100) on February 26, 2000 ("Tranche B").

(iii) U.S.$220,000.00 (Two hundred and twenty thousand United States Dollars 00/100) each of May 26, August 26, November 26, 2000 and February 26, 2001 ("Tranche C").

Interest will be payable on the outstanding amounts of Tranche B and Tranche C as of the Closing Date at an annual rate equal to the LIBOR Rate plus 2 (two percentage points). Interest will be paid on such outstanding amounts on February 26, May 26, August 26, November 26, 2000 and February 26, 2001 in arrears plus the respective value added tax.

Payment of Tranche B and Tranche C, along with interest thereon will be guaranteed by means of a corporate guarantee granted in favor of the Sellers by Consoltex (USA), Inc. and Royalton in the terms hereof.

For the purposes of the preceding paragraph, "LIBOR Rate" shall mean, the arithmetic average (rounded upwards to the nearest 1/16 of 1%) as determined by the Purchaser, of the offered quotations of the principal London offices of the banks appearing on the display page designated as page "LIBO" on the Reuters Monitor Money Rates Service (or such other page as may replace the LIBO page on that service for the purpose of displaying London interbank offered rates for United States dollar deposits of leading banks, (the "Reuters Screen"), at approximately 11:00 a.m. London time on each 6 (six) month anniversary of the Closing Date for United States dollars deposits made for 6 (six) month periods and in amounts approximately equal to Tranche B and Tranche C, as shown on the Reuters Screen.

In the event Varela resigns from his executive position at the Company, Varela will not receive any payment under Tranche B and Tranche C, in the understanding that such scenario will have no effect on Stern's right to receive

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his share of Tranche B and Tranche C. In addition, in the event that during his tenure at the Company, the Company suffers any damages or losses due to Varela's willful misconduct, such damages and losses may be set off against or retained from amounts due to Varela under Tranche B and Tranche C.

Payment of the Purchase Price will be made by the Purchaser by electronic wire transfer to the account designated by each Seller or by check, as instructed in writing by such Sellers, and will be made in the currency stated above.

b)   The Purchase Price will be adjusted as follows:

(i)   In the event the Company's Net Working Capital (including therein the Net Working Capital of Vest Company Vestco, S.A. de C.V.), as measured by the "Closing Date Summary of Net Working Capital and Net Debt" prepared by AGL in the form as is attached hereto as Exhibit "E" (the "Closing Date Report") (y) is below the Reference Amount then the Purchase Price will be reduced, and (z) exceeds the Reference Amount then the Purchase Price will be increased, in an amount equal to such deficiency or excess, as the case may be. For purposes of this Clause and of the Closing Date Report, "Net Working Capital" will include, but will not be limited to, all current assets such as trade and other receivables due in less than one year, inventory, prepaid expenses and advances to suppliers, less cash, short term investments in securities and/or bank accounts, all current liabilities, including but not limited to trade and other payables, taxes, accruals, customer advances and any other payments due in less than one year. "Reference Amount" shall mean Ps.$11,500,000.00 (Eleven million five hundred thousand Pesos 00/100) if the Company's (including Vest Company Vestco, S.A. de C.V.) net losses for the months of January and February of 1999 exceed Ps.$500,000.00 (Five hundred thousand Pesos 00/100); if such net losses for the months of January and February of 1999 are equal or less than Ps.$500,000.00 (Five hundred thousand Pesos 00/100) "Reference Amount" shall mean Ps.$12,000,000.00 (Twelve million Pesos 00/100).

(ii)   In the event the Company's Net Debt (including therein the Net Debt of Vest Company Vestco, S.A. de C.V.), as measured by the Closing Date Report is below or exceeds Ps.$6,000,000.00 (Six million Pesos 00/100) then the Purchase Price will be increased or reduced in an amount equal to such deficiency or excess, as the case may be. For purposes of this Clause and of the Closing Date Report, "Net Debt" shall mean the Company's (including Vest Company Vestco, S.A. de C.V.) Total Debt less cash and short term investments in securities and/or bank accounts and "Total Debt" shall mean all amounts owing to related or third parties including but not limited to bank debt and capital leases.

The Purchaser will withhold U.S.$100,000.00 (One hundred thousand United States Dollars 00/100) from Tranche A to cover any adjustment to be made pursuant to sections (i) and (ii) above. PricewaterhouseCoopers ("PC") and AGL will jointly prepare an audit certificate (the "Audit Certificate") attesting to the Net Working Capital and the Net Debt set forth in the Closing Date Report. All adjustments made to the Purchase Price will be paid by the Sellers, to the extent not covered by the aforementioned withholding, or by the Purchaser, as the case may be, at the latest one week after the delivery to the Company of the Audit Certificate.

In the event of disagreement between PC and AGL, in the amounts contained in the Audit Certificate such difference will be settled pursuant to the arbitration proceeding set forth in Clause Ninth hereof, unless such difference is for an amount less than Ps.$1,000,000.00 (One million Pesos 00/100), in which case, the final amounts will be adjusted by half of said difference.

c)   Each Seller hereby delivers to the Purchaser a letter issued by Mr. C.P. Sadot Sebastian Torres stating that it will file a tax statement with the competent tax authorities pursuant to the terms of articles 103 of the Mexican Income Tax Law (*Ley del Impuesto Sobre la Renta*) and 126 of the Regulations to the Income Tax Law (*Reglamento de la Ley del Impuesto Sobre la Renta*) in regards to the transaction contemplated in this Agreement. In addition, the Sellers will deliver to the Purchaser a copy of the respective tax statement and receipt of payment issued by the competent tax authorities, if such is the case, and of any other evidence requested by the Purchaser to that effect within the 15 (fifteen) days immediately following the date such statements or payments have to be made pursuant to the terms of applicable law.

Third. Uncollected Receivables.

In the event that any of the accounts receivable of the Company existing on the Closing Date is not collected after normal collection and within the normal payment terms granted by the Company to its clients, and at the latest within 120 (one hundred twenty) days following its corresponding due date, net of reserves created for such effects and evidenced in the Company's financial statements (the "Uncollected Receivables"), any such Uncollected Receivable shall be assigned on a monthly basis by the Company to the Sellers, within 30 (thirty) days of the respective request of the Company, without recourse to the Company and Sellers shall reimburse the Company at the time of such assignment for the full face amount of any such Uncollected Receivable so assigned.

Sellers hereby agree to designate, and the Purchaser accepts and shall cause the Company to accept, Sellers as assignees of such accounts receivable. Therefore Sellers shall be liable for the payment of such account receivables to the Company.

The Purchaser agrees to cause the Company to execute, and the Sellers agree to execute such documents reasonably necessary to assign the Uncollected Receivables pursuant to this Clause Third. The Purchaser agrees to use all reasonable efforts to collect the receivables of the Company; provided, however, that neither the Purchaser nor the Company shall be obligated to commence any legal proceedings in order to collect any Uncollected Receivable, except for such proceedings which are required by law to preserve any creditors right when applicable. The foregoing notwithstanding, the Sellers shall not be liable to make any reimbursement or otherwise under this Clause Third whenever lack of collection results from gross negligent acts or omissions, or willful default of the Purchaser, the Company or their respective employees or representatives.

Fourth. Indemnification to the Purchaser and to the Company.

a)   The Sellers shall indemnify, defend and hold harmless the Purchaser and the Company and each of their respective directors, officers, employees, affiliates, shareholders, agents and representatives and their successors and assigns (collectively, the "Indemnitees"), from and against, and pay or reimburse them, any liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including without limitation, attorney's fees and expenses) (collectively, the "Damages"), asserted against or incurred by any Indemnity as a result or arising directly or indirectly out of (i) a breach or inaccuracy in any representation or warranty of the Seller contained herein or in the Secondary Agreements (as defined herein) when made or at and as of the Closing Date as though such representation and warranty were made at and as of the date hereof and the Closing Date, (ii) any breach of any of the covenants and agreements of the Sellers contained in this Agreement or the Secondary Agreements, or (iii) any liability or obligation (whether direct, indirect, accrued, contingent or otherwise) of the Company incurred or arising out of facts or circumstances existing, at any time prior to the Closing Date.

b)   Any claims for Damages under paragraph a) of this Clause must be made by the Purchaser or the Company within a period of 24 (twenty four) months beginning on the Closing Date, in writing to the Sellers in accordance with Clause Fifth hereof, except that claims for Damages related to any material default, violation, act or omission by the Company prior to the Closing Date in respect of Taxes, employee, labor, social security and environmental matters, which may be made until 45 (forty five) days following the expiration of the applicable statute of limitations (including extensions thereof).

c)   Any claim made by the Purchaser or the Company hereunder involving an accounting matter, in respect of which the Sellers disagree, shall be submitted to an internationally recognized

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accounting firm in Mexico City, selected jointly by the Purchaser and the Seller within 30 (thirty) days after such claim is made, and in the event such selection is not made by them within such period, such disagreement shall be submitted to KPMG Cárdenas Dosal, S.C., which shall answer within 45 (forty five) calendar days. The parties hereto agree to accept the decision of such accounting firm as final, without recourse to such firm. The parties hereto agree to provide within 10 (ten) days full and unrestricted access to records and files to enable the selected firm to provide its opinion on any matter which is referred to it.

Fifth. Indemnification Procedures.

a)   Whenever the Purchaser or the Company (the "Indemnified Party") whishes to assert a claim for Damages (a "Claim") against the Seller (the "Indemnifying Party") under Clause Fourth hereof, the Indemnified Party shall give written notice (a "Notice of Claim") to the Indemnifying Party at the address set forth in Clause Eighth hereof. The Indemnifying Party shall receive a Notice of Claim promptly but not later than 30 (thirty) days after the Indemnified Party has actual knowledge of the facts constituting the basis for a Claim except that in the event a Claim has to be contested within a certain period pursuant to a judicial or administrative order, the Indemnifying Party shall receive the Notice of Claim within 10 (ten) calendar days after the Indemnified Party had knowledge of such matter or Claim, in the understanding that the Notice of Claim shall be delivered immediately in the event the term to contest said Claim is less than such 10 (ten) day period, in order to allow the Indemnifying Party to contest said Claim more adequately. Notice of Claim shall be delivered to the Indemnifying Party in the event of Tax determinations, within 10 (ten) days following the receipt of the notification of such Tax determinations. The failure to provide a Notice of Claim shall relieve the Indemnifying Party of its indemnification obligations hereunder. The Notice of Claim shall specify in reasonable detail all facts known to such Indemnified Party giving rise to such indemnification Claim and an estimate of the amount of the liability arising therefrom. The Indemnifying Party shall respond in writing promptly to any Notice of Claim, but not later than 10 (ten) days from the date the Notice of Claim is given, indicating its position as to the Claim.

b)   If the Indemnifying Party wishes to contest or defend any Claim brought or alleged by a third party against the Indemnified Party, the Indemnified Party shall, at the expense of the Indemnifying Party, (i) permit the Indemnifying Party and its attorneys, accountants and other agents to have access to all properties, records and documents of the Indemnified Party and furnish to the Indemnifying Party to the extent available such financial, commercial, legal, operating and other information with respect to the business and operations of the Indemnified Party, as the Indemnifying Party may reasonably request and as may be related to the Claim being contested, (ii) permit the Indemnifying Party to make any investigation which the Indemnifying Party may reasonably request, (iii) procure the cooperation of the Indemnified Party's counsel and accountants with respect to the foregoing, and (iv) take such other actions as may be reasonably requested by the Indemnifying Party, including the granting of special powers of attorney in favor of the individuals appointed by the Indemnifying Party and acceptable to the Indemnified Party, provided that such attorneys in fact shall at all times keep the Indemnified Party informed of the respective proceedings.

c)   The Indemnified Party shall not make any settlement of any Claim brought by a third party which would give rise to liability on the part of the Indemnifying Party under this Agreement without the prior written consent of the Indemnifying Party, provided that the covenant pursuant to this paragraph c) shall exclusively apply in the event that the Indemnifying Party assumes full responsibility for the contest and defense of such Claim and all costs and expenses which may be incurred by the Indemnified Party in this respect.

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d) The indemnification required by this Agreement shall be made when reasonable and properly documented losses, damages, costs and expenses (including without limitation, attorney's fees and expenses) or liabilities are incurred. Any indemnities payable under this Agreement shall be limited to the amount of direct or indirect damages sustained by the Indemnified Party, net of any insurance proceeds, favorable tax effects or other recovery actually received by such Indemnified Party but increased by any Taxes arising out of any indemnity payment.

e) The Purchasers will have, in regards to Claims for Damages, the right to set off amounts payable thereunder against amounts due under Tranche B and Tranche C of the Purchase Price, in the understanding that in such event, the set off will be made against amounts due under next succeeding payment under Tranche B or Tranche C.

f) The Purchaser and the Company may only claim the payment of Damages if the aggregate amount of Damages claimed hereunder exceeds U.S.$20,000.00 (Twenty thousand United States Dollars 00/100) or its equivalent in another currency.

Sixth. <u>Conditions Precedent to Closing</u>. Notwithstanding any other provisions contained in this Agreement the Purchaser's obligation to pay the Purchase Price is expressly conditioned upon the delivery by the Sellers, the Company or the corporation owning the real estate leased by the Company (the "<u>RE Company</u>") to the Purchaser on or before the Closing Date of the following:

a) A mortgage (the "<u>Mortgage</u>") duly executed by the RE Company by means of public deed granted before a Notary Public in terms acceptable to the Purchaser, and evidence that such Mortgage is in the process of being registered in the Public Registry of Property of Tlalnepantla, Estado de México.

b) A pledge agreement (the "<u>Pledge Agreement</u>") duly executed by the Stern and Lucia Pin Guzzi in terms acceptable to the Purchaser, the certificates representing the capital of the RE Company delivered to the Purchaser with the notations of the guarantee in favor of the Purchaser and/or the Company, and evidence of the respective notation made in the corporate books of the RE Company of the Pledge Agreement.

c) An employment agreement (the "<u>Employment Agreement</u>") entered into between the Company and Varela in terms acceptable to both parties.

d) A lease and purchase option agreement entered into between the Company and the RE Company (the "<u>Lease Agreement</u>" and jointly with the Mortgage, the Pledge Agreement and the Employment Agreement, the "<u>Secondary Agreements</u>") in terms acceptable to both parties.

Seventh. <u>Royalton Guarantee</u>. The Company hereby guarantees the punctual payment of Tranche B and Tranche C of the Purchase Price in accordance with the terms of this Agreement.

The Company waives the benefits of order and excusion established in Articles 2814, 2815, 2818, 2820, 2822 and 2823 and the other applicable articles of the Civil Code for the Federal District (*Código Civil para el Distrito Federal en materia Común y para toda la República en materia Federal*), applicable as mandated by the Code of Commerce (*Código de Comercio*).

This guarantee shall be in full force and effect until the Sellers have been paid everything owed to them hereunder, including interest on Tranche B and Tranche C of the Purchase Price, even if (i) the Company cannot acquire the rights and privileges of the Sellers due to the negligence of the Sellers; (ii) an extension or stay is granted to the Purchaser without consent of the Company; (iii) the Sellers do not legally request the Purchaser the payment of Tranche B and Tranche C of the Purchase Price.

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Eighth. <u>Miscellaneous</u>.

a)   This Agreement represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and shall prevail over any other agreement prior to the same, in the understanding that it can only be amended by written instrument signed by the parties hereto.

b)   This agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, provided that this Agreement and all rights and obligations hereunder may not be assigned or transferred without the prior written consent of the other parties to this Agreement, except in the case of the Purchaser who is entitled to assign its rights under this Agreement to any affiliate or subsidiary, without the need of prior consent granted by the Sellers.

c)   The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

d)   Notwithstanding the closing of the transaction, each party hereto shall bear its own costs and expenses in connection with the transactions contemplated herein and in the Secondary Agreements (including without limitation legal, accounting and other professional fees), except as provided in Clause Fourth hereof.

e)   If at any time subsequent to the date hereof, any provision of this Agreement shall be held to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or enforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

f)   The Exhibits and Schedules attached hereto are an integral part hereof.

g)   The Sellers shall take all necessary steps to allow the Purchaser on the Closing Date to take full possession of all the properties, books, documents, and all other assets of the Company.

h)   All notices and other communications hereunder shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) facsimile transmission; (c) registered or certified mail, postage prepaid, return receipt requested; or (d) overnight delivery service.   Such notices and communications shall be sent to the appropriate party at its address or facsimile number given below or at such other address or facsimile number for such party as shall be specified by notice given hereunder (and shall be deemed given upon receipt by such party or upon actual delivery to the appropriate address, or, in case of a facsimile transmission, upon transmission thereof by the sender and issuance by the transmitting machine of a confirmation slip that the number of pages constituting the notice has been transmitted without error; in the case of notices sent by facsimile transmission, the sender shall contemporaneously mail a copy of the notice to the addressee at the address provided for above, <u>provided</u>, <u>however</u>, that such mailing shall in no way alter the time at which the facsimile notice is deemed received):

The Company:

Ave. Industria Textil No. 20
Parque Industrial Naucalpan
53370 Naucalpan, Estado de México
At´n: General Director
Fax: 301-34-98

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The Sellers:

Varela:

Heradito 320
Col. Chapultepec Morales
11560 México, D.F.

Stern:

Sierra Chalchihui 235
Col. Lomas de Chapultepec
11010 México, D.F.

The Purchaser:

Homero No. 1425-901
Col. Polanco
11560, México, D.F.
At'n: Mauricio Hernández
Fax: 580-10-21

c.c.
Consoltex (USA), Inc.
1040 Avenue of the Americas, 6th Floor
New York, N.Y., 10018
Att'n: Paul J. Bamatter
Vice President Finance and Chief Financial Officer
Fax: (212) 596-0483

i)   The parties shall cooperate in good faith in all respects regarding the transactions contemplated hereunder, and shall execute and deliver all necessary documents in order to formalize the transactions contemplated hereunder, including, the notarization of the Mortgage and Lease Agreements, in the event such formalization has not taken place prior to the Closing Date.

j)   Each of the parties shall permit the others to review in advance and approve the form of any press releases or any public announcement concerning this Agreement, provided, however, that the parties will not disclose the terms and conditions of this Agreement to any third party, except to its counsel and accountants and as required by applicable law and regulation.

k)   Terms used with initial capital letters in this Agreement are terms defined elsewhere in this Agreement; such terms shall have the meaning as so defined.

l)   During a period of 5 (five) years counted as of the Closing Date, no Seller will engage in the United Mexican States, directly or indirectly, as manager, director or investor, in the manufacturing and/or distribution of apparel of the type produced and distributed by the Company. In the event any of the Sellers breaches such an obligation, it will pay to the Company a penalty fee of U.S.$20,000.00 (Twenty

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thousand United States Dollars 00/100) for each violation, which may be deducted from Tranche B and Tranche C of the Purchase Price.

m)   This Agreement shall be executed in the English and Spanish languages, provided that the English version shall control.

Ninth. <u>Arbitration</u>.

a)   The parties shall use their respective best efforts to settle amicably all disputes or differences concerning the interpretation, performance or application of any provision of this Agreement. If any such dispute or difference cannot be settled, however, each party shall have the right to refer it to arbitration for final settlement without recourse to the courts. This shall not include disputes concerning the validity and application of this Arbitration Clause.

b)   All disputes arising in connection with this Agreement shall be finally settled under the provisions of the Commercial Arbitration Rules of the American Arbitration Association, by three arbitrators appointed in accordance with said rules.

c)   The place of arbitration shall be Mexico, Federal District. The English language shall be used throughout the arbitral proceedings, the awards and other resolutions must be based on the provisions of this Agreement and only if not provided for herein, they shall be based on Mexican law.

IN WITNESS WHEREOF, the parties hereto execute this Agreement in Mexico City, Federal District on February 26, 1999.

THE SELLERS

_____
Valentin Varela F.

_____
Enrique Stern F.

THE PURCHASER

Consoltex México, S.A. de C.V.

_____
By: Christopher Schaller
Title: Attorney in fact

_____
By: Jean Talbot
Title: Attorney in fact

THE GUARANTOR

Royalton Mexicana, S.A. de C.V.

_____

By: Jean Talbot
Title: Attorney

_____

By: Christopher Schaller
Title: Attorney

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STOCK PURCHASE AGREEMENT, dated as of August 2, 1999, between the shareholders of Marino Technologies, Incorporated named on the signature page hereof (the "Sellers"), and Consoltex (USA) Inc., a New York corporation (the "Purchaser").

W I T N E S S E T H:

WHEREAS, the Sellers own in the aggregate all the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share (the "Stock"), of Marino Technologies, Incorporated, a Delaware corporation (the "Company"); and

WHEREAS, the Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, the Shares, upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Purchaser and the Sellers hereby agree as follows:

Article 3.   ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

"AAA" has the meaning specified in Section 10.11.

"Acquisition Documents" has the meaning specified in Section 8.01.

"Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

"Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

"Agreement" or "this Agreement" means this Stock Purchase Agreement, dated as of August 2, 1999, between the Sellers and the Purchaser (including the Exhibits hereto and the Disclosure Schedule) and all amendments hereto made in accordance with the provisions of Section 10.09.

"Assets" has the meaning specified in Section 3.20.

"Business" means the business of manufacture, assembly, sale, refurbishing, importing and distribution of polypropylene bags in the United States and Mexico and all other business which prior to the date hereof has been conducted by the Company and the Subsidiaries.

"Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in The City of New York.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended through the date hereof.

"CERCLIS" means the Comprehensive Environmental Response, Compensation and Liability Information System, as updated through the date hereof.

"Claim" has the meaning specified in Section 10.11.

"Closing" has the meaning specified in Section 2.03.

"Closing Balance Sheet" means the audited consolidated balance sheet (including the related notes and schedules thereto) of the Company and the Subsidiaries, to be prepared pursuant to Section 2.07(a) and to be dated as of June 30, 1999.

"Closing Date" has the meaning specified in Section 2.03.

"Closing Date Net Debt" has the meaning specified in Section 2.07(b).

"Closing Date Net Working Capital" has the meaning specified in Section 2.07(b).

"Closing Payment" has the meaning specified in Section 2.02(b).

"Closing Payment Adjustment Amount" means $200,000.

"Code" means the Internal Revenue Code of 1986, as amended through the date hereof.

"Company" has the meaning specified in the recitals to this Agreement.

"Company Systems" has the meaning specified in Section 3.31.

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"control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

"Designated Amount" means $100,000.

"Determination Date" has the meaning specified in Section 2.07(c).

"Disclosure Schedule" means the Disclosure Schedule attached hereto, dated as of the date hereof, and forming a part of this Agreement.

"Employee Stock Options" means the non-qualified stock options (the "Options") granted to certain employees and/or directors of the Company pursuant to the Stock Option Agreements, in the amounts set forth in Section 3.03 of the Disclosure Schedule.

"Employment Agreement" means, as the case may be, (A) the Employment Agreement between the Company and Anthony Marino, (B) the Employment Agreement between the Company and Lawrence Marino and (C) the Employment Agreement between the Company and Carlos M. Echeverría, in each case dated as of July 31, 1999.

"Encumbrance" means any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens), charge, encumbrance, adverse claim, preferential arrangement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

"Environment" means surface waters, groundwaters, soil, subsurface strata and ambient air.

"Environmental Claims" means any and all actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, notices of liability or potential liability, investigations, proceedings, consent orders or consent agreements relating in any way to any Environmental Law, any Environmental Permit or any Hazardous Materials.

"Environmental Condition" means a condition relating to or arising or resulting from a failure to comply with any applicable Environmental Law or Environmental Permit or a Release of Hazardous Materials into the Environment.

"Environmental Law" means any Law, now or hereafter in effect and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment, health, safety or natural resources, including without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

"Environmental Permit" means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

"ERISA" has the meaning specified in Section 3.23(a).

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"Estimated Net Debt" has the meaning specified in Section 2.06(a).

"Estimated Net Working Capital" has the meaning specified in Section 2.06(a).

"Final Closing Date Net Debt" has the meaning specified in Section 2.07(c).

"Final Closing Date Net Working Capital" has the meaning specified in Section 2.07(c).

"Financial Statements" has the meaning specified in Section 3.08(a).

"Governmental Authority" means any United States federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

"Hazardous Materials" means (a) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls and (b) any other chemicals, materials or substances defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Law.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

"Indebtedness" means, with respect to any Person, (i) all indebtedness of such Person, whether or not contingent, for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services, (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the Sellers or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all obligations of such Person as lessee under leases that have been or should be, in accordance with U.S. GAAP, recorded as capital leases, (vi) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (vii) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (viii) all Indebtedness of others referred to in clauses (i) through (vi) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (a) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (b) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (c) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (d) otherwise to assure a creditor against loss, and (ix) all Indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

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"Indemnified Party" has the meaning specified in Section 8.02(a).

"Independent Accounting Firm" has the meaning specified in Section 2.06(b)(ii).

"Intellectual Property" shall mean: (i) United States, international, and foreign patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, domain names, trade dress, logos, and other source identifiers, including registrations and applications for registration thereof, (iii) copyrights, including registrations and applications for registration thereof, (iv) computer software, data, databases, and related documentation, and (v) confidential and proprietary information, including trade secrets and know-how.

"Interest Rate" has the meaning specified in Section 2.02(b).

"Interim Financial Statements" has the meaning specified in Section 3.08(a).

"Inventories" means all inventory, merchandise, finished goods, raw materials, packaging, supplies and other personal property related to the Business maintained, held or stored by or for the Company or any Subsidiary on the Closing Date and any prepaid deposits for any of the same.

"IRS" means the Internal Revenue Service of the United States.

"Law" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

"Leased Real Property" means the real property leased by the Company or any Subsidiary, as tenant, together with, to the extent leased by the Company or any Subsidiary, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company or any Subsidiary attached or appurtenant thereto, and all easements, licenses, rights and appurtenances relating to the foregoing.

"Letter of Intent" means the letter of intent dated as of March 24, 1999 between the Sellers and the Purchaser.

"Liabilities" means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including, without limitation, those arising under any Law (including, without limitation, any Environmental Law), Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

"Licensed Intellectual Property" shall mean (i) all licenses of Intellectual Property and Software licensed to the Company or any Subsidiary by any third party, and (ii) all licenses of Intellectual Property by the Company or any Subsidiary to any third party.

"Loss" has the meaning specified in Section 8.02.

"Marino Names" has the meaning specified in Section 5.08.

"Material Adverse Effect" means any circumstance, change in, or effect on the Business, the Company or any Subsidiary that, individually or in the aggregate with any other circumstances, changes in, or effects on, the Business, the Company or any Subsidiary: (a) is, or is reasonably likely to be, materially adverse to the Business, operations, Assets or Liabilities, employee relationships, customer or supplier relationships, prospects, results of operations or the condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or

347

(b) could adversely affect the ability of the Purchaser, the Company and the Subsidiaries to operate or conduct the Business in the manner in which it is currently operated or conducted by the Company and the Subsidiaries.

"Material Contracts" has the meaning specified in Section 3.17(a).

"Mexican GAAP" means generally accepted accounting principles and practices in Mexico as in effect from time to time and applied consistently throughout the periods involved.

"Multiemployer Plan" has the meaning specified in Section 3.23(b).

"Multiple Employer Plan" has the meaning specified in Section 3.23(b).

"Natural Resources" means land, fish, wildlife, biota, air, water, ground water, drinking water supplies, and other such resources.

"Net Debt" means any cash and cash instruments, less bank debt, obligations under capital leases or other forms of debt instruments, including all interest and early payment fees then due and payable thereon, of the Company existing at Closing.

"Net Working Capital" means the total of current assets including but not limited to all current assets such as trade and other receivables due in less than one year, inventory and prepaid expenses less all current liabilities including but not limited to trade and other payables, taxes, accruals, customer advances and any other payments due in less than one year, excluding Net Debt.

"Owned Intellectual Property" shall mean all Intellectual Property and Software owned by the Company or any Subsidiary.

"Owned Real Property" means the real property owned by the Company or any Subsidiary, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company or any Subsidiary attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

"Permitted Encumbrances" means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (a) liens for taxes, assessments and governmental charges or levies not yet due and payable; (b) Encumbrances imposed by law, such as materialmen's, mechanics', carriers', workmen's and repairmen's liens and other similar liens arising in the ordinary course of business securing obligations that (i) are not overdue for a period of more than 30 days and (ii) are not in excess of $5,000 in the case of a single property or $50,000 in the aggregate at any time; (c) pledges or deposits to secure obligations under workers' compensation laws or similar legislation or to secure public or statutory obligations; and (d) minor survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property that (i) were not incurred in connection with any Indebtedness, (ii) do not render title to the property encumbered thereby unmarketable and (iii) do not, individually or in the aggregate, materially adversely affect the value or use of such property for its current and anticipated purposes.

"Person" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

"Plans" has the meaning specified in Section 3.23(a).

"Post-Closing Adjustment" has the meaning specified in Section 2.07(c).

"Purchase Price" has the meaning specified in Section 2.02.

"Purchase Price Bank Account" means a bank account in the United States to be designated by the Sellers in a written notice to the Purchaser at least five Business Days before the Closing.

"Purchaser" has the meaning specified in the recitals to this Agreement.

"Purchaser's Accountants" means PricewaterhouseCoopers, independent accountants of the Purchaser.

"Real Property" means the Leased Real Property and the Owned Real Property.

"Receivables" means any and all accounts receivable, notes and other amounts receivable by the Company or any Subsidiary from third parties, including, without limitation, customers, arising from the conduct of the Business or otherwise before the Closing Date, whether or not in the ordinary course, together with all unpaid financing charges accrued thereon.

"Reference Balance Sheet" means the audited consolidated balance sheet (including the related notes and schedules thereto) of the Company, dated as of December 31, 1998, a copy of which is set forth in Section 3.08(a) of the Disclosure Schedule.

"Reference Balance Sheet Date" means December 31, 1998.

"Regulations" means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

"Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing and the like into or upon any land or water or air or otherwise entering into the Environment.

"Remedial Action" means all action to (i) clean up, remove, treat or handle in any other way Hazardous Materials in the Environment; (ii) restore or reclaim the Environment or Natural Resources; (iii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or the Environment; or (iv) perform remedial investigations, feasibility studies, corrective actions, closures, and postremedial or postclosure studies, investigations, operations, maintenance and monitoring on, about or in any Real Property.

"Restricted Period" has the meaning specified in Section 5.09.

"Returns" has the meaning specified in Section 6.02.

"Rules" has the meaning specified in Section 10.11.

"Sellers" has the meaning specified in the recitals to this Agreement.

"Sellers' Accountants" means Arthur Andersen, L.L.P., independent accountants of the Sellers.

"Software" shall mean all computer software material to the operation of the Business of the Company or any Subsidiary.

"Statement of Closing Date Net Debt" has the meaning specified in Section 2.07(a).

"Statement of Closing Date Net Working Capital" has the meaning specified in Section 2.07(a).

"Statement of Estimated Net Debt" has the meaning specified in Section 2.06(a).

"Statement of Estimated Net Working Capital" has the meaning specified in Section 2.06(a).

"Stock" has the meaning specified in the recitals to this Agreement.

"Stone" has the meaning specified in Section 3.17.

"Subsequent Payment" has the meaning specified in Section 2.02(b).

"Subsidiaries" means Walpole, Inc. ("Walpole") and Marino Technologies de México, S.A. de C.V. ("Marino de México").

"Tangible Personal Property" has the meaning specified in Section 3.22(a).

"Tax" or "Taxes" means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges.

"Third Party Claims" has the meaning specified in Section 8.02(b).

"U.S. GAAP" means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

"Vendors" means any and all vendors who are unaffiliated with the Sellers or the Company and who supply raw materials, components, spare parts, supplies, goods, merchandise or services to the Company or any Subsidiary.

"Year 2000 Compliant" has the meaning specified in Section 3.31.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Purchase and Sale of the Shares.   Upon the terms and subject to the conditions of this Agreement, at the Closing, the Sellers shall sell to the Purchaser, and the Purchaser shall purchase from the Sellers, the Shares.

SECTION 2.02. Purchase Price. (a) Subject to the adjustments set forth in Sections 2.06 and 2.07, the aggregate purchase price for the Shares shall be $26 million (the "Purchase Price").

(b)   The Purchase Price shall be paid as follows: (i) subject to Section 2.02(c), $20.6 million at the Closing (the "Closing Payment"); and (ii) subject to any rights to withhold or offset such payments provided elsewhere in this Agreement, $1.08 million on each of January 1, 2000, July 1, 2000, January 1, 2001, July 1, 2001 and January 1, 2002 (each, a "Subsequent Payment"); provided that, at each payment date for a Subsequent Payment, (x) one-half of the remaining amount of the Purchase Price shall be forfeited in the event that either Lawrence Marino or Carlos Echeverría is no longer employed in accordance with his Employment Agreement or (y) all of the remaining amount of the Purchase Price shall be forfeited in the event that both Lawrence Marino and Carlos Echeverría are no longer employed in accordance with their respective Employment Agreements, in each case other than pursuant to termination without cause by the Company or resignation for good reason by the employee, as such terms are defined in the Employment Agreements, or death. The Subsequent Payment amounts shall each bear interest from the Closing Date through the date of payment at the rate of LIBOR as publicly announced by the Bank of America, N.A. or any successor thereto in New York, New York from the Closing Date to the date of payment plus 1% (the "Interest Rate"). The Closing Payment shall bear interest at the Interest Rate from July 1, 1999 through the Closing Date.

(c)   The Closing Payment Adjustment Amount shall be withheld from the Closing Payment until any adjustment of the Closing Payments under Section 2.07(c) becomes final, at which any remaining portion of the Closing Payment Adjustment Amount, together with interest thereon at the Interest Rate, will be paid to the Sellers.

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SECTION 2.03. <u>Closing</u>. Upon the terms and subject to the conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the "<u>Closing</u>") to be held at the offices of Shearman & Sterling, 599 Lexington Avenue, New York, New York at 10:00 A.M. New York time on the later to occur of (i) July 30, 1999 and (ii) the third Business Day following the later to occur of (A) expiration or termination of all applicable waiting periods under the HSR Act and (B) satisfaction or waiver of all other conditions to the obligations of the parties set forth in Article VII, or at such other place or at such other time or on such other date as the Sellers and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the "<u>Closing Date</u>").

SECTION 2.04. <u>Closing Deliveries by the Sellers</u>. At the Closing, the Sellers shall deliver or cause to be delivered to the Purchaser:

(a)   stock certificates evidencing the Shares and Anthony Marino's 1% interest in Marino de México duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Purchaser and with all required stock transfer tax stamps affixed;

(b)   receipt for the Closing Payment minus the Closing Payment Adjustment Amount;

(c)   executed copies of each of the Employment Agreements; and

(d)   the opinions, certificates and other documents required to be delivered pursuant to Section 7.02.

SECTION 2.05. <u>Closing Deliveries by the Purchaser</u>. At the Closing, the Purchaser shall deliver to the Sellers:

(a)   the Closing Payment determined in accordance with Section 2.06(b) minus the Closing Payment Adjustment Amount; and

(b)   the opinions, certificates and other documents required to be delivered pursuant to Section 7.01.

SECTION 2.06. <u>Estimate of Purchase Price</u>. The Purchase Price to be paid at the Closing shall be subject to adjustment prior to the Closing as specified in this Section 2.06:

(a)   <u>Estimated Net Working Capital and Estimated Net Debt</u>. Five Business Days prior to the Closing, the Sellers shall deliver to the Purchaser (i) their estimate of Net Working Capital as of June 30, 1999 ("<u>Estimated Net Working Capital</u>") (the "<u>Statement of Estimated Net Working Capital</u>"), together with reasonable supporting financial information therefor, and (ii) their estimate of Net Debt as of June 30, 1999 ("<u>Estimated Net Debt</u>") (the "<u>Statement of Estimated Net Debt</u>"), together with reasonable supporting financial information therefor. The Sellers shall use their reasonable best efforts to ensure that all Net Debt is paid in full prior to the Closing.

(b)   <u>Amount of Closing Payment</u>. (i) To the extent that Estimated Net Working Capital exceeds $2,694,000, the amount of the Closing Payment shall be adjusted upward from the Purchase Price in an amount equal to such excess;

(ii)   to the extent that Estimated Net Working Capital is less than $2,694,000, the Closing Payment shall be adjusted downward from the Purchase Price in an amount equal to such deficiency; and

(iii)   to the extent that there is any Estimated Net Debt, the Closing Payment shall be adjusted downward from the Purchase Price in an amount equal to such Estimated Net Debt and all accrued interest thereon and costs to retire such Net Debt.

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SECTION 2.07. <u>Post-Closing Adjustment of Closing Payment</u>. The Closing Payment shall be subject to adjustment after the Closing as specified in this Section 2.07:

(a)　　<u>Closing Balance Sheet</u>. As promptly as practicable, but in any event on or before September 15, 1999, the Purchaser shall deliver to the Sellers the Closing Balance Sheet, together with a report thereon of the Purchaser's Accountants stating that the Closing Balance Sheet fairly presents in all material respects the consolidated financial position of the Company as of June 30, 1999 in conformity with U.S. GAAP applied on a basis consistent with the preparation of the Reference Balance Sheet. The Purchaser shall also deliver with the Closing Balance Sheet (i) a statement based on such Closing Balance Sheet setting forth the Purchaser's calculation of actual Net Working Capital as of June 30, 1999 ("<u>Closing Date Net Working Capital</u>") (the "<u>Statement of Closing Date Net Working Capital</u>") and (ii) a statement based on such Closing Balance Sheet setting forth the Purchaser's calculation of actual Net Debt as of June 30, 1999, if any ("<u>Closing Date Net Debt</u>") (the "<u>Statement of Closing Date Net Debt</u>").

(b)　　<u>Disputes</u>. (i) Subject to clause (ii) of this Section 2.07(b), the Closing Balance Sheet delivered by the Purchaser to the Sellers shall be deemed to be and shall be final, binding and conclusive on the parties hereto.

(ii)　　The Sellers may dispute any amounts reflected on the Closing Balance Sheet and the Statements of Closing Date Net Working Capital and Closing Date Net Debt only on the basis that the amounts reflected on the Closing Balance Sheet were not arrived at in accordance with U.S. GAAP applied on a basis consistent with the preparation of the Reference Balance Sheet, excluding normal recurring adjustments; <u>provided</u>, <u>however</u>, that the Sellers shall have notified the Purchaser and the Purchaser's Accountants in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within 15 Business Days of the Purchaser's delivery of the Closing Balance Sheet and the Purchaser's calculation of Closing Date Net Working Capital and Closing Date Net Debt. In the event of such a dispute, the Sellers' Accountants and the Purchaser's Accountants shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto. If any such resolution by the Purchaser's Accountants and the Sellers' Accountants leaves in dispute amounts the net effect of which in the aggregate would not affect the Closing Date Net Working Capital reflected on the Closing Balance Sheet by more than the Designated Amount, all such amounts remaining in dispute shall then be deemed to have been resolved one-half in favor of the Purchaser and one-half in favor of the Sellers. If the Sellers' Accountants and the Purchaser's Accountants are unable to reach a resolution with such effect within 20 Business Days after receipt by the Purchaser and the Purchaser's Accountants of the Sellers' written notice of dispute, the Sellers' Accountants and the Purchaser's Accountants shall submit the items remaining in dispute for resolution to Deloitte & Touche, L.L.P. (or, if such firm shall decline to act or is not, at the time of such submission, independent of the Sellers, the Company and the Purchaser, to another independent accounting firm of international reputation mutually acceptable to the Purchaser and the Sellers) (either Deloitte & Touche, L.L.P. or such other accounting firm being referred to herein as the "<u>Independent Accounting Firm</u>"), which shall, within 30 Business Days after such submission, determine and report to the Purchaser and the Sellers upon such remaining disputed items, and such report shall be final, binding and conclusive on the Sellers and the Purchaser. The fees and disbursements of the Independent Accounting Firm shall be allocated between the Sellers and the Purchaser in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted.

(iii)　　In acting under this Agreement, the Purchaser's Accountants, the Sellers' Accountants and the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.

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(c)   Closing Payment Adjustment. The calculation of Closing Date Net Working Capital and Closing Date Net Debt shall be deemed final ("Final Closing Date Net Working Capital" and "Final Closing Date Net Debt," respectively) for the purposes of this Section 2.07 upon the earliest of (A) the failure of the Sellers to notify the Purchaser of a dispute within 15 Business Days of the Purchaser's delivery of the Closing Balance Sheet to the Sellers, (B) the resolution of all disputes, pursuant to Section 2.07(b)(ii), by Purchaser's and the Sellers' Accountants and (C) the resolution of all disputes, pursuant to Section 2.07(b)(ii), by the Independent Accounting Firm (such date being the "Determination Date"). Within three Business Days of the calculation of Final Closing Date Net Working Capital and Final Closing Date Net Debt being deemed final, a Closing Payment adjustment shall be made as follows:

(i)   in the event that the Final Closing Date Net Debt is greater than Estimated Net Debt, then the Closing Payment shall be adjusted downward in an amount equal to the difference between the Final Closing Date Net Debt and Estimated Net Debt;

(ii)   in the event that the Final Closing Date Net Debt is less than Estimated Net Debt, then the Closing Payment shall be adjusted upward in an amount equal to the difference between the Final Closing Date Net Debt and Estimated Net Debt;

(iii)   in the event that the Final Closing Date Net Working Capital is greater than Estimated Net Working Capital, then the Closing Payment shall be adjusted upward in an amount equal to such excess; and

(iv)   in the event that the Final Closing Date Net Working Capital is less than Estimated Net Working Capital, then the Closing Payment shall be adjusted downward in an amount equal to such deficiency.

Upon the final determination of the amount of any cumulative adjustment to the Closing Payment pursuant to (i) through (iv) above (the "Post-Closing Adjustment"), such Post-Closing Adjustment, plus interest at the Interest Rate from July 1, 1999 to the date of payment, shall be paid as follows, in each case by wire transfer in immediately available funds:

(A)   in the event that a Post-Closing Adjustment is due to the Purchaser in an amount less than the Closing Payment Adjustment Amount, then the Purchaser shall retain the amount of the Post-Closing Adjustment from the Closing Payment Adjustment Amount and pay the balance of the Closing Payment Adjustment Amount to the Sellers within three Business Days of the Determination Date; or

(B)   in the event that a Post-Closing Adjustment is due to the Purchaser in an amount greater than the Closing Payment Adjustment Amount, then the Purchaser shall retain the Closing Payment Adjustment Amount and the Sellers, within three Business Days of the Determination Date, shall pay the amount of the Post-Closing Adjustment that is in excess of the Closing Payment Adjustment Amount to the Purchaser; or

(C)   in the event that a Post-Closing Adjustment is due to the Sellers, then the Purchaser shall pay the sum of the Closing Payment Adjustment Amount and the Post-Closing Adjustment to the Sellers within three Business Days of the Determination Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

As an inducement to the Purchaser to enter into this Agreement, the Sellers hereby represent and warrant jointly and severally to the Purchaser as follows:

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SECTION 3.01. Qualification of the Sellers. The execution and delivery of this Agreement by the Sellers, the performance by the Sellers of their obligations hereunder and the consummation by the Sellers of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Sellers. This Agreement has been duly executed and delivered by the Sellers, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes a legal, valid and binding obligation of the Sellers enforceable against each of the Sellers in accordance with its terms.

SECTION 3.02. Organization, Authority and Qualification of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as it has been and is currently conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable and all such jurisdictions are set forth in Section 3.02 of the Disclosure Schedule. All corporate actions taken by the Company have been duly authorized, and the Company has not taken any action that in any respect conflicts with, constitutes a default under or results in a violation of any provision of its Certificate of Incorporation or By-laws. True and correct copies of the Certificate of Incorporation and By-laws of the Company, each as in effect on the date hereof, have been delivered by the Sellers to the Purchaser.

SECTION 3.03. Capital Stock of the Company; Ownership of the Shares. (a) The authorized capital stock of the Company consists of 2,000,000 shares of Common Stock. As of the date hereof, 1,431,000 shares of Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable. None of the issued and outstanding shares of Common Stock was issued in violation of any preemptive rights. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Stock or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. The Shares constitute all the issued and outstanding capital stock of the Company and are owned of record and beneficially solely by the Sellers in the aggregate, free and clear of all Encumbrances. Upon consummation of the transactions contemplated by this Agreement and registration of the Shares in the name of the Purchaser in the stock records of the Company, the Purchaser, assuming it shall have purchased the Shares for value in good faith and without notice of any adverse claim, will own all the issued and outstanding capital stock of the Company free and clear of all Encumbrances. Upon consummation of the transactions contemplated by this Agreement, the Shares will be fully paid and nonassessable. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

(b)   The stock register of the Company accurately records: (i) the name and address of each Person owning shares of capital stock of the Company and (ii) the certificate number of each certificate evidencing shares of capital stock issued by the Company, the number of shares evidenced by each such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation.

SECTION 3.04. Subsidiaries. (a) Other than the Subsidiaries, there are no other corporations, partnerships, joint ventures, associations or other entities in which the Company owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same. The Company is not a member of (nor is any part of the Business conducted through) any partnership. The Company is not a participant in any joint venture or similar arrangement.

(b)   Each Subsidiary: (i) is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, (ii) has all necessary power and authority to own, operate or lease the properties and assets owned, operated or leased by such Subsidiary and to carry on its business as it has been and is currently conducted by such Subsidiary and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable.

(c)   All the outstanding shares of capital stock of each Subsidiary are validly issued, fully paid, nonassessable and are owned by the Company directly, free and clear of all Encumbrances, except that Anthony Marino owns 1% of the capital stock of Marino de México.

(d)   There are no options, warrants, convertible securities, or other rights, agreements, arrangements or commitments of any character relating to the capital stock of any Subsidiary or obligating the Sellers, the Company or any Subsidiary to issue or sell any shares of capital stock of, or any other interest in, any Subsidiary.

(e)   All corporate actions taken by each Subsidiary have been duly authorized and no Subsidiary has taken any action that in any respect conflicts with, constitutes a default under or results in a violation of any provision of its charter or by-laws (or similar organizational documents). True and complete copies of the charter and by-laws (or similar organizational documents), in each case as in effect on the date hereof, of each Subsidiary have been delivered by the Sellers to the Purchaser.

(f)   No Subsidiary is a member of (nor is any part of its business conducted through) any partnership nor is any Subsidiary a participant in any joint venture or similar arrangement.

(g)   There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of capital stock of or any other interests in any Subsidiary.

(h)   The stock register of each Subsidiary accurately records: (i) the name and address of each Person owning shares of capital stock of such Subsidiary and (ii) the certificate number of each certificate evidencing shares of capital stock issued by such Subsidiary, the number of shares evidenced each such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation.

SECTION 3.05. Corporate Books and Records. The minute books of the Company and the Subsidiaries contain accurate records of all meetings and accurately reflect all other actions taken by the stockholders, Boards of Directors and all committees of the Boards of Directors of the Company and the Subsidiaries. Complete and accurate copies of all such minute books and of the stock register of the Company and each Subsidiary have been provided by the Sellers to the Purchaser.

SECTION 3.06. No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 3.07 have been obtained and all filings and notifications listed in Section 3.07 of the Disclosure Schedule have been made, the execution, delivery and performance of this Agreement by the Sellers do not and will not (a) violate, conflict with or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of the Company or any Subsidiary, (b) conflict with or violate (or cause an event which could have a Material Adverse Effect as a result of) any Law or Governmental Order applicable to any of Sellers, the Company, any Subsidiary or any of their respective assets, properties or businesses, including, without limitation, the Business, or (c) except as set forth in Section 3.06 of the Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares or on any of the assets or properties of any of Sellers, the Company or any Subsidiary pursuant to, any note, bond, mortgage or

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indenture, or any material contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which any of Sellers, the Company or any Subsidiary is a party or by which any of the Shares or any of such assets or properties is bound or affected.

SECTION 3.07. <u>Consents and Approvals</u>. (a) The execution, delivery and performance of this Agreement by the Sellers do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority, except (i) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not have a Material Adverse Effect and (ii) the notification requirements of the HSR Act.

(b)   The execution, delivery and performance of this Agreement by the Sellers do not and will not require any third-party consents, approvals, authorizations or actions on the part of the Sellers, except (i) as described in Section 3.07 of the Disclosure Schedule or (ii) where failure to obtain such consents, approvals, authorizations or actions would not have a Material Adverse Effect. Each of such third-party consents, approvals, authorizations or actions has been obtained by the Sellers at no cost to the Purchaser.

SECTION 3.08. <u>Financial Information, Books and Records, Projections and Operating Data</u>. (a) True and complete copies of (i) the audited consolidated balance sheet of the Company for each of the three fiscal years ended as of December 31, 1996, December 31, 1997 and December 31, 1998, and the related audited consolidated statements of operations, shareholders' equity and cash flows, together with all related notes and schedules thereto, accompanied by the reports thereon of the Sellers' Accountants (collectively referred to herein as the "<u>Financial Statements</u>"), (ii) the unaudited balance sheets of each of the Company, Walpole and Marino de México for each of the three fiscal years ended December 31, 1996, December 31, 1997 and December 31, 1998 and (iii) the unaudited consolidated balance sheet of the Company as of March 31, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows, together with all related notes and schedules thereto (collectively referred to herein as the "<u>Interim Financial Statements</u>") have been delivered by the Sellers to the Purchaser. The Financial Statements, the Interim Financial Statements and the Reference Balance Sheet (i) were prepared in accordance with the books of account and other financial records of the Company, (ii) present fairly in all material respects the consolidated financial condition and results of operations of the Company and the Subsidiaries as of the dates thereof or for the periods covered thereby, (iii) have been prepared in accordance with U.S. GAAP applied on a basis consistent with the past practices of the Company, and (iv), except for the change in accounting for Inventories in the Financial Statement (as disclosed therein) for the fiscal year ended December 31, 1998, include all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation of the consolidated financial condition of the Company and the Subsidiaries and the results of the operations of the Company and the Subsidiaries as of the dates thereof or for the periods covered thereby.

(b)   The books of account and other financial records of the Company and the Subsidiaries: (i) reflect all items of income and expense and all assets and Liabilities required to be reflected therein in accordance with U.S. GAAP applied on a basis consistent with the past practices of the Company, (ii) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies and (iii) have been maintained in accordance with good business and accounting practices.

SECTION 3.09. <u>No Undisclosed Liabilities</u>. There are no Liabilities of the Company or any Subsidiary, other than Liabilities (i) reflected or reserved against on the Reference Balance Sheet or (ii) incurred in the ordinary course since the Reference Balance Sheet Date and that would not, in the aggregate, have a Material Adverse Effect. Reserves are reflected on the Reference Balance Sheet against all Liabilities of the Company and the Subsidiaries in amounts that have been established on a basis consistent with the past practices of the Company and the Subsidiaries and in accordance with U.S. GAAP.

SECTION 3.10. <u>Receivables</u>. Except to the extent, if any, reserved for on the Reference Balance Sheet, all Receivables reflected on the Reference Balance Sheet arose from, and the Receivables existing on the Closing Date will have arisen from, the sale of Inventory or services to Persons not affiliated with the Sellers, the Company or any Subsidiary and in the ordinary course of the Business consistent with past practice and, except as reserved against on the Reference Balance Sheet, constitute or will constitute, as the case may be, only valid, undisputed claims of the Company or a Subsidiary not subject to valid claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of the Business consistent with past practice. All Receivables reflected on the Reference Balance Sheet or arising from the date thereof until the Closing (subject to the reserve for bad debts, if any, reflected on the Reference Balance Sheet) are or will be good and have been collected or are or will be collectible, without resort to litigation or extraordinary collection activity, within 90 days of the Closing Date.

SECTION 3.11. <u>Inventories</u>. (a) Subject to amounts reserved therefor on the Reference Balance Sheet, the values at which all Inventories are carried on the Reference Balance Sheet reflect the historical inventory valuation policy of the Company and the Subsidiaries of stating such Inventories at the lower of cost or market value and all Inventories are valued such that the Company and the Subsidiaries will earn their customary gross margins thereon. Except as set forth in Section 3.11 of the Disclosure Schedule, the Company or a Subsidiary, as the case may be, has good and marketable title to the Inventories free and clear of all Encumbrances. The Inventories do not consist of, in any material amount, items that are obsolete, damaged or slow-moving. The Inventories do not consist of any items held on consignment. Neither the Company nor any Subsidiary is under any obligation or liability with respect to accepting returns of items of Inventory or merchandise in the possession of their customers other than in the ordinary course of business consistent with past practice. No clearance or extraordinary sale of the Inventories has been conducted since the Reference Balance Sheet Date. Neither the Company nor any Subsidiary has acquired or committed to acquire or manufacture Inventory for sale which is not of a quality and quantity usable in the ordinary course of the Business within a reasonable period of time and consistent with past practice, nor has the Company or any Subsidiary changed the price of any Inventory except for (i) price reductions to reflect any reduction in the cost thereof to the Company or such Subsidiary, (ii) reductions and increases responsive to normal competitive conditions and consistent with the Company's or such Subsidiary's past sales practices, (iii) increases to reflect any increase in the cost thereof to the Company or such Subsidiary and (iv) increases and reductions made with the written consent of the Purchaser. Section 3.11 of the Disclosure Schedule is a complete list of the addresses of all warehouses and other facilities in which the Inventories are located.

(b)   The Inventories are in good and merchantable condition in all material respects, are suitable and usable for the purposes for which they are intended and are in a condition such that they can be sold in the ordinary course of the Business consistent with past practice.

SECTION 3.12. <u>Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions</u>. Since the Reference Balance Sheet Date, the business of the Company and the Subsidiaries has been conducted in the ordinary course, consistent with past practice, and, since January 1, 1999 the Company has continued actively to manage, promote and grow the Business. As amplification and not limitation of the foregoing, except as would not have a Material Adverse Effect and except as set forth in Section 3.12 of the Disclosure Schedule, since the Reference Balance Sheet Date, neither the Company nor any Subsidiary has:

(i)   permitted or allowed any of the assets or properties (whether tangible or intangible) of the Company or any Subsidiary to be subjected to any Encumbrance, other than Permitted Encumbrances and Encumbrances that will be released at or prior to the Closing;

(ii)   except in the ordinary course of business consistent with past practice, discharged or otherwise obtained the release of any Encumbrance or paid or otherwise discharged any Liability, other than current liabilities

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reflected on the Reference Balance Sheet and current liabilities incurred in the ordinary course of business consistent with past practice since the Reference Balance Sheet Date;

(iii)   made any loan to, guaranteed any Indebtedness of or otherwise incurred any Indebtedness on behalf of any Person;

(iv)   failed to pay any creditor any amount owed to such creditor when due;

(v)   redeemed any of the capital stock or declared, made or paid any dividends or distributions (whether in cash, securities or other property) to the holders of capital stock of the Company or any Subsidiary or otherwise, other than dividends, distributions and redemptions declared, made or paid by any Subsidiary solely to the Company;

(vi)   made any material changes in the customary methods of operations of the Company or any Subsidiary, including, without limitation, practices and policies relating to manufacturing, purchasing, Inventories, marketing, selling and pricing;

(vii)   merged with, entered into a consolidation with or acquired an interest of 5% or more in any Person or acquired a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquired any material assets other than in the ordinary course of business consistent with past practice;

(viii)   made any capital expenditure or commitment for any capital expenditure in excess of $100,000 individually or $1 million in the aggregate;

(ix)   issued any sales orders or otherwise agreed to make any purchases involving exchanges in value in excess of $100,000 individually or $1 million in the aggregate;

(x)   sold, transferred, leased, subleased, licensed or otherwise disposed of any properties or assets, real, personal or mixed (including, without limitation, leasehold interests and intangible assets), other than the sale of Inventories in the ordinary course of business consistent with past practice;

(xi)   issued or sold any capital stock, notes, bonds or other securities, or any option, warrant or other right to acquire the same, of, or any other interest in, the Company or any Subsidiary;

(xii)   entered into any agreement, arrangement or transaction with any of its directors, officers, employees or shareholders (or with any relative, beneficiary, spouse or Affiliate of such Person);

(xiii)   (A) granted any increase, or announced any increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable by the Company or any Subsidiary to any of its employees, including, without limitation, any increase or change pursuant to any Plan or (B) established or increased or promised to increase any benefits under any Plan, in either case except as required by Law or any collective bargaining agreement and except for ordinary increases consistent with the past practices of the Company or such Subsidiary;

(xiv)   written down or written up (or failed to write down or write up in accordance with U.S. GAAP consistent with past practice) the value of any Inventories or receivables or revalued any assets of the Company or any Subsidiary other than in the ordinary course of business consistent with past practice (except for the change in accounting for Inventories in the Financial Statement (as disclosed therein) for the fiscal year ended December 31, 1998) and in accordance with U.S. GAAP;

(xv)   amended, terminated, cancelled or compromised any material claims of the Company or any Subsidiary or waived any other rights of substantial value to the Company or any Subsidiary;

(xvi)   made any change in any method of accounting or accounting practice or policy used by the Company or any Subsidiary, other than such changes required by U.S. GAAP and disclosed in Section 3.12 of the Disclosure Schedule;

(xvii)   failed to maintain the Assets in accordance with good business practice and in good operating condition and repair;

(xviii) allowed any Permit or Environmental Permit that was issued or relates to the Company or any Subsidiary or otherwise relates to any Asset to lapse or terminate or failed to renew any such Permit or Environmental Permit or any insurance policy that is scheduled to terminate or expire within 45 calendar days of the Closing Date;

(xix)   amended, modified or consented to the termination of any Material Contract or the Company's or any Subsidiary's rights thereunder;

(xx)   amended or restated the Certificate of Incorporation or the By-laws (or other organizational documents) of the Company or any Subsidiary;

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(xxi) terminated, discontinued, closed or disposed of any plant, facility or other business operation, or laid off any employees (other than layoffs of less than 50 employees in any six-month period in the ordinary course of business consistent with past practice) or implemented any early retirement, separation or program providing early retirement window benefits within the meaning of Section 1.401(a)-4 of the Regulations or announced or planned any such action or program for the future;

(xxii) made any commitments to make any political or charitable contribution in excess of $5,000;

(xxiii) disclosed any secret or confidential Intellectual Property (except by way of issuance of a patent) or permitted to lapse or go abandoned any Intellectual Property (or any registration or grant thereof or any application relating thereto) to which, or under which, the Company or any Subsidiary has any right, title, interest or license;

(xxiv) made any express or deemed election or settled or compromised any liability, with respect to Taxes of the Company or any Subsidiary;

(xxv) suffered any casualty loss or damage with respect to any of the Assets which in the aggregate have a replacement cost of more than $100,000, whether or not such loss or damage shall have been covered by insurance;

(xxvi) suffered any Material Adverse Effect; or

(xxvii) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.12 or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in this Section 3.12, except as expressly contemplated by this Agreement.

SECTION 3.13. Litigation. Except as set forth in Section 3.13 of the Disclosure Schedule (which, with respect to each Action disclosed therein, sets forth: the parties, nature of the proceeding, date and method commenced, amount of damages or other relief sought and, if applicable, paid or granted), there are no Actions by or against the Company or any Subsidiary (or by or against the Sellers or any Affiliate thereof and relating to the Business, the Company or any Subsidiary), or affecting any of the Assets, pending before any Governmental Authority (or, to the best knowledge of the Sellers after due inquiry, threatened to be brought by or before any Governmental Authority). None of the matters disclosed in Section 3.13 of the Disclosure Schedule has had or is reasonably likely to have a Material Adverse Effect or could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby. Except as set forth in Section 3.13 of the Disclosure Schedule, none of the Company, the Subsidiaries nor any of the Assets nor any of the Sellers is subject to any Governmental Order (nor, to the best knowledge of the Sellers after due inquiry, are there any such Governmental Orders threatened to be imposed by any Governmental Authority) which has had or is reasonably likely to have a Material Adverse Effect.

SECTION 3.14. Certain Interests. (a) Except as disclosed in Section 3.14(a) of the Disclosure Schedule, no officer or director of the Company or any Subsidiary and no relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any such officer or director:

(i) has any direct or indirect financial interest in any competitor, supplier or customer of the Company or any Subsidiary, provided, however, that the ownership of securities representing no more than one percent of the outstanding voting power of any competitor, supplier or customer, and which are listed on any national securities exchange or traded actively in the national over-the-counter market, shall not be deemed to be a "financial interest" so long as the Person owning such securities has no other connection or relationship with such competitor, supplier or customer;

(ii)   owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property which the Company or any Subsidiary uses or has used in the conduct of the Business or otherwise; or

(iii)   has outstanding any Indebtedness to the Company or any Subsidiary.

(b)   Except as disclosed in Section 3.14(b) of the Disclosure Schedule, no officer or director of the Company or any Subsidiary and no relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any such officer or director has outstanding any Indebtedness to any Seller.

(c)   Except as disclosed in Section 3.14(c) of the Disclosure Schedule, neither the Company nor any Subsidiary has any Liability or any other obligation of any nature whatsoever to any officer, except for compensation under a plan disclosed pursuant to Section 3.23, director or shareholder of the Company or any Subsidiary or to any relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any such officer, director or shareholder.

SECTION 3.15. Compliance with Laws. (a) Except as set forth in Section 3.15(a) of the Disclosure Schedule, the Company and the Subsidiaries have each conducted and continue to conduct the Business in all material respects in accordance with all Laws and Governmental Orders applicable to the Company or any Subsidiary or any of the Assets or the Business, and neither the Company nor any Subsidiary is in material violation of any such Law or Governmental Order.

(b)   Section 3.15(b) of the Disclosure Schedule sets forth a brief description of each Governmental Order applicable to the Company or any Subsidiary or any of the Assets or the Business, and no such Governmental Order has had or is reasonably likely to have a Material Adverse Effect.

SECTION 3.16. <u>Environmental Matters</u>. (a) Except as disclosed in Section of the Disclosure Schedule:

(i)   The Company is in compliance with, and for the past three years has been in compliance with, all applicable Environmental Laws and all Environmental Permits. All past non-compliance with Environmental Laws or Environmental Permits has been resolved without any pending, on-going or future obligation, cost or liability, and there is no requirement proposed for adoption or implementation under any Environmental Law or Environmental Permit that is reasonably expected to have a Material Adverse Effect.

(ii)   There are no underground or aboveground storage tanks or any surface impoundments, septic tanks, pits, sumps or lagoons in which Hazardous Materials are being or have been treated, stored or disposed on any of the Real Property or on any property formerly owned, leased, used or occupied by the Company.

(iii)   The Company has not, and to its knowledge no other Person has, Released Hazardous Materials on any of the Real Property or on any property formerly owned, leased, used or occupied by the Company.

(iv)   The Company is not conducting, and has not undertaken or completed, any Remedial Action relating to any Release or threatened Release at the Real Property or at any other site, location or operation, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law or Environmental Permit.

(v)   There is no asbestos or asbestos-containing material on any of the Real Property.

(vi)   None of the Real Property is listed or proposed for listing, or adjoins any other property that is listed or proposed for listing, on the National Priorities List or the CERCLIS under CERCLA or any analogous federal, state or local list.

(vii)   There are no Environmental Claims pending or threatened against The Company, the Business or the Real Property, and to its knowledge there are no circumstances that can reasonably be expected to form the basis of any such Environmental Claim, including without limitation with respect to any off-site disposal location presently or formerly used by the Company or any of its predecessors or with respect to any previously owned or operated facilities.

(viii)   The Company can maintain present production levels in compliance with applicable Environmental Laws without a material increase in capital or operating expenditures and without modifying any Environmental Permits or obtaining any additional Environmental Permits.

(ix)   There are no wetlands or any areas subject to any legal requirement or restriction in any way related to wetlands (including, without limitation, requirements or restrictions related to buffer or transition areas or open waters) at or affecting the Real Property.

(b)   The Sellers have provided the Purchaser with copies of (i) any environmental assessment or audit reports or other similar studies or analyses relating to the Business, the Real Property or the Company, and (ii) all insurance policies issued at any time that may provide coverage to the Company or the Business for environmental matters.

(c)   Except as disclosed in Section 3.16 of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated herein will require any Remedial Action or notice to or

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consent of Governmental Authorities or third parties pursuant to any applicable Environmental Law or Environmental Permit, including, without limitation, the New Jersey Industrial Site Recovery Act.

SECTION 3.17. Material Contracts. (a) Section 3.17(a) of the Disclosure Schedule lists each of the following contracts and agreements of the Company and the Subsidiaries (such contracts and agreements, together with all contracts, agreements, leases and subleases concerning any Real Property listed or otherwise disclosed in Section 3.19(a) or 3.19(b) of the Disclosure Schedule to which the Company or any Subsidiary is a party and all agreements relating to Intellectual Property, being "Material Contracts"):

(i)   each contract and agreement for the purchase of Inventory, spare parts, other materials or personal property with any supplier or for the furnishing of services to the Company or any Subsidiary under the terms of which the Company or any Subsidiary (A) is likely to pay or otherwise give consideration of more than $100,000 in the aggregate during the calendar year ending December 31, 1999, (B) is likely to pay or otherwise give consideration of more than $100,000 in the aggregate over the remaining term of such contract or (C) cannot be canceled by the Company or such Subsidiary without penalty or further payment of more than $50,000;

(ii)   the Distributor Agreement Renewal dated March 15, 1999 between Smurfit-Stone Container Corporation ("Stone") and the Company;

(iii)   all broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Subsidiary is a party under the terms of which the Company or such Subsidiary (A) is likely to pay or otherwise give consideration of more than $100,000 in the aggregate during the calendar year ending December 31, 1999, (B) is likely to pay or otherwise give consideration of more than $100,000 in the aggregate over the remaining term of such contract or (C) cannot be canceled by the Company or such Subsidiary without penalty or further payment of more than $50,000;

(iv)   all management contracts and contracts with independent contractors or consultants (or similar arrangements) to which the Company or any Subsidiary is a party under the terms of which the Company or any Subsidiary: (A) is likely to pay or otherwise give consideration of more than $10,000 in the aggregate during the calendar year ending December 31, 1999, (B) is likely to pay or otherwise give consideration of more than $10,000 in the aggregate over the remaining term of such contract or (C) cannot be canceled by the Company or such Subsidiary without penalty or further payment of more than $10,000;

(v)   all contracts and agreements relating to Indebtedness of the Company or any Subsidiary for borrowed money and any other Indebtedness of the Company or any Subsidiary in excess of $10,000;

(vi)   all contracts and agreements with any Governmental Authority to which the Company or any Subsidiary is a party under the terms of which the Company or any Subsidiary (A) is likely to pay or otherwise give or receive consideration of more than $10,000 over the remaining term of such contract or agreement or (B) has a term in excess of one year;

(vii)   all contracts and agreements that limit or purport to limit the ability of the Company or any Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time; and

(vii)   all other contracts and agreements whether or not made in the ordinary course of business, which are material to the Company, any Subsidiary or the conduct of the Business or the absence of which would have a Material Adverse Effect.

For purposes of this Section 3.17 and Section 3.19, the term "lease" shall include any and all leases, subleases, sale/leaseback agreements or similar arrangements.

(b)   Except as disclosed in Section 3.17(b) of the Disclosure Schedule, each Material Contract: (i) is valid and binding on the Company or the Subsidiary party thereto and, to the knowledge of the Sellers, the respective other parties thereto and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.07 of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence. None of the Company or any Subsidiary is in breach of, or default under, any Material Contract, except as set forth in Section 3.17(b) of the Disclosure Schedule. Except as disclosed in Section 3.17(b) of the Disclosure Schedule, to the best knowledge of the Sellers, no other party to any Material Contract is in breach thereof or default thereunder.

(c)   Except as disclosed in Section 3.17(c) of the Disclosure Schedule, there is no contract, agreement or other arrangement granting any Person any preferential right to purchase, other than in the ordinary course of business consistent with past practice, any of the properties or assets of the Company or any Subsidiary.

SECTION 3.18. Intellectual Property. (a) Section 3.18 of the Disclosure Schedule sets forth a true and complete list of all (i) patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications, Software and other Intellectual Property, in each case owned by the Company and material to the business of the Company, and (ii) Licensed Intellectual Property.

(b)   The operation of the business of the Company, and the use of the Owned Intellectual Property and Licensed Intellectual Property in connection therewith, do not conflict with or infringe the Intellectual Property rights of any third party, and no claim is pending or threatened asserting that the operation of such business, or such use of the Owned Intellectual Property or Licensed Intellectual Property, does or may conflict with or infringe the Intellectual Property rights of any third party.

(c)   The Company is the exclusive owner of the entire and unencumbered right, title and interest in and to the Owned Intellectual Property, and is entitled to use the Owned Intellectual Property and Licensed Intellectual Property in the ordinary course of the business of the Company as presently conducted.

(d)   The Owned Intellectual Property and the Licensed Intellectual Property include all of the Intellectual Property used in the ordinary day-to-day conduct of the business of the Company, and there are no other items of Intellectual Property that are material to such ordinary day-to-day conduct of such business. The Owned Intellectual Property and, to the knowledge of the Company, any Intellectual Property licensed to the Company under the Licensed Intellectual Property, is subsisting, valid and enforceable, and has not been adjudged invalid or unenforceable in whole or part.

(e)   No legal proceedings have been asserted, are pending, or threatened against the Company (i) based upon or challenging or seeking to deny or restrict the use by the Company of any of the Owned Intellectual Property or Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Company infringe or misappropriate any Intellectual Property right of any third party, or (iii) alleging that the Licensed Intellectual Property infringes any Intellectual Property right of any third party or is being licensed or sublicensed in conflict with the terms of any license or other agreement.

(f)   To the knowledge of the Company, no person is engaging in any activity that infringes the Owned Intellectual Property or Licensed Intellectual Property. Except as set forth in Section 3.18 of the Disclosure Schedule, the Company has not granted any license or other right to any third party with respect to the Owned Intellectual Property or Licensed Intellectual Property. The consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any of the Owned Intellectual Property.

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(g)   The Company has delivered or made available to Purchaser correct and complete copies of all the licenses of the Licensed Intellectual Property. With respect to each such license:

(i)   such license is valid and binding and in full force and effect and represents the entire agreement between the respective licensor and licensee with respect to the subject matter of such license;

(ii)   such license will not cease to be valid and binding and in full force and effect on terms identical to those currently in effect as a result of the consummation of the transactions contemplated by this Agreement, nor will the consummation of the transactions contemplated by this Agreement constitute a breach or default under such license or otherwise give the licensor a right to terminate such license;

(iii)   the Company has not (A) received any notice of termination or cancellation under such license, (B) received any notice of breach or default under such license, which breach has not been cured, and (C) granted to any other third party any rights, adverse or otherwise, under such license that would constitute a breach of such license; and

(iv)   to the Company's knowledge, neither the Company nor any other party to such license is in breach or default thereof in any material respect, and no event has occurred that, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under such license.

(h)   The Software is free of all viruses, worms, trojan horses and other material known contaminants, and does not contain any bugs, errors, or problems of a material nature that disrupt its operation or have an adverse impact on the operation of other software programs or operating systems.

(i)   The Company has the right to use all software development tools, library functions, compilers, and other third party software that is material to the business of the Company, or that is required to operate or modify the Software.

(j)   The Company has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of its trade secrets and other confidential Intellectual Property. To the knowledge of the Company (i) there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property of the Company by any person, and (ii) no employee, independent contractor or agent of the Company has misappropriated any trade secrets of any other person in the course of such performance as an employee, independent contractor or agent; and (iii) no employee, independent contractor or agent of the Company is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property.

SECTION 3.19. Real Property. (a) Section 3.19(a) of the Disclosure Schedule lists: (i) the street address of each parcel of Owned Real Property, (ii) the date on which each parcel of Owned Real Property was acquired, (iii) the current owner of each such parcel of Owned Real Property, (iv) information relating to the recordation of the deed pursuant to which each such parcel of Owned Real Property was acquired and (v) the current use of each such parcel of Owned Real Property.

(b)   Section 3.19(b) of the Disclosure Schedule lists: (i) the street address of each parcel of Leased Real Property, (ii) the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property, (iii) the term (referencing applicable renewal periods) and rental payment terms of the leases (and any subleases) pertaining to each such parcel of Leased Real Property and (iv) the current use of each such parcel of Leased Real Property.

(c)   Except as described in Section 3.19(c) or 3.15(c) of the Disclosure Schedule, there is no material violation of any Law (including, without limitation, any building, planning or zoning law) relating to any of the Real Property. The Sellers have made available to the Purchaser true and complete copies of each deed for each parcel of Owned Real Property and, to the extent available, for each parcel of Leased Real Property and all the title insurance policies, title reports, surveys, certificates of occupancy, environmental reports and audits, appraisals, Permits, other title documents and other documents relating to or otherwise affecting the Real Property, the operations of the Company or any Subsidiary thereon or any other uses thereof. Either the Company or a Subsidiary, as the case may be, is in peaceful and undisturbed possession of each parcel of Real Property and there are no contractual or legal restrictions that preclude or restrict the ability to use the premises for the purposes for which they are currently being used. All existing water, sewer, steam, gas, electricity, telephone and other utilities required for the construction, use, occupancy, operation and maintenance of the Real Property are adequate for the conduct of the business of the Company and the Subsidiaries as it has been and currently is conducted. There are no material latent defects or material adverse physical conditions affecting the Real Property or any of the facilities, buildings, structures, erections, improvements, fixtures, fixed assets and personalty of a permanent nature annexed, affixed or attached to, located on or forming part of the Real Property. Except as set forth in Section 3.19(c) of the Disclosure Schedule, neither the Company nor any Subsidiary has leased or subleased any parcel or any portion of any parcel of Real Property to any other Person, nor has the Company or any Subsidiary assigned its interest under any lease or sublease listed in Section 3.19(b) of the Disclosure Schedule to any third party.

(d)   The Sellers have, or have caused to be, delivered to the Purchaser true and complete copies of all leases and subleases listed in Section 3.19(b) of the Disclosure Schedule and any and all ancillary documents pertaining thereto (including, but not limited to, all amendments, consents for alterations and documents recording variations and evidence of commencement dates and expiration dates). With respect to each of such leases and subleases:

(i)   such lease or sublease, together with all ancillary documents delivered pursuant to the first sentence of this Section 3.19(d), is legal, valid, binding, enforceable and in full force and effect and represents the entire agreement between the respective landlord and tenant with respect to such property;

(ii)   except as otherwise set forth in Section 3.19(b) of the Disclosure Schedule, such lease or sublease will not cease to be legal, valid, binding, enforceable and in full force and effect on terms identical to those currently in effect as a result of the consummation of the transactions contemplated by this Agreement, nor will the consummation of the transactions contemplated by this Agreement constitute a breach or default under such lease or sublease or otherwise give the landlord a right to terminate such lease or sublease;

(iii)   except as otherwise disclosed in Section 3.19(b) of the Disclosure Schedule, with respect to each such lease or sublease: (A) neither the Company nor any Subsidiary has received any notice of cancellation or termination under such lease or sublease and no lessor has any right of termination or cancellation under such lease or sublease except upon a breach or default by the Company or any Subsidiary thereunder, (B) neither the

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Company nor any Subsidiary has received any notice of a breach or default under such lease or sublease, which breach or default has not been cured, and (C) neither the Company nor any Subsidiary has granted to any other Person any rights, adverse or otherwise, under such lease or sublease; and

(iv)   none of the Company, any Subsidiary nor (to the best knowledge of the Sellers) any other party to such lease or sublease, is in breach or default in any material respect, and, to the best knowledge of the Sellers, no event has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under such lease or sublease.

(e)   There are no condemnation proceedings or eminent domain proceedings of any kind pending or, to the best knowledge of the Sellers, threatened against the Real Property.

(f)   All the Real Property is occupied under a valid and current certificate of occupancy or similar permit, the transactions contemplated by this Agreement will not require the issuance of any new or amended certificate of occupancy and, to the best knowledge of the Sellers, there are no facts that would prevent the Real Property from being occupied by the Company or any Subsidiary, as the case may be, after the Closing in the same manner as occupied by the Company or such Subsidiary immediately prior to the Closing.

(g)   All improvements on the Real Property constructed by or on behalf of the Company or any Subsidiary or, to the best knowledge of the Sellers, constructed by or on behalf of any other Person were constructed in compliance with all applicable Laws (including, but not limited to, any building, planning or zoning Laws) affecting such Real Property.

(h)   No improvements on the Real Property and none of the current uses and conditions thereof violate any applicable deed restrictions or other applicable covenants, restrictions, agreements, existing site plan approvals, zoning or subdivision regulations or urban redevelopment plans as modified by any duly issued variances, and no permits, licenses or certificates pertaining to the ownership or operation of all improvements on the Real Property, other than those which are transferable with the Real Property, are required by any Governmental Authority having jurisdiction over the Real Property.

(i)   All improvements on any Real Property are wholly within the lot limits of such Real Property and do not encroach on any adjoining premises, and there are no encroachments on any Real Property by any improvements located on any adjoining premises.

(j)   The rental set forth in each lease or sublease of the Leased Real Property is the actual rental being paid, and there are no separate agreements or understandings with respect to the same.

(k)   Either the Company or a Subsidiary, as the case may be, has the full right to exercise any renewal options contained in the leases and subleases pertaining to the Leased Real Property on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the use of each Leased Real Property for the full term of such renewal options.

SECTION 3.20. Assets. (a) Either the Company or a Subsidiary, as the case may be, owns, leases or has the legal right to use all the properties and assets, including, without limitation, the Owned Intellectual Property, the Licensed Intellectual Property and the Real Property, used or intended to be used in the conduct of the Business or otherwise owned, leased or used by the Company or any Subsidiary and, with respect to contract rights, is a party to and enjoys the right to the benefits of all contracts, agreements and other arrangements used or intended to be used by the Company or any Subsidiary or in or relating to the conduct of the Business (all such properties, assets and contract rights being the "Assets"). Either the Company or a Subsidiary, as the case may be, has good and marketable title to, or, in the case of leased or subleased Assets, valid and subsisting leasehold interests in, all the Assets, free and clear of all Encumbrances, except Permitted Encumbrances.

(b)   The Assets constitute all the properties, assets and rights forming a part of, used, held or intended to be used in, and all such properties, assets and rights as are necessary in the conduct of, the Business. At all times since the Reference Balance Sheet Date, the Company has caused the Assets to be maintained in accordance with good business practice, and all the Assets are in good operating condition and repair in all material respects and are suitable for the purposes for which they are used and intended.

(c)   Following the consummation of the transactions contemplated by this Agreement, either the Company or a Subsidiary, as the case may be, will continue to own, pursuant to good and marketable title, or lease, under valid and subsisting leases, or otherwise retain its respective interest in the Assets without incurring any penalty or other adverse consequence, including, without limitation, any increase in rentals, royalties, or licenses or other fees imposed as a result of, or arising from, the consummation of the transactions contemplated by this Agreement. Immediately following the Closing, either the Company or a Subsidiary, as the case may be, shall own and possess all documents, books, records, agreements and financial data of any sort used by the Company or such Subsidiary in the conduct of the Business or otherwise.

SECTION 3.21. CustomersError! Bookmark not defined.. Stone ordered substantially all goods and merchandise manufactured by the Company and the Subsidiaries during the twelve-month period ended March 31, 1999. None of the Company nor any Subsidiary has received any notice or has any reason to believe that Stone has ceased, or will cease, to order the products, equipment, goods or services of the Company or any Subsidiary, or has

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substantially reduced, or will substantially reduce, its orders of such products, equipment, goods or services at any time.

SECTION 3.22. Suppliers. Listed in Section 3.22 of the Disclosure Schedule are the names and addresses of all the suppliers from which the Company and the Subsidiaries ordered raw materials, supplies, merchandise and other goods for the Company and the Subsidiaries in an amount greater than or equal to $100,000 in the 12 months ended March 31, 1999, and the amount for which each such supplier invoiced the Company and the Subsidiaries during such period. Except as disclosed in Section 3.24 of the Disclosure Schedule, none of the Company nor any Subsidiary has received any notice or has any reason to believe that any such supplier will not sell raw materials, supplies, merchandise and other goods to the Company or any Subsidiary at any time after the Closing Date on terms and conditions substantially similar to those used in its current sales to the Company and the Subsidiaries, subject only to general and customary price increases.

SECTION 3.23. Employee Benefit Matters. (a) Plans and Material Documents. Section 3.23(a) of the Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary, (ii) each employee benefit plan for which the Company or any Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Subsidiary could incur liability under Section 4212(c) of ERISA and (iv) any contracts, arrangements or understandings between the Sellers and any employee of the Company or of any Subsidiary, including, without limitation, any contracts, arrangements or understandings relating to the sale of the Company (collectively, the "Plans"). Each Plan is in writing and the Sellers have furnished the Purchaser with a complete and accurate copy of each Plan and all other material documents relating to legal compliance or the material terms or funding of such Plans. Neither the Company nor any Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(b)   Absence of Certain Types of Plans. None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a "Multiemployer Plan") or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a "Multiple Employer Plan"). None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Subsidiary. Each of the Plans is subject only to the laws of the United States or a political subdivision thereof.

(c)   Compliance with Applicable Law. Each Plan is now and always has been operated in all respects in accordance with the requirements of all applicable Law, including, without limitation, ERISA and the Code, and all persons who participate in the operation of such Plans and all Plan "fiduciaries" (within the meaning of Section 3(21) of ERISA) have always acted in accordance with the provisions of all applicable Law, including, without limitation, ERISA and the Code. The Company and each Subsidiary has performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Plan. No legal action, suit or claim is pending or threatened with

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respect to any Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could give rise to any such action, suit or claim.

(d)   <u>Qualification of Certain Plans</u>. Each Plan which is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS that it is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust. Each trust maintained or contributed to by the Company or any Subsidiary which is intended to be qualified as a voluntary employees' beneficiary association and which is intended to be exempt from federal income taxation under Section 501(c)(9) of the Code has received a favorable determination letter from the IRS that it is so qualified and so exempt, and no fact or event has occurred since the date of such determination by the IRS to adversely affect such qualified or exempt status.

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(e)   <u>Absence of Certain Liabilities and Events</u>. There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. Neither the Company nor any Subsidiary has incurred any liability for any penalty or tax arising under Section 4971, 4972, 4980, 4980B or 6652 of the Code or any liability under Section 502 of ERISA, and no fact or event exists which could give rise to any such liability. Neither the Company nor any Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists which could give rise to any such liability. No complete or partial termination has occurred within the five years preceding the date hereof with respect to any Plan. No reportable event (within the meaning of Section 4043 of ERISA) has occurred or is expected to occur with respect to any Plan subject to Title IV of ERISA. No Plan had an accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently ended plan year of such Plan. None of the assets of the Company or any Subsidiary is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code; neither the Company nor any Subsidiary has been required to post any security under Section 307 of ERISA or Section 401(a)(29) of the Code; and no fact or event exists which could give rise to any such lien or requirement to post any such security.

(f)   <u>Plan Contributions and Funding</u>. All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any government entity and no fact or event exists which could give rise to any such challenge or disallowance. As of the Closing Date, no Plan which is subject to Title IV of ERISA will have an "unfunded benefit liability" (within the meaning of Section 4001(a)(18) of ERISA).

(g)   <u>Severance Payments Resulting from Transaction</u>. Except as set forth in Section 3.23(g) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, officer or director of the Company or any Subsidiary to severance pay, unemployment compensation or any other payment, (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or director or (C) constitute a "change in control" under any Plan or within the meaning of such term under Section 280G of the Code. No amounts payable under the Plans solely as a result of the consummation of the transactions contemplated by this Agreement will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code or Section 162(m) of the Code.

(h)   Americans With Disabilities Act. Except as set forth in Section 3.23(h) of the Disclosure Schedule, the Company and each Subsidiary are in compliance with the requirements of the Americans With Disabilities Act.

(i)   WARN Act. The Company and the Subsidiaries are in compliance with the requirements of the Workers Adjustment and Retraining Notification Act ("WARN") and have no liabilities pursuant to WARN.

SECTION 3.24. Labor Matters. Except as set forth in Section 3.24 of the Disclosure Schedule, (a) neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary and currently there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect the Company or any Subsidiary; (b) there are no controversies, strikes, slowdowns or work stoppages pending or, to the best knowledge of the Sellers after due inquiry, threatened between the Company or any Subsidiary and any of their respective employees, and neither the Company nor any Subsidiary has experienced any such controversy, strike, slowdown or work stoppage within the past three years; (c) neither the Company nor any Subsidiary has breached or otherwise failed to comply with the provisions of any collective bargaining or union contract and there are no grievances outstanding against the Company or any Subsidiary under any such agreement or contract which could have a Material Adverse Effect; (d) there are no unfair labor practice complaints pending against the Company or any Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Company or any Subsidiary which could have a Material Adverse Effect; (e) the Company and each Subsidiary is currently in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company or any Subsidiary and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing; (f) the Company and each Subsidiary has paid in full to all their respective employees or adequately accrued for in accordance with U.S. GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; (g) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any Persons currently or formerly employed by the Company or any Subsidiary; (h) neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices; (i) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to the Company or any Subsidiary; and (j) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Subsidiary has employed or currently employs any Person.

SECTION 3.25. Key Employees. Section 3.25 of the Disclosure Schedule lists the name, place of employment, the current annual salary rates, bonuses, deferred or contingent compensation, pension, accrued vacation, "golden parachute" and other like benefits paid or payable (in cash or otherwise) in 1997 and 1998, the date of employment and a description of position and job function of each current middle and upper management salaried employee, officer, director, consultant or agent of the Company or any Subsidiary.

SECTION 3.26. Taxes. (a) (i) All returns and reports in respect of Taxes required to be filed with respect to the Company and each Subsidiary (including the consolidated federal income tax return of the Sellers and any state Tax return that includes the Company or any Subsidiary on a consolidated or combined basis) have been timely filed; (ii) all Taxes required to be shown on such returns and reports or otherwise due have been timely paid;

(iii) all such returns and reports (insofar as they relate to the activities or income of the Company or any Subsidiary) are true, correct and complete in all material respects; (iv) no adjustment relating to such returns has been proposed formally or informally by any Tax authority (insofar as either relates to the activities or income of the Company or any Subsidiary or could result in liability of the Company or any Subsidiary on the basis of joint and/or several liability) and, to the best knowledge of the Sellers, the Company and the Subsidiaries, no basis exists for any such adjustment; (v) there are no pending or, to the best knowledge of the Sellers, the Company and the Subsidiaries, threatened actions or proceedings for the assessment or collection of Taxes against the Company or any Subsidiary; (vi) no consent under Section 341(f) of the Code has been filed with respect to the Company or any Subsidiary; (vii) there are no Tax liens on any assets of the Company or any Subsidiary; (viii) neither the Sellers nor any Subsidiary or Affiliate of the Sellers is a party to any agreement or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code; (ix) no acceleration of the vesting schedule for any property that is substantially unvested within the meaning of the regulations under Section 83 of the Code will occur in connection with the transactions contemplated by this Agreement; (x) from and after December 31, 1995, each of the Company and Walpole has been and continues to be a member of the affiliated group (within the meaning of Section 1504(a)(1) of the Code) for which the Sellers files a consolidated return as the common parent, and has not been includible in any other consolidated return for any taxable period for which the statute of limitations has not expired; (xi) neither the Company nor any Subsidiary has been at any time a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Tax has not expired; (xii) neither the Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xiii) neither the Company nor any Subsidiary is subject to any accumulated earnings tax penalty or personal holding company tax.

(b)   Except as disclosed with reasonable specificity in Section 3.26 of the Disclosure Schedule: (i) there are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Company or any Subsidiary may be subject; (ii) neither the Company nor any Subsidiary (A) has or is projected to have an amount includible in its income for the current taxable year under Section 951 of the Code, (B) has been a passive foreign investment company within the meaning of Section 1296 of the Code, (C) has an unrecaptured overall foreign loss within the meaning of Section 904(f) of the Code or (D) has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code; (iii) neither the Company nor any Subsidiary has any (A) income reportable for a period ending after the Closing Date but attributable to a transaction (e.g., an installment sale) occurring in or a change in accounting method made for a period ending on or prior to the Closing Date which resulted in a deferred reporting of income from such transaction or from such change in accounting method (other than a deferred intercompany transaction), or (B) deferred gain or loss arising out of any deferred intercompany transaction; (iv) there are no requests for information currently outstanding that could affect the Taxes of the Company or any Subsidiary; (v) there are no proposed reassessments of any property owned by the Company or any Subsidiary or other proposals that could increase the amount of any Tax to which the Company or any Subsidiary would be subject; (vi) neither the Company nor any Subsidiary is obligated under any agreement with respect to industrial development bonds or similar obligations, with respect to which the excludibility from gross income of the holder for federal income tax purposes could be affected by the transactions contemplated hereunder; and (vii) no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company or a Subsidiary.

(c)   (i) Section 3.26 of the Disclosure Schedule lists all income, franchise and similar tax Returns (federal, state, local and foreign) filed with respect to each of the Company and the Subsidiaries for taxable periods ended on or after December 31, 1995, indicates for which jurisdictions Returns have been filed on the basis of a unitary group, indicates the most recent income, franchise or similar tax Return for each relevant jurisdiction for which an audit has been completed or the statute of limitations has lapsed and indicates all tax Returns that currently are the subject of audit; (ii) the Sellers have delivered to the Purchaser correct and complete copies of all federal, state and

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foreign income, franchise and similar tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary since December 31, 1995 other than immaterial items; and (iii) the Sellers have delivered to the Purchaser a true and complete copy of any tax-sharing or allocation agreement or arrangement involving the Company or any Subsidiary and a true and complete description of any such unwritten or informal agreement or arrangement.

(d)   For purposes of the Sellers' indemnification of the Purchaser pursuant to Section 6.01(a), the representations in Section 3.26(a) shall be deemed to have been made with no exception for items disclosed in Section 3.26 of the Disclosure Schedule or otherwise.

(e)   On the Reference Balance Sheet, reserves and allowances have been provided, and on the Closing Balance Sheet reserves and allowances will be provided, in each case adequate to satisfy all Liabilities for Taxes relating to the Company and the Subsidiaries for periods through the Closing Date (without regard to the materiality thereof).

SECTION 3.27. Insurance. (a) All material assets, properties and risks of the Company and the Subsidiaries are covered by valid and currently effective insurance policies or binders of insurance (including, without limitation, general liability insurance, property insurance and workers' compensation insurance) issued in favor of the Company or a Subsidiary, as the case may be, in each case with responsible insurance companies, in such types and amounts and covering such risks as are consistent with customary practices and standards of companies engaged in businesses and operations similar to those of the Company. Section 3.27(a) of the Disclosure Schedule sets forth all policies or binders of fire, property, casualty, liability, workers' compensation, vehicular or other insurance, and all bond and surety arrangements, held by or on behalf of the Company or a Subsidiary, as the case may be, currently in effect (specifying the insurer, the policy number or covering note number with respect to binders, and describing each open claim thereunder, setting forth the aggregate amounts paid out under each such policy and specifying the deductibles and aggregate limits of liability thereunder). Each such insurance policy and binder is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect. All such policies and binders are issued by insurers who are unaffiliated, directly or indirectly, with the Company. Neither the Company nor any Person holding any such policy or binder is in breach or default with respect to any provision contained in any such policy or binder, nor has the Company or any such policyholder failed to give any notice of any claim under any such policy or binder in due or timely fashion. Neither the Company nor any such policyholder has cancelled or failed to renew any such policy or binder, has knowledge of any material inaccuracy in any application for such policies or binders, or has failed to pay premiums when due or any similar state of facts that might form the basis for termination of any such insurance, or given notice of any such circumstance.

(b)   Section 3.27(b) of the Disclosure Schedule sets forth all risks against which the Company or any Subsidiary is self-insured or which are covered under any risk retention program in which the Company or any Subsidiary participates, together with details for the last five years of the Company's and each Subsidiary's loss experience with respect to such risks.

SECTION 3.28. Accounts; Lockboxes; Safe Deposit Boxes; Powers of Attorney. Section 3.28 of the Disclosure Schedule is a true and complete list of (a) the names of each bank, savings and loan association, securities or commodities broker or other financial institution in which the Company or any Subsidiary has an account, including cash contribution accounts, and the names of all persons authorized to draw thereon or have access thereto, (b) the location of all lockboxes and safe deposit boxes of the Company and each Subsidiary and the names of all Persons authorized to draw thereon or have access thereto and (c) the names of all Persons, if any, holding powers of attorney from the Sellers relating to the Company, any Subsidiary or the Business, or from the Company or any Subsidiary. At the time of the Closing, without the prior written consent of the Purchaser, neither the Company nor any Subsidiary shall have any such account, lockbox or safe deposit box other than those listed in Section 3.28 of the Disclosure Schedule, nor shall any additional Person have been authorized, from the date of this Agreement, to draw thereon or have access thereto or to hold any such power of attorney relating to the

Company, any Subsidiary or the Business or from the Company or any Subsidiary. Except as disclosed in Section 3.28 of the Disclosure Schedule, none of the Sellers has commingled monies or accounts of the Company or any Subsidiary with other monies or accounts of any Sellers or relating to its other businesses nor has any Sellers transferred monies or accounts of the Company or any Subsidiary other than to an account of the Company or such Subsidiary. At the time of the Closing, all monies and accounts of the Company and each Subsidiary shall be held by, and be accessible only to, the Company or such Subsidiary.

SECTION 3.29. Full Disclosure**Error! Bookmark not defined.**. (a) The Sellers are not aware of any facts pertaining to the Company, any Subsidiary or the Business which could have a Material Adverse Effect and which have not been disclosed in this Agreement, the Disclosure Schedule or the Financial Statements or otherwise disclosed to the Purchaser by the Sellers in writing.

(b) No representation or warranty of the Sellers in this Agreement, nor any statement or certificate furnished or to be furnished to the Purchaser pursuant to this Agreement, or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

SECTION 3.30. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers.

SECTION 3.31. Year 2000 Compliance. The Company has undertaken an assessment of those Company Systems that could be adversely affected by a failure to be Year 2000 Compliant. Based on such inventory and assessment, all Company Systems are Year 2000 Compliant or will be Year 2000 Compliant as required to avoid having a Material Adverse Effect on the Company. The Company estimates that the total remaining cost of rendering the Company Systems Year 2000 Compliant is $42,000, calculated as disclosed on Section 3.31 of the Disclosure Schedule. For purposes hereof, "Company Systems" shall mean all computer, hardware, software, Software, systems, and equipment (including embedded microcontrollers in non-computer equipment) embedded within or required to operate the current products of the Company, and/or material to or necessary for the Company to carry on its business as currently conducted. For purposes hereof, "Year 2000 Compliant" means that the Company Systems provide uninterrupted millennium functionality in that the Company Systems will record, store, process and present calendar dates falling on or after January 1, 2000, in the same manner and with the same functionality as the Company Systems record, store, process, and present calendar dates falling on or before December 31, 1999.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Sellers to enter into this Agreement, the Purchaser hereby represents and warrants to the Sellers as follows:

SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Sellers) this Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

SECTION 4.02. <u>No Conflict</u>. Assuming compliance with the notification requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, except as may result from any facts or circumstances relating solely to the Sellers, the execution, delivery and performance of this Agreement by the Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of the Certificate of Incorporation or By-laws of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse or time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation, or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Purchaser pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party or by which any of such assets or properties are bound or affected which would have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

SECTION 4.03. <u>Governmental Consents and Approvals</u>. The execution, delivery and performance of this Agreement by the Purchaser do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (a) as described in a writing given to the Sellers by the Purchaser on the date of this Agreement and (b) the notification requirements of the HSR Act.

SECTION 4.04. <u>Litigation</u>. Except as disclosed in a writing given to the Sellers by the Purchaser on the date of this Agreement, no claim, action, proceeding or investigation is pending or, to the best knowledge of the Purchaser after due inquiry, threatened, which seeks to delay or prevent the consummation of, or which would be reasonably likely materially adversely to affect the Purchaser's ability to consummate, the transactions contemplated by this Agreement.

SECTION 4.05. <u>Brokers</u> No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. <u>Conduct of Business Prior to the Closing</u>. (a) The Sellers covenant and agree that, except as described in Section 5.01(a) of the Disclosure Schedule, between the date hereof and the time of the Closing, none of the Company nor any Subsidiary shall conduct its business other than in the ordinary course and consistent with the Company's and such Subsidiary's prior practice. Without limiting the generality of the foregoing, except as described in Section 5.01(a) of the Disclosure Schedule, the Sellers shall cause the Company and each Subsidiary to (i) continue its advertising and promotional activities, and purchasing policies, in accordance with past practice; (ii) not shorten or lengthen the customary payment cycles for any of its payables or receivables; (iii) use its best efforts to (A) preserve intact their business organizations and the business organization of the Business, (B) keep available to the Purchaser the services of the employees of the Company and each Subsidiary, (C) continue in full force and effect without material modification all existing policies or binders of insurance currently maintained in respect of the Company, each Subsidiary and the Business and (D) preserve its current relationships with its customers, suppliers and other persons with which it has significant business relationships; (iv) exercise, but only after notice to the Purchaser and receipt of the Purchaser's prior written approval, any rights of renewal pursuant to the terms of any of the leases or subleases set forth in Section 3.19(b) of the Disclosure Schedule which by their terms would otherwise expire; and (v) not engage in any practice, take any action, fail to take any action or enter into any transaction which could cause any representation or warranty of the Sellers to be untrue or result in a breach of any covenant made by the Sellers in this Agreement.

(b)   Except as described in Section 5.01(b) of the Disclosure Schedule, the Sellers covenant and agree that, prior to the Closing, without the prior written consent of the Purchaser, neither the Company nor any Subsidiary will do any of the things enumerated in the second sentence of Section 3.12 (including, without limitation, clauses (i) through (xxviii) thereof).

(c)   For the period from the date hereof through the time of the Closing, the Sellers covenant and agree to cause the Company and each Subsidiary to maintain the level, mix and quality of the Inventories consistent with past practice.

SECTION 5.02. <u>Access to Information</u>. (a) From the date hereof until the Closing, upon reasonable notice, the Sellers shall cause the Company and the Subsidiaries and each of the Company's and the Subsidiaries' officers, directors, employees, agents, representatives, accountants and counsel to: (i) afford the officers, employees and authorized agents, accountants, counsel, financing sources and representatives of the Purchaser reasonable access, during normal business hours, to the offices, properties, plants, other facilities, books and records of the Company and each Subsidiary and to those officers, directors, employees, agents, accountants and counsel of the Company and of each Subsidiary who have any knowledge relating to the Company, any Subsidiary or the Business and

(ii) furnish to the officers, employees and authorized agents, accountants, counsel, financing sources and representatives of the Purchaser such additional financial and operating data and other information regarding the assets, properties and goodwill of the Company, the Subsidiaries and the Business (or legible copies thereof) as the Purchaser may from time to time reasonably request.

(b)   In order to facilitate the resolution of any claims made against or incurred by the Sellers prior to the Closing, for a period of seven years after the Closing, the Purchaser shall (i) retain the books and records of the Company and the Subsidiaries relating to periods prior to the Closing in a manner reasonably consistent with the prior practice of the Company and the Subsidiaries and (ii) upon reasonable notice, afford the authorized agents and representatives of the Sellers reasonable access (including the right to make, at the Sellers' expense, photocopies), during normal business hours, to such books and records.

(c)   In order to facilitate the resolution of any claims made by or against or incurred by the Purchaser, the Company or any Subsidiary after the Closing or for any other reasonable purpose, for a period of seven years following the Closing, the Sellers shall (i) retain any books and records of the Sellers which relate to the Company and the Subsidiaries and their operations for periods prior to the Closing and which shall not otherwise have been delivered to the Purchaser, the Company or any Subsidiary and (ii) upon reasonable notice, afford the officers, employees and authorized agents and representatives of the Purchaser, the Company or any Subsidiary reasonable access (including the right to make photocopies, at the expense of the Purchaser, the Company or such Subsidiary), during normal business hours, to such books and records.

SECTION 5.03. Confidentiality. The Sellers agree to, and shall cause their agents, representatives, Affiliates and employees to: (i) treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to trade secrets, processes, patent and trademark applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential information with respect to the Business, the Company and each Subsidiary, (ii) in the event that the Sellers or any such agent, representative, Affiliate or employee becomes legally compelled to disclose any such information, provide the Purchaser with prompt written notice of such requirement so that the Purchaser, the Company or any Subsidiary may seek a protective order or other remedy or waive compliance with this Section 5.03, (iii) in the event that such protective order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.03, furnish only that portion of such confidential information which is legally required to be provided and exercise its best efforts to obtain assurances that confidential treatment will be accorded such information, (iv) promptly furnish (prior to, at, or as soon as practicable following, the Closing) to the Company or the Purchaser any and all copies (in whatever form or medium) of all such confidential information then in the possession of the Sellers or any of their agents, representatives, Affiliates and employees and, except as otherwise required by Section 5.02(c), destroy any and all additional copies then in the possession of the Sellers or any of their agents, representatives, Affiliates and employees of such information and of any analyses, compilations, studies or other documents prepared, in whole or in part, on the basis thereof; provided, however, that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by the Sellers, their agents, representatives, Affiliates or employees; provided further that, with respect to Intellectual Property, specific information shall not be deemed to be within the foregoing exception merely because it is embraced in general disclosures in the public domain. In addition, with respect to Intellectual Property, any combination of features shall not be deemed to be within the foregoing exception merely because the individual features are in the public domain unless the combination itself and its principle of operation are in the public domain. The Sellers agree and acknowledge that remedies at law for any breach of their obligations under this Section 5.03 are inadequate and that in addition thereto the Purchaser shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any such breach.

SECTION 5.04. Regulatory and Other Authorizations; Notices and Consents. (a) The Sellers shall use their best efforts to obtain (or cause the Company and the Subsidiaries to obtain) all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and will cooperate fully with the Purchaser in promptly seeking to obtain all such authorizations, consents, orders and approvals. Each party hereto agrees to make an appropriate filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within five Business Days of the date hereof and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act.

 (b)   The Sellers shall or shall cause the Company and the Subsidiaries to give promptly such notices to third parties and use its or their best efforts to obtain such third party consents and estoppel certificates as the Purchaser may deem necessary or desirable in connection with the transactions contemplated by this Agreement.

(c)   The Purchaser shall cooperate and use all reasonable efforts to assist the Sellers in giving such notices and obtaining such consents and estoppel certificates; provided, however, that the Purchaser shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which the Purchaser may deem adverse to the interests of the Purchaser, the Company, any Subsidiary or the Business.

(d)   The Sellers know of no reason why all the consents, approvals and authorizations necessary for the consummation of the transactions contemplated hereby will not be received.

(e)   The Sellers and the Purchaser agree that, in the event any consent, approval or authorization necessary or desirable to preserve for the Business, the Company or any Subsidiary any right or benefit under any lease, license, contract, commitment or other agreement or arrangement to which any of the Sellers, the Company or any Subsidiary is a party is not obtained prior to the Closing, the Sellers will, subsequent to the Closing, cooperate with the Purchaser and the Company in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable. If such consent, approval or authorization cannot be obtained, the Sellers shall use their best efforts to provide the Company or such Subsidiary, as the case may be, with the rights and benefits of the affected lease, license, contract, commitment or other agreement or arrangement for the term of such lease, license, contract or other agreement or arrangement, and, if the Sellers provide such rights and benefits, the Company or such Subsidiary, as the case may be, shall assume the obligations and burdens thereunder.

SECTION 5.05. Notice of Developments. Prior to the Closing, the Sellers shall promptly notify the Purchaser in writing of (i) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could result in any breach of a representation or warranty or covenant of the Sellers in this Agreement or which could have the effect of making any representation or warranty of the Sellers in this Agreement untrue or incorrect in any material respect and (ii) all other material developments affecting the assets, Liabilities, business, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of the Company, any Subsidiary or the Business.

SECTION 5.06. Environmental Study and Remedial Action. The Company has provided to the Purchaser and the officers, directors, employees, agents, consultants and representatives of the Purchaser access to the Real Property, including without limitation, access to enter upon and investigate and collect air, surface water, groundwater and soil samples, in order to conduct an environmental assessment. The Company shall continue to cooperate with the Purchaser in connection with such assessment, including without limitation scheduling site visits as necessary to complete the assessment prior to the Closing.

SECTION 5.07. <u>No Solicitation or Negotiation</u>. The Sellers agree that between the date of this Agreement and the earlier of (i) the Closing and (ii) the termination of this Agreement, none of the Sellers, the Company, the Subsidiaries nor any of their respective Affiliates, officers, directors, representatives or agents will (a) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (i) relating to any acquisition or purchase of all or any portion of the capital stock of the Company or any Subsidiary or assets of the Company or any Subsidiary (other than Inventory to be sold in the ordinary course of business consistent with past practice), (ii) to enter into any business combination with the Company or any Subsidiary or (iii) to enter into any other extraordinary business transaction involving or otherwise relating to the Company or any Subsidiary, or (b) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. The Sellers immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Sellers shall notify the Purchaser promptly if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made and shall, in any such notice to the Purchaser, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact. The Sellers agrees not to, and to cause the Company and each Subsidiary not to, without the prior written consent of the Purchaser, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which any of the Sellers, the Company or any Subsidiary is a party.

SECTION 5.08. <u>Use of Intellectual Property</u>. (a) The Sellers acknowledge that from and after the Closing, the names "Marino Technologies, Incorporated", "Marino", "Marino Technologies de México, S.A. de C.V.", "Walpole, Inc." and all similar or related names, marks and logos (all of such names, marks and logos being the "<u>Marino Names</u>") shall be owned by the Company or a Subsidiary, that none of the Sellers shall have any rights in the Marino Names, and that none of the Sellers will contest the ownership or validity of any rights of the Purchaser, the Company or any Subsidiary in or to the Marino Names.

(b)   From and after the Closing, none of the Sellers shall use any of the Owned Intellectual Property or any of the Licensed Intellectual Property.

SECTION 5.09. <u>Non-Competition</u>. (a) For a period of four years after the Closing (the "<u>Restricted Period</u>"), none of Anthony Marino, Lawrence Marino, Barry Tenzer, Carlos Echeverría and Omar Rodriguez shall engage, directly or indirectly, in any business anywhere in the world that manufactures, produces or supplies products or services of the kind manufactured, produced or supplied by the Business, the Company or any Subsidiary as of the Closing Date or, without the prior written consent of the Purchaser, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, stockholder, consultant or otherwise, any Person that competes with the Purchaser, the Business, the Company or any Subsidiary in manufacturing, producing or supplying products or services of the kind manufactured, produced or supplied by the Business, the Company or any Subsidiary as of the Closing; <u>provided</u>, <u>however</u>, that, for the purposes of this Section 5.09, ownership of securities having no more than one percent of the outstanding voting power of any competitor which are listed on any national securities exchange or traded actively in the national over-the-counter market shall not be deemed to be in violation of this Section 5.09 so long as the Person owning such securities has no other connection or relationship with such competitor.

(b)   As a separate and independent covenant, each Seller listed in Section 5.09(a) agrees with the Purchaser that, for a period of four years following the Closing, such Seller will not in any way, directly or indirectly, for the purpose of conducting or engaging in any business that manufactures, produces or supplies products or services of the kind manufactured, produced or supplied by the Business, the Company or any Subsidiary as of the Closing, call upon, solicit, advise or otherwise do, or attempt to do, business with any customers of the Business, the

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Company or any Subsidiary with whom the Business, the Company, any Subsidiary or such Seller had any dealings during the period of time in which such Seller was a stockholder of the Company; provided that the restrictions in this Section 5.09 shall not apply to Anthony Marino, Lawrence Marino and Carlos Echeverría when performing their duties pursuant to their respective Employment Agreements. Each of the Sellers further agrees with the Purchaser that, for a period of four years following the Closing, such Seller will not take away or interfere or attempt to interfere with any custom, trade, business or patronage of the Business, the Company or any Subsidiary, or interfere with or attempt to interfere with any officers, employees, representatives or agents of the Business, the Company or any Subsidiary, or induce or attempt to induce any of them to leave the employ of the Company or any Subsidiary or violate the terms of their contracts, or any employment arrangements, with the Company or any Subsidiary.

(c)   The Restricted Period shall be extended by the length of any period during which any Seller is in breach of the terms of this Section 5.09.

(d)   The Sellers acknowledge that the covenants of the Sellers set forth in this Section 5.09 are an essential element of this Agreement and that, but for the agreement of the Sellers to comply with these covenants, the Purchaser would not have entered into this Agreement. The Sellers acknowledge that this Section 5.09 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement by the Purchaser. The Sellers have independently consulted with counsel and after such consultation agree that the covenants set forth in this Section 5.09 are reasonable and proper.

SECTION 5.10. Release of Indemnity Obligations. The Sellers covenant and agree, on or prior to the Closing, to execute and deliver to the Company, for the benefit of the Company and each Subsidiary, a general release and discharge, in form and substance satisfactory to the Purchaser releasing and discharging the Company and each Subsidiary from any and all obligations to indemnify the Sellers or otherwise hold them harmless pursuant to any agreement or other arrangement entered into prior to the Closing.

SECTION 5.11. Further Action. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

ARTICLE VI

TAX MATTERS

SECTION 6.01. Indemnity. (a) The Sellers agree to indemnify and hold harmless the Purchaser, the Company and each Subsidiary against the following Taxes (except to the extent current taxes on the Closing Balance Sheet have been specifically reserved for such Taxes) and, except as otherwise provided in Sections 6.04 and 6.07, against any loss, damage, liability or expense, including reasonable fees for attorneys and other outside consultants, incurred in contesting or otherwise in connection with any such Taxes: (i) Taxes imposed on the Company or any Subsidiary with respect to taxable periods of such Person ending on or before the Closing Date; (ii) with respect to taxable periods beginning before the Closing Date and ending after the Closing Date, Taxes imposed on the Company or any Subsidiary which are allocable, pursuant to Section 6.01(b), to the portion of such period ending on the Closing Date; (iii) Taxes imposed on any member of any affiliated group with which any of the Company and the Subsidiaries file or have filed a Return on a consolidated or combined basis for a taxable period ending on or before the Closing Date; (iv) Taxes imposed on the Purchaser or the Company or any Subsidiary as a result of any breach of warranty or misrepresentation under Section 3.26; (v) Taxes resulting from any election described in

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Section 338 of the Code; and (vi) Taxes resulting from any disallowances for deductions in 1998 and 1999 with respect to bonuses paid in 1998 and 1999 to any officers of the Company. Notwithstanding the provisions of Section 2.02(b), the Purchaser may, with respect to Section 6.01(a)(vi), (A) withhold from any remaining Subsequent Payments any amount in dispute, (B) offset such amount against such Subsequent Payments and (C) upon final resolution of such dispute shall pay the remainder of such Subsequent Payments to the Sellers with interest at the Interest Rate from the date withheld.

(b)   In the case of Taxes that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date shall be:

(i)   in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided under Section 6.07), deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and

(ii)   in the case of Taxes imposed on a periodic basis with respect to the assets of the Company or any Subsidiary, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

SECTION 6.02. <u>Returns and Payments</u>. (a) From the date of this Agreement through and after the Closing Date, the Sellers shall prepare and file or otherwise furnish in proper form to the appropriate Governmental Authority (or cause to be prepared and filed or so furnished) in a timely manner all Tax returns, reports and forms ("<u>Returns</u>") relating to the Company and the Subsidiaries that are due on or before or relate to any taxable period ending on or before July 31, 1999 (and the Purchaser shall do the same with respect to any taxable period ending after July 31, 1999). Returns of the Company and the Subsidiaries not yet filed for any taxable period that ends before July 31, 1999 shall be prepared in a manner consistent with past practices employed with respect to the Company and the Subsidiaries (except to the extent counsel for the Sellers or the Company renders a legal opinion that there is no reasonable basis in law therefor or determines that a Return cannot be so prepared and filed without being subject to penalties). With respect to any Return required to be filed by the Purchaser or the Sellers with respect to the Company and the Subsidiaries and as to which an amount of Tax is allocable to the other party under Section 6.01(b), the filing party shall provide the other party and its authorized representatives with a copy of such completed Return and a statement certifying the amount of Tax shown on such Return that is allocable to such other party pursuant to Section 6.01(b), together with appropriate supporting information and schedules at least 20 Business Days prior to the due date (including any extension thereof) for the filing of such Return, and such other party and its authorized representatives shall have the right to review and comment on such Return and statement prior the filing of such Return.

(b)   The Sellers shall pay or cause to be paid when due and payable all Taxes with respect to the Company and the Subsidiaries for any taxable period ending on or before June 30, 1999 to the extent such Taxes exceed the amount, if any, accrued for such Taxes as current Taxes payable on the Closing Balance Sheet, and the Purchaser shall so pay or cause to be paid Taxes for any taxable period after June 30, 1999 (subject to its right of indemnification from the Sellers by the date set forth in Section 6.05 for Taxes attributable to the portion of any Tax period that includes June 30, 1999 pursuant to Sections 6.01(a) and 6.01(b)).

SECTION 6.03. <u>Refunds</u>. Any Tax refund (including any interest with respect thereto) relating to the Company or any Subsidiary for any taxable period through June 30, 1999 (except for any refund included on the Reference Balance Sheet, which shall be the property of the Purchaser, and if paid to any of the Sellers, shall be paid over promptly to the Purchaser) shall be the property of the Sellers, and if received by the Purchaser or the Company or any Subsidiary shall be paid over promptly to the Sellers. Notwithstanding the foregoing sentence: (i) any Tax refund (or equivalent benefit to the Sellers through a reduction in Tax liability) for a period before the Closing Date arising out of the carryback of a loss or credit incurred by the Company or any Subsidiary in a taxable year ending after the Closing Date shall be the property of the Purchaser and, if received by the Sellers, shall be paid over promptly to the Purchaser; and (ii) if, and to the extent that, as of such time, if any, as the Purchaser shall receive a refund that would be the property of the Sellers and payable to the Sellers under the immediately preceding sentence, Taxes have been asserted in writing that would be required to be indemnified by the Sellers hereunder, all or part of such refund up to an amount equal to 120% of such asserted Taxes shall, at the option of the Purchaser, be withheld by the Purchaser from such refund or, if necessary, Subsequent Payments remaining to be paid for satisfaction of any amounts indemnifiable under this Article VI which have been asserted or subsequently are asserted, until the time set forth in clause (ii) of Section 6.05 of this Agreement with respect to any such asserted amounts (or, if earlier, expiration of the applicable statute of limitations), at which time, subject to any other rights of the Purchaser to withhold amounts from the Subsequent Payments pursuant to this Agreement, any balance remaining from such refund or withheld Subsequent Payment after payment of any claims shall be paid to the Sellers.

SECTION 6.04. Contests. (a) After the Closing, the Purchaser shall promptly notify the Sellers in writing of any written notice of a proposed assessment or claim in an audit or administrative or judicial proceeding of the Purchaser or of any of the Company and the Subsidiaries which, if determined adversely to the taxpayer, would be grounds for indemnification under this Article VI; provided, however, that a failure to give such notice will not affect the Purchaser's right to indemnification under this Article VI except to the extent, if any, that, but for such failure, the Sellers could have avoided all or a portion of the Tax liability in question.

(b)   In the case of an audit or administrative or judicial proceeding that relates to periods ending on or before the Closing Date, provided that the Sellers acknowledge in writing their liability under this Agreement to hold the Purchaser, the Company and the Subsidiaries harmless against the full amount of any adjustment which may be made as a result of such audit or proceeding that relates to periods ending on or before the Closing Date (or, in the case of any taxable year that includes the Closing Date, against an adjustment allocable under Section 6.01(b) to the portion of such year ending on or before the Closing Date), the Sellers shall have the right at their expense to participate in and control the conduct of such audit or proceeding but only to the extent that such audit or proceeding relates solely to a potential adjustment for which the Sellers have acknowledged their liability; the Purchaser also may participate in any such audit or proceeding and, if the Sellers does not assume the defense of any such audit or proceeding, the Purchaser may defend the same in such manner as it may deem appropriate, including, but not limited to, settling such audit or proceeding after giving five days' prior written notice to the Sellers setting forth the terms and conditions of settlement. In the event that issues relating to a potential adjustment for which the Sellers have acknowledged their liability are required to be dealt with in the same proceeding as separate issues relating to a potential adjustment for which the Purchaser would be liable, the Purchaser shall have the right, at its expense, to control the audit or proceeding with respect to the latter issues.

(c)   With respect to issues relating to a potential adjustment for which both the Sellers (as evidenced by their acknowledgment under this Section 6.04) and the Purchaser or the Company or any Subsidiary could be liable, (i) each party may participate in the audit or proceeding, and (ii) the audit or proceeding shall be controlled by that party which would bear the burden of the greater portion of the sum of the adjustment and any corresponding adjustments that may reasonably be anticipated for future Tax periods. The principle set forth in the immediately preceding sentence shall govern also for purposes of deciding any issue that must be decided jointly (including, without limitation, choice of judicial forum) in situations in which separate issues are otherwise controlled under this Article VI by the Purchaser and the Sellers.

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(d) Neither the Purchaser nor the Sellers shall enter into any compromise or agree to settle any claim pursuant to any Tax audit or proceeding which would adversely affect the other party for such year or a subsequent year without the written consent of the other party, which consent may not be unreasonably withheld. The Purchaser and the Sellers agree to cooperate, and the Purchaser agrees to cause the Company and the Subsidiaries to cooperate, in the defense against or compromise of any claim in any audit or proceeding.

SECTION 6.05. <u>Time of Payment</u>. Payment by the Sellers of any amounts due under this Article VI in respect of Taxes shall be made (i) at least three Business Days before the due date of the applicable estimated or final Return required to be filed by the Purchaser on which is required to be reported income for a period ending after June 30, 1999 for which the Sellers are responsible under Sections 6.01(a) and 6.01(b) without regard to whether the Return shows overall net income or loss for such period, and (ii) within three Business Days following an agreement between the Sellers and the Purchaser that an indemnity amount is payable, an assessment of a Tax by a taxing authority, or a "determination" as defined in Section 1313(a) of the Code. If liability under this Article VI is in respect of costs or expenses other than Taxes, payment by the Sellers of any amounts due under this Article VI shall be made within five Business Days after the date when the Sellers have been notified by the Purchaser that the Sellers have a liability for a determinable amount under this Article VI and are provided with calculations or other materials supporting such liability.

SECTION 6.06. <u>Cooperation and Exchange of Information</u>. Upon the terms set forth in Section 5.02 of this Agreement, the Sellers and the Purchaser will provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Return, amended Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, participating in or conducting any audit or other proceeding in respect of Taxes or making representations to or furnishing information to parties subsequently desiring to purchase any of the Company or the Subsidiaries or any part of the Business from the Purchaser. Such cooperation and information shall include providing copies of relevant Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax authorities. The Company shall make its employees available on a basis mutually convenient to both parties to provide explanations of any documents or information provided hereunder. Each of the Sellers and the Purchaser shall retain all Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company and the Subsidiaries for each taxable period first ending after the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods, or (ii) six years following the due date (without extension) for such Returns. Any information obtained under this Section 6.06 shall be kept confidential in accordance with Section 5.02 except as may be otherwise necessary in connection with the filing of Returns or claims for refund or in conducting an audit or other proceeding.

SECTION 6.07. <u>Conveyance Taxes</u>. The Sellers shall be liable for and shall hold the Purchaser harmless against any real property transfer or gains, sales, use, transfer, value added, stock transfer, and stamp taxes, any transfer, recording, registration, and other fees, and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement, and shall file such applications and documents as shall permit any such Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure. The Purchaser shall execute and deliver all instruments and certificates necessary to enable the Sellers to comply with the foregoing.

SECTION 6.08. <u>Miscellaneous</u>. (a) The Sellers and the Purchaser agree to treat all payments made by either of them to or for the benefit of the other (including any payments to the Company or any Subsidiary) under this Article VI, under other indemnity provisions of this Agreement and for any misrepresentations or breaches of warranties or covenants as adjustments to the Purchase Price or as capital contributions for Tax purposes and that such treatment shall govern for purposes hereof except to the extent that the Laws of a particular jurisdiction provide otherwise, in which case such payments shall be made in an amount sufficient to indemnify the relevant party on an after-Tax basis.

(b)   Any tax sharing agreement or arrangement between the Sellers and the Company or any Subsidiary shall be terminated immediately prior to the Closing.

(c)   Notwithstanding any provision in this Agreement to the contrary, the obligations of the Sellers to indemnify and hold harmless the Purchaser, the Company and the Subsidiaries pursuant to this Article VI, and the representations and warranties contained in Section 3.26, shall terminate at the close of business on the 120th day following the expiration of the applicable statute of limitations with respect to the Tax liabilities in question (giving effect to any waiver, mitigation or extension thereof).

(d)   From and after the date of this Agreement, the Sellers shall not without the prior written consent of the Purchaser (which may, in its sole and absolute discretion, withhold such consent) make, or cause or permit to be made, any Tax election that would affect the Company or any Subsidiary.

(e)   For purposes of this Article VI, "the Purchaser" and "the Sellers", respectively, shall include each member of the affiliated group of corporations of which any of them is or becomes a member (other than the Company and the Subsidiaries, except to the extent expressly referenced).

(f)   The Purchaser shall be entitled to recover professional fees and related costs that it may reasonably incur to enforce the provisions of this Article VI.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.01.   Conditions to Obligations of the Sellers.   The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)   Representations, Warranties and Covenants.   The representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing Date other than such representations and warranties as are made as of another date, which shall be true and correct in all material respects as of such other date, the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects, and the Sellers shall have received a certificate from the Purchaser to such effect signed by a duly authorized officer thereof;

(b)   HSR Act.   Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Shares contemplated hereby shall have expired or shall have been terminated;

(c)   No Proceeding or Litigation.   No Action shall have been commenced by or before any Governmental Authority against either the Sellers or the Purchaser, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of the Sellers, is likely to render it impossible or unlawful to consummate such transactions; provided, however, that the provisions of this Section 7.01(c) shall not apply if the Sellers have directly or indirectly solicited or encouraged any such Action;

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(d)   Resolutions. The Sellers shall have received a true and complete copy, certified by the Secretary or an Assistant Secretary of the Purchaser, of the resolutions duly and validly adopted by the Board of Directors of the Purchaser evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(e)   Incumbency Certificate. The Sellers shall have received a certificate of the Secretary or an Assistant Secretary of the Purchaser certifying the names and signatures of the officers of the Purchaser authorized to sign this Agreement and the other documents to be delivered hereunder; and

(f)   Legal Opinion. The Sellers shall have received from Shearman & Sterling a legal opinion, addressed to the Sellers and dated the Closing Date, substantially in the form of Exhibit 7.01(f).

SECTION 7.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)   Representations, Warranties and Covenants. The representations and warranties of the Sellers contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing, other than such representations and warranties as are made as of another date which shall be true and correct in all material respects as of such other date, the covenants and agreements contained in this Agreement to be complied with by the Sellers and the Company on or before the Closing shall have been complied with in all material respects, and the Purchaser shall have received a certificate of the Company to such effect signed by a duly authorized officer thereof;

(b)   HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Shares contemplated hereby shall have expired or shall have been terminated;

(c)   No Proceeding or Litigation. No Action shall have been commenced or threatened by or before any Governmental Authority against either the Sellers or the Purchaser, seeking to restrain or materially and adversely alter the transactions contemplated hereby which, in the reasonable, good faith determination of the Purchaser is likely to render it impossible or unlawful to consummate the transactions contemplated by this Agreement or which could have a Material Adverse Effect; provided, however, that the provisions of this Section 7.02(c) shall not apply if the Purchaser has solicited or encouraged any such Action;

(d)   Legal Opinion. The Purchaser shall have received from Mitrani, Rynor, Adamsky, Macaulay & Zorrilla, P.A. a legal opinion, addressed to the Purchaser and dated the Closing Date, substantially in the form of Exhibit 7.02(d);

(e)   Consents and Approvals. The Purchaser and the Sellers shall have received, each in form and substance satisfactory to the Purchaser, all authorizations, consents, orders and approvals of all Governmental Authorities and officials and all third party consents and estoppel certificates which the Purchaser deems reasonably necessary or desirable for the consummation of the transactions contemplated by this Agreement;

(f)   Environmental Assessment. The environmental assessment conducted by the Purchaser or on the Purchaser's behalf shall be satisfactory to the Purchaser;

(g)   New Jersey Industrial Site Recovery Act. Walpole shall have complied in all respects with the New Jersey Industrial Site Recovery Act;

(h)   Resignations of the Company's Directors. The Purchaser shall have received the resignations, effective as of the Closing, of all the directors and officers of the Company and each Subsidiary;

(i)   Organizational Documents.   The Purchaser shall have received a copy of (i) the Certificates of Incorporation, as amended (or similar organizational documents), of the Company and of each Subsidiary, certified by the secretary of state of the jurisdiction in which each such entity is incorporated or organized, as of a date not earlier than five Business Days prior to the Closing Date and accompanied by a certificate of the Secretary or Assistant Secretary of each such entity, dated as of the Closing Date, stating that no amendments have been made to such Certificate of Incorporation (or similar organizational documents) since such date, and (ii) the By-laws (or similar organizational documents) of the Company and of each Subsidiary, certified by the Secretary or Assistant Secretary of each such entity;

(j)   Minute Books. The Purchaser shall have received a copy of the minute books and stock register of the Company and each Subsidiary, certified by their respective Secretaries or Assistant Secretaries as of the Closing Date;

(k)   Certificate of Non-Foreign Status. The Purchaser shall have received a certificate from the Sellers (which complies with Section 1445 of the Code) of non-foreign status executed in accordance with the provisions of the Foreign Investment in Real Property Tax Act;

(l)   Good Standing; Qualification to Do Business.   The Purchaser shall have received good standing certificates for the Company and for each Subsidiary from the secretary of state of the jurisdiction in which each such entity is incorporated or organized and from the secretary of state in each other jurisdiction in which the properties owned or leased by any of the Company or any Subsidiary, or the operation of its business in such jurisdiction, requires the Company or any Subsidiary to qualify to do business as a foreign corporation, in each case dated as of a date not earlier than five Business Days prior to the Closing Date and accompanied by bring-down telegrams dated the Closing Date;

(m)   Release of Indemnity Obligations. The Purchaser shall have received the general release and discharge from the Sellers referred to in Section 5.10 in form and substance satisfactory to the Purchaser;

(n)   No Material Adverse Effect. No event or events shall have occurred, or be reasonably likely to occur, which, individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect; and

(o)   Employment Agreements. Anthony Marino, Lawrence Marino and Carlos Echeverría shall have executed their respective Employment Agreements at the time of signing this Agreement and such Employment Agreements shall remain in full force and effect.

ARTICLE VIII

INDEMNIFICATION

SECTION 8.01. Survival of Representations and Warranties. The representations and warranties of the Sellers contained in this Agreement, and all statements contained in this Agreement, the Exhibits to this Agreement, the Disclosure Schedule and any certificate, Financial Statement, Interim Financial Statement or report or other document delivered pursuant to this Agreement or in connection with the transactions contemplated by this Agreement (collectively, the "Acquisition Documents"), shall survive the Closing until the third anniversary of the Closing Date; provided, however, that (a) the representations and warranties dealing with Tax matters shall survive as provided in Section 8.09(d), (b) insofar as any claim is made by the Purchaser for the breach of any representation or warranty of the Sellers contained herein, which claim arises out of allegations of personal injury or property damage suffered by any third party on or prior to the Closing Date or attributable to products or Inventory sold or shipped, or activities or omissions that occur, on or prior to the Closing Date, such representations and warranties shall, for purposes of such claim by the Purchaser, survive until thirty calendar days after the expiration of the applicable statute of limitations governing such claims and (c) insofar as any claim is made by the Purchaser for the breach of any representation or warranty of the Sellers contained herein relating to environmental matters, such representations and warranties shall, for purposes of such claims by the Purchaser, survive the Closing Date until the fifth anniversary of the Closing Date. Neither the period of survival nor the liability of the Sellers with respect to the Sellers' representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Purchaser. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by the Purchaser to the Sellers, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

SECTION 8.02. Indemnification by the Sellers. (a) The Purchaser and its Affiliates (including, after the Closing, the Company and the Subsidiaries), officers, directors, employees, agents, successors and assigns (each an "Indemnified Party") shall be indemnified and held harmless by the Sellers, jointly and severally, for any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, reasonable attorneys' and consultants' fees and expenses) actually suffered or incurred by them (including, without limitation, any Action brought or otherwise initiated by any of them) (hereinafter a "Loss"), arising out of or resulting from:

(i)   the breach of any representation or warranty made by the Sellers contained in the Acquisition Documents; or

(ii)   the breach of any covenant or agreement by the Sellers contained in the Acquisition Documents; or

(iii)   Liabilities of the Company or any Subsidiary not reflected on the statement of Final Closing Date Net Working Capital, whether arising before or after the Closing Date, arising from or relating to the ownership or actions or inactions of the Company or such Subsidiary or the conduct of their respective businesses prior to the Closing; or

(iv)   any and all Losses suffered or incurred by the Purchaser, the Company or any Subsidiary by reason of or in connection with any claim or cause of action of any third party to the extent arising out of any action, inaction, event, condition, liability or obligation of the Sellers occurring or existing prior to the Closing; or

(v)   (i) Any Hazardous Material at, on, under, migrating to or from, or transported to or from the Real Property, or any property formerly owned, leased, occupied or used by the Company or the Business, on or prior to the Closing, or any additional migration or transportation of such Hazardous Material after the Closing (including, without limitation, any Remedial Action at any time after the Closing relating to such Hazardous Material); (ii) any Environmental Claim arising at any time that relates to the Company, the Business or the Real Property on or prior to the Closing; or (iii) any noncompliance with or violation of any applicable Environmental Law or Environmental Permit relating in any way to the Company or the Business on or prior to the Closing, or any continuation of such violation or non-compliance after the Closing.

To the extent that the Sellers' undertakings set forth in this Section 8.02 may be unenforceable, the Sellers shall contribute the maximum amount that they are permitted to contribute under applicable law to the payment and satisfaction of all Losses incurred by the Purchaser, the Company and the Subsidiaries.

(b)   An Indemnified Party shall give the Sellers notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The obligations and Liabilities of the Sellers under this Article VIII with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Article VIII ("Third Party Claims") shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Sellers notice of such Third Party Claim within 30 days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Sellers from any of their obligations under this Article VIII except to the extent the Sellers are materially prejudiced by such failure and shall not relieve the Sellers from any other obligation or Liability that they may have to any Indemnified Party otherwise than under this Article VIII. If the Sellers acknowledge in writing their obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, then the Sellers shall be entitled to assume and control the defense of such Third Party Claim at their expense and through counsel of their choice if they give notice of their intention to do so to the Indemnified Party within five days of the receipt of such notice from the Indemnified Party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party, in its reasonable discretion, for the same counsel to represent both the Indemnified Party and the Sellers then the Indemnified Party shall be entitled to retain its own counsel, in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Sellers. In the event the Sellers exercise the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Sellers in such defense and make available to the Sellers, at the Sellers' expense, all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Sellers. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Sellers shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Sellers' expense, all such witnesses, records, materials and information in the Sellers' possession or under the Sellers' control relating thereto as is reasonably required by the Indemnified Party. No such Third Party Claim may be settled by the Sellers without the prior written consent of the Indemnified Party.

SECTION 8.03. <u>Payment of Indemnity Amounts.</u> (a) In order to satisfy any amount determined to be owed to the Purchaser under this Article VIII, the Purchaser's sole recourse shall be to offset such amount against any Subsequent Payments remaining to be paid; <u>provided</u> that the Sellers shall not be required to indemnify, defend or hold the Purchaser harmless against or reimburse any losses or claims pursuant to Section 8.02 unless and until the aggregate amount of such losses or claims exceeds $50,000, after which the Sellers shall be obligated for the entire amount of all such losses or claims in excess of $25,000.

(b)   In the event of any indemnity claim by the Purchaser, notwithstanding the provisions of Section 2.02(b), the Purchaser may withhold an amount from any Subsequent Payments that in the Purchaser's good faith estimate is sufficient to cover the amount of such claim. Upon resolution of such claim, the Purchaser shall pay the remainder of such Subsequent Payment after the satisfaction of such claim to the Sellers together with interest thereon at the Interest Rate for the period withheld.

NYDOCS02/465647 10

SECTION 8.04. <u>Tax Matters</u>. Anything in this Article VIII (except for the specific reference to Tax matters in Section 8.01) to the contrary notwithstanding, the rights and obligations of the parties with respect to indemnification for any and all Tax matters shall be governed by Article VI.

ARTICLE IX

TERMINATION AND WAIVER

SECTION 9.01. <u>Termination</u>. This Agreement may be terminated at any time prior to the Closing:

(a)   by the Purchaser if, between the date hereof and the time scheduled for the Closing: (i) an event or condition occurs that has resulted in or that may be expected to result in a Material Adverse Effect, (ii) any representation or warranty of the Sellers contained in this Agreement shall not have been true and correct when made, such that the conditions to Closing set forth in Section 7.01 would not be satisfied, (iii) the Sellers shall not have complied with any covenant or agreement to be complied with by them and contained in this Agreement, such that the conditions to Closing set forth in Section 7.01 would not be satisfied; or (iv) any of the Sellers, the Company or any Subsidiary makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any of the Sellers, the Company or any Subsidiary seeking to adjudicate any of them a bankrupt or insolvent, or seeking liquidation, winding up or reorganization, arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization; or

(b)   by either the Sellers or the Purchaser if the Closing shall not have occurred by August 15, 1999 as a result of a breach of this Agreement by or failure of a condition within the control of the non-terminating party, or by August 31, 1999 for any other reason; <u>provided</u>, <u>however</u>, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; or

(c)   by either the Purchaser or the Sellers in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

(d)   by the mutual written consent of the Sellers and the Purchaser.

SECTION 9.02. <u>Effect of Termination</u>. (a) In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Sections 5.03, 9.02(b) and 10.01 and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement.

(b)   Notwithstanding the foregoing, if the Closing does not occur because of the Sellers' failure to satisfy the conditions to the Purchaser's obligation to effect the Closing contained in Section 7.01 to the extent controlled by the Sellers, then the Sellers shall reimburse the Purchaser for its costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors, financing sources and accountants, incurred by the Purchaser in connection with the preparation, negotiation and performance of this Agreement and the transactions contemplated hereby.

(c)   Notwithstanding the foregoing, if the Closing does not occur because of the Purchaser's failure to satisfy the conditions to the Sellers' obligation to effect the Closing contained in Section 7.02 to the extent controlled by the Purchaser, then the Purchaser shall reimburse the Sellers for its costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors, financing sources and accountants, incurred by the Sellers in connection with the preparation, negotiation and performance of this Agreement and the transactions contemplated hereby.

SECTION 9.03. <u>Waiver</u>. Either party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01. <u>Expenses</u>. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; <u>provided</u> that all such fees and disbursements of the Company shall be paid by the Sellers or accrued as part of the Net Working Capital of the Company reflected on the Closing Balance Sheet.

SECTION 10.02. <u>Notices</u>. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a)   if to the Sellers:

Marino Technologies Inc.

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13260 N.W. 45th Avenue
Opa-Locka, Florida 33054
Telecopy: (305) 687-0182
Attention: Anthony Marino

with a copy to:

Mitrani, Rynor, Adamsky, Macaulay & Zorrilla, P.A.
One S.E. 3rd Avenue, Suite 2200
Miami, Florida 33131
Telecopy: (305) 358-9617
Attention: Robert B. Macaulay, Esq.

(b)   if to the Purchaser:

Consoltex (USA) Inc.
1040 Avenue of the Americas, 6th Floor
New York, New York 10018
Telecopy: (212) 596-0483
Attention: Paul J. Bamatter

with a copy to:

Shearman & Sterling
599 Lexington Avenue
New York, New York 10022
Telecopy: (212) 848-7179
Attention: Creighton O'M. Condon, Esq.

SECTION 10.03. Public Announcements. No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without prior notification to the other party, and the parties shall cooperate as to the timing and contents of any such press release or public announcement.

SECTION 10.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 10.06. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the Sellers and the Purchaser with respect to the subject matter hereof and thereof.

SECTION 10.07. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Sellers and the Purchaser (which consent may be granted or withheld in the sole discretion of the Sellers or the Purchaser); provided, however, that the Purchaser may assign this Agreement to an Affiliate of the Purchaser without the consent of the Sellers so long as LINQ Industrial Fabrics, Inc. ("LINQ") provides an unconditional guarantee, in form and substance reasonably satisfactory to the Sellers, of the Affiliate's obligations hereunder; and provided, further that there has been no material adverse change in the business or financial condition of LINQ since June 30, 1999 (the date of the most recent financial statements of LINQ delivered to the Sellers).

SECTION 10.08. No Third Party Beneficiaries. Except for the provisions of Article IX relating to Indemnified Parties, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 10.09. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers and the Purchaser or (b) by a waiver in accordance with Section 9.03.

SECTION 10.10. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, EXCLUDING (TO THE GREATEST EXTENT PERMISSIBLE BY LAW) ANY RULE OF LAW THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK. ALL ACTIONS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE HEARD AND DETERMINED IN ANY NEW YORK STATE OR FEDERAL COURT SITTING IN THE CITY OF NEW YORK. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, THE RIGHT TO A TRIAL BY JURY.

SECTION 10.11. Arbitration. Any dispute or controversy arising under or in connection with this Agreement (a "Claim") that cannot be mutually resolved by the parties hereto and their respective advisors and representatives shall be finally settled by binding arbitration in New York, New York administered by the American Arbitration Association ("AAA") under its Commercial Arbitration Rules as then in effect (the "Rules"). The arbitration shall be conducted before three arbitrators of exemplary qualifications and stature, who shall be selected in accordance with the Rules. Judgment may be entered on the arbitrator's award in any court have competent jurisdiction. At the request of either the Sellers or the Purchaser, the arbitrators may take any interim measure they deem necessary, including measures for the conservation of any items forming the subject matter in dispute, which measures may take the form of an interim award. The arbitrators' power to grant interim measures shall not be interpreted as precluding the jurisdiction of competent courts to grant such relief. The arbitrators shall not award punitive damages. In rendering their award, the arbitrators shall be required to adopt the position of either the party bringing a Claim or the party opposing such Claim. The parties waive any form of notification or deposit of the award except as required by the Rules. Judgment on the award may be entered in any court having jurisdiction over it or having jurisdiction over the Sellers or the Purchaser or their respective assets. The laws of the State of New York shall govern any arbitration and the validity, scope and effect of this Section 10.11. The non-prevailing party shall bear all expenses of the arbitrators incurred in any arbitration hereunder. In the event of arbitration or litigation arising under this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party its reasonable attorney's fees and expenses incurred in connection with such arbitration or litigation, including before the filing of a demand for arbitration or a lawsuit.

SECTION 10.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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SECTION 10.13. <u>Specific Performance</u>. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

397

IN WITNESS WHEREOF, the Sellers and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ANTHONY MARINO, as attorney-in-fact for the several Sellers named on Schedule I hereto

By: _____
    Name:
    Title:

CONSOLTEX (USA) INC.

By: _____
    Name: Paul J. Bamatter
    Title: Vice President Finance and
Chief Financial Officer

By: _____
    Name: Alex DiPalma
    Title: Vice President, Taxation

397

Article 4.   SCHEDULE I

Section 4.01 SELLERS

Name	**Number of Shares**	**Percentage of Total Outstanding**
Barry Tenzer	441,711	30.87%
Estate of Frank Marino	325,000	22.71%
Lawrence Marino	212,597	14.86%
Anthony Marino	197,085	13.77%
Family Trust of Caroline Marino	90,666	6.34%
Family Trust under Anthony Marino	87,333	6.10%
Carlos Echeverría	36,444	2.55%
Fortunata Cali	12,500	0.87%
Jewish Communal Fund	10,000	0.70%
Adam Marino Trust	5,332	0.37%
Erica Marino Trust	5,332	0.37%
Omar Rodriguez	5,000	0.35%
Miriam Wright	2,000	0.14%
	1,431,000	**100.00%**

EXHIBIT 7.01(f)

FORM OF OPINION OF THE PURCHASER'S COUNSEL

1. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York and has all necessary corporate power and authority to enter into the Agreement, to carry out its obligations thereunder and to consummate the transactions contemplated thereby.

2. The execution and delivery of the Agreement by the Purchaser, the performance by the Purchaser of its obligations thereunder and the consummation by the Purchaser of the transactions contemplated thereby have been duly authorized by all requisite action on the part of the Purchaser.

2. The Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Sellers) the Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar law affecting creditor's rights generally and subject, as to enforceability, to the effect of general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether such enforceability is considered in a proceeding in equity or at law).

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EXHIBIT 7.02(d)

FORM OF OPINION OF THE SELLERS' COUNSEL

1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to carry out its obligations under the Agreement and to consummate the transactions contemplated thereby.

2. The execution and delivery of the Agreement by the Sellers, the performance by the Sellers of their obligations thereunder and the consummation by the Sellers of the transactions contemplated thereby have been duly authorized by all requisite action on the part of the Sellers.

3. The Agreement has been duly executed and delivered by the Sellers, and (assuming due authorization, execution and delivery by the Purchaser) the Agreement constitutes a legal, valid and binding obligation of the Sellers, enforceable against the Sellers in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar law affecting creditor's rights generally and subject, as to enforceability, to the effect of general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether such enforceability is considered in a proceeding in equity or at law).

ASSET PURCHASE AGREEMENT, dated as of November 19, 1999, among ATLAS BAG INC., an Illinois corporation (the "Seller"), Charles M. Roy, Scott Brekken and Bruce H. Vernon (together, the "Shareholders"), and MARINO TECHNOLOGIES INCORPORATED, a Delaware corporation (the "Purchaser").

W I T N E S S E T H:

WHEREAS, the Seller, directly and through its wholly owned subsidiary, Atlas Bag Texas Inc. ("Atlas Texas"), is engaged in the business of assembly, sale, refurbishing, importing and distribution of polypropylene bulk bags in the United States and Mexico (the "Business"); and

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, all of the assets of the Business and in connection therewith the Purchaser is willing to assume certain liabilities of the Seller and Atlas Texas relating thereto, all upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Purchaser and the Seller hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms.

As used in this Agreement, the following terms shall have the following meanings: "Acquisition Documents" means this Agreement, the Employment Agreements, and any certificate, Financial Statement, Interim Financial Statement, report or other document delivered pursuant to this Agreement or the transactions contemplated hereby.

"Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

"Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

"Agreement" or "this Agreement" means this Asset Purchase Agreement, dated as of November 19, 1999, between the Seller and the Purchaser (including the Exhibits hereto and the Disclosure Schedule) and all amendments hereto made in accordance with the provisions of Section 7.09.

"Assets" has the meaning specified in Section 2.01(a).

"Assumed Liabilities" has the meaning specified in Section 2.02(a).

"Atlas Texas" has the meaning specified in the recitals to this Agreement.
"Bill of Sale" means the Bill of Sale and Assignment to be executed by the Seller on the Closing Date substantially in the form of Exhibit 1.01(a).

"Business" has the meaning specified in the recitals to this Agreement.

"Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Chicago, Illinois, or New York, New York.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended through the date hereof.

"CERCLIS" means the Comprehensive Environmental Response, Compensation and Liability Information System, as updated through the date hereof.

"Claim" has the meaning specified in Section 7.11.

"Closing" has the meaning specified in Section 2.04.

"Closing Balance Sheet" means the audited consolidated balance sheet (including the related notes and schedules thereto) of the Company and the Subsidiaries, to be prepared pursuant to Section 2.08(a) and to be dated as of the Closing Date.

"Closing Date" has the meaning specified in Section 2.04.

"Closing Date Net Working Capital" has the meaning specified in Section 2.08(a).

"Closing Payment" has the meaning specified in Section 2.03(b).

"Closing Payment Adjustment Amount" means $300,000.

"Code" means the Internal Revenue Code of 1986, as amended through the date hereof.

"Confidentiality Agreement" means the letter agreement dated as January 4, 1999 between the Seller and LINQ.

"Designated Amount" means $100,000.

"Determination Date" has the meaning specified in Section 2.08(c).

"Disability" means a physical or mental disability or infirmity of the Executive that prevents the normal performance of substantially all his duties as an employee of the Purchaser, which disability or infirmity shall exist, or in the opinion of an independent physician is reasonably likely to exist, for any continuous period of 180 days or an aggregate of 180 days in any twelve-month period.

"Disclosure Schedule" means the Disclosure Schedule attached hereto, dated as of the date hereof, and forming a part of this Agreement.

"Employee Amounts" has the meaning specified in Section 5.07(b).

"Employment Agreement" means, as the case may be, (A) the Employment Agreement dated as of the date hereof between the Purchaser and Mr. Charles M. Roy, substantially in the form of Exhibit 1.01(b), or (B) the Employment Agreement dated as of the date hereof between the Purchaser and Mr. Scott Brekken, substantially in the form of Exhibit 1.01(c).

"Environment" means surface waters, groundwaters, soil, subsurface strata and ambient air.

"Environmental Claims" means any and all actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, notices of liability or potential liability, investigations, proceedings, consent orders or consent agreements relating in any way to any Environmental Law, any Environmental Permit or any Hazardous Materials.

"Environmental Condition" means a condition relating to or arising or resulting from a failure to comply with any applicable Environmental Law or Environmental Permit or a Release of Hazardous Materials into the Environment.

"Environmental Law" means any Law, now or hereafter in effect and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment, health, safety or natural resources, including without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

"Environmental Permit" means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

"Encumbrance" means any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens), charge, encumbrance, adverse claim, preferential arrangement, or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

"ERISA" has the meaning specified in Section 3.22(a).

"Estimated Net Working Capital" has the meaning specified in Section 2.07(a).

"Excluded Assets" has the meaning specified in Section 2.01(b).

"Excluded Liabilities" has the meaning specified in Section 2.02(b).

"Executive" means, as the case may be, Mr. Charles M. Roy, Mr. Scott Brekken or Mr. Bruce Vernon.

"Final Closing Date Net Working Capital" has the meaning specified in Section 2.08(c).

"Financial Statements" has the meaning specified in Section 3.07(a)(i).

"Governmental Authority" means any United States federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

"Hazardous Materials" means (a) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls and (b) any other chemicals, materials or substances defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Law.

"Indebtedness" means, with respect to any Person, (i) all indebtedness of such Person, whether or not contingent, for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services, (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the Sellers or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all obligations of such Person as lessee under leases that have been or should be, in accordance with U.S. GAAP, recorded as capital leases, (vi) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (vii) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (viii) all Indebtedness of others referred to in clauses (i) through (vi) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (a) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (b) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (c) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (d) otherwise to assure a creditor against loss, and (ix) all Indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; provided, however, that Indebtedness shall not include accounts payable of such Person.

"Indemnified Party" has the meaning specified in Section 6.04(a).

"Indemnifying Party" has the meaning specified in Section 6.04(a).

"Independent Accounting Firm" has the meaning specified in Section 2.08(b)(ii).

"Intellectual Property" shall mean: (i) United States, international, and foreign patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, domain names, trade dress, logos, and other source identifiers, including registrations and applications for registration thereof, (iii) copyrights, including registrations and applications for registration thereof, (iv) computer software, data, databases, and related documentation, and (v) confidential and proprietary information, including trade secrets and know-how.

"Interest Rate" has the meaning specified in Section 2.03(c).

"Interim Financial Statements" has the meaning specified in Section 3.07(a)(ii).

"Inventories" means all inventory (including inventory shipped on consignment), merchandise, finished goods, and raw materials, packaging, supplies and other personal property related to the Business, maintained, held or stored by or for the Seller on the Closing Date and any prepaid deposits for any of the same.

"IRS" means the Internal Revenue Service of the United States.

"Law" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, requirement or rule of common law.

"Leased Real Property" means the real property leased by the Seller and Atlas Texas, as tenant, together with, to the extent leased by the Seller or Atlas Texas, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Seller or Atlas Texas attached or appurtenant thereto, and all easements, licenses, rights and appurtenances relating to the foregoing.

"Liabilities" means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including, without limitation, those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

"Licensed Intellectual Property" shall mean (i) all licenses of Intellectual Property and Software licensed to the Seller or Atlas Texas by any third party, and (ii) all licenses of Intellectual Property by the Seller or Atlas Texas to any third party.

"LINQ" means LINQ Industrial Fabrics, Inc.

"Loss" has the meaning specified in Section 6.02.

"Material Adverse Effect" means any circumstance, change in, or effect on, the Business or the Seller that, individually or in the aggregate with any other circumstances, changes in, or effects on, the Seller or the Business: (a) is, or could be, materially adverse to the business, operations, assets or liabilities (including, without limitation, contingent liabilities), employee relationships, customer or supplier relationships, prospects, results of operations or the condition (financial or otherwise) of the Business or (b) could materially adversely affect the ability of the Purchaser to operate or conduct the Business in the manner in which it is currently operated or conducted by the Seller.

"Material Contracts" has the meaning specified in Section 3.16(a).

"Multiemployer Plan" has the meaning specified in Section 3.22(b).

"Multiple Employer Plan" has the meaning specified in Section 3.22(b).

"Natural Resources" means land, fish, wildlife, biota, air, water, ground water, drinking water supplies, and other such resources.

"Net Working Capital" means the total of current assets excluding cash but including and not limited to all other current assets such as trade and other receivables due in less than one year, inventory and prepaid expenses less all current liabilities including but not limited to trade and other payables, taxes, accruals, customer advances and any other payments due in less than one year, excluding Indebtedness.

"Owned Intellectual Property" shall mean all Intellectual Property and Software owned by the Seller or Atlas Texas.

"Permits" means all environmental, health and safety and other permits, licenses, authorizations, certificates, exemptions and approvals of Governmental Authorities.

"Permitted Encumbrances" means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (a) liens for taxes, assessments and governmental charges or levies not yet due and payable; (b) Encumbrances imposed by Law, such as materialmen's, mechanics', carriers', workmen's and repairmen's liens and other similar liens arising in the ordinary course of business securing obligations that (i) are not overdue for a period of more than 30 days and (ii) are not in excess of $10,000 in the case of a single property or $50,000 in the aggregate at any time; (c) pledges or deposits to secure obligations under workers' compensation laws or similar legislation or to secure public or statutory obligations; and (d) minor survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property that (i) were not incurred in connection with any indebtedness, (ii) do not render title to the property encumbered thereby unmarketable and (iii) do not, individually or in the aggregate, materially adversely affect the value of or the use of such property for its present purposes.

"Person" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

"Plans" has the meaning specified in Section 3.22(a).

"Post-Closing Adjustment" has the meaning specified in Section 2.08(c).

"Purchase Price" has the meaning specified in Section 2.03.

"Purchase Price Bank Account" means a bank account in the United States to be designated by the Seller in a written notice to the Purchaser at least five Business Days before the Closing.

"Purchaser" has the meaning specified in the recitals to this Agreement.

"Purchaser's Accountants" means PricewaterhouseCoopers, independent accountants of the Purchaser.

"Receivables" means any and all accounts receivable, notes, commissions and other amounts receivable from third parties, including, without limitation, customers, suppliers and employees, arising from the conduct of the Business on or before the Closing Date, whether or not in the ordinary course, together with any unpaid financing charges accrued thereon.

"Reference Balance Sheet" means the consolidated balance sheet of the Seller as of June 30, 1999.

"Reference Balance Sheet Date" means June 30, 1999.

"Regulations" means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of the Treasury with respect to the Code or other federal tax statutes.

"Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing and the like into or upon any land or water or air or otherwise entering into the Environment.

"Remedial Action" means all action to (i) clean up, remove, treat or handle in any other way Hazardous Materials in the Environment; (ii) restore or reclaim the Environment or Natural Resources; (iii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or the Environment; or (iv) perform remedial investigations, feasibility studies, corrective actions, closures, and postremedial or postclosure studies, investigations, operations, maintenance and monitoring on, about or in any Real Property.

"Representative" has the meaning specified in Section 2.09.

"Restricted Period" has the meaning specified in Section 5.08.

"Rules" has the meaning specified in Section 7.11.

"Seller" has the meaning specified in the recitals to this Agreement.

"Seller Common Stock" has the meaning specified in Section 3.02.

"Seller Systems" has the meaning specified in Section 3.32.

"Seller's Accountant" means Whippman, Greenberg & Goldberg, Limited, independent accountant of the Seller.

"Software" shall mean all computer software material to the operation of the Business.

"Statement of Closing Date Net Working Capital" has the meaning specified in Section 2.08(a).

"Statement of Estimated Net Working Capital" has the meaning specified in Section 2.07(a).

"Subsequent Payment" has the meaning specified in Section 2.03(b).

"Tax" or "Taxes" means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs' duties, tariffs, and similar charges.

"Third Party Claims" has the meaning specified in Section 6.04(a).

"Transferred Employee" has the meaning specified in Section 5.07(a).

"U.S. GAAP" means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

"Vendors" means any and all vendors who are unaffiliated with the Seller and who supply raw materials, components, spare parts, supplies, goods, merchandise or services to the Seller or Atlas Texas.

"Year 2000 Compliant" has the meaning specified in Section 3.32.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Assets to Be Sold. (a) On the terms and subject to the conditions of this Agreement, the Seller hereby sells, assigns, transfers, conveys and delivers to the Purchaser or causes to be sold, assigned, transferred, conveyed and delivered to the Purchaser, and the Purchaser purchases from the Seller, all the assets, properties, goodwill and business of every kind and description and wherever located, whether tangible or intangible, real, personal or mixed, directly or indirectly owned by the Seller or to which it is directly or indirectly entitled and, in any case, belonging to or used or intended to be used in the Business (regardless of whether such assets, properties, goodwill and business are accounted for or otherwise recorded as such in the books of account and other financial records of the Seller), other than the Excluded Assets (the assets to be purchased by the Purchaser being referred to as the "Assets"), including, without limitation, the following:

(i)   the Business as a going concern;

(ii)   all rights in respect of the Leased Real Property;

(iii)   all furniture, fixtures, equipment, machinery and other tangible personal property used or

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held for use by the Seller and Atlas Texas at the locations at which the Business is conducted, or otherwise owned or held by the Seller or Atlas Texas at the Closing Date for use in the conduct of the Business;

(iv)   all vehicles and rolling stock;

(v)   all Inventories;

(vi)   all Receivables;

(vii)   all books of account, general, financial, tax and personnel records, bank accounts, invoices, shipping records, supplier lists, correspondence and other documents, records and files and all Software and programs and any rights thereto owned, associated with or employed by the Seller and Atlas Texas or used in, or relating to, the Business at the Closing Date, other than organization documents, minute and stock record books and the corporate seal of the Seller;

(viii)   the goodwill of the Seller relating to the Business;

(ix)   the Intellectual Property;

(x)   all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind (including rights to insurance proceeds and rights under and pursuant to all warranties, representations and guarantees made by suppliers of products, materials or equipment, or components thereof), pertaining to, arising out of, and enuring to the benefit of the Seller or Atlas Texas;

(xi)   all sales and promotional literature, customer lists and other sales-related materials owned, used, associated with or employed by the Seller and Atlas Texas in connection with the Business at the Closing Date;

(xii)   all rights of the Seller and Atlas Texas under all contracts, licenses, sublicenses, agreements, leases, commitments, and sales and purchase orders, and under all commitments, bids and offers (to the extent such offers are transferable);

(xiii)   all municipal, state and federal franchises, permits, licenses, agreements, waivers and authorizations held or used by the Seller and Atlas Texas in connection with, or required for, the Business, to the extent transferable;

(xiv)   all insurance policies and rights thereunder of the Seller and Atlas Texas pertaining to the Assumed Liabilities in respect of the Business and all rights of the Seller and Atlas Texas of every nature and description under or arising out of such insurance policies; and

(xv)   all the Seller's and Atlas Texas's right, title and interest on the Closing Date in, to and under all other assets, rights and claims of every kind and nature used or intended to be used in the operation of, or residing with, the Business.

(b)   Notwithstanding anything in clause (a) above, the Assets shall exclude the following assets owned by the Seller (the "Excluded Assets"):

(i)   all cash and marketable securities (it being understood that the Receivables shall not be considered securities);

(ii)   claims for refunds of Taxes paid by the Seller or Atlas Texas imposed on property, incomes or payrolls arising prior to or on the Closing Date;

(iii)   the Seller's minute books and stock ledgers;

(iv)   the capital stock of the Seller;

(v)   all rights of the Seller under this Agreement and the Ancillary Agreements; and

(vi)   the automobiles listed on Section 3.25 of the Disclosure Schedule.

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SECTION 2.02. Assumption and Exclusion of Liabilities. (a) On the terms and subject to the conditions of this Agreement, the Purchaser hereby assumes and shall pay, perform and discharge when due the following Liabilities (the "Assumed Liabilities"):

(i)   Liabilities of the Seller at the Closing Date arising in the ordinary course of business to the extent of any accrual therefor on the Closing Balance Sheet or incurred in the ordinary course of business since the Closing Balance Sheet Date, but excluding any Indebtedness and any Taxes;

(ii)   current Liabilities included in the Net Working Capital of the Seller to the extent reflected on the Closing Balance Sheet or incurred in the ordinary course of business since the Closing Balance Sheet Date; and

(iii)   Liabilities arising after the Closing Date with respect to any contracts assigned to the Purchaser pursuant to Section 2.01(a).

(b)   The Seller shall retain, and shall be responsible for paying, performing and discharging when due, and the Purchaser shall not assume or have any responsibility for, all Liabilities of the Seller as of the Closing Date other than the Assumed Liabilities (the "Excluded Liabilities"), including, without limitation:

(i)   all Taxes now or hereafter owed by the Seller or Atlas Texas, or attributable to the Assets or the Business, relating to any period, or any portion of any period, ending on or prior to the Closing Date;

(ii)   all Liabilities relating to or arising out of the Excluded Assets; and

(iii) all Liabilities of the Seller under this Agreement.

SECTION 2.03. Purchase Price. (a) Subject to the adjustments set forth in Sections 2.07 and 2.08, the aggregate purchase price for the Assets shall be $13,750,000 (the "Purchase Price").

(b)   The Purchase Price shall be paid as follows: (i) subject to Sections 2.03(c) and 2.07, $11,140,000 at the Closing (the "Closing Payment"); and (ii) subject to any rights to withhold or offset such payments provided elsewhere in this Agreement and in the Employment Agreements, $911,000 on each of September 30, 2000 and September 30, 2001 and $788,000 on September 30, 2002 (each, a "Subsequent Payment"). The Subsequent Payment amounts will be secured by a LINQ corporate guarantee. In the event that any Subsequent Payment is not made by the applicable due date, default interest at a rate of 12% per annum shall apply to the period between such date and the date of payment. The Seller may assign the right to receive Subsequent Payments, if any, to an Affiliate with the consent of the Purchaser (which consent shall not be unreasonably withheld), in an agreement in writing pursuant to which the assignee agrees to be bound by the provisions of this Agreement.

(c)   The Closing Payment Adjustment Amount shall be withheld from the Closing Payment until any adjustment of the Closing Payments under Section 2.08(c) becomes final, at which time any remaining portion of the Closing Payment Adjustment Amount, together with interest thereon at the rate of 6% per annum (the "Interest Rate"), will be paid to the Seller.

(d)   The sum of the Purchase Price and the Liabilities treated as assumed for federal income tax purposes shall be allocated among the Assets as of the Closing Date in accordance with Exhibit 2.03(d). Any subsequent adjustments to the sum of the Purchase Price and Assumed Liabilities shall be reflected in the allocation hereunder in a manner consistent with Treasury Regulation § 1.1060-1T(f). For all Tax purposes, the Purchaser and the Seller agree to report the transactions contemplated in this Agreement in a manner consistent with the terms of this Agreement, including the allocation under Exhibit 2.03(d), and that none of them will take any position inconsistent therewith in any Tax return, in any refund claim, in any litigation, or otherwise.

SECTION 2.04. <u>Closing</u>. Subject to the terms and conditions of this Agreement, the sale and purchase of the Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the "<u>Closing</u>") to be held at the offices of Shearman & Sterling, 599 Lexington Avenue, New York, New York at 10:00 a.m. New York time on November 19, 1999, or at such other place or at such other time or on such other date as the Seller and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the "<u>Closing Date</u>").

SECTION 2.05. <u>Closing Deliveries by the Seller</u>. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a) the Bill of Sale and such other instruments, in form and substance satisfactory to the Purchaser, as may be requested by the Purchaser to
transfer the Assets to the Purchaser or evidence such transfer on the public records;

(b) a receipt for the Closing Payment;

(c) executed counterparts of each of the Employment Agreements;

(d) a certificate of an officer of the Seller with respect to (i) the resolutions duly and validly adopted by the Board of Directors of the Seller and the shareholders of the Seller evidencing its and their authorization of the execution and delivery of this Agreement and the Bill of Sale and the consummation of the transactions contemplated hereby and (ii) the incumbency and signature of each officer and representative of the Seller executing this Agreement and the Bill of Sale; and

(e) good standing certificates for the Seller from the secretary of state of Illinois, for Atlas Texas from the secretary of state of Texas and from the secretary of state in each other jurisdiction in which the properties owned or leased by the Seller, or the operation of its business in such jurisdiction, require the Seller and Atlas Texas to qualify to do business as a foreign corporation, in each case dated as of a date not earlier than five Business Days prior to the Closing Date.

SECTION 2.06. <u>Closing Deliveries by the Purchaser</u>. At the Closing, the Purchaser shall deliver to the Seller:

(a) the Closing Payment by certified check to the bank account or bank accounts specified by the Seller at least two Business Days prior to the Closing Date;

(b) executed counterparts of each of the Employment Agreements;

(c) a certificate of an officer of the Purchaser with respect to (i) the resolutions duly and validly adopted by the Board of Directors of the Purchaser and the shareholder of the Purchaser evidencing its and his authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) the incumbency and signature of each officer and representative of the Purchaser executing this Agreement; and

(d) a good standing certificate for the Purchaser from the secretary of state of Delaware dated as of a date not earlier than five Business Days prior to the Closing Date.

SECTION 2.07. <u>Estimate of Purchase Price</u>. The Purchase Price to be paid at the Closing shall be subject to adjustment prior to the Closing as specified in this Section 2.07:

(a) <u>Estimated Net Working Capital</u>. Five Business Days prior to the Closing, the Seller shall deliver to the Purchaser its estimate of Net Working Capital as of September 30, 1999 ("<u>Estimated Net Working Capital</u>") (the "<u>Statement of Estimated Net Working Capital</u>"), together with reasonable supporting financial information therefor.

(b) <u>Amount of Closing Payment</u>. To the extent that Estimated Net Working Capital exceeds $2,900,000, the amount of the Closing Payment shall be adjusted upward from the Purchase Price in an amount equal to such excess.

SECTION 2.08. <u>Post-Closing Adjustment of Closing Payment</u>. The Closing Payment shall be subject to adjustment after the Closing as specified in this Section 2.08:

(a)   Closing Balance Sheet. As promptly as practicable, but in any event on or before December 15, 1999, the Purchaser shall deliver to the Seller the Closing Balance Sheet, together with a report thereon of the Purchaser's Accountants stating that the Closing Balance Sheet fairly presents in all material respects the consolidated financial position of the Seller as of September 30, 1999 in conformity with U.S. GAAP applied on a basis consistent with the preparation of the Reference Balance Sheet. The Purchaser shall also deliver with the Closing Balance Sheet a statement based on such Closing Balance Sheet setting forth the Purchaser's calculation of actual Net Working Capital as of September 30, 1999 ("Closing Date Net Working Capital") (the "Statement of Closing Date Net Working Capital"). The costs of preparation of the Closing Balance Sheet and the Statement of Closing Date Net Working Capital shall be divided equally between the Seller and the Purchaser.

(b)   Disputes. (i) Subject to clause (ii) of this Section 2.08(b), the Closing Balance Sheet delivered by the Purchaser to the Seller shall be deemed to be and shall be final, binding and conclusive on the parties hereto.

(ii)   The Seller may dispute any amounts reflected on the Closing Balance Sheet and the Statement of Closing Date Net Working Capital only on the basis that the amounts reflected on the Closing Balance Sheet were not arrived at in accordance with U.S. GAAP applied on a basis consistent with the preparation of the Reference Balance Sheet, excluding normal recurring adjustments; provided, however, that the Seller shall have notified the Purchaser and the Purchaser's Accountants in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within 15 Business Days of the Purchaser's delivery of the Closing Balance Sheet and the Purchaser's calculation of Closing Date Net Working Capital. In the event of such a dispute, the Seller's Accountant and the Purchaser's Accountants shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto. If any such resolution by the Purchaser's Accountants and the Seller's Accountant leaves in dispute amounts the net effect of which in the aggregate would not affect the Closing Date Net Working Capital reflected on the Closing Balance Sheet by more than the Designated Amount, all such amounts remaining in dispute shall then be deemed to have been resolved one-half in favor of the Purchaser and one-half in favor of the Seller. If the Seller's Accountant and the Purchaser's Accountants are unable to reach a resolution with such effect within 20 Business Days after receipt by the Purchaser and the Purchaser's Accountants of the Seller's written notice of dispute, the Seller's Accountant and the Purchaser's Accountants shall submit the items remaining in dispute for resolution to Deloitte & Touche, L.L.P. (or, if such firm shall decline to act or is not, at the time of such submission, independent of the Seller and the Purchaser, to another independent accounting firm of international reputation mutually acceptable to the Purchaser and the Seller) (either Deloitte & Touche, L.L.P. or such other accounting firm being referred to herein as the "Independent Accounting Firm"), which shall, within 30 Business Days after such submission, determine and report to the Purchaser and the Seller upon such remaining disputed items, and such report shall be final, binding and conclusive on the Seller and the Purchaser. The fees and disbursements of the Independent Accounting Firm shall be allocated between the Seller and the Purchaser in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted.

(iii)   In acting under this Agreement, the Purchaser's Accountants, the Seller's Accountant and the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.

(c)   Closing Payment Adjustment. The calculation of Closing Date Net Working Capital shall be deemed final ("Final Closing Date Net Working Capital") for the purposes of this Section 2.08 upon the earliest of (A) the failure of the Seller to notify the Purchaser of a dispute within 15 Business Days of the Purchaser's delivery of the Closing Balance Sheet to the Seller, (B) the resolution of all disputes, pursuant to Section 2.08(b)(ii), by the Purchaser's Accountants and the Seller's Accountant and (C) the resolution of all disputes, pursuant to Section 2.08(b)(ii), by the Independent Accounting Firm (such date being the "Determination Date"). Within three Business Days of the calculation of Final Closing Date Net Working Capital being deemed final, a Closing Payment adjustment shall be made as follows:

(i)   in the event that the Final Closing Date Net Working Capital is greater than Estimated Net Working Capital and in excess of $2.9 million, then the Closing Payment shall be adjusted upward in an amount equal to such difference; and

(ii)   in the event that the Final Closing Date Net Working Capital is less than Estimated Net Working Capital and less than $2.5 million, then the Closing Payment shall be adjusted downward in an amount equal to such difference.

Upon the final determination of the amount of any cumulative adjustment to the Closing Payment pursuant to (i) through (iv) above (the "Post-Closing Adjustment"), such Post-Closing Adjustment shall be paid as follows, in each case by wire transfer in immediately available funds:

(A)   in the event that a Post-Closing Adjustment is due to the Purchaser in an amount less than the Closing Payment Adjustment Amount, then the Purchaser shall retain the amount of the Post-Closing Adjustment from the Closing Payment Adjustment Amount and pay the balance of the Closing Payment Adjustment Amount to the Seller within three Business Days of the Determination Date; or

(B)   in the event that a Post-Closing Adjustment is due to the Purchaser in an amount greater than the Closing Payment Adjustment Amount, then the Purchaser shall retain the Closing Payment Adjustment Amount and the Seller, within three Business Days of the Determination Date, shall pay the amount of the Post-Closing Adjustment that is in excess of the Closing Payment Adjustment Amount to the Purchaser; or

(C)   in the event that a Post-Closing Adjustment is due to the Seller, then the Purchaser shall pay the sum of the Closing Payment Adjustment Amount and the Post-Closing Adjustment to the Seller within three Business Days of the Determination Date.

SECTION 2.09. The Representative. Each of the Seller and each Shareholder hereby appoints Charles Roy its legal representative (such Person and any successor or successors being the "Representative"), as each such Seller or Shareholder's Attorney-in-Fact and representative, to act on behalf of such Seller or Shareholder (i) with respect to any claims (including the settlement thereof) made by such party for indemnification pursuant to Article VI and (ii) with respect to any actions to be taken in connection with the Post-Closing Adjustment to the Purchase Price pursuant to Section 2.08. In the event that the Representative becomes unable or unwilling to continue in his capacity as Representative under this Agreement, the Seller and the Shareholders shall promptly appoint a successor Representative, who shall be reasonably acceptable to the Purchaser (it being agreed that any Shareholder shall be deemed reasonably acceptable), by written notice to the Purchaser. All references herein to the "Representative" shall include any such successor Representative. The Seller and the Shareholders hereby consent to the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by him under this Agreement. The Seller and each of the Shareholders shall be bound by all actions taken by the Representative in his capacity thereof. The Purchaser shall be entitled to rely, as being binding upon such party, upon any document or other paper believed by it to be genuine and correct and to have been signed or sent by the Representative, and the Purchaser shall not be liable to any of the Seller or any Shareholders for any action taken or omitted to be taken by it in such reliance. Copies of any notice given by the Purchaser to the Representative shall be provided to each of those persons specified in Section 7.02.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

As an inducement to the Purchaser to enter into this Agreement, the Seller and each of the Shareholders hereby jointly and severally represent and warrant to the Purchaser as follows:

SECTION 3.01. <u>Organization and Authority of the Seller</u>. (a) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois and has all necessary power and authority to enter into this Agreement and the Bill of Sale, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not materially adversely affect (i) the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Bill of Sale and (ii) the ability of the Seller to conduct the Business. The execution and delivery of this Agreement and the Bill of Sale by the Seller, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Seller and its shareholder. This Agreement and the Bill of Sale have been duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement and the Bill of Sale constitute, legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium or other laws affecting enforceability and to general equitable principles.

(b)   All the outstanding shares of capital stock of the Seller are validly issued, fully paid, nonassessable and are owned by the Shareholders directly, free and clear of all Encumbrances.

(c)   Except as set forth in Section 3.01 of the Disclosure Schedule, there are no options, warrants, convertible securities, or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Seller or obligating the Seller to issue or sell any shares of capital stock of, or any other interest in, the Seller.

(d)   All corporate actions taken by the Seller have been duly authorized and the Seller has not taken any action that in any respect conflicts with, constitutes a default under or results in a violation of any provision of its charter or by-laws (or similar organizational documents). True and complete copies of the charter and by-laws (or similar organizational documents), as in effect on the date hereof, of the Seller have been delivered by the Seller to the Purchaser.

(e)   The Seller is neither a member of (nor is any part of its business conducted through) any partnership nor a participant in any joint venture or similar arrangement.

(f)   Except as set forth in Section 3.01 of the Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of capital stock of or any other interests in the Seller.

(g)   The stock register of the Seller accurately records: (i) the name and address of each Person owning shares of capital stock of the Seller and (ii) the certificate number of each certificate evidencing shares of capital stock issued by the Seller, the number of shares evidenced by each such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation.

(h)   Except as set forth in Section 3.01 of the Disclosure Schedule, there are no contracts or arrangements whereby any Person is entitled to any payments based upon the revenues or income of the Seller.

SECTION 3.02. <u>Capitalization</u>. The authorized capital stock of the Seller consists of 10,000 shares of common stock, no par value, of the Seller ("<u>Seller Common Stock</u>"), 56.40 of which are duly authorized, validly issued, fully paid and non-assessable. The Shareholders in the aggregate hold all such authorized and issued shares of Seller Common Stock.

SECTION 3.03. <u>Subsidiaries</u>. (a) Other than Atlas Texas, there are no other corporations, partnerships, joint ventures, associations or other entities in which the Seller owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same. The Seller is not a member of (nor is any part of the Business conducted through) any partnership. The Seller is not a participant in any joint venture or similar arrangement.

(b)   Atlas Texas: (i) is a corporation duly organized and validly existing under the laws of Texas, (ii) has all necessary power and authority to own, operate or lease the properties and assets owned, operated or leased by it and to carry on its business as it has been and is currently conducted by it and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not materially adversely affect (i) the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Bill of Sale and (ii) the ability of the Seller to conduct the Business.

(c)   All the outstanding shares of capital stock of Atlas Texas are validly issued, fully paid, nonassessable and are owned by the Seller directly, free and clear of all Encumbrances.

(d)   There are no options, warrants, convertible securities, or other rights, agreements, arrangements or commitments of any character relating to the capital stock of Atlas Texas or obligating the Seller or Atlas Texas to issue or sell any shares of capital stock of, or any other interest in, Atlas Texas.

(e)   All corporate actions taken by Atlas Texas have been duly authorized and Atlas Texas has not taken any action that in any respect conflicts with, constitutes a default under or results in a violation of any provision of its charter or by-laws (or similar organizational documents). True and complete copies of the charter and by-laws (or similar organizational documents), as in effect on the date hereof, of Atlas Texas have been delivered by the Seller to the Purchaser.

(f)   Atlas Texas is neither a member of (nor is any part of its business conducted through) any partnership nor a participant in any joint venture or similar arrangement.

(g)   There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of capital stock of or any other interests in Atlas Texas.

(h)   The stock register of Atlas Texas accurately records: (i) the name and address of each Person owning shares of capital stock Atlas Texas and (ii) the certificate number of each certificate evidencing shares of capital stock issued by Atlas Texas, the number of shares evidenced each such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation.

(i)   There are no arrangements whereby any Person is entitled to any payments based upon the revenues or income of Atlas Texas.

SECTION 3.04. Corporate Books and Records. The minute books of the Seller and Atlas Texas contain accurate records of all meetings and accurately reflect all other actions taken by the stockholders, Boards of Directors and all committees of the Boards of Directors of the Seller and Atlas Texas. Complete and accurate copies of all such minute books and of the stock register of the Seller and Atlas Texas have been provided by the Seller to the Purchaser.

SECTION 3.05. No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 3.06 have been obtained and all filings and notifications listed in Section 3.06 of the Disclosure Schedule have been made, the execution, delivery and performance by the Seller of this Agreement and the Bill of Sale do not and will not (a) violate, conflict with or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of the Seller, (b) materially conflict with or result in a material violation of (or cause an event which could have a Material Adverse Effect as a result of) any Law or Governmental Order applicable to the Seller or any of its assets, properties or businesses or (c) materially conflict with, result in any material breach of, constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Seller pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Seller is a party or by which any of such assets or properties is bound or affected.

SECTION 3.06. Consents and Approvals. (a) The execution, delivery and performance by the Seller of this Agreement and the Bill of Sale do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (i) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not have a Material Adverse Effect and (ii) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser.

(b)   The execution and delivery of this Agreement and the Bill of Sale by the Seller do not, and the performance by the Seller of this Agreement and the Bill of Sale will not, require any third-party consents, approvals, authorizations or actions on the part of the Seller, except as described in Section 3.06 of the Disclosure Schedule. Except as described in Section 3.06 of the Disclosure Schedule, each of such third-party consents, approvals, authorizations or actions has been obtained by the Seller at no cost to the Purchaser.

SECTION 3.07. Financial Information; Books and Records. (a) True and complete copies of (i) the consolidated balance sheet of the Seller for each of the three fiscal years ended as of December 31, 1996, December 31, 1997, and December 31, 1998, and the related statements of income, retained earnings, stockholders' equity and changes in financial position of the Seller, as compiled by the Seller's Accountant (collectively, the "Financial Statements") and (ii) the Reference Balance Sheet and the related statements of income, retained earnings, stockholders' equity and changes in financial position of the Seller, as compiled by the Seller's Accountant (collectively, the "Interim Financial Statements"), have been delivered by the Seller to the Purchaser. The Financial Statements and the Interim Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Seller, (ii) present fairly in all material respects the financial condition and results of operations of the Seller as of the dates thereof or for the periods covered thereby, (iii) except for treatment of fixed assets, which are depreciated on an income tax basis, as otherwise noted thereon and, in the case of the Interim Financial Statements, for normal year-end adjustments that would not have a Material Adverse Effect, have been prepared in accordance with U.S. GAAP applied on a basis consistent with the past practices of the Seller and throughout the periods involved and (iv) will include all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation of the financial condition of the Seller and the results of the operations of the Seller as of the dates thereof and for the periods covered thereby.

(b)   The books of account and other financial records of the Seller: (i) reflect all items of income and expense and all assets and Liabilities required to be reflected therein in accordance with U.S. GAAP applied on a basis consistent with the past practices of the Seller and throughout the periods involved, (ii) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies and (iii) have been maintained in accordance with good business and accounting practices.

SECTION 3.08. No Undisclosed Liabilities. Other than as set forth in Section 3.08 of the Disclosure Schedule, there are no Liabilities of the Seller other (i) than Liabilities reflected or reserved against on the Closing Balance Sheet or (ii) incurred in the ordinary course of business since the Closing Balance Sheet Date and that would not, in the aggregate, have a Material Adverse Effect. Reserves are reflected on the Closing Balance Sheet against all Liabilities of the Seller in

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amounts that have been established on a basis consistent with the past practices of the Seller and in accordance with U.S. GAAP.

SECTION 3.09. Receivables. Except to the extent reserved for on the Closing Balance Sheet, all Receivables reflected on the Closing Balance Sheet arose from the sale of Inventory or services to Persons not affiliated with the Seller and in the ordinary course of the Business consistent with past practice and, except as reserved against on the Closing Balance Sheet, constitute or will constitute, as the case may be, only valid, undisputed claims of the Seller not subject to valid claims of set-off or other defenses or counterclaims. All Receivables reflected on the Closing Balance Sheet or arising from the date thereof until the Closing (subject to the reserve for bad debts, if any, reflected on the Closing Balance Sheet) are or will be good and have been collected or are or will be collectible, without resort to litigation or extraordinary collection activity, within 120 days of the Closing Date.

SECTION 3.10. Inventories. (a) Section 3.10 of the Disclosure Schedule contains a complete list of the addresses of all warehouses and other facilities in which the Inventories are located. Subject to amounts reserved therefor on the Closing Balance Sheet, the values at which all Inventories are carried on the Closing Balance Sheet reflect the historical inventory valuation policy of the Seller of stating such Inventories at the lower of cost or market value. Except as set forth in Section 3.10 of the Disclosure Schedule and except for payments in the ordinary course of Business, the Seller has good and marketable title to the Inventories free and clear of all Encumbrances. The Inventories do not consist of, in any material amount, items that are obsolete, damaged or slow-moving. The Inventories do not consist of any items held on consignment. The Seller is not under any obligation or liability with respect to accepting returns of items of Inventory or merchandise in the possession of its customers other than in the ordinary course of the Business consistent with past practice. No clearance or extraordinary sale of the Inventories has been conducted since the Closing Balance Sheet Date. The Seller has not acquired or committed to acquire or manufactured Inventory for sale which is not of a quality and quantity usable in the ordinary course of the Business within a reasonable period of time and consistent with past practice nor has the Seller, since the Closing Balance Sheet Date, changed the price of any Inventory except for (i) price reductions to reflect any reduction in the cost thereof to the Seller, (ii) reductions and increases responsive to normal competitive conditions and consistent with the Seller's past sales practices.

(b)   The Inventories are in good and merchantable condition in all material respects, are suitable and usable for the purposes for which they are intended and are in a condition such that they can be sold or used in the ordinary course of the Business consistent with past practice.

SECTION 3.11. Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions. Since the Closing Balance Sheet Date, except as set forth in Section 3.11 of the Disclosure Schedule, the Business has been conducted in the ordinary course and consistent with past practice, and since January 1, 1999 the Seller has continued actively to manage, promote and grow the Business. As amplification and not limitation of the foregoing, except as would not have a Material Adverse Effect, since the Closing Balance Sheet Date, the Seller has not:

(i)   permitted or allowed any of the assets or properties (whether tangible or intangible) of the Seller or Atlas Texas to be subjected to any Encumbrance, other than Permitted Encumbrances and Encumbrances that will be released at or prior to the Closing;

(ii)   except in the ordinary course of the Business consistent with past practice, discharged or otherwise obtained the release of any Encumbrance or paid or otherwise discharged any Liability, other than current liabilities reflected on the Closing Balance Sheet and current liabilities incurred in the ordinary course of the Business consistent with past practice since the Closing Balance Sheet Date;

(iii)   written up (or failed to write down in accordance with U.S. GAAP consistent with past practice) the value of any Inventories or Receivables or revalued any assets of the Seller or Atlas Texas other than in the ordinary course of business consistent with past practice and in accordance with U.S. GAAP;

(iv)   made any change in any method of accounting or accounting practice or policy used by the Seller, other than such changes required by U.S. GAAP;

(v)   amended, terminated, cancelled or compromised any material claims of the Seller or Atlas Texas or waived any other rights of substantial value to the Seller;

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(vi)	sold, transferred, leased, subleased, licensed or otherwise disposed of any properties or assets, real, personal or mixed (including, without limitation,
leasehold interests and intangible property), other than the sale of Inventories in the ordinary course of the Business consistent with past practice and the sale of Excluded Assets or Excluded Liabilities;

(vii)	merged with, entered into a consolidation with or acquired an interest of 5% or more in any Person or acquired a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquired any material assets other than in the ordinary course of business consistent with past practice;

(viii)	made any capital expenditure or commitment for any capital expenditure in excess of $50,000 individually or $500,000 in the aggregate;

(ix)	issued any sales orders or otherwise agreed to make any purchases involving exchanges in value in excess of $50,000 individually or $500,000 in the aggregate;

(x)	made any material changes in the customary methods of operations of the Seller or the Business, including, without limitation, practices and policies relating to manufacturing, purchasing, Inventories, marketing, selling and pricing;

(xi)	incurred any Indebtedness for borrowed money or issued any debt securities or assumed, granted, guaranteed or endorsed, or made any other accommodation arrangement making the Seller responsible for, the obligations of any Person, or made any loans or advances other than in the ordinary course of business consistent with past practice;

(xii)	failed to pay any creditor any amount owed to such creditor when due;

(xiii)	(A) granted any increase, or announced any increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable by the Seller to any of its employees, including, without limitation, any increase or change pursuant to any Plan, or (B) established or increased or promised to increase any benefits under any Plan, in either case except as required by Law or any collective bargaining agreement and involving ordinary increases consistent with the past practice of the Seller;

(xiv)	entered into any agreement, arrangement or transaction with any of its directors, officers, employees or shareholders (or with any relative, beneficiary, spouse or Affiliate of such Persons);

(xv)	terminated, discontinued, closed or disposed of any plant, facility or other business operation, or laid off any employees (other than layoffs in the ordinary course of the Business consistent with past practice) or implemented any early retirement, separation or program providing early retirement window benefits within the meaning of Section 1.401(a)-4 of the Regulations or announced or planned any such action or program for the future;

(xvi)	allowed any Permit that was issued or relates to the Seller or otherwise relates to the Business to lapse or terminate or failed to renew any insurance policy or Permit that is scheduled to terminate or expire within 45 calendar days of the Closing Date;

(xvii)	failed to maintain the Seller's and Atlas Texas's plant, property and equipment in good repair and operating condition, ordinary wear and tear excepted;

(xviii)	suffered any casualty loss or damage with respect to any of the Assets, whether or not such losses or damage shall have been covered by insurance;

(xix)	amended, modified or consented to the termination of any Material Contract or the Seller's rights thereunder;

(xx)	made any change in any cash management practice or policy of the Seller;

(xxi)   disclosed any secret or confidential Intellectual Property (except by way of issuance of a patent) or permitted to lapse or go abandoned any Intellectual Property (or any registration or grant thereof or any application relating thereto) to which, or under which, the Seller or Atlas Texas has any right, title, interest or license;

(xxii)   made any express or deemed election or settled or compromised any liability, with respect to Taxes of the Seller or Atlas Texas;

(xxiii)   suffered any Material Adverse Effect; or

(xxiv)   agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.11 or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights with respect to any of the actions specified in this Section 3.11, except as expressly contemplated by this Agreement and the Employment Agreements.

SECTION 3.12. Litigation. Except as set forth in Section 3.12 of the Disclosure Schedule (which, with respect to each Action disclosed therein, sets forth the parties, nature of the proceeding, date and method commenced, amount of damages or other relief sought and, if applicable, paid or granted), there are no Actions by or against the Seller or Atlas Texas, or affecting any of the Assets or the Business, pending before any Governmental Authority (or, to the best knowledge of the Seller after due inquiry, threatened to be brought by or before any Governmental Authority). None of the matters disclosed in Section 3.12 of the Disclosure Schedule has had or could have a Material Adverse Effect or could affect the legality, validity or enforceability of this Agreement, the Bill of Sale or the consummation of the transactions contemplated hereby or thereby. Except as set forth in Section 3.12 of the Disclosure Schedule, neither the Seller nor any of its assets or properties, including, without limitation, the Assets, is subject to any Governmental Order (nor, to the best knowledge of the Seller after due inquiry, are there any such Governmental Orders threatened to be imposed by any Governmental Authority) which has had or could have a Material Adverse Effect.

SECTION 3.13. Compliance with Laws. Except as set forth in Section 3.13 of the Disclosure Schedule, to the best knowledge of the Seller, the Seller has conducted and continues to conduct the Business in accordance with all Laws and Governmental Orders applicable to the Seller or any of its properties or assets, including, without limitation, the Assets, or the Business. The Seller is not in violation of any such Law or Governmental Order. Section 3.13 of the Disclosure Schedule sets forth a brief description of each Governmental Order applicable to the Seller or any of its properties or assets, including, without limitation, the Assets, or the Business, and no such Governmental Order has or has had a Material Adverse Effect.

SECTION 3.14. Certain Interests. (a) Except as disclosed in Section 3.14 of the Disclosure Schedule, no officer or director of the Seller or Atlas Texas and no relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any such officer or director:

(i)   has any direct or indirect financial interest in any competitor, supplier or customer of the Seller or Atlas Texas, provided, however, that the ownership of securities representing no more than one percent of the outstanding voting power of any competitor, supplier or customer, and which are listed on any national securities exchange or traded actively in the national over-the-counter market, shall not be deemed to be a "financial interest" so long as the Person owning such securities has no other connection or relationship with such competitor, supplier or customer;

(ii)   owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property which the Seller or Atlas Texas uses or has used in the conduct of the Business or otherwise; or

(iii)   has outstanding any Indebtedness to the Seller or Atlas Texas.

(b)   Neither the Seller nor Atlas Texas has any Liability or any other obligation of any nature whatsoever to any officer, except for compensation under a plan disclosed pursuant to Section 3.22, director or shareholder of the Seller or Atlas Texas or to any relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any such officer, director or shareholder.

SECTION 3.15. Environmental Matters. (a) (i) The Seller and Atlas Bag are in compliance with all applicable Environmental Laws and all Environmental Permits. All past non-compliance with Environmental Laws or Environmental Permits has been resolved without any pending, on-going or future obligation, cost or liability, and there is no requirement proposed for adoption or implementation under any Environmental Law or Environmental Permit that is reasonably expected to have a Material Adverse Effect.

(ii)   There are no underground or aboveground storage tanks or any surface impoundments, septic tanks, pits, sumps or lagoons in which Hazardous Materials are being or have been treated, stored or disposed on any of the Real Property or on any property formerly owned, leased, used or occupied by the Seller and Atlas Texas.

(iii)   The Seller has not, and to its knowledge no other Person has, Released Hazardous Materials on any of the Real Property or on any property formerly owned, leased, used or occupied by the Seller and Atlas Texas.

(iv)   The Seller is not conducting, and has not undertaken or completed, any Remedial Action relating to any Release or threatened Release at the Real Property or at any other site, location or operation, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law or Environmental Permit.

(v)   There is no asbestos or asbestos-containing material on any of the Real Property.

(vi)   None of the Real Property is listed or proposed for listing, or adjoins any other property that is listed or proposed for listing, on the National Priorities List or the CERCLIS under CERCLA or any analogous federal, state or local list.

(vii)   There are no Environmental Claims pending or, to the best knowledge of Seller, threatened against the Seller, the Business or the Real Property, and to its knowledge there are no circumstances that can reasonably be expected to form the basis of any such Environmental Claim, including without limitation with respect to any off-site disposal location presently or formerly used by the Seller, Atlas Texas or any of their predecessors or with respect to any previously owned or operated facilities.

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(viii)   The Seller and Atlas Texas can maintain present production levels in compliance with applicable Environmental Laws without a material increase in capital or operating expenditures and without modifying any Environmental Permits or obtaining any additional Environmental Permits.

(ix)   There are no wetlands or any areas subject to any legal requirement or restriction in any way related to wetlands (including, without limitation, requirements or restrictions related to buffer or transition areas or open waters) at or affecting the Real Property.

(b)   The Seller has provided the Purchaser with copies of (i) any environmental assessment or audit reports or other similar studies or analyses relating to the Business or the Real Property, and (ii) all insurance policies issued at any time that may provide coverage to the Seller or the Business for environmental matters.

(c)   Neither the execution of this Agreement nor the consummation of the transactions contemplated herein will require any Remedial Action or notice to or consent of Governmental Authorities or third parties pursuant to any applicable Environmental Law or Environmental Permit.

SECTION 3.16.   Material Contracts. (a)   The contracts, agreements, licenses, leases and sales and purchase orders (including, without limitation, oral and informal arrangements) listed in Section 3.16 of the Disclosure Schedule are all of the contracts, agreements, licenses, leases and sales and purchase orders applicable to the operation of the Assets and the conduct of the Business consistent with the Seller's past practice (all such contracts and agreements in connection with which the Seller is likely to pay or otherwise give consideration of more than $100,000 in the aggregate (i) during the calendar year ending December 31, 1999 or (ii) over the remaining term of such contract, as the case may be, being "Material Contracts").

(b)   Each Material Contract: (i) is valid and binding on the Seller and, to the Seller's knowledge, on the other parties thereto and is in full force and effect, (ii) except as set forth on Section 3.16 of the Disclosure Schedule, is freely and fully assignable to the Purchaser without penalty or other adverse consequences and (iii) upon consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, except to the extent that any consents set forth in Section 3.06 of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence. The Seller is not in material breach of, or material default under, any Material Contract. To the Seller's knowledge no other party to any Material Contract is in breach thereof or default thereunder. There is no contract, agreement or other arrangement granting any Person any preferential right to purchase, other than in the ordinary course of the Business consistent with past practice, any of the properties or assets of the Seller or Atlas Texas, including, without limitation, the Assets.

SECTION 3.17. <u>Intellectual Property</u>. (a) Section 3.17 of the Disclosure Schedule sets forth a true and complete list of all (i) patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications, Software and other Intellectual Property, in each case owned by the Seller or Atlas Texas and material to the Business, and (ii) Licensed Intellectual Property, in each case with the relevant expiration date.

(b)   To the Seller's knowledge, the operation of the Business by the Seller and Atlas Texas, and the use of the Owned Intellectual Property and Licensed Intellectual Property in connection therewith, do not conflict with or infringe the Intellectual Property rights of any third party, and no claim is pending or, to the Seller's knowledge, threatened asserting that the operation of such business, or such use of the Owned Intellectual Property or Licensed Intellectual Property, does or may conflict with or infringe the Intellectual Property rights of any third party.

(c)   The Seller is the exclusive owner of the entire and unencumbered right, title and interest in and to the Owned Intellectual Property, and is entitled to use the Owned Intellectual Property and Licensed Intellectual Property in the ordinary course of the Business as presently conducted.

(d)   The Owned Intellectual Property and the Licensed Intellectual Property include all of the Intellectual Property used in the ordinary day-to-day conduct of the Business, and there are no other items of Intellectual Property that are material to the ordinary day-to-day conduct of the Business. The Owned Intellectual Property and, to the knowledge of the Seller, any Intellectual Property licensed to the Seller under the Licensed Intellectual Property, is subsisting, valid and enforceable, and has not been adjudged invalid or unenforceable in whole or part.

(e)   To the knowledge of the Seller, no person is engaging in any activity that infringes the Owned Intellectual Property or Licensed Intellectual Property. Except as set forth in Section 3.17 of the Disclosure Schedule, the Seller has not granted any license or other right to any third party with respect to the Owned Intellectual Property or Licensed Intellectual Property. The consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any of the Owned Intellectual Property.

(f)   The Seller has delivered or made available to the Purchaser correct and complete copies of all the licenses of the Licensed Intellectual Property. With respect to each such license:

(i)   such license is valid and binding and in full force and effect and represents the entire agreement between the respective licensor and licensee with respect to the subject matter of such license;

(ii)   such license will not cease to be valid and binding and in full force and effect on terms identical to those currently in effect as a result of the consummation of the transactions contemplated by this Agreement, nor, except as set forth in Section 3.17 of the Disclosure Schedule, will the consummation of the transactions contemplated by this Agreement constitute a breach or default under such license or otherwise give the licensor a right to terminate such license;

(iii)   the Seller has not (A) received any written notice of termination or cancellation under such license, (B) received any written notice of breach or default under such license, which breach has not been cured, and (C) granted to any other third party any rights, adverse or otherwise, under such license that would constitute a breach of such license; and

(iv)   to the Seller's knowledge, neither the Seller nor any other party to such license is in breach or default thereof in any material respect, and no event has occurred that, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under such license.

(g)   To the Seller's knowledge, the Software is free of all viruses, worms, trojan horses and other material known contaminants, and does not contain any bugs, errors, or problems of a material nature that disrupt its operation or have an adverse impact on the operation of other software programs or operating systems.

(h)   The Seller has the right to use all software development tools, library functions, compilers, and other third party software that is material to the Business, or that is required to operate or modify the Software.

(i)   The Seller has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of its trade secrets and other confidential Intellectual Property. To the knowledge of the Seller (i) there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property of the Seller by any person, and (ii) no employee, independent contractor or agent of the Seller has misappropriated any trade secrets of any other person in the course of such performance as an employee, independent contractor or agent; and (iii) no employee, independent contractor or agent of the Seller is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property.

SECTION 3.18. Real Property. The Seller neither owns, nor owns any interest in, any real property.

SECTION 3.19. Assets. (a) The Seller owns, leases or has the legal right to use all the properties and assets, including, without limitation, the Intellectual Property and the Leased Real Property, used or intended to be used in the conduct of the Business or otherwise owned, leased or used by the Seller, and, with respect to contract rights, is a party to and enjoys the right to the benefits of all contracts, agreements and other arrangements used or intended to be used by the Seller in or relating to the conduct of the Business, all of which properties, assets and rights constitute Assets except for the Excluded Assets. Except as set forth in Section 3.19 of the Disclosure Schedule, the Seller has good and marketable title to, or, in the case of leased or subleased Assets, valid and subsisting leasehold interests in, all the Assets, free and clear of all Encumbrances, except Permitted Encumbrances.

(b)   The Assets and the Excluded Assets constitute all the properties, assets and rights forming a part of, used, held or intended to be used in, and all such properties, assets and rights as are necessary in the conduct of, the Business. At all times since the Closing Date, the Seller has caused the Assets to be maintained in accordance with good business practice, and all the Assets are in good operating condition and repair, subject to normal wear and tear, and are suitable for the purposes for which they are used and intended.

(c)   Except as set forth in Section 3.19 of the Disclosure Schedule, the Seller has the complete and unrestricted power and unqualified right to sell, assign, transfer, convey and deliver the Assets to the Purchaser without penalty or other adverse consequences. Following the consummation of the transactions contemplated by this Agreement and the execution of the instruments of transfer contemplated by this Agreement, the Purchaser will own, with good, valid and marketable title, or lease, under valid and subsisting leases, or otherwise acquire the interests of the Seller in the Assets, free and clear of any Encumbrances, other than Permitted Encumbrances, and without incurring any penalty or other adverse consequence, including, without limitation, any increase in rentals, royalties, or license or other fees imposed as a result of, or arising from, the consummation of the transactions contemplated by this Agreement.

SECTION 3.20. Customers. Listed in Section 3.20 of the Disclosure Schedule are the names and addresses of the 20 most significant customers (by revenue) of the Business for the six-month period ended June 30, 1999 and for the year ended December 31, 1998 and the amount for which each such customer was invoiced during such period. The Seller has not received any notice or to its knowledge has reason to believe that any significant customer of the Seller has ceased, or will cease, to use the products, equipment, goods or services of the Seller, or has substantially reduced, or will substantially reduce, the use of such products, equipment, goods or services at any time.

SECTION 3.21. Suppliers**Error! Bookmark not defined.**. Listed in Section 3.21 of the Disclosure Schedule are the names and addresses of each of the ten most significant suppliers of raw materials, supplies, merchandise and other goods for the Business for the six-month period ended June 30, 1999 and for the year ended December 31, 1998 and the amount for which each such supplier invoiced the Seller during such period. The Seller has not received any notice or to its knowledge has any reason to believe that any such supplier will not sell raw materials, supplies, merchandise and other goods to the Purchaser at any time after the Closing Date on terms and conditions similar to those imposed on current sales to the Seller, subject to general and customary price increases.

SECTION 3.22. Employee Benefit Matters. (a) Plans and Material Documents. Section 3.22 of the Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which the Seller or Atlas Texas is a party, with respect to which the Seller or Atlas Texas has any obligation or which are maintained, contributed to or sponsored by the Seller or Atlas Texas for the benefit of any current or former employee or

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director of the Seller or Atlas Texas, (ii) each employee benefit plan for which the Seller or Atlas Texas could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Seller or Atlas Texas could incur liability under Section 4212(c) of ERISA and (iv) any contracts, arrangements or understandings between the Sellers and any employee of the Seller or of Atlas Texas, including, without limitation, any contracts, arrangements or understandings relating to the sale of the Seller (collectively, the "Plans"). Each Plan is in writing and the Seller has furnished the Purchaser a complete and accurate copy of each Plan and all material documents relating to legal compliance or the material terms or funding of such Plans. Neither the Seller nor Atlas Texas has any express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(b)   Absence of Certain Types of Plans. None of the Plans was at any time or is currently intended to be qualified under Section 401(a) of the code. None of the Plans is, and neither the Seller nor Atlas Texas has at any time maintained or currently maintains, a Plan within the meaning of Title IV of ERISA. None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a "Multiemployer Plan") or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Seller or Atlas Texas could incur liability under Section 4063 or 4064 of ERISA (a "Multiple Employer Plan"). Except as set forth in Section 3.22(b) of the Disclosure Schedule, none of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Seller or Atlas Texas. Each of the Plans is subject only to the laws of the United States or a political subdivision thereof.

(c)   Compliance with Applicable Law. Each Plan is now and always has been operated in all respects in compliance with the requirements of all applicable Law, including, without limitation, ERISA and the Code, and all persons who participate in the operation of such Plans and all Plan "fiduciaries" (within the meaning of Section 3(21) of ERISA) have always acted in accordance with the provisions of all applicable Law, including, without limitation, ERISA and the Code. Each of the Seller and Atlas Texas has performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Plan. No legal action, suit or claim is pending or to the Seller's knowledge threatened with respect to any Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could give rise to any such action, suit or claim.

(d)   Absence of Certain Liabilities and Events. There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. Neither the Seller nor Atlas Texas has incurred any liability for any penalty or tax arising under Section 4971, 4972, 4980, 4980B or 6652 of the Code or any liability under Section 502 of ERISA, and no fact or event exists which could give rise to any such liability. No complete or partial termination has occurred within the five years preceding the date hereof with respect to any Plan. No Plan had an accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently ended plan year of such Plan. None of the assets of the Seller or Atlas Texas is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code; neither the Seller nor Atlas Texas has been required to post any security under Section 307 of ERISA or Section 401(a)(29) of the Code; and, to the Seller's knowledge, no fact or event exists which could give rise to any such lien or requirement to post any such security.

(e)   Plan Contributions and Funding. All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any government entity and, to the Seller's knowledge, no fact or event exists which could give rise to any such challenge or disallowance.

(f)   Severance Payments Resulting from Transaction. The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, officer or director of the Seller or Atlas Texas to severance pay, unemployment compensation or any other payment, (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or director or (C) constitute a "change in control" under any Plan or within the meaning of such term under Section 280G of the Code. No amounts payable under the Plans solely as a result of the consummation of the transactions contemplated by this Agreement will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code or Section 162(m) of the Code.

(g)   Americans With Disabilities Act. The Seller and Atlas Texas are in compliance with the requirements of the Americans With Disabilities Act.

(h)   WARN Act. The Seller and Atlas Texas are in compliance with the requirements of the Workers Adjustment and Retraining Notification Act ("WARN") and have no liabilities pursuant to WARN.

SECTION 3.23. Labor Matters. (a) Neither the Seller nor Atlas Texas is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Seller or Atlas Texas and to the Seller's knowledge currently there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect the Seller or Atlas Texas; (b) there are no controversies, strikes, slowdowns or work stoppages pending or, to the best knowledge of the Seller, threatened between the Seller or Atlas Texas and any of their respective employees, and neither the Seller nor Atlas Texas has experienced any such controversy, strike, slowdown or work stoppage within the past three years; (c) there are no unfair labor practice complaints pending against the Seller or Atlas Texas before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Seller or Atlas Texas which could have a Material Adverse Effect; (d) each of the Seller and Atlas Texas is currently in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, employment of authorized individuals, including the Immigration Reform and Control Act of 1986 and the Immigration Act of 1990, and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Seller or Atlas Texas and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing; (e) each of the Seller and Atlas Texas has paid in full to all of its respective employees or adequately accrued for in accordance with U.S. GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; (f) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or to the Seller's knowledge threatened before any Governmental Authority with respect to any Persons currently or formerly employed by the Seller or Atlas Texas; (g) neither the Seller nor Atlas Texas is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices; (h) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or to the Seller's knowledge, threatened with respect to the Seller or Atlas Texas; and (i) except as set forth in Section 3.23 of the Disclosure Schedule, there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or to the Seller's knowledge threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Seller or Atlas Texas has employed or currently employs any Person.

SECTION 3.24. Employees. Section 3.24 of the Disclosure Schedule lists the name, current annual salary rates, and any special arrangements with respect to bonuses, deferred or contingent compensation, pension, accrued vacation, "golden parachute" and other like benefits paid or payable (in cash or otherwise) in 1997 and 1998. Accrued vacation and other entitlement expenses with respect to all employees as of September 30, 1999 are reflected on the Closing Balance Sheet.

SECTION 3.25. Potential Conflicts of Interest. (a) Except as disclosed in Section 3.25 of the Disclosure Schedule, no shareholder, officer or director or, to the best knowledge of the Seller, employee of the Seller or Atlas Texas and no immediate relative or spouse (or immediate relative of such spouse) who resides with, or is a dependent of, any such shareholder, officer or director or, to the best knowledge of the Seller, employee:

(i)   controls, directly or indirectly, or is a consultant or agent of any Person which is, a competitor, customer, lessee or lessor of, or supplier of goods or services to, the Seller;

(ii)   owns, directly or indirectly, in whole or in part, or has any other interest in, any real property, leasehold interests, or tangible or intangible property which the Seller uses or has used in the conduct of the Business or otherwise;

(iii)   has any cause of action or other suit, action or claim whatsoever against, has outstanding any Indebtedness to, or otherwise owes any amount to, or is owed any amount by, the Seller, except for claims in the ordinary course of business, such as for accrued vacation pay, accrued benefits under the Plans and similar matters;

(iv)   has sold to, or purchased from, the Seller any assets or property for consideration in excess of $25,000 in the aggregate since January 1, 1997;

(v)   is a party to any contract or participates in any arrangement, written or oral, pursuant to which the Seller provides office space to any such individual, or provides services of any nature to any such individual, except where such individual is an employee of the Seller; or

(vi)   has, since January 1, 1997, engaged in any other material transaction with the Seller (other than in connection with such person's employment relationship, if any).

(b)   Except as disclosed in Section 3.25(b) of the Disclosure Schedule, other than in the ordinary course of business the Seller has no Liability or any other obligation of any nature whatsoever to, any officer, director, or shareholder of the Seller or to any immediate relative or spouse (or immediate relative of such spouse) who resides with, or is a dependent of, any such officer, director or shareholder.

SECTION 3.26.   Certain Business Practices and Regulations.   Neither of the Seller nor Atlas Texas nor any of their respective officers, directors, employees or agents acting within the scope of their agency has, to the knowledge of the Seller, (i) made or agreed to make any contribution, payment or gift to any customer, supplier, governmental official, employee or agent where either the contribution, payment or gift or the purpose thereof was illegal under any Law, (ii) established or maintained any unrecorded fund or asset for any purpose or made any false entries on its books and records for any reason, (iii) made or agreed to make any contribution, or reimbursed any political gift or contribution made by any other person, to any candidate for federal, state or local public office, whether in the United States or elsewhere, in violation of any Law, or (iv) engaged in any activity constituting fraud or abuse under the Laws of any federal, state or local jurisdiction.

SECTION 3.27.   Taxes.   (a) (i) All returns and reports in respect of Taxes required to be filed with respect to the Business (including the consolidated federal income tax return of the Seller and any state Tax return that includes the Seller or Atlas Texas on a consolidated or combined basis) have been timely filed; (ii) all Taxes required to be shown on such returns and reports or otherwise due have been timely paid; (iii) all such returns and reports (insofar as they relate to the activities or income of the Seller or Atlas Texas) are true, correct and complete in all material respects; (iv) no adjustment relating to such returns has been proposed formally or informally by any Tax authority (insofar as either relates to the activities or income of the Business; (v) there are no pending or, to the best knowledge of the Seller and Atlas Texas, threatened actions or proceedings for the assessment or collection of Taxes with respect to the Business; and (vi) there are no Tax liens on any assets of the Business.

(b)   (i) There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Business may be subject; (ii) there are no requests for information currently outstanding that could affect the Taxes of the Seller or Atlas Texas; (iii) there are no proposed reassessments of any property owned by the Seller or Atlas Texas with respect to the Business or other proposals that could increase the amount of any Tax to which the Seller or Atlas Texas would be subject; and (iv) neither the Seller nor Atlas Texas is subject to any Tax imposed by any state or political subdivision thereof other than Illinois, Texas and the political subdivisions thereof.

(c)   (i) Section 3.27 of the Disclosure Schedule lists all income, franchise and similar tax Returns (federal, state, local and foreign) filed with respect to each of the Seller and Atlas Texas for taxable periods ended on or after December 31, 1995, indicates for which jurisdictions Returns have been filed on the basis of a unitary group, indicates the most recent income, franchise or similar tax Return for each relevant jurisdiction for which an audit has been completed or the statute of limitations has lapsed and indicates all tax Returns that currently are the subject of audit; and (ii) the Seller has delivered to the Purchaser correct and complete copies of all federal, state and foreign income, franchise and

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similar tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Seller or Atlas Texas since December 31, 1995 other than immaterial items.

(d)   For purposes of the Seller's indemnification of the Purchaser pursuant to Section 6.01(a), the representations in Section 3.27(a) shall be deemed to have been made with no exception for items disclosed in Section 3.27 of the Disclosure Schedule or otherwise.

(e)   On the Closing Balance Sheet, reserves and allowances have been provided, and on the Closing Balance Sheet reserves and allowances will be provided, in each case adequate to satisfy all Liabilities for Taxes relating to the Seller and Atlas Texas for periods through the Closing Date (without regard to the materiality thereof).

SECTION 3.28. Insurance. (a) All material assets, properties and risks of the Business and the Seller are covered by valid and currently effective insurance policies or binders of insurance (including, without limitation, general liability insurance, property insurance and workers' compensation insurance) issued in favor of the Seller, in each case with responsible insurance companies, in such types and amounts and covering such risks as are consistent with customary practices and standards of companies engaged in businesses and operations similar to those of the Seller. Section 3.28 of the Disclosure Schedule sets forth all policies or binders of fire, property, casualty, liability, workers' compensation, vehicular or other insurance, and all bond and surety arrangements, held by or on behalf of the Seller currently in effect (specifying the insurer, the policy number or covering note number with respect to binders, and describing each open claim thereunder, setting forth the aggregate amounts paid out under each such policy and specifying the aggregate limits of liability thereunder). Each such insurance policy and binder is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect. All such policies and binders are issued by insurers who are unaffiliated, directly or indirectly, with the Seller. Neither the Seller nor any Person holding any such policy or binder is in breach or default with respect to any provision contained in any such policy or binder, nor has the Seller or any such policyholder failed to give any notice of any claim under any such policy or binder in due or timely fashion. Neither the Seller nor any such policyholder has cancelled or failed to renew any such policy or binder, or has knowledge of any material inaccuracy in any application for such policies or binders, or has failed to pay premiums when due or any similar state of facts that might form the basis for termination of any such insurance, or given notice of any such circumstance, except to the extent that such occurrence would not have a Material Adverse Effect.

(b)   Section 3.28 of the Disclosure Schedule sets forth all risks against which the Seller is self-insured or which are covered under any risk retention program in which the Seller participates and details for the last five years of the Seller's loss experience with respect to such risks.

SECTION 3.29. Accounts; Lockboxes; Safe Deposit Boxes; Powers of Attorney. Section 3.29 of the Disclosure Schedule is a true and complete list of (i) the names of each bank, savings and loan association, securities or commodities broker or other financial institution in which the Seller has an account relating to the Business, including cash contribution accounts, and the names of all persons authorized to draw thereon or have access thereto, (ii) the location of all lockboxes and safe deposit boxes of the Seller relating to the Business and the names of all Persons authorized to draw thereon or have access thereto and (iii) the names of all Persons, if any, holding powers of attorney from the Seller relating to the Business. At the time of the Closing, the Seller shall not have any such account, lockbox or safe deposit box other than those listed in Section 3.29 of the Disclosure Schedule, nor shall any additional Person have been authorized, from the date of this Agreement, to draw thereon or have access thereto or to hold any such power of attorney, without the prior written consent of the Purchaser. The Seller has not commingled monies or accounts of the Seller with other monies or accounts of any Affiliates of the Seller. At the time of the Closing, all monies and accounts of the Seller shall be held by, and be accessible only to, the Seller.

SECTION 3.30. Full Disclosure. (a) The Seller is not aware of any facts pertaining to the Seller or the Business that could have a Material Adverse Effect and which have not been disclosed in this Agreement, the Disclosure Schedule, the Financial Statements or the Interim Financial Statements or otherwise disclosed to the Purchaser by the Seller in writing.

(b)   No representation or warranty of the Seller in this Agreement, nor any statement or certificate furnished or to be furnished to the Purchaser pursuant to this Agreement, or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact, or knowingly omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

SECTION 3.31. <u>Brokers</u>. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Seller.

SECTION 3.32. Year 2000 Compliance. The Seller has undertaken an assessment of those Seller Systems that could be adversely affected by a failure to be Year 2000 Compliant. Based on such inventory and assessment, the Seller has taken all commercially reasonable steps to ensure that all Seller Systems are Year 2000 Compliant or will be Year 2000 Compliant as required to avoid having a Material Adverse Effect on the Business. The Seller estimates that the total remaining cost of rendering the Seller Systems Year 2000 Compliant is as calculated and as disclosed on Section 3.32 of the Disclosure Schedule. Any costs incurred subsequent to September 30, 1999 with respect to making Seller Systems Year 2000 Compliant shall be accrued as of the Closing Balance Sheet Date. For purposes hereof, "Seller Systems" shall mean all computer, hardware, software, Software, systems, and equipment (including embedded microcontrollers in non-computer equipment) embedded within or required to operate the current products of the Seller and Atlas Texas, and/or material to or necessary for the Seller to carry on the Business as currently conducted. For purposes hereof, "Year 2000 Compliant" means that the Seller Systems provide uninterrupted millennium functionality in that the Seller Systems will record, store, process and present calendar dates falling on or after January 1, 2000, in the same manner and with the same functionality as the Seller Systems record, store, process, and present calendar dates falling on or before December 31, 1999.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Seller to enter into this Agreement, the Purchaser hereby represents and warrants to the Seller as follows:

SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its respective terms.

SECTION 4.02. No Conflict. Except as may result from any facts or circumstances relating solely to the Seller, the execution, delivery and performance by the Purchaser of this Agreement do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or by-laws of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Purchaser pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party or by which any of such assets or properties is bound or affected, which would have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

SECTION 4.03. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by the Purchaser do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority.

SECTION 4.04. Litigation. No claim, action, proceeding or investigation is pending or, to the best knowledge of the Purchaser after due inquiry, threatened, which seeks to delay or prevent the consummation of, or which would be reasonably likely to materially adversely affect either the Purchaser's ability to consummate, the transactions contemplated by this Agreement.

SECTION 4.05. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Access to Information. (a) In order to facilitate the resolution of any claims made against or incurred by the Seller prior to the Closing, for a period of seven] years after the Closing, the Purchaser shall (i) retain the books and records of the Seller which are transferred to the Purchaser pursuant to this Agreement relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Seller and (ii) upon reasonable notice, afford the officers, employees and authorized agents and representatives of the Seller reasonable access (including the right to make, at the Seller's expense, photocopies), during normal business hours, to such books and records.

(b)   In order to facilitate the resolution of any claims made by or against or incurred by the Purchaser after the Closing or for any other reasonable purpose, for a period of seven years following the Closing, the Seller shall (i) retain all books and records of the Seller which are not transferred to the Purchaser pursuant to this Agreement and which relate to the Seller, its operations or the Business for periods prior to the Closing and which shall not otherwise have been delivered to the Purchaser and (ii) upon reasonable notice, afford the officers, employees and authorized agents and representatives of the Purchaser, reasonable access (including the right to make photocopies at the expense of the Purchaser), during normal business hours, to such books and records.

SECTION 5.02. Confidentiality. Each of the Seller and each Shareholder agrees to, and shall use reasonable best efforts to cause its respective agents, representatives, Affiliates, employees, officers and directors to: (i) treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to trade secrets, processes, patent or trademark applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and any other confidential information with respect to the Business or the Seller, (ii) in the event that the Seller, any Shareholder or any such agent, representative, Affiliate, employee, officer or director becomes legally compelled to disclose any such information, provide the Purchaser with prompt written notice of such requirement so that the Purchaser may seek a protective order or other remedy or waive compliance with this Section 5.02, (iii) in the event that such protective order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.02, furnish only that portion of such confidential information which is legally required to be provided and exercise its best efforts to obtain assurances that confidential treatment will be accorded such information, and (iv) promptly furnish (prior to, at, or as soon as practicable following, the Closing) to the Purchaser any and all copies (in whatever form or medium) of all such confidential information then in the possession of the Seller, any Shareholder or any of their respective agents, representatives, Affiliates, employees, officers and directors and destroy any and all additional copies then in the possession of the Seller, any Shareholder or any of their respective agents, representatives, Affiliates, employees, officers and directors of such information and of any analyses, compilations, studies or other documents prepared, in whole or in part, on the basis thereof; provided, however, that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by the Seller, any Shareholder, or their respective agents, representatives, Affiliates, employees, officers or directors; provided further that specific information shall not be deemed to be within the foregoing exception merely because it is embraced in general disclosures in the public domain. In addition, any combination of features shall not be deemed to be within the foregoing exception merely because the individual features are in the public domain unless the combination itself and its principle of operation are in the public domain. The Seller and the Shareholders agree and acknowledge that remedies at Law for any breach of their obligations under this Section 5.02 are inadequate and that in addition thereto the Purchaser shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any such breach, without the necessity of demonstrating the inadequacy of monetary damages.

SECTION 5.03. Use of Intellectual Property. (a) From and after the Closing, the Seller and the Shareholders shall not use any of the Intellectual Property; provided, however, that Charles Roy and Scott Brekken may continue to use the Intellectual Property in the course of their employment pursuant to their respective Employment Agreements.

(b) As promptly as practicable following the Closing, the Seller shall remove or obliterate any Intellectual Property from letterheads and other materials remaining in its possession or under its control, and the Seller shall not use or put into use after the Closing any materials that bear any trademark, service mark, trade dress, logo, trade name or corporate name, including, but not limited to, "Atlas Bag Inc.," "Atlas Bag" or "Atlas," contained in the Intellectual Property.

SECTION 5.04. <u>Taxes</u>. (a) The Seller, the Shareholders and the Purchaser agree to treat all payments made by either party to or for the benefit of the other party under the indemnity provisions of this Agreement and for any misrepresentations or breach of warranties or covenants contained herein as adjustments to the Purchase Price for Tax purposes, and that such treatment shall govern for purposes hereof except to the extent that the laws of a particular jurisdiction provide otherwise, in which case such payments shall be made in an amount sufficient to indemnify the relevant party on an after-tax basis.

(b)   Notwithstanding any provision in this Agreement to the contrary, the Seller and the Shareholders shall indemnify and hold harmless Purchaser for any Tax liabilities imposed on Purchaser as a result of any payments made by the Seller or any Shareholder under the indemnity provisions of this Agreement, which obligation for such imposed Tax liabilities shall survive until the close of business on the 60th day following the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof).

(c)   The Purchaser reserves the right to choose the procedure for filing and furnishing IRS Forms W-2, W-3 and 941 under Revenue Procedure 96-60, including the right to succeed to the Seller's federal unemployment tax accounts in accordance therewith. The Seller shall report and remit federal taxes at the appropriate time as elected by the Purchaser under the "Standard Procedure" or "Alternative Procedure" stated in sections 4 and 5 of Revenue Procedure 96-60. The Purchaser also reserves the right to choose the procedure for filing state unemployment tax forms and to succeed to the Seller's state unemployment tax accounts under state "successor-in-interest" provisions under any similar procedure. The Seller agrees to authorize the Purchaser's state unemployment tax election.

(d)   The Seller and the Shareholders shall be jointly and severally liable for and shall hold the Purchaser harmless against any real property transfer or gains, sales, use, transfer, and value added taxes, any transfer, recording, registration, and other fees, and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement. The Seller, after the review and consent by the Purchaser, shall file such applications and documents as shall permit any such Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure. The Purchaser shall execute and deliver all instruments and certificates necessary to enable the Seller to comply with the foregoing. The Purchaser shall complete and execute a resale or other exemption certificate with respect to the inventory items sold hereunder, and shall provide the Seller with an executed copy thereof.

SECTION 5.05. <u>Excluded Liabilities</u>. The Seller will, and the Shareholders will cause the Seller to, pay and discharge the Excluded Liabilities as and when the same become due and payable.

SECTION 5.06. <u>Bulk Transfer Laws</u>. The Purchaser hereby waives compliance by the Seller with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale of the Assets to the Purchaser (other than any obligations with respect to the application of the proceeds herefrom). Pursuant to Article VI, the Seller has agreed to indemnify the Purchaser against any and all liabilities which may be asserted by third parties against the Purchaser as a result of the Seller's noncompliance with any such law.

SECTION 5.07. <u>Employee Matters</u>. (a) As of the Closing Date, the Purchaser shall offer employment to those employees of the Seller listed on Schedule 5.07 of the Disclosure Schedule. As used herein, "<u>Transferred Employee</u>" shall mean each such employee who accepts such offer.

(b)   As of the Closing Date, the Seller shall provide the Purchaser with a complete and accurate statement of any amounts expected to be payable by the Purchaser following the Closing that relate to any service by any Transferred Employee with the Seller through the Closing Date, including, without limitation, any salary or wages, any accrued vacation, sick or personal days or any bonuses, except to the extent that such amounts are reflected as Liabilities on the Closing Balance Sheet (the "<u>Employee Amounts</u>"). In the event that the amounts payable by the Purchaser following the Closing Date that relate to service by any Transferred Employee with the Seller through the Closing Date exceed the Employee Amounts, the Seller shall indemnify the Purchaser for such excess.

(c)   The Purchaser shall be responsible for complying with the notification requirements of WARN in connection with the termination of employment of a Transferred Employee on or after the Closing Date.

(d)   The Purchaser shall assume all of the rights and obligations of the Seller under the employment agreements to which the Seller is a party listed on Section 5.07 of the Disclosure Schedule, forms of which are included in Section 5.07 of the Disclosure Schedule.

SECTION 5.08. Non-Competition. (a) For a period of three years after the Closing (the "Restricted Period"), none of Seller, Charles Roy, Scott Brekken and Bruce Vernon shall engage, directly or indirectly, in any business anywhere in the world that manufactures, produces or supplies products or services of the kind manufactured, produced or supplied by the Business as of the Closing Date or, without the prior written consent of the Purchaser, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, stockholder, consultant or otherwise, any Person that competes with the Purchaser, the Seller or Atlas Texas in manufacturing, producing or supplying products or services of the kind manufactured, produced or supplied by the Business as of the Closing; provided, however, that, for the purposes of this Section 5.08, ownership of securities having no more than one percent of the outstanding voting power of any competitor which are listed on any national securities exchange or traded actively in the national over-the-counter market shall not be deemed to be in violation of this Section 5.08 so long as the Person owning such securities has no other connection or relationship with such competitor.

(b)   As a separate and independent covenant, the Seller and each Executive listed in Section 5.08(a) agrees with the Purchaser that, for a period of three years following the Closing, neither the Seller nor any such Executive will in any way, directly or indirectly, for the purpose of conducting or engaging in any business that manufactures, produces or supplies products or services of the kind manufactured, produced or supplied by the Business as of the Closing, call upon, solicit, advise or otherwise do, or attempt to do, business with any customers of the Business with whom the Seller or any such Executive had any dealings during the period of time in which such Executive was an Executive of the Seller; provided that the restrictions in this Section 5.08 shall not apply to Charles Roy and Scott Brekken when performing their duties pursuant to their respective Employment Agreements. Each of the Seller and the Executives further agrees with the Purchaser that, for a period of three years following the Closing, neither the Seller nor any such Executive will take away or interfere or attempt to interfere with any custom, trade, business or patronage of the Business, or interfere with or attempt to interfere with any officers, employees, representatives or agents of the Business, or induce or attempt to induce any of them to leave the employ of the Purchaser or violate the terms of their contracts, or any employment arrangements, with the Purchaser.

(c)   The Restricted Period shall be extended by the length of any period during which any Executive is in breach of the terms of this Section 5.08.

(d)   The Seller acknowledges that the covenants of the Seller set forth in this Section 5.08 are an essential element of this Agreement and that, but for the agreement of the Seller to comply with these covenants, the Purchaser would not have entered into this Agreement. The Seller acknowledges that this Section 5.08 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement by the Purchaser. The Seller has independently consulted with counsel and after such consultation agree that the covenants set forth in this Section 5.08 are reasonable and proper.

SECTION 5.09. Indemnity Regarding Lease and Contract Assignments. The Seller and the Shareholders, jointly and severally, shall indemnify the Purchaser and hold it harmless, without regard to the limitations on indemnification set forth in Article VI, from any and all damages, claims, losses and liabilities arising out of or resulting from the failure of the Seller to obtain consents, at or prior to the Closing, under any and all leases and contracts of the Seller.

SECTION 5.10. Further Action. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Laws, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

ARTICLE VI

INDEMNIFICATION

SECTION 6.01. Survival. The representations, warranties, covenants and agreements of the Seller contained in this Agreement and the Ancillary Agreements to which the Seller and the Purchaser are party, and all statements contained in

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the Acquisition Documents, shall survive the Closing until the second anniversary thereof; provided, however, that (a) the representations and warranties dealing with Tax matters shall survive until thirty calendar days after the expiration of the applicable period under the statute of limitations therefor has expired and (b) insofar as any claim is made by the Purchaser for the breach of any representation or warranty of the Seller contained herein, which claim arises out of allegations of personal injury or property damage suffered by any third party on or prior to the Closing Date or attributable to products or Inventory sold or shipped, or activities or omissions that occur, on or prior to the Closing Date, such representations and warranties shall, for purposes of such claim by the Purchaser, survive until thirty calendar days after the expiration of the applicable period under the statute of limitations governing such claims, and (c) the agreements set forth in Article V shall remain in full force and effect for the applicable periods specified in such Article or, if no such period is specified, until the applicable period under the statute of limitations therefor has expired. Neither the period of survival nor the liability of the Seller with respect to the Seller's representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Purchaser. If written notice of a claim has been given by the Purchaser to the Seller prior to the expiration of the applicable representations and warranties, then the relevant representations and warranties shall survive as to such claim until the claim has been finally resolved.

SECTION 6.02. Indemnification by the Seller. The Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns shall be indemnified and held harmless by the Seller and each of the Shareholders, jointly and severally, for any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, attorneys' and consultants' fees and expenses) actually suffered or incurred by them (including, without limitation, any Action brought or otherwise initiated by any of them) (hereinafter a "Loss"), arising out of or resulting from:

(i) the breach of any representation or warranty made by the Seller or the Shareholders contained in the Acquisition Documents; or

(ii) the breach of any covenant or agreement by the Seller contained in the Acquisition Documents; or

(iii) any and all Losses suffered or incurred by the Purchaser by reason of or in connection with any claim or cause of action of any third party to the extent arising out of any action, inaction, event, condition, liability or obligation of the Seller occurring or existing prior to the Closing; or

(iv) Liabilities, whether arising before or after the Closing Date, that are not expressly assumed by the Purchaser pursuant to this Agreement, including, without limitation, the Excluded Liabilities;

provided, however, that any liability of the Seller and each Shareholder pursuant to Section 5.08 shall be several.

To the extent that the Seller's and the Shareholder's undertakings set forth in this Section 6.02 may be unenforceable, the Seller and each Shareholder shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchaser.

SECTION 6.03. Indemnification by the Purchaser. The Seller and its Affiliates, officers, directors, employees, agents, successors and assigns shall be indemnified and held harmless by the Purchaser for any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, attorneys' and consultants' fees and expenses) actually suffered or incurred by them (including, without limitation, any Action brought or otherwise initiated by any of them) (hereinafter a "Loss"), arising out of or resulting from:

(i) the breach of any representation or warranty made by the Purchaser contained in this Agreement or the Assumption Agreement; or

(ii) the breach of any covenant or agreement by the Purchaser contained in this Agreement or the Assumption Agreement;

(iii) the conduct of the Business by the Purchaser following the Closing; or

(iv)   the Assumed Liabilities, except to the extent that the Seller or the Shareholders are obligated to indemnify the Purchaser with respect thereto.

SECTION 6.04. General Indemnification Provisions. (a) Any Person seeking indemnification under this Article VI (an "Indemnified Party") shall give prompt notice to the party or parties from whom such indemnification is sought (the "Indemnifying Party"), stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The obligations and Liabilities of the Indemnifying Party under this Article VI with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Article VI ("Third Party Claims") shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within 30 days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VI except to the extent the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to any Indemnified Party otherwise than under this Article VI. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, then the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 15 days of the receipt of such notice from the Indemnified Party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable good faith judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel, in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Indemnifying Party. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party's expense, all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party's expense, all such witnesses, records, materials and information in the Indemnifying Party's possession or under the Indemnifying Party's control relating thereto as is reasonably required by the Indemnified Party. No such Third Party Claim may be settled by the Indemnifying Party without the written consent of the Indemnified Party.

(b)   To the extent that the undertakings of the Indemnifying Party Seller or the Purchaser set forth in this Article VI may be unenforceable, the Seller or the Purchaser, as the case may be, shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchaser or the Seller, as the case may be.

SECTION 6.05. Limitation of Indemnification. (a) In order to satisfy any amount determined to be owed to the Purchaser under this Article VI, the Purchaser's first but not sole recourse shall be to offset such amount against any Subsequent Payments remaining to be paid; provided that the Seller and the Shareholders shall not be required to indemnify, defend or hold the Purchaser harmless against or reimburse any losses or claims pursuant to Section 6.02 unless and until the aggregate amount of such losses or claims exceeds $50,000, after which the Seller shall be obligated for the entire amount of all such losses or claims in excess of $25,000; and provided, further that Seller and the Shareholders shall not be obligated for any portion of such amount that is in excess of 75% of the Purchase Price that is paid to the Seller and the Shareholders.

(b)   In the event of any indemnity claim by the Purchaser, notwithstanding the provisions of Section 2.03(b), the Purchaser may withhold an amount from any Subsequent Payments that in the Purchaser's good faith estimate is sufficient to cover the amount of such claim. Upon resolution of such claim, the Purchaser shall pay the remainder of such Subsequent Payment after the satisfaction of such claim to the Sellers together with interest thereon at the Interest Rate for the period withheld.

ARTICLE VII

GENERAL PROVISIONS

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SECTION 7.01. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 7.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

(a)   if to the Seller and to the Shareholders:
Atlas Bag, Inc.
1701 South Winthrop Drive
Des Plaines, Illinois 60018
Telecopy No.: (847) 227-1704
Attention: Charles M. Roy

with a copy to:

Horwood Marcus & Berk
333 West Wacker Drive, Suite 2800
Chicago, Illinois 60606
Telecopy No.: (312) 606-3232
Attention: Keith H. Berk, Esq.

(b)   if to the Purchaser:
Marino Technologies Inc.
c/o Consoltex (USA) Inc.
1040 Avenue of the Americas, 6th Floor
New York, New York 10018
Telecopy: (212) 596-0483
Attention: Paul J. Bamatter

with a copy to:

Shearman & Sterling
599 Lexington Avenue
New York, New York 10022
Telecopy: (212) 848-7179
Attention: Creighton O'M. Condon, Esq.

SECTION 7.03. Public Announcements. No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party, and the parties shall cooperate as to the timing and contents of any such press release or public announcement.

SECTION 7.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 7.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any

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manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 7.06. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof.

SECTION 7.07. Assignment. This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller and the Purchaser); provided, however, that the Purchaser may assign this Agreement to an Affiliate of the Purchaser without the consent of the Seller.

SECTION 7.08. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including, without limitation, any union or any employee or former employee of the Seller, any legal or equitable right, benefit or remedy of any nature whatsoever, including, without limitation, any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 7.09. Amendment This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser.

SECTION 7.10. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, EXCLUDING (TO THE GREATEST EXTENT PERMISSIBLE BY LAW) ANY RULE OF LAW THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK. ALL ACTIONS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE HEARD AND DETERMINED IN ANY NEW YORK STATE OR FEDERAL COURT SITTING IN THE CITY OF NEW YORK. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, THE RIGHT TO A TRIAL BY JURY.

SECTION 7.11. Arbitration. Any dispute or controversy arising under or in connection with this Agreement (a "Claim") that cannot be mutually resolved by the parties hereto and their respective advisors and representatives shall be finally settled by binding arbitration in Chicago, Illinois administered by the American Arbitration Association ("AAA") under its Commercial Arbitration Rules as then in effect (the "Rules"). The arbitration shall be conducted before a single arbitrator of exemplary qualifications and stature, who shall be selected jointly by the Purchaser, and the Seller. In the event that the parties or their selected arbitrators are unable to selected such an arbitrator, selection of the arbitrator shall be in accordance with the Rules. Judgment may be entered on the arbitrator's award in any court have competent jurisdiction. At the request of either the Sellers or the Purchaser, the arbitrator may take any interim measure he deems necessary, including measures for the conservation of any items forming the subject matter in dispute, which measures may take the form of an interim award. The arbitrator's power to grant interim measures shall not be interpreted as precluding the jurisdiction of competent courts to grant such relief. The parties waive any form of notification or deposit of the award except as required by the Rules. Judgment on the award may be entered in any court having jurisdiction over it or having jurisdiction over the Sellers or the Purchaser or their respective assets. The laws of the State of Illinois shall govern any arbitration and the validity, scope and effect of this Section 7.11. The non-prevailing party shall bear all expenses of the arbitrator incurred in any arbitration hereunder. In the event of arbitration or litigation arising under this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party its reasonable attorney's fees and expenses incurred in connection with such arbitration or litigation, including before the filing of a demand for arbitration or a lawsuit. Arbitration pursuant to this Section 7.11 shall constitute the sole remedy of the parties hereto, provided, that the parties agree that monetary damages may be inadequate and that any party shall be entitled to seek specific performance of the arbitrator's decision from a court of competent jurisdiction.

SECTION 7.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 7.13. <u>Specific Performance</u>. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at Law or equity without the necessity of demonstration the inadequacy of monetary damages.

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IN WITNESS WHEREOF, the Seller, the Shareholders and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ATLAS BAG, INC.

By: _____
Name:
Title:

CHARLES M. ROY

_____
Charles M. Roy
SCOTT BREKKEN

_____
Scott Brekken
BRUCE H. VERNON

_____
Bruce H. Vernon
MARINO TECHNOLOGIES
INCORPORATED

By: _____
Name:
Title:

By: _____
Name:
Title:

EXHIBIT 1.01(a)
FORM OF BILL OF SALE AND ASSIGNMENT

EXHIBIT 1.01(b)
FORM OF ROY EMPLOYMENT AGREEMENT

EXHIBIT 1.01(c)
FORM OF BREKKEN EMPLOYMENT AGREEMENT

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EXHIBIT 2.03(d)
ALLOCATION OF PURCHASE PRICE

EXHIBIT 2.07(a)
Statement of Estimated Net Working Capital

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